Form 20-F
period 2021-12-31
Vertical Aerospace Ltd.
filed 2022-04-29
CIK 1867102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-41169

Vertical Aerospace Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Vertical Aerospace Ltd.

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive offices)

Sanjay Verma

General Counsel

Telephone: +44 117 457 2094

Email: Legal@vertical-aerospace.com

Vertical Aerospace Ltd.

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	EVTL	New York Stock Exchange
Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per share	EVTLW	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.           209,135,382           ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐    No  ☒

i

ii

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this Annual Report, the terms “Vertical,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Vertical Aerospace Group Ltd. prior to the closing of the Business Combination (as defined below) and to Vertical Aerospace Ltd., together with its consolidated subsidiaries as a consolidated entity, following the closing of the Business Combination.

SELECTED DEFINITIONS

The following terms used in this Annual Report are defined below, unless where context otherwise requires:

“2021 Incentive Plan” means the Vertical Aerospace Ltd. 2021 Incentive Award Plan filed as Exhibit 4.6 to this Annual Report.

“AAM” means advanced air mobility, with reference to the advanced air mobility market.

“Amended and Restated Memorandum and Articles of Association” means the amended and restated memorandum and articles of association of Vertical Aerospace Ltd. adopted on December 1, 2021, a copy of which is filed as Exhibit 1.1 to this Annual Report.

“American” means American Airlines Inc.

“American Commercial Warrant Shares” means the Ordinary Shares represented by Warrant B, Warrant C, Warrant D, Warrant E and Warrant F (as such terms are defined in the American Warrant Instrument) to be issued to American in accordance with the American Warrant Instrument.

“American Lock-Up Agreement” means the Lock-Up Agreement entered into by American at the Closing in connection with the Business Combination.

“American SPA” means the share purchase deed, dated as of June 10, 2021, providing for, among other things, the sale of 5,804 Class Z ordinary shares of VAGL to Vertical in consideration for the issuance by Vertical of 6,125,000 ordinary shares to American.

“American Warrant Instrument” means the warrant instrument entered into by Vertical immediately following the Closing pursuant to which, among other things, American received warrants exercisable for ordinary shares.

“Avolon” means Avolon e Limited, its shareholders or a member of the Avolon Group (as applicable).

“Avolon Commercial Warrant Shares” means the Ordinary Shares represented by Warrant C1 and Warrant C2 (as such terms are defined in the Avolon Warrant Instrument) to be issued to the Avolon Warrantholders in accordance with the Avolon Warrant Instrument.

“Avolon Group” means Avolon Holdings Limited and each of its subsidiaries from time to time.

“Avolon Warrantholders” means the shareholders of Avolon e Limited.

“Avolon Lock-Up Agreements” means the Lock-Up Agreements entered into by the Avolon Warrantholders in connection with the Business Combination.

“Avolon Warrant Instrument” means the warrant instrument entered into by Vertical immediately following the Closing pursuant to which, among other things, the Avolon Warrantholders received warrants exercisable for ordinary shares.

“Bristow” means Bristow Group Inc.

“British pounds sterling” or “£” means the legal currency of the United Kingdom.

“Broadstone” means Broadstone Acquisition Corp., a Cayman Islands exempted company.

“Broadstone Initial Public Offering” or “IPO” means the initial public offering of units of Broadstone, each consisting of one ordinary share of Broadstone and one-half of one redeemable Broadstone public warrant, consummated on September 15, 2020.

“Broadstone Private Placement Warrants” means the warrants sold by Broadstone privately to the Sponsor simultaneously with the consummation of the Broadstone Initial Public Offering (including the underwriters’ partial exercise of their over-allotment option).

“Business Combination Agreement” means the Business Combination Agreement, dated as of June 10, 2021, as amended, by and among, inter alia, Broadstone, Merger Sub, Vertical, VAGL and the VAGL Shareholders.

“Business Combination” means the Merger, the Share Acquisition, and the other transactions contemplated by the Business Combination Agreement.

“Closing” means the closing of the Business Combination on December 16, 2021.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act (as amended) of the Cayman Islands, as amended, modified, re-enacted or replaced.

“Company Loan Note Shares” means the 12,893 Class A ordinary shares of VAGL issued and fully paid immediately prior to the Closing in accordance with the terms of the applicable Loan Notes and a separate deed of conversion dated June 10, 2021.

“constitutional documents” means the formation documents of any of the entities listed herein, including the memorandum and articles of association, as they may be amended.

“Convertible Loan Note Instrument” means the convertible loan note instrument of VAGL dated March 11, 2021.

“Convertible Notes Warrants” means the 4,000,000 warrants, which are exercisable for one ordinary share each, with an exercise price of $11.50 per ordinary share (subject to adjustment), and which were issued to the Convertible Senior Secured Notes Investor immediately after Closing pursuant to the Convertible Senior Secured Notes Subscription Agreement.

“Convertible Senior Secured Notes” means the convertible senior secured notes due 2026 of Vertical with an aggregate principal amount of $200,000,000, which bear interest at a rate of 7.00% per annum for cash interest or 9.00% per annum paid-in-kind at the election of Vertical that is paid semi-annually.

“Convertible Senior Secured Notes Investor” means Mudrick Capital Management L.P., the third-party investor who subscribed for the Convertible Senior Secured Notes on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates.

“Convertible Senior Secured Notes Subscription Agreement” means the subscription agreement, dated October 26, 2021, entered into between Vertical, Broadstone and the Convertible Senior Secured Notes Investor, pursuant to which, among other things, Vertical agreed to issue and sell the Convertible Senior Secured Notes in a private placement that closed concurrently with the Business Combination.

“Convertible Senior Secured Shares” means the 28,235,810 ordinary shares, which is the aggregate of the Convertible Senior Secured Notes Shares and Convertible Senior Secured PIK Shares.

“Convertible Senior Secured Notes Shares” means the 18,181,820 ordinary shares into which the Convertible Senior Secured Notes are convertible pursuant to the Convertible Senior Secured Notes Subscription Agreement.

“Convertible Senior Secured PIK Shares” means up to 10,053,990 ordinary shares representing the total amount of PIK Interest that may be issued to the Convertible Senior Secured Notes Investor.

“DTC” means the Depository Trust Company.

“Earn Out Shares” means 35,000,000 ordinary shares issued at the Closing to the VAGL Shareholders and Loan Note Holders, which are held subject to restrictions and are subject to forfeiture until Vertical satisfies certain milestones.

“EMI Option Agreements” means certain option agreements entered into on March 15, 2022 between the Company and certain employees of the Company and its Subsidiaries as replacement option agreements for share options previously granted over shares in VAGL that were exchanged for options of equivalent value over ordinary shares in the Company, which options are intended to be tax qualifying enterprise management incentive options under Schedule 5 of the UK Income Tax (Earnings and Pensions) Act 2003, a form of which is filed as Exhibit 4.7 to this Annual Report.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

“Iberojet” means Evelop Airlines SL, a subsidiary of Avoris Corporacion Empresarial.

“Indenture” means the indenture governing the Convertible Senior Secured Notes as entered into between Vertical, Broadstone as guarantor, VAGL as guarantor and U.S. Bank National Association as trustee and collateral agent for the Convertible Senior Secured Notes.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“IRS” means the U.S. Internal Revenue Service.

“JOBS Act” means the Jumpstart Our Business Startups Act.

“Loan Notes” means $25,000,000 of convertible loan notes issued by VAGL to the Loan Note Holders pursuant to the Convertible Loan Note Instrument.

“Loan Note Holders” means Microsoft Corporation and Rocket Internet SE (each a Loan Note Holder).

“LNH SPA” means the share purchase deed, dated as of June 10, 2021, providing for, among other things, the sale by the Loan Note Holders at the Closing of the Company Loan Note Shares to Vertical in consideration for the issue by Vertical of 15,701,035 ordinary shares to such Loan Note Holders.

“Marubeni” means Marubeni Corporation.

“Merger” means the merger of Merger Sub with Broadstone, with Broadstone surviving such merger, prior shareholders of Broadstone receiving securities of Vertical, and Broadstone becoming a wholly owned subsidiary of Vertical.

“Merger Sub” means Vertical Merger Sub Ltd., a Cayman Islands exempted company.

“NYSE” means the New York Stock Exchange.

“ordinary resolution” means an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the issued ordinary shares of the company that are present in person or represented by proxy and entitled to vote thereon and who vote at the general meeting.

“ordinary shares” means the ordinary shares, par value $0.0001 per share, of Vertical Aerospace Ltd., unless otherwise specified.

“PCAOB” means the Public Company Accounting Oversight Board. “PFIC” means passive foreign investment company.

“PIK Interest” means the 9.00% per annum paid-in-kind interest that can be paid semi-annually, at our option, and are convertible for ordinary shares due under the Convertible Senior Secured Notes.

“PIPE” or “PIPE Financing” means the sale of 9,400,000 ordinary shares to the PIPE Investors at a purchase price of $10.00 per ordinary share.

“PIPE Investment Amount” or “PIPE Investment” means the aggregate cash consideration of ninety- four million dollars ($94,000,000).

“PIPE Investors” means those certain investors who were party to the Subscription Agreements in connection with the PIPE Financing, which was composed of the following: (i) American; (ii) Avolon; (iii) Rolls-Royce Plc; (iv) Standard Latitude Master Fund Ltd.; (v) Honeywell International Inc.; (vi) Microsoft Corporation; (vii) Stephen Fitzpatrick; (viii) Kouros SA; and (ix) the Sponsor.

“PIPE Shares” means the ordinary shares received by PIPE Investors in the PIPE Financing.

“Public Warrant Agreement” means the warrant agreement governing the Public Warrants.

“Public Warrants” means the public warrants of Vertical Aerospace Ltd., each one (1) warrant of which entitles the holder thereof to purchase one (1) ordinary share.

“Registration Rights Agreement” means the registration rights agreement entered into by Vertical, the Sponsor, American, the Avolon Warrantholders and the VAGL Shareholders at the closing of the Merger in connection with the Business Combination.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Senior Management” and “Senior Managers” refer to those persons named as officers of Vertical in the section titled “Management.”

“Share Acquisition” means the acquisition by Vertical all of the issued share capital of VAGL in consideration for the issue to the VAGL Shareholders of ordinary shares, such that VAGL will be a direct wholly owned subsidiary of Vertical.

“special resolution” means a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least a two-thirds (2/3) majority of the issued ordinary shares of the company that are present in person or represented by proxy and entitled to vote thereon and who vote at the general meeting.

“Sponsor” means Broadstone Sponsor LLP, a United Kingdom limited liability partnership.

“Sponsor Lock-Up Agreement” means the Lock-Up Agreement entered into by the Sponsor at the Closing in connection with the Business Combination. “Sponsor Shares” means the ordinary shares received by the Sponsor in exchange for Class B ordinary shares of Broadstone, which were issued to the Sponsor prior to the Broadstone Initial Public Offering, held by the Sponsor upon consummation of the Merger.

“Subscription Agreements” means the subscription agreements, each dated as of June 10, 2021, entered into by Broadstone, Vertical and the PIPE Investors, as amended and restated on October 26, 2021, pursuant to which the PIPE Investors have agreed to purchase an aggregate of 9,400,000 ordinary shares immediately before the Closing at a purchase price of $10.00 per share.

“U.K.” means the United Kingdom.

“U.S.” means the United States of America.

“U.S. dollar,” “US$” and “$” mean the legal currency of the United States.

“U.S. GAAP” means United States generally accepted accounting principles.

“VAGL” means Vertical Aerospace Group Ltd., a private limited company incorporated under the laws of England and Wales, and is a wholly-owned subsidiary of Vertical Aerospace Ltd.

“VAGL Shareholders” means the shareholders of VAGL named as a party to the Business Combination Agreement.

“VAGL Shareholder Lock-Up Agreement” means the Lock-Up Agreement entered into by the VAGL Shareholders at the Closing in connection with the Business Combination.

“VAGL Shares” means the ordinary shares received by VAGL Shareholders in exchange for VAGL share capital as a result of the Share Acquisition.

“Virgin Atlantic” means Virgin Atlantic Limited.

“Virgin Atlantic Commercial Warrant Shares” means the ordinary shares represented by Warrant B, Warrant C and Warrant D (as such terms are defined in the Virgin Atlantic Warrant Instrument) to be issued to Virgin Atlantic in accordance with the Virgin Atlantic Warrant Instrument.

“Virgin Atlantic Warrant Instrument” means the warrant instrument by and between Vertical and Virgin Atlantic, dated October 29, 2021, pursuant to which, among other things, immediately after Closing, Virgin Atlantic received warrants exercisable for ordinary shares.

MARKET AND INDUSTRY DATA

This Annual Report contains estimates, projections and other information concerning our industry, including market size and growth of the market in which we participate that are based on industry publications and reports and forecasts prepared by our management. In some cases, we do not expressly refer to the sources from which these estimates and information are derived. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates.

Certain estimates of market opportunity, including internal estimates of our addressable market and forecasts of market growth included in this Annual Report may prove inaccurate. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts in this Annual Report relating to the size of our target market, market demand and adoption, capacity to address this demand and pricing may prove to be inaccurate. Our addressable market estimates may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates in this Annual Report, our business could fail to successfully address or compete in such markets, if at all. We obtained certain information from the following sources:

●	Global Helicopter TAM — Worldwide; Fortune Business Insights; Statista; 2019 and 2020 (“Statista Helicopter Report”);
●	Global TAM Taxi, Commercial Airlines — Statista Mobility Market Outlook, 2020 (“Statista Taxi/Commercial Airlines Report,” taken together with the Statista Helicopter Report, the “Statista Reports”); and
●	eVTOL/Urban Air Mobility TAM Update: A Slow Take-Off, But Sky’s the Limit — Morgan Stanley Research (“Morgan Stanley”).

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under Item 3.D. “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This Annual Report contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our financial statements have been prepared in accordance with IFRS. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Certain monetary amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

All references in this Annual Report to “dollar,” “USD” or “$” refer to U.S. dollars, the terms “£” and “GBP” refer to British pounds sterling, and the terms “euro,” “EUR” or “€” refer to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended. For the convenience of the reader, in this Annual Report, unless otherwise indicated, balances from British pounds sterling into U.S. dollars were made at the rate of £1.00 to $1.35, which was the noon buying rate of the Federal Reserve Bank of New York on December 30, 2021. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of British pounds sterling at the dates indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains estimated and forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the guidance as described under Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects,” liquidity, growth and profitability strategies and factors and trends affecting our business are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Our limited operating history and that we have not yet manufactured any non-prototype aircraft or sold any aircraft to eVTOL aircraft customers;
●	If we are unable to produce or launch aircraft in the volumes or timelines projected;
●	Being an early-stage company with a history of losses, we expect to incur significant expenses and continuing losses in the foreseeable future;
●	Our markets are still in relatively early stages of growth, and such markets may not continue to grow, grow more slowly than we expect or fail to grow as large as we expect;
●	Our dependence on our partners and suppliers for the components in our aircraft and for our operational needs;
●	Any accidents or incidents involving eVTOL aircraft, us or our competitors could harm our business;

●	Our eVTOL aircraft may not be certified by transportation authorities for production and operation within the timeline projected, or at all;
●	All of the pre-orders we have received for our aircraft are conditional and may be terminated at any time in writing prior to July 1, 2023 (or, in the case of American Airlines, July 1, 2025);
●	Our business has grown rapidly and expects to continue to grow significantly, and any failure to manage that growth effectively could harm our business;
●	We identified material weaknesses in our internal controls over financial reporting and may be unable to remediate the material weaknesses; and
●	the other matters described in Item 3.D. “Risk Factors.”

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this Annual Report. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

You should read this Annual Report and the documents that we reference in this Annual Report and have filed with the SEC as exhibits to this Annual Report with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our securities could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Risks Related to Our Business And Industry

We have a limited operating history and have not yet manufactured any non-prototype aircraft or sold any eVTOL aircraft to customers, and we may never develop or manufacture any eVTOL aircraft.

We have a limited operating history in the eVTOL aircraft industry, which is nascent and continuously evolving. eVTOL aircraft are currently in the developmental stage. If we are successful in commercially producing our first VX4, we do not expect to be able to do so until 2025 at the earliest, if at all. We have no experience as an organization in high volume manufacturing of eVTOL aircraft. We cannot assure you that we or our partners will be able to develop efficient, automated, cost-efficient manufacturing capabilities and processes and reliable sources of component supplies that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our eVTOL aircraft. You should consider our business and prospects in light of the risks and significant challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

●	design and produce safe, reliable and quality eVTOL aircraft on an ongoing basis;
●	obtain the necessary regulatory approvals in a timely manner;
●	build a well-recognized and respected brand;
●	establish and expand our customer base;
●	successfully service our aircraft after sales and maintain a good flow of spare parts and customer goodwill;

●	improve and maintain our operational efficiency;
●	predict our future revenues and appropriately budget for our expenses;
●	attract, retain and motivate talented employees;
●	anticipate trends that may emerge and affect our business;
●	anticipate and adapt to changing market conditions, including technological developments and changes in our competitive landscape; and
●	navigate an evolving and complex regulatory environment.

If we fail to adequately address any or all of these risks and challenges, our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to produce or launch aircraft in the volumes and on the timelines projected.

There are significant challenges associated with mass producing aircraft in the volumes that we are projecting. We have not yet developed a manufacturing facility and planning remains at the concept stage. The aerospace industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing aircraft, long lead times to bring aircraft to market from the concept and design stage, the need for specialized design and development expertise, extensive regulatory requirements, creating a brand and the need to establish maintenance and service locations. As a manufacturer of eVTOL aircraft, we face a variety of added challenges to entry that a traditional aircraft manufacturer would not encounter, including additional costs of developing and producing an electric powertrain, complexity of developing, manufacturing, and sourcing suitable materials for our batteries, regulations associated with the transport of lithium-ion batteries and unproven high-volume customer demand for a fully electric aerial mobility service. Additionally, we are developing assembly lines at volumes for which there is no precedent within the traditional aerospace industry. If we are not able to overcome these barriers, our business, prospects, operating results and financial condition will be negatively impacted, and our ability to grow our business will be harmed.

We have not yet constructed a high-volume production facility in which to manufacture and assemble our aircraft. Our manufacturing facility plans are still in process, and various aspects of the component procurement and manufacturing plans have not yet been determined. We are currently evaluating, qualifying and selecting our suppliers for the planned production aircraft. However, we may not be able to engage suppliers for the remaining components in a timely manner, at an acceptable price or in the necessary quantities.

We also have to obtain all of the necessary regulatory approvals in each of our markets in order to sell our aircraft and for our customers to operate them. We will have to obtain aircraft type certification from the United Kingdom’s Civil Aviation Authority (“CAA”), the European Union Aviation Safety Agency (“EASA”) and the United States Federal Aviation Authority (“FAA”), as well as local regulators in other countries where we intend to sell aircraft, and there can be no assurance that we will obtain certification of our aircraft in the time frame that we currently expect, or at all, which would impact our overall timetable to produce our aircraft. Should there be any delays to our projected production timetables, this could have a material effect on our ability to deliver any orders to our customers, which could have a material adverse effect on our relationships with our current and existing customers and adversely affect our reputation. We also will be required to obtain and maintain a Design Organisation Approval (“DOA”) and a Production Organisation Approval (“POA”) from the CAA in order to be able to manufacture aircraft pursuant to an approved type design (e.g., type certificate). Securing and maintaining a DOA and POA will involve extensive ongoing oversight by the CAA of our team, company capabilities, processes and production facilities. If we are unable to obtain and maintain a DOA or POA, or the CAA imposes unanticipated restrictions as a condition of approval, our projected costs of production could increase substantially and ultimately we may be unable to commercialize our aircraft.

Securing our DOA and POA, and the timing of our production ramp up, are dependent upon finalizing certain aspects of the design, engineering, component procurement, testing, build out and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline. We intend to fund the build out of this manufacturing facility using existing cash, cash from the Business Combination and future financing opportunities. If we are unable to obtain the funds required on the timeline that we anticipate, our plans for building our manufacturing plants could be delayed which may adversely affect our business, financial condition and operating results.

While we are aiming to achieve certification during 2025, there can be no assurance that we will be able to achieve certification on our projected timeline or at all, which would have a material adverse effect on our ability to produce our aircraft and meet our customers’ demands, any of which would have a material adverse effect on our reputation, business, financial condition and results of operations.

We are a pre-revenue, early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the foreseeable future.

We are a pre-revenue, early-stage company that has incurred losses in the operation of our business related to research and development activities since inception. We anticipate that our expenses will increase and that we will continue to incur losses in the future until at least the time we begin commercial manufacturing of our aircraft, which is not expected to occur before 2025. Even if we are able to successfully develop and sell our aircraft, there can be no assurance that the aircraft will be commercially successful and achieve or sustain profitability.

We expect the rate at which we will incur losses to be significantly higher in future periods as we, among other things, certify and assemble our aircraft, deploy our facilities, build up inventories of parts and components for our aircraft, increase our sales and marketing activities, develop our manufacturing infrastructure and increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenue, which would further increase our losses.

The markets for our offerings are still in relatively early stages of growth, and if such markets do not continue to grow, grow more slowly than we expect or fail to grow as large as we expect, our business, financial condition and results of operations could be harmed.

The market for eVTOL aircraft is still in a relatively early stage, and our success in these markets is dependent upon our ability to effectively market and sell advanced air mobility as a substitute for conventional methods of transportation and the effectiveness of our other marketing and growth strategies. If the public does not perceive advanced air mobility as beneficial, or chooses not to adopt advanced air mobility as a result of concerns regarding safety, affordability or for other reasons, then the market for our offerings may not further develop, may develop more slowly than we expect or may not achieve the growth potential we expect, any of which could harm our business, financial condition and results of operations.

Our suppliers and partners for the parts and components in our aircraft are an important part of our business model, and any interruptions, disagreements or delays could have a material adverse effect on our business, results of operations and financial condition.

Our suppliers and partners, some of whom are currently single source suppliers for certain components, are a key part of our business model in order to manufacture our aircraft. Our supplier and partner base is located globally, and we strategically partnered with what we believe to be industry leaders in order to supply the highest quality components for our aircraft. Many of the components used in our aircraft are being custom made for us, including our flight controls systems, engine, avionics systems and software, all of which are currently being developed with our partners. This supply chain exposes us to multiple potential sources of delivery failure or component shortages for our aircraft, most of which are out of our control, including shortages of, or disruptions in the supply of, the raw materials used by our partners in the manufacture of components, disruptions to our partners’ workforce (such as strikes or labor shortfalls) and disruptions to, or capacity constraints affecting, shipping and logistics.

While we believe that we may be able to establish alternate supply relationships and can obtain replacement components, we may be unable to do so in the short term or at all at prices that are acceptable to us or may need to recertify components. We may experience source disruptions in our or our partners’ supply chains, which may cause delays in our overall production process for both prototype and commercial production aircraft. We are also, in some cases, subject to key suppliers for certain pieces of manufacturing equipment for which we rely on, or may be reliant on to achieve our projected high-volume production numbers. For example, we expect to procure electric motors primarily from Rolls-Royce, and our flight control system and avionics systems primarily from Honeywell. If we needed to find alternative suppliers for any of the key components of our aircraft, then this could increase our costs and adversely affect our ability to receive such components on a timely basis, or at all, which could cause significant delays in our overall projected timelines for the delivery of our aircraft and adversely affect our relationships with our customers.

In addition, if we experience a significant increase in demand, or need to replace our existing suppliers, there can be no assurance that additional suppliers of component parts will be available when required on terms that are acceptable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. Further, if we are unable to manage successfully our relationships with all of our suppliers and partners, the quality and availability of our aircraft may be harmed. Our suppliers or partners could, under some circumstances, decline to accept new purchase orders from, or otherwise reduce their business with, us. Any disruptions in the supply of components from our suppliers and partners could lead to delays in aircraft production, which would materially adversely affect our business, financial condition and operating results.

Further, if any conflicts arise between our suppliers or partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our business strategies, which could impact our projected production timelines and number of aircraft produced. Our suppliers or partners may also develop, either alone or with others, products in related fields that are competitive with our products as a result of any conflicts or disagreements. Any disagreements or conflicts with our suppliers or partners could have an adverse effect on our reputation, which could also negatively impact our ability to source new suppliers or partners.

Also, given the nascent state of the electric aviation industry in comparison to the relatively well established electric automotive industry, we, and the electric aviation industry as a whole, have limited influence over the specifications of certain components manufactured by our suppliers (in particular, certain components used to manufacture our batteries). If such suppliers change the specification of key components required for our aircraft, we may be required to renew our certification or redesign our aircraft. This could have a material adverse impact on our business, and there can be no guarantee that such redesign and re-certification could be achieved on a timely basis, or at all.

Any changes in business conditions, wars (including the ongoing war between Russia and Ukraine), governmental changes, political intervention and other factors beyond our control or which we do not presently anticipate, could also affect our partners’ and suppliers’ abilities to deliver components to us on a timely basis, which could have a material adverse effect on our overall timelines to produce our aircraft. We do not control our suppliers or partners or such parties’ labor and other legal compliance practices, including their environmental, health and safety practices. If our current suppliers or partners, or any other suppliers or partners which we may use in the future, violates any specific laws or regulations, we may be subjected to extra duties, significant monetary penalties, adverse publicity, the seizure and forfeiture of products that we are attempting to import or the loss of our import privileges. The effects of these factors could render the conduct of our business in a particular country undesirable or impractical and have a negative impact on our business, financial condition and results of operations.

Accidents or incidents involving eVTOL aircraft, us or our competitors could have a material adverse effect on our business, financial condition and results of operations.

Test flying prototype aircraft is inherently risky, and accidents or incidents involving our aircraft are possible. Any such occurrence would negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to the sales of our aircraft.

The operation of aircraft is subject to various risks, and we expect demand for our aircraft to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain certification from the CAA, EASA, and/or FAA for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters were due to a safety fault. We believe that regulators and the general public are still forming their opinions about the safety and utility of aircraft that are highly reliant on lithium-ion batteries and/or advanced flight control software capabilities. An accident or incident involving either our aircraft or a competitor’s aircraft during these early stages of opinion formation could have a disproportionate impact on the longer-term view of the emerging AAM market.

There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding eVTOL aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving eVTOL aircraft, regardless of whether any such safety incidents involve our aircraft. Any of the foregoing risks and challenges could adversely affect Vertical’s prospects, business, financial condition and results of operations.

We are at risk of adverse publicity stemming from any public incident involving our company, our people, our brand or other companies in our industry. Such an incident could involve the actual or alleged behavior of any of our employees or third-party contractors. Further, if our personnel, our aircraft or other types of aircraft are involved in a public incident, accident, catastrophe or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident. In addition, any such incident, accident, catastrophe or action involving our employees, our aircraft or other types of aircraft could create an adverse public perception, which could harm our reputation, result in passengers being reluctant to use our services and adversely impact our business, results of operations and financial condition.

Our eVTOL aircraft may not be certified by transportation authorities on the timeline projected, which could adversely affect our prospects, business, financial condition and results of operations.

eVTOL aircraft involve a complex set of technologies, which we and our partners and suppliers must continue to develop and rely on independent third-party aircraft operators to adopt. However, before eVTOL aircraft can fly passengers, the aircraft must receive requisite approvals from the relevant authorities. No eVTOL aircraft are currently certified by the CAA, EASA or FAA for commercial operations, and there is no assurance that our research and development will result in government-certified aircraft that are market-viable or commercially successful in a timely manner, or at all. In order to gain government certification, the safety of our eVTOL aircraft must be proven, which cannot be assured. Even if eVTOL aircraft are certified, individual operators must conform eVTOL aircraft to their licenses and air operator certificates, which requires CAA, EASA and FAA approval, and individual pilots also must be licensed and approved by the CAA, EASA and/or FAA, as applicable, to fly eVTOL aircraft, which could contribute to delays in any widespread use of eVTOL aircraft and potentially limit the number of eVTOL aircraft operators available to purchase our aircraft.

All of the pre-orders we have received for our aircraft are conditional and may be terminated at any time in writing prior to July 1, 2023 (or, in the case of American Airlines, July 1, 2025). If these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected.

All of the pre-orders we have received to date are conditional, and certain of these pre-orders are subject to the occurrence of certain agreed upon conditions with the respective parties, including that all such pre-orders may be terminated in writing by either party prior to July 1, 2023 (or, in the case of American Airlines, July 1, 2025). We have received pre-orders for up to 1,350 aircraft as of the date of this Annual Report, which includes pre-orders from:

●	Avolon for up to 310 aircraft (with an option to purchase an additional 190);
●	American Airlines for up to 250 aircraft (with an option to purchase an additional 100);
●	Bristow for up to 25 aircraft (with an option to purchase an additional 25);
●	Iberojet for up to 20 (with an option to purchase an additional 80);
●	Pre-order option for Marubeni for up to 200 aircraft; and
●	Pre-order option for Virgin Atlantic for up to 150 aircraft.

All pre-orders are subject to the execution of a master purchase agreement between us and each party that contains the final terms for the purchase of our aircraft, including, but not limited to, the final number of aircraft to be purchased and the timing for delivery of the aircraft. Such master purchase agreement must be executed prior to certain dates agreed upon with each party, which shall not be later than July 1, 2023 (or, in the case of American Airlines, July 1, 2022).

Each of Avolon, American Airlines, Bristow, Iberojet, Marubeni and Virgin Atlantic have agreed to our ordinary course terms and conditions contained in our standard memorandum of understanding, subject to specific agreed upon conditions precedent with each party. The summary of such differing terms are as follows:

●	There are no special conditions placed upon the pre-orders from Avolon.
●	If the purchase agreement with American Airlines is executed, the pre-orders from American Airlines will be subject to certain conditions, including at minimum: no uncured breach by either party; we and American Airlines reaching full agreement in writing on all terms in a purchase agreement that is subject to negotiation by the parties; no regulatory impediments or other impediments to the full operability of the aircraft for commercial revenue flight operations or the ability of the parties to consummate the transactions contemplated by such purchase agreement; the purchase agreement having been approved by American’s board of directors or other relevant authority; and any other conditions precedent that may be mutually agreed by the parties. Our memorandum of understanding with American Airlines may be terminated if any of the following occurs: either party providing written notice requesting termination after the closing of the PIPE but prior to the execution of a purchase agreement; upon the execution of a purchase agreement; upon the commencement of material litigation or the filing of an injunction against us or our affiliates relating to intellectual property, technology or design of the aircraft and which has a reasonable prospect of success as determined by an independent third-party law firm selected by American Airlines; or on July 1, 2022.
●	The pre-orders from Bristow are subject to the conditions that we and Bristow develop a joint working group with agreed upon activities and we and Bristow enter into a master purchase agreement no later than December 1, 2021.
●	The pre-orders from Iberojet are subject to the condition that we create a joint working group with Iberojet to explore opportunities in certain agreed upon regions in which Iberojet operates. Subject to the satisfactory completion of such research, the parties will agree a letter of intent that will contain the final terms for the purchase of aircraft, which must be approved by Iberojet’s parent company’s board of directors, and then we and Iberojet must execute a master purchase agreement no later than 180 days from September 16, 2021, the date of execution of the memorandum of understanding with Iberojet.
●	The pre-order option from Marubeni is subject to the condition that we and Marubeni execute a master purchase agreement within 12 months of September 2, 2021, the date of our memorandum of understanding with Marubeni.
●	There are no special conditions placed upon the pre-order option from Virgin Atlantic.

The obligations of each of Avolon, American Airlines, Bristow, Iberojet, Marubeni and Virgin Atlantic to consummate the order will arise only after all of such material terms are agreed in the discretion of each party. As a result, there can be no assurance that Avolon, American Airlines, Bristow, Iberojet, Marubeni and/or Virgin Atlantic will place a sufficient number of orders, if any at all, for our aircraft, which could adversely affect our business, prospects and results of operations. If any of these orders are cancelled, modified or delayed, or otherwise not consummated, or if we are otherwise unable to convert our strategic relationships into sales revenue, our business, results of operations, liquidity and cash flow will be affected.

Our aircraft may not perform at the level we expect on the timelines projected and may have potential defects, such as higher than expected noise profile, lower payload than initially estimated, shorter range and/or shorter useful lives than we anticipate.

Our aircraft may not perform at the level we expect on the timelines projected or may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our aircraft may have a higher noise profile than we expect, carry a lower payload or have shorter maximum range than we estimate. Our aircraft will also use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced.

While we have performed, and will continue to perform, extensive testing, it is not possible to fully replicate every operating condition and validate the long-term durability of every aspect of our aircraft prior to its use in service. In some instances, we may need to continue to rely upon projections and models to validate the projected performance of our aircraft over their lifetime. Therefore, similar to most aerospace products, there is a risk that our aircraft may suffer unforeseen faults, defect or other issues in service. Such faults, defects and other issues may require significant additional research and development to rectify and could involve suspension of operation of our aircraft until any such defects can be cured. There can be no assurance that such research and development efforts would result in viable products or cure any such defects. Obtaining the necessary data and results may take longer than planned or may not be obtained at all. Any such delays or setbacks could have a material adverse effect on our reputation and our ability to achieve our projected timelines and financial goals.

We expect to introduce new and additional features and capabilities to the aircraft and our service over time. For example, while we intend for our aircraft to be capable of operating under instrument flight rules (“IFR”) from the date of their manufacture, they may initially operate either fully or partially under visual flight rules, as operation under IFR is likely to require further testing and certification and may potentially require revisions to the IFR to accommodate eVTOL technology. We may be unable to test and have the aircraft certified in a timely manner, or at all, and any necessary revisions to the IFR may not take place in a timely manner, or at all.

Further, some components of our aircraft may have a lower performance life than we initially expected, such as the life of our batteries, which could have a material adverse effect on our supply chain and our ability to provide aircraft to our customers on the projected timelines.

Any product defects or any other failure of our aircraft to perform as expected could harm our reputation and result in adverse publicity, delays in or inability to obtain certification, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses and could have a material adverse impact on our business, financial condition and results of operations.

Certain of our strategic, development and deployment arrangements could be terminated or may not materialize into long-term contract partnership arrangements and may restrict or limit us from developing our aircraft with or providing services to other strategic partners.

We have agreements with strategic, development and deployment partners and collaborators. Some of these arrangements are evidenced by memoranda of understanding, letters of intent, early stage agreements, some of which are non-binding, that are used for design and development purposes but will require further negotiation at later stages of development or production or master agreements that have yet to be implemented under separately negotiated statements of work, each of which could be terminated or may not materialize into next-stage contracts or long-term contract partnership arrangements. In addition, we do not currently have arrangements in place that will allow us to fully execute our business plan, including, without limitation, final supply and manufacturing agreements. Moreover, existing or future arrangements may contain limitations on our ability to enter into strategic, development and deployment arrangements with other partners. If we are unable to maintain such arrangements and agreements, or if such agreements or arrangements contain other restrictions from, or limitations on, developing aircraft with other strategic partners, our business, financial condition and operating results could be materially and adversely affected.

We intend to grow our business rapidly and expect to expand our operations significantly. Any failure to manage our growth effectively could adversely affect our business, prospects, operating results and financial condition.

Any failure to manage our growth effectively could materially and adversely affect our business, operating results and financial condition. We intend to expand our operations significantly. We expect our future expansion to include:

●	expanding the management team;
●	hiring and training new personnel;
●	leveraging consultants to assist with our growth and development;
●	forecasting production and revenue;
●	controlling expenses and investments in anticipation of expanded operations;

●	establishing or expanding design, production, sales and service facilities; and
●	implementing and enhancing administrative infrastructure, systems and processes.

We intend to continue to hire a significant number of additional personnel, including software engineers, design and production personnel and service technicians for our aircraft. Because our eVTOL aircraft are based on a different technology platform from traditional internal combustion engines, individuals with sufficient training in eVTOL aircraft may not be available to hire, and as a result, we will need to expend significant time and expense training any newly hired employees. Competition for individuals with experience designing, producing and servicing electric aircraft and their software is intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business, financial condition and operating results.

Our ability to effectively manage growth and expansion of our operations will also require us to enhance our operational systems, internal controls and infrastructure, human resources policies and reporting systems. These enhancements will require significant capital expenditures and allocation of valuable management and employee resources.

We are dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including engineering, finance, marketing, sales, and technology and support personnel. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and harm our business, financial condition and results of operations. Additionally, our financial condition and results of operations may be adversely affected if we are unable to attract and retain skilled employees to support our operations and growth.

If we are unable to establish and maintain confidence in our long-term business prospects among customers and analysts and within our industry, or if we are subject to negative publicity, then our financial condition, operating results, business prospects and access to capital may suffer materially.

Customers may be less likely to purchase our aircraft if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long term. Similarly, partners, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in our aircraft, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, customer unfamiliarity with eVTOL aircraft, any delays in scaling production, delivery and service operations to meet demand, competition and uncertainty regarding the future of electric aircraft, including our electric aircraft and our production and sales performance compared with market expectations.

Our aircraft utilization may be lower than expected, and our aircraft may be limited in its performance during certain weather conditions.

Our aircraft, when produced, may not be able to fly safely in poor weather conditions, including snowstorms, thunderstorms, lightning, hail, known icing conditions and/or fog. This inability to operate in these conditions could reduce our aircraft utilization and cause delays and disruptions in the services provided by our customers and partners. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including adverse weather conditions, security requirements, air traffic congestion and unscheduled maintenance events. The success of our business is dependent, in part, on the utilization rate of our aircraft by our customers and reductions in utilization may adversely impact the expected sales of our aircraft and aftermarket service revenue, therefore, our financial performance and results of operations.

Our aircraft may require maintenance at frequencies or at costs that are unexpected and could adversely impact the estimated prices for those maintenance services that we sell in connection with our aircraft.

Our aircraft, when they are produced, are anticipated to be highly technical products that will require maintenance and support. We are still developing our understanding of the long-term maintenance profile of the aircraft, and if useful lifetimes are shorter than expected, this may lead to greater maintenance costs than previously anticipated. If our aircraft and related equipment require maintenance more frequently than we plan for or at costs that exceed our estimates, that would have an impact on the sales of our aircraft and have a material adverse effect on our business, financial condition and results of operations.

Our competitors may commercialize their technology before us, either in general or in specific markets.

While we expect to be one of the pioneering companies to market eVTOL aircraft, we expect this industry to be increasingly competitive, and it is possible that our competitors could get to market before us, either generally or in specific markets. Even if we are first to market, we may not fully realize the benefits we anticipate, and we may not receive any competitive advantage or may be overcome by other competitors. If new companies or existing aerospace companies launch competing solutions in the markets in which we intend to operate and/or obtain large scale capital investment, we may face increased competition.

Additionally, our competitors may benefit from our efforts in developing consumer and community acceptance for eVTOL aircraft, making it easier for them to obtain the permits and authorizations required to sell the aircraft in the markets in which we intend to sell or in other markets. In the event we do not capture the early-mover advantage that we anticipate, it may harm our business, financial condition, operating results and prospects.

Many of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their offerings, or offer lower prices. In particular, our competitors may be able to obtain the relevant certification and approvals for their aircraft before us. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products that compete directly or indirectly with ours in the future.

We currently target many customers, suppliers and partners that are large corporations with substantial negotiating power and exacting product, quality and warranty standards. If we are unable to sell our products to these customers on satisfactory terms, our prospects and results of operations will be adversely affected.

Many of our potential customers, and current and potential suppliers and partners are large, multinational corporations with substantial negotiating power relative to us and, in some instances, may have internal solutions that are competitive to our products. These large, multinational corporations also have significant development resources, which may allow them to acquire or develop independently, or in partnership with others, competitive technologies.

Meeting the technical requirements and securing design wins with any of these companies will require a substantial investment of our time and resources. We cannot assure you that our products will secure design wins from these or other companies or that we will generate meaningful revenue from the sales of our aircraft to these key potential customers. If our aircraft are not selected by these large corporations or if these corporations develop or acquire competitive technology, this may have an adverse effect on our business.

There may be a shortage of pilots and mechanics who meet the training standards required, which could reduce our ability to sell our aircraft at scale and on the timelines contemplated.

There is a shortage of pilots that is expected to exacerbate over time as more pilots in the industry approach mandatory retirement age. Similarly, trained and qualified aircraft and aviation mechanics with a variety of different skills, including battery maintenance and dealing with high voltage electrical systems, are also in short supply. This will affect the aviation industry, including AAM services and more specifically, our business.

Our service is dependent on recruiting mechanics qualified to perform the requisite maintenance activities, which may be difficult due to the corresponding personnel shortages. If we are unable to hire, train, and retain qualified mechanics, our business could be harmed, and we may be unable to implement our growth plans.

We may encounter obstacles outside of our control that slow market adoption of eVTOL aircraft or aerial rideshares, such as regulatory requirements or infrastructure limitations.

Our growth is highly dependent upon the adoption of electric aircraft by customers in the aviation industry, as well as consumers who will travel in the aircraft. The target demographics for our aircraft are highly competitive. If the market for electric aircraft does not develop at the rate or in the manner or to the extent that we expect, or if critical assumptions we have made regarding the efficiency of our electric aircraft are incorrect or incomplete, our business, prospects, financial condition and operating results will be harmed. The fleet market for electric aircraft is new and untested and is characterized by rapidly changing technologies, price competition, numerous competitors, evolving government regulation and industry standards and uncertain customer demands and behaviors.

If we experience harm to our reputation and brand, our business, financial condition and results of operations could be adversely affected.

Continuing to increase the strength of our reputation and brand for high-performing, sustainable, safe and cost-effective advanced air mobility is critical to our ability to attract and retain customers and partners. In addition, our growth strategy includes international expansion through joint ventures or other partnerships with local companies that would benefit from our reputation and brand recognition. The successful development of our reputation and brand will depend on a number of factors, many of which are outside our control. Negative perception of our aircraft or company may harm our reputation and brand, including as a result of:

●	complaints or negative publicity or reviews about us, independent third-party aircraft operators, fliers or other brands or events that we associate with, even if factually incorrect or based on isolated incidents;
●	changes to our operations, safety and security or other policies that customers, end-users or others perceive as overly restrictive, unclear or inconsistent with our values;
●	illegal, negligent, reckless or otherwise inappropriate behavior by fliers, independent or other third parties involved in the operation of our business or by our management team or other employees;
●	actual or perceived disruptions or defects in our aircraft;
●	litigation over, or investigations by regulators into, our operations or those of our independent third-party aircraft operators;
●	a failure to operate our business in a way that is consistent with our values;
●	negative responses by independent third-party aircraft operators or fliers to new mobility offerings; or
●	any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole.

Any of the foregoing could adversely affect our business, financial condition and results of operations.

Customer and consumer perception of us and our reputation may be impacted by the broader industry, and customers may not differentiate our aircraft from our competitors.

Potential customers and consumers may not differentiate between us and the broader aviation industry or, more specifically, the AAM service industry. If our competitors or other participants in this market have problems in a wide range of issues, including safety, technology development, engagement with aircraft certification bodies or other regulators, engagement with communities, target demographics or other positioning in the market, security, data privacy, flight delays, or bad customer service, such problems could impact the public perception of the entire industry, including our business. We may fail to adequately differentiate our brand, our services and our aircraft from others in the market which could impact our ability to attract passengers or engage with other key stakeholders. The failure to differentiate ourselves and the impact of poor public perception of the industry could have an adverse impact on our business, financial condition, and results of operations.

We are subject to risks related to health epidemics and pandemics, including the ongoing COVID-19 pandemic, which could adversely affect our business and operating results.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, including the ongoing COVID-19 pandemic. The effects and potential effects of COVID-19, including, but not limited to, its impact on general economic conditions, trade and financing markets, changes in customer behavior and continuity in business operations creates significant uncertainty. The spread of COVID-19 also disrupted the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers, and has led to a global decrease in aircraft sales in markets around the world. In particular, the COVID-19 crisis may cause a decrease in demand for our aircraft if our customers delay purchases of aircraft generally, an increase in costs resulting from our efforts to mitigate the effects of COVID-19, delays in our schedule to full commercial production of electric aircraft and disruptions to our supply chain, among other negative effects.

The pandemic has resulted in government authorities implementing many measures to contain the spread of COVID-19, including travel bans and restrictions, quarantines, shelter-in-place and stay-at-home orders and business shutdowns. These measures may be in place for a significant period of time and may be reinstituted if conditions deteriorate, which could adversely affect our start-up and manufacturing plans. Measures that have been relaxed may be re-implemented if COVID-19 continues to spread. If, as a result of these measures, we have to limit our number of employees at a given time, this could cause a delay in tooling efforts or in the production schedule of our electric aircraft. Further, our sales and marketing activities may be adversely affected due to the cancellation or reduction of in-person sales activities, meetings, events and conferences. If our workforce is unable to work effectively, including due to illness, quarantines, government actions or other restrictions in connection with COVID-19, our operations will be adversely affected.

The extent to which the COVID-19 pandemic may continue to affect our business (including our ability to test aircraft and the ability of regulators to certify our aircraft) will depend on continued developments, which are uncertain and cannot be predicted. Even after the COVID-19 pandemic has subsided, we may continue to suffer an adverse effect to our business due to the global economic effects, including any economic recession.

In order to reach production for our aircraft, we need to develop complex software and technology systems in coordination with our partners and suppliers, and there can be no assurance such systems will be successfully developed.

We anticipate that our aircraft will use a substantial amount of sophisticated software and hardware to operate. The development of such advanced technologies is inherently complex, and we will need to coordinate with our partners and suppliers in order to reach production for our aircraft. Defects and errors may be revealed over time and our control over the performance of third-party services and systems may be limited. Thus, our potential inability to develop the necessary software and technology systems may harm our competitive position.

We are relying on third-party partners to develop a number of emerging technologies for use in our products. These technologies are not today, and may not ever be, commercially viable. There can be no assurances that our partners will be able to meet the technological requirements, production timing, and volume requirements to support our business plan. In addition, the technology may not comply with the cost, performance useful life and warranty characteristics that we anticipate in our business plan. As a result, our business plan could be significantly adversely impacted, and we may incur significant liabilities under warranty claims, which could adversely affect our business, prospects, and results of operations.

Any material disruption in our information systems could adversely affect our business.

We rely on information technology networks and systems to operate and manage our business. Our information technology networks and systems will process, transmit and store personal and financial information, proprietary information of our business, allow us to coordinate our business across our operation bases and allow us to communicate with our employees and externally with customers, suppliers, partners and other third parties. While we believe we take reasonable steps to secure these information technology networks and systems, and the data processed, transmitted and stored thereon, such networks, systems and data may be susceptible to cyberattacks, viruses, malware or other unauthorized access or damage (including by environmental, malicious, or negligent acts), which could result in unauthorized access to, or the release and public exposure of, our proprietary information. Our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, computer viruses, external and internal security breaches or other security incidents and external factors, such as trade wars, political tensions or armed conflicts including the conflict between Russia and Ukraine that could make it more difficult for us to access information stored in other countries. Our third-party information technology providers are also subject to these risks, which could impact our ability to access these systems and any data outside of our physical control. Any of the foregoing could cause substantial harm to our business, require us to make notifications to governmental authorities, or the media, and could result in litigation, investigations or inquiries by government authorities, or subject us to penalties, fines and other losses relating to the investigation and remediation of such an attack or other unauthorized access or damage to our information technology systems and networks.

If we are unable to obtain and maintain adequate facilities and infrastructure, we may be unable to develop and manufacture the aircraft as expected.

In order to develop and manufacture our aircraft, we must be able to obtain and maintain adequate facilities and infrastructure. We intend to develop our initial final assembly facility in the United Kingdom. We may be unsuccessful in obtaining, developing and/or maintaining these facilities in a commercially viable manner. Even if we are able to begin assembly operations in these facilities, maintenance of these facilities will require considerable capital expenditure as we expand operations. We cannot provide any assurance that we will be successful in obtaining and maintaining adequate facilities and infrastructure, and any failure to do so may result in our inability to develop and manufacture our aircraft as expected or on the timelines projected, which would adversely affect our business, financial condition and results of operations.

Our aircraft and the facilities that manufacture them may not be operable due to natural disaster, permitting or other external factors.

Natural disasters, including wildfires, tornadoes, hurricanes, floods and earthquakes and severe weather conditions, such as heavy rains, strong winds, dense fog, blizzards or snowstorms, may damage our facilities or aircraft. Severe weather conditions, such as rainfall, snowfall, fog, mist, freezing conditions or extreme temperatures, may also impact the ability for flights to occur as planned, which could reduce our customers’ revenue and profitability and demand for our aircraft as a result, and cause passengers to view our aircraft as less reliable. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.

The potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, fog, mist, freezing conditions, sea-level rise and other climate-related events, could affect the operations of third-party operators, and therefore, our operations and financial results. We could incur significant costs to improve the climate resiliency of our aircraft and otherwise prepare for, respond to and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

Market and regulatory trends to reduce climate change may not evolve in the direction and within the timing expected, which could have a negative impact in our business plan.

A number of governments globally have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels and energy efficiency is becoming more stringent and is gaining more widespread market approval, as consumers expect companies to play a role in addressing climate change. Our aircraft operate on electricity and are designed to produce zero carbon emissions. We expect that market and regulatory trends favoring such “clean” energy and addressing climate change will continue to evolve in our favor. However, any change or reversal in such market and regulatory trends, such as less focus on climate-friendly solutions or less stringent legislation with respect to emissions, could result in lower demand for our eVTOL aircraft and have an adverse effect on our business.

As we expand into new territories, we may encounter stronger market resistance than we currently expect, including from incumbent competitors in those territories.

We may face risks associated with any potential international expansion of our operations into new territories, including possible unfavorable regulatory, political, tax and labor conditions, which could harm our business. In addition, in certain of these markets, we may encounter incumbent competitors with established technologies and customer bases, lower prices or costs and greater brand recognition. We anticipate having international operations and subsidiaries that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. However, we have no experience to date selling and servicing our aircraft internationally, and such expansion would require us to make significant expenditures, including the hiring of local employees and establishing facilities, in advance of generating any revenue. We will be subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our electric aircraft and require significant management attention. If we fail to successfully address these risks, our business, prospects, financial condition and operating results could be materially harmed.

The intended initial operations of our customers may be concentrated in a small number of metropolitan areas and airports, which could indirectly make our business particularly susceptible to natural disasters, outbreaks and pandemics, growth constraints, economic, social, weather and regulatory conditions or other circumstances affecting these metropolitan areas.

We intend to initially sell to customers that will service larger metropolitan areas, and these sales will be the primary source of the majority of our revenue. As a result, our business and financial results may be susceptible to natural disasters, wars, outbreaks and pandemics, growth constraints, economic, social, weather and regulatory conditions or other circumstances applicable to metropolitan areas. In addition, any changes to local laws or regulations within key metropolitan areas that affect our customers’ ability to operate our aircraft in these markets could have an adverse effect on our business, financial condition and operating results.

Disruption of operations at vertiports, whether caused by labor relations, utility or communications issues or power outages could cause our customers to reduce the number of aircrafts that they order or to cancel their orders entirely. Certain airports may regulate our flight operations, such as limiting the number of landings per year, which could reduce our customers’ ability to operate as many aircraft as they originally forecast, which in turn could lead to a reduction in orders of our aircraft. In addition, demand for our customers’ advanced air mobility services could be impacted if drop-offs or pick-ups of fliers become inconvenient because of airport rules or regulations, or more expensive for fliers because of airport-imposed fees, which would adversely affect our business, financial condition and operating results.

We will rely on the existing vertiport network developed by third parties. The ability of such networks to support high-volume eVTOL service and our aircraft could have an adverse effect on the use of our aircraft and our expected growth potential.

In order to use our aircraft, our customers will require adequate landing infrastructure. As airports and heliports around the world become more congested, it may not be possible to ensure that our customers’ plans can be implemented in a commercially viable manner given infrastructure constraints, including those imposed by inadequate facilities at desirable locations. Access to airports, heliports and vertiports may be prohibitively expensive, not available at all, or may be inconsistent with our projections. Our customers’ advanced air mobility service will depend on the ability to develop and operate vertiports in desirable locations in metropolitan locations. Developing and operating vertiport locations will require permits and approvals from international, national and local regulatory authorities and government bodies and our customers’ ability to operate their service will depend on such permits and approvals. We cannot predict whether our customers will receive such permits and approvals or whether they will receive them in a timely manner. If any of our current or future customers are prohibited, restricted or delayed from developing and operating desirable vertiport locations, our business could be adversely affected.

The current conditional pre-orders and future sale orders of our aircraft may be subject to indexed price escalation clauses, which could subject us to losses if we have cost overruns or if increases in costs exceed the applicable escalation rate.

Aircraft sales contracts are often entered into years before the aircraft are delivered. In order to help account for economic fluctuations between the contract date and delivery date, aircraft pricing in such master purchase agreements may include price escalation clauses to account for cost increases from labor, commodity and other price indices. Our revenue estimates are based on current expectations with respect to these escalation formulas, but the actual escalation amounts are outside of our control. Escalation factors can fluctuate significantly from period to period and changes in escalation amounts can significantly impact revenues and operating margins in our eVTOL business. We can make no assurance that any customer, current or future, will exercise purchase options, fulfill existing purchase commitments or purchase additional products or services from us. The terms and conditions of the pre-orders regarding price escalation clauses are yet to be determined, and there is no assurance that they will be determined in a manner that will mitigate the risks described above.

We are subject to laws and regulations concerning our collection, processing, storage, sharing, disclosure and use of customer information and other sensitive data, and our actual or perceived failure to comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results.

In the ordinary course of business, we collect, store, and transmit information, including personal information, in relation to our current, past or potential customers, business partners, employees and contractors. We therefore face particular privacy, data security, and data protection risks in connection with requirements of the European Union’s General Data Protection Regulation 2016/679 (“GDPR”), national implementing legislation of the GDPR, the United Kingdom GDPR and U.K. Data Protection Act 2018 (which retains the GDPR in U.K. national law (the “U.K. GDPR”) and other data protection regulations in the European Economic Area (“EEA”) and the U.K. Among other stringent requirements, the GDPR and U.K. GDPR restrict transfers of data outside of the EEA and U.K. to third countries deemed to lack adequate privacy protections (such as the U.S.), unless an appropriate safeguard specified is implemented. A July 16, 2020 decision of the Court of Justice of the European Union invalidated a key mechanism for lawful data transfer to the U.S. and called into question the viability of its primary alternative, the standard contractual clauses. While the European Commission has since then published revised standard contractual clauses and the United Kingdom’s Information Commissioner’s Office has published new data transfer standard contracts for transfers from the UK under the UK GDPR, each of which must be used for relevant new data and existing transfers (subject to grace periods), the ability of companies to lawfully transfer personal data from the EEA and the U.K. to the U.S. and other third countries is presently complex uncertain. We currently rely on the standard contractual clauses to transfer personal data outside the EEA and the U.K., including to the U.S. among other data transfer mechanisms pursuant to the GDPR and U.K. GDPR. Other countries have enacted or are considering enacting similar cross-border data transfer rules or data localization requirements. As this area and the enforcement landscape relating to it further develop, we could: suffer additional costs, complaints and/or regulatory investigations or fines; have to stop using certain tools and vendors and make other operational changes; have to implement revised standard contractual clauses for existing intragroup, customer and vendor arrangements within required time frames; and/or it could otherwise affect our future ability to deliver our products in the EEA, the U.K. and other foreign markets.

Fines for certain breaches of the GDPR and the U.K. GDPR are significant e.g., fines for certain breaches of the GDPR or the U.K. GDPR are up to the greater of €20 million / £17.5 million or 4% of total global annual turnover. In addition to the foregoing, a breach of the GDPR or U.K. GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, and/ or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

We are also subject to evolving EU and U.K. privacy laws on cookies and e-marketing. In the EU and U.K., informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR and the U.K. GDPR also impose conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court and regulatory decisions, regulatory guidance and recent campaigns by a not-for-profit organization are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities.

In the U.S., there are numerous federal and state data privacy and protection laws and regulations governing the collection, use, disclosure, protection and other processing of personal information, including federal and state data privacy laws, data breach notification laws and consumer protection laws. We may become subject to these laws and regulations. For example, the FTC and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. Such standards require us to publish statements that describe how we handle personal data and choices individuals may have about the way we handle their personal data. If such information we publish is considered untrue or inaccurate, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Moreover, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal data secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices. Some states, such as California and Massachusetts, have passed specific laws mandating reasonable security measures for the handling of consumer data. Further, privacy advocates and industry groups have regularly proposed and sometimes approved, and may propose and approve in the future, self-regulatory standards with which we must legally comply or that contractually apply to us.

In addition, many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, and data breaches. Such legislation includes the California Consumer Privacy Act of 2018 (“CCPA”), which came into force in January 2020 and created new consumer rights, and imposes corresponding obligations on covered businesses, relating to the access to, deletion of, and sharing of personal information collected by covered businesses, including California residents’ right to access and delete their personal information, opt out of certain sharing and sales of their personal information, and receive detailed information about how their personal information is used. The CCPA prohibits discrimination against individuals who exercise their privacy rights, and provides for civil penalties for violations enforceable by the California Attorney General as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. In addition, California voters also recently passed the California Privacy Rights Act (“CPRA”), which will take effect on January 1, 2023. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding California consumers’ rights with respect to certain sensitive personal information, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Some observers have noted that the CCPA (and the CPRA) could mark the beginning of a trend toward more stringent privacy legislation in the United States, and multiple states have enacted, or are expected to enact, similar or more stringent laws. For example, Virginia, Colorado, and Utah recently passed comprehensive privacy laws that take effect in 2023 and will impose obligations similar to or more stringent than those we may face under other data protection laws.. There is also discussion in Congress of a new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted. Such new laws and proposed legislation, if passed, could have conflicting requirements that could make compliance challenging, require us to expend significant resources to come into compliance, and restrict our ability to process certain personal information.

If we or our third-party service providers experience a security breach, or if unauthorized parties otherwise obtain access to our data, including our customers’ data, partners’ data or other personal data, our reputation may be harmed, demand for services may be reduced and we may incur significant liabilities.

Our services are expected to involve the storage, processing and transmission of data, including certain personal data and confidential and sensitive information. Any security breach, including those resulting from a cybersecurity attack, phishing attack or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to our reputation, litigation, regulatory investigations or other liabilities. These attacks may come from individual hackers, criminal groups and state-sponsored organizations. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly prevalent and severe, and can lead to significant interruptions in our operations, loss of data and income, reputational loss, diversion of funds, and may result in fines, litigation and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments.

If our security measures are breached as a result of third-party action, employee error, a defect or bug in our products or those of our third-party suppliers or partners, malfeasance or otherwise, and as a result, someone obtains unauthorized access to our data, including our confidential, sensitive, personal or other information about individuals, or any of these types of information is lost, destroyed or used, altered, disclosed or acquired without authorization, our reputation may be damaged, our business may suffer, and we could incur significant liability and regulatory enforcement. Even the perception of inadequate security may damage our reputation and negatively impact our ability to win new customers and retain and receive timely payments from existing customers. Further, we could be required to expend significant capital and other resources to address any data security incident or breach, which may not be covered or fully covered by our insurance and which may involve payments for investigations, forensic analyses, legal advice, public relations advice, system repair or replacement or other services.

We engage third-party service providers to store and otherwise process some of our data, including personal data and confidential and sensitive information. Our service providers may also be the targets of cyberattacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of our data, including confidential data and confidential and sensitive information.

Techniques used to sabotage or obtain unauthorized access to systems or networks are constantly evolving and, in some instances, are not identified until after they have been launched against a target. We and our service providers may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative and mitigating measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access or disruption.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will remain uncertain and may be higher than anticipated. Overall, however, we expect to make significant investments in our business, including development of our aircraft, investments in our brand and developing assembly and manufacturing facilities. These efforts may prove more expensive than currently anticipated, and we may not succeed in acquiring sufficient capital to offset these higher expenses and achieve positive revenue generation. The fact that we have a limited operating history means we have limited historical data on the demand for our aircraft. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We may need to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our ordinary shares. If we raise funds by issuing debt securities, these debt securities may have rights, preferences, and privileges senior to those of preferred and common shareholders. The terms of debt securities or borrowings may impose significant restrictions on our operations. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected.

Our Convertible Senior Secured Notes issued and outstanding may impact our financial results, result in the dilution of our shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to raise additional capital or take advantage of future opportunities.

In connection with the Business Combination, we issued and sold an aggregate of $200 million principal amount of Convertible Senior Secured Notes to the Convertible Senior Secured Notes Investor in a private placement. The Convertible Senior Secured Notes are convertible for ordinary shares at a conversion rate of 90.9091 ordinary shares per $1,000 principal amount of Convertible Senior Secured Note, subject to adjustments to such rate as provided in the Indenture, and bear interest at a rate of 7.00% per annum for cash interest or 9.00% per annum for interest paid-in-kind, which is to be selected at our option and is paid semiannually. The sale of the Convertible Senior Secured Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of our ordinary shares into which the Convertible Senior Secured Notes are convertible. If our ordinary shares are issued to the holders of the Convertible Senior Secured Notes upon conversion, there will be dilution to our shareholders’ equity and the market price of our ordinary shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our ordinary shares caused by the sale, or potential sale, of shares issuable upon conversion of the Convertible Senior Secured Notes could also encourage short sales by third parties, creating additional selling pressure on our ordinary share price.

We may still incur substantially more debt or take other actions that would diminish our ability to make payments on the Convertible Senior Secured Notes when due.

We and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments. We are subject to certain restrictions under the terms of the Indenture, including limitations regarding incurring future indebtedness, subject to specific allowances in the Indenture. However, we will not be restricted from recapitalizing our debt or taking a number of other actions that are not limited by the terms of the Indenture that could have the effect of diminishing our ability to make payments on the Convertible Senior Secured Notes when due.

As an international business, we are exposed to fluctuations in currency exchange rates, which could adversely affect our cash flows and results of operations.

International markets are anticipated to contribute a substantial portion of our revenue, and we intend to expand our presence in these regions. The exposure to fluctuations in currency exchange rates takes on different forms. International revenue and costs are subject to the risk that fluctuations in exchange rates could adversely affect our reported revenue and profitability when translated into British pounds sterling for financial reporting purposes. The majority of our revenue is expected to be denominated in U.S. dollars, and our costs are primarily in British pounds sterling. These fluctuations could also adversely affect the demand for products and services provided by us. As an international business, our businesses may occasionally invoice third-party customers in currencies other than the one in which they primarily do business (the “functional currency”). Movements in the invoiced currency relative to the functional currency could adversely impact our cash flows and our results of operations. As our international sales commence and grow, exposure to fluctuations in currency exchange rates could have a larger effect on our financial results. Our management has used, and expects to continue to use, financial instruments to hedge against currency fluctuations, but such action may be ineffective or insufficient.

We may not be able to secure adequate insurance policies, or secure insurance policies at reasonable prices.

We maintain general liability insurance, aviation flight testing insurance, aircraft liability coverage, directors and officers insurance and other insurance policies, and we believe our level of coverage is customary in our industry and adequate to protect against claims. However, there can be no assurance that it will be sufficient to cover potential claims or that present levels of coverage will be available in the future at reasonable cost. The eVTOL market is currently a nascent market for insurers, and as such, insurers may be unwilling to cover the risks associated with eVTOL technology, either partially or at all. Further, we expect our insurance needs and costs to increase as we build production facilities, manufacture aircraft, establish commercial operations and expand into new markets, and it is too early to determine what impact, if any, the commercial operation of eVTOLs will have on our insurance costs.

Changes in our tax rates, unavailability of certain tax credits or reliefs or exposure to additional tax liabilities, clawbacks or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments for prior periods.

We expect to be affected by various domestic and international taxes, including direct and indirect taxes imposed on our activities, such as corporate income, withholding, customs, excise, value-added, sales and other taxes. Significant judgment is required in determining our provisions for taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain.

The amount of tax we expect to pay may be subject to audits by international, domestic and local tax authorities. If audits result in payments or assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities, and our financial statements could be adversely affected. Any significant changes to the tax system in the United Kingdom, United States, Cayman Islands or in other jurisdictions (including changes in the taxation of international income as further described below) could adversely affect our business, financial condition and results of operations.

We are subject to U.K. corporation tax, which is levied on profits generated in the U.K. and abroad. The U.K. corporation tax rate is currently 19% for the 2021/22 and 2022/23 tax years, but the U.K. government has announced that from April 1, 2023 the main U.K. corporation tax rate shall rise to 25%, which will affect our post-tax profits.

We carry out extensive research and development activities, and as a result, we expect to benefit in the United Kingdom from HM Revenue & Customs’ (“HMRC”) research and development expenditure credit (“RDEC”), which provides relief against U.K. corporation tax. Broadly, RDECs provide a tax credit currently equal to 13% of “qualifying research and development expenditure” made from April 1, 2020 (the rate was previously 12% of qualifying research and development expenditure made from January 1, 2018 to March 31, 2020) by certain companies where certain criteria are met. Based on criteria established by HMRC, a portion of expenditures incurred in relation to our research and development and manufacturing development activities are eligible for RDEC relief. Our qualifying research and development expenditures largely consist of employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive revenue and are loss generating. To the extent a company cannot utilize the RDEC against U.K. corporation tax, then certain rules apply that allow the RDEC to reduce the tax liability of certain specified taxes, and to the extent it is not possible to utilize the RDEC in full, then the net tax credit is repaid to the company by HMRC. If, however, there are unexpected adverse changes to the RDEC scheme or for any reason we are unable to qualify for such advantageous tax legislation, then our business, results of operations and financial condition may be adversely affected.

We may be subject to a tax charge as a result of the issuance of warrants.

We have issued, and intend to issue in the future, a number of warrants to the public and to certain business partners which, at the time of their issuance, may be treated as a disposal of an asset for the purposes of U.K. corporation tax. Any chargeable gain arising on such a disposal may, depending on the circumstances and subject to any available exemptions or reliefs (such as loss relief), be subject to U.K. corporation tax at the prevailing rate. The U.K. tax rules provide that once the warrants are exercised, the issuance and exercise of the warrants should be treated as the same transaction, which should not be treated as a taxable event. In this instance, we should be able to reclaim any tax paid in respect of the original issuance of the warrants. There is no certainty that the warrants will be exercised or, in the event that the warrants are exercised, when such exercise will take place.

We may incur tax liabilities in relation to share options held by employees.

We have in place certain arrangements to attract talent and to motivate and incentivize our employees.

A number of our employees have been issued share options, which are intended to qualify for certain tax relief in the United Kingdom as enterprise management incentive (“EMI”) options. To qualify for tax relief, a number of strict statutory criteria must be complied with. It is possible that one or more of the relevant criteria have not been complied with. The U.K. tax rules provide that if an option does not qualify for EMI tax relief when it is exercised, Vertical would need to withhold income tax and social security contributions and remit these to the tax authority, and Vertical would need to pay employer’s social security contributions.

The tax authority can seek to recover unpaid amounts and impose penalties if we did not comply with these obligations.

Our business may be adversely affected by union activities.

Although none of our employees is currently represented by a labor union, it is common throughout the aerospace and airline industries generally for many employees to belong to a union, which can result in higher employee costs and increased risk of work stoppages. As we expand our business, there can be no assurances that our employees will not join or form a labor union or that we will not be required to become a union signatory. We are also directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs, it could delay the manufacture and sale of our performance electric vehicles and have a material adverse effect on our business, operating results or financial condition.

We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our facilities, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks (including hijacking, use of the aircraft as a weapon, or use of the aircraft to disperse a chemical or biological agent), catastrophic loss due to security related incidents, human errors and similar events. Additionally, our manufacturing operations are hazardous at times and may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties.

Any legal proceedings, investigations or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome.

We may in the future become subject to legal proceedings, investigations and claims, including claims that arise in the ordinary course of business, such as claims brought by our customers or partners in connection with commercial disputes, claims by end-users, claims or investigations brought by regulators or employment claims made by our current or former employees. Any litigation, investigation or claim, whether meritorious or not, could harm our reputation, will increase our costs and may divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.

Risks Related to Our Regulatory Environment

The international nature of our business subjects us to additional risks.

We are subject to a number of risks related to doing business internationally, any of which could significantly harm our business. These risks include:

●	restrictions on the transfer of funds to and from foreign countries, including potentially negative tax consequences;
●	unfavorable changes in tariffs, quotas, trade barriers or other export or import restrictions, including navigating the changing relationships between countries globally such as the United States, Russia and China;
●	unfavorable foreign exchange controls and currency exchange rates;
●	increased exposure to general international market and economic conditions;
●	political and economic uncertainty and volatility;
●	the potential for substantial penalties and litigation related to violations of a wide variety of laws, treaties and regulations, including anti-corruption regulations (including the U.S. Foreign Corrupt Practices Act 1977 (as amended, the “FCPA”) and the U.K. Bribery Act 2010 (the “Bribery Act”)) and privacy laws and regulations (including the EU’s General Data Protection Regulation);

●	significant differences in regulations across international markets and the regulatory impacts on a globally integrated supply chain;
●	the difficulty and costs of designing and implementing an effective control environment across diverse regions and employee bases;
●	the difficulty and costs of maintaining effective data security;
●	global pricing pressures; and
●	unfavorable and/or changing foreign tax treaties and policies.

In addition, our financial performance on a British pounds sterling denominated basis is subject to fluctuations in currency exchange rates, as our principal funding and sales exposure is to the U.S. dollar. See Note and Note 26 to our consolidated financial statements included elsewhere in this Annual Report.

We are subject to laws and regulations worldwide, many of which are unsettled and still developing and which could increase our costs or materially and adversely affect our business.

We are subject to a variety of laws internationally that affect our business, including, but not limited to, laws regarding employment, safety, anti-money laundering and taxation, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting and compliance with laws, regulations and similar requirements may be burdensome and expensive. Laws and regulations may be inconsistent from jurisdiction to jurisdiction, which may increase the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could make our aircraft less attractive to our customers or cause us to change or limit our ability to sell our aircraft. We expect to put in place policies and procedures designed to ensure compliance with applicable laws and regulations, but we cannot assure you that our employees, contractors or agents will not violate such laws and regulations or our policies and procedures.

It is difficult to predict how existing or new laws may be applied. If we become liable, directly or indirectly, under these laws or regulations, we could be harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our aircraft, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition or results of operations.

Our aircraft might not comply with all the requirements to operate according to Instrument Flight Rules.

We are subject to a variety of certification requirements in the jurisdictions in which we operate, including those relating to IFRs. While we are working to ensure that our aircraft is certified to operate under IFRs, including at low levels and in an urban environment, there can be no assurance that we will be successful.

Existing IFRs were designed based on the capabilities of traditional aircraft. Electric aircraft have different capabilities, in particular, with respect to loiter time and diversion range. Aviation regulators acknowledge and are working towards making the appropriate revisions to accommodate these new types of aircraft, but there can be no assurance that these changes will be made in a timely manner or at all, or that globally consistent standards will be promulgated. Further, there can be no assurance that our aircraft will be capable of meeting any newly defined IFR or other similar requirements in the future.

If we are unable, either fully or partially, to certify our aircraft in accordance with the IFRs, then this could limit the ability of our aircraft to fly under certain conditions, which could impair our ability to meet our customers’ requirements and as a result, harm our sales to our customers and potential new customers. In turn, this could adversely affect our business, financial condition and results of operations.

We may be unable to obtain the relevant regulatory approvals needed to produce and sell the aircraft and prospective operators of our aircraft may not be able to obtain the relevant regulatory approvals to operate our aircraft.

The commercialization of new aircraft and the operation of an aerial mobility service requires certain regulatory authorizations and certifications. We will need to obtain Design Organisation Approval and Production Organisation Approval from the CAA. We then need to obtain a type certificate for the aircraft from the CAA and EASA (which we expect to occur concurrently as EASA has agreed to concurrently validate the CAA’s certification) and then undergo successful foreign validation approvals to operate in other jurisdictions, for example with the FAA. While we anticipate being able to achieve these regulatory approvals, should we fail to do so, or fail to do so in a timely manner, or if these approvals or certifications are modified, suspended or revoked after we obtain them, we may be unable to provide our aircraft on the timelines projected, which could have a material adverse effect on the relationships that we have with our customers and negatively impact our reputation, which could harm our ability to attract new customers.

In addition, our customers will need to obtain regulatory approval to operate the aircraft. This will include either obtaining an air (carrier) operator’s certificate from their National Authority or amending an existing certificate to include our aircraft. If obtaining such approvals is significantly more difficult, costly or time-consuming than envisaged, this may affect demand for our aircraft. Any of the foregoing would have adverse effects on our business, financial condition and results of operations.

Regulatory and planning authorities may introduce regulatory, procedural or policy changes to reflect the novel aspects of eVTOL aircraft, including in relation to pilot training, aircraft operation and maintenance. If changes are introduced, they may have a detrimental impact on our ability to successfully deploy and commercialize our aircraft, or to do so in a timely manner.

There are a number of existing laws, regulations and standards that may apply to our aircraft, including standards that were not originally intended to apply to electric aircraft. While our aircraft and our service are designed, at launch, to operate as far as possible within the existing CAA, EASA, FAA or other regulatory frameworks in which we intend to operate, we anticipate national authorities may introduce changes to those frameworks, which may prohibit, restrict or delay our ability to launch in the relevant market. Regulatory authorities may introduce changes specifically to address electric aircraft or high-volume flights, which could have a negative impact on the sales of our aircraft or services.

In addition, the increased volume of flights resulting from AAM and AAM services may result in regulatory changes for integration into the airspace systems applicable to our operations. We may be unable to comply with such regulatory changes at all or do so in a timely manner, thereby interrupting our operations. Such regulatory changes could also result in increased costs and pricing of our services, reducing demand and adversely impacting our financial performance.

If current airspace and zoning regulations are not modified to increase air traffic capacity, our business could be subject to considerable capacity limitations.

A failure to increase air traffic capacity at and in the airspace serving key markets, including around major airports in the United States, Europe or overseas, could create capacity limitations for the future operations of the third-party operators and could have an indirect material adverse effect on our business, results of operations and financial condition. In particular, delays and disruptions to customers’ services (especially during peak travel periods or adverse weather conditions in certain markets) could be caused by capacity constraints resulting from weaknesses in the relevant airspace systems and air traffic control systems, such as legacy procedures and technologies, or from zoning restrictions that limit flight volumes at existing airports or prevent the construction of new air traffic infrastructure.

Changes in government regulations imposing additional requirements and restrictions on our manufacturing operations could increase costs and result in delays and disruptions.

Aerospace manufacturers are subject to extensive regulatory and legal requirements that involve significant compliance costs. The CAA, EASA or FAA may issue regulations relating to the operation of aircraft that could require significant expenditures in the design, production or operation of the aircraft. Implementation of the requirements created by such regulations may result in increased costs for us.

Additional laws, regulations, taxes, and airport rates and charges have been proposed from time to time that could significantly increase the cost of our operations, impact our customers’ services or generally reduce the demand for air travel. If adopted, these measures could reduce revenue and increase costs. We cannot assure you that these and other laws or regulations enacted in the future will not harm our business.

We are subject to stringent export and import control laws and regulations. Unfavorable changes in these laws and regulations or licensing policies, our failure to secure timely government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operation.

Our business may be subject to stringent U.K., U.S. and other applicable import, export and re-export control laws. We, and our suppliers, are required to import and export our products, software, technology and services, as well as run our operations in full compliance with such laws and regulations. Similar laws that impact our business exist in other jurisdictions. Pursuant to these trade control laws and regulations, we are required, among other things, to (i) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (ii) where necessary, obtain licenses or other forms of government authorization to engage in the conduct of our business. The authorization requirements may include the need to obtain export licenses or similar permissions from the relevant governmental regulators in order to export or re-export controlled products, software or technology, including to release such controlled goods to foreign person employees and other foreign persons, and to ensure compliance with the terms of such licenses or permissions. These foreign trade controls may prohibit, restrict or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export or transfer certain hardware, technical data, technology, software or services to certain countries and territories, entities and individuals and for end uses. U.K., U.S. or other applicable trade control laws and regulations may also change or lead to reclassifications of our products or technologies. A number of our key suppliers, including Honeywell, Leonardo, Rolls-Royce and GKN, are based in, or have substantial engineering resources located in, the U.S. and are also actively involved in the defense industry. Due to the cutting-edge nature of our industry and aircraft, the U.S., U.K. or other governments, could make key technologies that we, or our suppliers, are developing or are intending to use, subject to export control legislation, including the U.S. International Traffic in Arms Regulations or the Export Administration Regulations.

The inability to secure and maintain necessary export licenses and other authorizations, or the failure to comply with the terms of licenses that we have obtained, could negatively impact our ability to compete successfully or to operate our business as planned. There can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other U.K., U.S. or other relevant government regulatory approvals. If we, or our suppliers, are found to be in violation of these laws and regulations, it could result in civil and criminal, monetary and non-monetary penalties, the loss of export or import privileges, debarment and reputational harm.

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic and trade sanctions and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We may be subject to certain anti-corruption, anti-bribery, anti-money-laundering, and economic and trade sanctions laws, including those that are administered by the U.K., EU, U.S. and United Nations Security Council, and other relevant governmental authorities.

We are also subject to the Bribery Act, FCPA, and the U.S. PATRIOT Act, as well as the laws of the other countries in which we conduct our activities. The FCPA prohibits us and our officers, directors, employees, and agents and business partners acting on our behalf, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or otherwise securing an improper advantage to obtain or retain business. The FCPA further requires companies listed on U.S. stock exchanges to make and keep books and records that accurately reflect transactions and dispositions of assets and to maintain a system of internal accounting controls. The Bribery Act also prohibits:

(i)	“commercial bribery” of private parties, in addition to bribery involving domestic or foreign officials;
(ii)	the acceptance of bribes, as well as the giving of bribes, and
(iii)	“facilitation payments”, meaning generally low-level payments designed to secure or expedite routine governmental actions or other conduct to which persons are already under obligations to perform. The Bribery Act also creates an offence applicable corporate entities for failure to prevent bribery by our employees, officers, directors and other third parties acting on our behalf, to which the only defense is to maintain “adequate procedures” designed to prevent such acts of bribery.

We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with public officials responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. As we increase our global sales and business, we may engage with partners and third-party intermediaries to market our aircraft and obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities (in addition to private customers). We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not authorize such activities.

Our customers may be subject to sanction laws of the U.K., EU, and U.S., and other applicable jurisdictions, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, Her Majesty’s Treasury and other relevant sanctions authorities, which may prohibit the sale of products or provision of services to embargoed jurisdictions (“Sanctioned Countries”) or to individuals and entities targeted by such sanctions (“Sanctioned Parties”). If we are found to be in violation of any applicable sanctions regulations, it can result in significant fines or penalties and possible incarceration for responsible employees and managers, as well as reputational harm and loss of business.

We have in place internal controls commensurate with our stage of development, and as our business matures and evolves, we intend to implement further necessary controls, policies, procedures and systems to promote compliance with anti-corruption, anti-money laundering, export control, economic and trade sanctions and other trade laws. Despite our compliance efforts and activities, there can be no assurance that our employees or representatives will comply with the relevant laws or with our policies, procedures, systems and controls, or that our internal controls will effectively detect and prevent all violations of applicable law by our employees, consultants, agents or other third-parties acting on our behalf, and we may be held responsible. Non-compliance or even suspected non-compliance with anti-corruption, anti-money laundering, export control, economic and trade sanctions and other trade laws could subject us to whistleblower complaints, investigations, prosecution, or other enforcement actions, which could lead to disclosures, sanctions, settlements, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are initiated, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. As a general matter, enforcement actions and sanctions could harm our business, financial condition and results of operations.

We may need to initiate or defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive and, if adversely determined, could limit our ability to sell our aircraft or otherwise operate our business.

Companies, organizations or individuals, including our competitors, may own or obtain patents, trademarks or other proprietary rights that could prevent or limit our ability to make, use, develop or deploy our aircraft, which could make it more difficult for us to operate our business.

We may receive inquiries and claims from patent, copyright, trademark or other intellectual property owners or holders inquiring whether, or alleging that, we infringe upon their proprietary rights or have misappropriated their confidential information or trade secrets. For example, companies owning patents or other intellectual property rights or holding confidential information or trade secrets, in particular relating to battery packs, electric motors, aircraft configurations, fly-by-wire flight control software or electronic power management systems, may allege infringement or misappropriation of such rights. In response to any determination that we have infringed upon or misappropriated a third-party’s intellectual property rights, we and our partners and/or suppliers may be required to do one or more of the following:

●	cease development, sales or use of our products that incorporate the asserted intellectual property;
●	pay substantial damages;
●	divert significant resources towards litigation or dispute resolution;
●	obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms (including royalties) or available at all; or
●	re-design one or more aspects or systems of our aircraft or other offerings.

A successful claim of infringement or misappropriation against us or any of our suppliers could harm our business, prospects, financial condition and operating results. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

We may be unable to protect our proprietary information and intellectual property rights from unauthorized use by third parties.

Our success depends, in part, on our ability to protect our proprietary information and intellectual property rights, including certain technologies deployed in our aircraft. To date, we have relied primarily on trade secrets to protect our proprietary technology, and have applied for a number of patents (currently pending) in the United Kingdom. The agreements that we enter into, or will enter into in the future, with our partners, suppliers, consultants and other third parties take relevant measures to protect our intellectual property rights and proprietary information by ensuring appropriate non-disclosure, assignment or license terms are included in the agreements, as well as take other measures such as limiting access to our trade secrets and other confidential information and including confidentiality clauses in our employment contracts. We intend to continue to rely on these and other means, including patent protection, in the future. However, the steps we take to protect our intellectual property and proprietary information may be inadequate, and unauthorized parties may attempt to copy aspects of our intellectual property or obtain and use information that we regard as proprietary and, if successful, may potentially harm our ability to compete, accelerate the development programs of our competitors, and/or result in a deteriorated competitive position in the market. Moreover, our non-disclosure agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours, and there can be no assurance that our competitors or third parties will comply with the terms of these agreements, or that we will be able to successfully enforce such agreements or obtain sufficient remedies if they are breached. Additionally, there can be no assurance that the intellectual property rights we own or license will provide competitive advantages or will not be challenged, revoked, invalidated, opposed or circumvented by our competitors.

Further, obtaining and maintaining patent, copyright and trademark protection can be costly, and we may choose not to, or may fail to, pursue or maintain such forms of protection for our technology in the United Kingdom or other jurisdictions, which could harm our ability to maintain our competitive advantage in such jurisdictions. It is also possible that we will fail to identify patentable aspects of our technology before it is too late to obtain patent protection, that we will be unable to devote the resources to file and prosecute all patent applications for such technology, or that we will inadvertently lose protection for failing to comply with all procedural, documentary, payment and similar obligations during the patent prosecution process. The laws of some countries do not protect proprietary rights or confidential information to the same extent as the laws of the United States or the United Kingdom, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate to prevent other parties from infringing our proprietary technology. To the extent we expand our international activities, our exposure to unauthorized use of our technologies and proprietary information may increase. We may also fail to detect unauthorized use of our intellectual property, or be required to expend significant resources to monitor and protect our intellectual property rights, including engaging in litigation, which may be costly, time- consuming, and divert the attention of management and resources, and may not ultimately be successful. If we fail to meaningfully establish, maintain, protect our proprietary information and enforce our intellectual property rights, our business, financial condition and results of operations could be adversely affected.

Risks Related to Ownership of Our Securities

The price of our securities may be volatile, and the value of our securities may decline.

We cannot predict the prices at which our ordinary shares and our warrants will trade. The market price of our ordinary shares and our warrants may fluctuate substantially and may be lower than the current market price. In addition, the trading price of our ordinary shares and our warrants is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our ordinary shares and/or warrants as you might be unable to sell your securities at or above the price you paid. Factors that could cause fluctuations in the trading price of our securities include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;
●	variance in our financial performance from expectations of securities analysts;
●	changes in the pricing of our solutions;
●	changes in our projected operating and financial results;
●	changes in laws or regulations applicable to our platform;
●	announcements by us or our competitors of significant business developments, acquisitions or new offerings;
●	significant data breaches, disruptions to or other incidents involving our platform;
●	our involvement in litigation;
●	delays in the certification or production of our aircraft;
●	conditions or developments affecting the eVTOL industry;
●	future sales of our ordinary shares by us or our shareholders, as well as the anticipation of lock-up releases;
●	changes in senior management or key personnel;
●	the trading volume of securities;
●	changes in the anticipated future size and growth rate of our markets;
●	sales and short-selling of our ordinary shares;
●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
●	general economic and market conditions; and
●	other events or factors, including those resulting from war (including the ongoing war between Russia and Ukraine), incidents of terrorism, global pandemics or responses to these events.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our securities. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies who have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

A market for our ordinary shares and/or warrants may not develop or be sustained, which would adversely affect the liquidity and price of our ordinary shares and/or warrants.

An active trading market for our ordinary shares and/or warrants may never develop or, if developed, it may not be sustained. In addition, the price of our ordinary shares and warrants can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our ordinary shares and/or warrants become delisted from NYSE and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our ordinary shares and/or warrants may be more limited than if we were quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your ordinary shares and/or warrants unless a market can be established or sustained.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of our ordinary shares could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to employees and directors under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may make or receive investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of our ordinary shares to decline.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We do not intend to pay any cash dividends in the foreseeable future, and any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of the closing of the Business Combination; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

We cannot predict if investors will find our securities less attractive if we choose to rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities, and the price of our securities may be more volatile.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish certain comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

The NYSE’s corporate governance rules require listed companies to have, among other things, a majority of independent board members, meetings of independent board members without executive management present, and independent director oversight of executive compensation, nomination of directors and corporate governance matters, and the audit committee is required to have at least three members. Additionally, the NYSE’s rules require that a listed company obtain, in specified circumstances, shareholder approval to adopt and materially revise equity compensation plans, as well as shareholder approval prior to an issuance (a) of more than 1% of its ordinary shares (including derivative securities thereof) in either number or voting power to related parties, (b) of more than 20% of its outstanding ordinary shares (including derivative securities thereof) in either number or voting power or (c) that would result in a change of control. As a foreign private issuer, we are permitted, and we intend, to follow certain home country corporate governance practices in lieu of the foregoing NYSE requirements, provided that we disclose the requirements we are not following and describe the corporate governance practices of the Cayman Islands that we are following.

As long as we rely on the foreign private issuer exemptions under the rules of the NYSE, a majority of the directors on our board of directors are not required to be independent directors, our compensation committee is not required to be comprised entirely of independent directors, we are not required to have a nominating and corporate governance committee composed of entirely independent directors, our audit committee is not required to have at least three members, our independent directors are not required to meet without executive management present, and shareholder approval is neither required for equity compensation plans and material revisions to those plans nor the issuance of more than 1% of our outstanding ordinary shares (including derivative securities thereof) in either number or voting power, the issuance of 20% or more of our outstanding ordinary shares (including derivative securities thereof) in either number or voting power or an issuance that would result in a change of control. Therefore, our board of directors’ approach to governance and securities issuances may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the NYSE corporate governance standards and shareholder approval requirements.

We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

As a “controlled company” within the meaning of the NYSE’s corporate governance rules, we are permitted to, and we intend to, rely on exemptions from certain of the NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following the Business Combination, our principal shareholder controls a majority of the voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our compensation committee and our nominating and corporate governance committee consist entirely of independent directors.

Accordingly, our shareholders may not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are not experienced in managing a public company and are required to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will continue to incur as a public company or the specific timing of such costs.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Prior to the Business Combination, we were a private company with limited accounting and financial reporting personnel and other supervisory resources, including a lack of an established audit committee to oversee the financial reporting process and our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the applicable accounting standards, which for us, is IFRS. As a result of becoming a public company, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting beginning with our second annual report on Form 20-F. This assessment will need to include disclosures of any material weaknesses identified by our management in our internal control over financial reporting.

In connection with the preparation and audit of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. For a description of the material weaknesses identified, as well as management’s remediation actions and plans to date, see “Item 15. Controls and Procedures.”

Our remediation efforts may not enable us to avoid material weaknesses in our internal control over financial reporting in the future. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. We anticipate investing significant resources to enhance and maintain our financial controls, reporting system and procedures over the coming years. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting nor that they will prevent or avoid potential future material weaknesses. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

If we fail to achieve and maintain an effective internal control environment, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements. Any failure to report our financial results on an accurate and timely basis could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our securities.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 20-F. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.”

As discussed above in “— We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner,” we identified certain material weaknesses in connection with the preparation of our consolidated financial statements for the year ended December 31, 2021. The continued presence of these or other material weaknesses and/or significant deficiencies in any future financial reporting periods could result in financial statement errors that, in turn, could lead to errors in our financial reports, delays in our financial reporting, and that could require us to restate our operating result. Investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities could be materially and adversely affected. We might also not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404. In order to achieve and maintain compliance with the requirements of Section 404, we will need to expend significant resources and provide significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could materially and adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective and identify material weaknesses, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies could also restrict our future access to the capital markets.

The growth and expansion of our business places a continuous, significant strain on our operational and financial resources. Further growth of our operations to support our customer base, our information technology systems and our internal controls and procedures may not be adequate to support our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls and processes, such as system access and change management controls, in a timely or efficient manner. Our failure to improve our systems and processes, or their failure to operate in the intended manner, whether as a result of the growth of our business or otherwise, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results and could impact the effectiveness of our internal control over financial reporting. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud.

We are a holding company with no operations of our own and, as such, depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

We may be characterized as a PFIC for U.S. federal income tax purposes, which may cause adverse U.S. federal income tax consequences to U.S. investors.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in under “Material U.S. Federal Income Tax Considerations”) of ordinary shares or warrants, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. We are an early stage company and do not expect to realize revenue from our manufacturing operations before 2025. Until we generate revenue, our PFIC status would largely depend on whether we earn non-passive income, such as government grants, and whether the amount of such non-passive income exceeds 25% of our gross income for the relevant taxable year. While not clear, taking into account our income, assets and market capitalization, we believe that we were not a PFIC for the taxable year that ended on December 31, 2021. Even after we start generating revenue, our PFIC status would depend on, among other things, the composition of the income, assets and operations of us and our subsidiaries, and there can be no assurances that we will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. Furthermore, if a U.S. Holder holds our ordinary shares and/or warrants and we are a PFIC during such U.S. Holder’s holding period, unless the U.S. Holder makes certain elections, we will continue to be treated as a PFIC with respect to such U.S. Holder, even if we cease to be a PFIC in future taxable years.

For a further discussion, see Item 10.E. “Material Taxation—Material U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules.” U.S. Holders of our ordinary shares and/or warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or warrants.

Certain of our shareholders control us following the Business Combination, and their interests may conflict with ours or yours in the future.

Immediately following the Business Combination, the VAGL Shareholders collectively owned approximately 75% of our issued and outstanding ordinary shares as of December 31, 2021. Even if and when these shareholders cease to own a majority of the outstanding ordinary shares, for so long as they continue to own a significant percentage of ordinary shares, these shareholders will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, these shareholders may have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as these shareholders continue to own a significant percentage of the outstanding ordinary shares, these shareholders may be able to cause or prevent a change of control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your ordinary shares as part of a sale of us and ultimately might affect the market price of our ordinary shares.

We will be able to issue additional ordinary shares upon the exercise of outstanding Public Warrants and the Convertible Notes Warrants, and upon the exercise of the options granted pursuant to the 2021 Incentive Plan and the EMI Option Agreements, all of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of December 31, 2021, 15,265,146 Public Warrants were issued and outstanding, with each warrant entitling the registered holder to purchase one ordinary share at a price of $11.50 per share (subject to adjustment). The warrants became exercisable 30 days after the completion of the Business Combination and will expire at 5:00 p.m., New York City time, five years after the completion of the Business Combination or earlier upon redemption or liquidation. We have also adopted the 2021 Incentive Plan and entered into the EMI Option Agreements with certain of our employees, pursuant to which 32,113,424 ordinary shares have been authorized to be issued. The Convertible Senior Secured Notes also may be converted at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes, which would result in the issuance of additional ordinary shares. The Convertible Notes Warrants issued to the Convertible Senior Secured Notes Investor immediately after the Closing of the Business Combination are also exercisable for up to 4,000,000 ordinary shares, with an exercise price of $11.50 per share (subject to adjustment). To the extent the warrants or options are exercised, the Convertible Senior Secured Notes are converted, or awards are made under the 2021 Incentive Plan, additional ordinary shares will be issued, which will result in dilution to our shareholders and increase the number of ordinary shares eligible for resale in the public market. Sales of substantial numbers of such securities in the public market or the fact that such securities may be exercised could adversely affect the market price of our securities.

The Public Warrant Agreement and the agreement governing the Convertible Notes Warrants designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the Public Warrants and the Convertible Notes Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with Vertical.

The Public Warrant Agreement and the agreement governing the Convertible Notes Warrants (the “Convertible Notes Warrant Agreement”) provide that, subject to applicable law, (i) any action, proceeding or claim against Vertical arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that Vertical irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Notwithstanding the foregoing, these provisions of the Public Warrant Agreement and the Convertible Notes Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in any of the Public Warrants and/or the Convertible Notes Warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope of the forum provisions of the Public Warrant Agreement and the Convertible Notes Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the Public Warrants and/or the Convertible Notes Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Vertical, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Public Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

If Vertical does not maintain a current and effective prospectus relating to the ordinary shares issuable upon exercise of the Public Warrants and there is a conversion right under the terms of the Public Warrant Agreement, then holders will only be able to exercise the Public Warrants on a “cashless basis.”

If Vertical does not maintain a current and effective prospectus relating to our ordinary shares issuable upon exercise of the Public Warrants and there is a conversion right under the terms of the Public Warrant Agreement, at the time that holders wish to exercise such Public Warrants, then they will only be able to exercise them on a “cashless basis.” As a result, the number of ordinary shares that holders will receive upon exercise of the Public Warrants will be fewer than it would have been had such holders exercised their Public Warrants for cash. Under the terms of the Public Warrant Agreement, Vertical has agreed to use commercially reasonable efforts to maintain a current and effective prospectus relating to the ordinary shares issuable upon exercise of the Public Warrants until the expiration of the Public Warrants. However, we cannot assure you that we will be able to do so in a timely manner or at all. If we are unable to continue to maintain a current and effective prospectus, and there is a conversion right existing under the terms of the Public Warrant Agreement, the potential “upside” of the holder’s investment in Vertical may be reduced.

Item 4.Information on the Company.

A.History and Development of the Company

Vertical Aerospace Ltd., or “Vertical,” is an exempted company with limited liability under the Companies Act incorporated under the laws of the Cayman Islands on May 21, 2021. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands. Vertical was formed for the sole purpose of effectuating the Business Combination, which was consummated on December 16, 2021.

Prior to the Business Combination, Vertical had no material assets and did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Upon the closing of the Business Combination, Vertical became the direct parent of VAGL, a manufacturer that designs, manufactures and sells zero operating emission eVTOL (as defined below) aircraft.

For an overview of the history of VAGL, see “—B. Business Overview—Our History.”

The principal executive office of Vertical is Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom, and the telephone number of Vertical is +44 117 457 2094. Our agent for service of process in the United States is Cogency Global Inc., whose address is 122 East 42nd Street, 18th Floor, New York, New York 10168.

The website address of Vertical is https://vertical-aerospace.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Annual Report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as Vertical, at http://www.sec.gov.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects.”

B.Business Overview

Overview

Our mission is to make air travel personal, on-demand and carbon free. We are a leading British electric vertical takeoff and landing (“eVTOL”) manufacturer pioneering the transition to carbon free aviation, focused on designing, manufacturing and selling one of the world’s best zero operating emission eVTOL aircraft for use in the AAM market, using the most cutting-edge technology from the aerospace, automotive and energy industries.

Founded in 2016, we come from a deep aerospace and automotive mindset and have already designed, built and flown two prototype eVTOL aircraft in 2018 and 2019. We are currently developing, and in the process of certifying, our flagship eVTOL, the VX4. Capable of transporting a pilot and up to four passengers, traveling distances of over 100 miles, and achieving top speeds of over 200 miles per hour (“mph”), while producing minimal noise and zero operating emissions.

The VX4 aircraft was designed around existing and certifiable technology, using an experienced team that has previously certified and supported the development of over 30 aircraft and propulsion systems around the world. We are currently one of the only eVTOL designers and original equipment manufacturers (“OEM”) actively pursuing certification from the United Kingdom’s CAA or the EASA with a winged vehicle using already-available technology. By achieving certification for our VX4 eVTOL aircraft from the CAA and EASA (which we expect to happen concurrently as EASA has agreed to concurrently validate the CAA’s certification), we will be able to leverage the work done with our home regulator in order to have the certification validated by other regulators where we intend to operate, including the United States Federal Aviation Authority (“FAA”). We are focused on selling globally certified eVTOL aircraft to a variety of customers, including commercial airlines and in-country partners.

We have been researching and innovating for the last six years to bring our best-in-class electric aircraft to the global market. Using superior technology, we are creating aircraft that produce minimal noise and zero operating emissions, and we aim to have our aircraft certified to the same safety standards as commercial airlines, rather than the significantly lower threshold at which helicopters are currently certified. We are developing a sophisticated eVTOL ecosystem that allows us to focus on providing a high-quality experience. Our in-house expertise covers design, certification, assembly and manufacture, pilot experience, end-user experience and base platform performance.

We have forged strong relationships with industry-leading players to develop the various components of our aircraft. We are co-developing our powertrain and flight controls systems with Rolls-Royce and Honeywell, respectively, to unlock maximum performance with safe and simple to operate controls, reducing pilot workload and thereby reducing pilot training and operating costs. We are collaborating with Microsoft to create our digital systems for both our manufacturing facilities and our aircraft, which will provide rich data sets as well as deliver a truly cloud-connected aircraft. This capability will enable us to further streamline and create more efficiencies across our manufacturing processes, aircraft operations and maintenance. Our proprietary battery system utilizes small-format cylindrical cells to provide high power density while at the same time, being low-cost, highly reliable and use a sustainable supply chain, as well as utilizing safety features to ensure safety across all operations. Our advanced rotor system uses four tilting rotors at the front of the aircraft and four stowable rotors at the rear to enable high efficiency in all phases of flight and support a vehicle noise signature that we believe will be 70dBA in hover, equivalent to 30 times quieter than a helicopter in take-off and approach, and 43dBA, or 100 times quieter than a helicopter, in cruise. We are working with Solvay, one of the world’s leading chemical and advanced materials companies, to ensure that our materials and composites are high-quality and sustainably sourced, as well as with a leading aerospace and automotive engineering business, GKN Aerospace, to provide the electrical wiring interconnection systems (“EWIS”) and wings for our aircraft. Combined, these features provide a flexible design to address different markets and a scalable design to facilitate manufacturing. We believe these relationships will allow us to provide superior products at scale, while maintaining a lean cost structure and taking advantage of both internal and external research and development synergies.

Our ability to develop industry-leading aircraft is rooted in our team’s unique depth of talent, extensive experience and exceptional culture. Our senior team includes proven entrepreneurs and technical expertise handpicked from the aerospace and advanced automotive industries. As of December 31, 2021, we employed over 140 engineers who share over 1,700 total years of engineering experience where safety, efficiency and scale are paramount, together with more than 400 years of experience in Formula 1, automotive and technology sections, adding technological expertise, performance and agility to our team. The complementary skill sets of our handpicked, high-class team are critical to the success of the aircraft designs and our business.

We aim to be the leading eVTOL aircraft OEM for commercial airlines, aircraft leasing companies, charter airlines, existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers. We also believe there is a potential market to provide OEM sales to a variety of industries beyond traditional airline and helicopter customers, such as tourism, where there is an opportunity to replace existing transportation options like minibuses, and the cargo and logistics industry, where there is potential to partner with global logistics firms and large retail customers. There is a further opportunity to generate revenue from other sectors such as emergency services, as eVTOL aircraft can be used for emergency patient and supplies transport, particularly in densely populated areas or military transport, among other potential uses. Our strategy is to forge partnerships in key markets with partners that have existing demand and are local trusted brands with market-specific knowledge. We believe that by partnering with such market players, we can extend their business models and build a market ecosystem that will allow us to expand our proposition over time. Our focus on system integration and establishment of an industrial supply chain is expected to enable rapid scaling of production of our aircraft.

Market Opportunity and Marketing Strategy

We believe that deploying a new type of aerial mobility network in cities represents an extensive market opportunity that we expect to expand over time. We intend to seize on the untapped demand for getting into and out of city centers globally, as certain existing travel methods can be impractical, inconvenient or unaffordable. We believe that we have a significant opportunity to meet this untapped demand in the AAM market, with the urban air mobility market currently projected to grow to a total addressable market size of $1 trillion by 2040, according to Morgan Stanley.

We believe that our aircraft will be competitive in several existing sectors, including helicopters, which had a total addressable market of $50 billion in 2019 and the ride hailing and taxi sector, which had a total addressable market of $302 billion in 2019, according to Statista Reports. We also see longer term future potential in the commercial airlines sector, which had a total addressable market of $538 billion in 2019, and that of private jets, which had a total addressable market of $24 billion in 2019, according to the Statista Reports, through providing an opportunity to improve the door-to-door journey time and overall experience.

With high population densities and transit activities, intercity markets will be one of the key growth drivers in the AAM market in the upcoming years. According to our analysis, in Europe there are 240 viable journeys between cities with a population of more than 300,000 people within the 100 mile range of the VX4, representing a significant opportunity to capitalize on intercity travel, such as travel from London to Bristol or Nice to Monaco. In 2019, Eurostar had 11 million passengers annually, with EU rail having 8 billion passengers in 2018, representing the high amount of transit opportunities among European cities.

In addition to inter-city opportunities, we see a number of very attractive hub-spoke markets such as the United Kingdom, where there are 37 towns and cities with populations over 100,000 inhabitants within 100 miles of Heathrow Airport. These towns and cities represent a target population of 7.7 million (excluding London), based on our internal analysis, that could be connected into the Heathrow hub. In addition to high-frequency central business district hub shuttle services such as JFK to Manhattan and Heathrow to London city center, there are a number of high gross domestic product per capita target markets for fast, zero operating emission air taxi services to and from similar airports, representing an attractive market for first and business class propositions.

Our marketing and communications strategy is based upon a three-pronged approach: build awareness of the Vertical brand, communicate our business narrative, and build a trusted and credible reputation with our customers, partners and wider audience. The short-term focus is to solidify our industry credibility and success with talent recruitment, with the intent of establishing Vertical as a leading OEM in electric aerospace. Critical to our success so far has been the establishment of a globally-recognized partner ecosystem which has been developed through focusing on the goal of technological and design superiority of the VX4, our pathway to certification and unique business model. The intent is to position Vertical as the most attractive OEM to partner with, and that we are building the ecosystem required to make electric aviation a reality.

We also recognize that pioneering electric aviation requires social and political support. Hence, we are intending to inspire advocacy within opinion leaders, aerospace industry and regulators with a purpose-based product marketing approach. For our marketing approach this includes showing powerfully effective use case applications of the VX4 with our partners to demonstrate the difference our eVTOL will make to everyday travel, alongside an appealing design approach of our product and customer journey.

To position Vertical as the leading OEM brand we are focused on amplifying our message across earned, paid and owned channels as well as industry events. The intelligent deployment of campaigns, digital content, thought leadership and events will activate our owned channels including social media with the goal establishing followership and engagement. Our communications function will play a major role in articulating, persuading and inspiring our audiences of the opportunities within eVTOL travel and our business model, while we continue to inform the market of our company progress via media outreach, podcasts, blog, social media and keynote speeches at industry-leading conferences and events. By collaborating and synergizing our marketing with our network of renowned international partners, we intend to continue developing our company reputation through combined marketing activities. Ultimately, the marketing strategy supports delivery of the Vertical message of brand purpose, mission focus and business progress to deliver a cohesive, transparent and fact-based company profile to our external stakeholders.

Our Business and Strategy

Focus on Certification

Safety is our highest priority. We are working to meet the most stringent aircraft certifications around the world, and our aircraft has been designed with certification in mind from the beginning. We are currently one of the only eVTOL designers and OEMs actively pursuing certification from the CAA or EASA with a winged vehicle using already-available technology. We expect to achieve concurrent type certification from the CAA and EASA for our VX4 aircraft during 2025, with validation from the FAA expected to follow thereafter.

We have successfully flown two full-scale prototype eVTOL aircraft in the United Kingdom. The VA-X1, our first prototype, was flown in 2018 as our proof-of-concept aircraft. This was a single seater eVTOL with four electric engines, each inside a ducted fan. The VA-X2 flew in 2019 and successfully demonstrated safe flight with a deliberate “motor-out,” which is a critical step in obtaining EASA certification. The VA-X2 was a two seater, eight rotor aircraft that was capable of carrying up to 250 kg at speeds of up to 50 mph. We have successfully tested our aircraft prototypes under CAA approvals.

To achieve type certification, new aircraft designs are required to undergo a rigorous assessment of the design where we demonstrate compliance against the strict airworthiness requirements. A type certificate for the aircraft’s design is an essential pre-requisite for any individual aircraft of that design to be issued with a Certificate of Airworthiness from the relevant local airworthiness authority, which, in turn, allows the owner to fly that aircraft. This is a time-consuming and intense process, often extending over several years, which requires extensive ground and in-flight testing with authorities, engineers and flight test pilots across a fleet of multiple aircraft. We believe that we are better placed than our direct competitors to meet EASA Validation of the Type Certificate, since from the initial design phase, we designed our aircraft around meeting the criteria of the EASA. We believe that we are currently on track to obtain our type certification from the CAA and EASA on our expected timetable.

We have been working with the CAA, EASA and European Organization for Civil Aviation Equipment (“EUROCAE”) to establish the specific design criteria (certification specifications) and means of compliance that apply to eVTOL aircraft. We and our partners participate on several working groups with the EUROCAE, including chairing the EUROCAE eVTOL Working Group Electrical Panel, participating on the electrical, lift/thrust, safety, flight and avionics working groups and having one-on-one discussions with the CAA and EASA to assist with tailoring and creating the requirements for eVTOL aircraft. By working closely with the CAA and EASA to obtain certification in our home markets of the United Kingdom and European Union, we believe that the knowledge and expertise that we will gain from obtaining certification in these areas can give us a competitive advantage that we can leverage to assist us with obtaining similar certifications in other global markets.

Many airworthiness authorities around the world have not yet declared their specific certification requirements for VTOLs; however, it is likely that they will broadly align with either the CAA, EASA or FAA’s requirements. Given the stringent and rigorous safety requirements of CAA and EASA certifications, we believe that our design will meet the certification needs for any jurisdiction of our customers. We believe that our strong strategic partnerships with our technology partners, in particular, Honeywell and Rolls-Royce, who have deep experience and pedigree in certifying against these standards, will give us a competitive advantage over our competitors. We have carefully and intentionally designed our aircraft with these standards in mind.

The VX4: One of the Most Advanced eVTOL Aircraft Globally

The VX4 is our eVTOL aircraft at the center of our go-to-market strategy. After designing, building, testing and flying two earlier prototypes, the VA-X1 and the VA-X2, we unveiled the four passenger VX4 in 2020, which we believe is one of the most advanced eVTOLs globally. The VX4 is designed to provide for a capacity of up to five people (one pilot, four passengers) and travel distances of over 100 miles, and achieving top speeds of over 200 mph. In line with our mission to be carbon free, the VX4 is fully electric and will produce zero operating emissions in flight. The VX4 has four tilting frontal rotors allowing it to take off vertically. The rotors rotate after takeoff and into flight mode. Based on our internal calculations, its noise levels are expected to be 100 times quieter in cruise compared to a helicopter in cruise. The VX4 is also is expected to be up to 100 times safer than a helicopter in line with what we expect from the CAA and EASA regulations for eVTOL aircraft.

The interior of VX4 has been designed to create an outstanding passenger experience with doors on both sides of the aircraft allowing passengers to enter and exit with ease. There will be a separate luggage compartment that we expect will be capable of taking approximately 45 pounds (or 20 kilograms) of luggage per passenger plus additional room for small luggage under each passenger seat, with a total payload of approximately 990 pounds (or 450 kilograms). The VX4 has large side windows, providing spectacular views for the passengers.

Develop Strong eVTOL Ecosystem

Our business model is asset light. We have focused on creating an ecosystem that is a combination of key proprietary components that we have developed internally and strong strategic partnerships with industry leaders in order to design and manufacture the best eVTOL aircraft. We believe that this model will allow us to be more agile, flexible and reactive to future technologies and opportunities, as well as provide competitive user economics, which we expect will allow us to more rapidly scale our production once we have obtained certification. Based on our current projections, we expect to achieve break-even profitability at around 100 aircraft per year.

Creating and Investing in Proprietary Designs and Superior Technology

We have invested and will continue to invest in certain proprietary features of our aircraft, including our battery system and rotor design. Our proprietary battery system utilizes small-format cylindrical cells to provide a high performance, low-cost, highly reliable and sustainable supply chain while ingraining safety features to make them resistant to unsafe operation. Our advanced rotor system uses four tilting rotors at the front of the aircraft and four stowable rotors at the rear to enable high efficiency in all phases of flight, with an impact tolerant and redundant rotor structure that enables commercial aviation safety levels while supporting a vehicle noise signature that we believe will be 70dBA in hover, equivalent to 30 times quieter than a helicopter in take-off and approach, and 43dBA, or 100 times quieter than a helicopter, in cruise.

Combining Proprietary Systems with Strategic Partners with Industry-Leading Expertise

We believe that our strategic partnerships create a sophisticated eVTOL ecosystem that allows us to focus on creating value for our customers throughout the process. We sought out partnerships with industry leaders across critical components required to successfully design, develop and operate our aircraft. We have established strong collaborations and relationships with Rolls-Royce, Honeywell, Microsoft, Solvay, GKN Aerospace and Leonardo on the industrial side to develop components and support the manufacture our aircraft.

Powertrain — Rolls-Royce

Together with Rolls-Royce, one of the world’s leading industrial technology companies, we plan to co-develop our electrical propulsion unit or powertrain system to be one of the world’s lightest and safest eVTOL powertrains in order to unlock the maximum performance from our VX4. Rolls-Royce has extensive experience in the development and certification of high-criticality aerospace products and an established supply chain that is certified to deliver airworthy components globally and at scale. In connection with our collaboration with Rolls-Royce, Rolls-Royce invested $14 million as an investor in the PIPE Financing in connection with the Business Combination.

Flight Controls — Honeywell

We have partnered with Honeywell, a leading technology and manufacturing company, to develop our next-generation avionics and flight controls that significantly reduce pilot workload. We believe the combination of our advanced flight control systems that have a high level of automation and state-of-the-art cockpit human machine interface will be key to reducing pilot workload, minimizing pilot training and operating costs. Our VX4 uses an advanced control system that is based on the system created for the Lockheed Martin F-35, and the triple-redundant architecture safety features of this system are expected to be certified to the same safety standards as commercial airlines. Our partnership with Honeywell provides us with globally recognized services that encompass the design, development and provision of avionics, fly-by-wire navigation and connectivity solution for eVTOL. In connection with our collaboration, Honeywell has invested $10 million as an investor in the PIPE Financing in connection with the Business Combination.

Digital Systems — Microsoft

We are collaborating with Microsoft in two key areas: the co-development of cloud architecture and high-performance computing. We are co-developing state-of-the-art cloud architecture that will enable enterprise digital services and operational optimization. The combination of the electrification of aviation with advanced flight controls and avionics results in a significant amount of digital information to be collected and transmitted by our aircraft. We believe our partnership with Microsoft will enable highly differentiated service offerings to end-customers and vehicle operators, as well as our own industrial optimization. This includes state-of-the-art aircraft health monitoring, predictive maintenance and smart battery charging systems with advanced diagnostics, aircraft integration with the air traffic management and customer services ecosystems and the ability to fully leverage industry 4.0 across our assembly lines and supply chain. As part of this partnership, we will be working with Microsoft to jointly demonstrate a sustainable end-to-end computer system capability for designing our aircraft.

In the area of high-performance computing, Microsoft is using Vertical as a pathfinder to further enhance and optimize its cloud computing systems to support a wide range of advanced engineering simulations. This will extend the work we are already conducting on whole-aircraft aerodynamics, noise and structural analysis into increasingly sophisticated multi-physics simulations that enable a highly optimized aircraft and significant reduction in design and test iterations. In connection with our collaboration, Microsoft invested a total of $26 million into our business, which includes a $5 million investment in the PIPE Financing in connection with the Business Combination.

Composites — Solvay

We partnered with Solvay, a global leader in materials, solutions and chemicals, to create the full suite of composite materials and adhesives for our aircraft. Solvay brings extensive expertise across aerospace, motorsport and automotive, and Solvay is pioneering the development of advanced composite materials and manufacturing technologies that bring the benefits of lightweight solutions that can be manufactured with a high degree of automation, using the minimum amounts of materials to enable high production rates and low costs. Working closely with Solvay has ensured that our aircraft structure and battery containment system are not only composed of high quality materials, but also that we are sourcing our materials in a sustainable and innovative way.

Electrical Wiring Interconnection Systems and Wings — GKN Aerospace

We are working together with GKN Aerospace, a provider of cutting-edge components for some of the world’s leading aircraft and helicopters, to create the EWIS and wings for our aircraft. GKN Aerospace designs and manufactures aerospace systems and components for a variety of aircraft and engine manufacturers around the world, and its high-volume production capabilities are expected to help drive the global production of the VX4. We expect that the EWIS and wings provided by GKN Aerospace will contribute to lower costs, weight and emissions of the VX4, as well as help improve the overall performance of our aircraft.

Carbon composite fuselage – Leonardo

Leonardo SpA (“Leonardo”) is the most recent tier-one aerospace company to join our industrial partnership ecosystem. Leonardo is a world leader in advanced composite aerospace structures, producing one-piece barrel sections and horizontal stabilizers for aircraft such as the Boeing 787. Leonardo will bring its technology and scale manufacturing experience to bear in the manufacture of the fuselage for the VX4.

Building Commercial Partnerships for the Future

We have entered into strategic and commercial arrangements with American Airlines, Virgin Atlantic, Marubeni, Iberojet, Avolon and Bristow in order to further our global route to market strategy.

American Airlines

We launched a partnership with the world’s largest airline, American Airlines, as a cornerstone for our go-to-market deployment in the United States. American Airlines has agreed to pre-order, subject to certain conditions precedent, up to 250 of our aircraft, with an option to order an additional 100 aircraft, which has an aircraft order value of approximately $1 billion to $1.4 billion. Beyond aircraft sales, we expect to work together with American Airlines on creating an ecosystem to bring AAM to the United States including the necessary infrastructure, route planning, propositions, pricing, certification and regulation. As part of this partnership, American Airlines will benefit from certain equity incentives upon the fulfilment of the commitment to purchase aircraft.

Virgin Atlantic

We also are partnering with Virgin Atlantic to explore a joint venture for eVTOL ridesharing operations in the United Kingdom. The joint venture will look to develop a short-haul eVTOL network, including customer and aircraft operations and infrastructure development. We believe our partnership with Virgin Atlantic will create the blueprint for bringing eVTOL operations to other key global markets in an effort to bring ridesharing through short-haul eVTOL to other intercity opportunities around the world. As part of our agreement, Virgin Atlantic has a pre-order option for up to 50 of our aircraft, with an option to order an additional 100 aircraft, which has an aircraft order value of between $0.2 billion and $0.6 billion.

We will use our partnership with Virgin Atlantic to explore providing a ridesharing service directly to consumers. We intend to partner with other existing operators and infrastructure players in other markets to deliver our eVTOL flight services in addition to our existing OEM sales and services operations. We believe this flexible hybrid approach will allow us to access and efficiently capture more of the total addressable market while providing us with end-to-end control over the customer experience to optimize for customer safety, comfort and value.

Marubeni

We are partnering with Marubeni, a leading Japanese integrated trading and investment business conglomerate, to explore sustainable, emissions-free AAM travel solutions in Japan. Marubeni has agreed to pre-order, subject to certain conditions, up to 200 of our aircraft, with an aircraft order value of approximately $800 million. We and Marubeni will create a joint venture that will evaluate the requirements for eVTOL operations in Japan, which includes other commercial considerations such as route and network planning, infrastructure requirements and capacity, as well as engaging with other parties interested in launching AAM travel solutions in Japan.

Together with Marubeni, we expect to accelerate our entry into the Japanese market and offer Japanese consumers a safer, faster, cheaper and greener alternative to current short haul options in the country. We believe that with its regulatory and technological advantages, such as its capacity to operate high frequency eVTOL traffic in a safe environment, Japan has great potential in terms of commercializing the AAM market, and that eVTOLs have a number of use cases in Japan, such as inter-city, intra-city, airport shuttle and life support operations, that will benefit both customers and communities.

Iberojet

We launched a partnership with Iberojet, which is part of the Avoris Group, a leading travel group in the Spanish and Caribbean markets, in order to explore business collaboration opportunities in AAM, focusing on inter-island travel in the Balearic Islands and Canary Islands, airport passenger feeder operations and the distribution of long haul customers to touristic destinations to/from resorts and airports. Iberojet has agreed to pre-order, subject to certain conditions, up to 100 aircraft, with an aircraft order value of approximately $400 million. We agreed to create a joint working group with Iberojet to evaluate the foregoing AAM opportunities, as well as collaborate on identifying key regulatory bodies in key markets of anticipated operation; analyzing demand, fleet size, infrastructure and storing requirements; identifying potential infrastructure partners, investors and developers; analyzing public acceptance and environmental requirements.

Avolon

We are partnering with Avolon, the world’s second largest aircraft lessor with an extensive global network of airline and OEM relationships, to further expand our customer base in the AAM market. Avolon has existing, long-standing relationships with over 140 airlines globally and a track record of investing in new, innovative aerospace technology. Avolon will be our global go-to-market partner packaging aircraft, asset financing and services to enable forward thinking, entrepreneurial operators to establish AAM operations in new markets. Pursuant to its partnership agreement with us, Avolon has agreed to pre-order approximately 310 of our aircraft, with an option to purchase up to 190 additional aircraft, which has an aircraft order value of between $1.25 billion and $2 billion. On March 29, 2022 Avolon announced that it had leased its entire 500 aircraft pre-ordered from us, with the order book being oversubscribed by 50 aircraft, including 250 aircraft with GOL and Grupo Comporte in Brazil, up to 100 aircraft with Japan Airlines in Japan, a minimum of 100 aircraft with AirAsia, and up to 100 aircraft with Gözen Holding in Turkey. In connection with our partnership, Avolon invested a total of $15 million in the PIPE Financing and we also issued certain equity warrants to Avolon in connection with the Business Combination.

Bristow

We launched a partnership with Bristow, a leading global provider of vertical flight solutions to government and civil organizations, to develop a joint working group to collaborate on identifying key regulatory bodies in key markets of anticipated operation; analyzing demand, fleet size, infrastructure and storing requirements; identifying potential key customers and markets; analyzing public acceptance and environmental requirements. Bristow has agreed to pre-order, subject to certain conditions, up to 50 of our aircraft, with an aircraft order value of up to $200 million. We believe that partnering with Bristow will enable us to accelerate the commercial operation of eVTOLs and effectively disrupt the helicopter market with our zero operating emissions, low operating cost VX4 as an alternative to traditional helicopters.

All of the pre-orders held by American Airlines, Virgin and Avolon are treated separately from their investments in our company through the PIPE. As of the date of this Annual Report, there have been no deposits made for any pre-orders of our aircraft. For more information about the conditions for each of the pre-orders from American Airlines, Avolon, Bristow and Iberojet, as well as the pre-order options from Marubeni and Virgin Atlantic, please see “Risk Factors — Risks Related to Our Business and Industry — All of the pre-orders we have received for our aircraft are conditional and may be terminated at any time in writing prior to July 1, 2023 (or, in the case of American Airlines, July 1, 2025). If these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected.”

Targeted Sales Approach

As an OEM, we plan to address a very extensive and diverse customer base: (i) airlines that want to extend the passenger experience into their main hubs, creating micro feeders and catchment networks, and transit to city centers and urban areas; (ii) regional airlines that will develop point-to-point routes; (iii) business aviation companies that will complement their offerings with a last-hop service to end destination; (iv) aircraft lessors that will financially support the delivery of business opportunities; and (v) existing helicopter operators that will progressively replace their light segment by our new generation of safer, cheaper and more sustainable aircraft, enabling new operations.

In order to ensure customer and market proximity, we aim to have a global commercial presence. Our regional teams will help us be local, understand regulatory frameworks, co-create business opportunities with our customer base and develop the required ecosystem to achieve success in each market.

We are developing standards and methodologies that will helps us scale and replicate efficiently while remaining lean and agile. We will capture lessons learned and improvements for future deployments.

Because we are not selling a traditional aircraft, we will actively enable the creation of an ecosystem, seeking out local partnerships with our customers and other key industry players in certain strategic markets, with the goal of expanding beyond those particular markets once we have gained the relevant experience.

We will work with local transport and aviation authorities, airspace, infrastructure, energy and mobility providers, together with our partners, to comply with local requirements and ensure that there will be the necessary infrastructure and regulations in place for our aircraft and for our partners’ expected operations. A collective effort will be required of both us and our ecosystem partners in order to develop policies and ensure public acceptance, prepare infrastructure and airspace integration for future operations. We plan to undertake demand analysis and network simulation to allow us to anticipate societal and economical value. Our mission and concepts of operation, together with our strategic partnerships across key markets, will help us to ensure the effective integration of our aircraft and ecosystem with other existing transport means and networks.

We have already started executing our sales strategy through our partnerships with American Airlines, Avolon, Bristow, Iberojet, Marubeni and Virgin Atlantic. We also launched a partnership with Heathrow Airport, the United Kingdom’s only hub airport and one of the world’s top international aviation hubs, to explore how the VX4 could operate at Heathrow Airport. Together with Heathrow Airport, we will collaborate on identifying key regulatory challenges, identifying demand, fleet size and infrastructure requirements for eVTOL to fit into existing airport operations and identify key potential customers and stakeholders. We expect this partnership with Heathrow will help create an ecosystem for sustainable air travel in the United Kingdom. We are working together with all our commercial partners to define the roadmap for the upcoming years that will enable safe entry into service in 2025.

We intend to continue sales both through strategic partners that are involved in our business and to other third parties.

We will listen to the voices of our customers and analyze potential market opportunities in tourism, cargo, medical and other public services, and eventually develop specific mission variants. We will explore the scaling of our vehicle into increased range and payload.

Provide Fulsome After Sales Services

After we begin sales of our aircraft, we expect to be able to provide significant additional value through our “Aircraft Services” business. Where required, we plan to partner with our customers to operate our aircraft; the expertise and knowledge we gain through the design, development, certification, manufacture and assembly of our aircraft will be critical to ongoing maintenance of our aircraft. We plan to develop global clusters, aligned to our OEM markets, to support pilot training, battery management and aircraft maintenance. We plan to partner with existing infrastructure players and deliver our eVTOL flight services over the top of existing operations.

Aircraft Services will be defined as an integrated package that will include services such as battery management, pilot training and licensing and general aircraft maintenance. Our aircraft are highly digital and will generate significant amounts of operational data. With our OEM knowledge and state-of-the-art Vertical Cloud Services that we are co-creating with Microsoft, our Aircraft Services segment will benefit from aircraft equipment health monitoring, vehicle and fleet operational and maintenance optimization and additional aftermarket services. By the time we launch our Aircraft Services, we expect to also be well-advanced in developing pilot simulators as part of our ongoing aircraft certification program, which we will be able to roll out as pilot training services.

One of the most critical components of the VX4 is our battery system, which is designed and manufactured in-house, given the unique requirements for eVTOL battery systems. The battery will be certified as part of the aircraft, and therefore, we believe that our OEM sales will drive an aftermarket revenue stream for battery replacements and upgrades. We intend to optimize battery utilization and replacement timing by leveraging the leading smart charging and advanced battery health diagnostics research we are currently undertaking. Furthermore, our battery is designed for re-use, taking out deteriorated cell packs for second life use in grid energy storage, while reusing the valuable aerospace grade electronics and composite battery packs. This is a key driver in achieving highly competitive vehicle operating costs and in the demand for our Aircraft Services. Once we have mastered this technology, we may expand these services into other industries that use similar battery systems, such as the wider electrification of transportation and stationary storage for grid applications.

Carefully Selected Team with Leading Aerospace and Automotive Expertise

We have an exceptional senior team that includes individuals handpicked from the aerospace and advanced automotive industries. Led by our Chief Executive Officer and founder, Stephen Fitzpatrick, a leading energy entrepreneur and founder of OVO Energy, Europe’s largest independent energy retailer, Harry Holt, our Deputy Chief Executive Officer, who previously served on the Executive Team at Rolls-Royce, and our President, Michael Cervenka, who previously served as Head of Future Technologies, among other key roles, at Rolls-Royce, our team consisted of over 140 engineers as of December 31, 2021, who share over 1,700 total years of engineering experience where safety, efficiency and scale are paramount, as well as more than 400 years of experience in Formula 1, automotive and technology industries, adding technological expertise, performance and agility to our team. We believe that our management team is crucial to our success, including our ability to create proprietary systems and work closely with our strategic partners to bring what we believe will be the best eVTOL aircraft to market.

The complementary skill sets of our handpicked, high-class team are critical to the success of the aircraft designs and our business. We are headquartered in Bristol, the United Kingdom, which is at the center of the United Kingdom’s aerospace cluster, where there are 3,000 companies in the United Kingdom alone, with the aerospace sector having the largest number of small and medium enterprises in Europe, providing over 282,000 jobs directly and indirectly. We also have an office in Oxford, the heart of the global Formula 1 cluster. Our strategic location provides us with a unique access to talent, and this depth of talent places us at the epicenter of the aerospace and Formula 1 technical and supply chain ecosystems, which we believe differentiates us from our competitors and increases the barriers to entry.

Designed for Scalable Manufacturing

We designed our aircraft with a focus on manufacturing and the fastest route to scale from day one. After receiving CAA and EASA certification, we anticipate rapid scaling as a result of the ecosystem we have built with the combination of our proprietary systems and strategic partnerships. We will be responsible for the overall manufacture and assembly of the aircraft and battery system and will leverage our partnerships with Honeywell, Rolls-Royce, Microsoft, Solvay, GKN Aerospace and Leonardo in order to deliver our aircraft as quickly as possible. Our strategy is to work with major aerospace suppliers to enable production ramp-up, which we believe is a significant differentiator for us.

We plan to develop a state-of-the-art manufacturing and assembly facility in the United Kingdom in 2024, followed by regional final assembly facilities in key markets as they develop. We aim to begin with staged production that will align with pre-orders from our strategic partners. While the components and sub-systems will be manufactured by our supply chain partners, we will carry out final assembly of the battery systems and the overall aircraft in our purpose-built facilities. By integrating our partners and suppliers into our manufacturing line, we expect to reduce operating costs while simultaneously spreading risk across the supply chain. This strategic partnership approach leverages the significant industrialization capabilities in our supply chain ecosystem, allowing us to focus on the assembly of our aircraft and avoid having to make significant investments in individual component and sub-system manufacturing.

We expect that in the near term, there will be significant market demand for eVTOL aircraft as a replacement to helicopters, which we believe will propel further market growth and help to grow new transportation opportunities. We anticipate scaling and growing our production capacity more quickly than our competitors due to the partnership-based ecosystem that we are creating, which we believe will allow us to meet this market demand quickly and efficiently.

We expect to initially produce lower volumes in the early years of production, while continuing to plan for higher volume manufacturing in the future.

Our Focus on Sustainable Manufacturing and Safety

We are designing our facilities and manufacturing processes to be efficient, safe and sustainable in order to minimize our carbon footprint and encourage us to be leaders in creating environmentally friendly manufacturing practices and aircraft. We have partnered with Solvay and Leonardo, global leaders in the future of composite materials in aerospace, to incorporate lightweight composite materials that allow our aircraft to be lighter, and therefore, more fuel efficient, while also providing a high-quality experience that exceeds that of metal parts.

Attractive Aircraft Unit Economics Driving Adoption

Our VX4 aircraft offers compelling operating costs across a wide range of potential missions. At a cost of approximately $1 per seat mile, our low operating costs will enable ridesharing operators to offer prices at only a small premium to taxi travel and at approximately one-fifth of the cost of existing helicopter ride-sharing services, which we believe are comparable to European premium rail fares, ensuring affordability for passengers and enabling mass adoption.,VX4 design will allow flexibility in operators running both intra-city and inter-city missions not just for passenger operations but also cargo, medivac and sightseeing. Compared to helicopters, we believe some of the key cost advantages of the VX4 will be: a reduced part count and complexity, lowering maintenance costs; cheaper energy costs from increased aircraft efficiency; simplified aircraft operations through simpler training and greater accessibility, which can ultimately lead to lower costs; and an expected greater utilization of the aircraft as a result of greater landing site utilization due to reduced noise and lower costs as demand for the aircraft increases over time and they gain more popularity. Benchmarking against existing helicopter ride-sharing operations and engaging in dialogue with our key strategic partners provides us with clearer visibility on operational costs.

We believe our low production costs and ability to rapidly scale production to meet customer demands will also help to drive our future OEM sales. Through our collaborative industrial partnerships with key component providers such as Honeywell, Rolls-Royce, GKN Aerospace, Leonardo and Solvay, we have strong confidence in our bottom-up component by component projected cost structure for the VX4. We have a number of production contracts both signed and under negotiation that include global aftermarket support and other services to support our production process. These cover an extensive proportion of the cost base of the aircraft and gives us strong certainty of what we can deliver in the future. Moreover, we believe our access through strategic partners to vast aerospace supply chains will allow us to rapidly increase production while maintaining our cost structure. Our strategic aerospace partners have the capabilities to manufacture at scale while meeting stringent aviation technical requirements, which gives us a competitive advantage against competitors with lower-specification automotive partnerships or start-up companies that have chosen to predominately vertically integrate their manufacturing activities.

Future Market Opportunities

We intend to leverage our expertise and position as a leading eVTOL aircraft OEM to generate revenue by providing services ancillary to our aircraft. We believe there are opportunities to address sectors that are adjacent to our core business, including delivery and logistics as well as emergency services and military applications, as well as selling and servicing battery systems and battery packs in other sectors such as automotive and stationary grid storage. Through our Aircraft Services business, we intend to leverage developments in our battery technologies and alternative methods of energy storage for use in other applications as well as other sectors in the future after we begin manufacturing our aircraft at scale.

Our Aircraft Services will include battery management, pilot training and licensing and aircraft maintenance. Our aircraft will use our proprietary battery systems, and we will be able to service battery systems by providing replacement hardware and smart diagnostics that we expect will enable optimum battery charging, operation and maintenance, as well as maintain an inventory of spares to support our aircraft around the world, providing redundancy at scale. In addition, our aircraft are highly digital and will provide significant amounts of operational data that we can use to generate additional revenue for our “Vertical Cloud Services” business.

We may also make forward investments to better address these market adjacencies over time. We are investing and will continue to invest strategically in these areas to ensure that we are well positioned to capture the benefits offered by these new technical developments. In certain cases, we expect that we may lead development and deployment efforts within our industry.

Government Regulation and Compliance

In the near term, our priorities include working with the CAA, EASA, FAA, and other regulators such as National Civil Aviation Agency of Brazil and Japan Civil Aviation Bureau in connection with the certification and validation processes of VX4, and working on policy engagements with regulators, decision makers and communities within our key markets.

Certification Processes

Design Certification

The purpose of the aircraft design certification process, known as “type certification,” is to ensure that aircraft are designed and maintained at the highest and most meticulous safety and performance standards. Since 2018, we have engaged with the CAA and the EASA to ensure that our design and our organization will meet each regulator’s requirements for type certification as early as possible in the process. Our path to certification leverages many existing technologies, processes and procedures in order to meet both existing and evolving regulatory standards. Our certification team works on defining tests and analyses that will be utilized to prove compliance to the CAA, EASA, FAA and other regulators based on the agreed certification basis.

To date, two of our prototypes have been flown under a CAA’s experimental permit to fly. We believe we are one of only eight companies in the world to have successfully flown two full-scale eVTOL prototype aircraft as of April 1, 2022. With respect to the VX4, we have both unpiloted and piloted tests planned for 2022, which we will fly under Operational Approval and Permit to Fly. We have submitted our proposed certification basis to the CAA based on the “Special Condition for Small-Category Vertical Take-Off and Landing Aircraft,” which establishes the safety requirements the VX4 needs to meet, and expect to formally agree with the CAA the certification basis for the VX4 during 2022. In addition, we will also be required to obtain and maintain a DOA from the CAA in order to be able to hold a type certification. We expect to receive our DOA during 2022, which we believe will cover the full scope required to hold a type certification for a commercial passenger carrying winged eVTOL. We intend to continue working side-by-side with the CAA and EASA as we design and develop our aircraft and create the manufacturing phases for our aircraft, and we expect to receive concurrent certification from the CAA and EASA in 2025, with validation from the FAA and other regulators expected to follow thereafter.

Production Certification

Aircraft manufacturing is heavily regulated in most markets. As we begin production, we expect to continue to interact with numerous government agencies and entities with respect to our production and quality systems. We are developing the systems and processes needed to obtain the required production organization approval from the CAA and intend to obtain this approval as part of the process of manufacturing conforming aircraft in the lead-up to obtaining a type certificate for the aircraft.

Airspace Integration

Our aircraft are designed to be operated under current flight rules and regulations with a qualified pilot in command onboard the aircraft. As such, fixed wing and rotary commercial pilots initially will be able to fly our aircraft once they have secured the necessary aircraft type rating approvals. As the eVTOL industry expands, we will work with pilots and regulators to explore opportunities to tailor the types of training required to fly eVTOL aircraft in a safe, effective manner and widen the pool of pilots qualified to safely fly the aircraft.

We also believe there are opportunities to expand ground infrastructure and create air traffic efficiencies, and we expect to work with local authorities and other stakeholders to identify and develop procedures along high-demand routes to support increased scale and operational tempo. In the long term, digital clearance deliveries, airspace authorizations and automated coordination between service providers and operators may be required to further increase airspace scalability. We expect to continue to be involved in the long-term activities to develop community-based concepts and technologies to further enable scaling towards mature and autonomous operations in order to ensure that our aircraft can provide the necessary benefits to our customers, regulators and the communities in which we operate.

Joint Working Group and Policy Engagements with Decision Makers

EASA regulations have significantly matured over the last two years, and our team has been at the forefront of shaping these regulations. For example, we chair the EUROCAE VTOL Working Group Electrical Panel. In addition, we have established joint working groups with our commercial and strategic partners. Through these groups, we have an ecosystem of partners with expertise or decision-making responsibility in all the key areas needed to bring the VX4 to market, including regulation, infrastructure, air traffic control, finance and operations. This ecosystem provides us with access to deep experience of flight operations and existing networks and local relationships that have been built over decades. This allows us to model the specific requirements in our various markets, including mission routes, developing network mapping, infrastructure needs and services such as pilot training and maintenance, repair and overhaul. We believe these joint working groups are a key component of bringing the VX4 to market and a key differentiator, and we expect to continue engaging with them in the medium to long term.

Noise Regulations

Our aircraft has been designed to minimize noise to enable access not only to existing aviation infrastructure, but to also allow for operations in and out of proposed new vertiports that are nearer to where people want to live and work. We believe our aircraft will have a noise profile in the range of 70dBA in hover.

Research and Development

We conduct extensive research and development to reduce technical risks associated with manufacturing our aircraft. The testing of this aircraft helps us to evaluate candidate system architectures and components for the certified production aircraft. Additionally, we are performing research and development on battery systems and other electric powertrain components in order to maximize the performance of our aircraft.

Intellectual Property

Our success depends, in part, upon our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of intellectual property rights, such as trade secrets, patents, patent applications, trademarks and copyrights, including know-how and expertise, and contracts, such as license agreements, confidentiality and non-disclosure agreements with third parties, employee and contractor disclosure and invention assignment agreements and other similar contractual rights. In particular, unpatented trade secrets in the fields of aerospace and automotive engineering are an important aspect of our business to ensure that our technology remains confidential. We also pursue patent protection when we believe we have developed a patentable invention and the benefits of obtaining a patent outweigh the risks of making the invention public through patent filings.

As of December 31, 2021, we have four pending patent applications (all of which have been filed with the U.K. Intellectual Property Office), of which two are International (PCT) applications and two are British patent applications. Our patents relate to our vehicle, propulsion systems, thermal management, rotor arrangements and rotor assemblies.

We regularly review our development efforts to assess the existence and patentability of new inventions, and we are prepared to file additional patent applications when we determine it would benefit our business to do so.

Our Competition

We believe that the primary sources of competition for our service are ground-based mobility solutions, other eVTOL developers/operators and local/regional incumbent aircraft charter services.

We believe the primary factors that will drive success in the AAM market include:

●	the performance of our eVTOL aircraft relative to both competitive eVTOL aircraft and traditional aircraft,
●	the ability to certify the aircraft and service operation in a timely manner,
●	the ability to manufacture efficiently at scale,
●	the ability to develop or otherwise capture the benefits of next generation technologies and
●	the ability to deliver products and services to a high-level of quality, reliability and safety.

While there are differentiated approaches to vehicle designs and business models, we believe that our aircraft and business model offer the highest chance for success on a global scale. Our differentiated aircraft and advancement in certification position us well to be successful in the global markets.

Our Facilities

We are headquartered in Bristol, England, which is known as one of the largest aerospace areas in the United Kingdom, where we have our research and development facilities and flight test facilities. We also have a corporate office in London. All of our facilities are leased from third parties. Additionally, we are beginning the search for specialist facilities for the assembly, testing and production of our aircraft.

Seasonality

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our rapid growth.

C.Organizational Structure

The legal name of our company is Vertical Aerospace Ltd. and we are organized under the laws of the Cayman Islands as an exempted company. In connection with the Business Combination, VAGL and Broadstone became wholly-owned subsidiary of Vertical. VAGL had one principal wholly-owned subsidiary, Vertical Advanced Engineering Ltd. (“VAEL”), which is organized under the laws of the United Kingdom and was disposed of on October 31, 2021.

D.Property, Plants and Equipment

Corporate Offices

We are headquartered in Bristol, England, which is known as one of the largest aerospace areas in the United Kingdom, where we have our research and development facility. Our facility in Bristol is leased for a term of ten years expiring in 2028. The lease covers an aggregate of approximately 35 thousand square feet. We also have a dedicated flight test facility located at Cotswold Airport, Kemble, England, United Kingdom. Our facility in Kemble is leased for a term of five years expiring in 2026. The lease covers an aggregate of approximately 50 thousand square feet. All of our facilities are leased from third parties. Additionally, we are beginning the search for specialist facilities for assembly, testing and production of our aircraft.

Financing

We expect to continue to use cash, including the proceeds of the Business Combination, the PIPE Financing and Convertible Senior Secured Notes to fund our continued expansion.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

A.Operating Results

You should read the following discussion of our operating and financial review and Annual Report in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this Annual Report. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those contained in any forward-looking statements.

The information called for by this Item 5, including a discussion of the year ended December 31, 2019 specifically as well as the year-over-year comparison of our 2020 financial performance to 2019 has been reported previously in our final prospectus filed pursuant to Rule 424(b)(4) on January 27, 2022 under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

Our mission is to make air travel personal, on-demand and carbon free. We are focused on designing, manufacturing and selling one of the world’s best zero operating emission eVTOL aircraft for use in the AAM market, using the most cutting-edge technology from the aerospace, automotive and energy industries.

Founded in 2016, we come from a deep aerospace and automotive mindset and have already designed, built and flown two prototype eVTOL aircraft in 2018 and 2019. We are currently developing, and are in the process of certifying, our flagship eVTOL, the VX4. Capable of transporting a pilot and up to four passengers, traveling distances of over 100 miles, and achieving top speeds of over 200 mph, while producing minimal noise and zero operating emissions.

The VX4 aircraft was designed around existing and certifiable technology, using an experienced team that has previously certified and supported the development of over 30 aircraft and propulsion systems around the world. We are currently one of the only eVTOL designers and OEMs actively pursuing certification from the CAA or the EASA with a winged vehicle using already-available technology. By achieving certification for our VX4 eVTOL aircraft from the CAA and EASA (which we expect to happen concurrently as EASA has agreed to concurrently validate the CAA’s certification), we will be able to leverage the work done with our home regulator in order to have the certification validated by other regulators where we intend to operate, including FAA in the United States. We are focused on selling globally certified eVTOL aircraft to a variety of customers, including commercial airlines and in-country partners.

We have been researching and innovating for the last six years to bring our best-in-class electric aircraft to the global market. Using superior technology, we are creating aircraft that produce minimal noise and zero operating emissions, and we aim to have our aircraft certified to the same safety standards as commercial airlines, rather than the significantly lower threshold at which helicopters are currently certified. We are developing a sophisticated eVTOL ecosystem that allows us to focus on providing a high-quality experience. Our in-house expertise covers design, certification, assembly and manufacture, pilot experience, end-user experience and base platform performance.

We aim to be the leading eVTOL aircraft OEM for commercial airlines, aircraft leasing companies, charter airlines, existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers. We also believe there is a potential market to provide OEM sales to a variety of industries beyond traditional airline and helicopter customers, such as tourism, where there is an opportunity to replace existing transportation options like minibuses and the cargo and logistics industry, where there is potential to partner with global logistics firms and large retail customers. There is a further opportunity to generate revenue from other sectors such as emergency services, as eVTOL aircraft can be used for emergency patient and supplies transport, particularly in densely populated areas or military transport, among other potential uses. Our strategy is to forge partnerships in key markets with partners that have existing demand and are local trusted brands with market-specific knowledge. We believe that by partnering with such market players, we can extend their business models and build a market ecosystem that will allow us to expand our proposition over time. Our focus on system integration and establishment of an industrial supply chain is expected to enable rapid scaling of production of our aircraft.

Components of Results of Operations and Trends and Other Factors Affecting our Business

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations and trends and other factors affecting our business.

Impact of the COVID-19 Pandemic

The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak of a novel strain of coronavirus, or COVID-19 pandemic. There are many uncertainties regarding the current global COVID-19 pandemic, and we are closely monitoring the impact of the pandemic on all aspects of our business, including how this will impact our employees, suppliers and business partners.

The effects and potential effects of COVID-19, including, but not limited to, its impact on general economic conditions, trade and financing markets, changes in customer behavior and continuity in business operations creates significant uncertainty. The spread of COVID-19 also disrupted the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers and has led to a global decrease in aircraft sales in markets around the world. In particular, the COVID-19 crisis may cause a decrease in demand for our aircraft if our customers delay purchases of aircraft, an increase in costs resulting from our efforts to mitigate the effects of COVID-19, delays in our schedule to full commercial production of electric aircraft and disruptions to our supply chain, among other negative effects.

Government authorities implemented many measures to contain the spread of COVID-19, including travel bans and restrictions, quarantines, shelter-in-place and stay-at-home orders and business shutdowns. These measures may be reinstituted if conditions deteriorate, which could adversely affect our start-up and manufacturing plans. Measures that have been relaxed may be re-implemented if COVID-19 continues to spread. If, as a result of these measures, we have to limit our number of employees at a given time, this could cause a delay in tooling efforts or in the production schedule of our aircraft. Further, our sales and marketing activities may be adversely affected due to the cancellation or reduction of in-person sales activities, meetings, events and conferences. If our workforce is unable to work effectively, including due to illness, quarantines, government actions or other restrictions in connection with COVID-19, our operations will be adversely affected. We may also experience an increase in the cost of raw materials. We do not anticipate any material impairments as a result of COVID-19 and will continue to evaluate on an ongoing basis.

The full impact of the COVID-19 pandemic continues to evolve. As such, the full magnitude of the pandemic’s effect on our financial condition, liquidity, and future results of operations is uncertain. Our management continues to actively monitor our financial condition, liquidity, operations, suppliers, industry and workforce. See Item 3.D. “Risk Factors— We are subject to risks related to health epidemics and pandemics, including the ongoing COVID-19 pandemic, which could adversely affect our business and operating results.”

Impact of the War in Ukraine

Although we do not have any operations or direct suppliers located in Ukraine or Russia and have not yet experienced any direct impacts from the conflict, we believe our continuing design and development activities, regulatory certification processes and ability to contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of the VX4, could be adversely affected by the conflict between Russia and Ukraine. For example, the continuance or any escalation of the conflict could result in disruptions to our business and operations, increase inflationary pressures and adversely affect our anticipated unit and production costs, increase raw material costs and cause further disruption to supply chains, impacting our ability to successfully contract with suppliers, and have other adverse impacts on our anticipated costs and commercialization timeline. Russia provides most of the titanium used globally in aircraft manufacture, which we expect to require for certain components in our aircraft. Existing or additional government actions, including sanctions, taken in response to the conflict could also adversely impact the commercial and regulatory environment in which we operate. Such disruptions could similarly impact our data protection and design efforts, including if there are any increased cyberattacks or data security incidents as a result of the conflict, and negatively impact our corporate, research and development and production efforts and result in us incurring increased cyber security costs.

We continue to closely monitor the possible effects of the conflict in Europe and general economic factors on our business and planning. These factors put pressure on our costs for employees and materials and services we procure from our suppliers, as well as affect other stakeholders and regulatory agencies.

For additional information on risks posed by the conflict in Europe and general economic factors, see “Item 3. Key Information — D. Risk Factors.”

The Business Combination

On December 16, 2021, we consummated the Business Combination with Broadstone pursuant to the Business Combination Agreement dated June 10, 2021. The Business Combination had a significant impact on our capital structure and operating results, helping to facilitate our product development, manufacturing and commercialization. The most significant change in our reported financial positions was a net increase in cash (as compared to our consolidated balance sheet at June 30, 2021) of approximately $286 million. As a result of the Business Combination, we became a U.S. public company listed on the NYSE, which required us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We have incurred, and expect to continue to incur, additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources.

Key Factors Affecting Our Performance

Commercialization

We are targeting to complete certification of our VX4 aircraft and commence manufacturing during 2025, with our first deliveries being made in that year. We believe that we are currently on target to achieve full certification and validation of our VX4 aircraft with the CAA and EASA during 2025, which is essential to launching the sales of our aircraft. We expect to commence the flight test programme for the VX4 aircraft in the summer of 2020. The programme will begin with a hover demonstration, followed by full wing-borne flight capablity.

We plan to deploy a direct sales capability with an extended timeframe to develop a sales pipeline in the period up to the release of our aircraft in 2025. We expect our salesforce to target prospects from a pool of over 5,000 airlines with ICAO codes worldwide that are seeking to capitalize on the growth of the advanced air mobility market. The other main channel to market is third-party distribution networks, and we have begun to develop relationships within the airline sector. As part of this approach, we have entered into arrangements with several commercial partners for multiple pre-orders of our aircraft. Within our direct sales channel, American Airlines has agreed to pre-order up to 250 aircraft, subject to certain conditions precedent and future agreed upon milestones, with an option to purchase an additional 100 aircraft. Bristow has agreed to purchase 25 aircraft, with an option for up to 25 additional aircraft, subject to certain conditions. Iberojet has agreed to purchase 20 aircraft, with an option for up to 80 additional aircraft, subject to certain conditions. Marubeni has a pre-order option to purchase up to 200 aircraft, subject to certain conditions. Virgin Atlantic has an option to purchase between 50 and 150 aircraft. Within our indirect channel sales channel, Avolon, the world’s second largest aircraft leasing company, has agreed to pre-order up to 310 aircraft, with an option to pre-order a further 190. Taken together, these pre-orders totaling up to 1,350 aircraft are equivalent to the first two and a half years of our production capacity, illustrating the latent demand for our aircraft and the potential for resilience in the pricing of the VX4. Sales of 1,350 aircraft are estimated to deliver approximately $5.4 billion of revenue, with annual sales of around 100 aircraft projected to enable us to break-even in our financial performance.

Our commercial strategy focuses on selling aircraft to operators through the two channels described above. However, we expect that adopting a strategy of vertical integration along the eVTOL value chain would provide the potential to operate our own ride-sharing service in the future by leveraging the network of infrastructure developed for this sector.

Development of the Advanced Air Mobility Market

Our long-term financial performance ultimately depends on the demand for short distance (less than 200 miles) aerial transportation and the growth of the AAM market. We believe that we have a significant opportunity to meet untapped demand in the AAM market, with the urban air mobility market currently projected to grow to a total addressable market size of $1 trillion by 2040, according to Morgan Stanley. We, and the eVTOL sector more generally, seek to displace the current incumbents by taking market-share and/or benefitting from the incremental growth in demand.

There are two critical factors that will enable us to secure a prominent position in the AAM market: firstly, our ability to develop, certify and manufacture our aircraft, and secondly, the adoption of eVTOL as an alternative mode of transport by both operators and consumers. Our success in development and manufacturing will be dependent on overcoming several challenges around key manufacturing considerations, such as wing borne capability and battery efficacy. We plan to continue to invest in our infrastructure, research and development efforts and workforce to ensure that we will be able to deliver our aircraft to our customers in a timely manner.

While we believe that there will be a significant market for AAM in the future, there is a possibility that consumer resistance may be significant, as there may be misconceptions about eVTOL safety, performance and reliability. Additional factors impacting the pace of adoption of AAM and aerial transportation include but are not limited to: perceptions about eVTOL quality and cost; perceptions about the limited range over which eVTOL may be flown on a single battery charge; the evolution and availability of competing forms of transportation, such as ground or air taxi or ride-hailing services; the development of adequate infrastructure; consumers’ perception about the convenience and cost of transportation using eVTOL relative to ground-based alternatives; and, in particular, improvements in fuel efficiency, autonomy, or electrification of cars. In addition, macroeconomic factors could impact demand for AAM services, particularly if end-user pricing is at a premium to ground-based transportation alternatives. If the market for AAM does not develop as expected, this would impact our ability to generate revenue or grow our business.

Competition

We face immediate competition from other eVTOL manufacturers as well as ground-based mobility solutions, other eVTOL developers/operators and local/regional incumbent aircraft charter services. While we believe that we will be positioned to attain full certification and validation with the CAA and EASA during 2025, it is possible that our competitors could get to the market before us, either generally or in specific markets. Even if we are one of the first to market, any anticipated advantages may not crystallize if new companies or existing aerospace companies launch competing solutions in the markets in which we intend to operate and/or if any of our competitors obtain large-scale capital investment to speedily scale up their distribution capability. Existing AAM operators may also take actions to protect their customer base, which could prevent us from gaining market share in markets in which we intend to operate. In the event we do not capture the first mover advantage that we anticipate, it may harm our business, financial condition and operating results. For a more comprehensive discussion, please see Item 3.D. “Risk Factors — Risks Related to Our Business and Industry.”

Regulatory Landscape

We are, and will be, subject to significant regulation relating to aircraft safety and testing, accessibility, battery safety and testing and environmental regulation in the United States, European Union, the United Kingdom and other markets. These requirements create additional costs and possibly production delay in connection with design, testing and manufacturing of our aircraft. For more information, see Item 4.B. “Business Overview— Our Regulatory Strategy” and Item 3.D. “Risk Factors — Risks Related to Our Regulatory Environment” in this Annual Report.

Revenue

We are currently in the research and development phase of our journey to commercialization of eVTOL technology. We have not generated any revenue from design, development, manufacturing, engineering and sale or distribution of our aircraft. Revenue to date has been generated from the performance of engineering consultancy services. These services are ad-hoc and generally undertaken where we can strategically gain knowledge enhancement and skill development.

Cost of Sales

Cost of sales for planned manufacturing operations will consist primarily of the cost of vehicle components and parts, including batteries, raw materials, direct labor costs, warranty costs and costs related to the operation of manufacturing facilities, including plant and equipment depreciation and amortization. We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of net revenue, as a result of the scaling of our business. Cost of sales for the current performance of engineering consultancy services relate to staff expenditure.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of relevant staff costs, third-party engineering consultants, components and tooling, and program consumables and testing. Costs associated with development projects such as aircraft programs, component programs and software products are expensed rather than capitalized as intangible assets under construction. For more information about our accounting policy for intangible assets, refer to Note 2 in our financial statements included elsewhere in this Annual Report. We expect research and development expenses to increase as we continue to develop our aircraft technology. The accounting treatment for research and development costs is subject to ongoing review, applying IAS 38, and may potentially be capitalized in the future.

Administrative Expenses

Administrative expenses consist of the costs associated with employment of our non-engineering staff, the costs associated with our premises, and the depreciation of our fixed assets, including depreciation of “right of use” assets in relation to our leased property. We expect administrative expenses to increase as our overall activity levels increase due to the construction and operation of our final assembly facility.

Administrative expenses also include share-based payment expenses arising from the Business Combination, including the PIPE Financing and the issuance of Z-Share to American Airlines. Administrative expenses also include the expense relating to the issuance and subsequent exercise of warrants issued to American Airlines and Avolon. See Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

Related Party Administrative Expenses

Related party administrative expenses consists of costs from Imagination Industries Incubator Ltd., which is an entity controlled by Stephen Fitzpatrick, our majority shareholder and CEO. The nature of these costs is the provision of finance and payroll services and other back office services as required.

Other Operating Income

Other operating income consists of government grants to support our development activities and the research and development credit related to the United Kingdom research and development tax credit scheme.

Total Finance Costs

Finance Costs

Finance costs consist primarily of interest calculated on lease liabilities and both realized and unrealized foreign exchange losses that have been created due to the fluctuation of exchange rates between the US dollar, euro and the other currencies that we use for our operations.

Related Party Finance Costs

Related party finance costs comprises interest on loans from Imagination Industries Ltd., an entity which is controlled by Stephen Fitzpatrick, our majority shareholder and CEO.

Results of Operations

The following table sets forth the consolidated statements of operations in British pounds sterling and as a percentage of revenue for the periods presented.

	Year Ended December 31,
	2021	2020
	(in £ thousands)	(in £ thousands)	% Change
Revenue	132	87	52%
Cost of sales	(64)	(44)	45%
Gross profit	68	43	58%
Research and development expenses	(24,291)	(9,971)	14%
Administrative expenses	(264,260)	(3,760)	7,272%
Related party administrative expenses	(108)	(144)	(25)%
Other operating income	11,352	2,317	390%
Operating loss	(277,239)	(11,515)	2,308%
Finance costs	32,498	(98)	(33,261)%
Related party finance costs	(483)	(709)	(32)%
Total finance costs	32,015	(807)	(4,067)%
Loss before tax	(245,224)	(12,322)	1,890%
Income tax (expense)/benefit	—	(4)	(100)%
Net income/(loss)	(245,224)	(12,326)	1,889%

For the years ended December 31, 2021 and 2020

Revenue

Revenue increased by £45 thousand, or 52%, from £87 thousand during the year ended December 31, 2020 to £132 thousand during the year ended December 31, 2021. This increase was primarily due to increased activity by VAEL. All revenue to date is generated from providing engineering consultancy services to customers.

Cost of sales

Cost of sales increased by £20 thousand, or 45%, from £44 thousand during the year ended December 31, 2020 to £64 thousand during the year ended December 31, 2021. This increase was primarily due to increased activity by VAEL. All revenue to date is generated from providing engineering consultancy services to customers.

Gross profit

Gross profit increased by £25 thousand, or 58%, from £43 thousand during the year ended December 31, 2020 to £68 thousand during the year ended December 31, 2021. Engineering consultancy services were provided that are ancillary and not core to our business. These services are ad-hoc and generally undertaken where we can strategically gain knowledge enhancement and skills development. Consequently, the absolute monetary amounts are small in comparison to our overall cost base, and the margins can vary significantly.

Engineering consultancy services provided are ancillary and not core to our business. These services are ad-hoc and generally undertaken where we can strategically gain knowledge and develop skills. Consequently, the absolute monetary amounts are small in comparison to our overall cost base, and the margins can vary significantly.

Research and development expenses

Research and development expenses increased by £14,320 thousand, or 144%, from £9,971 thousand during the year ended December 31, 2020 to £24,291 thousand during the year ended December 31, 2021. This increase was primarily due to increased researching and testing activity in relation to our aircraft.

Administrative expenses

Administrative expenses increased by £260,500 thousand, or 6,928%, from £3,760 thousand during the year ended December 31, 2020 to £264,260 thousand during the year ended December 31, 2021. This increase was primarily due to share based payment expense incurred in relation to the Business Combination. A total share based payment expense of £111,966 thousand was recognised during the year ended December 31, 2021, which includes £84,712 thousand in relation the capital reorganization. Administrative expenses also includes an expense of £111,610 thousand relating to the issuance of warrants. Please see note 7 to our consolidated financial statements included elsewhere in this Annual Report for more information.

Related party administrative expenses

Related party administrative expenses decreased by £36 thousand, or 25%, from £144 thousand during the year ended December 31, 2020 to £108 thousand during the year ended December 31, 2021. This decrease was primarily due to a lower reliance on services provided by Incubator.

Other operating income

Operating income increased by £9,035 thousand, or 390%, from £2,317 thousand during the year ended December 31, 2020 to £11,352 thousand during the year ended December 31, 2021. In 2020, we applied for a government grant with the United Kingdom’s Aerospace Technology Institute and Innovate U.K. The grant period commenced on October 1, 2020. The receivable installments are recognized in other operating income as the matching sanctioned expenditure is incurred, with a retrospective claim process. For the year ended December 31, 2021, income from government grants totalled £8,829 thousand and R&D tax credits totalled £2,388 thousand compared to £1,989 thousand and £328 thousand for the year ended December 31, 2020 respectively.

Finance costs (net of finance income)

Finance costs decreased by £6 thousand, or 7%, from £98 thousand during the year ended December 31, 2020 to £92 thousand during the year ended December 31, 2021. Finance income increased by £32,590 thousand, from £0 during the year ended December 31, 2020. This reflects fair value gains relating to warrants and Convertible Senior Secured Notes.

Related party finance costs

Related party finance costs decreased by £226 thousand, or 32%, from £709 thousand during the year ended December 31, 2020 to £483 thousand during the year ended December 31, 2021. This decrease was primarily due to lower levels of borrowings from Incubator.

Income tax expense

Income tax expense decreased by £4 thousand, from £4 thousand during the year ended December 31, 2020 to £0 during the year ended December 31, 2021.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, which would otherwise be required beginning with our second annual report on Form 20-F, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the December 31, 2021 reporting period and have not been early adopted by Vertical and its subsidiaries. These standards are not expected to have a material impact on the entity in the current or future reporting periods nor on foreseeable future transactions.

B.Liquidity and Capital Resources

The functional currency of the Company is USD and the functional currency of VAGL is GBP. The financial statements are presented in GBP, which is the Group’s presentation currency. Note that in this section certain narrative financial information is shown in GBP and other information is shown in USD; typically, this is because we have incurred the majority of our costs in the UK and in GBP, while we expect customer payments and any external funding to be raised in USD.

We have incurred net losses since inception and to date have not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of electric aircraft. Prior to July 2020, the principal activities of VAGL were carried out by Imagination Industries Aero Ltd. (formerly known as Vertical Aerospace Ltd.) (“IIAL”), a company incorporated under the laws of England and Wales that was founded and indirectly owned by our majority shareholder, director and Chief Executive Officer, Stephen Fitzpatrick. IIAL owned VAEL. In July 2020, IIAL transferred all of its operations and substantially all of its net assets to Vertical (the “Vertical Aerospace Net Assets”), and in February 2021, IIAL transferred its investment in VAEL to Vertical (collectively, the “Reorganization”). The Reorganization has been accounted for retrospectively as a transfer under common control. Please see note 14 to our consolidated financial statements included elsewhere in this Annual Report for more information.

As of December 31, 2021, we had cash and cash equivalents of £212,660 thousand. For the years ended December 31, 2021 and 2020, we incurred net losses of £245,224 thousand and £12,326 thousand, respectively. Our management has prepared a cash flow forecast for our consolidated group showing our ability to continue as a going concern for at least 12 months from the date of this Annual Report. Please refer to note 2 to our consolidated financial statements for the year ended December 31, 2021 included elsewhere in this Annual Report.

Our management currently estimates that from the Business Combination through to our expected profitability in 2025, we will require approximately $450 million, and such funding will be used to execute our business plan, which includes researching and testing our aircraft in order to obtain certification and beginning to scale production of our flagship aircraft, the VX4, during 2025.

Within the next 12 months following the date of this Annual Report, we expect our funding requirements to be approximately $130 million, which will be used to fund the creation and testing of our prototype aircraft, support the certification process and invest in additional personnel across both engineering and support functions required as a public company.

Our future capital requirements will depend on many factors, including:

●	research and development expenses as we continue to develop our eVTOL aircraft;
●	capital expenditures in the creation and expansion of our manufacturing capacities;
●	additional operating costs and expenses for production ramp-up and raw material procurement costs;
●	general and administrative expenses as we scale our operations;
●	interest expense from any debt financing activities; and
●	selling and distribution expenses as we build, brand and market our electric aircraft.

We expect to fund the capital requirements through to certification through the approximately $253 million we received in connection with the Business Combination, which includes $94 million in proceeds from the PIPE Investment and $192 million from the Convertible Senior Secured Notes, which consummated substantially simultaneously with the Business Combination, net of transaction costs.

We have also received conditional pre-orders for up to a total of 1,350 aircraft from American Airlines, Avolon, Bristow, Iberojet, with pre-order options from Virgin Atlantic and Marubeni. Certain of these pre-orders require that the purchaser pay a pre-delivery payment, which is credited against any future amount due and payable, and we expect to receive pre-delivery payments prior to delivering aircraft to each customer.

Until we generate sufficient operating cash flow to cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of these pre-delivery payments, plus equity and debt financing, to fund any future capital needs. If we raise funds by issuing equity securities, there may be dilution to our shareholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of ordinary shares. If we raise funds by issuing debt securities, these debt securities may have rights, preferences, and privileges senior to those of preferred and common shareholders. The terms of debt securities or borrowings may impose significant restrictions on our operations. The capital markets have in the past, and may in the future, experience periods of upheaval that could impact the availability and cost of equity and debt financing.

Our principal uses of cash in recent periods have been funding our research and development activities and other personnel costs. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from our customers, the expansion of sales and marketing activities, the timing and extent of spending to support our development efforts. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing we may not be able to raise such financing on acceptable terms or at all. If we are unable to raise additional capital or generate cash flows necessary to continue our research and development and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition. If adequate funds are not available, we may need to reconsider our expansion plans or limit our research and development activities, which could have a material adverse impact on our business prospects and results of operations.

Convertible Senior Secured Notes

On October 26, 2021, we entered into a convertible note subscription agreement (the “Convertible Senior Secured Notes Subscription Agreement”) by and among the Company, Broadstone and Mudrick Capital Management L.P. (the “Convertible Senior Secured Notes Investor”). Concurrently with the consummation of the Business Combination, pursuant to the terms of the Convertible Senior Secured Notes Subscription Agreement, (i) the Convertible Senior Secured Notes Investor purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000,000 for an aggregate purchase price of $192,000,000 (the “Purchase Price”), and the Company issued and sold to the Convertible Senior Secured Notes Investor the Convertible Senior Secured Notes in consideration for the payment of the Purchase Price, and (ii) the Company issued to the Convertible Senior Secured Notes Investor 4,000,000 warrants, each representing the right to purchase one ordinary share at a price of $11.50 per share (the “Convertible Notes Warrants”).

The Convertible Senior Secured Notes are initially convertible into up to 18,181,820 ordinary shares (excluding any interest, and subject to adjustments as provided in the Indenture) at an initial conversion rate of 90.9091 ordinary shares per $1,000 principal amount of Convertible Senior Secured Note, subject to adjustments to such rate as provided in the Indenture, at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes.

Upon the occurrence of a Fundamental Change (as defined in the Indenture), then the Convertible Senior Secured Notes Investor has the right, at its option, to require us to repurchase for cash all or any portion of its Convertible Senior Secured Notes in principal amounts of $1,000 or an integral multiple thereof, at a fundamental change repurchase price equal to the principal amount of the Convertible Senior Secured Notes to be repurchased plus, if repurchased before the second anniversary of issuance, certain make-whole premiums, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Convertible Senior Secured Notes bear interest at the rate of 7.00% per annum if we elect to pay interest in cash or 9.00% per annum if we elect to pay interest in-kind, and interest is paid semi-annually in arrears. Upon the occurrence, and during the continuation, of an event of default, an additional 2.00% will be added to the stated interest rate. The Convertible Senior Secured Notes will mature on the fifth anniversary of issuance and will be redeemable at any time by us, in whole but not in part, for cash, at par plus, if redeemed before the second anniversary of issuance, certain make-whole premiums as specified in the indenture governing the Convertible Senior Secured Notes. Subject to the terms of the indenture governing the Convertible Senior Secured Notes, Broadstone and VAGL provided full and unconditional guarantees under the Convertible Senior Secured Notes upon consummation of the Business Combination. The Convertible Senior Secured Notes Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Year Ended December 31,
	2021	2020

	(in £ thousands)
Net cash used in operating activities	(27,550)	(12,012)
Net cash used in investing activities	(3,354)	(688)
Net cash from financing activities	244,713	12,510

Net cash used in operating activities

Net cash used in operating activities increased by £15,538 thousand, or 130%, from £12,012 thousand for the year ended December 31, 2020 to £27,550 thousand for the year ended December 31, 2021. This increase was primarily due to additional spend on research and development activities.

Net cash used in investing activities

Net cash used in investing activities increased by £2,666 thousand, or 387%, from £688 thousand for the year ended December 31, 2020 to £3,354 thousand for the year ended December 31, 2021. This increase was primarily due to the acquisition of intangible assets.

Net cash from financing activities

Net cash from financing activities increased by £232,203 thousand, or 1,856%, from £12,550 thousand for the year ended December 31, 2020 to £244,713 thousand for the year ended December 31, 2021. This increase was primarily due to proceeds from the Business Combination including proceeds from the PIPE Financing and from the issuance of the Convertible Senior Secured Notes.

C.Research and Development, Patents and Licenses, etc.

See Note 6 and Note 7 to our consolidated financial statements included in this Annual Report.

D.Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in Note 3, Critical accounting judgements and key sources of estimation uncertainty, to our consolidated financial statements included elsewhere in this Annual Report.

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and board members, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Stephen Fitzpatrick	44	Chief Executive Officer and Board Member
Vincent Casey	39	Chief Financial Officer and Board Member
Michael Cervenka	47	President and Board Member
Harry Holt	54	Deputy Chief Executive Officer and Board Member
Board Members

Dómhnal Slattery	55	Chairman
Kathy Cassidy	68	Board Member
Gur Kimchi	53	Board Member
Marcus Waley-Cohen	44	Board Member

Unless otherwise indicated, the current business addresses for our executive officers and the members of our board of directors is c/o Vertical Aerospace Ltd., Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Stephen Fitzpatrick has served as our Chief Executive Officer since our founding in 2016, and as a member of our board of directors since May 2021. Prior to founding the Company, Mr. Fitzpatrick founded OVO Group Ltd., a leading energy supply group that includes Europe’s largest independent energy retailer, and has served as the Group Chief Executive Officer of OVO Group Ltd. since 2008. Mr. Fitzpatrick sits on the board of directors for a number of privately held companies, including Imagination Industries Incubator Limited and Imagination Industries Aero Ltd. Mr. Fitzpatrick holds a Master’s degree in Business and Finance from the University of Edinburgh.

Vincent Casey has served as our Chief Financial Officer since November 2020, and has served as a member of our board of directors since May 2021. Prior to joining the Company, Mr. Casey has served in a number of roles at OVO Group Ltd., a leading energy supply group that includes Europe’s largest independent energy retailer, and now serves as Chief Investment Officer, which he has done since June 2020. Mr. Casey sits on the board of directors for a number of privately held companies, including Imagination Industries Incubator Limited and Imagination Industries Aero Ltd. Mr. Casey holds a Master of Engineering (First Class Honors) in Mechanical Engineering from the University of Southampton. Mr. Casey is a Chartered Financial Analyst and Chartered Alterative Investment Analyst.

Michael Cervenka has served as our President since June 2019, and has served as a member of our board of directors since December 2021. Prior to joining the Company, from September 2015 to June 2019, Mr. Cervenka served as the Head of Future Business Technologies at Rolls-Royce, a leading aerospace and defense company. Mr. Cervenka also served in a number of different roles at Rolls-Royce, including as Program Lead (Civil Large Engine Cost Transformation Program) from March 2014 to August 2018 and Chief Development Engineer (Civil Large Fleet Engines) from November 2010 to February 2014. Mr. Cervenka has over 20 years of civil and military aerospace experience at Rolls-Royce. Mr. Cervenka participated in the Executive Leadership Program at the Tuck School of Business at Dartmouth from 2018 to 2019. Mr. Cervenka also holds a Bachelor of Engineering (First Honors) in Aeronautical Engineering from Bristol University. Mr. Cervenka is a Chartered Engineer, a Fellow of the Royal Aeronautical Society and Member of the Institute of Mechanical Engineers.

Harry Holt has served as our Deputy Chief Executive Officer since March 2022 and served as our Chief Operating Officer from January 2022 to March 2022, and has served as a member of our board of directors since April 2022. Since 2011, Mr. Holt has spent over 10 years in a number of senior executive roles at Rolls-Royce, including spending the last seven as a member of the Executive Team as President Nuclear and more recently, as Chief People Officer since 2018. Mr. Holt holds a Master’s degree in Defence Technology and Management from Cranfield University, and a Bachelor’s degree from University of Bristol.

Board Members

The following is a brief summary of the business experience of our non-executive board members.

Dómhnal Slattery has served as the chairman of our board of directors since January 2022. Mr. Slattery is one of the world’s leading aircraft leasing pioneers and has over 30 years of experience in the aircraft leasing industry. Since 2010, Mr. Slattery has served as the Chief Executive Officer of Avolon, a global leader in aircraft leasing. Mr. Slattery has a track record of establishing and scaling industry leading leasing businesses, rapidly building market-leading aircraft leasing platform including the successful establishment of IAMG, RBS Aviation Capital (now SMBC Aviation) and Avolon through three business cycles – from the early 1990s to today. Mr. Slattery has received multiple awards that honor his achievement and contribution to the aviation industry, including the award for “Outstanding Contribution to the Aviation Industry” at the Aviation Industry Awards and the Lewis L Glucksman Award for Ethical Leadership for his contribution to aviation, entrepreneurship and the arts from Glucksman Ireland

House NYU. Mr. Slattery holds a Bachelor’s degree from University College Galway and completed the Accelerated Development Program from the London Business School.

Kathy Cassidy has served as a member of our board of directors since December 2021. Since 2015, Ms. Cassidy has been a board member for the Goldman Sachs Mutual Funds Complex, where she oversees more than 100 of Goldman’s registered funds. She also sits on the Audit, Governance and Compliance Committees for the Goldman Sachs Mutual Funds Complex. Ms. Cassidy previously served for thirty years at General Electric in a variety of executive positions, including serving as Senior Vice President and Treasurer for both GE and GE Capital prior to her retirement in 2015. Prior to her time at GE Treasury, Ms. Cassidy held executive leadership positions in Strategic Ventures & Mexico in GE Capital Real Estate, and prior to this, she built the Real Estate Capital Markets Business. Earlier in her career, she served as the CFO for several of GECapital’s Business Divisions. Ms. Cassidy also served on the GE Capital Board and the GE Corporate Executive Council for ten years. Ms. Cassidy previously served on the University of Connecticut Foundation Board and the S&P Corporate Advisory Board, and she has been a noted speaker at numerous events, symposiums and forums. Since 2017, Ms. Cassidy also serves on the board of BuildOn, a not-for-profit, global organization focused on building schools in seven of the most impoverished nations in the world and working with numerous large cities on after-school youth leadership programs in some of the most challenging school districts in the United States. Ms. Cassidy holds both an MBA from Fordham University as well as a B.A. in Economics from the University of Connecticut.

Gur Kimchi has served as a member of our board of directors since December 2021. Mr. Kimchi currently sits on the board of directors for several privately held companies, including Ascent Aerosystems since November 2020. Mr. Kimchi served as Vice President at Amazon.com, Inc. from 2012 to 2020, where he co-founded the Amazon Prime Air delivery-by-drone project and led the organization to its FAA certification as a Part 135 commercial airline. Prior to Amazon, Mr. Kimchi served in a number of different roles at Microsoft where he was integral in the development of key technologies including Virtual Earth & Bing Maps, Contextual & Geosocial search, Cloud Infrastructure, Augmented and Virtual Reality, and Enterprise Communications. Mr. Kimchi is a founding member of the Federal Aviation Administration Drone Advisory Committee and worked in collaboration with the FAA, SESAR, NASA, and ICAO on the development of the Federated Airspace Management Architecture, enabling the safe integration of Unmanned Aircraft Systems and Urban Air Mobility into the airspace around the world.

Marcus Waley-Cohen has served as a member of our board of directors since December 2021. Mr. Waley-Cohen has served as a Director of SunCap Ltd. since September 2019. Mr. Waley-Cohen currently sits on the board of directors for several privately held companies, and is a member of Broadstone Sponsor LLP. Mr. Waley-Cohen holds a Master’s degree in Politics from the University of Edinburgh.

B.Compensation

Executive Officer and Board Member Compensation

Our policies with respect to the compensation of our executive officers are administered by our board of directors in consultation with our compensation committee (as described under “—C. Board Practices—Compensation Committee”). The compensation decisions regarding the Company’s executives are based on the Company’s need to retain those individuals who continue to perform at or above our expectations and to attract individuals with the skills necessary for us to achieve our business plan. We intend to be competitive with other similarly situated companies in its industry.

Performance-based and equity-based compensation is and is expected to be an important foundation in executive compensation packages. We believe that performance-based and equity-based compensation can be an important component of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executives.

Stephen Fitzpatrick, Vincent Casey, Michael Cervenka and Harry Holt do not receive any compensation for their services as members of our board of directors. Instead, Mr. Fitzpatrick, Mr. Casey, Mr. Cervenka and Mr. Holt will receive a combination of cash and equity compensation for their services as our executive officers. Our compensation committee is charged with performing an annual review of our executive officers’ cash and equity compensation to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies. In addition to the guidance provided by our compensation committee, we may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Dómhnal Slattery will receive cash for his services as a member and chairman of our board of directors. In addition, in connection with Mr. Slattery’s services as a member and chairman of our board of directors, the Company and Mr. Fitzpatrick entered into an option agreement with Mr. Slattery, pursuant to which Mr. Slattery received an option to require Mr. Fitzpatrick to sell and Mr. Slattery to purchase up to an aggregate of 1,175,000 ordinary shares of the Company, with an exercise price of $0.0001 per share, with the option to expire on January 25, 2029. Kathy Cassidy and Gur Kimchi will receive a combination of cash and equity compensation for their services as members of our board of directors. Marcus Waley-Cohen has received equity compensation in connection with the Business Combination, and will not receive any additional compensation for his service as member of our board of directors.

Our compensation committee will consider adopting formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and equity compensation, or among different forms of compensation.

For the fiscal year ended December 31, 2021, the aggregate cash compensation paid to the Company’s executive officers was £244 thousand and the aggregate cash compensation paid to the Company’s non-executive directors was £0. For grants of options to our executive officers and directors under our 2021 Incentive Award Plan and under the EMI Option Agreements, see “—Incentive Programs—EMI Option Agreements—Options Granted under the EMI Option Agreements,” and “—Incentive Programs—2021 Incentive Award Plan—Options Granted under the 2021 Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Incentive Programs

EMI Option Agreements

Overview

Certain employees of the Company or its Subsidiaries have been granted options under option agreements which, where permitted, are intended to be tax qualifying enterprise management incentive options under Schedule 5 of the UK Income Tax (Earnings and Pensions) Act 2003 (the “EMI Option Agreements”). The purpose of the EMI Option Agreements is to grant options to recruit or retain eligible employees.

Summary of the EMI Option Agreements

This section summarizes certain principal features of the EMI Option Agreements. The summary is qualified in its entirety by reference to the complete text of the form of EMI Option Agreement attached as Exhibit 4.7 to this Annual Report.

Authorized Shares. 21,656,655 ordinary shares are reserved for issuance pursuant to options granted under the EMI Option Agreements. To the extent that any options granted under the EMI Option Agreements would cause the individual limit specified in paragraph 5 or 6 of Schedule 5 ITEPA to be exceeded, the number of ordinary shares which exceeds the individual limit will form part of a non-qualifying stock option.

Awards.The EMI Option Agreements provide for options to be granted over ordinary shares. Share options are rights to purchase ordinary shares at a specified price (the exercise price). Share options will be either non-qualified share options or be tax qualifying enterprise management incentive options under Schedule 5 ITEPA “EMI Options.” The options granted are intended to be EMI Options and are subject to specific restrictions and limitations set out in Schedule 5 ITEPA. Among such restrictions, EMI Options must have an exercise price of not less than the fair market value of an ordinary share on the date of grant. EMI Options will only be granted to eligible employees, and will not be exercisable after a period of ten (10) years measured from the date of grant. EMI Options are also subject to individual and aggregate limits under paragraphs 5 to 7 (inclusive) of Schedule 5 ITEPA. The options granted under the EMI Option Agreements have been granted pursuant to certain time and performance based vesting conditions.

Transferability of Awards.Subject to any rights of the participant to exercise the option following the participant’s death, the options granted pursuant to the EMI Option Agreements are personal to the participant and will not be capable of being transferred, assigned or charged.

Amendment and Termination. Our board of directors may amend the EMI Option Agreements by resolution provided that (i) no alteration will be effective to cancel or alter adversely any subsisting rights of the participant unless such alteration is made with the prior written consent of the participant; and (ii) no amendment will have effect if it would prevent an option from satisfying the provisions of Schedule 5 ITEPA. Our board of directors may amend the EMI Option Agreements without participant consent, as they consider necessary or desirable in order to make them more effective or easier to administer, comply with or take account of the provisions of any proposed or existing legislation, to take account of any takeover, listing or sale of the Company or to maintain favorable tax or regulatory treatment for the Company or the participant.

Adjustment of Awards. In the event of any variation of the Company’s share capital (which includes any variation in the share capital of the Company arising from any reduction, sub-division, consolidation of capital or issue of shares by way of capitalization of profits or reserves or by way of rights or demerger or any other variation of share capital of the Company on any distribution in specie or any special dividend) the EMI Agreements provide that the number or nominal value of the Shares comprised in the Option and/or the exercise price may be adjusted in such manner as the board of directors may deem appropriate provided that no material increase will be made to the aggregate exercise price in respect of the option. Notice of any adjustments will be given in writing to the participants.

Administration. The compensation committee of our board of directors will administer the options granted under the EMI Option Agreements. The decision of the board of directors in relation to any dispute or question affecting the participant or as to any rights or obligations pursuant to the EMI Option Agreements or in relation to their construction or effect will be final and conclusive.

Options Granted Under the EMI Option Agreements

The following executive officers and directors of the Company held EMI Options (both vested and unvested) as of December 31, 2021:

	Total				Number of
	Number of			Exercise	Options
Participant	Options	Grant Date(1)	Vesting Date	Price	Outstanding
Vincent Casey	75,014,07(2)	March 15, 2022	• 100% vested on March 15, 2022	$0.04	7,501,407
Michael Cervenka	57,405,25(3)	March 15, 2022	• Quarterly vesting from July 1, 2021 to June 30, 2025; 100% vested on June 30, 2025	$0.23	5,740,525
(1)

During the year ended December 31, 2021, each of Mr. Casey and Mr. Cervenka held share options granted over shares in VAGL. On March 15, 2022, each of Mr. Casey and Mr. Cervenka entered into an option agreement with the Company as a replacement option agreement for share options previously granted over shares in VAGL that were exchanged for options of equivalent value over ordinary shares in the Company. The share amounts and exercise price information in the above table have been adjusted and represent the replacement values. As of December 31, 2021, Mr. Casey held an option over 6,160 shares of VAGL, with an exercise price of £38.22. As of December 31, 2021, Mr. Cervenka held an option over 4,714 shares of VAGL, with an exercise price of £204.00.

(2)	1,347,295 of the shares subject to the option are subject to certain transfer and other restrictions as set forth in form of EMI Option Agreement attached as Exhibit 4.7 to this Annual Report.
(3)	1,031,031 of the shares subject to the option are subject to certain transfer and other restrictions as set forth in form of EMI Option Agreement attached as Exhibit 4.7 to this Annual Report.

As of December 31, 2021, no EMI Options granted to our executive officers and directors were exercised.

2021 Incentive Award Plan

Overview

In connection with the Business Combination, our board of directors adopted, and our shareholders approved, the 2021 Incentive Award Plan (the “2021 Incentive Plan”) in order to facilitate the grant of cash and equity incentives to its directors, employees (including executive officers) and consultants and its affiliates and to enable it and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success.

Purpose of the 2021 Incentive Plan

The purpose of the 2021 Incentive Plan is to assist us in attracting and retaining selected individuals who will serve as its directors, officers, employees, consultants and advisors, whose judgment, interest and special effort is critical to the successful conduct of our operation. We believe that the awards to be issued under the 2021 Incentive Plan will strengthen these individuals’

commitment to our welfare and align their interests with the interests of our shareholders following the completion of the Business Combination. We believe that grants of incentive awards are necessary to enable us to attract and retain top talent.

Summary of the 2021 Incentive Plan

This section summarizes certain principal features of the 2021 Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the 2021 Incentive Plan.

Authorized Shares. The aggregate number of ordinary shares initially reserved for issuance under the 2021 Incentive Plan is 10,456,769, approximately 5% of the sum total number of issued and outstanding ordinary shares as of the completion of the Business Combination. The number of shares initially reserved for issuance will be increased on January 1 of each calendar year beginning in 2022 and ending in 2032, by an amount equal to the lesser of (A) 5% of the ordinary shares outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of ordinary shares as determined by our board of directors.

Administration. Our board of directors or the compensation committee of our board of directors have authority to interpret the terms of the our 2021 Incentive Plan and determine eligibility of participants. If any right granted under the 2021 Incentive Plan shall for any reason terminate without having been exercised, the shares not purchased under such right shall again become available for issuance under the 2021 Incentive Plan. The compensation committee of our board of directors is the initial administrator of the 2021 Incentive Plan (the “Committee”). Under the 2021 Incentive Plan, our board of directors may delegate administration of the 2021 Incentive Plan to another committee or a subcommittee of our board.

Eligibility. Our employees (and directors) are generally eligible to participate in the 2021 Incentive Plan. However, the plan administrator may provide that other groups of employees, including without limitation those who do not meet designated service requirements or those whose participation would be in violation of applicable foreign laws, will not be eligible to participate in the 2021 Incentive Plan.

Awards Available for Grant. The Committee may grant awards of nonqualified share options, ISOs, share appreciation rights (“SARs”), restricted share awards, restricted share units, other share-based awards, other cash-based awards, dividend equivalents, and/or performance compensation awards or any combination of the foregoing.

Options. The Committee is authorized to grant options to purchase ordinary shares that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for ISOs, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the 2021 Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. The maximum aggregate number of 2021 ordinary shares that may be issued through the exercise of ISOs granted under the 2021 Incentive Plan is 5% of the ordinary shares outstanding (on an as-converted basis) on the date the 2021 Incentive Plan is adopted by the board of the directors. In general, the exercise price per share of ordinary shares for each option granted under the 2021 Incentive Plan will not be less than the fair market value of such share at the time of grant or, for purposes of ISOs, if granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all of our classes of shares, or of any parent or subsidiary (a “10% Shareholder”), less than 110% of the fair market value of such share at the time of grant. The maximum term of an option granted under the 2021 Incentive Plan will be 10 years from the date of grant (or five years in the case of ISOs granted to a 10% Shareholder). However, if the option would expire at a time when the exercise of the option by means of a cashless exercise or net exercise method (to the extent such method is otherwise then permitted by the Committee for purposes of payment of the exercise price and/or applicable withholding taxes) would violate applicable securities laws, the expiration date applicable to the option will be automatically extended to a date that is 30 calendar days following the date such cashless exercise or net exercise would no longer violate applicable securities laws (so long as such extension does not violate Section 409A of the Code), but not later than the expiration of the original exercise period. Payment in respect of the exercise of an option may be made in cash, by check or other cash equivalent, by surrender of unrestricted shares (at their fair market value on the date of exercise) that have been held by the participant for any period deemed necessary by our accountants to avoid an additional compensation charge or have been purchased on the open market, or the Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism, a net exercise method, the surrender of other property having a fair market value on the date of exercise equal to the exercise price or by such other method as the Committee may determine to be appropriate.

Share Appreciation Rights. The Committee is authorized to award SARs under the 2021 Incentive Plan. SARs will be subject to the terms and conditions established by the Committee and reflected in the award agreement. A SAR is a contractual right that allows a participant to receive, either in the form of cash, ordinary shares or any combination of cash and ordinary shares, the appreciation, if any, in the value of an ordinary share over a certain period of time. An option granted under the 2021 Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option will be subject to terms similar to the option corresponding to such SARs. The exercise price of SARs cannot be less than 100% of the fair market value of a share of ordinary share at the time of grant.

Restricted Shares. The Committee is authorized to award restricted shares under the 2021 Incentive Plan. Restricted share awards are ordinary shares that generally are non-transferable and subject to other restrictions determined by the Committee for a specified period. Each award of restricted shares will be subject to the terms and conditions established by the Committee, including any dividend or voting rights. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted share will be forfeited. Dividends, if any, that may have been withheld by the Committee will be distributed to the participant in cash or, at the sole discretion of the Committee, in ordinary shares having a fair market value equal to the amount of such dividends, upon the release of any applicable restrictions, and if the applicable share is forfeited, the participant will have no right to such dividends (except as otherwise provided in the applicable award agreement).

Restricted Share Unit Awards. The Committee is authorized to award restricted share unit awards under the 2021 Incentive Plan. The Committee will determine the terms of such restricted share unit awards. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the Committee, the participant will receive a number of ordinary shares equal to the number of units earned or an amount in cash equal to the fair market value of that number of ordinary shares at the expiration of the period over which the units are to be earned or at a later date selected by the Committee.

Other Stock-Based Awards. The Committee may grant to participants other share-based awards under the 2021 Incentive Plan, which are valued in whole or in part by reference to, or otherwise based on, ordinary shares. The form of any other stock-based awards will be determined by the Committee and may include a grant or sale of unrestricted ordinary shares. The number of ordinary shares related to other share-based awards and the terms and conditions, including vesting conditions, of such other share-based awards will be determined by the Committee when the award is made. Other share-based awards will be paid in cash, ordinary shares, or a combination of cash and shares, as determined by the Committee, and the Committee will determine the effect of a termination of employment or service on a participant’s other share-based awards.

Other Cash-Based Awards. The Committee may grant to participants a cash award that is not otherwise described by the terms of the 2021 Incentive Plan, including cash awarded as a bonus or upon the attainment of performance goals or otherwise as permitted under the 2021 Incentive Plan. The form, terms, and conditions, including vesting conditions, of any other cash-based awards will be established by the Committee when the award is made, and any other cash-based awards will be paid to participants in cash. The Committee will determine the effect of a termination of employment or service on a participant’s other cash-based awards.

Dividend Equivalents. The Committee may provide for the payment of dividend equivalents with respect to ordinary shares subject to an award, such as restricted share units, but not on awards of share options or SARs. However, no dividend equivalents will be paid prior to the issuance of shares. Dividend equivalents may be credited as of the dividend payment dates, during the period between the grant date and the date the award becomes payable or terminates or expires, as determined by the Committee; however, dividend equivalents will not be payable unless and until the issuance of shares underlying the award and will be subject to forfeiture to the same extent as the underlying award. Dividend equivalents may be paid on a current or deferred basis, in cash, additional ordinary shares, or converted to full-value awards, calculated and subject to such limitations and restrictions as the Committee may determine.

Performance Compensation Awards. The Committee is authorized to grant any award, including in the form of cash, under the 2021 Incentive Plan in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals, measured on an absolute or relative basis, for a particular performance period. The Committee may establish performance criteria that will be used to establish these performance goals with reference to one or more of the following, without limitation:

●	net earnings or losses (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense);
●	gross or net sales or revenue or sales or revenue growth;
●	net income (either before or after taxes);
●	adjusted net income;
●	operating earnings or profit (either before or after taxes);
●	cash flow (including, but not limited to, operating cash flow and free cash flow);
●	return on assets;
●	return on capital (or invested capital) and cost of capital;
●	return on shareholders’ equity;
●	total shareholder return;
●	return on sales;
●	gross or net profit or operating margin;
●	costs, reductions in costs and cost control measures;
●	expenses;
●	working capital;
●	earnings or loss per share;
●	adjusted earnings or loss per share;
●	price per share or dividends per share (or appreciation in and/or maintenance of such price or dividends);
●	regulatory achievements or compliance (including, without limitation, regulatory body approval for commercialization of a product);
●	implementation or completion of critical projects;
●	market share;
●	economic value;
●	individual employee performance, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or other employees or to market performance indicators or indices; or
●	any combination of the foregoing.

Transferability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Committee, however, may permit awards (other than ISOs) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or shareholders are the participant and his or her family members or anyone else approved by it.

Amendment and Termination; Repricing. In general, our board of directors may amend, alter, suspend, discontinue or terminate the 2021 Incentive Plan at any time. However, shareholder approval to amend the 2021 Incentive Plan may be necessary if the law or the 2021 Incentive Plan so requires. No amendment, alteration, suspension, discontinuance or termination will materially impair the rights of any participant or recipient of any award without the consent of the participant or recipient, unless the terms of an award expressly provide otherwise. Shareholder approval will generally be required for any amendment that reduces the exercise price of any share option or SAR, or cancels any share option or SAR that has an exercise price that is greater than the then-current fair market value of ordinary shares in exchange for cash, other awards or share options or SARs with an exercise price per share that is less than the exercise price per share of the original share options or SARs.

Change in Control. In the event of a “Change in Control” (as defined in the 2021 Incentive Plan), unless the Committee elects to terminate an award in exchange for cash, rights or property, or cause an award to become fully exercisable and no longer subject to any forfeiture restrictions (see below). Otherwise, awards under the 2021 Incentive Plan (other than any portion subject to performance-based vesting) shall continue in effect or be assumed or an equivalent award may be substituted, and the portion of such award subject to performance-based vesting shall be subject to the terms and conditions of the applicable award agreement and, in the absence thereof, the Committee’s discretion.

Adjustments for certain corporate events. In the event of a stock dividend, stock split, combination or exchange of shares, merger, consolidation or certain other corporate events, in general the Committee may adjust the number of shares of ordinary shares or our other securities (or number and kind of other securities or other property) subject to an award, the exercise or strike price of an award, or any applicable performance measure or other terms and conditions, and may provide for the substitution or assumption of outstanding awards in a manner that substantially preserves the terms of such awards, the acceleration of the exercisability or lapse of restrictions applicable to outstanding awards or the termination of outstanding awards in exchange for an amount of cash and/or other property with a value equal to the amount that would have been attained upon the exercise of the award or realization of the holder’s rights (which may include the consideration received by holders of the ordinary shares in connection with such Change in Control transaction).

New Plan Benefits

Grants of awards under the 2021 Incentive Plan are subject to the discretion of the Committee and are not currently determinable. The value of the awards granted under the 2021 Incentive Plan will depend on a number of factors, including the fair market value of our ordinary shares on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.

Options Granted Under the 2021 Incentive Plan

The following executive officers and directors of the Company held Options (both vested and unvested) as of December 31, 2021:

					Number of
	Total Number of			Exercise	Options
Participant	Options	Grant Date	Vesting Date	Price	Outstanding
Marcus Waley-Cohen	2,000,000	December 16, 2021	• 100% vested on December 16, 2021	$11.50	2,000,000

As of December 31, 2021, no Options granted to our executive officers and directors were exercised.

Insurance and Indemnification

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C.Board Practices

Board of Directors

Our board of directors consists of eight directors, two of whom: Kathy Cassidy and Gur Kimchi, qualify as independent directors as defined in the NYSE listing requirements. Mr. Slattery serves as the Chairman of the board of directors. Directors can be elected by an ordinary resolution of the shareholders. In addition, directors may be appointed either to fill a vacancy arising from the resignation of a former director or as an addition to the existing board by the affirmative vote of a simple majority of the directors present and voting at a board meeting. A director may be removed by a special resolution of the shareholders (i) for cause (as such term is defined in the Amended and Restated Memorandum and Articles of Association), or (ii) where the board of directors makes a determination that removal of a director is in the best interests of the Company. Each of our directors holds office until he or she resigns or is removed from office.

A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any of our debt, liability or obligation or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Duties of Board Members and Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;
●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;
●	directors should not improperly fetter the exercise of future discretion;
●	duty to exercise powers fairly as between different sections of shareholders;
●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and
●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Articles or alternatively by shareholder approval at general meetings.

Audit Committee

The audit committee, which consists of Kathy Cassidy and Gur Kimchi, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Kathy Cassidy serves as Chairman of the committee. The audit committee consists exclusively of members of our board who are financially literate, and Kathy Cassidy is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Kathy Cassidy and Gur Kimchi satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with NYSE rules.

The audit committee is responsible for:

●	retaining and terminating our independent auditors;
●	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;
●	overseeing our accounting and financial reporting processes;
●	overseeing audits of financial statements;
●	preparing report with respect to the audited financial statements for inclusion in our annual reports;
●	reviewing with management and the independent auditor its annual audited financial statements prior to filing to the SEC;
●	assessing annually the independence of the auditor and the auditor’s internal quality-control procedures;
●	Discussing with the independent auditor any audit problems or difficulties and resolving disagreements between management and the independent auditor regarding financial reporting;
●	discussing our policies with respect to risk assessment and risk management;
●	establishing procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters; and
●	designing and implementing our internal audit function and overseeing the internal audit function after its establishment.

The audit committee meets at least once during each fiscal quarter. The audit committee meets separately, periodically, with management, with the independent auditor, with the personnel primarily responsible for the design and implementation of the internal audit function, and with the internal auditor after the internal audit function has been established.

Compensation Committee

The compensation committee, which consists of Kathy Cassidy and Vincent Casey, assists the board in determining executive officer compensation. Kathy Cassidy serves as Chairman of the committee. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee. The purpose of the compensation committee is to review and approve compensation paid to our officers and directors and to review, approve or make recommendations to the board of directors regarding our incentive compensation plans.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of Dómhnal Slattery and Stephen Fitzpatrick, assists our board of directors in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. Dómhnal Slattery serves as Chairman of the committee.

The nominating and corporate governance committee is responsible for:

●	identifying and recommending to the board of directors for its approval nominees for election of directors;
●	reviewing annually the board committee structure and recommending to the board of directors for its approval directors to serve as members of each committee;
●	overseeing annual self-evaluations of the board of directors and management; and
●	reviewing and reassessing the adequacy of corporate governance guidelines and recommending proposed changes to the board of directors for approval.

Certification Committee

The certification committee, which consists of Gur Kimchi, Michael Cervenka and Kathy Cassidy, assists our board of directors in its oversight of the successful and timely achievement of regulatory certification of the VX4 aircraft. Gur Kimchi serves as the Chairman of the committee. Our board of directors has adopted a certification committee charter setting forth the responsibilities of the committee. The members of the certification committee are appointed, and may be removed, by the board of directors with or without cause.

D.	Employees

As of December 31, 2021, we had 237 employees, the majority of whom are based in the United Kingdom.

The table below sets out the number of employees by category:

As of December 31,
Department	2021
Production, supply chain and operations	34
Sales	3
Finance	12
Innovation management and research and development	148
Marketing and branding	4
Other(1)	36
Total	237

(1)	Other includes IT, employees in our facilities (as described below), quality and human resources, among others.

In line with industry standards in the country of employment, our employees maintain a range of relationships with union groups.

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Compensation—Incentive Programs.”

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of April 1, 2022 by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
●	each of our executive officers and our board of directors; and
●	all of our executive officers and our board of directors as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of April 1, 2022 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is Vertical Aerospace Ltd., Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of beneficial owner(1)	Number	%(2)
5% or Greater Shareholders
Mudrick Capital Management L.P. (3)	22,181,820	9.6%
American Airlines Inc.(4)	11,250,000	5.4%
Executive Officers and Board Members
Stephen Fitzpatrick(5)	150,052,510	71.7%
Vincent Casey(6)	7,501,407	3.5%
Michael Cervenka(7)	1,076,348	*
Kathy Cassidy		—
Harry Holt	—	—
Gur Kimchi	—	—
Dómhnal Slattery(8)	3,213,415	1.5%
Marcus Waley-Cohen(9)	2,663,282	1.3%
All executive officers and board members as a group (8 persons) (10)	164,389,462	74.8%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	Except as otherwise indicated, and subject to applicable community property laws, we believe based on the information provided to us that the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.
(2)	Percentage of outstanding shares is based on 209,135,382 of our ordinary shares, issued and outstanding as of April 1, 2022.

(3)	Based on information reported in a Schedule 13G filed on February 11, 2022 and other information known to the Company. Consists of: (a) 18,181,820 ordinary shares representing Convertible Senior Secured Notes Shares, and (b) the 4,000,000 ordinary shares issuable upon conversion of the Convertible Notes Warrants. The table above excludes 10,053,990 ordinary shares representing the maximum number of Convertible Senior Secured PIK Shares that may be issuable to certain funds, investors, entities or accounts that are managed, sponsored or advised by Mudrick Capital Management, L.P. or its affiliates pursuant to the Convertible Senior Secured Subscription Agreement. Jason Mudrick is the founder, general partner and Chief Investment Officer of Mudrick Capital Management, L.P. Mr. Mudrick, through Mudrick Capital Management, L.P., is responsible for the voting and investment decisions relating to such Ordinary Shares. Each of the aforementioned entities and individuals disclaims beneficial ownership of the ordinary shares held of record by any other entity or individual explicitly named in this footnote except to the extent of such entity or individual’s pecuniary interest therein, if any. The address of each of the entities and individuals explicitly named in this footnote is c/o Mudrick Capital Management, L.P., 527 Madison Avenue, 6th Floor, New York, NY 10022.
(4)	Based on information reported in a Schedule 13G filed on December 21, 2021, American Airlines Inc. and American Airlines Group Inc. have shared voting and dispositive power over 11,250,000 of our ordinary shares. American Airlines Inc. is a wholly owned subsidiary of American Airlines Group Inc. As a result, American Airlines Group Inc. may be deemed to share beneficial ownership of the Shares held of record by American Airlines, Inc. The business address of both entities is 1 Skyview Drive, Fort Worth, Texas 76155.
(5)	Consists of 150,552,510 ordinary shares held directly by Mr. Fitzpatrick. This number includes 1,175,000 outstanding ordinary shares that are subject to an option to purchase such ordinary shares granted by Mr. Fitzpatrick to Dómhnal Slattery, none of which options had been exercised by Mr. Slattery as of April 1, 2022.
(6)	Consists of options to purchase 7,501,407 ordinary shares held by Mr. Casey that are exercisable within 60 days of April 1, 2022.
(7)	Consists of options to purchase 1,076,348 ordinary shares held by Mr. Cervenka that are exercisable within 60 days of April 1, 2022.
(8)	Consists of (i) 3,095,915 ordinary shares held by Maples Trustee Services (Cayman) Limited as the trustee of Avolon e Trust II, for which Mr. Slattery controls the voting and disposition of the ordinary shares, and (ii) an option to purchase 117,500 ordinary shares granted to Mr. Slattery by Stephen Fitzpatrick, which shares are currently held directly by Mr. Fitzpatrick, that are exercisable within 60 days of April 1, 2022.
(9)	Consists of (i) ordinary shares representing a 7.8431% membership interest in the 7,632,575 Sponsor Shares held by Broadstone Sponsor LLP and a 12.9304% interest in the 500,000 PIPE Shares held by Broadstone Sponsor LLP, and (ii) options to purchase 2,000,000 ordinary shares held by Mr. Waley-Cohen that are exercisable within 60 days of April 1, 2022.
(10)	Comprised of (i) 153,811,707 ordinary shares, and (ii) 10,577,755 ordinary shares underlying options that are exercisable within 60 days of April 1, 2022, which excludes the 117,500 ordinary shares underlying the option granted to Mr. Slattery by Mr. Fitzpatrick that are exercisable within 60 days of April 1, 2022, which had not been exercised by Mr. Slattery as of April 1, 2022, and were held directly by Mr. Fitzpatrick as of such date.

The table above does not include the ordinary shares underlying the Virgin Atlantic Commercial Warrant Shares, the American Commercial Warrant Shares and the Avolon Commercial Warrant Shares because these securities are not exercisable within 60 days of this Annual Report.

Difference in Voting Rights

All of the Company’s ordinary shares have the same voting rights and no major shareholder of the Company has different voting rights.

Securities Held in the Host Country

Based on a review of the information provided to us by our transfer agent, as of April 1, 2022, there were 14 registered holders of our ordinary shares, 5 of which are United States registered holders (including Cede & Co., the nominee of the Depository Trust Company), holding approximately 12.2% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Arrangements for Change in Control

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.Related Party Transactions

The following is a description of our related party transactions since January 1, 2021.

Intercompany Loan Facility with Imagination Industries Limited

VAGL entered into an intercompany loan facility agreement with Imagination Industries Limited (“IIL”) on July 1, 2020 (the “Intercompany Loan Facility”). The terms of the Intercompany Loan Facility provide that Vertical may borrow from IIL such amounts in British pounds sterling as may be agreed from time to time. Interest on the outstanding balance of any loans under the Intercompany Facility accrue at a rate of 7% per annum. On December 31, 2020, the outstanding amount under the Intercompany Loan Facility was £6,309,000. On March 10, 2021, the Intercompany Loan Facility was amended to provide for interest to accrue at a rate of 30% per annum for all amounts advanced by IIL under the Intercompany Loan Facility, including past amounts. At the same time, VAGL agreed to repay £737,000 of the loan and reallocate the remaining amount due under the Intercompany Loan Facility, or £9,000,000, to Mr. Fitzpatrick. VAGL settled the loan by issuing 23,220 newly issued class A ordinary shares in the share capital of VAGL to Mr. Fitzpatrick. As of December 31, 2021, there were no amounts outstanding under the Intercompany Loan Facility. Imagination Industries Limited is wholly owned by Mr. Fitzpatrick.

Intercompany Services Agreement with Imagination Industries Incubator Limited

VAGL entered into an intercompany services agreement with Imagination Industries Incubator Limited (“Incubator”) on July 1, 2020 (the “Intercompany Services Agreement”), which was subsequently amended. Pursuant to the Intercompany Services Agreement, Incubator provides finance department services and monthly payroll services to Vertical for approximately £9,000 per month. For the years ended December 31, 2020 and 2021, VAGL paid £108,000 and £144,000, respectively, to Incubator for services provided under the Intercompany Services Agreement. The Intercompany Services Agreement expired on December 31, 2021. Incubator is indirectly owned by Mr. Fitzpatrick.

Relationship with Stephen Fitzpatrick

On October 22, 2021, VAGL entered into an agreement with Mr. Fitzpatrick (the “October Loan Agreement”) pursuant to which Mr. Fitzpatrick agreed to provide an aggregate amount of $5 million. Pursuant to the terms of the October Loan Agreement, VAGL agreed to repay Mr. Fitzpatrick, in whole, through the issuance of 500,000 ordinary shares at a price of $10.00 per ordinary share, which repayment was settled on December 15, 2021.

Relationship with OVO Group Ltd.

OVO Group Ltd. (“OVO”) is controlled by Mr. Fitzpatrick. Mr. Fitzpatrick, our CEO and a member of our board of directors, currently serves as the Group Chief Executive Officer of OVO, and Vinny Casey, our CFO and a member of our board of directors, currently serves as the Chief Investment Officer of OVO. During 2021, we and OVO had an informal arrangement in which we received certain services from OVO, which primarily included sharing an office space in London. We did not pay any fees to OVO under this arrangement. The arrangement was terminated as of December 31, 2021.

PIPE Investment

The Company and Broadstone previously entered into Subscription Agreements with certain PIPE Investors (including American, Avolon, Stephen Fitzpatrick and the Sponsor) pursuant to which, among other things, the PIPE Investors agreed to purchase on the Closing Date an aggregate of 9,400,000 ordinary shares at a price equal to $10.00 per share for an aggregate purchase price of $94,000,000 on the terms and subject to the conditions set forth therein (the “PIPE Financing”). The PIPE Financing closed concurrently with the Business Combination.

American currently owns more than 5% of our issued and outstanding ordinary shares. Mr. Slattery, the chairman of our board of directors and Chief Executive Officer of Avolon. Mr. Waley-Cohen, a director of our board of directors, also serves as a director, is a member of the Sponsor and holds approximately 7.8% membership interest in the Sponsor.

Registration Rights Agreement

At the closing of the Business Combination, the Company entered into the Registration Rights Agreement with American, Avolon Warrantholders, the Sponsor and the VAGL Shareholders (collectively, the “Holders”), pursuant to which, subject to certain requirements and customary conditions, the Holders may demand at any time or from time to time, that the Company file a registration statement with the U.S. Securities and Exchange Commission to register certain securities of the Company held by such Holders.

The VAGL Shareholders include Mr. Fitzpatrick and Mr. Casey, directors and Chief Executive Officer and Chief Financial Officer of the Company, respectively.

American SPA

At the closing of the Business Combination, pursuant to the terms of the American SPA in connection with the Business Combination Agreement, American sold its 5,804 Class Z ordinary shares of Vertical Aerospace Group Ltd., our wholly-owned subsidiary, to the Company in consideration for 6,125,000 ordinary shares.

Lock-Up Agreements

At the closing of the Business Combination, each of (i) the VAGL Shareholders, (ii) the Sponsor, (iii) the Avolon Warrantholders and (iv) American entered into lock-up agreements with the Company.

The VAGL Shareholder Lock-Up Agreement

The VAGL Shareholder Lock-Up Agreement contains certain restrictions on transfer with respect to 90% of the ordinary shares received by the VAGL Shareholders pursuant to the Business Combination Agreement, and excludes shares purchased in the public market or in the PIPE Financing. Such restrictions begin at the Closing and end on the third anniversary of the Closing, with 30% of such Ordinary Shares being released from such restrictions on each anniversary of the Closing, subject to the earlier release of such restrictions if at any time the closing price of ordinary shares equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing on or after the two-year anniversary of Closing.

The VAGL Shareholder Lock-Up Agreement also contains restrictions on voting rights, pre-emption rights, dividends and other rights as our shareholder, over Earn Out Shares, being 20% of the ordinary shares held by the VAGL Shareholders immediately following the Closing. Such restrictions in respect of the Earn Out Shares are released as to 50% on the date the closing price of ordinary shares equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period and as to 50% on the date the closing price of ordinary shares equals or exceeds $20.00 per share for any 20 trading days within any 30-trading day period. If such dates do not occur prior to the fifth-year anniversary of the Closing then such ordinary shares will be forfeited and surrendered to us for cancellation and for nil consideration.

The Sponsor Lock-Up Agreement

The Sponsor Lock-Up Agreement contains certain restrictions on transfer with respect to 90% of the Ordinary Shares received by the Sponsor pursuant to the Business Combination Agreement, and excludes shares purchased in the public market or in the PIPE Financing. Such restrictions begin at the Closing and end on the third anniversary of the Closing, with 30% of such ordinary shares being released from such restrictions on each anniversary of the Closing, subject to the earlier release of such restrictions if at any time the closing price of ordinary shares equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing on the two-year anniversary of Closing.

The American Lock-Up Agreement

The American Lock-Up Agreement contains certain restrictions on transfer with respect to 90% of the ordinary shares received by American pursuant to the American SPA, and excludes shares purchased in the public market or in the PIPE Financing.

Such restrictions begin at the Closing and end on the third anniversary of the Closing, with 30% of such ordinary shares being released from such restrictions on each anniversary of the Closing, subject to the earlier release of such restrictions if at any time the closing price of ordinary shares equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing on or after the two-year anniversary of the Closing.

The Avolon Lock-Up Agreements

The Avolon Lock-Up Agreements contain certain restrictions on transfer with respect to 90% of the ordinary shares represented by Warrant A1 and Warrant A2 (as defined in the Avolon Warrant Instrument) received by the Avolon Warrantholders pursuant to the Avolon Warrant Instrument. Such restrictions begin at the Closing and end on the third anniversary of the Closing, with 30% of the ordinary shares held by the Avolon Warrantholders being released from such restrictions on each anniversary of the Closing, subject to the earlier release of such restrictions if at any time the closing price of ordinary shares equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing on the two-year anniversary of Closing.

Convertible Senior Secured Notes

On October 26, 2021, we entered into the Convertible Senior Secured Notes Subscription Agreement with Mudrick Capital Management L.P. (“Mudrick”), pursuant to which, concurrently with the consummation of the Business Combination, (i) Mudrick purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000,000 for an aggregate Purchase Price of $192,000,000, and the Company issued and sold to Mudrick the Convertible Senior Secured Notes in consideration for the payment of the Purchase Price, and (ii) the Company issued to Mudrick 4,000,000 Convertible Notes Warrants.

The Convertible Senior Secured Notes are initially convertible into up to 18,181,820 ordinary shares (excluding any interest, and subject to adjustments as provided in the Indenture) at an initial conversion rate of 90.9091 ordinary shares per $1,000 principal amount of Convertible Senior Secured Note, subject to adjustments to such rate as provided in the Indenture, at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes. If Mudrick elects to convert all of the Convertible Senior Secured Notes into ordinary shares, Mudrick will own more than 5% of our ordinary shares based on the current number of ordinary shares issued and outstanding.

Upon the occurrence of a Fundamental Change (as defined in the Indenture), then Mudrick has the right, at its option, to require us to repurchase for cash all or any portion of its Convertible Senior Secured Notes in principal amounts of $1,000 or an integral multiple thereof, at a fundamental change repurchase price equal to the principal amount of the Convertible Senior Secured Notes to be repurchased plus, if repurchased before the second anniversary of issuance, certain make-whole premiums, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Convertible Senior Secured Notes bears interest at the rate of 7.00% per annum if we elect to pay interest in cash or 9.00% per annum if we elect to pay interest in-kind, and interest is paid semi-annually in arrears. Upon the occurrence, and during the continuation, of an event of default, an additional 2.00% will be added to the stated interest rate. The Convertible Senior Secured Notes will mature on the fifth anniversary of issuance and will be redeemable at any time by us, in whole but not in part, for cash, at par plus, if redeemed before the second anniversary of issuance, certain make-whole premiums as specified in the indenture governing the Convertible Senior Secured Notes. Subject to the terms of the indenture governing the Convertible Senior Secured Notes, Broadstone and VAGL provided full and unconditional guarantees under the Convertible Senior Secured Notes upon consummation of the Business Combination. The Convertible Senior Secured Notes Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto.

Relationship with Dómhnal Slattery

On January 27, 2022, the Company and Mr. Fitzpatrick entered into an option agreement with Mr. Slattery, the chairman of our board of directors, pursuant to which, subject to Mr. Slattery’s continued service as Chairman of the Company’s board of directors throughout the vesting period and other terms set out therein, Mr. Fitzpatrick granted Mr. Slattery options to require Mr. Fitzpatrick to sell and Mr. Slattery to purchase up to an aggregate of 1,175,000 ordinary shares of the Company for an exercise price of $0.0001 per share, with the option to expire on January 25, 2029.

Director and Officer Indemnification

Our Amended and Restated Memorandum and Articles of Association provides for indemnification and advancement of expenses for our directors and officers to the fullest extent permitted under Cayman Islands laws, subject to certain limited exceptions. We have entered into indemnification agreements with each of our directors.

Policies and Procedures for Related Person Transactions

Our board of directors adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

●	any person who is, or at any time during the applicable period was, one of our executive officers or directors;
●	any person who is known by us to be the beneficial owner of more than 5% of our voting shares;
●	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother in- law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our voting shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our voting shares; and
●	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

We have policies and procedures designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to our audit committee charter, the audit committee will have the responsibility to review related party transactions.

C.Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Dividend Policy

We have never declared or paid any cash dividend, and do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

In the year ended December 31, 2021, we did not declare or pay any dividends.

B.Significant Changes

None.

Item 9.The Offer and Listing

A.Offer and Listing Details

Our ordinary shares and warrants commenced trading on the NYSE on December 16, 2021. Prior to that date, there was no public trading market for our ordinary shares or warrants.

B.Plan of Distribution

Not applicable.

C.Markets

Our ordinary shares and warrants are listed on the NYSE under the symbols “EVTL” and “EVTLW,” respectively.

D.Selling Shareholders

Not Applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

A copy of our Amended and Restated Memorandum and Articles of Association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.6 to this Annual Report and is incorporated by reference into this Annual Report.

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this Annual Report (including the Exhibits).

D.Exchange Controls

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

E.Taxation

The following summary contains a description of certain Cayman Islands, United Kingdom and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares or warrants. The summary is based upon the tax laws of the Cayman Islands, United Kingdom and United States, and regulations thereunder as of the date hereof, which are subject to change.

Material Cayman Islands Tax Considerations

The following discussion is a summary of the material Cayman Islands tax considerations relating to the purchase, ownership and disposition of our ordinary shares. There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to us will be received free of all Cayman Islands taxes. We have applied for and can expect to receive an undertaking from the Financial Secretary of the Cayman Islands to the effect that, for a period of twenty years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under the Company, or to the shareholders thereof, in respect of any such property or income.

No stamp duty in the Cayman Islands is payable in respect of the issue of any ordinary shares or an instrument of transfer in respect of an ordinary share.

Material United Kingdom Tax Considerations

The following discussion is a summary of the material United Kingdom tax considerations relating to the purchase, ownership and disposition of our ordinary shares.

The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding and disposing of ordinary shares. They are based on current UK tax law and on the current published practice of Her Majesty’s Revenue and Customs (“HMRC”) (which may not be binding on HMRC), as of the date of this Annual Report, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain UK tax consequences for holders of ordinary shares who are tax resident in (and only in) the UK (or, in the case of corporate holders, who are not residents but carry on business in the UK through a branch, agency or permanent establishment with which their investment in the Company is connected), and in the case of individuals, domiciled in (and only in) the UK (except where expressly stated otherwise) who are the absolute beneficial owners of the ordinary shares and any dividends paid on them and who hold the ordinary shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of holders of ordinary shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with us or our group, persons holding their ordinary shares as part of hedging or conversion transactions, holders of ordinary shares who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment, and holders of ordinary shares who are or have been our officers or employees or a company forming part of our group. The statements do not apply to any holder of ordinary shares who either directly or indirectly holds or controls 10% or more of our share capital (or class thereof), voting power or profits.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, ordinary shares. Accordingly, prospective subscribers for, or purchasers of, ordinary shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of ordinary shares or who are subject to tax in a jurisdiction other than the UK should consult their own tax advisers.

The following discussion does not consider the United Kingdom tax considerations relating to the purchase, ownership or disposition of the Public Warrants.

The Company

It is the intention of the directors to conduct our affairs so that our central management and control is exercised in the UK. As a result, we are expected to be treated as resident in the UK for UK tax purposes. Accordingly, we expect to be subject to UK taxation on our income and gains, except where an exemption applies.

Taxation of Dividends

Withholding Tax

We will not be required to withhold UK tax at source when paying dividends. The amount of any liability to UK tax on dividends paid by us will depend on the individual circumstances of a holder of ordinary shares.

Income Tax

An individual holder of ordinary shares who is resident for tax purposes in the UK may, depending on his or her particular circumstances, be subject to UK tax on dividends received from the Company. Dividend income is treated as the top slice of the total income chargeable to UK income tax. An individual holder of ordinary shares who is not resident for tax purposes in the UK should not be chargeable to UK income tax on dividends received from us unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the UK through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the UK through independent agents, such as some brokers and investment managers.

All dividends received by a UK resident individual holder of ordinary shares from us or from other sources will form part of the holder’s total income for income tax purposes and will constitute the top slice of that income. For the tax year 2021/22, a nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the holder of ordinary shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the £2,000 dividend allowance, the first £2,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band. For the tax year 2022/23, the nil rate band remains at £2,000, however, the rate of dividend taxation for each band will be increased by 1.25% such that the applicable rates shall be 8.75% for the basic rate tax band, 33.75% for the higher rate tax band and 39.35% for the additional rate tax band.

Corporation Tax

Corporate holders of ordinary shares which are resident for tax purposes in the UK should not be subject to UK corporation tax on any dividend received from us so long as the dividends qualify for exemption (as is likely) and certain conditions are met (including anti-avoidance conditions). Corporate holders of ordinary shares who are not resident in the UK will not generally be subject to UK corporation tax on dividends unless they are carrying on a trade, profession or vocation in the UK through a permanent establishment in connection with which the ordinary shares are used, held, or acquired.

A holder of ordinary share who is resident outside the UK may be subject to non-UK taxation on dividend income under local law.

Taxation of Capital Gains

UK Resident Holders of ordinary shares

A disposal or deemed disposal of ordinary shares by an individual or corporate holder of ordinary shares who is tax resident in the UK may, depending on the holder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of ordinary shares less the allowable cost to the holder of acquiring such ordinary shares.

The applicable tax rates for individual holders of ordinary shares realizing a gain on the disposal of ordinary shares for the tax year 2021/22 is, broadly, 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers. The applicable tax rates for corporate holders of ordinary shares realizing a gain on the disposal of ordinary shares for the tax year 2021/22 is, broadly, 19%. These rates have not changed for the tax year 2022/23.

Non-UK Resident Holders of ordinary shares

Holders of ordinary shares who are not resident in the UK and, in the case of an individual holder, not temporarily non-resident, should not be liable for UK tax on capital gains realized on a sale or other disposal of ordinary shares unless such shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency or, in the case of a corporate holder, through a permanent establishment. Holders of ordinary shares who are not resident in the UK may be subject to non-UK taxation on any gain under local law.

Generally, an individual holder of ordinary shares who has ceased to be resident in the UK for tax purposes for a period of five years or less and who disposes of ordinary shares during that period may be liable on their return to the UK to UK taxation on any capital gain realized (subject to any available exemption or relief).

UK Stamp Duty (“stamp duty”) and UK Stamp Duty Reserve Tax (“SDRT”)

The following statements are intended as a general guide to the current position relating to stamp duty and SDRT and apply to any holders of ordinary shares irrespective of their place of tax residence.

No stamp duty will be payable on the issue of ordinary shares.

Stamp duty will in principle be payable on any instrument of transfer of ordinary shares that is executed in the UK or that relates to any property situated, or to any matter or thing done or to be done, in the UK. An exemption from stamp duty is available on an instrument transferring ordinary shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Holders of ordinary shares should be aware that, even where an instrument of transfer is in principle subject to stamp duty, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a UK court.

Provided that ordinary shares are not registered in any register maintained in the UK by or on behalf of us and are not paired with any shares issued by a UK incorporated company, the issue or transfer of (or agreement to transfer) ordinary shares will not be subject to SDRT. We currently do not intend that any register of ordinary shares will be maintained in the UK.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations for U.S. Holders (as defined below) of the ownership and disposition of our ordinary shares and Public Warrants. This discussion applies only to our ordinary shares and Public Warrants that are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposal of our ordinary shares and Public Warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. We have neither sought nor will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	banks, insurance companies, and certain other financial institutions;
●	regulated investment companies and real estate investment trusts;
●	brokers, dealers or traders in securities;

●	traders in securities that elect to mark to market;
●	tax-exempt organizations or governmental organizations;
●	U.S. expatriates and former citizens or long-term residents of the United States;
●	persons holding our ordinary shares and/or Public Warrants as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares and/or Public Warrants being taken into account in an applicable financial statement;
●	persons that actually or constructively own 5% or more (by vote or value) of the outstanding issued ordinary shares;
●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);
●	U.S. Holders having a functional currency other than the U.S. dollar;
●	persons who hold or received our ordinary shares and/or Public Warrants, as the case may be, pursuant to the exercise of any employee share option or otherwise as compensation; and
●	tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of our ordinary shares and/or Public Warrants that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares and/or Public Warrants, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the partner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THE U.S. FEDERAL INCOME TAX CONSEQUENCE OF OWNING OUR ORDINARY SHARES AND/OR PUBLIC WARRANTS TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR ORDINARY SHARES AND/OR PUBLIC WARRANTS.

Distributions on Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us with respect to the ordinary shares generally will be includable in a U.S. Holder’s gross income as foreign-source dividend income in the year actually or constructively received by such U.S. Holder, but only to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions to a U.S. Holder in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ordinary shares and thereafter as capital gain. In the event we make distributions to U.S. Holders of ordinary shares, we may or may not calculate our earnings and profits under U.S. federal income tax principles. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. U.S. Holders should therefore assume that all cash distributions will be reported as ordinary dividend income, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. U.S. Holders should consult their own tax advisors to determine whether and to what extent they will be entitled to foreign tax credits in respect of any dividend income received.

With respect to non-corporate U.S. Holders (including individuals, estates, and trusts), dividends received with respect to our ordinary shares may be considered “qualified dividend income” subject to lower capital gains rates, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and the United Kingdom, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. In this regard, the ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as we intend the ordinary shares will be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for the dividends paid with respect to the ordinary shares.

Subject to certain exceptions, dividends paid by us with respect to the ordinary shares will generally constitute foreign-source “passive category income” and will not be eligible for the dividends-received deduction generally allowed to corporate U.S. Holders in respect of dividends received from U.S. corporations.

Sale or Other Taxable Disposition of Ordinary Shares and Public Warrants

Subject to the PFIC rules discussed below, upon a sale or other disposition of the ordinary shares and/or Public Warrants, a U.S. Holder generally will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ordinary shares and/or Public Warrants. A U.S. Holder’s adjusted tax basis in such ordinary shares and/or Public Warrants generally will be such U.S. Holder’s purchase price for the ordinary shares and/or Public Warrants. Any such gain or loss generally will be U.S.-source gain or loss and will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares and/or Public Warrants exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the income tax treaty between the United States and the United Kingdom to such U.S. Holder’s particular circumstances.

Exercise or Lapse of a Public Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a Public Warrant for cash. A U.S. Holder’s tax basis in ordinary shares received upon exercise of the warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Public Warrant exercised therefore and the exercise price. The U.S. Holder’s holding period for an ordinary share received upon exercise of the Public Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the warrant and will generally not include the period during which the U.S. Holder held the warrant. If a Public Warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in such warrant.

The tax consequences of a cashless exercise of a Public Warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the ordinary shares received would equal the U.S. Holder’s basis in the warrants exercised therefor. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the ordinary shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrants exercised therefor.

It is also possible that a cashless exercise of a Public Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “ —Sale or Other Taxable Disposition of Ordinary Shares and Public Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the Public Warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the Public Warrants deemed exercised and (ii) the exercise price of such warrants. A U.S. Holder’s holding period for the ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of Public Warrants.

Possible Constructive Distributions

The terms of each Public Warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Public Warrant would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the ordinary shares which is taxable to the holders of such shares as described under “ —Distributions on ordinary shares” above. Such constructive distribution would generally be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from us equal to the fair market value of such increased interest. However, it is unclear whether a distribution treated as a dividend deemed paid to a non-corporate U.S. Holder would be eligible for the lower applicable long-term capital gains rates as described above under “—Distributions on Ordinary Shares.”

Passive Foreign Investment Company

We will be classified as a PFIC within the meaning of Section 1297 of the Code, for any taxable year if either: (1) at least 75% of the gross income of the Company is “passive income” for purposes of the PFIC rules or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, we will be treated as owning the proportionate share of the assets, and earning the proportionate share of the income, of any other corporation in which we own, directly or indirectly, 25% or more measured by value of the stock. We are an early stage company and do not expect to realize revenue from our manufacturing operations before 2025. Until we generate revenue, our PFIC status would largely depend on whether we earn non-passive income, such as government grants, and whether the amount of such non-passive income exceeds 25% of our gross income for the relevant taxable year. While not clear, taking into account our income, assets and market capitalization, we believe that we were not a PFIC for the taxable year that ended on December 31, 2021. Even after we start generating revenue, our PFIC status would depend on, among other things, the composition of the income, assets and operations of us and our subsidiaries and there can be no assurances that we will not be treated as a PFIC again in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

If we are considered a PFIC for any taxable year that a U.S. Holder holds ordinary shares or Public Warrants, we would continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) we ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its ordinary shares and/or Public Warrants at their fair market value on the last day of the last taxable year in which we are classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ordinary shares or Public Warrants with respect to which the deemed sale election was made will not be treated as shares or warrants in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to a U.S. Holder’s ordinary shares or Public Warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its ordinary shares or warrants (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. Under the Excess Distribution Rules:

●	the excess distribution or gain (including gain on a sale of disposition of warrants) will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;
●	the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, will be treated as ordinary income; and
●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares or warrants cannot be treated as capital gains, even though the U.S. Holder holds the ordinary shares or warrants as capital assets.

Once we are a PFIC, U.S. Holders may also be subject to the Excess Distribution Rules with respect to subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC, a U.S. Holder of ordinary shares (but generally not warrants) may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its ordinary shares only if we provide U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. Because we do not intend to provide such information, however, the QEF Election will not be available to U.S. Holders with respect to our ordinary shares and a QEF election is not available with respect to warrants.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its ordinary shares to elect out of the Excess Distribution Rules discussed above if we are treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its ordinary shares, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such ordinary shares an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “ —Distributions on Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of Public Warrants will not be able to make a mark-to-market election with respect to their Public Warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ordinary shares, which are listed on NYSE, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that ordinary shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election is generally not available for equity interests in any Lower-Tier PFICs, a U.S. Holder will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for the ordinary shares.

If a U.S. Holder does not make a mark-to-market election (or a QEF election) effective from the first taxable year of a U.S. Holder’s holding period for the ordinary shares in which we are a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if we are a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Information Reporting and Backup Withholding

Information reporting requirements may apply to distributions received by U.S. Holders of ordinary shares, and the proceeds received on sale or other taxable the disposition of ordinary shares and/or Public Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any distributions with respect to ordinary shares and proceeds from the sale, exchange, redemption or other disposition of ordinary shares and/or Public Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s disposition of their ordinary shares and/or Public Warrants, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Distributions paid with respect to ordinary shares and proceeds from the sale of other disposition of ordinary shares and/or Public Warrants received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We also maintain an Internet website at https://vertical-aerospace.com. Through our website, we will make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our annual reports on Form 20-F; our reports on Form 6-K; amendments to these documents; and other information as may be required by the SEC. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this Annual Report.

I.Subsidiary Information

Not applicable.

Item 11.Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of market risk, credit risk and liquidity risk as follows. For further discussion and sensitivity analysis of these risks, see Note 26 to our consolidated financial statements, which are included elsewhere in this Annual Report.

Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from prepayments to suppliers and distributors and deposits with our bank.

The carrying amount of financial assets represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was £6,316,000 being the total of the carrying amount of financial assets excluding cash, which includes trade receivables and other receivables.

The allowance account of trade receivables is used to record impairment losses unless we are satisfied that no recovery of the amount owing is possible; at that point the amounts considered irrecoverable are moved to the allowance account to be written off against the trade receivables directly. We provide for impairment losses based on estimated irrecoverable amounts determined by reference to specific circumstances and the experience of management of debtor default in the industry. On that basis, the loss allowance as at December 31, 2021 and December 31, 2020 was determined as £nil for trade receivables.

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect our financial position. Our principal exposure to market risk is exposure to foreign exchange rate fluctuations. There are currently no currency forwards, options or swaps to hedge this exposure.

We are exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. We hold our cash in GBP and the majority of our costs are in GBP. We also have supply contracts denominated in USD and EUR. In 2020 and 2021, we did not consider foreign exchange rate risk to have a material impact on the financial statements and therefore no sensitivity analysis is presented.

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. Our management team uses short and long-term cash flow forecasts to manage liquidity risk. Forecasts are supplemented by sensitivity analysis, which is used to assess funding adequacy for at least a 12 month period. We manage our cash resources to ensure we have sufficient funds to meet all expected demands as they fall due.

Item 12.Description of Securities Other than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Not applicable.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10—Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Item 15.Controls and Procedures

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based on the material weaknesses described below, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective. Notwithstanding the identified material weaknesses, our Chief Executive Officer and Chief Financial Officer have concluded that the consolidated financial statements included elsewhere in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Identified Material Weaknesses

In connection with the preparation of our consolidated financial statements for each of the years covered by this report, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We identified material weaknesses in our internal control over financial reporting environment driven by the lack of a sufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience, which lead to our inability to: (i) design and maintain controls over the segregation of duties between the creation and posting of journal entries and review of account reconciliations; (ii) design and maintain formal accounting policies, procedures and controls across multiple processes; and (iii) analyze, record and disclose complex accounting matters timely and accurately.

Each of the material weaknesses described above may result in a misstatement of one or more account balances or disclosures that could result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.

Remediation Activities

During the period covered by this Annual Report, we made the following changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

●	We have hired additional employees dedicated to accounting, reporting and control procedures;
●	We have utilized external specialists to assist with complex or judgmental accounting matters.

Further, subsequent to the year end:

●	We have established an audit committee comprising of two independent directors;
●	We have started implementing an enterprise resource planning system that is specifically designed to meet the needs of a project based manufacturing business;
●	We are in the process of developing formal accounting policies, process flows and implementing formalized controls including segregation of duties across various business processes to improve our internal controls over financial reporting.

While progress has been made to enhance our internal control over financial reporting, we are still in the process of implementing, documenting and testing these processes, procedures and controls. The process of implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Additional time is required to complete implementation as well as to assess and ensure the sustainability of these procedures. We believe these actions will be effective in remediating the material weaknesses described above and we will continue to devote significant time and attention to these remediation efforts. However, the material weaknesses cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. As we continue to evaluate and take actions to improve our internal control over financial reporting, we may take additional actions to address control deficiencies or modify certain of the remediation measures described above.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

Change in Internal Control Over Financial Reporting

We are taking actions to remediate the material weaknesses relating to our internal control over financial reporting. Except as otherwise described above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.[Reserved]

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Kathy Cassidy, a member of our audit committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Ms. Cassidy is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Ms. Cassidy’s experience, see Item 6.A. “Directors, Senior Management and Employees—Executive Officers and Board Members.”

Item 16B.Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all our directors, officers and employees, including our principal executive, principal financial and principal accounting officers. Our Code of Business Conduct and Ethics addresses, among other things, conflicts of interest, corporate opportunity requirements, confidentiality, competition and fair dealing, financial matters and external reporting, our funds and assets, as well as the process for reporting violations of the Code of Business Conduct and Ethics and employee misconduct. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.

We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or NYSE. Our Code of Business Conduct and Ethics is available on our website at investor.vertical-aerospace.com. The information contained on our website is not incorporated by reference in this Annual Report.

Item 16C.Principal Accountant Fees and Services

The consolidated financial statements of Vertical Aerospace Ltd. as of December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021, appearing in this Annual Report have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH, United Kingdom.

The table below sets out the total amount billed to us by PricewaterhouseCoopers LLP for services performed in the years ended December 31, 2021 and 2020, and breaks down these amounts by category of service:

	2021	2020
	£’000	£’000
Audit Fees	406	6
Audit Related Fees	1,175	—
Tax Fees	—	—
All Other Fees	—	—
Total	1,581	6

Audit Fees

Audit fees for the years ended December 31, 2021 and 2020 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees for the year ended December 31, 2021 were primarily related to services in connection with the consummation of the Business Combination and our NYSE listing.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or the Chair thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or the Chair thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.Change in Registrant’s Certifying Accountant

None.

Item 16G.Corporate Governance

We are a “foreign private issuer” As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by the NYSE for domestic issuers. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards.

We intend to follow corporate governance practices as contained in the Companies Act and other Cayman Islands laws and regulations in lieu of NYSE corporate governance rules as follows, none of which is required under the laws of the Cayman Islands:

●	We do not intend to follow Section 303A.01 of the NYSE Listed Company Manual (“NYSE Rules”), which requires that a listed company must have a majority of independent directors;
●	We do not intend to follow Section 303A.03 of the NYSE Rules, which requires that non-management directors of a listed company must meet a regularly scheduled executive sessions without management; our non-management directors may choose to meet in executive sessions at their discretion;
●	We do not intend to follow Section 303A.04 of the NYSE Rules, which requires that a listed company must have a nominating/corporate governance committee composed entirely of independent directors;
●	We do not intend to follow Section 303.A05 of the NYSE Rules, which requires that a listed company have a compensation committee composed entirely of independent directors and that they satisfy the additional independence requirements specific to compensation committee membership set for in Rule 303A.02(a)(ii); and
●	We do not intend to follow Section 303A.07(a) of the NYSE Rules, which requires that a listed company have an audit committee that is composed of at least three members.

Section 312.03 of the NYSE Rules also requires that a listed company obtain, in specified circumstances, (1) shareholder approval to adopt or materially revise equity compensation plans, as well as (2) shareholder approval prior to an issuance (a) of more than 1% of its ordinary share (including derivative securities thereof) in either number or voting power to related parties, (b) of more than 20% of its outstanding ordinary share (including derivative securities thereof) in either number or voting power or (c) that would result in a change of control, none of which requires shareholder approval under the laws of the Cayman Islands. We intend to follow home country law in determining whether shareholder approval is required.

Section 302 of the NYSE Rules also requires that a listed company hold an annual shareholders’ meeting for holders of securities during each fiscal year. We may follow home country law in determining whether and when such shareholders’ meetings are required.

We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other requirements under the NYSE Rules. Following our home country governance practices may provide less protection than is accorded to investors under the NYSE listing requirements applicable to domestic issuers.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and NYSE listing standards. Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

Item 17.Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18.Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19.Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Memorandum and Articles of Association of Vertical Aerospace Ltd.	6-K	001-41169	1.1	12/16/2021
2.1	Specimen Ordinary Share Certificate of Vertical Aerospace Ltd.	F-4	333-257785	4.2	7/9/2021
2.2	Warrant Agreement between Broadstone and Continental Stock Transfer & Trust Company, dated as of September 10, 2020.	F-4	333-257785	4.4	7/9/2021
2.3

Assignment, Assumption and Amendment Agreement (Warrant Agreement) dated December 15, 2021, between Vertical Aerospace Ltd. and Continental Stock Transfer & Trust Company, dated as of September 10, 2020.

						*
2.4	Warrant Agreement between Mudrick Capital Management L.P. and Vertical Aerospace Ltd. dated as of October 26, 2021.	F-1	333-262207	4.8	1/18/2022
2.5	Indenture December 16, 2021, between Vertical, Broadstone as guarantor, VAGL as guarantor and U.S. Bank National Association as trustee and collateral agent for the Convertible Senior Secured Notes.					*
2.6	Description of Securities					*
4.1†	Business Combination Agreement, dated as of June 10, 2021, by and among Broadstone, Vertical, Merger Sub, VAGL and the VAGL Shareholders.	F-4	333-257785	2.1	7/9/2021
4.2	Registration Rights Agreement dated December 15, 2021, by and among Vertical, Sponsor, Broadstone and other parties as set forth thein.					*
4.3	Form of Subscription Agreement, by and among Vertical and the subscribers party thereto.	F-4	333-257785	10.6	7/9/2021
4.4	Shareholder Support Letter dated June 10, 2021, by and among Vertical, the Sponsor, Broadstone, VAGL and Merger Sub.					*
4.5	Sponsor Support Letter dated June 10, 2021, by and among Vertical, Broadstone, VAGL and the parties named thereto.					*
4.6††	Vertical Aerospace Ltd. 2021 Incentive Award Plan.					*
4.7††	Form of Vertical Aerospace Ltd. Replacement Enterprise Management Incentive Option Agreements.	S-8	333-263815	4.4	3/24/2022
4.8	Avolon Warrant Instrument dated December 16, 2021, by and among Vertical, Broadstone, the Sponsor, Merger Sub, VAGL and other parties listed therein.					*
4.9	American Warrant Instrument dated December 16, 2021, by and among Vertical, Broadstone, the Sponsor, Merger Sub, VAGL and other parties listed therein.					*
4.10	Loan Note Holder Share Purchase Agreement dated June 10, 2021, by and among Vertical, Broadstone, the Sponsor, Merger Sub, VAGL and other parties listed therein.					*
4.11	American Share Purchase Agreement dated June 10, 2021, by and among Vertical, Broadstone, the Sponsor, Merger Sub, VAGL and other parties listed therein.					*
4.12	Call Option Agreement dated December 16, 2021, by and among American and VAGL.					*
4.13	Avolon Partnership Agreement, dated March 16, 2021, between VAGL and Avolon Aerospace Leasing Limited.	F-4	333-257785	10.15	8/24/2021
4.14	Rent Deposit Deed, dated July 15, 2021, between Anthony Nigel Samson, VAGL and Imagination Industries Limited.	F-4	333-257785	10.16	8/24/2021
4.15	Licence to Assign, dated July 15, 2021, between Anthony Nigel Samson, Vertical, Imagination Industries Limited and VAGL.	F-4	333-257785	10.17	8/24/2021
4.16‡	Memorandum of Understanding, dated June 10, 2021, by and between American and VAGL.	F-4	333-257785	10.18	10/8/2021
4.17	Memorandum of Understanding, dated June 8, 2021, by and between Virgin Atlantic and VAGL.	F-4	333-257785	10.19	11/1/2021
4.18	Virgin Atlantic Warrant Instrument, dated October 29, 2021, by and among Vertical, Broadstone, the Sponsor, Merger Sub, VAGL and other parties listed therein.	F-4	333-257785	10.20	11/1/2021
4.19	Loan Agreement dated October 22, 2021, between Stephen Fitzpatrick and VAGL.	F-4	333-257785	10.21	11/1/2021
4.20	Form of Indemnification and Advancement Agreement.	6-K	001-41169	10.1	12/16/2021
4.21††	Form of Director Appointment Letter.	F-1	333-262207	10.23	1/18/2022

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
4.22††	Option Agreement, dated January 27, 2022, between Vertical, Stephen Fitzpatrick and Dómhnal Slattery.					*
8.1	List of Subsidiaries.					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.					*
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).					*
*	Filed herewith.
**	Furnished herewith.
†	Schedules and exhibits to this Exhibit omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
††	Indicates a management contract or compensatory plan.
‡

Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit because such information is both (i) non-material and (ii) is the type that the registrant treats as private or confidential.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vertical Aerospace Ltd.

Date: April 28, 2022

By:	/s/ Stephen Fitzpatrick
Name:	Stephen Fitzpatrick
Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vertical Aerospace Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Vertical Aerospace Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Bristol, United Kingdom

April 28, 2022

We have served as the Company's auditor since 2017.

Vertical Aerospace Ltd

Consolidated Statement of Comprehensive Income for the Years Ended December 31, 2021, December 31, 2020 and December 31, 2019

	Note	2021	2020	2019
		£ 000	£ 000	£ 000
Revenue	5	132	87	70
Cost of sales		(64)	(44)	(66)
Gross profit		68	43	4
Research and development expenses	7	(24,291)	(9,971)	(5,153)
Administrative expenses	7	(264,260)	(3,760)	(2,554)
Related party administrative expenses	7	(108)	(144)	(144)
Other operating income	6	11,352	2,317	399
Operating loss		(277,239)	(11,515)	(7,448)
Finance income/(costs)	8	32,498	(98)	(66)
Related party finance costs	8	(483)	(709)	—
Total finance income/(cost)	8	32,015	(807)	(66)
Loss before tax		(245,224)	(12,322)	(7,514)
Income tax expense	10	—	(4)	30
Net loss for the period		(245,224)	(12,326)	(7,484)
Foreign exchange translation differences		(85)	—	—
Total comprehensive loss for the year		(245,309)	(12,326)	(7,484)

		£	£	£
Basic and diluted loss per share	9	(1.98)	(0.12)	(0.07)

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Consolidated Statement of Financial Position as at December 31, 2021 and December 31, 2020

		December 31,	December 31,
	Note	2021	2020
		£ 000	£ 000
Current Assets
Non-current assets
Property, plant and equipment	11	1,834	1,422
Right of use assets	12	1,969	1,062
Intangible assets	13	4,208	2,030
		8,011	4,514
Current assets
Trade and other receivables	15	12,658	3,532
Cash at bank		212,660	839
		225,318	4,371
Total assets		233,329	8,885
Equity
Share capital	16	16	—
Other reserve	16	63,314	4,117
Share premium	16	248,354	—
Accumulated deficit		(250,123)	(5,055)
Total equity		61,561	(938)
Non-current liabilities
Lease liabilities	18	1,580	846
Provisions	19	95	88
Derivative financial liabilities	24	112,799	—
Trade and other payables	20	5,975	—
		120,449	934
Current liabilities
Lease liabilities	18	362	175
Warrant liabilities	21	10,730	—
Trade and other payables	20	40,227	2,401
Loans from related parties	17	—	6,309
Income tax liability		—	4
		51,319	8,889
Total liabilities		171,768	9,823
Total equity and liabilities		233,329	8,885

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Consolidated Statement of Cash Flows for the Year Ended December 31, 2021, December 31, 2020 and December 31, 2019

	Note	2021	2020	2019
		£ 000	£ 000	£ 000
Cash flows from operating activities
Net loss for the period		(245,224)	(12,326)	(7,484)
Adjustments to cash flows from non-cash items
Depreciation and amortization	11,13	765	542	159
Depreciation on right of use assets	12	177	140	171
Finance (income)/costs	8	(32,498)	98	66
Related party finance costs	8	483	709	—
Share based payment transactions	7	101,608	96	—
Warrant expense	7	111,611	—	—
Net exchange differences		853	—	—
Income tax expense	10	—	4	(30)
		(62,225)	(10,737)	(7,118)
Working capital adjustments
Increase in trade and other receivables	15	(9,126)	(2,062)	(848)
Increase in trade and other payables	20	43,801	787	683
Net cash flows used in operating activities		(27,550)	(12,012)	(7,283)
Cash flows from investing activities
Acquisition of subsidiaries net of cash		—	—	(731)
Acquisitions of property plant and equipment	11	(790)	(155)	(1,527)
Acquisition of intangible assets	13	(2,565)	(233)	(575)
Deferred consideration payments		1	(300)	—
Net cash flows used in investing activities		(3,354)	(688)	(2,833)
Cash flows from financing activities
Proceeds from convertible loan notes	24	166,981	—	—
Proceeds from related party borrowings	27	2,945	5,600	—
Repayment of related party borrowings	27	(737)	—	—
Payments to lease creditors	18	(240)	(220)	(130)
Proceeds from related party investment	27	3,779	—	—
Cash acquired as part of Business Combination	7	4,728	—	—
Proceeds from PIPE		67,257	—	—
Movement in net parent investment		—	7,130	11,003
Net cash flows generated from financing activities		244,713	12,510	10,873
Net increase/(decrease) in cash at bank		213,809	(190)	757
Cash at bank as at January 1		839	1,029	272
Effect of foreign exchange rate changes		(1,988)	—	—
Cash at bank as at December 31		212,660	839	1,029

Non-cash financing activities disclosed in other notes relate to the capital reorganisation. For more information see notes 2, 3 and 7. The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Consolidated Statement of Changes in Equity for the Year Ended December 31, 2021, December 31, 2020 and December 31, 2019

		Share	Other	Net parent	Accumulated
	Note	capital	reserves	investment	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2019		—	—	643	—	643
Total comprehensive loss		—	—	(7,484)	—	(7,484)
Movement in net parent investment		—	—	11,003	—	11,003
At December 31, 2019		—	—	4,162	—	4,162

		Share	Other	Net parent	Accumulated
	Note	capital	reserves	investment	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2020		—	—	4,162	—	4,162
Total comprehensive loss		—	—	(7,175)	(5,151)	(12,326)
Share based payment transactions		—	—	—	96	96
Movement in net parent investment		—	—	7,130	—	7,130
Transfer to Other reserves		—	4,117	(4,117)	—	—
At December 31, 2020		—	4,117	—	(5,055)	(938)

		Share	Share	Other	Accumulated	Total
	Note	capital	premium	reserves	deficit	£ 000
		£ 000	£ 000	£ 000	£ 000
At January 1, 2021		—	—	4,117	(5,055)	(938)
Loss for the year		—	—	—	(245,224)	(245,224)
Translation differences		—	—	(85)	—	(85)
Total comprehensive loss		—	—	(85)	(245,224)	(245,309)
Share based payment transactions	23	—	—	—	156	156
Share acquisition	16	16	—	50,724	—	50,740
PIPE investment	16	—	71,036	—	—	71,036
Capital reorganization	7	—	74,265	—	—	74,265
Issuance of warrants	21	—	103,053	8,558	—	111,611
At December 31, 2021		16	248,354	63,314	(250,123)	61,561

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021

1General information

Vertical Aerospace Ltd (the “Company”, or the “Group” if together with its subsidiaries) is incorporated under the Companies Law (as amended) of the Cayman Island.

The address of its principal executive office is: Unit 1 Camwal Court, Bristol, United Kingdom.

The Company’s shares are listed on the New York Stock Exchange. The Group’s main operations are in the United Kingdom.

These financial statements are presented in Pounds Sterling and all values are rounded to the nearest thousand (£’000) except where otherwise indicated.

These financial statements were authorised for issue by the Board of Directors on April 28, 2022.

Principal activities

The principal activity of the Company and its wholly owned subsidiary, Vertical Aerospace Group Ltd (“VAGL”), is the development and commercialization of vertical take-off and landing electrically powered aircraft (“eVTOL”). VAGL became a subsidiary of the Company on December 15, 2021 as part of the reorganization (as described below).

Prior to December 15, 2021, the Company was a shell company with no active trade or business, and all relevant assets and liabilities, as well as income and expenses, were borne by VAGL. Therefore, the comparatives of 2020 and 2019 in these consolidated financial statements reflects the financial position and results of operations of VAGL.

2Significant accounting policies

Presentation of these financial statements

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The capital reorganization

On December 15, 2021 the Company consummated the capital reorganization pursuant to the Business Combination Agreement dated June 10, 2021.

On the closing date the Company acquired all of the ordinary shares of VAGL, from VAGL shareholders, in consideration for the issuance of ordinary shares in the Company, by way of a share for share exchange (the “share acquisition”), such that VAGL became a wholly owned subsidiary of the Company.

At the same time Broadstone (Broadstone Acquisition Corp., a Cayman Islands exempted company), a special purpose acquisition company, merged with and into Merger Sub (Vertical Merger Sub Ltd., a Cayman Islands exempted company).

As a result of which (a) the separate corporate existence of Merger Sub ceased and Broadstone continued as the surviving company, (b) each issued and outstanding security of Broadstone was cancelled, in exchange for an equivalent security of the Company, (c) each issued and outstanding founder share was transferred to the Company, in consideration for one Company ordinary share.

Additionally, certain investors concurrently subscribed for and purchased £71,594 thousand of ordinary shares of the Company (“PIPE Financing”).

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

2Significant accounting policies (continued)

The Business Combination is accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, Broadstone is treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is treated as the equivalent of the VAGL issuing shares at the closing of the Business Combination for the net assets of Broadstone as of the closing date, accompanied by a recapitalization.

The reorganization, which was not within the scope of IFRS 3 since Broadstone did not meet the definition of a business, was accounted for within the scope of IFRS 2. Accordingly, the Company recorded a one-time non-cash expense of £84,712 thousand, recognized as a share listing expense, based on the excess of the fair value of Company shares issued considering a fair value of a share, at $10.68 per share over the fair value of Broadstone’s identifiable net assets (see note 7).

The Business Combination generated gross cash proceeds of approximately £218,303 thousand, including £71,594 thousand proceeds from the PIPE Financing. This also included £141,981 thousand from Convertible Senior Secured Notes, consummated simultaneously with the Business Combination.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) which are recognized at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company’s accounting policies.

The functional currency of the Company is US Dollars (‘$’ or ‘USD’) and the functional currency of VAGL is pounds sterling (‘£’ or ‘GBP’). The financial statements are presented in pounds sterling (‘£’ or ‘GBP’), which is the Group’s presentation currency. Items included in the financial statements are measured using the currency of the primary economic environment in which the entity and its subsidiaries operate (“the functional currency”). Cumulative translation adjustments resulting from translating foreign functional currency financial statements into GBP are reported within other reserves. All amounts are presented in and rounded to the nearest thousand unless otherwise indicated.

Basis of consolidation

Vertical Aerospace Ltd is the parent of the Group. Details of the material subsidiaries are as follows:

			Proportion of
			ownership
			interest and
			voting rights held
Name of subsidiary	Principal activity	Registered office	2021	2020
Vertical Aerospace Group Limited (“VAGL”)	Development and commercialization of eVTOL technologies.	Unit 1, Camwal Court, Bristol, United Kingdom BS2 0UW	100%	—%

On October 31, 2021 the VAGL disposed of its 100% investment in Vertical Aerospace Engineering Limited for nominal consideration.

The consolidated financial statements incorporate the financial positions and the results of operations of the Group. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

2Significant accounting policies (continued)

COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. The rapid spread of COVID-19 caused volatility and disruption in financial markets and prompted governments and businesses to take unprecedented measures such as travel restrictions, quarantines, shelter-in-place orders, and business shutdowns. These measures resulted in the majority of the Group’s workforce working from home with a small number of teams remaining onsite. We continue to take actions as may be recommended by government authorities or in the best interests of our employees.

Summary of significant accounting policies and key accounting estimates

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Going concern

The Group is currently in the research and development phase of its journey to commercialization of eVTOL technology. It is generating minimal revenue.

Management has prepared a cash flow model detailing the cash inflows and outflows of the Group. There are inherent risks in producing a forecast given the complexities of working in an emerging industry. For example, components needed for the development of the eVTOL prototypes may prove more costly than anticipated. As such, there can be no assurance that the timing and costs necessary to complete the development of eVTOL vehicles will prove accurate.

Several scenarios have been modelled and it is evident that future cash is required for the Group to reach the point where it is due to start generating revenues in its business plan. However, given the level of cash invested into the company and the current trajectory, management has concluded that no material uncertainties exist about the Group’s ability to continue as a going concern for at least 12 months from the date of approving these financial statements.

Changes in accounting policy

The Group adopted the following standards and amendments for the first time from the annual reporting period commencing January 1, 2021:

Interest Rate Benchmark Reform – phase 2

The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

No new accounting standards and interpretations that have been published and are not mandatory for December 31, 2022 reporting periods have been early adopted by the Group or are expected to have a material impact on the Group in current or future reporting periods.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

2Significant accounting policies (continued)

Revenue recognition

Revenues are minimal to the Group and are generated from the performance of engineering consultancy services to customers.

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

IFRS principles are applied using the following 5 step model:

1.	Identify the contracts with the customer
2.	Identify the performance obligations in the contract
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligations in the contract
5.	Recognise revenue when or as the entity satisfies its performance obligations

The revenue for the Group relates solely to engineering consultancy services and revenue is recognised once the Group has satisfied the performance conditions. The contracts that the Group enters into comprise payments when certain milestones are met. Revenue is recognised at each milestone event and only if the milestone is met.

Government grants

Government grants are recognised as Other operating income and are recognised in the period when the expense to which the grant relates is incurred. Grants are only recognised when there is a signed grant offer letter or equivalent from the government body and there is reasonable assurance that the Group will be able to satisfy all conditions of the grant.

The Group is the recipient of R&D tax credits in the UK. These tax credits are presented within Other operating income.

Receivables relating to government grants are presented in Trade and other receivables at their fair value.

Research and development expenses

Research expenditure is charged to profit or loss in the period in which it occurred.

Development expenditure is recognised as an intangible asset when it is probable that the project will generate future economic benefit, considering factors such as technological, commercial and regulatory feasibility. Other development expenditure is charged to profit or loss in the period in which it occurred. Refer to note 3 Critical accounting judgements and key sources of estimation uncertainty for a discussion on the judgement of this classification.

The amounts included in research and development expenses include staff costs for staff working directly on research and development projects and for expenses directly attributable to a research project, excluding software costs.

Finance income and costs

Finance income and costs includes the fair value movement on publicly traded warrants and convertible loan notes.

Finance expense includes interest payable and is recognised in profit or loss using the effective interest method.

Interest income is recognised in profit or loss as it accrues, using the effective interest method.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

2Significant accounting policies (continued)

Foreign currency transactions and balances

Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are recognised in profit or loss. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences arising from the consolidation of subsidiaries whose functional currency differs to the presentational currency of the group are recoded within other comprehensive income.

The most important exchange rates that have been used in preparing the financial statements are:

Closing rate as at December 31, 2021: USD $1 = GBP £0.7420

Average rate for the year ending December 31, 2021: USD $1 = GBP £0.7270

Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated.

Tax

The tax expense for the period comprises current tax and deferred tax. Tax is recognised in profit or loss, except that a change attributable to an item of income or expense recognised as other comprehensive income is also recognised directly in other comprehensive income.

The current income tax charge is calculated on the basis of tax rates and laws that have been enacted or substantively enacted by the reporting date in the countries where the company operates and generates taxable income.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

2Significant accounting policies (continued)

Property, plant and equipment

Property, plant and equipment is stated at cost, less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

The cost of property, plant and equipment includes directly attributable incremental costs incurred in their acquisition and installation.

Depreciation

Depreciation is charged so as to write off the cost of assets over their estimated useful lives, as follows:

Asset class	Depreciation method and rate
Leasehold property under right of use	Straight line over term of lease
Computer equipment	3 years straight line
Leasehold improvements	5 - 9 years straight line

Intangible assets

Intangible assets are carried at cost, less accumulated amortization and impairment losses.

Computer software licences acquired for use within the Company are capitalized as an intangible asset on the basis of the costs incurred to acquire and bring to use the specific software.

Amortization

Amortization is provided on intangible assets so as to write off the cost on a straight-line basis, less any estimated residual value, over their expected useful economic life as follows:

Asset class	Amortization method and rate
IT software	3 years straight line

Business combinations and goodwill

The purchase method is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values on the date of acquisition. The excess of the cost of acquisition over the fair value of the Group’s share of identifiable net assets, including intangible assets acquired, is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of net assets of the subsidiary acquired, the difference is recognised directly in profit or loss.

Goodwill is stated at cost, less any accumulated impairment losses. Goodwill is tested annually for impairment or when there are indicators of impairment.

Cash at bank

Cash at bank is held on deposit with financial institutions located within the United Kingdom and is immediately available. Management has assessed the financial institutions that hold the Company’s cash at bank to be financially sound, with minimal credit risk in existence.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

2Significant accounting policies (continued)

Trade and other receivables

Trade receivables are amounts due from customers for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognised initially at the transaction price. They are subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for the impairment of trade receivables is established using an expected credit loss model as per the Group’s accounting policy for the impairment of financial assets.

Other receivables represent amounts due from parties who are not customers and are measured at amortized cost.

Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade and other payables are recognised initially at the transaction price and subsequently measured at amortized cost using the effective interest method.

Borrowings

All borrowings are initially recorded at the amount of proceeds received, net of transaction costs. Borrowings are subsequently carried at amortized cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognised as a charge to profit or loss over the period of the relevant borrowing using the effective interest method.

Borrowings are classified as current liabilities unless the company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Provisions

Provisions are recognised when the company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material.

Leases

Definition

A lease is a contract, or part of a contract, that conveys the right to use an asset or a physically distinct part of an asset (‘the underlying asset’) for a period of time in exchange for consideration. Further, the contract must convey the right to the company to control the asset or a physically distinct portion thereof. A contract is deemed to convey the right to control the underlying asset, if throughout the period of use, the company has the right to:

Obtain substantially all the economic benefits from the use of the underlying asset, and; Direct the use of the underlying asset (for example, directing how and for what purpose the asset is used).

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

2Significant accounting policies (continued)

Initial recognition and measurement

The company initially recognizes a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term.

The lease liability is measured at the present value of the lease payments to be made over the lease term. The lease payments include fixed payments, purchase options at exercise price (where reasonably certain), expected amount of residual value guarantees, termination option penalties (where reasonably certain) and variable lease payments that depend on an index or rate.

The right of use asset is initially measured at the amount of the lease liability, adjusted for lease prepayments, lease incentives received, the company’s initial direct costs and an estimate of restoration, removal and dismantling costs.

Subsequent measurement

After the commencement date, the company measures the lease liability by:

(a)Increasing the carrying amount to reflect interest on the lease liability;
(b)Reducing the carrying amount to reflect the lease payments made; and
(c)Re-measuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in substance fixed lease payments or on the occurrence of other specific events.

Interest on the lease liability in each period during the lease term is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability. Interest charges are included in finance costs in profit or loss, unless the costs are included in the carrying amount of another asset applying other applicable standards. Variable lease payments not included in the measurement of the lease liability, are included in operating expenses in the period in which the event or condition that triggers them arises.

Right-of-use assets

The related right-of-use asset is accounted for using the cost model in IFRS 16 and depreciated and charged in accordance with the depreciation requirements of IAS 16 Property, Plant and Equipment as disclosed in the accounting policy for Property, Plant and Equipment. Adjustments are made to the carrying value of the right of use asset where the lease liability is re-measured in accordance with the above. Right of use assets are tested for impairment in accordance with IAS 36 Impairment of Assets as disclosed in the accounting policy in impairment.

Short term and low value leases

The company has made an accounting policy election, by class of underlying asset, not to recognize lease assets and lease liabilities for leases with a lease term of 12 months or less (short term leases).

The company has made an accounting policy election on a lease-by-lease basis, not to recognize lease assets on leases for which the underlying asset is of low value.

Lease payments on short term and low value leases are accounted for on a straight-line bases over the term of the lease or other systematic basis. Short term and low value lease payments are included in operating expenses.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

2Significant accounting policies (continued)

Impairment (non-financial assets)

All assets are reviewed for impairment when there is an indicator of impairment. In addition, goodwill is reviewed for impairment at least annually. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

Share capital

Ordinary shares are classified as equity. Equity instruments are measured at the fair value of the cash or other resources received or receivable, net of the direct costs of issuing the equity instruments. If payment is deferred and the time value of money is material, the initial measurement is on a present value basis.

Employee Benefits

A defined contribution plan is a pension plan under which fixed contributions are paid into a separate entity and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

For defined contribution plans, contributions are paid into publicly or privately administered pension insurance plans on a mandatory or contractual basis. The contributions are recognized as employee benefit expense when they are due.

Liabilities for wages and salaries, including non-monetary benefits and annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service, are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as accruals and classified as current liabilities in the balance sheet.

Share based payments – Enterprise Management Incentive and 2021 Incentive Plan

The Company operates an equity-settled, share based compensation plan, under which the entity receives services from employees as consideration for equity instruments (share options or shares). The fair value of the employee services received in exchange for the grant of the shares is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the shares granted:

-	including any market performance conditions (for example, an entity’s share price);
-	excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and
-	including the impact of any non-vesting conditions.

Non-market performance and service conditions are included in assumptions about the number of shares that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. In addition, in some circumstances employees may provide services in advance of the grant date and therefore, the grant date fair value is estimated for the purposes of recognizing the expense during the period between service commencement period and grant date.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

2Significant accounting policies (continued)

At the end of each reporting period, the Company revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

See note 23 for further details.

Other non-current share-based payments were made during the year as detailed within the significant accounting policy for the capital reorganization. Further information is included with the critical accounting judgements and key sources of estimation uncertainty.

Financial instruments

Financial instruments are contracts that give rise to a financial asset for one entity and to a financial liability or equity instrument for another entity. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the settlement date.The company recognizes financial assets and financial liabilities in the statement of financial position when, and only when, the company becomes party to the contractual provisions of the financial instrument. Financial assets and financial liabilities are offset, and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Financial assets

The Group’s financial assets include cash at bank and other financial assets. Financial assets are initially measured at fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs. Trade receivables are measured at their transaction price.

For all financial assets the Group has the objective to hold financial assets in order to collect the contractual cash flows. The contractual terms of all the Group’s financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding amount. All financial assets are therefore measured at amortized cost.

Impairment of financial assets — expected credit losses (“ECL”)

All financial assets measured at amortized cost are required to be impaired at initial recognition in the amount of their expected credit loss (“ECL”), based on the difference between the contractual and expected cash flows

The simplification available for financial instruments with a low credit risk (“low credit risk exemption”) is applied as of the reporting date. Factors that can contribute to a low credit risk assessment are debtor specific rating information and related outlooks. The requirement for classification with a low credit risk is regarded to be fulfilled for counterparties that have at least an investment grade rating; in this case there is no need to monitor credit risks for financial instruments with a low credit risk.

Financial liabilities

The Group’s financial liabilities include warrants, lease liabilities, convertible loans, trade and other payables, and other financial liabilities. Financial liabilities are classified as measured at amortized cost or fair value through profit or loss (“FVTPL”). All financial liabilities are recognized initially at fair value less, in the case of a financial liability not at fair value through profit or loss, directly attributable transaction costs.

Financial liabilities at FVTPL are measured at fair value and gains and losses resulting from changes in fair value are recognized in finance income/expenses. The Group only accounts for convertible loans and warrants as a financial liability at FVTPL. All other financial liabilities are subsequently measured at amortized cost.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

2Significant accounting policies (continued)

An embedded derivative in a hybrid contract, with a financial liability or a non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. The assessment whether to separate an embedded derivative is done only once at initial recognition of the hybrid contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.

Convertible Loans

Convertible loans are bifurcated into a debt component and a conversion right if the latter is an equity instrument. The conversion right of a convertible loan is not an equity instrument but a liability if some conversion features of the loan lead to a conversion into a variable number of shares. In this case it has to be assessed if embedded derivatives need to be separated from the host contract. If this is the case, the remaining host contract is measured at amortized cost and the separated embedded derivative is measured at fair value through profit or loss until the loan is converted into equity or becomes due for repayment. The conversion features and other repayment options provided for in the contract are identified as a combined embedded derivative if they share the same risk exposure and are interdependent.

Warrant Liabilities

Public warrants are recognized as liabilities in accordance with IFRS 9 at fair value. The liabilities are subject to re-measurement at each balance sheet date until exercised. Private warrants linked to sales targets are recognised within equity as these satisfy the “fix to fix” criterion within IAS 32.

Fair value measurements

IFRS 13 clarifies that fair value is a market price, representing the amount received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier hierarchy is established as follows:

Level 1Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2Other than quoted prices included in level 1, inputs that are observable for the asset or liability, either directly or indirectly, for suitability for the full term of the asset or liability.

Level 3Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

3Critical accounting judgements and key sources of estimation uncertainty

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period.

The Company’s most significant estimates and judgments involve valuation of the stock-based consideration, including the fair value of common stock and market-based restricted stock units, the valuations of warrant liabilities, derivative liabilities including convertible loan notes, and the valuation of call options.

These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Such estimates often require the selection of appropriate valuation methodologies and models and may involve significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances.

Share acquisition – business combination under common control

There is currently no guidance in IFRS on the accounting treatment for combinations among entities under common control. IAS 8 requires management, if there is no specifically applicable standard or interpretation, to develop a policy that is relevant to the decision-making needs of users and that is reliable. The entity first considers requirements and guidance in other international standards and interpretations dealing with similar issues, and then the content of the IASB’s Conceptual Framework for Financial Reporting (Conceptual Framework).

Management has made a judgement and applied a method broadly described as predecessor accounting. The principles of predecessor accounting are:

●	Assets and liabilities of the acquired entity are stated at predecessor carrying values. Fair value measurement is not required.
●	No new goodwill arises in predecessor accounting.
●	Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is included in equity.

The share acquisition of all of the ordinary shares of VAGL has been considered as a business combination under common control for the purpose of preparation of these consolidated financial statements and resulted in VAGL's operations and all of its net assets being recognized by the Company at their historical net book values. However, these consolidated financial statements may not reflect the presentation of equity movements of VAGL for the period prior to the share acquisition.I

Share-based Payments

Judgments were made in determining the valuation of shares prior to the business combination, including in relation to the issuance of Z-Shares to American Airlines (“American”) on June 10, 2021, using the following methods:

For periods prior to the business combination, a probability-weighted model using option pricing methods (Black-Scholes) has been used.

For valuations as at, or after December 16, 2021 the market value of the publicly traded share has been used.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

3Critical accounting judgements and key sources of estimation uncertainty (continued)

The issuance of Class Z-Shares to American

The issuance of Class Z-Shares to American was concluded to be a stand-alone transaction. The transaction ensured that American had an equity interest in VAGL in the event that the business combination did not complete and provided an incentive for American to invest in the PIPE. As a transaction in the Company’s own stock this would generally be within scope of IAS 32, however the compensatory nature of the transaction required consideration of other IFRS guidance, specifically IFRS 2.

The valuation of the class Z-Shares took considered the following substantive terms and features:

●	Transfer restrictions and discount for lack of marketability
●	Economic rights and entitlements
●	Potential right to exchange into 6,125,000 Company ordinary shares upon closing of merger

Two probability weighted scenarios were considered: a) the Z-Shares convert into to 6,125,000 shares in the Company, subject to lock up and call option, or b) they remain shares of VAGL if the business combination did not complete.

An expense of £16,739 thousand was recognised on June 10, 2021 based on the total fair value of the class Z-Shares issued to American over the total consideration received (£nil). See note 7 for further detail.

The Company was granted a call option over 50% of the Company shares that the Z-Share converted into at an exercise price of $18 per share and a maximum term to exercise of four years. The fair value of this option reflected in arriving at the aforementioned probability weighted valuation of the Z-Shares issued.

Convertible Loans and Embedded Derivatives

The initial fair value of the convertible loans (before bifurcation of the embedded derivatives) as well as the subsequent measurement of the embedded derivatives is calculated using a binomial lattice valuation model and many of the input parameters are not observable. This valuation is judgmental. For detailed information on the convertible loans and its embedded derivatives, a description of the valuation model and the input parameters, see note 24.

Warrants

Public warrants relate to those warrants that commenced trading on the NYSE on December 16, 2021. Prior to that date, there was no public trading market for Company ordinary shares or warrants.

Private warrants include those issued upon consummation of the business combination to American, members of the Avolon Group (“Avolon”), Virgin, and Mudrick Capital Management L.P (“Mudrick”). Private options were issued to Marcus Waley-Cohen (“MWC”).

The fair value of the Private Warrants is deemed to be equal to the fair value of the Public Warrants except where the terms of Private Warrants materially differ to Public Warrants. Differences exist, with regards to certain warrant, in the maximum term to exercise as well as the strike price.

An option pricing model (Black-Scholes Model) therefore been used to derive the fair value of Private Warrants. This valuation is judgmental. For detailed information on the warrants, a description of the valuation model and the input parameters, see note 21.

On December 16, 2021 Private Warrants were issued to Avolon, American and Virgin Atlantic Limited (“Virgin”). Warrants issued to Avolon and American were exercised immediately after issuance.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

3Critical accounting judgements and key sources of estimation uncertainty (continued)

The warrants meet the fixed-for-fixed criterion and are therefore recognised within other reserves until the point of exercise. The amount classified to other reserves on initial recognition reclassified to share capital and share premium upon exercise.

Private Warrants and Options issued to Mudrick and MWC, along Public Warrants, are accounted for as liabilities in accordance with IAS 32, subject to ongoing mark-to-market adjustments. For more information see note 21.

Capitalization of development costs

The business incurs a significant amount of research and development cost. The point in time at which the business begins capitalization of any project is a critical accounting judgement. The business assesses the technology readiness level of its research and development projects, along with the commercialization potential and guidance from the accounting standards to assess whether a particular development project should be capitalized or not.

Costs for internally generated research and development are capitalized only if:

-	the product or process is technically feasible;
-	adequate resources are available to successfully complete the development;
-	the benefits from the assets are demonstrated;
-	the costs attributable to the projects are reliably measured;
-	the Group intends to produce and market or use the developed product or process and can demonstrate its market relevance.

Management has concluded that in 2021 and 2020, none of the projects met the requirements for capitalization. While Management recognises a market for the use of eVTOLs, the market is not yet established or proven. Additionally, the Group is developing new technologies and there are still uncertainties about the successful completion of this development.

If costs relating to a research and development project are not capitalized, they are expensed as incurred and presented in Research and Development expenses in profit or loss (Note 7).

4Operating segments

The Group operates as a single operating segment and one reporting segment, being the development and commercialization of eVTOL technology. An operating segment is defined as a component of an entity for which discrete financial information is available and whose results of operations are regularly reviewed by the chief operating decision maker. The Chief Operating Decision Maker, being the Board of Directors, reviews all financial information as a single segment.

5Revenue

The analysis of the company’s revenue for the year from continuing operations is as follows:

	2021	2020	2019
	£ 000	£ 000	£ 000
Rendering of engineering consultancy services	132	87	70

All revenue is generated within the UK, based on the location where the engineering consultancy are delivered.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

6Other operating income

The analysis of the Group’s other operating income for the year is as follows:

	2021	2020	2019
	£ 000	£ 000	£ 000
Government grants	8,829	1,989	—
R&D tax credit	2,388	328	399
Other	135	—	—
	11,352	2,317	399

Government grants

Government grants relate to amounts receivable from the Aerospace Technology Institute (ATI) relating to the research and development of eVTOL technologies. The grant is made to fund research and development expenditure and is recognised in profit or loss in the period to which the expense it is intended to fund relates.

R&D tax credit scheme

The R&D tax credit relates to the UK’s research and development expenditure credit scheme.

7Expenses by nature

Included within administrative expenses and research and development expenses are the following expenses.

	2021	2020	2019
	£ 000	£ 000	£ 000
Staff costs excluding share-based payment expenses	16,230	8,445	3,642
Share based payment expenses	111,996	96	—
Warrant expense (note 21)	111,611	—	—
Legal and financial advisory transaction costs	7,350	—	—
Software costs	1,506	579	191
Depreciation expense	377	279	89
Depreciation on right of use assets - Property	176	140	171
Amortisation expense	387	263	70
Consultancy costs	13,144	745	518
Expense on short term leases	49	64	8
Research and development components	11,378	2,555	2,096
Related party administrative expenses	108	144	144
Marketing expenses	3,918	—	—
Stamp duty	6,669	—	—
Other administrative expenses	3,760	565	922
Total administrative and research and development expenses	288,659	13,875	7,851

Staff costs excluding share-based payment expenses relates primarily to salary and salary related expenses, including social security and pension contributions.

Research and development components, combined with £12,913 thousand of staff costs related to research and development activity, represent the amount spent on hardware and testing for building eVTOL prototypes totalling £24,291 thousand.

Legal and financial advisory expenses relate primary to the Business Combination transaction.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

7Expenses by nature (continued)

Share based payment expense includes the following:

2021
£ 000
Issuance of Z-Shares to American	16,739
Capital reorganization	84,712
Issuance of PIPE shares to suppliers and partners	10,389
Enterprise Management Initiative	156
111,996

Issuance of Z-Shares to American

On June 10, 2021, VAGL and American executed a subscription agreement by which American subscribed for 5,804 class Z-Shares of VAGL for total consideration of £0.06.

Z-Shares refer to Z ordinary shares of £0.00001 par value that did not carry the right to receive distributions.

If the Business Combination did not complete American would have retained 5,804 Z-Shares, carrying dividends and voting rights. The value of the shares can be used by reference to the pre-money valuation of the Company; adjusted for the actual share price as at June 10, 2021 ($9.93); reflecting the American shareholding percentage (3.96%); and a discount for lack of marketability.

Upon closing of the Business Combination, American exchanged 100% of its class Z-Shares for 6,125,000 common shares of the Company, subject to a four-year lock-up.

50% of the common shares held by American are subject to a call option exercisable by the Company at a $18 per share exercise price; exercisable in two tranches until June 2025.

The value of these shares was derived as at June 10, 2021 using a Black-Scholes Model and based upon actual share price ($9.93). The following inputs were used:

Risk-free rate	0.75%
Dividend yield	—
Volatility	75%

The lock up agreement was considered part of the same contract for the subscription of Z-Shares, with a discount for lack of marketability applied, and the call option considered.

	Business	Business
	combination	combination does
	completes	not complete
	£’000	£’000
Value of Z-Shares as at June 10, 2021	30,105	2,558
Less valuation of call option	(8,121)	—
Fair value of Z-Shares as at June 10, 2021	21,984	2,558

A probability weighted calculation as at June 10, 2021 concluded that Business Combination was likely to be completed, giving a probability weighted valuation of £16,739 thousand, recognised as an expense and within share premium of VAGL.

A valuation of £19,616 thousand would have been derived had the Black-Scholes Model used a volatility assumption of 50%, with reasonable changes in all other inputs having an immaterial impact.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

7Expenses by nature (continued)

Capital reorganization

The difference in the fair value of the shares issued by the Company over the value of the net monetary assets of the Broadstone represented a listing service, and the cost of the listing service was recognized as an expense upon consummation of the Business Combination Agreement.

2021
£’000
Market value of 9,203,984 ordinary shares ($10.68 per share)	74,265
Cash acquired	4,728
Warrants acquired (15,701,067 warrants at $1.04 per warrant)	(11,997)
Accounts payable acquired	(2,289)
Add net liabilities acquired	(9,558)
Foreign exchange differences	671
Charge for listing services	83,152

An additional £1,572 thousand was recognised in relation to the issuance of private options to MWC, giving a total charge of £84,712 thousand.

Issuance of PIPE shares to suppliers and partners

Upon consummation of the Business Combination the Company recognised an expense £10,389 thousand in relation to the issuance of PIPE shares to certain suppliers and partners for net proceeds below market value.

8Finance income/(costs)

	2021	2020	2019
	£ 000	£ 000	£ 000
Interest on loans from related parties	(483)	(709)	—
Bad debt write-off	(14)	—	(15)
Fair value losses	—	(18)	—
Interest expense on leases	(77)	(74)	(46)
Other	(1)	(6)	(5)
Total finance costs	(575)	(807)	(66)
Fair value gains	32,578	—	—
Other	12	—	—
Total finance income	32,590	—	—
Total finance income/(costs)	32,015	(807)	(66)

Interest on loans from related parties represents the interest charged by Imagination Industries Ltd, a company wholly owned by Stephen Fitzpatrick.

Fair value movements include a fair value gain on public and private warrants in issue of £6,817 thousand (note 21) in addition to a fair value gain on the Convertible Senior Secured Notes of £26,876 thousand (note 25).

Other finance costs include discount unwind on provisions for dilapidations.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

9Loss per share

Basic earnings per share, in this case a loss per share, is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the number of ordinary shares outstanding. During the year the number of ordinary or potential ordinary shares outstanding increased because of a share issue. Therefore, the calculation of basic and diluted earnings per share for all periods presented has been adjusted retrospectively.

Because a net loss for all period presented has been reported, diluted loss per share is the same as basic loss per share. Therefore, all potentially dilutive common stock equivalents are anti-dilutive and have been excluded from the calculation of net loss per share.

The calculation of loss per share is based on the following data:

	2021	2020	2019
	£ 000	£ 000	£ 000
Net loss for the period	(245,224)	(12,326)	(7,484)
	£	£	£
Basic and diluted loss per share	(1.98)	(0.12)	(0.07)

	No. of shares	No. of shares	No. of shares
Weighted average issued shares	124,130,921	99,904,427	99,904,427

10Taxation

Tax credited /(charged) in profit or loss

	2021	2020	2019
	£ 000	£ 000	£ 000
Current taxation
UK corporation tax	—	(4)	30

The tax on profit before tax for the year is higher than the standard rate of corporation tax in the UK (2020 - higher than the standard rate of corporation tax in the UK) of 19% (2020: 19%).

The differences are reconciled below:

	2021	2020	2019
	£ 000	£ 000	£ 000
Loss before tax	(245,224)	(12,322)	(7,514)
Corporation tax benefit at standard rate	46,593	2,341	1,428
Decrease in tax benefit from effect of expenses not deductible in determining taxable profit/(loss)	(92)	(135)	—
Decrease in tax benefit from tax losses for which no deferred tax asset was recognised	(46,501)	(841)	—
Decrease in tax benefit arising from group relief tax reconciliation	—	(1,369)	(1,428)
Deferred tax credit from unrecognised temporary difference from a prior period	—	—	30
Total tax benefit/(expense)	—	(4)	30

The main rate of UK corporation tax for the years to December 31, 2020 and December 31, 2021 was 19%.

At the March Budget 2021, the UK government announced that the Corporation Tax main rate (for all profits except ring fence profits and profits under £50 thousand) for the years starting April 1, 2023 be 25%.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

10Taxation (continued)

No deferred tax assets or liabilities have been recognised as the Group has a surplus of UK tax losses which offset in the same jurisdiction as any deferred tax liabilities. A deferred tax asset for the surplus tax losses has not been recognised as the Group has not yet been profitable and therefore there is uncertainty over the availability of future taxable profits against which to utilise the tax losses.

Unused potential tax losses for which no deferred tax asset has been recognised as at December 31, 2021 were estimated as £250,500 thousand (2020: £4,641 thousand).

11Property, plant and equipment

	Leasehold
	improvements	Office equipment	Total
	£ 000	£ 000	£ 000
Cost or valuation
At January 1, 2020	1,350	304	1,654
Additions	18	137	155
December 31, 2020	1,368	441	1,809
Additions	162	628	790
December 31, 2021	1,530	1,069	2,599
Depreciation
At January 1, 2020	32	76	108
Charge for year	174	105	279
At December 31, 2020	206	181	387
Charge for the year	168	210	378
At December 31, 2021	374	391	765
Net book value
At December 31, 2021	1,156	678	1,834
At December 31, 2020	1,162	260	1,422

Leasehold improvements represent improvements to leased property in Bristol, UK.

All property, plant and equipment is attributable to the UK.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

12Right of use assets

Leasehold
Property
£ 000
Cost or valuation
At January 1, 2020 and 31 December 2020	1,445
Additions	1,084
At December 31, 2021	2,529
Depreciation
At January 1, 2020	243
Charge for year	140
At December 31, 2020	383
Charge for the year	177
At December 31, 2021	560
Net book value
At December 31, 2021	1,969
At December 31, 2020	1,062

The right of use assets are leasehold properties at Camwal Court, Bristol, UK and at Cotswold Airport, Kemble, UK. Further information on the lease liability of this lease can be found in Note 18 Leases.

13Intangible assets

	Goodwill	IT software	Total
	£ 000	£ 000	£ 000
Cost or valuation
At January 1, 2020	1,473	682	2,155
Additions	—	233	233
At December 31, 2020	1,473	915	2,388
Additions	—	2,565	2,565
At December 31, 2021	1,473	3,480	4,953
Amortisation
At January 1, 2020	—	95	95
Amortisation charge	—	263	263
At December 31, 2020	—	358	358
Amortisation charge	—	387	387
At December 31, 2021	—	745	745
Net book value
At December 31, 2021	1,473	2,735	4,208
At December 31, 2020	1,473	557	2,030

The amortisation charge of £387 thousand (2020: 263 thousand) is shown in Administrative expenses.

All intangible assets are attributable to the UK.

IT software is third party software licences which includes perpetual licences and implementation costs.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

13Intangible assets (continued)

The carrying amounts of the software was reviewed at the reporting date and management determined that there were no indicators of impairment.

The goodwill was recognised on the acquisition of Vertical Advanced Engineering Ltd in July 2019 and related to the Formula 1 approach to the use materials and technologies. The individuals with the specific skill set in relation to this since became embedded within VAGL, along with their respective ways of working.

Management views the business as one cash generating unit (‘CGU’) being the commercialization and development of eVTOL technologies. Management have performed a valuation exercise as part of the capital reorganization and has calculated the fair value of the business, less cost to sell, which has demonstrated that there is no indication of impairment.

14Business disposal

On October 31, 2021, the Group disposed of 100% of the share capital of Vertical Advanced Engineering Ltd for nominal consideration. The net assets of Vertical Advanced Engineering Ltd were £102 thousand as at this date.

15Trade and other receivables

	December 31,	December 31,
	2021	2020
	£ 000	£ 000
Government receivables	5,415	1,989
Prepayments	6,571	733
Other receivables	672	810
	12,658	3,532

Included within Government receivables is £2,716 thousand for the R&D tax credit receivable (2020: £328 thousand) and £2,595 thousand for VAT receivable (2020: £6 thousand). Prepayments includes £3,805 thousand in relation to insurances (2020: £nil).

The fair value of trade and other receivables classified as financial instruments are disclosed in note 25 Financial instruments. Expected credit losses were not significant in 2021 or 2020.

The Group’s exposure to credit and market risks, including impairments and allowances for credit losses, relating to trade and other receivables is disclosed in note 26 Financial risk management and impairment of financial assets.

16Share capital and other reserves

Allotted, called up and fully paid shares

	December 31,		December 31,
	2021		2020
	No.	£	No.	£
A ordinary of £0.00001 each	—	—	100,000	1.00
B ordinary of £0.00001 each	—	—	4,832	0.05
Ordinary of $0.0001 each	209,135,382	15,804	—	—
	209,135,382	15,804	104,832	1.05

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

16Share capital and other reserves (continued)

As part of the Business Combination 100% of VAGL shares (146,749) were acquired by the Company in exchange for the payment, issue and delivery of 177,762,797 Company shares to VAGL shareholders. This included the Z-Shares issued to American on June 10, 2021. At the time there was no IFRS guidance on the accounting treatment for combinations among entities under common control. This transaction has been recorded at the nominal value of shares issued, with the excess premium paid recorded within other reserves.

Of the 177,762,797 company shares issued in exchange to VAGL shareholders, 35,000,000 company shares held by VAGL shareholders are subject to an earn-out mechanism (the “Earn Out Shares”) that would be released from restriction upon fulfilment of certain share price milestones being satisfied prior to the fifth-year anniversary of the consummation of the Business Combination Agreement.

Failure to achieve such milestones will result in forfeiture of the Earn Out Shares. The Company has determined that the fair value of the Earn Out Shares should be accounted for as a component of the deemed cost of the listing services upon consummation of the Business Combination, as disclosed within Note 7 in the section entitled “Capital reorganization”.

The Company also determined that no separate accounting recognition was necessary in respect of the Earn Out Shares as the fair value of the Earn Out Shares will be inherently reflected within the quoted price of Broadstone’s shares, in respect of the Earn Out Shares’ potential dilutive impact, used in valuing the consideration given to Broadstone’s shareholders to derive the deemed cost of the listing services.

A total of 9,400,000 ordinary shares were also issued to PIPE investors upon consummation of the business transaction with 9,203,984 public and sponsor shares issued and outstanding. A total of 12,768,600 warrants issued to American and Avolon were exercised immediately following consummation of the business transaction. In addition, 90,449,562 shares had been authorised for allotment at December 31, 2021.

Ordinary shares have full voting rights, full dividend rights. A ordinary shares had full voting rights, full dividend rights. B ordinary shares had no voting or dividend rights and have rights to capital distribution on liquidation on par with A ordinary shares. Options have been granted to employees to be able to acquire B shares. Refer to note 23 Share-based payments.

Share premium and other reserves

Movements in reserves are shown below

	Share Premium	Other Reserves
	£000	£000
As at January 1	—	4,117
Issuance of Z-Shares to American (note 7)	—	16,739
Debt to equity conversion of related party loan (note 27)	—	9,000
Debt to equity conversion of Microsoft and Rocket loan	—	25,000
Transfer of intergroup share capital	—	(15)
Share acquisition	—	50,724
Cumulative translation differences	—	(85)
Issuance of warrants to American, Avolon and Virgin (note 21)	103,053	8,558
Capital reorganization (note 7)	74,265	—
PIPE investment	71,036	—
As at December 31	248,354	63,314

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

16Share capital and other reserves (continued)

Share premium

The difference in the fair value of the shares issued by the Company over the value of the net monetary assets of the Broadstone gives rise to share premium upon consummation of the Business Combination Agreement.

In addition, upon consummation of the Business Combination 9,400,000 ordinary shares at $0.0001 par value were issued to PIPE investors at $10 per share giving rise to share premium of £71,036 thousand.

See note 7 for further details

As at December 31, 2021 warrants issued to American and Avolon were issued and exercised. The excess of the fair value of these warrants over the par value of the shares issued is recognised in share premium. See note 21 for more details.

Other reserves

American held 5,804 Z-Shares in VAGL immediately prior to the Business Combination. As part of the consideration for the acquisition of VAGL, American exchanged its existing shareholding in VAGL for 6,125,000 Ordinary Shares in the Company. See note 7 for more details.

Upon consummation of the Business Combination, convertible loans issued to Microsoft and Rocket (totalling £25,000 thousand) and Stephen Fitzpatrick (£9,000 thousand) were converted into equity.

As at December 31, 2021 warrants issued to Virgin were issued but not exercised. The fair value of these warrants is reflected within other reserves as they satisfy the “fix to fix” criterion as per IAS 32. See note 21 for more details.

17Loans from related parties

	December 31,	December 31,
	2021	2020
	£ 000	£ 000
Current loans and borrowings
Loans from related parties	—	6,309

Loans from related parties represents a loan from Imagination Industries Ltd, a company wholly owned by Stephen Fitzpatrick. Movements in the year were as follows:

	2021	2020
	£ 000	£ 000
As at January 1	6,309	—
Amounts advanced	2,945	5,600
Interest charged	483	709
Amounts repaid	(737)	—
Conversion to equity	(9,000)	—
As at December 31	—	6,309

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

17Loans from related parties (continued)

The loan attracted an interest rate of 30% per annum (2020: 30%) and was repayable on demand.

During the year loans was issued to Microsoft Corporation and Rocket Internet SE. Movements in the year were as follows:

2021 £ 000
As at January 1	—
Amounts advanced	25,000
Interest charged	—
Amounts repaid	—
Conversion to equity	(25,000)
As at December 31	—

The loans and borrowings classified as financial instruments are disclosed in note 25 Financial instruments.

The Company’s exposure to market and liquidity risk; including maturity analysis, in respect of loans and borrowings is disclosed in note 26 Financial risk management and impairment of financial assets.

18Leases

The balance sheet shows the following amounts relating to lease liabilities:

	December 31,	December 31,
	2021	2020
	£ 000	£ 000
Long term lease liabilities	1,580	846
Current lease liabilities	362	175
	1,942	1,021

Lease liabilities maturity analysis

A maturity analysis of lease liabilities based on undiscounted gross cash flow is reported in the table below:

	December 31,	December 31,
	2021	2020
	£ 000	£ 000
Less than one year	425	175
Within 2 - 5 years	1,653	700
More than 5 years	262	397
Total lease liabilities (undiscounted)	2,340	1,272

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

18Leases (continued)

Total cash outflows related to leases

Total cash outflows related to leases are presented in the table below:

	December 31,	December 31,
Payment	2021	2020
	£ 000	£ 000
Right of use assets	240	220
Low value leases	—	—
Short term leases	49	64
Total cash outflow	289	284

A reconciliation of the lease creditors is shown below:

£000
As at January 1, 2020	1,166
Interest element of payments to finance lease creditors	(74)
Principal element of payments to finance lease creditors	(146)
Interest expense on leases	74
As at December 31, 2020	1,021
Additions	1,084
Interest element of payments to finance lease creditors	(78)
Principal element of payments to finance lease creditors	(162)
Interest expense on leases	77
As at December 31, 2021	1,942

Lease creditors relate to a property in Bristol, UK. In addition, during 2021, the Company entered into a 5-year lease agreement for a property in Kemble, UK. The cost, depreciation charge and carrying value for the right-of-use asset is disclosed in note 12 Right of use assets. The interest expense on lease liabilities is disclosed in note 8 Finance costs.

19Provisions

Dilapidations
£ 000
As at January 1, 2020	83
Unwinding of discount	5
As at December 31, 2020	88
Unwinding of discount	7
As at December 31, 2021	95

The dilapidation provision was recognized as a result of the obligation to return the leased property in Bristol, UK to its original condition at the end of the lease which currently expires in 2028. The provision is recognized at amortized cost with discount unwind being recognized each year. The provision is expected to be utilized at the end of the lease period.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

20Trade and other payables

Amounts falling due within one year:

	December 31,	December 31,
	2021	2020
	£ 000	£ 000
Trade payables	6,715	846
Accrued expenses	26,358	1,226
Amounts due to related parties	—	56
Social security and other taxes	7,145	203
Outstanding defined contribution pension costs	9	70
	40,227	2,401

Accrued expenses includes £9,666 thousand indirectly attributable financial and capital markets advisory fees.

Social security and other taxes includes Stamp Duty payable of £6,669 thousand.

Amounts falling due after more than one year:

	December 31,	December 31,
	2021	2020
	£ 000	£ 000
Deferred transaction fee payable	5,975	—

Due to the Business Combination transaction, the Group has deferred transaction fees payable at December 31, 2021.

The Group’s exposure to market and liquidity risks, including maturity analysis, related to trade and other payables is disclosed in note 26 Financial risk management and impairment of financial assets.

21Warrants

Warrants and options issued to Mudrick and MWC

As at December 16, 2021 and December 31, 2021 the following warrants were issued but not exercised:

Number
Public Warrants	15,265,146
Mudrick Warrants	4,000,000
MWC Options	2,000,000
21,265,146

Recorded as a liability, the following shows the change in fair value during the year ended December 31, 2021:

£ 000
January 1, 2021	—
Additions	17,801
Change in fair value recognised in profit or loss	(6,817)
Foreign exchange movements	(254)
December 31, 2021	10,730

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

21Warrants (continued)

Public warrants may only be exercised for a whole number of shares. The public warrants will expire five years from the consummation of the Business Combination or earlier upon redemption or liquidation.

Once the public warrants become exercisable, the Company may redeem the public warrants for redemption at a price of $0.01 per public warrant if the closing price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period.

Each public warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share. The exercise price and number of common stock issuable upon exercise of the public warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger, or consolidation. The public warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the public warrants.

Warrants issued to Virgin, American and Avolon

On October 29, 2021, the Company entered into the Virgin Atlantic Warrant Instrument, which provides for a warrant over 2,625,000 Ordinary Shares issued immediately after the Share Acquisition Closing. As at December 31, 2021, these warrants remained outstanding and were valued at £8,558 thousand, within other reserves, using a Black-Scholes Model with the following inputs:

December 31, 2021
Spot	$10.68
Strike	$10.00
Risk-free rate (%)	0.05
Dividend yield	—
Maximum term to exercise	4
Volatility (%)	50

Had 75% been used as an alternative yet feasible volatility input then a valuation of £11,907 thousand would have been derived as the entry to other reserves. Adjustments to the other inputs would have not derived a materially different valuation.

Immediately after the Share Acquisition Closing, the Company entered into the American Warrant Instrument, which provides for a warrant over 2,625,000 Ordinary Shares that were both issued and exercised immediately after the Share Acquisition Closing.

Immediately after the Share Acquisition Closing, the Company entered into the Avolon Warrant Instrument, which provides for warrants over 6,378,600 Ordinary Shares that were both issued and exercised immediately after the Share Acquisition Closing.

Avolon were also issued with, and exercised, 3,765,000 commercial warrants by the Company as a result of Avolon entering into a firm commitment to place 100 aircraft with a prime carrier.

A contract asset has not been recognised as the customer has the ability to terminate the contract without penalty and the aircraft subject to the purchase order has not yet been certified, therefore an expense has been recognised as shown below:

£ 000
American (2,625,000 warrants)	21,186
Avolon (6,378,600 warrants)	51,481
Avolon commercial (3,765,000 warrants)	30,386
Virgin (2,625,000 warrants)	8,558
111,611

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

22Pension and other schemes

Defined contribution pension scheme

The Group operates a defined contribution pension scheme. The pension cost charge for the year represents contributions payable by the Group to the scheme and amounted to £471 thousand (2020: £271 thousand).

Contributions totalling £9 thousand (2020: £70 thousand) were payable to the scheme at the end of the year and are included in trade and other payables.

23Share-based payments

Scheme details and movements

On September 11, 2020, the VAGL implemented an Enterprise Management Incentive (“EMI”) scheme. An EMI scheme is a tax advantaged share scheme that can be operated by qualifying companies. The scheme comprised options over B ordinary shares which are exercisable over a set period, dependent upon when the employee joined the scheme.

This scheme remained in existence as at December 31, 2021 and therefore the number and fair value of options presented in note 23 relate solely to this scheme.

Subsequent to the year ended December 31, 2021 the scheme was modified. This modification reflects the revised capital structure of the Company following completion of the Business Combination transaction. As part of this modification, all option holders exchanged their options held in VAGL for newly issued options in the Company.

Also subsequent to the year ended December 31, 2021, the Board of Directors adopted the 2021 Incentive Award Plan in order to facilitate the grant of cash and equity incentives, which is essential to our long-term success.

The impact of the modification of the EMI scheme and the adoption of the 2021 Inventive Aware Plan is not reflected in these financial statements as both of these events occurred subsequent to the year ended December 31, 2021.

During the year ended December 31, 2021 a total of 2,000,000 private options were awarded to Marcus Waley-Cohen. For more details see note 21 and note 27.

The movements in the number of EMI share options during the year were as follows:

	December 31,	December 31,
	2021	2020
	Number	Number
Outstanding, start of period	16,817	—
Granted during the period	3,147	16,817
Forfeited during the period	(294)	—
Outstanding, end of period	19,670	16,817

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

23Share-based payments (continued)

The EMI share options granted were all granted prior to March 31, 2021, after which no new grants were made.

The movements in the weighted average exercise price of share options during the year were as follows:

	December 31,	December 31,
	2021	2020
	£	£
Outstanding, start of period	143.28	—
Granted during the period	1,178.94	143.28
Forfeited during the period	204.00	—
Outstanding, end of period	308.06	143.28

The exercise price of share options granted during the year is based upon the valuation of VAGL in contemplation of the Business Combination and the number of VAGL shares issued and outstanding at the time of grant.

Outstanding share options

Details of share options outstanding at the end of the year are as follows:

	31 December	31 December
	2021	2020
Weighted average exercise price (£)	308.06	143.28
Number of share options outstanding	19,670	16,817
Expected weighted average remaining vesting period (years)	1.12	1.13

The number of options which were exercisable at December 31, 2021 was 7,715 (2020: 7,635) with exercise prices ranging from £38.22 to £1,298.49.

The range in exercise price reflects the valuation of VAGL as at the date when the respective options were granted.

Fair value of options granted

The weighted average fair value per option of options granted during the period at measurement date was £31.97 (2020: £6.70).

The option pricing model used was Black Scholes and the main inputs are set out in the table below. The date of grant of the options was between September 11, 2020 and March 12, 2021.

	December 31,	December 31,
	2021	2020
Average share price at date of grant (£)	492.42	40.36
Expected volatility (%)	50.00	50.00
Vesting period in years	4	1
Dividends	—	—
Option life in years	4.25	4.00
Risk-free interest rate (%)	0.28	(0.13)

The change in vesting period from December 31, 2020 to December 31, 2021 reflects the terms of the newly granted EMI share options during 2021.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

23Share-based payments (continued)

Volatility

Given the lack of share price history and volatility, the volatility has been estimated with reference to other industry competitors, on a listed stock market, with a premium attached for the uncertainty around an unlisted investment.

Share based payments charge

During the year, a charge of £156 thousand was recognised for equity settled share-based payment transactions (2020: £96 thousand). Refer to note 7 Expenses by nature.

24Derivative financial liabilities

Convertible Senior Secured Notes consists of the following:

Mudrick
£ 000
As at January 1, 2020	—
As at December 31, 2020	—
Issuance of Convertible Senior Secured Notes	141,981
Fair value movements	(26,876)
Foreign exchange movements	(2,306)
As at December 31, 2021	112,799

During the year ended December 31, 2021 additional convertible loan notes were issued to Microsoft Corporation and Rocket Internet, giving rise to proceeds of £25,000 thousand. These loans were converted into equity during the year. See note 17, Loans from related parties for more information.

Concurrently with the consummation of the Business Combination, Mudrick purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of £151,000 thousand ($200,000 thousand) for an aggregate purchase price of £145,000 thousand ($192,000 thousand) (the “Purchase Price”).

The Convertible Senior Secured Notes are initially convertible into up to 18,181,820 ordinary shares at an initial conversion rate of 90.9091 ordinary shares per £756 ($1,000) principal amount of Convertible Senior Secured Notes.

Upon the occurrence of a Fundamental Change, Mudrick has the right, at its option, to require us to repurchase for cash all or any portion of its Convertible Senior Secured Notes in principal amounts of £756 ($1,000), at a fundamental change repurchase price equal to the principal amount of the Convertible Senior Secured Notes to be repurchased plus, if repurchased before the second anniversary of issuance, certain make-whole premiums, plus accrued and unpaid interest.

A fundamental change consists of a change in beneficial owner of the Company; the sale of all or substantially all of the assets or share capital of the Company; dissolution or liquidation of the Company; or NYSE de-listing.

The Convertible Senior Secured Notes will bear interest at the rate of 7% per annum if the Company elects to pay interest in cash or 9% per annum if the Company elects to pay interest in-kind, by way of PIK Notes. Interest will be paid semi-annually in arrears. Upon the occurrence of an event of default, an additional 2.00% will be added to the stated interest rate. The Convertible Senior Secured Notes will mature on the fifth anniversary of issuance and will be redeemable at any time by the Company, in whole but not in part, for cash, at par plus, if redeemed before the second anniversary of issuance, certain make-whole premiums.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

24Derivative financial liabilities (continued)

A number of covenants exist in relation to the Company’s obligations with regard to payment of notes and interest; furnishing the trustee with exchange act reports; compliance with Section 13 or 15(d) of the Exchange Act; provision of an annual compliance certificate; relinquishing of the benefit or advantage of, any stay, extension or usury law; acquisition of notes by the Company; permitting any Company subsidiaries to become liable for the notes; limitation on liens securing indebtedness; limitation on asset sales; limitation on transactions with affiliates; limitation on restricted payments; retention of $10 million cash; guarantors; and material IP. No breaches have been identified during the year.

Accordingly, cash at bank includes £7,420 thousand deemed to be restricted as at December 31, 2021.

In accordance with IFRS 9, this is treated as a hybrid instrument and is designated it in entirety as fair value through profit or loss. Therefore, upon initial recognition the Company has not separated the convertible note into a host liability component (accounted for at amortized cost) and the derivative liability components (accounted for at fair value through profit or loss). The valuation methods and assumptions are shown in note 25.

25Financial instruments

Financial assets at amortized cost

	Carrying value		Fair value
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
Cash at bank	212,660	839	212,660	839
Trade and other receivables	672	810	672	810
	213,332	1,649	213,332	1,649

The fair value of financial assets is based on the expectation of recovery of balances. All balances are expected to be received in full.

Financial liabilities at amortized cost:

	Carrying Value		Fair Value
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
	£ 000	£ 000	£ 000	£ 000
Trade and other payables	45,717	2,128	45,717	2,128
Borrowings	—	6,309	—	6,309
Lease liabilities	1,942	1,021	1,942	1,021
	47,659	9,458	47,659	9,458

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

25Financial instruments (continued)

Financial liabilities at fair value through profit or loss:

	Carrying Value		Fair Value
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
	£ 000	£ 000	£ 000	£ 000
Convertible Senior Secured Notes	112,799	—	112,799	—
Warrant liabilities (Note 21)	10,730	—	10,730	—
	123,529	—	123,529	—

Warrants are traded in an active market and are therefore categorized in level 1 of the fair value hierarchy (see note 21). Convertible Senior Secured Notes (both host contract and embedded derivative) are categorized in level 3 of the fair value hierarchy (see note 24).

Valuation methods and assumptions

Financial liabilities at amortized cost

The fair value of trade and other payables is estimated as the present value of future cash flows, discounted at the market rate of interest at the balance sheet date if the effect is material. Due to their short maturities, the fair value of the trade and other payables approximates to their book value.

The total interest expense for financial liabilities not held at fair value through profit or loss is £747 thousand (2020: £801 thousand).

Financial liabilities at fair value through profit or loss

The fair value of the convertible senior secured notes has been estimated using a binomial lattice framework in consideration of the American-option style nature of the embedded features. Company specific inputs include the expected probability and timing of future equity financing, in addition to the probability and timing of a future fundamental change. The following observable inputs have been used:

December 31,
2021
Interest rate (%)	9.0
Risk-free rate (%)	1.25
Dividend yield	—
Volatility (%)	52.5
Credit spread (%)	21.8

As of December 16, 2021 an estimated fair value of £141,981 thousand was calculated as the issuance price of the convertible note and warrants (4% Original Issue Discount from £151,000 thousand face value). Specifically, management performed a calibration analysis, back solved for the implied credit spread such that the fair value of the convertible notes and warrants would reconcile with the £145,000 thousand issuance price as of December 16, 2021 along with other inputs such as the estimated volatility, term, dividend and risk-free rate. The implied credit spread, and the fair value of the convertible note were estimated to be 2,179 basis points and approximately £141,981 thousand, respectively, through this calibration process.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

25Financial instruments (continued)

As of December 31, 2021 an estimated a fair value of £112,799 thousand was calculated for the convertible note based on the following valuation inputs:

●	Stock price: $6.73 based on the stock price observed for as at December 31, 2021
●	Risk free rate: 1.25% based on the US Treasury Yield interpolated to match the term input
●	Volatility: 52.50% based on the estimated equity volatility as adjusted via a volatility haircut process
●	Credit spread: 2,179 bps based on the estimated implied credit spread estimated
●	Dividend yield: 0% based on management’s expectation

Had the stock price traded higher, or a higher volatility been assumed then this would have resulted in a higher fair value being attributed to the instrument.

26Financial risk management and impairment of financial assets

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk.

Credit risk and impairment

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from prepayments to suppliers and distributors and deposits with the Group’s bank.

Included in cash at bank is £10,388 thousand which is set aside to satisfy a short-term commitment that was satisfied during April 2022 and included within trade and other payables.

Also included in Cash at bank is £7,420 thousand deemed to be restricted as at December 31, 2021.

The carrying amount of financial assets represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was £672 thousand (2020: £2,799 thousand) being the total of the carrying amount of financial assets excluding cash, which includes trade receivables and other receivables. All the receivables are with parties in the UK.

The allowance account of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts considered irrecoverable are written off against the trade receivables directly. The Group provides for impairment losses based on estimated irrecoverable amounts determined by reference to specific circumstances and the experience of management of debtor default in the industry.

On that basis, the loss allowance as at December 31, 2021 and December 31, 2020 was determined as £nil for trade receivables.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s financial position. The Group’s principal exposure to market risk is exposure to foreign exchange rate fluctuations. There are currently no currency forwards, options, or swaps to hedge this exposure.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

26Financial risk management and impairment of financial assets (continued)

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. The Group received proceeds from the Business Combination transaction in USD, and subsequently holds cash in both USD and GBP. The majority of the Group’s trading costs are in GBP. The Group also has supply contracts denominated in USD and EUR. The Group holds sufficient cash in both USD and GBP to satisfy its trading costs in each of these currencies. In 2020 and 2021, the Group did not consider foreign exchange rate risk to have a material impact on the financial statements and therefore no sensitivity analysis is presented The Company may be exposed to material foreign exchange risk in subsequent years as a result of the significance of the USD denominated Convertible Senior Secured Notes in particular relative to USD cash deposits held (which were $145,098 thousand at December 31,2021) and which are expected to decline as expenses are incurred until future funding is secured.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Group’s management uses short and long-term cash flow forecasts to manage liquidity risk. Forecasts are supplemented by sensitivity analysis which is used to assess funding adequacy for at least a 12-month period.

The Company manages its cash resources to ensure it has sufficient funds to meet all expected demands as they fall due.

Maturity analysis

		Between 2 and	After more than
	Within 1 year	5 years	5 years	Total
2021	£ 000	£ 000	£ 000	£ 000
Trade and other payables	40,227	5,975	—	46,202
Lease liabilities	362	1,343	237	1,942
Convertible senior secured notes	—	112,799	—	112,799
	40,589	120,117	237	160,943

2020
Trade and other payables	2,401	—	—	2,401
Lease liabilities	175	700	397	1,272
Other borrowings	6,309	—	—	6,309
	8,885	700	397	9,982

Capital management

The Group’s objective when managing capital is to ensure the Group continues as a going concern; and grows in a sustainable manner. Given the ongoing development of eVTOL aircraft with minimal revenues, the Group relies on funding raised from the Business Combination transaction and other equity investors. Cash flow forecasting is performed on a regular basis which includes rolling forecasts of the Group’s liquidity requirements to ensure that the Group has sufficient cash to meet operational needs.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

27Related party transactions

Key management personnel

In 2021 key management personnel are the members of the Board.

In 2020 key management personnel are the CEO and the first line of reporting into the CEO, excluding support staff. There were 3 key management personnel in 2020.

Key management compensation

	2021	2020	2019
	£ 000	£ 000	£ 000
Salaries and other short term employee benefits	244	374	181
Payments to defined contribution pension schemes	14	39	24
Share-based payments	156	92	—
	414	505	205

In addition to the above, upon consummation of the Business Combination, Marcus Waley-Cohen was awarded 2,000,000 private options by the Company valued at £1,572 thousand (For more details see note 21).

Summary of transactions with other related parties

Imagination Industries Ltd

During the year ended December 31, 2021, the Group received loan funds from Imagination Industries Ltd of £2,945 thousand (2020: £5,600 thousand). The loan incurred an interest charge at 30% (2020: 30%) of £483 thousand (2020: £709 thousand) and amounts repaid totalled £737 thousand (2020: £nil).

During the year ended December 31, 2021, Imagination Industries Incubator Ltd charged the Group management fees of £108 thousand (2020: £144 thousand). The total balance outstanding at December 31, 2021 was £nil (2020: £72 thousand).

At December 31, 2021 the total balance owed to Imagination Industries Ltd was £nil (2020: £6 thousand).

Stephen Fitzpatrick

During the year ended December 31, 2021 the Group agreed to reallocate the loan outstanding from Imagination Industries Ltd totalling £9,000 thousand to Stephen Fitzpatrick. The loan was released by Stephen Fitzpatrick in exchange for newly issued share capital in the Company.

Upon consummation of the Business Combination, Stephen Fitzpatrick advanced $5m, recognised as £3,779 thousand, as part of the PIPE in exchange for 500,000 ordinary shares in the Company.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2021 (continued)

27Related party transactions(continued)

Dómhnal Slattery

On January 1, 2022, Dómhnal Slattery, who is also the Chief Executive Officer of Avolon, was appointed Chairman of the Board of Directors of the Company.

Vertical Advanced Engineering Ltd

On October 31, 2021, Vertical Advanced Engineering Ltd was disposed of for nominal consideration. During the year ended December 31, 2021, the Group charged Vertical Advanced Engineering Ltd a total of £65 thousand for engineering design services.

28Ultimate controlling party

The ultimate controlling party is Stephen Fitzpatrick.

29Non adjusting events after the reporting period

No such events have occurred following the end of the reporting period.