Form 20-F
period 2022-12-31
Vertical Aerospace Ltd.
filed 2023-03-22
CIK 1867102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Sanjay Verma

General Counsel

Telephone: +44 117 457 2094

Email: Legal@vertical-aerospace.com

Vertical Aerospace Ltd.

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	EVTL	New York Stock Exchange
Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per share	EVTLW	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.           214,211,021           ordinary shares.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer	☒ Emerging growth company

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

ii

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this Annual Report on Form 20-F (the “Annual Report”), the terms “Vertical,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Vertical Aerospace Ltd., together with its consolidated subsidiaries as a consolidated entity.

SELECTED DEFINITIONS

The following terms used in this Annual Report are defined below, unless where context otherwise requires:

“2021 Incentive Plan” means the Vertical Aerospace Ltd. 2021 Incentive Award Plan, as amended and restated, filed as Exhibit 4.3 to this Annual Report.

“AAM” means advanced air mobility, with reference to the advanced air mobility market.

“Amended and Restated Memorandum and Articles of Association” means the amended and restated memorandum and articles of association of Vertical Aerospace Ltd. adopted on December 1, 2021, a copy of which is filed as Exhibit 1.1 to this Annual Report.

“American” means American Airlines Inc.

“American Commercial Warrant Shares” means the Ordinary Shares represented by Warrant B, Warrant C, Warrant D, Warrant E, Warrant F and Warrant G (as such terms are defined in the American Warrant Instrument) to be issued to American in accordance with the American Warrant Instrument.

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

“American Warrant Instrument” means the warrant instrument entered into by Vertical immediately following the Closing, as amended and restated on July 15, 2022, pursuant to which, among other things, American received warrants exercisable for ordinary shares and shall receive additional warrants exercisable for ordinary shares upon placement of certain legally binding commitments for additional aircraft or payment of certain commitment fees.

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

“Babcock International” means Babcock Aerospace Limited.

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

“CAA” means the United Kingdom’s Civil Aviation Authority.

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

“Convertible Senior Secured Notes Shares” means the ordinary shares into which the Convertible Senior Secured Notes are convertible pursuant to the Convertible Senior Secured Notes Subscription Agreement.

“Convertible Senior Secured Notes Subscription Agreement” means the subscription agreement, dated October 26, 2021, entered into between Vertical, Broadstone and the Convertible Senior Secured Notes Investor, pursuant to which, among other things, Vertical agreed to issue and sell the Convertible Senior Secured Notes in a private placement that closed concurrently with the Business Combination.

“Convertible Senior Secured PIK Shares” means the ordinary shares representing the total amount of PIK Interest that may be issued to the Convertible Senior Secured Notes Investor.

“Earn Out Shares” means 35,000,000 ordinary shares issued at the Closing to the VAGL Shareholders and Loan Note Holders, which are held subject to restrictions and are subject to forfeiture until Vertical satisfies certain milestones.

“EASA” means the European Union Aviation Safety Agency.

“EMI Option Agreements” means certain option agreements entered into on March 15, 2022 between the Company and certain employees of the Company and its subsidiaries as replacement option agreements for share options previously granted over shares in VAGL that were exchanged for options of equivalent value over ordinary shares in the Company, which options are intended to be tax qualifying enterprise management incentive options under Schedule 5 of the U.K. Income Tax (Earnings and Pensions) Act 2003, a form of which is filed as Exhibit 4.4 to this Annual Report.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FAA” means the United States Federal Aviation Authority.

“FLYINGGROUP” means FLYING GROUP HOLDING NV.

“Iberojet” means Evelop Airlines SL, a subsidiary of Avoris Corporacion Empresarial.

“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

“Indenture” means the indenture governing the Convertible Senior Secured Notes as entered into between Vertical, Broadstone as guarantor, VAGL as guarantor and U.S. Bank National Association as trustee and collateral agent for the Convertible Senior Secured Notes.

“Initial Virgin Atlantic Warrants” means 2,625,000 warrants to purchase ordinary shares issued to Virgin Atlantic immediately after Closing in accordance with the Virgin Atlantic Warrant Instrument.

“IRS” means the U.S. Internal Revenue Service.

“JOBS Act” means the Jumpstart Our Business Startups Act.

“Leonardo” means Leonardo S.p.A.

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

“Merger Sub” means Vertical Merger Sub Ltd., a Cayman Islands exempted company.

“Molicel” means E-One Moli Energy Corp.

“Nomura” means Nomura Securities International, Inc.

“Nomura Registration Rights Agreement” means the registration rights agreement, dated as of August 5, 2022, by and between Vertical and Nomura.

“NYSE” means the New York Stock Exchange.

“OEM” means original equipment manufacturers.

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

“Purchase Agreement” means the share purchase agreement, dated as of August 5, 2022, and amended and restated on September 22, 2022, by and between Vertical and Nomura Securities International, Inc.

“Registration Rights Agreement” means the registration rights agreement entered into by Vertical, the Sponsor, American, the Avolon Warrantholders and the VAGL Shareholders at the closing of the Merger in connection with the Business Combination.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Senior Management” refers to those persons named as officers of Vertical in the section titled “Management.”

“Share Acquisition” means the acquisition by Vertical all of the issued share capital of VAGL in consideration for the issue to the VAGL Shareholders of ordinary shares, such that VAGL became a direct wholly owned subsidiary of Vertical.

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

“U.S. dollar” and “$” mean the legal currency of the United States.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, whether express or implied, other than statements of historical fact contained in this Annual Report, including without limitation, statements regarding the design and manufacture of our electric vertical takeoff and landing (“eVTOL”) aircraft, our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the guidance as described under Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects,” liquidity, growth and profitability strategies, our ability and plans to raise additional capital to fund our operations, our plans to mitigate the risk that we are unable to continue as a going concern, our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, and factors and trends affecting our business are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “forecasts,” “aims,” “potential” or “continue,” “is/are likely to” or the negative of these terms or other similar expressions, though not all forward-looking statements use these words or expressions.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Our limited operating history and that we have not yet manufactured any non-prototype aircraft or sold any aircraft to eVTOL aircraft customers;
●	If we are unable to produce, certify or launch aircraft in the volumes or timelines projected;
●	Being an early-stage company with a history of losses, we expect to incur significant expenses and continuing losses in the foreseeable future;
●	Our markets are still in relatively early stages of growth, and such markets may not continue to grow, grow more slowly than we expect or fail to grow as large as we expect;
●	Our dependence on our partners and suppliers for the components in our aircraft and for our operational needs;
●	Any accidents or incidents involving eVTOL aircraft developed by us or our competitors could harm our business;
●	Our eVTOL aircraft may not be certified by transportation authorities for production and operation within any projected timeline, or at all;
●	All of the pre-orders we have received for our aircraft are conditional and may be terminated at any time by either party and any pre-delivery payments may be fully refundable upon certain circumstances;
●	Our aircraft may not perform at the level we expect and may have potential defects;

●	Our business has grown rapidly and expects to continue to grow significantly, and any failure to manage that growth effectively could harm our business;
●	Our dependence on recruiting and retaining our senior management team and other highly skilled personnel;
●	Our business plans require a significant amount of capital and we may not be able to raise additional funds when we need or want them, or at all, to fund our operations, which could force us to curtail or even cease our planned operations and the pursuit of our growth strategy;
●	Our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern;
●	We previously identified material weaknesses in our internal controls over financial reporting, which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; and
●	The other matters described in Item 3.D. “Risk Factors.”

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

Certain estimates of market opportunity, including internal estimates of our addressable market and forecasts of market growth included in this Annual Report may prove inaccurate. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts in this Annual Report relating to the size of our target market, market demand and adoption, capacity to address this demand and pricing may prove to be inaccurate. Our addressable market estimates may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates in this Annual Report, our business could fail to successfully address or compete in such markets, if at all. We obtained certain information from the following sources:

●	Size of the global helicopter market 2019-2027 – Statista, 2022 taken together with Ride-hailing & Taxi - Worldwide – Statista, 2022, the “ reports taken together the “Statista Reports”; and
●	eVTOL/Urban Air Mobility TAM Update: A Slow Take-Off, But Sky’s the Limit — Morgan Stanley Research (“Morgan Stanley”).

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

All references in this Annual Report to “dollar,” “USD” or “$” refer to U.S. dollars, the terms “£” and “GBP” refer to British pounds sterling, and the terms “euro,” “EUR” or “€” refer to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended. For the convenience of the reader, in this Annual Report, unless otherwise indicated, balances from British pounds sterling into U.S. dollars were made at the rate of £1.00 to $1.20 which was the noon buying rate of the Federal Reserve Bank of New York on December 30, 2022. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of British pounds sterling at the dates indicated.

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

We have a limited operating history in the eVTOL aircraft industry, which is nascent and continuously evolving. eVTOL aircraft are currently in the developmental stage and we may never be successful in commercially producing our first VX4 or any other eVTOL aircraft. We have no experience as an organization in high volume manufacturing of eVTOL aircraft. We cannot assure you that we or our partners will be able to develop efficient, automated, cost-efficient manufacturing capabilities and processes and reliable sources of component supplies that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our eVTOL aircraft. You should consider our business and prospects in light of the risks and significant challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

●	design and produce safe, reliable and quality eVTOL aircraft on an ongoing basis;
●	obtain the necessary regulatory approvals in a timely manner;
●	attract, retain and motivate talented employees;
●	build a well-recognized and respected brand;
●	establish and expand our customer base;

●	successfully service our aircraft after sales and maintain a good flow of spare parts and customer goodwill;
●	improve and maintain our operational efficiency;
●	predict our future revenues and appropriately budget for our expenses;
●	anticipate trends that may emerge and affect our business;
●	anticipate and adapt to changing market conditions, including technological developments and changes in our competitive landscape; and
●	navigate an evolving and complex regulatory environment.

If we fail to adequately address any or all of these risks and challenges, our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to produce or launch aircraft in the volumes or timelines projected.

There are significant challenges associated with mass producing aircraft in the volumes that we are projecting. We have not yet developed a manufacturing facility and planning remains at the concept stage. The aerospace industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing aircraft, long lead times to bring aircraft to market from the concept and design stage, the need for specialized design and development expertise, extensive regulatory requirements, creating a brand and the need to establish maintenance and service locations. As a manufacturer of eVTOL aircraft, we face a variety of added challenges to entry that a traditional aircraft manufacturer would not encounter, including additional costs of developing and producing an electric powertrain, complexity of developing, manufacturing, and sourcing suitable materials for our batteries, regulations associated with the transport of lithium-ion batteries and unproven high-volume customer demand for a fully electric aerial mobility service. Additionally, we will need to develop assembly lines at volumes for which there is no precedent within the traditional aerospace industry. If we are not able to overcome these barriers, our business, prospects, operating results and financial condition will be negatively impacted, and our ability to grow our business will be harmed.

We have not yet constructed a high-volume production facility in which to manufacture and assemble our aircraft. Our manufacturing facility plans are still in process, and various aspects of the component procurement and manufacturing plans have not yet been determined. We are currently evaluating, qualifying, selecting and negotiating contracts with our suppliers for the planned production aircraft. However, we may not be able to engage suppliers for the remaining components in a timely manner, at an acceptable price or in the necessary quantities.

We also have to obtain all of the necessary regulatory approvals in each of our markets in order to sell our aircraft and for our customers to operate them. We will have to obtain aircraft type certification from the CAA, the EASA and the FAA, as well as local regulators in other countries where we intend to sell aircraft, and there can be no assurance that we will obtain certification of our aircraft in the time frame that we project, or at all, which would impact our overall timetable to produce our aircraft. Should there be any delays to our projected production timetables, this could have a material effect on our ability to deliver any orders to our customers, which could have a material adverse effect on our relationships with our current and existing customers and adversely affect our reputation. We also will be required to obtain and maintain a Design Organisation Approval (“DOA”) and a Production Organisation Approval (“POA”) from the CAA in order to be able to manufacture aircraft pursuant to an approved type design (e.g., type certificate). Securing and maintaining a DOA and POA will involve extensive ongoing oversight by the CAA of our team, company capabilities, processes and production facilities. If we are unable to obtain and maintain a DOA or POA, or the CAA imposes unanticipated restrictions as a condition of approval, our projected costs of production could increase substantially and ultimately we may be unable to commercialize our aircraft.

Securing our DOA and POA, and the timing of our production ramp up, are dependent upon finalizing certain aspects of the design, engineering, component procurement, testing, build out and manufacturing plans in a timely manner and upon our ability to execute these plans within the timeline we set. We intend to fund the build out of this manufacturing facility using existing cash, capital from ordinary shares sold to Nomura pursuant to the Purchase Agreement and/or future financing opportunities. If we are unable to obtain the funds required on the timeline that we anticipate, our plans for building our manufacturing plants could be delayed which may adversely affect our business, financial condition and operating results.

There can be no assurance that we will be able to achieve certification on any projected timeline or at all, which would have a material adverse effect on our ability to produce our aircraft and meet our customers’ demands, any of which would have a material adverse effect on our reputation, business, financial condition and results of operations.

We are a pre-revenue, early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the foreseeable future.

We are a pre-revenue, early-stage company that has incurred losses in the operation of our business related to research and development activities since inception. We anticipate that our expenses will increase and that we will continue to incur losses in the future until at least the time we begin commercial manufacturing of our aircraft. Even if we are able to successfully develop and sell our aircraft, there can be no assurance that the aircraft will be commercially successful and achieve or sustain profitability.

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

Our suppliers and partners, some of whom are currently single source suppliers for certain components, are a key part of our business model in order to manufacture our aircraft. Our supplier and partner base is located globally, and we strategically partnered with what we believe to be industry leaders in order to supply high quality components for our aircraft. Many of the components used in our aircraft are being custom made for us, including our flight controls systems, engine, avionics systems and software, all of which are currently being developed with our partners. This supply chain exposes us to multiple potential sources of delivery failure or component shortages for our aircraft, most of which are out of our control, including shortages of, or disruptions in the supply of, the raw materials used by our partners in the manufacture of components, disruptions to our partners’ workforce (such as strikes or labor shortfalls), disruptions to, or capacity constraints affecting, shipping and logistics and delays to the design, development or delivery of the custom components.

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

In addition, if we experience a significant increase in demand beyond the anticipated volumes, or need to replace our existing suppliers, there can be no assurance that additional suppliers of component parts will be available when required on terms that are acceptable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. Further, if we are unable to manage successfully our relationships with all of our suppliers and partners, the quality and availability of our aircraft may be harmed. Our suppliers or partners could, under some circumstances, decline to accept new purchase orders from, or otherwise reduce their business with, us. Any disruptions in the supply of components from our suppliers and partners could lead to delays in aircraft production, which would materially adversely affect our business, financial condition and operating results.

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

Accidents or incidents involving eVTOL aircraft developed by us or our competitors could have a material adverse effect on our business, financial condition and results of operations.

Test flying prototype aircraft is inherently risky, and accidents or incidents involving our aircraft are possible. Any such occurrence would negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to the sales of our aircraft.

The operation of aircraft is subject to various risks, and we expect demand for our aircraft to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain certification from the CAA, the EASA, and/or the FAA for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters were due to a safety fault. We believe that regulators and the general public are still forming their opinions about the safety and utility of aircraft that are highly reliant on lithium-ion batteries and/or advanced flight control software capabilities. An accident or incident involving either our aircraft or a competitor’s aircraft during these early stages of opinion formation could have a disproportionate impact on the longer-term view of the emerging AAM market.

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

We are at risk of adverse publicity stemming from any public incident involving our company, our people, our brand or other companies in our industry. Such an incident could involve the actual or alleged behavior of any of our employees or third-party contractors. Further, if our personnel, our aircraft or other types of aircraft are involved in a public incident, accident, catastrophe, litigation or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident. In addition, any such incident, accident, catastrophe, litigation or action involving our employees, our aircraft or other types of aircraft could create an adverse public perception, which could harm our reputation, result in passengers being reluctant to use our services and adversely impact our business, results of operations and financial condition.

Our eVTOL aircraft may not be certified by transportation authorities in a timely manner, or at all, which could adversely affect our prospects, business, financial condition and results of operations.

eVTOL aircraft involve a complex set of technologies, which we and our partners and suppliers must continue to develop and rely on independent third-party aircraft operators to adopt. However, before eVTOL aircraft can fly passengers, the aircraft must receive requisite approvals from the relevant authorities. No eVTOL aircraft are currently certified by the CAA, the EASA or the FAA for commercial operations, and there is no assurance that our research and development will result in regulatory-certified aircraft that are market-viable or commercially successful in a timely manner, or at all. In order to gain regulatory certification, the safety of our eVTOL aircraft must be proven, which cannot be assured. Even if eVTOL aircraft are certified, individual operators must conform eVTOL aircraft to their licenses and air operator certificates, which requires the CAA, the EASA and the FAA approval, and individual pilots also must be licensed and approved by the CAA, the EASA and/or the FAA, as applicable, to fly eVTOL aircraft, which could contribute to delays in any widespread use of eVTOL aircraft and potentially limit the number of eVTOL aircraft operators available to purchase our aircraft.

All of the pre-orders we have received for our aircraft are not legally binding, are conditional, and may be terminated without penalty at any time by either party. If these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected.

All of the pre-orders we have received to date are conditional and are subject to the occurrence of certain agreed upon conditions with the respective parties, including that all such pre-orders may be terminated in writing without penalty by either party. We have received pre-orders for over 1,400 aircraft as of the date of this Annual Report, which includes pre-orders from: American Airlines, with a pre-order of up to 250 aircraft and an option to purchase an additional 100 aircraft; Bristow, with a pre-order of 25 aircraft and an option for up to 25 additional aircraft; Iberojet, with a pre-order of 20 aircraft and an option for up to 80 additional aircraft; Marubeni, with a pre-order option to purchase up to 200 aircraft; Virgin Atlantic, with an option to purchase between 50 and 150 aircraft; and FLYINGGROUP, with a pre-order of 25 aircraft and an option for up to 25 additional aircraft. Within our indirect channel sales channel, Avolon, the world’s second largest aircraft leasing company, agreed to pre-order up to approximately 310 aircraft, with an option to pre-order a further 190 aircraft approximately, and as of March 2022, Avolon had placed approximately 550 aircraft to international airlines consisting of up to 250 aircraft to GOL and Grupo Comporte in Brazil, up to 100 aircraft to Japan Airlines, a minimum of 100 aircraft with AirAsia and up to 100 aircraft with Gözen Holding in Turkey.

Each of Avolon, American Airlines, Bristow, Iberojet, Marubeni, Virgin Atlantic and FLYINGGROUP have agreed to ordinary course terms and conditions contained in our memoranda of understanding with them, subject to specific agreed-upon terms and conditions precedent with each party, including, among other things, certain deadlines to enter into a long-form master purchase agreement regarding the number of aircraft and, for certain of such purchasers, the potential creation of joint working groups to explore opportunities in the various jurisdictions in which our customers operate.

All of our pre-orders are not legally binding until we have executed a master purchase agreement between us and each party that contains the final terms for the purchase of our aircraft, including, but not limited to, the final number of aircraft to be purchased and the timing for delivery of the aircraft. We intend to execute such master purchase agreement prior to certain dates agreed upon with each party.

In 2022, we extended and amended our memorandum of understanding with American Airlines, pursuant to which we agreed to enter into a master purchase agreement that will contain the final terms for the purchase of our aircraft (the “AA Master Purchase Agreement”) by October 31, 2023, and American Airlines committed to pay a pre-delivery payment (the “Pre-Delivery Payment”) upon the satisfaction of certain conditions. We committed to reserve delivery slots for the first 50 VX4 aircraft of American Airlines’ conditional pre-order of up to 250 aircraft in exchange for the payment of the Pre-Delivery Payment. Subject to the final terms of the AA Master Purchase Agreement, the parties agreed that the Pre-Delivery Payment will be released to Vertical upon the satisfaction of certain conditions agreed by the parties, and later be used to set off against the purchase price for the number of aircraft ultimately purchased by American Airlines pursuant to the AA Master Purchase Agreement. Such Pre-Delivery Payment may be refundable in full to American Airlines under certain circumstances.

In January 2023, we received a pre-delivery payment from Marubeni for the reservation of aircraft delivery slots for 25 out of its conditional pre-order of up to 200 aircraft. Such reservation fee may be refundable in full to Marubeni under certain circumstances.

The obligations of each of Avolon, American Airlines, Bristow, Iberojet, Marubeni, Virgin Atlantic and FLYINGGROUP to consummate the order will arise only after all of such material terms are agreed in the discretion of each party. As a result, there can be no assurance that Avolon, American Airlines, Bristow, Iberojet, Marubeni, Virgin Atlantic and/or FLYINGGROUP will place a sufficient number of orders, if any at all, for our aircraft, which could adversely affect our business, prospects and results of operations. If any of these orders are cancelled, modified or delayed, or otherwise not consummated, or if we are otherwise unable to convert our strategic relationships into sales revenue, our business, results of operations, liquidity and cash flow will be affected.

Our aircraft may not perform at the level we expect on projected timelines and may have potential defects, such as higher than expected noise profile, lower payload than initially estimated, shorter range and/or shorter useful lives than we anticipate.

Our aircraft may not perform at the level we expect on projected timelines or may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our aircraft may have a higher noise profile than we expect, carry a lower payload or have shorter maximum range than we estimate. Our aircraft will also use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced.

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

Further, some components of our aircraft, such as the batteries, may have a lower performance life than we initially expected, and will have a significantly shorter performance life than that of the aircraft overall, requiring frequent replacement. This could put an additional strain on our supply chain and may add to the overall operating cost of the aircraft, thereby negatively impacting the attractiveness of our aircraft to our operator customers.

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

We intend to continue to hire a significant number of additional personnel with considerable expertise, including software engineers, design and production personnel and service technicians for our aircraft. Because our eVTOL aircraft are based on a different technology platform from traditional internal combustion engines, individuals with sufficient training and experience in eVTOL aircraft may not be available to hire, and as a result, we will need to expend significant time and expense training any newly hired employees. Competition for individuals with experience designing, producing and servicing electric aircraft and their software is intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business, financial condition and operating results.

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

Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including engineering, finance, marketing, sales, and technology and support personnel. Competition for senior management and key personnel in our sector is intense and the pool of qualified candidates is limited, and we may be unable to hire or retain sufficient numbers of appropriately skilled personnel to deliver on our plans. The loss of any one or more members of our senior management team or other highly skilled personnel, for any reason, including resignation, retirement or corporate restructuring, could impair our ability to execute our business strategy and harm our business, financial condition and results of operations. Additionally, our financial condition and results of operations may be adversely affected if we are unable to attract and retain skilled employees to support our operations and growth.

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

Our aircraft utilization may be lower than expected, and our aircraft may be limited in its performance during certain weather conditions or in other environmental conditions.

Our aircraft, when produced, may not be able to fly safely over certain terrain, for example over desert or large bodies of water, or in certain weather conditions, including snowstorms, thunderstorms, lightning, hail, icing conditions, fog and/or excessive heat. This inability to operate in these conditions could reduce our aircraft utilization and cause delays and disruptions in the services provided by our customers and partners. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including adverse weather conditions, security requirements, air traffic congestion and unscheduled maintenance events. The success of our business is dependent, in part, on the utilization rate of our aircraft by our customers and reductions in utilization may adversely impact the expected sales of our aircraft and aftermarket service revenue, therefore, our financial performance and results of operations.

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

Our competitors may commercialize their technology before us in one or more markets.

While we expect to be one of the pioneering companies to market eVTOL aircraft, we expect this industry to be increasingly competitive, and it is possible that our competitors could launch in one or more markets before us. Even if we are among the first to market, we may not fully realize the benefits we anticipate, and we may not receive any competitive advantage or may be overcome by other competitors. If new companies or existing aerospace companies launch competing solutions in the markets in which we intend to operate and/or obtain large scale capital investment, we may face increased competition.

Additionally, our competitors may benefit from our efforts in developing consumer and community acceptance for eVTOL aircraft, making it easier for them to obtain the permits and authorizations required to sell the aircraft in the markets in which we intend to sell or in other markets. In the event we do not capture an early-mover advantage, it may harm our business, financial condition, operating results and prospects.

Many of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their offerings, or offer lower prices. In particular, our competitors may be able to obtain the relevant certification and approvals for their aircraft before us. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties or may undertake an acquisition or merger to combine their business and technologies that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products that compete directly or indirectly with ours in the future.

We currently target many customers, suppliers and partners that are large corporations with substantial negotiating power and exacting product, quality and warranty standards. If we are unable to sell our products to these customers on satisfactory terms, or buy our suppliers’ products on satisfactory terms, our prospects and results of operations will be adversely affected.

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

There may be a shortage of pilots and mechanics who meet the training standards required, which could reduce our ability to sell our aircraft at scale and on timelines contemplated.

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

Our growth is highly dependent upon the adoption of electric aircraft by customers in the aviation industry, as well as consumers who will travel in the aircraft. The target demographic markets for our aircraft are highly competitive. If the market for electric aircraft does not develop at the rate or in the manner or to the extent that we expect, or if critical assumptions we have made regarding the efficiency of our electric aircraft are incorrect or incomplete, our business, prospects, financial condition and operating results will be harmed. The market for electric aircraft is new and untested and is characterized by rapidly changing technologies, price competition, numerous competitors, evolving government regulation and industry standards and uncertain customer demands and behaviors.

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

Continuing to increase the strength of our reputation and brand for high-performing, sustainable, safe and cost-effective advanced air mobility is critical to our ability to attract and retain customers and partners. In addition, our growth strategy includes international expansion through joint ventures or other partnerships with local companies that would benefit from our reputation and brand recognition. The successful development of our reputation and brand will depend on a number of factors, many of which are outside our control. Negative perception of our aircraft or company may harm our reputation and brand, including as a result of:

●	complaints or negative publicity or reviews about us, independent third-party aircraft operators, fliers or other brands or events that we associate with, even if factually incorrect or based on isolated incidents;
●	changes to our operations, safety and security or other policies that customers, end-users or others perceive as overly restrictive, unclear or inconsistent with our values;
●	illegal, negligent, reckless or otherwise inappropriate behavior by fliers, independent or other third parties involved in the operation of our business or by our management team or other employees;
●	actual or perceived disruptions or defects in our aircraft;
●	litigation over, or investigations by regulators into, our operations or those of our independent third-party aircraft operators, or our senior management or other personnel;
●	a failure to operate our business in a way that is consistent with our values;
●	negative responses by independent third-party aircraft operators or fliers to new mobility offerings; or
●	any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole.

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

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

The global economy, including credit and financial markets, has recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, fluctuations in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. If the current equity and credit markets continue to deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Furthermore, our share price may also decline due in part to the volatility of the stock market and the general economic downturn. In addition, there is a risk that one or more of our partners or suppliers may not survive an economic downturn or recession, which could have a material adverse effect on our ability to manufacture our aircraft in a timely manner or otherwise affect our strategic business goals. As a result, our business, our results of operations and the price of our ordinary shares may be adversely affected.

We are subject to risks related to health epidemics and pandemics, including the ongoing COVID-19 pandemic, which could adversely affect our business and operating results.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, including the ongoing COVID-19 pandemic. The effects and potential effects of COVID-19, include, but are not limited to, its impact on general economic conditions, trade and financing markets, changes in customer behavior and continuity in business operations creates significant uncertainty. The spread of COVID-19 also disrupted the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers, and has led to a global decrease in aircraft sales in markets around the world. In particular, the COVID-19 crisis may cause a decrease in demand for our aircraft if our customers delay purchases of aircraft generally, an increase in costs resulting from our efforts to mitigate the effects of COVID-19 or the increase in cost of raw materials, delays in our schedule to full commercial production of electric aircraft, disruptions to our supply chain, and the implementation or reinstatement of government restrictions, among other negative effects.

The full impact of the COVID-19 pandemic continues to evolve and the extent to which it may continue to affect our business (including our ability to test aircraft and the ability of regulators to certify our aircraft) will depend on continued developments. As such, the extent to which the COVID-19 pandemic and related global events and market impacts will affect our financial condition, liquidity, and future results of operations is uncertain and cannot be predicted. Even after the COVID-19 pandemic has subsided, we may continue to suffer an adverse effect to our business due to the global economic effects, including any economic recession.

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

In order to develop and manufacture our aircraft, we must be able to obtain and maintain adequate facilities and infrastructure. We may be unsuccessful in obtaining, developing and/or maintaining these facilities in a commercially viable manner. Even if we are able to begin assembly operations in these facilities, maintenance of these facilities will require considerable capital expenditure as we expand operations. We cannot provide any assurance that we will be successful in obtaining and maintaining adequate facilities and infrastructure, and any failure to do so may result in our inability to develop and manufacture our aircraft as expected or on projected timelines, which would adversely affect our business, financial condition and results of operations.

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

Market and regulatory trends to reduce climate change may not evolve in the direction and within the timing expected, which could have a negative impact on our business plan.

A number of governments globally have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels and energy efficiency is becoming more stringent and is gaining more widespread market approval, as consumers expect companies to play a role in addressing climate change. Our aircraft will operate on electricity and are being designed to produce zero carbon emissions in operation. We expect that market and regulatory trends favoring such “clean” energy and addressing climate change will continue to evolve in our favor. However, there may be changes or reversals in such market and regulatory trends, such as less focus on climate-friendly solutions or less stringent legislation with respect to emissions. In addition, we are not currently able to determine the overall carbon footprint associated with the lifecycle of our aircraft, including relative to alternative modes of transport, and this may ultimately have a detrimental effect on the marketability of our aircraft to customers and consumers. This could result in lower demand for our eVTOL aircraft and have an adverse effect on our business.

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

We will rely on the vertiport network being developed by third parties. The ability of such networks to support high-volume eVTOL service and our aircraft could have an adverse effect on the use of our aircraft and our expected growth potential.

In order to use our aircraft, our customers will require adequate landing infrastructure. As airports and heliports around the world become more congested, it may not be possible to ensure that our customers’ plans can be implemented in a commercially viable manner given infrastructure constraints, including those imposed by inadequate facilities at desirable locations. Access to airports, heliports and vertiports may be prohibitively expensive, not available at all, or may be inconsistent with our projections. Our customers’ advanced air mobility service will depend on the ability to develop and operate vertiports in desirable locations in metropolitan locations. Developing and operating vertiport locations will require significant financial investment and permits and approvals from international, national and local regulatory authorities and government bodies and our customers’ ability to operate their service will depend on such permits and approvals. We cannot predict whether our customers will be willing or able to make such investment, or whether they will receive such permits and approvals or whether they will receive them in a timely manner. If any of our current or future customers are prohibited, restricted or delayed from developing and operating desirable vertiport locations, our business could be adversely affected.

The current conditional pre-orders and future sale orders of our aircraft, in both cases once formalized by the execution of master purchase agreements, may or may not be subject to indexed price escalation clauses, which could subject us to losses if we have cost overruns or if increases in costs exceed the applicable escalation rate.

Aircraft sales contracts are often entered into years before the aircraft are delivered. In order to help account for economic fluctuations between the contract date and delivery date, aircraft pricing in such master purchase agreements may include price escalation clauses to account for cost increases from labor, commodity and other price indices. Our revenue estimates are based on current assumptions with respect to these escalation formulas, but the actual escalation amounts are outside of our control. Escalation factors can fluctuate significantly from period to period and changes in escalation amounts can significantly impact revenues and operating margins in our eVTOL business. We can make no assurance that any customer, current or future, will exercise purchase options, fulfill existing purchase commitments or purchase additional products or services from us. The terms and conditions of the pre-orders regarding price escalation clauses are yet to be determined, and there is no assurance that they will be determined in a manner that will mitigate the risks described above.

Our business plans require a significant amount of additional capital beyond our current cash and cash equivalents. Such additional capital might not be available to us in a timely manner or on terms that are acceptable, or at all. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

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

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. For example, the global economy, including credit and financial markets, has recently experienced extreme volatility and disruptions. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. In addition, market conditions impacting financial institutions could impact our ability to access some or all of our cash, cash equivalents and marketable securities, and we may be unable to obtain alternative funding when and as needed and on acceptable terms, if at all. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. If we are unable to obtain any funding, or if we do not have sufficient resources to conduct our business as projected, we might be forced to curtail or discontinue our operations, sell or dispose of our assets, potentially to a competitor at less favorable prices, or enter into a business combination on less favorable terms.

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

In addition, while we expect from time to time to apply for, and to be a recipient of, government grant funding under various schemes, we cannot be certain that any such amounts will be received in whole or in part, including under schemes for which we or the applicable government agency have announced an indicative award of funding to us. Under such schemes we could receive less funding than we expect or ultimately none at all, including as a result of failure to enter into necessary agreements with third parties or the non-fulfilment of other conditions precedent, the early termination or amendment of the grant funding scheme, failure to adhere to the terms and conditions applicable to the project, our failure to secure sufficient resources to be able to claim the full eligible amount of the grant funding, failure to progress the technology development project according to our current plans or because the relevant project changes in scope or duration.

If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected

Our recurring losses from operations indicates that a material uncertainty exists that may raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern.

We have incurred net losses since inception and to date have not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of electric aircraft. Commensurate with being in the development phase of our journey to the commercialization of the VX4, we have invested heavily in research to support the development of our aircraft. As of December 31, 2022, we had £122.8 million of cash and cash equivalents on hand including short-term deposits.

We have prepared a cash flow forecast and have considered our ability to continue as a going concern for the foreseeable future, being at least 12 months following the date of this Annual Report. Within the next 12 months following the date of this Annual Report, we expect our funding requirements to be approximately £90 million, which will be used primarily to fund the creation and testing of the prototype aircraft, support the certification process and invest in additional personnel across both engineering and support functions.

We will need to raise additional capital to fund our future operations and remain as a going concern, before we use all of our existing resources. There can be no assurance that we will be able to obtain additional funding on acceptable terms and thus have sufficient funds to meet our funding requirements. As a result, the timely completion of financing is important for our ability to continue as a going concern when we have exhausted our existing resources

Our forecast is based on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. These factors indicate that a material uncertainty exists that may raise significant doubt (or substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern and therefore we may be unable to realize our assets and discharge our liabilities in the normal course of business.

There can be no assurance that we will be able to obtain additional funding on acceptable terms, if at all. To the extent that we raise additional capital through future equity offerings, the ownership interest of ordinary shareholders will be diluted, which dilution may be significant. However, we cannot guarantee that we will be able to obtain any or sufficient additional funding or that such funding, if available, will be obtainable on terms satisfactory to us. We may also seek to defer certain operating expenses unless and until additional capital is received. In the event that we are unable to obtain any or sufficient additional funding or defer sufficient operating expenses, there can be no assurance that we will be able to continue as a going concern, and we may be forced to delay, reduce or discontinue certain activities, including planned research and development activities, hiring plans, flight tests and manufacturing activities or commercialization efforts.

Significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern may materially and adversely affect the price per share of our ordinary shares, and it may be more difficult for us to obtain financing. If potential collaborators decline to do business with us or potential investors decline to participate in any future financings due to such concerns, our ability to increase our cash position may be limited. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

We have prepared our consolidated financial statements assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Our consolidated financial statements included in this Annual Report do not include any adjustments to reflect the possible inability to continue as a going concern. If we are unable to continue as a going concern, you could lose all or part of your investment.

Please refer to note 2 to our consolidated financial statements for the year ended December 31, 2022 included elsewhere in this Annual Report.

It is not possible to predict the actual number of ordinary shares we will sell under the Equity Subscription Line to Nomura or the actual gross proceeds resulting from those sales.

On August 5, 2022, we entered into the Purchase Agreement with Nomura, pursuant to which Nomura has committed to purchase up to $100 million in aggregate gross proceeds of our ordinary shares, subject to certain limitations and conditions set forth in the share purchase agreement (the “Equity Subscription Line”). As of December 31, 2022, we had sold approximately 1.1 million ordinary shares at a weighted average price per share of $7.70, net of transaction costs, and have received approximately $8,497 thousand in net proceeds from the Equity Subscription Line, and we have the right to continue to sell ordinary shares under the Equity Subscription Line as long as it remains available to us.

We generally have the right to control the timing and amount of any sales of our ordinary shares to Nomura under the Equity Subscription Line. Sales of our ordinary shares, if any, to Nomura under the Equity Subscription Line will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Nomura all, some or none of the ordinary shares that may be available for us to sell to Nomura pursuant to the Equity Subscription Line. However, even if we elect to sell ordinary shares to Nomura pursuant to the Equity Subscription Line, Nomura may resell all, some or none of such shares at any time or from time to time in its sole discretion and at different prices.

Because the purchase price per share of ordinary shares to be paid by Nomura for the ordinary shares that we may elect to sell to Nomura under the Equity Subscription Line, if any, will fluctuate based on the market prices of our ordinary shares at the time we elect to sell ordinary shares to Nomura pursuant to the Equity Subscription Line, if any, it is not possible for us to predict the number of ordinary shares that we will sell to Nomura under the Equity Subscription Line, the purchase price per share that Nomura will pay for ordinary shares purchased from us under the Equity Subscription, or the aggregate gross proceeds that we will receive from those purchases by Nomura under the Equity Subscription Line.

As a result, it may become necessary for us to issue and sell to Nomura under the Equity Subscription Line more than the 20 million ordinary shares currently registered for resale in order to receive aggregate gross proceeds equal to $100 million under the Purchase Agreement, which would require that we file with the SEC one or more additional registration statements to register under the Securities Act the resale by Nomura of any such additional ordinary shares we wish to sell from time to time under the Equity Subscription Line, which the SEC must declare effective before we may elect to sell any additional ordinary shares to Nomura under the Equity Subscription Line. Any issuance and sale by us under the Equity Subscription Line of a substantial amount of ordinary shares in addition to the 20 million ordinary shares registered for resale by Nomura could cause additional substantial dilution to our shareholders.

Our Convertible Senior Secured Notes issued and outstanding may impact our financial results, result in the dilution of our shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to raise additional capital or take advantage of future opportunities.

In connection with the Business Combination, we issued and sold an aggregate of $200 million principal amount of Convertible Senior Secured Notes to the Convertible Senior Secured Notes Investor in a private placement. The Convertible Senior Secured Notes are convertible for ordinary shares at a conversion rate of 90.9091 ordinary shares per $1,000 principal amount of Convertible Senior Secured Note, subject to adjustments to such rate as provided in the Indenture, and bear interest at a rate of 7.00% per annum for cash interest or 9.00% per annum for interest paid-in-kind, which is to be selected at our option and is paid semiannually. The sale of the Convertible Senior Secured Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of our ordinary shares into which the Convertible Senior Secured Notes are convertible. If our ordinary shares are issued to the holders of the Convertible Senior Secured Notes upon conversion, there will be dilution to our shareholders’ equity and, if some or all such issued shares are then resold by the Convertible Senior Secured Notes Investor, the market price of our ordinary shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our ordinary shares caused by the sale, or potential sale, of shares issuable upon conversion of the Convertible Senior Secured Notes could also encourage short sales by third parties, creating additional selling pressure on our ordinary share price.

In addition, pursuant to the Indenture, if we issue additional ordinary shares or additional securities convertible into ordinary shares at an average price per share (or in the case of convertible securities, the effective conversion price per share) (the “Issue Price”) lower than the last reported sale price of our ordinary shares on the issue date of the Convertible Senior Secured Notes, and if the number of additional ordinary shares (or the number of ordinary shares underlying any such additional convertible securities) in the aggregate (in one or a series of transactions) exceeds 2.5% of the number of outstanding ordinary shares as of the issue date of the Convertible Senior Secured Notes, then the conversion rate for the Convertible Senior Secured Notes will be increased to be equal to $1,000 divided by the Issue Price, subject to limited exceptions (the “Anti-Dilution Adjustment”). The Anti-Dilution Adjustment may limit our ability to raise capital through the sale of additional equity securities without triggering the Anti-Dilution Adjustment. If the Anti-Dilution Adjustment is triggered, there will be additional dilution to our shareholders’ equity and the market price of our ordinary shares may decrease more due to the additional ordinary shares issuable upon conversion of the Convertible Senior Secured Notes as a result of the Anti-Dilution Adjustment.

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

In the ordinary course of business, we collect, store, and transmit information, including personal information, in relation to our current, past or potential customers, business partners, employees and contractors. We therefore face particular privacy, data security, and data protection risks in connection with requirements of the European Union’s General Data Protection Regulation 2016/679 (“GDPR”), national implementing legislation of the GDPR, the United Kingdom GDPR and U.K. Data Protection Act 2018 (which retains the GDPR in U.K. national law (the “U.K. GDPR”)) and other data protection regulations in the European Economic Area (“EEA”) and the U.K. Among other stringent requirements, the GDPR and U.K. GDPR restrict transfers of data outside of the EEA and U.K. to third countries deemed to lack adequate privacy protections (such as the U.S.), unless an appropriate safeguard specified is implemented. A July 16, 2020 decision of the Court of Justice of the European Union invalidated a key mechanism for lawful data transfer to the U.S. and called into question the viability of its primary alternative, the standard contractual clauses. While the European Commission has since then published revised standard contractual clauses and the United Kingdom’s Information Commissioner’s Office has published new data transfer standard contracts for transfers from the UK under the UK GDPR, each of which must be used for relevant new data and existing transfers (subject to grace periods), the ability of companies to lawfully transfer personal data from the EEA and the U.K. to the U.S. and other third countries is presently complex and uncertain. We currently rely on the standard contractual clauses to transfer personal data outside the EEA and the U.K., including to the U.S. among other data transfer mechanisms pursuant to the GDPR and U.K. GDPR. Other countries have enacted or are considering enacting similar cross-border data transfer rules or data localization requirements. As this area and the enforcement landscape relating to it further develop, we could: suffer additional costs, complaints and/or regulatory investigations or fines; have to stop using certain tools and vendors and make other operational changes; have to implement revised standard contractual clauses for existing intragroup, customer and vendor arrangements within required time frames; and/or it could otherwise affect our future ability to deliver our products in the EEA, the U.K. and other foreign markets.

Fines for certain breaches of the GDPR and the U.K. GDPR are significant. For example, fines for certain breaches of the GDPR or the U.K. GDPR are up to the greater of €20 million / £17.5 million or 4% of total global annual turnover. In addition to the foregoing, a breach of the GDPR or U.K. GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, and/ or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

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

In the U.S., there are numerous federal and state data privacy and protection laws and regulations governing the collection, use, disclosure, protection and other processing of personal data, including federal and state data privacy laws, data breach notification laws and consumer protection laws. We may become subject to these laws and regulations. For example, the FTC and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online and offline collection, use, dissemination, and security of data. Such standards require us to publish statements that describe how we handle personal data and choices that individuals may have about the way we handle their personal data. If such information we publish is considered untrue or inaccurate, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Moreover, according to the FTC, violating consumers’ data privacy rights or failing to take appropriate steps to keep consumers’ personal data secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices. Some states, such as California and Massachusetts, have passed specific laws mandating reasonable security measures for the handling of consumer data. Further, data privacy advocates and industry groups have regularly proposed and sometimes approved, and may propose and approve in the future, self-regulatory standards with which we must legally comply or that contractually apply to us.

In addition, many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, and data breaches. Such legislation includes the California Consumer Privacy Act of 2018 (“CCPA”), which came into force in January 2020 and created new consumer rights, and imposes corresponding obligations on covered businesses, relating to the access to, deletion of, and sharing of personal information collected by covered businesses, including California residents’ right to access and delete their personal information, opt out of certain sharing and sales of their personal information, and receive detailed information about how their personal information is used. The CCPA prohibits discrimination against individuals who exercise their privacy rights, and provides for civil penalties for violations that are enforceable by the California Attorney General as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. In addition, California voters passed the California Privacy Rights Act (“CPRA”), which came into effect on January 1, 2023. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered businesses and expanding California residents’ rights with respect to certain sensitive personal information, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The CPRA also establishes the California Privacy Protection Agency, which some observers have noted that the CCPA (and the CPRA) marks the beginning of a trend toward more stringent data privacy legislation in the United States, and multiple states have enacted, and are expected to enact, similar or more stringent laws. In March 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act (the “VCDPA”), which took effect on January 1, 2023. The VCDPA creates consumer rights similar to the CCPA, and imposes corresponding obligations on covered businesses, relating to the access to, deletion of, and disclosures of personal data collected by covered businesses about Virginia residents. The VCDPA provides for civil penalties for violations that are enforceable by the Virginia Attorney General. Further, Colorado, Utah and Connecticut recently passed comprehensive privacy laws that take effect in 2023 and will impose obligations similar to or more stringent than those we may face under other data protection laws. There is also discussion in Congress of a new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted. Such new laws and proposed legislation, if passed, could have conflicting requirements that could make compliance challenging, require us to expend significant resources to come into compliance, and restrict our ability to process certain personal information.

If we or our third-party service providers experience a security breach, or if unauthorized parties otherwise obtain access to our data or systems, including our customers’ data, partners’ data or other personal data, our reputation may be harmed, demand for services may be reduced and we may incur significant liabilities.

Our services currently are expected to continue to involve the storage, processing and transmission of data, including certain personal data and confidential and sensitive information. Any security breach, including those resulting from a cybersecurity attack, phishing attack or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to our reputation, litigation, regulatory investigations or other liabilities. These attacks may come from individual hackers, criminal groups and state-sponsored organizations. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly prevalent and severe, and can lead to significant interruptions in our operations, loss of data and income, reputational loss, diversion of funds, and may result in fines, litigation and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments.

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

We maintain public liability and employers liability insurance and aviation liability coverage, directors and officers insurance and other insurance policies, and we believe our level of coverage is customary in our industry. However, there can be no assurance that it will be sufficient to cover potential claims or that present levels of coverage will be available in the future at reasonable cost. The eVTOL market is currently a nascent market for insurers, and as such, insurers may be unwilling to cover the risks associated with eVTOL technology, either partially or at all. Further, we expect our insurance needs and costs to increase as we build production facilities, manufacture aircraft, establish commercial operations and expand into new markets, and it is too early to determine what impact, if any, the commercial operation of eVTOLs will have on our insurance costs.

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

We are subject to U.K. corporation tax, which is levied on profits generated in the U.K. and abroad. The U.K. corporation tax rate is currently 19% for the 2022/23 tax year. From April 1, 2023 the main U.K. corporation tax rate will rise to 25%, which will affect our post-tax profits.

We carry out extensive research and development activities, and as a result, we expect to benefit in the United Kingdom from HM Revenue & Customs’ (“HMRC”) research and development expenditure credit (“RDEC”), which provides relief against U.K. corporation tax. Broadly, RDECs provide a tax credit currently equal to 13% of “qualifying research and development expenditure” made from April 1, 2020 (the rate was previously 12% of qualifying research and development expenditure made from January 1, 2018 to March 31, 2020) by certain companies where certain criteria are met. For qualifying research and development expenditure made on or after April 1, 2023 the RDEC rate will increase to 20%. Based on criteria established by HMRC, a portion of expenditures incurred in relation to our research and development and manufacturing development activities are eligible for RDEC relief. Our qualifying research and development expenditures largely consist of employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive revenue and are loss generating. To the extent a company cannot utilize the RDEC against U.K. corporation tax, then certain rules apply that allow the RDEC to reduce the tax liability of certain specified taxes, and to the extent it is not possible to utilize the RDEC in full, then the net tax credit is repaid to the company by HMRC. Over the last few years the U.K. government has launched a number of consultations and reviews of the research and development tax relief system, including in January 2023. If there are unexpected adverse changes to the current RDEC scheme or for any reason we are unable to qualify for such advantageous tax legislation enabling tax reliefs for research and development, then our business, results of operations and financial condition may be adversely affected.

We may incur tax liabilities in relation to incentive awards held by employees.

We have in place certain arrangements to attract talent and to motivate and incentivize our employees.

A number of our employees have been issued incentive awards (in the form of share based awards and “phantom” cash-based awards), some of which are intended to qualify for certain tax reliefs in France, the United States and the United Kingdom. Generally, at settlement of these awards, we may be subject to:

●	Employee income tax and/or social security (or other similar charges) withholding and reporting obligations; and
●	Employer social security in respect of the award which will need to be paid to the local tax authority.

In the U.K., the tax rules provide that, in connection with share-based awards, including enterprise management incentive (“EMI”) options, this cost and/or liability may be passed to the employee, and this is reviewed on a case-by-case basis.

The tax authority can seek to recover unpaid amounts and impose penalties if we did not comply with these obligations.

Our business may be adversely affected by union activities.

Although none of our employees are currently represented by a recognized labor union, it is common throughout the aerospace and airline industries generally for many employees to belong to a union, which can result in higher employee costs and increased risk of work stoppages. As we expand our business, there can be no assurances that our employees will not join or form a recognized labor union or that we will not be required to become a union signatory. We are also directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs, it could delay the manufacture and sale of our performance electric vehicles and have a material adverse effect on our business, operating results or financial condition.

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

We may in the future become subject to legal proceedings, investigations and claims, including claims that arise in the ordinary course of business, such as claims brought by our customers or partners in connection with commercial disputes, claims by end-users, claims or investigations brought by regulators, claims made against our directors or officers or employment claims made by our current or former employees. Any litigation, investigation or claim, whether meritorious or not, could harm our reputation, will increase our costs and may divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.

Our business could be impacted by the war in Ukraine.

Although we do not have any operations or direct suppliers located in Ukraine or Russia and have not yet experienced any direct impacts from the conflict, we believe our continuing design and development activities, regulatory certification processes and ability to contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of the VX4, could be adversely affected by the conflict between Russia and Ukraine. For example, the continuance or any escalation of the conflict could result in disruptions to our business and operations, increased inflationary pressures, increased raw material costs, disruption to supply chains, increased cyberattacks or data security incidents and other adverse impacts on our anticipated costs and commercialization timeline. Russia provides most of the titanium used globally in the manufacture of aircraft, which we expect to require for certain components in our aircraft. Existing or additional government actions, including economic sanctions and export control restrictions introduced by the U.S., EU, U.K. and other jurisdictions, taken in response to the conflict could also adversely impact the commercial and regulatory environment in which we operate.

We continue to closely monitor the possible effects of the conflict in Europe and general economic factors on our business and planning. These factors put pressure on our costs for employees and materials and services we procure from our suppliers, as well as affect other stakeholders and regulatory agencies.

The increasing focus on environmental sustainability and social initiatives could increase our costs, harm our reputation and adversely impact our financial results.

There has been increasing public focus by investors, environmental activists, the media and governmental and nongovernmental organizations on a variety of environmental, social and other sustainability matters. We may experience pressure to make commitments relating to sustainability matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. If we are not effective in addressing environmental, social and other sustainability matters affecting our business, or setting and meeting relevant sustainability goals, our reputation and financial results may suffer. In addition, we may experience increased costs in order to execute upon our sustainability goals and measure achievement of those goals, which could have an adverse impact on our business and financial condition.

In addition, this emphasis on environmental, social and other sustainability matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements. If we fail to comply with new laws, regulations or reporting requirements, our reputation and business could be adversely impacted.

Risks Related to Our Regulatory Environment

The international nature of our business subjects us to additional risks.

We are subject to a number of risks related to doing business internationally, any of which could significantly harm our business. These risks include, but are not limited to:

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

In addition, our financial performance on a British pounds sterling denominated basis is subject to fluctuations in currency exchange rates, as our principal funding and sales exposure is to the U.S. dollar. See note 26 to our consolidated financial statements included elsewhere in this Annual Report.

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

The commercialization of new aircraft and the operation of an aerial mobility service requires certain regulatory authorizations and certifications. We will need to obtain Design Organisation Approval and Production Organisation Approval from the CAA. We then need to obtain a type certificate for the aircraft from the CAA and the EASA (which we expect to occur concurrently as the EASA has agreed to concurrently validate the CAA’s certification) and then undergo successful foreign validation approvals to operate in other jurisdictions, for example with the FAA. While we anticipate being able to achieve these regulatory approvals, should we fail to do so, or fail to do so in a timely manner, or if these approvals or certifications are modified, suspended or revoked after we obtain them, we may be unable to provide our aircraft on projected timelines, which could have a material adverse effect on the relationships that we have with our customers and negatively impact our reputation, which could harm our ability to attract new customers.

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

There are a number of existing laws, regulations and standards that may apply to our aircraft, including standards that were not originally intended to apply to electric aircraft. While our aircraft and our service will be designed, at launch, to operate as far as possible within the existing CAA, EASA, FAA or other regulatory frameworks in which we intend to operate, we anticipate national authorities may introduce changes to those frameworks, which may prohibit, restrict or delay our ability to launch in the relevant market. Regulatory authorities may introduce changes specifically to address electric aircraft or high-volume flights, which could have a negative impact on the sales of our aircraft or services.

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

Changes in government regulations imposing additional requirements and restrictions on our manufacturing and other operations could increase costs and result in delays and disruptions.

Aerospace manufacturers are subject to extensive regulatory and legal requirements that involve significant compliance costs. The CAA, the EASA or the FAA may issue regulations relating to aircraft that could require significant expenditures in the design, production or operation of the aircraft. Implementation of the requirements created by such regulations may result in increased costs for us and delays in our manufacturing and other operations.

Additional laws, regulations, taxes, and airport rates and charges have been proposed from time to time that could significantly increase the time and cost of our operations, impact our customers’ services or generally reduce the demand for air travel. If adopted, these measures could reduce revenue and increase costs. We cannot assure you that these and other laws or regulations enacted in the future will not harm our business.

We are subject to stringent export and import control laws and regulations. Unfavorable changes in these laws and regulations or licensing policies, our failure to secure timely government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operation.

Our business may be subject to stringent U.K., U.S. and other applicable import, export and re-export control laws. We, and our suppliers, are required to import and export our products, software, technology and services, as well as run our operations in full compliance with such laws and regulations. Similar laws that impact our business exist in other jurisdictions. Pursuant to these trade control laws and regulations, we are required, among other things, to (i) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (ii) where necessary, obtain licenses or other forms of government authorization to engage in the conduct of our business. The authorization requirements may include the need to obtain export licenses or similar permissions from the relevant governmental regulators in order to export or re-export controlled products, software or technology, including to release such controlled goods to foreign person employees and other foreign persons, and to ensure compliance with the terms of such licenses or permissions. These foreign trade controls may prohibit, restrict or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export or transfer certain hardware, technical data, technology, software or services to certain countries and territories, entities and individuals and for end uses. U.K., U.S. or other applicable trade control laws and regulations may also change or lead to reclassifications of our products or technologies. A number of our key suppliers, including Honeywell, Leonardo, Rolls-Royce and GKN, are based in, or have substantial engineering resources located in, the U.S. and are also actively involved in the defense industry. Due to the cutting-edge nature of our industry and aircraft, the U.S., U.K. or other governments, could make key technologies that we, or our suppliers, are developing or are intending to use, subject to export control legislation, including the U.S. International Traffic in Arms Regulations or the Export Administration Regulations (the “EAR”).

The inability to secure and maintain necessary export licenses and other authorizations, or the failure to comply with the terms of licenses that we have obtained, could negatively impact our ability to compete successfully or to operate our business as planned. In February 2022, we determined that we inadvertently released certain technology controlled under the EAR to up to four individual employees of a third party without appropriate authorization under the EAR. Such access was terminated immediately upon discovery, an internal review was commenced and, acting on advice of specialist legal counsel, we submitted an initial voluntary self-disclosure to the U.S. Commerce Department’s Office of Export Enforcement (“OEE”) in April 2022 followed by a final voluntary self-disclosure in December 2022. In January 2023 we received a letter from the OEE confirming that it believed the referenced conduct constituted a violation(s) of the Export Control Reform Act of 2018, 50 U.S.C. 4801-4852 ct and/or the EAR; but that the OEE had decided not to refer this matter for criminal or administrative prosecution and was closing the matter with the issuance of the warning letter. The warning letter will become part of Vertical Aerospace's record and will be considered if future violations occur. There can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other U.K., U.S. or other relevant government regulatory approvals. If we, or our suppliers, are found to be in violation of these laws and regulations, it could result in civil and criminal, monetary and non-monetary penalties, the loss of export or import privileges, debarment and reputational harm.

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic and trade sanctions and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We are subject to certain anti-corruption, anti-bribery, anti-money-laundering, and economic and trade sanctions laws, including those that are administered by the U.K., EU, U.S. and United Nations Security Council, and other relevant governmental authorities.

We are also subject to the Bribery Act, FCPA, and the U.S. PATRIOT Act, as well as the laws of the other countries in which we conduct our activities. The FCPA prohibits us and our officers, directors, employees, and agents and business partners acting on our behalf, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or otherwise securing an improper advantage to obtain or retain business. The FCPA further requires companies listed on U.S. stock exchanges to make and keep books and records that accurately reflect transactions and dispositions of assets and to maintain a system of internal accounting controls. The Bribery Act also prohibits:

(i)	“commercial bribery” of private parties, in addition to bribery involving domestic or foreign officials;
(ii)	the acceptance of bribes, as well as the giving of bribes, and
(iii)	“facilitation payments,” meaning generally low-level payments designed to secure or expedite routine governmental actions or other conduct to which persons are already under obligations to perform.

The Bribery Act also creates a corporate offence of the failure to prevent bribery by our employees, officers, directors and other third parties acting on our behalf, to which it is a defense to maintain “adequate procedures” designed to prevent such acts of bribery.

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

Our customers may be subject to sanction laws of the U.K., EU, and U.S., and other applicable jurisdictions, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, His Majesty’s Treasury and other relevant sanctions authorities, which may prohibit the sale of products or provision of services to embargoed jurisdictions (“Sanctioned Countries”) or to individuals and entities targeted by such sanctions (“Sanctioned Parties”). If we are found to be in violation of any applicable sanctions regulations, it can result in significant fines or penalties and possible incarceration for responsible employees and managers, as well as reputational harm and loss of business.

We have in place internal controls commensurate with our stage of development, and as our business matures and evolves, we intend to implement further necessary controls, policies, procedures and systems designed to promote compliance with anti-corruption, anti-money laundering, export control, economic and trade sanctions and other trade laws. Despite our compliance efforts and activities, there can be no assurance that our employees or representatives will comply with the relevant laws or with our policies, procedures, systems and controls, or that our internal controls will effectively detect and prevent all violations of applicable law by our employees, consultants, agents or other third-parties acting on our behalf, and we may be held responsible. Non-compliance or even suspected non-compliance with anti-corruption, anti-money laundering, export control, economic and trade sanctions and other trade laws could subject us to whistleblower complaints, investigations, prosecution, or other enforcement actions, which could lead to disclosures, sanctions, settlements, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are initiated, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. As a general matter, enforcement actions and sanctions could harm our business, financial condition and results of operations.

We may need to initiate or defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive and, if adversely determined, could limit our ability to sell our aircraft or otherwise operate our business.

Companies, organizations or individuals, including our competitors, may own or obtain proprietary intellectual property rights such as patents and designs that could prevent or limit our ability to make, use, develop or deploy our aircraft, which could make it more difficult for us to operate our business. In addition, organizations or individuals, including our competitors, hold or maintain rights in copyright, confidential information and trade secrets.

We, or our partners and/or suppliers, may receive inquiries and claims from owners of such proprietary intellectual property rights, copyright, confidential information and trade secrets, inquiring whether, or alleging that, we, or our partners and/or suppliers, infringe upon or have misappropriated their rights. Dealing with these inquiries or claims, even if the allegations are unsuccessful or unsubstantiated, could result in substantial costs, demand on management resources and damage to our reputation.

As a result of any court determination that we have infringed upon or misappropriated a third-party’s rights, or as a result of settlement of such claims, we and our partners and/or suppliers may be required to do one or more of the following:

●	cease development, sales or use of our products that incorporate the asserted rights;
●	pay substantial damages;
●	divert significant resources towards litigation or dispute resolution;
●	if available, obtain a license from the owner of a successfully asserted intellectual property right, which license may not be available on reasonable terms (including royalties); or
●	re-design one or more aspects or systems of our aircraft or other offerings to avoid ongoing infringement of rights.

Any inquiry, allegation or claim of intellectual property infringement or misappropriation against us or any of our partners and/or supplies, whether or not successful, could harm our business, prospects, financial condition and operating results.

We may be unable to protect our proprietary information and intellectual property rights from unauthorized use by third parties.

Our success depends, in part, on our ability to protect our proprietary information and intellectual property rights, including in or in relation to certain technologies deployed in our aircraft. To date, we have relied on trade secrets and confidentiality to protect our proprietary information and have applied for a number of patents (currently pending) in the United States, the United Kingdom and European territories covered by the European Patent Convention. The agreements that we enter into, or will enter into in the future, with our partners, suppliers, consultants and other third parties include relevant provisions to protect our intellectual property rights and proprietary information including non-disclosure, assignment or license terms, as well as take other measures such as limiting access to our trade secrets and other confidential information and including intellectual property ownership and confidentiality clauses in our employment contracts. We intend to continue to rely on these and other means, including patent protection, in the future. However, the steps we take to protect our intellectual property and proprietary information may be inadequate comprehensively to protect our technologies, and unauthorized parties may attempt to copy aspects of our intellectual property or obtain and use information that we regard as proprietary and, if successful, may harm our ability to compete, accelerate the development programs of our competitors, and/or result in a deteriorated competitive position in the market. Moreover, our non-disclosure agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours, and there can be no assurance that our competitors or third parties will comply with the terms of these agreements, or that we will be able to successfully enforce such agreements or obtain sufficient remedies if they are breached. Additionally, there can be no assurance that the intellectual property rights we own or license will provide competitive advantages or will not be challenged, revoked, invalidated, opposed or circumvented by our competitors.

Further, obtaining and maintaining patent and design protection can be costly, and we may choose not to, or may fail to, pursue or maintain such forms of protection for each and every part of our technology in the United States, United Kingdom or other jurisdictions in which we may operate in the future, which could harm our ability to maintain our competitive advantage in such jurisdictions. It is also possible that we will fail to identify patentable aspects of our technology before it is too late to obtain patent protection, that we will be unable to devote the resources to file and obtain grant of all patent applications for such technology, or that we will inadvertently lose protection for failing to comply with all procedural, documentary, payment and similar obligations during the patent prosecution process. The laws of some countries do not protect proprietary rights or confidential information to the same extent as the laws of the United States or the United Kingdom, and mechanisms for enforcement of intellectual property rights and breaches of confidence in some foreign countries may be inadequate to prevent other parties from infringing our proprietary intellectual property or misappropriating our proprietary information. To the extent we expand our international activities, our exposure to unauthorized use of our technologies and proprietary information, and the limitations to our ability to prevent this, may increase. We may also fail to detect unauthorized use of our intellectual property or proprietary information or be required to expend significant resources to monitor and protect our intellectual property rights and third party uses thereof, including engaging in litigation, which may be costly, time-consuming, and divert the attention of management and resources, and may not ultimately be successful. If we fail to meaningfully establish, maintain, protect our proprietary information and enforce our intellectual property rights, our business, financial condition and results of operations could be adversely affected.

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

We cannot predict the prices at which our ordinary shares and our warrants will trade. The market price of our ordinary shares and our warrants may fluctuate substantially and may be lower than the current market price. In addition, the trading price of our ordinary shares and our warrants is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our ordinary shares and/or warrants as you might be unable to sell your securities at or above the price you paid. Factors that could cause fluctuations in the trading price of our securities include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;
●	variance in our financial performance from expectations of securities analysts;
●	changes in the pricing of our products and services;
●	changes in our projected operating and financial results;

●	delays in the certification or production of our aircraft;
●	changes in laws or regulations applicable to our platform;
●	changes in senior management or key personnel;
●	announcements by us or our competitors of significant business developments, acquisitions or new offerings;
●	significant data breaches, disruptions to or other incidents involving our platform;
●	our involvement in litigation;
●	conditions or developments affecting the eVTOL industry;
●	future sales of our ordinary shares by us or our shareholders, as well as the anticipation of lock-up releases;
●	the trading volume of securities;
●	changes in the anticipated future size and growth rate of our markets;
●	sales and short-selling of our ordinary shares;
●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
●	general economic and market conditions; and
●	other events or factors, including those resulting from war (including the ongoing war between Russia and Ukraine), incidents of terrorism, global pandemics or responses to these events.

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

We expect to issue additional share capital in the future (including through our Equity Subscription Line) that will result in dilution to all other shareholders. We have granted, and expect we will continue to grant equity awards to employees and directors under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may make or receive investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of our ordinary shares to decline.

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

We will remain an emerging growth company until the earliest of: (1) December 31, 2026; (2) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to the laws of the Cayman Islands and regulations with regard to certain of these matters and intend to furnish certain comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

The NYSE’s corporate governance rules require listed companies to comply with a number of corporate governance standards. As a foreign private issuer, we are permitted, and we intend, to follow certain home country corporate governance practices in lieu of the several of such NYSE requirements, provided that we disclose the requirements we are not following and describe the corporate governance practices of the Cayman Islands that we are following.

For example, as long as we rely on the foreign private issuer exemptions under the rules of the NYSE, a majority of the directors on our board of directors are not required to be independent directors, our compensation committee is not required to be comprised entirely of independent directors, we are not required to have a nominating and corporate governance committee composed entirely of independent directors, our audit committee is not required to have at least three members, our independent directors are not required to meet without executive management present, and shareholder approval is neither required for equity compensation plans and material revisions to those plans nor the issuance of more than 1% of our outstanding ordinary shares (including derivative securities thereof) in either number or voting power, the issuance of 20% or more of our outstanding ordinary shares (including derivative securities thereof) in either number or voting power or an issuance that would result in a change of control. Therefore, our board of directors’ approach to governance and securities issuances may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the NYSE corporate governance standards and shareholder approval requirements.

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

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholder controls a majority of the voting power of our outstanding ordinary shares making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our compensation committee and our nominating and corporate governance committee consist entirely of independent directors.

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

We have previously identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or we otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Prior to the Business Combination, we were a private company with limited accounting and financial reporting personnel and other supervisory resources, including a lack of an established audit committee to oversee the financial reporting process and our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the applicable accounting standards, which for us, is IFRS. As a result of being a public company, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. This assessment needs to include disclosures of any material weaknesses identified by our management in our internal control over financial reporting.

In connection with the preparation and audit of our consolidated financial statements, as previously disclosed, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. For a description of the material weaknesses identified, as well as management’s remediation actions and plans to date, see “Item 15. Controls and Procedures.”

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

As discussed above, we identified certain material weaknesses in connection with the preparation of our consolidated financial statements for the year ended December 31, 2022. If not remediated, the continued presence of these or other material weaknesses and/or significant deficiencies in any future financial reporting periods could result in financial statement errors that, in turn, could lead to errors in our financial reports, delays in our financial reporting, and that could require us to restate our operating result. Investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities could be materially and adversely affected. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in under “Material U.S. Federal Income Tax Considerations”) of ordinary shares or warrants, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. We are an early stage company and do not expect to realize revenue until our aircraft are manufactured and delivered to our customers. Until we generate revenue, our PFIC status would largely depend on whether we earn non-passive income, such as government grants, and whether the amount of such non-passive income exceeds 25% of our gross income for the relevant taxable year.

Even after we start generating revenue, our PFIC status would depend on, among other things, the composition of the income, assets and operations of us and our subsidiaries, and there can be no assurances that we will not be treated as a PFIC in any future taxable year. In addition, our PFIC status may be impacted by our market capitalization, which may fluctuate significantly. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. Furthermore, if a U.S. Holder holds our ordinary shares and/or warrants and we are a PFIC during such U.S. Holder’s holding period, unless the U.S. Holder makes certain elections, we will continue to be treated as a PFIC with respect to such U.S. Holder, even if we cease to be a PFIC in future taxable years.

For a further discussion, see Item 10.E. “Material Tax Considerations —Material U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules.” U.S. Holders of our ordinary shares and/or warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or warrants.

We are controlled by our majority shareholder, whose interests may conflict with ours or yours in the future.

Stephen Fitzpatrick is our majority shareholder, Chief Executive Officer and a member of our board of directors, and, as of December 31, 2022, held approximately 70% of the voting power of our outstanding share capital. Even if and when Mr. Fitzpatrick ceases to own a majority of the outstanding ordinary shares, for so long as he continues to own a significant percentage of our ordinary shares, he may still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring shareholder approval through his voting power. Accordingly, for such period of time, Mr. Fitzpatrick may have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as he continues to own a significant percentage of the outstanding ordinary shares, Mr. Fitzpatrick may be able to cause or prevent a change of control of us or a change in the composition of our board of directors and could preclude any acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your ordinary shares as part of a sale of us and ultimately might affect the market price of our ordinary shares.

We may issue additional ordinary shares through our Equity Subscription Line, upon the exercise of outstanding Public Warrants, the Convertible Notes Warrants and the Initial Virgin Atlantic Warrants, and upon the exercise of the options granted pursuant to the 2021 Incentive Plan and the EMI Option Agreements, all of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of December 31, 2022, we had sold approximately 1.1 million ordinary shares of the 20 million ordinary shares registered for resale under the Equity Subscription Line. As of December 31, 2022, 15,264,935 Public Warrants were issued and outstanding, with each warrant entitling the registered holder to purchase one ordinary share at a price of $11.50 per share (subject to adjustment). The warrants became exercisable 30 days after the completion of the Business Combination and will expire at 5:00 p.m., New York City time, five years after the completion of the Business Combination or earlier upon redemption or liquidation. We have also adopted the 2021 Incentive Plan and entered into the EMI Option Agreements with certain of our employees, pursuant to which 32,113,424 ordinary shares have been authorized to be issued. The number of ordinary shares authorized to be issued will be increased on January 1 of each calendar year from 2022 through 2032, by an amount equal to the lesser of (A) 5% of the ordinary shares outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of ordinary shares as determined by our board of directors. The Convertible Senior Secured Notes also may be converted at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes, which would result in the issuance of additional ordinary shares. The Convertible Notes Warrants and the Initial Virgin Atlantic Warrants issued to the Convertible Senior Secured Notes Investor and Virgin Atlantic, respectively, immediately after the Closing of the Business Combination are also exercisable for up to 6,625,000 ordinary shares, with an exercise price of $11.50 per share or $10.00 per share, respectively (subject to adjustment). To the extent additional ordinary shares are sold through the Equity Subscription Line, the warrants or options are exercised, the Convertible Senior Secured Notes are converted, or awards are made under the 2021 Incentive Plan, additional ordinary shares will be issued, which will result in dilution to our shareholders and increase the number of ordinary shares eligible for resale in the public market. Sales of substantial numbers of such securities in the public market or the fact that such securities may be exercised could adversely affect the market price of our securities.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects.”

B.Business Overview

Overview

Our purpose is to revolutionize the way we travel, in a more sustainable world. We are a global aerospace and technology company that is pioneering zero-emissions aviation, focused on designing, manufacturing and selling a zero operating emission eVTOL aircraft for use in the AAM market, using the most cutting-edge technology from the aerospace, automotive and energy industries.

Founded in 2016, we come from a deep aerospace and automotive mindset and have already designed, built and flown two prototype eVTOL aircraft in 2018 and 2019. We are currently developing, and are progressing towards the certification of, our flagship eVTOL, the VX4, which has undergone the first stages of its flight test campaign. We are targeting the VX4 to be capable of transporting a pilot and up to four passengers, traveling distances of up to 100 miles, and achieving cruise speeds of 150 miles per hour (“mph”), while producing minimal noise and zero operating emissions.

The VX4 aircraft is being designed around existing certifiable technology, as well as certain novel technology such as the batteries and powertrain, using an experienced team that has previously certified and supported the development of over 30 aircraft and propulsion systems around the world. We are currently one of the only eVTOL designers and original equipment manufacturers (“OEM”) actively pursuing certification from the CAA or the EASA with a winged vehicle. We aim to have our aircraft certified to the same safety standards as commercial airlines, rather than the significantly lower standards to which similarly sized helicopters are currently certified. The EASA also confirmed that it will concurrently validate the CAA certification for the VX4, which means the certification and validation process will run simultaneously in both jurisdictions, with both regulators using Special Conditions (SC)-VTOL basis for certification of new eVTOL aircraft. By achieving certification of our VX4 eVTOL aircraft from the CAA and the EASA, we will be able to leverage the work done with our home regulator in order to have the certification validated by other regulators where we intend to operate, including the FAA.

We are developing a sophisticated eVTOL ecosystem that allows us to focus on providing a high-quality experience. Our in-house expertise covers design, certification, assembly and manufacture, pilot experience, end-user experience and base platform performance. We aim to sell globally certified eVTOL aircraft to a variety of customers, including commercial airlines, aircraft leasing companies, business aviation, existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers.

We have forged strong relationships with industry-leading players to develop the various components of our aircraft. We are co-developing our powertrain and flight controls systems with Rolls-Royce and Honeywell, respectively, to unlock maximum performance with safe and simple to operate controls, reducing pilot workload and thereby reducing pilot training and operating costs. We collaborated with Microsoft to create our digital systems for our aircraft, which should provide rich data sets as well as deliver a truly cloud-connected aircraft. This capability will enable us to further streamline and create more efficiencies across our manufacturing processes, aircraft operations and maintenance. Our proprietary battery system utilizes small-format cylindrical cells to provide high power density while at the same time, being low-cost and highly reliable, as well as utilizing safety features to ensure safety across all operations. We have selected Molicel to supply high power cylindrical cells for our VX4, as Molicel specializes in demanding, high-performance application of its batteries, with its technology already in use across space, advanced automotive and power tool applications. We are collaborating with Hanwha on the development and supply of electric actuator systems tailored for the VX4, as Hanwha has a long-established expertise in aerospace technology and flight critical actuator systems development across a broad portfolio of civil and defense aerospace and space applications. Our advanced propeller system uses four tilting propellers at the front of the aircraft and four stowable propellers at the rear to enable high efficiency in all phases of flight and support a vehicle noise signature that we believe will be less than 70dBA in hover, the same as low-level city traffic, and less than 50dBA in cruise, which is likely to be unnoticeable in an urban environment. We are working with Solvay, one of the world’s leading chemical and advanced materials companies, to ensure that our materials and composites are high-quality and sustainably sourced. Our electrical wiring interconnection systems (“EWIS”) and wings for our aircraft are being developed by one of the leading aerospace engineering companies, GKN Aerospace. We’ve also taken advantage of GKN Aerospace’s integration expertise as we used its Global Technology Centre to assemble the majority of the first VX4 prototype’s airframe. We are partnering with Leonardo, which has long-established experience in composite aerostructure development, to design, test, manufacture and supply the carbon composite fuselage for our VX4 aircraft. Combined, these features provide a flexible design to address different markets and a scalable design to facilitate manufacturing. We are also working together with CAE, a market leader in flight simulation and training, to develop a best-in-class training program. CAE will be the exclusive training device provider, tailoring the high-fidelity, next-generation flight simulation training device for the VX4 aircraft. We believe these relationships will allow us to provide superior products at scale, while maintaining a lean cost structure and taking advantage of both internal and external research and development synergies.

Our ability to develop industry-leading aircraft is rooted in our team’s depth of talent, experience and culture. Our senior team includes proven entrepreneurs and technical expertise handpicked from the aerospace and advanced automotive industries. The complementary skill sets of our leadership team are critical to the success of the aircraft designs and our business.

We aim to be one of the leading eVTOL aircraft OEMs for commercial airlines, aircraft leasing companies, business aviation, existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers. We also believe there is a potential market to provide OEM sales to a variety of industries beyond traditional airline and helicopter customers, such as tourism, where there is an opportunity to replace existing transportation options like minibuses, and the cargo and logistics industry, where there is potential to partner with global logistics firms and large retail customers. There is a further opportunity to generate revenue from other sectors such as emergency services, as eVTOL aircraft can be used for emergency patient and supplies transport, particularly in densely populated areas or military logistics transport, among other potential uses. We plan to explore the potential development of versions of the VX4 for such scenarios. Our strategy is to forge partnerships in key markets with partners that have existing demand and are local trusted brands with market-specific knowledge. We believe that by partnering with such market players, we can extend their business models and build a market ecosystem that will allow us to expand our proposition over time. Our focus on system integration and establishment of an industrial supply chain is expected to enable rapid scaling of production of our aircraft.

As noted elsewhere in this Annual Report, we have recently strengthened our management team, introducing additional highly experienced and senior leaders to direct our progress towards certification, manufacturing and entry into service of our VX4. This includes the appointments in 2023 of John Martin as Chief Financial Officer, after a 30-year career in senior operational and financial management roles of large, international businesses, David King as Chief Engineer, having held executive engineering roles at Leonardo, Bell and Boeing, and Eduardo Dominguez Puerta as Programme Lead, driving the programme delivery of the VX4, in addition to his role as our Chief Commercial Officer. As of the date of this Annual Report, our management team, including these new appointments, is undertaking a review of the timeline for taking the VX4 through to certification, manufacturing and entry into service.

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

We believe that our aircraft will be competitive in several existing sectors for our operator customers, including helicopters, which had a total addressable market of $48.8 billion in 2022 and the ride hailing and taxi sector, which is projected to have revenues of $332.50 billion in 2023 according to Statista Reports.

With high population densities and transit activities, intercity markets are likely to be one of the key growth drivers in the AAM market in the upcoming years. According to our analysis, typical journeys within the targeted range of the VX4 include London to Cambridge or Nice to Monaco. With EU rail having over 8 billion passengers in 2019, representing the high amount of transit opportunities among European cities, we believe this represents a significant opportunity to capitalize on intercity travel.

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

Our marketing and communications strategy is based upon a three-pronged approach: build awareness of the Vertical brand within our key markets, communicate our business narrative to influential audiences, and build a trusted and credible reputation with our customers, partners and wider audience. Critical to our success so far has been the establishment of a globally recognized partner ecosystem which has been developed through focusing on the goal of technological and design superiority of the VX4, our pathway to certification and unique business model. The intent is to position Vertical as the most attractive OEM to partner with, and that we are building the ecosystem required to make electric aviation a reality.

We also recognize that pioneering electric aviation requires social and political support. As a result, we intend to inspire advocacy from opinion leaders, aerospace industry and regulators by following a purpose-based marketing approach, which includes demonstrating potential use case applications of the VX4 to our audiences with our partners to show the differences our eVTOL can potentially make to everyday travel, as well as demonstrating an appealing design of our product and showcasing the customer journey.

To position Vertical as one of the leading OEM brands, we have deployed our marketing and communications strategy across earned, paid and owned media channels as well as industry events. Our content strategy also focuses on co-developing stories with our partners, including Honeywell, Leonardo and GKN, to leverage their audiences and support our aim of educating and inspiring audiences on the opportunities of electric flight. Our communications function plays a major role in articulating, persuading and inspiring our audiences of the opportunities within eVTOL travel and our business model, while we continue to inform the market of our progress via media outreach, podcasts, film and other broadcast media and keynote speeches at industry-leading conferences and events. Such events will be part of our marketing strategy moving forward, enabling deeper customer relationships and the opportunity to share our flight test progress, demonstrate technological advancements and provide direct access to the Vertical team.

By collaborating and synergizing our marketing with our network of renowned international partners, we intend to continue developing our company reputation through combined marketing activities. Ultimately, the marketing strategy supports delivery of the Vertical message of brand purpose, mission focus and business progress to deliver a cohesive, transparent and fact based company profile to our external stakeholders.

Our Business and Strategy

Focus on Certification

Safety is our highest priority. We are working to meet the most stringent aircraft certifications around the world, and our aircraft is being designed with certification in mind from the beginning. We are currently one of the only eVTOL designers and OEMs actively pursuing certification from the CAA or the EASA with a winged vehicle using predominantly already-available technology. We expect to achieve concurrent type certification from the CAA and the EASA for our VX4 aircraft, with validation from the FAA expected to follow thereafter.

We have successfully conducted flight testing of three full scale prototype eVTOL aircraft in the United Kingdom. The VA-X1, our first prototype, was flown in 2018 as our proof of concept aircraft. This was a single seater eVTOL with four electric engines, each inside a ducted fan. The VA-X2 flew in 2019 and successfully demonstrated safe flight with a deliberate “motorout,” which is a critical step in obtaining certification from the CAA. The VA-X2 was a two seater, eight propeller aircraft that was capable of carrying up to 250 kg at speeds of up to 50 mph. In September 2022, we successfully began the first stages of a flight test campaign with our VX4 prototype under approvals from the CAA.

To achieve type certification, new aircraft designs are required to undergo a rigorous assessment of the design where we demonstrate compliance against the strict airworthiness requirements. A type certificate for the aircraft’s design is an essential pre-requisite for any individual aircraft of that design to be issued with a Certificate of Airworthiness from the relevant local airworthiness authority, which, in turn, allows the owner to fly that aircraft. This is a time-consuming and intense process, often extending over several years, which requires extensive ground and in-flight testing with authorities, engineers and flight test pilots across a fleet of multiple aircraft. We believe that we are well placed to meet CAA approval and EASA validation of the Type Certificate, since from the initial design phase, we have been designing our aircraft around meeting the criteria of the CAA and the EASA.

We have been working with the CAA, the EASA and European Organization for Civil Aviation Equipment (“EUROCAE”) to establish the specific design criteria (certification specifications) and means of compliance that apply to eVTOL aircraft. We and our partners participate on several working groups with the EUROCAE, including chairing the EUROCAE eVTOL Working Group Electrical Panel, participating on the electrical, lift/thrust, safety, flight and avionics working groups and having one-on-one discussions with the CAA and the EASA to assist with tailoring and creating the requirements for eVTOL aircraft. By working closely with the CAA and the EASA to obtain certification in our home markets of the United Kingdom and European Union, we believe that the knowledge and expertise that we will gain from obtaining certification in these areas can give us a competitive advantage that we can leverage to assist us with obtaining similar certifications in other global markets.

Many airworthiness authorities around the world have not yet declared their specific certification requirements for eVTOLs; however, we believe it is likely that different jurisdictions will harmonize certification bases, broadly aligning with either the CAA, the EASA or the FAA’s requirements. Given the stringent and rigorous safety requirements of the CAA and the EASA certifications, we believe that our design will meet the certification needs for any jurisdiction of our customers. We believe that our strong strategic partnerships with our technology partners, in particular, Honeywell and Rolls-Royce, who have deep experience and pedigree in certifying against these standards, will give us a competitive advantage over our competitors. We are carefully and intentionally designing our aircraft with these standards in mind.

The VX4: One of the Most Advanced eVTOL Aircraft Globally

The VX4 is our eVTOL aircraft at the center of our go-to-market strategy. After designing, building, testing and flying two earlier prototypes, the VA-X1 and the VA-X2, we unveiled the four passenger VX4 in 2020, which we believe is one of the most advanced eVTOLs globally. The VX4 is being designed to provide for a capacity of up to five people (one pilot, four passengers) and targeting travel distances of up to 100 miles, achieving cruise speeds of 150 mph. In line with our mission to pioneer electric aviation, the VX4 will be fully electric and will produce zero operating emissions in flight. The VX4 has four tilting frontal propellers allowing it to take off vertically. The propellers rotate after takeoff and into flight mode. Based on our internal calculations, its noise levels are expected to be significantly quieter in cruise compared to a helicopter in cruise. The VX4 is also is expected to be orders of magnitude safer than a similarly sized helicopter in line with what we expect from the CAA and the EASA regulations for eVTOL aircraft.

The interior of VX4 is being designed to create an outstanding passenger experience with doors on both sides of the aircraft allowing passengers to enter and exit with ease. There will be a separate luggage compartment that we expect will be capable of taking approximately 45 pounds (or 20 kilograms) of luggage per passenger plus additional room for small luggage under each passenger seat, with a total payload of approximately 990 pounds (or 450 kilograms). The VX4 has large side windows, providing spectacular views for the passengers.

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

Creating and Investing in Proprietary Designs and Superior Technology

We have invested and will continue to invest in certain proprietary features of our aircraft, including our battery system and propeller design. Our proprietary battery system utilizes small-format cylindrical cells to provide a high performance, low-cost, highly reliable and sustainable supply chain while ingraining safety features to make them resistant to unsafe operation. Our advanced propeller system uses four tilting propellers at the front of the aircraft and four stowable propellers at the rear to enable high efficiency in all phases of flight, with an impact tolerant and redundant propeller structure that enables commercial aviation safety levels while supporting a vehicle noise signature that we believe will be less than 70dBA in hover, the same as low-level city traffic, and less than 50dBA in cruise, which is likely to be unnoticeable in an urban environment.

Combining Proprietary Systems with Strategic Partners with Industry-Leading Expertise

We believe that our strategic partnerships create a sophisticated eVTOL ecosystem that allows us to focus on creating value for our customers throughout the process. We sought out partnerships with industry leaders across critical components required to successfully design, develop and operate our aircraft. We have established strong collaborations and relationships with Rolls-Royce, Honeywell, Microsoft, Solvay, GKN Aerospace, Leonardo, Molicel and CAE on the industrial side to develop components and support the manufacture our aircraft.

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

Digital Systems — Microsoft

We have collaborated with Microsoft in two key areas: the co-development of cloud architecture and high performance computing. We have co-developed state-of-the-art cloud architecture that will enable enterprise digital services and operational optimization. The combination of the electrification of aviation with advanced flight controls and avionics results in a significant amount of digital information to be collected and transmitted by our aircraft. We believe we have created the foundations to enable highly differentiated service offerings to end-customers and vehicle operators, as well as our own industrial optimization. This includes state-of-the-art aircraft health monitoring, predictive maintenance and smart battery charging systems with advanced diagnostics, aircraft integration with the air traffic management and customer services ecosystems.

Composites — Solvay

We partnered with Solvay, a global leader in materials, solutions and chemicals, to create the full suite of composite materials and adhesives for our aircraft. Solvay brings extensive expertise across aerospace, motorsport and automotive, and Solvay is pioneering the development of advanced composite materials and manufacturing technologies that bring the benefits of lightweight solutions that can be manufactured with a high degree of automation, using the minimum amounts of materials to enable high production rates and low costs. Working closely with Solvay has ensured that our aircraft structure, propellers and battery containment system are not only composed of high quality materials, but also that we are sourcing our materials in a sustainable and innovative way.

Electrical Wiring Interconnection Systems and Wings — GKN Aerospace

We are working together with GKN Aerospace, a provider of cutting-edge components for some of the world’s leading aircraft and helicopters, to create the EWIS and wings for our aircraft. GKN Aerospace designs and manufactures aerospace systems and components for a variety of aircraft and engine manufacturers around the world, and its high-volume production capabilities are expected to help drive the global production of the VX4. We expect that the EWIS and wings provided by GKN Aerospace will contribute to lower costs, weight and emissions of the VX4, as well as help improve the overall performance of our aircraft. We have co-located teams in order to leverage GKN Aerospace’s integration expertise and industrial capability, and we assembled the first VX4 prototype airframe at GKN’s Global Technology Centre in Bristol.

Carbon composite fuselage – Leonardo

Leonardo is the most recent tier-one aerospace company to join our industrial partnership ecosystem. Leonardo is a world leader in advanced composite aerospace structures, producing one-piece barrel sections and horizontal stabilizers for aircraft such as the Boeing 787. Leonardo will bring its technology and scale manufacturing experience to bear in the manufacture of the fuselage for the VX4.

Battery Cells — Molicel

Molicel is a leading manufacturer of lithium-ion cells with more than 40 years of experience in energy research and development. By partnering with Molicel, we have secured supply of high power cylindrical cells for the VX4 through to certification and entry into service. We intend to work with Molicel to increase supply as the VX4 is brought into mass production. Having reviewed the capabilities of many other cell manufacturers before selecting Molicel as our battery partner, we believe Molicel is well placed to meet the current performance and safety requirements of the VX4 and that they will continue to deliver innovation and improved performance over time. We will work with Molicel to ensure its battery cells contribute to the safety, reliability and performance of the VX4, and we expect to have this battery system certified concurrently with the EASA and the CAA. Vertical is currently testing cells supplied by Molicel in our Vertical Energy Centre – our purpose-built facility housing our battery research and manufacture facilities.

Flight Simulation and Pilot Training — CAE

We are working together with CAE, a market leader in flight simulation and training, to develop a best-in-class training program. CAE will be the exclusive training device provider, tailoring the high-fidelity, next-generation flight simulation training device for the VX4 aircraft. The innovative pilot training program is expected to leverage advanced technologies, including mixed reality to enhance the learning experience, and is expected to help shift the training paradigm toward cost-effectiveness and scalability, while ensuring safety, which is paramount to us and our operators.

Building Commercial Partnerships for the Future

We have entered into strategic and commercial arrangements with American Airlines, Virgin Atlantic, Marubeni, Iberojet, Avolon, Bristow, Babcock International and FLYINGGROUP in order to further our global route to market strategy.

American Airlines

We launched a partnership with the world’s largest airline, American Airlines, as a cornerstone for our go-to-market deployment in the United States. American Airlines has agreed to pre-order, subject to certain conditions precedent, up to 250 of our aircraft, with an option to order an additional 100 aircraft, which has an aircraft order value of approximately $1 billion to $1.4 billion. We committed to reserve delivery slots for the first 50 aircraft in exchange for a pre-delivery payment to be made upon entering into a master purchase agreement containing the final terms for the purchase of aircraft, which will be released to Vertical upon the satisfaction of certain conditions agreed by the parties, and later be used to set off against the purchase price for the number of aircraft ultimately purchased by American Airlines. Such Pre-Delivery Payment may be refundable in full to American Airlines under certain circumstances. Beyond aircraft sales, we expect to work together with American Airlines on creating an ecosystem to bring AAM to the United States including the necessary infrastructure, route planning, propositions, pricing, certification and regulation. As part of this partnership, American Airlines will benefit from certain equity incentives upon the fulfilment of the commitment to purchase aircraft.

Virgin Atlantic

We also are partnering with Virgin Atlantic in exploring a joint venture for short-haul eVTOL operations in the United Kingdom. The joint venture will look to develop a short-haul eVTOL network, including customer and aircraft operations and infrastructure development. We believe our partnership with Virgin Atlantic will create the blueprint for bringing eVTOL operations to other key global markets around the world. As part of our agreement, Virgin Atlantic has a pre-order option for up to 50 of our aircraft, with an option to order an additional 100 aircraft, which has an aircraft order value of between $0.2 billion and $0.6 billion.

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

Marubeni

We are partnering with Marubeni, a leading Japanese integrated trading and investment business conglomerate, to explore sustainable, emissions-free AAM travel solutions in Japan. Marubeni has agreed to pre-order, subject to certain conditions, up to 200 of our aircraft, with an aircraft order value of approximately $800 million. In January 2023, we received a pre-delivery payment from Marubeni for the reservation of aircraft delivery slots for 25 aircraft, which may be refundable in full under certain circumstances. We and Marubeni continue to advance our joint working group to progress the launch ecosystem for eVTOL operations in Japan, which includes other commercial considerations such as route and network planning, vertiport and charging infrastructure requirements and capacity, as well as engaging with other parties interested in launching AAM travel solutions in Japan.

Together with Marubeni, we expect to accelerate our entry into the Japanese market and offer Japanese consumers a safer, faster, cheaper and greener alternative to current short haul options in the country. We believe that with its regulatory advancement and technological advantages, Japan has great potential in terms of commercializing the AAM market. A number of use case application for eVTOLs has been envisioned in Japan, including airport shuttle, inter-city and intra-city travel, aerial medical emergency services, tourism and cross-island flights that will benefit both customers and communities.

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

Avolon

We are partnering with Avolon, the world’s second largest aircraft lessor with an extensive global network of airline and OEM relationships, to further expand our customer base in the AAM market. Avolon has existing, long-standing relationships with over 140 airlines globally and a track record of investing in new, innovative aerospace technology. Avolon will be our global go-to-market partner packaging aircraft, asset financing and services to enable forward thinking, entrepreneurial operators to establish AAM operations in new markets. Pursuant to its partnership agreement with us, Avolon has agreed to pre-order approximately 310 of our aircraft, with an option to purchase up to approximately 190 additional aircraft, with an aircraft order value of between $1.25 billion and $2 billion. On March 29, 2022 Avolon announced that it had placed its entire 500 aircraft pre-ordered from us, with the order book being oversubscribed by 50 aircraft, including 250 aircraft with GOL and Grupo Comporte in Brazil, up to 100 aircraft with Japan Airlines in Japan, a minimum of 100 aircraft with AirAsia, and up to 100 aircraft with Gözen Holding in Turkey. In connection with our partnership, Avolon invested a total of $15 million in the PIPE Financing and we also issued certain equity warrants to Avolon in connection with the Business Combination.

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

Babcock International

We launched a partnership with Babcock International, an aerospace, defense and security company, to explore new applications for the VX4. Babcock International has over 35 years of experience in emergency medical services, performing thousands of missions every year globally, and is the largest single operator delivering helicopter emergency services in the U.K. We will work with Babcock International to explore how to use the VX4 in new applications such as aerial emergency medical services and cargo transportation. The VX4 has the potential to transform these types of operations and reduce their carbon impact at a lower overall cost. As part of this partnership, we will also work with Babcock International to develop modular maintenance, repair and overhaul (“MRO”) capabilities to enable cost-effective maintenance of the aircraft in both remote and challenging environments and to maximize availability of the VX4 in service. Leveraging Babcock International’s experience in the defense industry, this partnership will also explore how the eVTOL concept may be expended in the future to support the armed forces with medium-range logistics delivery and casualty evacuation services.

FLYINGGROUP

We are partnering with FLYINGGROUP, one of Europe’s leading business jet operators, to explore the use of the VX4 in the business aviation market. FLYINGGROUP has agreed to pre-order, subject to certain conditions, up to 50 of our aircraft, with an aircraft order value of approximately $200 million. We and FLYINGGROUP continue to advance our joint working group to explore FLYINGGROUP’s application of using the VX4 in the business aviation market, including individual ownership, low volume operation and fractional ownership. The joint working group is also exploring the terms and conditions of an MRO service center, potentially granting FLYINGGROUP the right to perform MRO services for their fleet and to support their private sales.

All of the pre-orders held by American Airlines, Virgin and Avolon are treated separately from their investments in our company through the PIPE. For more information about the conditions for each of the pre-orders and pre-order options, as well as the receipt of a pre-delivery payment from Marubeni, please see “Risk Factors — Risks Related to Our Business and Industry — All of the pre-orders we have received for our aircraft are not legally binding, are conditional and may be terminated without penalty at any time by either party. If these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected.”

Targeted Sales Approach

As an OEM, we have built and plan to address an extensive and diverse customer base: (i) airlines that want to extend the passenger experience into their main hubs, creating micro feeders and catchment networks, and transit to city centers and urban areas; (ii) regional airlines that will develop point-to-point routes; (iii) business aviation companies that will complement their offerings with a last-hop service to end destination; (iv) aircraft lessors that will financially support the delivery of business opportunities; and (v) existing helicopter operators that will progressively replace their light segment by our new generation of safer, cheaper and more sustainable aircraft, enabling new operations.

In order to ensure customer and market proximity, we aim to have a global commercial presence. Our regional teams will help us be local, understand regulatory frameworks, co-create business opportunities with our customer base and develop the required ecosystem to achieve success in each market.

Because we are not selling a traditional aircraft, we are actively working to enable the creation of an ecosystem, seeking out local partnerships with our customers and other key industry players in certain strategic markets, with the goal of expanding beyond those particular markets once we have gained the relevant experience.

We are working with local transport and aviation authorities, airspace, infrastructure, energy and mobility providers, together with our partners, to comply with local requirements and ensure that there will be the necessary infrastructure and regulations in place for our aircraft and for our partners’ expected operations. A collective effort will be required of both us and our ecosystem partners in order to develop policies and ensure public acceptance, prepare infrastructure and airspace integration for future operations. We are undertaking demand analysis and network simulation to allow us to anticipate societal and economical value. Our mission and concepts of operation, together with our strategic partnerships across key markets, will help us to ensure the effective integration of our aircraft and ecosystem with other existing transport means and networks.

We have already started executing our sales strategy through our partnerships with American Airlines, Avolon, Bristow, Iberojet, Marubeni, Virgin Atlantic, Babcock International and FLYINGGROUP. We also launched a partnership with Heathrow Airport, one of the world’s top international aviation hubs, to explore how the VX4 could operate at Heathrow Airport. Together with Heathrow Airport, we will collaborate on identifying key regulatory challenges, identifying demand, fleet size and infrastructure requirements for eVTOL to fit into existing airport operations and identify key potential customers and stakeholders. Together with other partners including Ferrovial, who we are cooperating with to create a network of 25 vertiports in the UK, we expect our partnership with Heathrow will help create an ecosystem for sustainable air travel in the United Kingdom. We are working together with all our commercial partners to define the roadmap for the upcoming years that will enable safe entry into service.

We intend to continue sales both through strategic partners that are involved in our business and to other third parties. We have a significant number of pre-orders from our existing customers. Once we have achieved a threshold number of pre-orders, we intend to be more selective in our active pursuit of more pre-orders, in order to apply deeper resource and time to our existing initial customer base.

We will listen to the voices of our customers and analyze potential market opportunities in tourism, cargo, medical and other public services, and eventually develop specific mission variants. We will explore the scaling of our vehicle into increased range and payload.

Provide Fulsome After Sales Services

After we deliver our aircraft, we expect to be able to provide significant additional value through our “Aircraft Services” business. Where required, we plan to partner with our customers to operate our aircraft; the expertise and knowledge we will gain through the design, development, certification, manufacture and assembly of our aircraft will be critical to ongoing maintenance of our aircraft. We plan to develop global clusters, aligned to our OEM markets, to support pilot training, battery management and aircraft maintenance. We plan to partner with existing infrastructure players and deliver our eVTOL flight services over the top of existing operations.

Aircraft Services will be defined as an integrated package that will include services such as battery management, pilot training and licensing and general aircraft maintenance. Our aircraft will be highly digital and will generate significant amounts of operational data. In collaboration with Microsoft, we have created a Vertical Cloud to host aircraft data and will be leveraging this to provide aircraft equipment health monitoring, vehicle and fleet operational and maintenance optimization and additional aftermarket services. By the time we launch our Aircraft Services, we expect to also be well advanced in developing pilot simulators as part of our ongoing aircraft certification program, which we will be able to roll out as pilot training services.

One of the most critical components of the VX4 is our battery system, which is being designed in-house, given the unique requirements for eVTOL battery systems. The battery would be certified as part of the aircraft, and therefore, we believe that our OEM sales will drive an aftermarket revenue stream for battery replacements and upgrades. We intend to optimize battery utilization and replacement timing by leveraging the leading smart charging and advanced battery health diagnostics research we are currently undertaking. Furthermore, our battery is being designed for re-use, taking out deteriorated cell packs for second life use in non-aviation, while reusing the valuable aerospace grade electronics and composite battery packs. Once we have developed this technology, we may expand these services into other industries that use similar battery systems, such as the wider electrification of transportation and stationary storage for grid applications.

Carefully Selected Team with Leading Aerospace and Automotive Expertise

We have a highly experienced senior team that includes individuals from the aerospace and advanced automotive industries, led by our Chief Executive Officer and founder, Stephen Fitzpatrick, a leading energy entrepreneur and founder of OVO Energy, Europe’s largest independent energy retailer; Michael Cervenka, our Chief Technology Officer, who previously served as Head of Future Technologies, among other key roles, at Rolls-Royce; John Martin, our Chief Financial Officer, who previously served as Chief Financial Officer and subsequently Chief Executive Officer of the FTSE 100 distribution business Ferguson plc (formerly Wolseley plc); Eduardo Dominguez Puerta, our Programme Lead and Chief Commercial Officer, who previously served as the Chief Executive Officer of Airbus Urban Air Mobility leading all eVTOL-related efforts; and David King, our Chief Engineer, who previously served as the Chief Engineer of the AW609 at Leonardo. We believe that our management team is crucial to our success, including our ability to create proprietary systems and work closely with our strategic partners to bring what we believe will be the best eVTOL aircraft to market.

The complementary skill sets of our handpicked, high-class team are critical to the success of the aircraft designs and our business. We are headquartered in Bristol, which is at the center of the United Kingdom’s aerospace cluster. Our location provides us with a unique access to talent, and this depth of talent places us at the epicenter of the aerospace technical and supply chain ecosystems, which we believe differentiates us from our competitors and increases the barriers to entry.

Designed for Scalable Manufacturing

We are designing our aircraft with a focus on manufacturing and the fastest route to scale from day one. After receiving CAA and EASA certification, we anticipate rapid scaling as a result of the ecosystem we have built with the combination of our proprietary systems and strategic partnerships. We will be responsible for the overall manufacture and assembly of the aircraft and battery system and will leverage our partnerships with Honeywell, Rolls-Royce, Microsoft, Solvay, GKN Aerospace, Leonardo, Molicel and CAE in order to deliver our aircraft as quickly as possible. Our strategy is to work with major aerospace suppliers to enable production ramp-up, which we believe will be a significant differentiator for us.

We aim to begin with staged production that will align with pre-orders from our strategic partners. While the components and sub-systems will be manufactured by our supply chain partners, we will carry out final assembly of the battery systems and the overall aircraft in purpose-built facilities. By integrating our partners and suppliers into our manufacturing line, we expect to reduce operating costs while simultaneously spreading risk across the supply chain. This strategic partnership approach will leverage the significant industrialization capabilities in our supply chain ecosystem, allowing us to focus on the assembly of our aircraft and avoid having to make significant investments in individual component and sub-system manufacturing.

We expect that in the near term, there will be significant market demand for eVTOL aircraft as a replacement to helicopters, which we believe will propel further market growth and help to grow new transportation opportunities. We anticipate scaling and growing our production capacity by leveraging the partnership-based ecosystem that we are creating, which we believe will allow us to meet this market demand quickly and efficiently.

We expect to initially produce lower volumes in the early years of production, while continuing to plan for higher volume manufacturing in the future.

Our Focus on Sustainable Manufacturing and Safety

We plan to design our facilities and manufacturing processes to be efficient, safe and sustainable in order to minimize our carbon footprint and encourage us to be leaders in creating environmentally friendly manufacturing practices and aircraft. We have partnered with Solvay and Leonardo, global leaders in composite materials in aerospace, to incorporate lightweight composite materials that allow our aircraft to be lighter, and therefore, more fuel efficient, while also providing a high-quality experience that exceeds that of metal parts.

Attractive Aircraft Unit Economics Driving Adoption

We believe that our VX4 aircraft will offer compelling operating costs across a range of potential missions. We believe our expected low operating costs will enable operators to offer prices at a reduction to existing helicopter ridesharing services, ensuring affordability for passengers and enabling mass adoption. The VX4 is being designed to allow flexibility in operators running both intra-city and intercity missions not just for passenger operations but also potentially cargo, medivac and other use cases. Compared to helicopters, we believe some of the key cost advantages of the VX4 will be: a reduced part count and complexity, lowering maintenance costs; simplified aircraft operations through simpler training and greater accessibility, which can ultimately lead to lower costs; and an expected greater utilization of the aircraft as a result of greater landing site utilization due to reduced noise and lower costs as demand for the aircraft increases over time and they gain more popularity. Benchmarking against existing helicopter ridesharing operations and engaging in dialogue with our key strategic partners provides us with clearer visibility on operational costs.

We believe our low production costs and ability to rapidly scale production to meet customer demands will also help to drive our future OEM sales. Through our collaborative industrial partnerships with key component providers such as Honeywell, Rolls-Royce, GKN Aerospace, Leonardo and Solvay, we have strong confidence in our bottom-up component by component projected cost structure for the VX4. We have a number of certification and early production contracts signed and will negotiate future production contracts that include global aftermarket support and other services to support our production process. These cover an extensive proportion of the cost base of the aircraft and gives us strong certainty of what we can deliver in the future. Moreover, we believe our access through strategic partners to vast aerospace supply chains will allow us to rapidly increase production while maintaining our cost structure. Our strategic aerospace partners have the capabilities to manufacture at scale while meeting stringent aviation technical requirements, which gives us a competitive advantage against competitors with lower-specification automotive partnerships or start-up companies that have chosen to predominantly vertically integrate their manufacturing activities.

Future Market Opportunities

We intend to leverage our expertise and position as a leading eVTOL aircraft OEM to generate revenue by providing services ancillary to our aircraft. We believe there are opportunities to address sectors that are adjacent to our core business, including delivery and logistics as well as emergency services, cargo and military logistics transport applications, as well as selling and servicing battery systems and battery packs in other sectors such as automotive and stationary grid storage. Through our Aircraft Services business, we intend to leverage developments in our battery technologies and alternative methods of energy storage for use in other applications as well as other sectors in the future after we begin manufacturing our aircraft at scale.

Our Aircraft Services will include battery management, pilot training and licensing and aircraft maintenance. Our aircraft will use our proprietary battery systems, and we will be able to service battery systems by providing replacement hardware and smart diagnostics that we expect will enable optimum battery charging, operation and maintenance, as well as maintain an inventory of spares to support our aircraft around the world. In addition, our aircraft will be highly digital and will provide significant amounts of operational data that we can use to generate additional revenue for our “Vertical Cloud Services” business.

Government Regulation and Compliance

In the near term, our priorities include working with the CAA, the EASA, the FAA, and other regulators such as the National Civil Aviation Agency of Brazil and the Japan Civil Aviation Bureau in connection with the certification and validation processes of VX4, and working on policy engagements with regulators, decision makers and communities within our key markets.

Certification Processes

Design Certification

The purpose of the aircraft design certification process, known as “type certification,” is to ensure that aircraft are designed and maintained at the highest and most meticulous safety and performance standards. Since 2018, we have engaged with the CAA and the EASA to ensure that our design and our organization will meet each regulator’s requirements for type certification as early as possible in the process. Our path to certification leverages many existing technologies, processes and procedures in order to meet both existing and evolving regulatory standards. Our certification team works on defining the “Means of Compliance” that will be utilized to prove compliance to the CAA, the EASA, the FAA and other regulators based on the agreed certification basis.

To date, two of our prototypes have been flown under CAA’s Operational Authorizations and one of our prototypes has flown under a CAA experimental permit to fly. With respect to the VX4, we have both unpiloted and piloted tests planned for 2023, which we will fly under Operational Authorization. We have submitted our proposed certification basis to the CAA based on the “Special Condition for Small Category Vertical Take-Off and Landing Aircraft,” which establishes the safety requirements the VX4 needs to meet, and expect to formally agree with the CAA the certification basis for the VX4 during 2023. In addition, we will also be required to obtain and maintain a DOA from the CAA in order to be able to hold a type certification. We expect to receive our DOA during 2023, which we believe will cover the full scope required to hold a type certification for a commercial passenger carrying winged eVTOL. We intend to continue working side-by-side with the CAA and the EASA as we design and develop our aircraft. We have also had our certification validation application accepted by the FAA, providing a pathway to type certification and entry into service in North America for the VX4 following certification by the CAA and the EASA.

Production Certification

Aircraft manufacturing is heavily regulated in most markets. When we begin production, we expect to continue to interact with numerous government agencies and entities with respect to our production and quality systems. We are developing the systems and processes needed to obtain the required POA from the CAA and intend to obtain this approval as part of the process of manufacturing conforming aircraft in the lead-up to obtaining a type certificate for the aircraft.

Airspace Integration

Our aircraft are being designed to be operated under current flight rules and regulations with a qualified pilot in command onboard the aircraft. As such, fixed wing and rotary commercial pilots initially will be able to fly our aircraft once they have secured the necessary aircraft type rating approvals. As the eVTOL industry expands, we will work with pilots and regulators to explore opportunities to tailor the types of training required to fly eVTOL aircraft in a safe, effective manner and widen the pool of pilots qualified to safely fly the aircraft.

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

Joint Working Group and Policy Engagements with Decision Makers

The EASA regulations have significantly matured over the last two years, and our team has been at the forefront of shaping these regulations. In addition, we have established joint working groups with our commercial and strategic partners. Through these groups, we have an ecosystem of partners with expertise or decision-making responsibility in all the key areas needed to bring the VX4 to market, including regulation, infrastructure, air traffic control, finance and operations. This ecosystem provides us with access to deep experience of flight operations and existing networks. This allows us to model the specific requirements in our various markets, including mission routes, developing network mapping, infrastructure needs and services such as pilot training and MRO. We believe these joint working groups are a key component of bringing the VX4 to market and a key differentiator, and we expect to continue engaging with them in the medium to long term.

Noise Regulations

Our aircraft is being designed to minimize noise to enable access not only to existing aviation infrastructure, but to also allow for operations in and out of proposed new vertiports that are nearer to where people want to live and work. We believe our aircraft will have a noise profile of less than 70dBA in hover, the same as low-level city traffic, and less than 50dBA in cruise, which is likely to be unnoticeable in an urban environment.

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

Intellectual Property

Our success depends, in part, upon our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of intellectual property rights, such as patents, patent applications, designs, trademarks and copyrights, confidentiality to protect proprietary information, such as knowhow, expertise and trade secrets, and contracts, such as license agreements, confidentiality and non-disclosure agreements with third parties, employee and contractor disclosure and invention assignment agreements and other similar contractual rights. In particular, unpatented trade secrets in the fields of aerospace and automotive engineering are an important aspect of our business to ensure that our technology remains confidential. We also pursue patent protection when we believe we have developed a patentable invention and the benefits of obtaining a patent outweigh the risks of making the invention public through patent filings.

As of December 31, 2022, we have seven pending patent applications (one in the United Kingdom, two in the United States, two in Europe under the European Patent Convention and two International) covering four inventions. The European patent applications, if granted, can be extended to protect the inventions in any European territory of interest. The International applications can be extended, as applications for examination in each major territory of interest, including the United States, the United Kingdom and Europe, or further afield in China and Japan. The territories will be selected based on a cost-benefit analysis. Our patent applications, most of which are in the public domain, relate to our vehicle configuration, propulsion systems, thermal management, and propeller arrangements.

We regularly review our development efforts to assess the existence and patentability of new inventions, and we will file additional patent applications when we determine it would benefit our business to do so.

Our Employees

As of December 31, 2022, we had 317 full-time employees (including one apprentice employee) and 13 part-time employees. We are actively recruiting new employees as we continue to scale our operations. Our hiring strategy has been to acquire top talent across various disciplines to help us to build our high-quality eVTOL aircraft. As a result, we have assembled what we believe to be a world-class engineering team with extensive experience in certification, aircraft design, systems integration, aerodynamics, noise, electric propulsion, batteries, lightweight composite structures, mechanical systems and manufacturing.

Our Competition

We believe that the primary sources of competition for our service are ground-based mobility solutions, other eVTOL developers/operators and local/regional incumbent aircraft charter services.

We believe the primary factors that will drive success in the AAM market include:

●	the performance of our eVTOL aircraft relative to both competitive eVTOL aircraft and traditional aircraft,
●	the ability to certify the aircraft and service operation in a timely manner,
●	the ability to manufacture efficiently at scale,
●	the ability to develop or otherwise capture the benefits of next generation technologies, and
●	the ability to deliver products and services to a high-level of quality, reliability and safety.

While there are differentiated approaches to vehicle designs and business models, we believe that our aircraft and business model offer the highest chance for success on a global scale. Our differentiated aircraft and partner ecosystem position us well to be successful in the global markets.

Seasonality

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our historical rapid growth.

C. Organizational Structure

The legal name of our company is Vertical Aerospace Ltd. and we are organized under the laws of the Cayman Islands as an exempted company. In connection with the Business Combination, VAGL and Broadstone became wholly-owned subsidiaries of Vertical. VAGL is a private limited company incorporated under the laws of England and Wales. The Company initiated a voluntary liquidation of Broadstone on February 14, 2023 which will be deemed dissolved on May 11, 2023 and thereupon removed from the Cayman Companies Register.

D. Property, Plants and Equipment

Corporate Offices; Test Facilities

Corporate Headquarters

We are headquartered in Bristol, England, which is known as one of the largest aerospace areas in the United Kingdom, where we have our research and development facility. Our facility in Bristol is leased from a third party for a term of ten years expiring in 2028. The lease covers an aggregate of approximately 35,000 square feet.

Vertical Flight Test Centre

We have a dedicated flight test centre located at Cotswold Airport, Kemble, England, United Kingdom. Our facility in Kemble is comprised of two aircraft hangers. One is leased from a third party for a term of five years expiring in 2026, covering an aggregate of approximately 50,000 square feet, the other is leased from a third party for a term of two years expiring in 2025, covering an aggregate of approximately 6,000 square feet.

Vertical Energy Centre

We lease approximately 15,000 square feet located at Severn Road, Avonmouth, Bristol, England for a battery testing facility. The facility is leased from a third party for a term of 10 years, expiring in November 2033.

We are subject to laws and regulations concerning the environment, safety matters, and product safety in the countries where we conduct research, development, testing and manufacturing activities or otherwise operate our business, including with respect to our battery testing facility. These requirements include regulation of the handling, manufacture, transportation, use and disposal of materials, including the discharge of pollutants into the environment. See Item 3.D. “Risk Factors — Risks Related to Our Business and Industry — We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our facilities, which could have a material adverse effect on our business, financial condition and results of operations.”

Additionally, we are beginning the search for specialist facilities for assembly, testing and production of our aircraft.

Financing

We expect to continue to use cash, including the proceeds of the Business Combination, the PIPE Financing, Equity Subscription Line and Convertible Senior Secured Notes to fund our continued expansion.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

A.Operating Results

You should read the following discussion of our operating and financial review and Annual Report in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“IASB”).

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this Annual Report. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those contained in any forward-looking statements.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2020 specifically as well as the year-over-year comparison of our 2021 financial performance to 2020 has been reported previously in our Annual Report on Form 20-F for the year ended December 31, 2021 filed on April 29, 2022 under Item 5. “Operating and Financial Review and Prospects.”

Overview

Our purpose is to revolutionize the way we travel, in a more sustainable world. We are a global aerospace and technology company that is pioneering zero-emissions aviation, focused on designing, manufacturing and selling a zero operating emission eVTOL aircraft for use in the AAM market, using the most cutting-edge technology from the aerospace, automotive and energy industries.

Founded in 2016, we come from a deep aerospace and automotive mindset and have already designed, built and flown two prototype eVTOL aircraft in 2018 and 2019. We are currently developing, and are progressing towards the certification of, our flagship eVTOL, the VX4, which has undergone the first stages of its flight test campaign. We are targeting the VX4 to be capable of transporting a pilot and up to four passengers, traveling distances of up to 100 miles, and achieving cruise speeds of 150 mph, while producing minimal noise and zero operating emissions.

The VX4 aircraft is being designed around existing certifiable technology, as well as certain novel technology such as the batteries and powertrain, using an experienced team that has previously certified and supported the development of over 30 aircraft and propulsion systems around the world. We are currently one of the only eVTOL designers and OEMs actively pursuing certification from the CAA or the EASA with a winged vehicle. We aim to have our aircraft certified to the same safety standards as commercial airlines, rather than the significantly lower standards to which similarly sized helicopters are currently certified. The EASA also confirmed that it will concurrently validate the CAA certification for the VX4, which means the certification and validation process will run simultaneously in both jurisdictions, with both regulators using Special Conditions (SC)-VTOL basis for certification of new eVTOL aircraft. By achieving certification of our VX4 eVTOL aircraft from the CAA and the EASA, we will be able to leverage the work done with our home regulator in order to have the certification validated by other regulators where we intend to operate, including the FAA.

We are developing a sophisticated eVTOL ecosystem that allows us to focus on providing a high-quality experience. Our in-house expertise covers design, certification, assembly and manufacture, pilot experience, end-user experience and base platform performance. We aim to sell globally certified eVTOL aircraft to a variety of customers, including commercial airlines, aircraft leasing companies, business aviation, existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers.

We aim to be one of the leading eVTOL aircraft OEMs for commercial airlines, aircraft leasing companies, business aviation, existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers. We also believe there is a potential market to provide OEM sales to a variety of industries beyond traditional airline and helicopter customers, such as tourism, where there is an opportunity to replace existing transportation options like minibuses, and the cargo and logistics industry, where there is potential to partner with global logistics firms and large retail customers. There is a further opportunity to generate revenue from other sectors such as emergency services, as eVTOL aircraft can be used for emergency patient and supplies transport, particularly in densely populated areas or military logistics transport, among other potential uses. We plan to explore the potential development of versions of the VX4 for such scenarios. Our strategy is to forge partnerships in key markets with partners that have existing demand and are local trusted brands with market-specific knowledge. We believe that by partnering with such market players, we can extend their business models and build a market ecosystem that will allow us to expand our proposition over time. Our focus on system integration and establishment of an industrial supply chain is expected to enable rapid scaling of production of our aircraft.

The Business Combination

On June 10, 2021, we entered into the Business Combination Agreement with Broadstone, which was consummated on December 16, 2021. The Business Combination had a significant impact on our capital structure and operating results, helping to facilitate our product development, manufacturing and commercialization. The most significant change in our reported financial positions was a net increase in cash (as compared to our consolidated balance sheet at June 30, 2021) of approximately $286 million. As a result of the Business Combination, we became a U.S. public company listed on the New York Stock Exchange, which required us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We have incurred, and expect to continue to incur, additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources.

Key Factors Affecting Operating Results

Commercialization

The full-scale VX4 prototype has now been built and completed a series of rigorous ground-based tests, including lift, vibration and propeller thrust. In September 2022, we successfully began the first stages of a flight test campaign with our VX4 prototype under CAA approvals. We are now progressing towards the next stages in our flight test program for the VX4 aircraft, which we expect will include piloted flights at increasing altitudes and speeds and demonstration of the transition from vertical lift to horizontal forward flight.

We have deployed a sales strategy engaging in direct sales to operator customers and third-party distribution networks. Our salesforce has targeted prospects from a pool of over 5,000 airlines with ICAO codes worldwide that are seeking to capitalize on the growth of the AAM market. As part of this approach, we have entered into arrangements with several commercial partners for multiple pre-orders and pre-order options for our aircraft. Customers include American Airlines, Virgin Atlantic, Avolon, Bristow, Marubeni, Iberojet, FLYINGGROUP as well as (through Avolon’s VX4 placements) Japan Airlines (JAL), Gol, Gözen Holdings and AirAsia. In January 2023, Marubeni made a pre-delivery payment to reserve delivery slots for the first 25 VX4 aircraft of its conditional pre-order of up to 200 aircraft. American Airlines has also committed to pay a pre-delivery payment upon the satisfaction of certain conditions in exchange for the commitment to reserve delivery slots for the first 50 VX4 aircraft of American Airline’s conditional pre-order of up to 250 aircraft, with an option to purchase an additional 100 aircraft. All such pre-orders, options and commitments are not legally binding, conditional and may be terminated without penalty at any time by either party and any pre-delivery payments may be fully refundable upon certain circumstances.

Development of the Advanced Air Mobility Market

We believe that deploying a new type of aerial mobility network in cities represents an extensive market opportunity that we expect to expand over time. We intend to seize on the untapped demand for getting into and out of city centers globally, as certain existing travel methods can be impractical, inconvenient or unaffordable. Our long-term financial performance ultimately depends on the demand such short distance aerial transportation and the growth of the AAM market. We believe that we have a significant opportunity to meet this untapped demand in the AAM market, with the urban air mobility market currently projected to grow to a total addressable market size of $1 trillion by 2040, according to Morgan Stanley. We, and the eVTOL sector more generally, seek to displace the current incumbents by taking market-share and/or benefitting from the incremental growth in demand.

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

Competition

We face immediate competition from other eVTOL manufacturers, suppliers and operators as well as ground-based mobility solutions and local and regional incumbent helicopter and aircraft charter services. While we expect to be one of the pioneering companies to market eVTOL aircraft, we expect this industry to be increasingly competitive, and it is possible that our competitors could launch in one or more markets before us. Even if we are among the first to market, any anticipated advantages may not crystallize if new companies or existing aerospace companies launch competing solutions in the markets in which we intend to operate and/or if any of our competitors obtain large-scale capital investment to speedily scale up their distribution capability. Existing AAM operators may also take actions to protect their customer base, which could prevent us from gaining market share in markets in which we intend to operate. For a more comprehensive discussion, please see Item 3.D. “Risk Factors — Risks Related to Our Business and Industry.”

Regulatory Landscape

We are, and will be, subject to significant regulation relating to aircraft safety and testing, accessibility, battery safety and testing and environmental regulation in the United Kingdom, European Union, the United States and other markets. These requirements create additional costs and possibly production delay in connection with design, testing and manufacturing of our aircraft. For more information, see Item 4.B. “Business Overview— Our Regulatory Strategy” and Item 3.D. “Risk Factors — Risks Related to Our Regulatory Environment” in this Annual Report.

Components of Results of Operations

Revenue

We are currently in the research and development phase of our journey to commercialization of eVTOL technology. We have not generated any revenue from design, development, manufacturing, engineering and sale or distribution of our aircraft. We generated revenue in 2021 from the performance of engineering consultancy services; however, these services were ad-hoc and generally undertaken where we could strategically gain knowledge enhancement and skill development. No revenue was generated during the twelve months ended December 31, 2022.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of relevant staff costs, including salary and benefits, third-party engineering consultants, materials, equipment, components and tooling, and program consumables and testing. Costs associated with development projects such as aircraft programs, component programs and software products are expensed rather than capitalized as intangible assets under construction. We expect research and development expenses to increase as we continue to develop our aircraft technology. The accounting policies applied remain consistent with those of the previous financial year and corresponding interim reporting period. For more information about our accounting policy for intangible assets, refer to note 2 in our financial statements included elsewhere in this Annual Report.

Administrative Expenses

Administrative expenses consist of the costs associated with employment of our non-engineering staff, including salary and benefits, the costs associated with our premises, and the depreciation of our fixed assets, including depreciation of “right of use” assets in relation to our leased property. We expect administrative expenses to increase as our overall activity levels increase due to the construction and operation of our final assembly facility and as we hire additional personnel and consultants to support our compliance with the applicable provisions of the Sarbanes-Oxley Act and other SEC rules and regulations.

Administrative expenses also include share-based payment expenses in connection with the 2021 Incentive Plan and the EMI Option Agreements entered into during the year ended December 31, 2022. The EMI Option agreements entered into between the Company and certain employees of the Company and its subsidiaries were replacement option agreements for share options previously granted over shares in “VAGL, the Company’s wholly owned subsidiary, that were exchanged for options of equivalent value over ordinary shares in the Company in connection with the Business Combination, which options are intended to be tax qualifying enterprise management incentive options under Schedule 5 of the UK Income Tax (Earnings and Pensions) Act 2003.

See note 7 to our consolidated financial statements included elsewhere in this Annual Report.

Related Party Administrative Expenses

Related party administrative expenses consists of costs from Imagination Industries Incubator Ltd. (“i3”), which is an entity controlled by Stephen Fitzpatrick, our majority shareholder and CEO. The nature of these costs is the provision of a limited number of flexible desk space at the United House in London.

Other Operating Income

Other operating income consists of government grants to support our development activities as well as the research and development credit related to the United Kingdom research and development tax credit scheme.

Total Finance Income

Finance Income

Finance income consist primarily of fair value movements on our convertible loan notes and warrants, interest calculated on lease liabilities and both realized and unrealized foreign exchange movements that have been created due to the fluctuation of exchange rates between the US dollar, euro and the other currencies that we use for our operations.

Related Party Finance Costs

Related party finance costs comprises interest on loans from Imagination Industries Ltd. (“Imagination”), an entity which is controlled by Stephen Fitzpatrick, our majority shareholder and CEO.

Results of Operations

The following table sets forth the consolidated statements of operations in British pounds sterling and as a percentage of revenue for the periods presented.

	Year Ended December 31,
	2022	2021
	(in £ thousands)	(in £ thousands)	% Change
Revenue	—	132	(100)%
Cost of sales	—	(64)	(100)%
Gross profit	—	68	(100)%
Research and development expenses	(49,129)	(24,291)	102%
Administrative expenses	(54,806)	(264,260)	(79)%
Related party administrative expenses	(83)	(108)	(23)%
Other operating income	5,911	11,352	(48)%
Operating loss	(98,107)	(277,239)	(65)%
Finance income	3,732	32,498	(89)%
Related party finance costs	—	(483)	(100)%
Total finance income	3,732	32,015	(88)%
Loss before tax	(94,375)	(245,224)	(62)%
Income tax expense	—	—	—
Net loss	(94,375)	(245,224)	(62)%

For the years ended December 31, 2021 and 2022

Revenue

Revenue decreased by £132 thousand, or 100%, from £132 thousand during the year ended December 31, 2021 to £nil during the year ended December 31, 2022. This decrease was due to the disposal of Vertical Aerospace Engineering Ltd. (“VAEL”) in October 2021. All revenue to date has been generated from providing engineering consultancy services to customers through VAEL.

Cost of sales

Cost of sales decreased by £64 thousand, or 100%, from £64 thousand during the year ended December 31, 2021 to £nil during the year ended December 31, 2022. This decrease was due to the disposal of VAEL in October 2021. All revenue to date is generated from providing engineering consultancy services to customers.

Gross profit

Gross profit decreased by £68 thousand, or 100%, from £68 thousand during the year ended December 31, 2021 to £nil during the year ended December 31, 2022. Engineering consultancy services were provided that are ancillary and not core to our business. These services are ad-hoc and generally undertaken where we can strategically gain knowledge enhancement and skills development. Consequently, the absolute monetary amounts are small in comparison to our overall cost base, and the margins can vary significantly.

Research and development expenses

Research and development expenses increased by £24,838 thousand, or 102%, from £24,291 thousand during the year ended December 31, 2021 to £49,129 thousand during the year ended December 31, 2022. This increase was primarily due to increased research and testing activity in relation to our aircraft. Specifically, we have increased the number of employees dedicated to research and development activity from 148 to 222 individuals. This has been supplemented with increased specialist research and development consultancy spend as we continue to invest in certain proprietary features of our aircraft, including our battery system and propeller design. We have also incurred a high level of spending with our strategic partners, as we seek to embed their industry-leading expertise within our prototype programme.

Administrative expenses

Administrative expenses decreased by £209,454 thousand, or 79%, from £264,260 thousand during the year ended December 31, 2021 to £54,806 thousand during the year ended December 31, 2022. This decrease was primarily due to the share based payment expense incurred in 2021 in relation to the Business Combination. A total share based payment expense of £111,996 thousand was recognized during the year ended December 31, 2021, which includes £84,712 thousand in relation the capital reorganization. Administrative expenses in 2021 also included an expense of £111,611 thousand relating to the issuance of warrants.

In the year ended December 31, 2022, share-based payment expenses of £23,189 thousand was recognized in relation to the EMI Option Agreements and the 2021 Incentive Plan. Please see note 7 to our consolidated financial statements included elsewhere in this Annual Report for more information on administrative expenses.

Related party administrative expenses

Related party administrative expenses decreased by £25 thousand, or 23%, from £108 thousand during the year ended December 31, 2021 to £83 thousand during the year ended December 31, 2022. This decrease was primarily due to a lower reliance on services provided by i3.

Other operating income

Operating income decreased by £5,441 thousand, or 48%, from £11,352 thousand during the year ended December 31, 2021 to £5,911 thousand during the year ended December 31, 2022.

Income from R&D tax credits increased from £2,388 thousand for the year ended December 31, 2021 to £4,496 thousand for the year ended December 31, 2022, as a result of increased eligible R&D expenditure.

Income from government grants decreased from £8,829 thousand during the year ended December 31, 2021 to £1,415 thousand during the year ended December 31, 2022. In 2020, we applied for a government grant with the United Kingdom’s Aerospace Technology Institute and Innovate U.K. The Initial Demonstration Platforms grant period commenced on October 1, 2020 and ended on September 30, 2022. The receivable installments are recognized in other operating income as the matching sanctioned expenditure is incurred, with a retrospective claim process.

Finance income (net of finance costs)

Finance income decreased by £28,766 thousand, or 89%, from £32,498 thousand during the year ended December 31, 2021 to £3,732 thousand during the year ended December 31, 2022. This reflects fair value gains relating to warrants and Convertible Senior Secured Notes. Please see note 8 to our consolidated financial statements included elsewhere in this Annual Report for more information.

Related party finance costs

Related party finance costs decreased by £483 thousand, or 100%, from £483 thousand during the year ended December 31, 2021 to £nil during the year ended December 31, 2022. This decrease was primarily due to no related party financing arrangements remaining in existence.

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

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the December 31, 2022 reporting period and have not been early adopted by Vertical and its subsidiaries. These standards are not expected to have a material impact on the entity in the current or future reporting periods nor on foreseeable future transactions. Please see note 2 to our consolidated financial statements included elsewhere in this Annual Report for more information.

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

We have incurred net losses since inception and to date have not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of electric aircraft. Commensurate with being in the development phase of our journey to commercialization of the VX4, we have invested heavily in research to support the development of our aircraft. As of December 31, 2022, we had £122.8 million of cash and cash equivalents on hand including short-term deposits. We maintain cash balances with financial institutions in excess of insured limits.

We have prepared a cash flow forecast and have considered our ability to continue as a going concern for the foreseeable future, being at least 12 months following the date of this Annual Report. Within the next 12 months following the date of this Annual Report, we expect our funding requirements to be approximately £90 million, which will be used primarily to fund the creation and testing of the prototype aircraft, support the certification process and invest in additional personnel across both engineering and support functions. Our forecast is based on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect.

We will need to raise additional capital to fund our future operations and remain as a going concern, before we use all of our existing resources. There can be no assurance that we will be able to obtain additional funding on acceptable terms and thus have sufficient funds to meet our funding requirements. As a result, the timely completion of financing is important for our ability to continue as a going concern when we have exhausted our existing resources.

These factors indicate that a material uncertainty exists that may raise significant doubt (or substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern and therefore we may be unable to realize our assets and discharge our liabilities in the normal course of business. Please refer to note 2 to our consolidated financial statements for the year ended December 31, 2022 included elsewhere in this Annual Report.

Our future capital requirements will depend on many factors, including:

●	research and development expenses as we continue to develop our eVTOL aircraft;
●	expenditures in the expansion of our testing and certification capacities;
●	additional operating costs and expenses for production ramp-up and raw material procurement costs;
●	general and administrative expenses as we scale our operations;
●	interest expense from any debt financing activities; and
●	selling and distribution expenses as we build, brand and market our electric aircraft.

We received approximately $253 million in connection with the Business Combination, which included $94 million in proceeds from the PIPE Investment and $192 million from the Convertible Senior Secured Notes, which consummated substantially simultaneously with the Business Combination, net of transaction costs. In addition, as at December 31, 2022 we had received $8.5 million, and may receive up to approximately a further $87 million net of transaction costs in connection with and over the remaining three-year term of the Equity Subscription Line that commenced on August 5, 2022, which would further support our capital requirements towards our business milestones. see “Equity Subscription Line”.

We have also received conditional pre-orders and pre-order options, including from American Airlines, Avolon, Bristow, Iberojet, Virgin Atlantic and Marubeni, among others. Certain of these pre-orders require that the purchaser pay a pre-delivery payment, which is credited against any future amount due and payable. While the customer’s obligation to pay such pre-delivery payments is subject to various conditions, and they are expected to be refundable in certain circumstances, we expect to receive them prior to delivering aircraft to each customer.

Until we generate sufficient operating cash flow to cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of available pre-delivery payments, government funding, plus equity and debt financing, to fund any future capital needs. We will need, and intend in 2023, to raise additional capital to fund our future operations and remain as a going concern. If we raise funds by issuing equity securities, there may be dilution to our shareholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of ordinary shares. If we raise funds by issuing debt securities, these debt securities may have rights, preferences, and privileges senior to those of preferred and common shareholders. The terms of debt securities or borrowings may impose significant restrictions on our operations. Adequate additional financing may not be available to us on acceptable terms, or at all. The capital markets have in the past, and may in the future, experience periods of upheaval and the availability and cost of equity and debt financing may be impacted by global macroeconomic conditions such as international political conflict, supply chain issues and rising inflation and interest rates. Further, the global economy, including credit and financial markets, has recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. All of these factors could impact our liquidity and future funding requirements, including but not limited to our ability to raise additional capital when needed on acceptable terms, if at all. The duration of this economic slowdown is uncertain and the impact on our business is difficult to predict.

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

Convertible Senior Secured Notes

On October 26, 2021, we entered into the Convertible Senior Secured Notes Subscription Agreement by and among the Company, Broadstone and the Convertible Senior Secured Notes Investor. Concurrently with the consummation of the Business Combination, pursuant to the terms of the Convertible Senior Secured Notes Subscription Agreement, (i) the Convertible Senior Secured Notes Investor purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000,000 for an aggregate purchase price of $192,000,000 (the “Purchase Price”), and the Company issued and sold to the Convertible Senior Secured Notes Investor the Convertible Senior Secured Notes in consideration for the payment of the Purchase Price, and (ii) the Company issued to the Convertible Senior Secured Notes Investor the Convertible Notes Warrants.

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

The Convertible Senior Secured Notes bear interest at the rate of 7.00% per annum if we elect to pay interest in cash or 9.00% per annum if we elect to pay interest in-kind, and interest is paid semi-annually in arrears. As of December 31, 2022, the Company elected to pay all incurred interest in-kind in an amount equal to $18,353 thousand. Upon the occurrence, and during the continuation, of an event of default, an additional 2.00% will be added to the stated interest rate. The Convertible Senior Secured Notes will mature on the fifth anniversary of issuance and will be redeemable at any time by us, in whole but not in part, for cash, at par plus, if redeemed before the second anniversary of issuance, certain make-whole premiums as specified in the indenture governing the Convertible Senior Secured Notes. The Convertible Senior Secured Notes Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto.

Equity Subscription Line

On August 5, 2022, we entered into the Purchase Agreement and Nomura Registration Rights Agreement with Nomura. Pursuant to the Purchase Agreement, we have the right to sell to Nomura up to $100 million in aggregate gross purchase price of our newly issued ordinary shares from time to time during the three-year term of the Purchase Agreement (the “Equity Subscription Line”). The purchase price of our ordinary shares that we elect to sell Nomura pursuant to the Purchase Agreement is determined by reference to the volume weighted average price of the ordinary shares (“VWAP”) during an applicable purchase period on the day of the applicable purchase date for which we have timely delivered written notice to Nomura directing it to purchase ordinary shares under the Purchase Agreement, less a fixed 4.25% discount to such VWAP. Sales of ordinary shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to Nomura under the Purchase Agreement. Pursuant to the Nomura Registration Rights Agreement, we filed a registration statement with the SEC registering 20 million ordinary shares of the Company to be sold to Nomura under the Purchase Agreement. As of December 31, 2022, we had sold approximately 1.1 million ordinary shares of the 20 million ordinary shares registered for resale under the Equity Subscription Line at a weighted average share price of $7.70, net of transaction costs.

UK Future of Flight Funding

During the year ended December 31, 2022, we were awarded £2.3 million funding from the U.K. Government under its Future of Flight Challenge to help to build the UK’s AAM ecosystem.

Aerospace Technology Institute (“ATI”) Grant Funding Programme

VAGL expects to be the recipient of an ATI grant from the U.K. Government totaling up to £14.3 million from the U.K.’s announced aggregate investment of £113 million in hydrogen and all-electric flight technologies across all grant recipients. This grant will be paid in installments over the duration of the project, which is expected to be approximately three years. The grant will be used by the Company to develop a prototype propulsion battery system for aerospace applications, including as part of the Company’s eVTOL aircraft. Receipt of the grant is subject to the issuance by the applicable government agency of the formal grant offer letter and entry into by the Company of a collaboration agreement with a university partner, both of which events the Company expects to occur by March 31, 2023, and is also subject to the terms and conditions of the award set out in the grant offer letter (which include, among others, that the ATI funding will contribute only 50% of the Company’s eligible costs in connection with the prototype battery development).

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Year Ended December 31,
	2022	2021

	(in £ thousands)
Net cash used in operating activities	(103,714)	(27,550)
Net cash used in investing activities	(62,957)	(3,354)
Net cash from financing activities	7,249	244,713

Net cash used in operating activities

Net cash used in operating activities increased by £76,164 thousand, or 276%, from £27,550 thousand for the year ended December 31, 2021 to £103,714 thousand for the year ended December 31, 2022. This increase was primarily due to additional spend on research and development activities.

Net cash used in investing activities

Net cash used in investing activities increased by £59,603 thousand, or 1,777%, from £3,354 thousand for the year ended December 31, 2021 to £62,957 thousand for the year ended December 31, 2022. This increase was primarily due to the increase in funds placed on short term deposit.

Net cash from financing activities

Net cash from financing activities decreased by £237,464 thousand, or 97%, from £244,713 thousand for the year ended December 31, 2021 to £7,249 thousand for the year ended December 31, 2022. This decrease was primarily due to proceeds in the year ended December 31, 2021 from the Business Combination including proceeds from the PIPE Financing and from the issuance of the Convertible Senior Secured Notes.

Material Cash Requirements for Known Contractual and Other Obligations

We are a party to many contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of December 31, 2022, while others are considered future commitments. Our contractual obligations primarily consist of research and development expenditure incurred in the advancement of our aircraft programme. For information regarding our lease obligations, refer to note 18, Leases to our consolidated financial statements included elsewhere in this Annual Report.

C.Research and Development, Patents and Licenses, etc.

See note 7 to our consolidated financial statements included elsewhere in this Annual Report.

D.Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table presents information about our current executive officers, senior management members and board members, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Stephen Fitzpatrick	45	Chief Executive Officer and Board Member
John Martin	56	Chief Financial Officer
Other Senior Management
Michael Cervenka	47	Chief Technology Officer
Eduardo Dominguez Puerta	44	Programme Lead and Chief Commercial Officer
David King	57	Chief Engineer
Board Members
Dómhnal Slattery	56	Chairman
Kathy Cassidy	69	Board Member
Gur Kimchi	54	Board Member
Michael Flewitt	60	Board Member
Vincent Casey	40	Board Member

Unless otherwise indicated, the current business addresses for our executive officers and the members of our board of directors is c/o Vertical Aerospace Ltd., Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Stephen Fitzpatrick has served as our Chief Executive Officer since our founding in 2016, and as a member of our board of directors since May 2021. Prior to founding the Company, Mr. Fitzpatrick founded OVO Group Ltd., a leading energy supply group that includes Europe’s largest independent energy retailer, and has served as the Group Chief Executive Officer of OVO Group Ltd. since 2008. Mr. Fitzpatrick serves as a director for a number of privately held companies, including Imagination Industries Incubator Limited. Mr. Fitzpatrick holds a Master’s degree in Business and Finance from the University of Edinburgh.

John Martin has served as our Chief Financial Officer since February 2023. Prior to joining the Company, Mr. Martin was Chief Financial Officer and subsequently Chief Executive Officer of the FTSE 100 distribution business Ferguson plc (formerly Wolseley plc). Mr. Martin has spent thirty years in senior executive roles in large, international companies including as CFO of FTSE 250 Hays plc, CFO at Travelex Group and Group Controller of The Stationery Office Group and Partner at Alchemy Private Equity Partners. Mr. Martin is currently also a non-executive director of FTSE 100 technology business, Ocado Group plc. Mr. Martin is a Chartered Accountant, having worked at Arthur Andersen for nine years, and holds a Bachelor of Science in Metallurgy and Materials from Imperial College London.

Other Senior Management

Michael Cervenka has served as our Chief Technology Officer since January 2023 and has been on our management team since June 2019. Prior to joining the Company, Mr. Cervenka spent 20 years at Rolls-Royce serving in a number of roles including Head of Future Business Technologies, Program Lead (Civil Large Engine Cost Transformation Program) and Chief Development Engineer (Civil Large Fleet Engines). Mr. Cervenka participated in the Executive Leadership Program at the Tuck School of Business at Dartmouth from 2018 to 2019. Mr. Cervenka also holds a Bachelor of Engineering (First Honors) in Aeronautical Engineering from Bristol University. Mr. Cervenka is a Chartered Engineer, a Fellow of the Royal Aeronautical Society and Member of the Institute of Mechanical Engineers.

Eduardo Dominguez Puerta has served as our Programme Lead since 2022 and our Chief Commercial Officer since 2021. Prior to joining the Company, Mr. Dominguez Puerta spent 20 years at Airbus, where he was Chief Executive Officer of Airbus Urban Air Mobility and led all eVTOL-related efforts, from technologies to operations. Mr. Dominquez Puerta holds a Master’s degree in Mechanical Engineering from ICAI, Universidad Pontificia de Comillas.

David King has served as our Chief Engineer since February 2023. Prior to joining the Company, Mr. King spent thirty years in senior roles at Leonardo, Bell and Boeing. Mr. King’s last role at Leonardo was as Chief Engineer on the AW609, set to be the first new category aircraft to be certified in over 50 years. Mr. King was also Chief Engineer at Bell and launched its commercial helicopter design and certification project, the Bell 525. Mr. King holds a Bachelor of Science in Mechanical Engineering from Lehigh University and a Master of Science in Aeronautics & Astronautics from MIT.

Board Members

The following is a brief summary of the business experience of our non-executive board members.

Dómhnal Slattery has served as the chairman of our board of directors since January 2022. Mr. Slattery is one of the world’s leading aircraft leasing pioneers and has over 30 years of experience in the aircraft leasing industry. From 2010 to 2022, Mr. Slattery served as the Chief Executive Officer of Avolon, a global leader in aircraft leasing. Mr. Slattery has a track record of establishing and scaling industry leading leasing businesses, rapidly building market-leading aircraft leasing platform including the successful establishment of IAMG, RBS Aviation Capital (now SMBC Aviation) and Avolon through three business cycles – from the early 1990s to today. Mr. Slattery has received multiple awards that honor his achievement and contribution to the aviation industry, including the award for “Outstanding Contribution to the Aviation Industry” at the Aviation Industry Awards and the Lewis L Glucksman Award for Ethical Leadership for his contribution to aviation, entrepreneurship and the arts from Glucksman Ireland House NYU. Mr. Slattery holds a Bachelor’s degree from University College Galway and completed the Accelerated Development Program from the London Business School.

Kathy Cassidy has served as a member of our board of directors since December 2021. Since 2015, Ms. Cassidy has been a board member for the Goldman Sachs Mutual Funds Complex, where she oversees more than 100 of Goldman’s registered funds. She also chairs the Audit Committee and sits on the Governance and Compliance Committees for the Goldman Sachs Mutual Funds Complex. Ms. Cassidy previously served for thirty years at General Electric in a variety of executive positions, including serving as Senior Vice President and Treasurer for both GE and GE Capital prior to her retirement in 2015. Prior to her time at GE Treasury, Ms. Cassidy held executive leadership positions in Strategic Ventures & Mexico in GE Capital Real Estate, and prior to this, she built the Real Estate Capital Markets Business. Earlier in her career, she served as the CFO for several of GE Capital’s Business Divisions. Ms. Cassidy also served on the GE Capital Board and the GE Corporate Executive Council for ten years. Ms. Cassidy previously served on the University of Connecticut Foundation Board and the S&P Corporate Advisory Board, and she has been a noted speaker at numerous events, symposiums and forums. For more than ten years, Ms. Cassidy served on the board of BuildOn, a not-for-profit, global organization focused on building schools in seven of the most impoverished nations in the world and working with numerous large cities on after-school youth leadership programs in some of the most challenging school districts in the United States. Ms. Cassidy holds both an MBA from Fordham University as well as a B.A. in Economics from the University of Connecticut.

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

Michael Flewitt has served as a member of our board of directors since July 2022. Mr. Flewitt previously served as the CEO of McLaren Automotive for eight years until October 2021 and was instrumental in driving McLaren Automotive’s growth to become one of the world’s leading luxury supercar brands. Prior to joining McLaren, Mr. Flewitt spent nine years at Ford as both Vice President, Manufacturing, Ford Europe, and Corporate Officer, Ford Motor Company. Before joining Ford, he held senior manufacturing and operations roles at TWR Group Limited, AutoNova AB (Volvo) and Rolls-Royce and Bentley Motor Cars Limited. Mr. Flewitt an alumnus of Salford University having qualified in Manufacturing and Mechanical Engineering in 1987, completed a post-graduate qualification in Management and Project Management in 1996 and received an Honorary Doctorate from University of Salford in 2017.

Vincent Casey served as our Chief Financial Officer from November 2020 until February 2023, and has served as a member of our board of directors since May 2021. Prior to this period, Mr. Casey has served in a number of roles at OVO Group, a leading energy supply group that includes Europe’s largest independent energy retailers. Mr. Casey has recently returned to OVO Energy in an executive capacity, now serving as the Chief Financial Officer. Mr. Casey sits on the board of directors for a number of privately held companies. Mr. Casey holds a Master of Engineering (First Class Honors) in Mechanical Engineering from the University of Southampton. Mr. Casey is a Chartered Financial Analyst and Chartered Alterative Investment Analyst.

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

Equity-based compensation is and is expected to be an important foundation in executive compensation packages. We believe that equity-based compensation can be an important component of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executives.

In connection with his role as a member of our board of directors and as an executive officer, Stephen Fitzpatrick does not receive any compensation. In connection with his role as an executive officer, Mr. Martin will receive a combination of cash and equity compensation. Our compensation committee is charged with performing an annual review of our executive officers’ cash and equity compensation to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies. In addition to the guidance provided by our compensation committee, we may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Dómhnal Slattery will receive cash for his services as a member and chairman of our board of directors. In addition, in connection with Mr. Slattery’s services as a member and chairman of our board of directors, the Company and Mr. Fitzpatrick entered into an option agreement with Mr. Slattery, pursuant to which Mr. Slattery received an option to require Mr. Fitzpatrick to sell and Mr. Slattery to purchase up to an aggregate of 1,175,000 ordinary shares of the Company, with an exercise price of $0.0001 per share, with the option to expire on January 25, 2029. Kathy Cassidy, Michael Flewitt and Gur Kimchi will receive a combination of cash and equity compensation for their services as members of our board of directors. Vincent Casey will receive cash compensation for his service as a member of our board of directors.

Our compensation committee will consider adopting formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and equity compensation, or among different forms of compensation.

For the fiscal year ended December 31, 2022, the aggregate cash compensation paid to the Company’s executive officers was £1,154 thousand and the aggregate cash compensation paid to the Company’s non-executive directors was £479 thousand. For grants of options to our executive officers and directors under our 2021 Incentive Award Plan and under the EMI Option Agreements, see “—Incentive Programs—EMI Option Agreements—Options Granted under the EMI Option Agreements,” and “—Incentive Programs—2021 Incentive Award Plan—Options Granted under the 2021 Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Incentive Programs

EMI Option Agreements

Overview

Certain employees of the Company or its subsidiaries were granted options under option agreements (the “EMI Option Agreements”) which, where permitted, are intended to be tax qualifying enterprise management incentive options under Schedule 5 of the UK Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”). The purpose of the EMI Option Agreements was to grant options to recruit or retain eligible employees.

Summary of the EMI Option Agreements

This section summarizes certain principal features of the EMI Option Agreements. The summary is qualified in its entirety by reference to the complete text of the form of EMI Option Agreement attached as Exhibit 4.4 to this Annual Report.

Authorized Shares. 21,656,655 ordinary shares were reserved for issuance pursuant to options granted under the EMI Option Agreements. To the extent that any options granted under the EMI Option Agreements would cause the individual limit specified in paragraph 5 or 6 of Schedule 5 ITEPA to be exceeded, the number of ordinary shares which exceeds the individual limit will form part of a non-qualifying stock option.

Awards. The EMI Option Agreements provide for options to be granted over ordinary shares. Share options are rights to purchase ordinary shares at a specified price (the exercise price). The options granted are intended to be EMI Options and are subject to specific restrictions and limitations set out in Schedule 5 ITEPA. The options granted are intended to be EMI Options and are subject to specific restrictions and limitations set out in Schedule 5 ITEPA. Among such restrictions, EMI Options must have an exercise price of not less than the fair market value of an ordinary share on the date of grant. EMI Options will only be granted to eligible employees (employees who work at least 25 hours per week or, if less, 75% of their working time and do not hold a material interest in the company), and will not be exercisable after a period of ten (10) years measured from the date of grant. EMI Options are also subject to individual (a limit of no more than £250,000 (as at the date of grant) worth of shares subject to EMI and CSOP options granted within a three year period) and aggregate (a company limit of no more than £3,000,000 (as at the date of grant) worth of shares (valued at the respective times of grant) subject to unexercised EMI options) limits under paragraphs 5 to 7 (inclusive) of Schedule 5 ITEPA. The options granted under the EMI Option Agreements have been granted pursuant to certain time and performance based vesting conditions.

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

Rights as a Shareholder. A participant will not have any rights as a shareholder as to the shares covered by an option until the holder becomes the record owner of such shares.

Administration. The compensation committee of our board of directors will administer the options granted under the EMI Option Agreements. The decision of the board of directors in relation to any dispute or question affecting the participant or as to any rights or obligations pursuant to the EMI Option Agreements or in relation to their construction or effect will be final and conclusive.

Options Granted Under the EMI Option Agreements

The following executive officers and directors of the Company held EMI Options (both vested and unvested) as of December 31, 2022:

	Total				Number of
	Number of			Exercise	Options
Participant	Options	Grant Date(1)	Vesting Date	Price	Outstanding
Vincent Casey	7,501,407(2)	March 15, 2022	100% vested on March 15, 2022	$0.04	7,234,090
Michael Cervenka	5,740,525(3)	March 15, 2022	Quarterly vesting from July 1, 2021 to June 30, 2025; 100% vested on June 30, 2025	$0.23	5,736,744
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

(2)	1,347,295 of the shares subject to the option are subject to certain transfer and other restrictions as set forth in form of EMI Option Agreement attached as Exhibit 4.4 to this Annual Report.
(3)	1,031,031 of the shares subject to the option are subject to certain transfer and other restrictions as set forth in form of EMI Option Agreement attached as Exhibit 4.4 to this Annual Report.

As of December 31, 2022, the following executive officers and directors of the Company had exercised their EMI Options as follows:

	Total
	Number of
	Options	Exercise	Exercise	Number of Options
Participant	exercised	Date	Price	Outstanding
Vincent Casey	267,317	October 17, 2022	$0.04	7,234,090
Michael Cervenka	3,781	October 17, 2022	$0.23	5,736,744

2021 Incentive Award Plan

Overview

The 2021 Incentive Award Plan (the “2021 Incentive Plan” or the “Plan”) was adopted by the Company’s board of directors on December 9, 2021 and the Company’s shareholders on December 14, 2021. The 2021 Incentive Plan was later amended and restated by the Compensation Committee on January 27, 2023. The 2021 Incentive Plan provides for the grant of share options, conditional awards and/or phantom awards in order to facilitate the grant of cash and equity incentives to its directors, employees (including executive officers) and consultants and its affiliates and to enable it and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success.

Purpose of the 2021 Incentive Plan

The purpose of the 2021 Incentive Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards, including without limitation, options, conditional awards, and phantom awards. These may be granted in the form of tax-advantaged awards in certain jurisdictions. We believe that grants of incentive awards are necessary to enable us to attract and retain top talent.

Summary of the 2021 Incentive Plan

This section summarizes certain principal features of the 2021 Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the 2021 Incentive Plan.

Authorized Shares. Under the 2021 Incentive Plan, 12,427,964 ordinary shares are reserved for issuance pursuant to a variety of share-based compensation awards, including options, conditional awards, and phantom awards. The number of shares reserved for issuance under the 2021 Incentive Plan will automatically increase on January 1 of each calendar year from January 1, 2022 through January 1, 2032, by that number of shares equal to the lesser of (i) 5% of the shares of all of the classes of the Company’s ordinary shares outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (ii) such smaller number of shares as determined by the board of directors of the Company; provided, however that no more than 12,427,964 shares may be issued upon the exercise of incentive share options (“ISOs”). The sum of the grant date fair value of equity-based awards and the amount of any cash-based awards granted to a non-employee director during any calendar year shall not exceed $500,000. The shares covered by the 2021 Incentive Plan may be authorized but unissued shares, treasury shares or shares purchased in the open market.

The following counting provisions will be in effect for the share reserve under the 2021 Incentive Plan:

●	to the extent that an award is forfeited, expires, is converted to shares of another person in connection with a recapitalization, reorganization, merger, consolidation, split-up, combination, exchange of shares, spin-off or other similar event, or an award is settled for cash (in whole or in part), any shares subject to the award at such time will be available for future grants of awards under the 2021 Incentive Plan;

●	Shares tendered in payment of the exercise price of an option or to satisfy any tax withholding obligation with respect to any award will be available for future grants under the 2021 Incentive Plan;
●	to the extent that shares awarded under the 2021 Incentive Plan are purchased on the open market by the Company with the cash proceeds received from the exercise of options, such shares will be available for future grants under the 2021 Incentive Plan;
●	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2021 Incentive Plan; and
●	to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any of its affiliates will not be counted against the shares available for issuance under Plan, except as may be required by reason of Section 422 of the Code.

Administration. Our board of directors, the compensation committee of our board of directors, or another committee authorized by it (the “administrator”) will administer the 2021 Incentive Plan. All decisions of the administrator in connection with the 2021 Incentive Plan and its interpretation and the terms of any awards (including in any dispute) will be final and conclusive. The 2021 Incentive Plan provides that our board of directors may delegate any and all of its rights and powers under the 2021 Incentive Plan.

Eligibility. The 2021 Incentive Plan provides that awards may be granted to individuals who will then be officers, employees or consultants of the Company or any of the Company’s affiliates. The 2021 Incentive Plan further provides that such awards may also be granted to directors of the Company. The administrator determines which of such officers, employees, consultants and directors will be granted awards. No person is entitled to participate in the 2021 Incentive Plan as a matter of right. Only those officers, employees, consultants and directors who are selected to receive grants by the administrator may participate in the 2021 Incentive Plan. Participants are not required to pay money in order to receive awards under the 2021 Incentive Plan, but may be required to pay an exercise price in order to receive the shares underlying their awards.

Awards Available for Grant. The 2021 Incentive Plan provides that the administrator may grant or issue options, conditional awards, or phantom awards. Such awards may be granted in a form that is tax-advantageous in certain jurisdictions. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the award date, the award type, the number of shares of stock subject to the award, the vesting date, in the case of an option the exercise period and any amount payable to exercise the option, any performance conditions, details of any other conditions, whether dividend equivalents will apply, details of any holding period and whether the participant may be required to enter into any election for a particular tax treatment. Vesting provisions require certain conditions to be met, such as continued employment or specified performance goals, before a participant may receive the shares underlying an award or before such shares become freely tradeable and nonforfeitable.

Share Options. Share options are rights to purchase shares at a specified price, if applicable (the exercise price).

Options usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with the Company or one of its subsidiaries and/or subject to the satisfaction of performance and/or other conditions established by the administrator. The 2021 Incentive Plan provides that options may be granted for any term specified by the administrator that does not exceed ten (10) years from the date of stockholder approval of the 2021 Incentive Plan.

Options may be exercised only by delivering (1) a written notice of exercise in a form approved by the administrator (which may be electronic) complying with the applicable rules established by the administrator, (2) such representations and documents as the administrator, in its sole discretion, deems necessary or advisable, (3) in the event the option is exercised by a person other than the participant, appropriate proof of the right of such person or persons to exercise the option, as determined in the sole discretion of the administrator, and (4) full payment of any exercise price (if applicable) and applicable withholding taxes in the manner permitted by the administrator in accordance with the 2021 Incentive Plan. Additional instructions for exercising share options will be provided separately. Unless otherwise specified by the administrator or as otherwise directed by a participant in writing to the Company, vested options shall be automatically exercised on the last day of their term.

The 2021 Incentive Plan allows for the grant of options as U.S. tax-advantaged incentive share options (“ISOs”), but only to employees of the Company and certain subsidiaries. ISOs will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs will have an exercise price of not less than the fair market value of a Share on the date of grant. ISOs will only be granted to employees, and will not be exercisable after a period of ten (10) years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of the Company’s share capital, the 2021 Incentive Plan provides that the exercise price must be at least 110% of the fair market value of a Share on the date of grant and that the ISO must not be exercisable after a period of five (5) years measured from the date of the grant. Following the exercise of an ISO, a holder must give the Company notice of any disposition of Shares acquired by exercise of an ISO within (a) two years from the date of grant of the ISO or (b) one year after the transfer to the holder of the shares subject to the ISO.

CSOP. The 2021 Incentive Plan allows for the grant of options as UK tax-advantaged “company share options” (“CSOP”), but only to employees of the Company. CSOP awards will be designed in a manner intended to comply with the provisions of Schedule 4 to ITEPA and will be subject to specified restrictions contained in that Act.

Among such restrictions, CSOP awards may only be granted so that the total market value at grant of shares subject to the CSOP award does not exceed £60,000 (£30,000 for CSOPs granted before April 6, 2023). In addition, the CSOP award must be held for a period of 3 years in order to qualify for the relevant CSOP tax treatment. The Company may also impose additional conditions.

Conditional Awards. Conditional awards may be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service. Vesting may also be subject to performance and/or other conditions. At the time of grant, the administrator will specify the vesting date for each grant of conditional awards. As soon as practicable following the vesting date, the shares underlying the conditional awards or, in the sole discretion of the administrator, an equivalent amount of cash or a combination of cash and shares, will be transferred to the holder. Recipients of conditional awards generally will have no voting or dividends rights until the shares are transferred; provided, however, the administrator may include a right to receive dividend equivalents on conditional awards.

Macron Awards. The 2021 Incentive Plan allows for the grant of nil-cost conditional share awards as French tax-advantaged “Macron” awards, but only to employees and officers of a French group member who is taxable in France and/or subject to the French social security regime. Macron award will be designed in a manner intended to comply with the French Commercial Code (the “French Code”), and will be subject to specified restrictions contained in the Code.

Among such restrictions, the Macron awards must be granted for no consideration, and the Macron awards must be held for a period of at least 2 years in order to qualify for such tax treatment afforded under the French Code.

SIP Awards. The 2021 Incentive Plan allows for the grant of free shares and dividend shares as UK tax-advantaged “free share awards” and “dividend shares” (“SIP”), but only to UK resident taxpayer employees of a qualifying company. SIP awards will be designed in a manner intended to comply with the provisions of Schedule 2 to ITEPA and will be subject to specified restrictions contained in ITEPA.

Among such restrictions, the value of free share awards granted to eligible employees may not exceed £3,600 in any tax year. In addition, free share awards must be held in a UK trust on behalf of individuals and must be held for a period of between 3 and 5 years to receive the qualifying tax treatment. Dividend shares must be held for a period of 3 years to qualify for such tax treatment afforded under ITEPA.

Phantom Awards. The administrator may grant phantom awards, being a conditional right granted under the 2021 Incentive Plan to receive a cash sum linked to the value of a number of notional shares. Subject to the terms of the 2021 Incentive Plan, the administrator will determine the terms and conditions of each such award, including the term of the award, any exercise or purchase price, performance and/or other conditions, transfer restrictions, vesting conditions and other terms and conditions.

Dividend Equivalents. Awards may be granted subject to dividend equivalents, based on dividends declared on the shares, to be credited as of dividend payment dates during the period between the date the dividend equivalents are granted to a holder and vesting or exercise, as applicable. The 2021 Incentive Plan provides that dividend equivalents may be settled in cash or shares and at such times as determined by the administrator. Dividend equivalents with respect to an award will only be paid to the holder to the extent that the vesting conditions are subsequently satisfied and the award vests.

Overriding Discretion. The board of directors may reduce (including to zero) the extent to which an award will vest if it considers the extent of vesting would not otherwise be appropriate, including when considering:

●	the wider performance of the Company group;
●	the conduct, capability or performance of the participant;
●	the experience of stakeholders;
●	any windfall gains;
●	the total value that would otherwise be received by the participant compared to the maximum value that the award was intended to deliver; or
●	any other reason at the discretion of the board of directors.

Investigations. If an investigation is ongoing that might lead to malus and/or clawback being triggered in relation to a participant’s award, then, unless the board of directors decide otherwise:

●	the award will not vest;
●	if it’s an option, exercise will be suspended; and
●	where relevant, the award will not be settled,

until the investigation is concluded.

Dealing Restrictions. If any dealing restrictions would prohibit the exercise of an option, delivering or arranging delivery of stock or cash to settle an award and/or the participant from selling stock, including if required to discharge tax, then:

●	any exercise will take effect as soon as practicable after the dealing restrictions cease to apply;
●	if an exercise period would otherwise end before the dealing restrictions cease to apply, it will be extended to end 30 days after the dealing restrictions to apply; and
●	the delivery of stock or cash to settle an award will not occur until the dealing restrictions cease to apply,

unless the board of directors decides otherwise.

Holding Period. An award may be granted subject to a holding period following the date of vesting or exercise. If a holding period applies, the stock generally may not be transferred, assigned or otherwise disposed of during the holding period.

Leaving. Where a participant leaves before vesting the award will lapse on the date the participant leaves. If a participant leaves after vesting, in the case of an option, the option will be exercisable for a period of 6 months (12 in the case of the participant’s death) from the date the participant leaves (or such longer period as the board of directors decides) and will then lapse, unless otherwise determined by the board of directors.

Adjustment of Awards. In the event of a variation in the issued stock capital of Company, stock dividend or distribution, or any other transaction which the board of directors decides will materially affect the value of the stock the 2021 Incentive Plan provides that the administrator may make equitable adjustments, if any, to reflect such change with respect to:

●	the aggregate number and kind of shares that may be issued under the 2021 Incentive Plan, including adjustments to limits on the maximum number of shares that may be issued;
●	the number and kind of shares (or other securities and property) subject to outstanding awards;

●	the terms and conditions of outstanding awards (including without limitation, any applicable performance targets or criteria with respect to such awards);
●	the grant or exercise price per share for any outstanding awards; and
●	the number and kind of shares (or other securities or property) for which automatic grants are subsequently to be made to new and continuing non-employee directors in accordance with any non-employee director equity compensation policy.

If the board of directors determines that an adjustment of an award is not practicable or appropriate, then it may determine that an award will vest on such terms as it determines.

Corporate events

Change of Control. Where a person obtains control of the Company as a result of making an offer to acquire stock, any awards which would vest, if applicable, in the 12 months following such change of control will vest on such date as the board of directors determines. Such awards will vest:

●	to the extent that the board of directors determines any applicable conditions have been satisfied, unless the board of directors determines otherwise; and
●	the board of directors will have discretion to take into account any other factors it believes to be relevant in determining the extent to which an award will vest in the circumstances,

and to the extent the award does not vest it will lapse. Where an option vests or was already vested it will be exercisable for a period of 6 months, or such other period as the board of directors decides, from the relevant event and then will lapse.

Schemes of arrangement and winding up. Where a court sanctions a compromise or arrangement in connection with the acquisition of stock, of a voluntary liquidation of the Company commences, or an order is made for the winding up of the Company, awards will vest on such date as the board of directors determines unless otherwise determined by the board of directors. Such awards will vest:

●	to the extent that the board of directors determines any applicable conditions have been satisfied, unless the board of directors determines otherwise; and
●	the board of directors will have discretion to take into account any other factors it believes to be relevant in determining the extent to which an award will vest in the circumstances,

and to the extent the award does not vest it will lapse. Where an option vests or was already vested it will be exercisable for a period of 6 months, or such other period as the board of directors decides, from the relevant event and then will lapse.

Exchange of Awards. Where a change of control or scheme of arrangement is expected to or does apply, or in connection with an internal reorganization, the board of directors may decide that awards will be exchanged for new awards, subject to the consent of the acquiring company, on the relevant event.

No Rights as Employee. Nothing in the 2021 Incentive Plan or in any award agreement forms part of a participant’s contract of employment or alters it, if applicable. The rights and obligations arising from any employment or former employment relationship are separate from, and are not affected by, the 2021 Incentive Plan. Participation in the 2021 Incentive Plan does not create any right to, or expectation of, employment.

Transferability of Awards. Awards are not transferable and a participant’s award will lapse if the participant transfers, assigns, charges or otherwise disposes of the award or any of the rights in respect of it, whether voluntarily or involuntarily (other than to that participant’s personal representatives on death).

Mobile Participants. If a participant moves from one jurisdiction to another or becomes tax resident in a different jurisdiction and, as a result, there may be adverse legal, regulatory, tax or administrative consequences for the participant and/or a member of the group in connection with an award then the board of directors may adjust that participant’s award so that the award is on such terms, subject to such conditions and over such stock as the board of directors may consider appropriate.

Certain Restrictions on Resale. If the participant is not considered the Company’s “affiliate,” as defined under the Securities Act, he or she may resell the shares acquired under the 2021 Incentive Plan without restriction. If the participant is considered the Company’s “affiliate,” which is likely if he or she is an officer, director or significant shareholder of the Company, he or she may resell such shares in compliance with the requirements of Rule 144 under the Securities Act without registration; however, the participant will be subject to the volume limitation restrictions set forth in Rule 144 under the Securities Act.

If, however, the participant is aware of material inside information regarding the Company or any aspect of the Company’s business, the participant cannot lawfully sell Shares, whether purchased through the 2021 Incentive Plan or otherwise, before the information has been disseminated by the Company to the public. Generally, “material inside information” is information that is both important to the Company (e.g., would likely impact the Company’s share price) and nonpublic (not yet disclosed through press releases, newspaper articles or otherwise to the public which buys and sells securities).

Tax Withholding. The Company may: (i) withhold such amounts from a participant and retain some or all of it; (ii) sell some or all of the shares to which a participant is entitled under the 2021 Incentive Plan on behalf of the participant; (iii) allow the participant to deliver a written or electronic notice for a market sell order with a broker with instructions for the broker to pay a sufficient portion of the net proceeds to the Company to satisfy any tax withholding; (iv) reduce some of the shares to which the participant is entitled under the 2021 Incentive Plan on behalf of the participant or make such other withholding arrangements as it considers necessary or desirable to meet any liability for taxation, to collect any outstanding exercise price and to meet any applicable dealing and/or currency exchange costs and other associated costs.

Malus and Clawback. Under the 2021 Incentive Plan, all awards (including any proceeds, gains or other economic benefit actually or constructively received by a participant upon any receipt or exercise of an award or upon the receipt or resale of any shares underlying the award) shall be subject to the Company’s Malus and Clawback Policy, as amended from time to time, including any provisions adopted to comply with the requirements of applicable law (including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act).

Changing the Plan and Termination. The 2021 Incentive Plan provides that the board of directors or the compensation committee, as applicable, may change the 2021 Incentive Plan at any time and from time to time; provided that, no change of the 2021 Incentive Plan shall generally, without the consent of the holder, materially and adversely affect any rights or obligations under any award theretofore granted or awarded. If a proposed change would be to the material disadvantaged of one or more participants in respect of existing rights under the 2021 Incentive Plan, then the board of directors will obtain the written consent of the affected participant or will invite each disadvantaged participant to indicate whether or not they approve the change and the majority of the participants who were invited and who make an indication approve the change. The board of directors does not need participant consent for any minor changes which are to: (i) benefit the administration of the 2021 Incentive Plan, (ii) comply with or take account of a change in legislation; and/or (iii) obtain or maintain favorable tax, exchange control or regulatory treatment of any member of the Company group or any present or future participant.

The 2021 Incentive Plan will generally require the Company to obtain shareholder approval to: (i) increase the limits imposed on the maximum number of shares available under the 2021 Incentive Plan, (ii) reduce the price per share of any outstanding option, (iii) in some circumstances, the cancellation of any option in exchange for cash or another award, or (iv) make any change which requires shareholder approval under applicable laws, including the rules of the New York Stock Exchange.

Expiration Date. The 2021 Incentive Plan will expire on, and no award will be granted pursuant to the 2021 Incentive Plan after December 14, 2031 (or such earlier date the Board decides). Any award that will be outstanding on the expiration date of the 2021 Incentive Plan will remain in force according to the terms of the 2021 Incentive Plan and the applicable award agreement.

Awards Granted Under the 2021 Incentive Plan

The following executive officers and directors of the Company held awards (both vested and unvested) as of December 31, 2022:

	Total Number			Number of
	of			Shares/Options
Participant	Shares/Options	Grant Date	Vesting Date	Outstanding
Kathy Cassidy	12,500	December 16, 2022	December 19, 2022	7,500
Mike Flewitt	6,250	December 16, 2022	December 19, 2022	6,250

Malus and Clawback Policy

We believe in maintaining a culture of focused, diligent and responsible management that discourages conduct detrimental to our growth. Consistent with that belief, our board of directors has adopted a “malus and clawback” policy to provide the board of directors with the discretion to recover cash incentives, equity awards or other compensation of at-fault employees.

Insurance and Indemnification

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C.Board Practices

Board of Directors

Our board of directors consists of six directors, three of whom, Kathy Cassidy, Gur Kimchi and Michael Flewitt, qualify as independent directors as defined in the NYSE listing requirements. Mr. Slattery serves as the chairman of the board of directors. Directors can be elected by an ordinary resolution of the shareholders. In addition, directors may be appointed either to fill a vacancy arising from the resignation of a former director or as an addition to the existing board by the affirmative vote of a simple majority of the directors present and voting at a board meeting. A director may be removed by a special resolution of the shareholders (i) for cause (as such term is defined in the Amended and Restated Memorandum and Articles of Association), or (ii) where the board of directors makes a determination that removal of a director is in the best interests of the Company. Each of our directors holds office until he or she resigns or is removed from office.

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

Audit Committee

The audit committee, which consists of Kathy Cassidy and Michael Flewitt, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Kathy Cassidy serves as Chairperson of the committee. The audit committee consists exclusively of members of our board who are financially literate, and Kathy Cassidy is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Kathy Cassidy and Michael Flewitt satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that is available on our investor relations website at investor.vertical-aerospace.com. The information contained on our website is not incorporated by reference in this Annual Report.

The audit committee is responsible for, among other things:

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

Compensation Committee

The compensation committee, which consists of Kathy Cassidy and Vincent Casey, assists the board in determining executive officer compensation. Kathy Cassidy serves as Chairperson of the committee. The compensation committee is governed by a charter that is available on our investor relations website at investor.vertical-aerospace.com. The information contained on our website is not incorporated by reference in this Annual Report.

The compensation committee is responsible for, among other things:

●	identifying, reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluating the Chief Executive Officer’s performance in light of these objectives and goals;
●	reviewing and setting compensation for our other executive officers;
●	reviewing and making recommending to the Board regarding director compensation;
●	reviewing and approving or making recommendations to the board of directors regarding our incentive compensation plans.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of Dómhnal Slattery and Michael Flewitt, assists our board of directors in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. Michael Flewitt serves as Chairperson of the committee. The nominating and corporate governance committee is governed by a charter that is available on our investor relations website at investor.vertical-aerospace.com. The information contained on our website is not incorporated by reference in this Annual Report.

The nominating and corporate governance committee is responsible for, among other things:

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

Certification Committee

The certification committee, which consists of Gur Kimchi and Michael Flewitt, assists our board of directors in its oversight of the successful and timely achievement of regulatory certification of the VX4 aircraft and provides guidance to our senior engineering personnel. Gur Kimchi serves as the Chairman of the committee. Our board of directors has adopted a certification committee charter setting forth the responsibilities of the committee. The members of the certification committee are appointed, and may be removed, by the board of directors with or without cause.

D.	Employees

As of December 31, 2022, we had 330 employees (including one apprentice employee and 13 part-time employees), reflecting an increase from 237 employees as of December 31, 2021. The majority of our employees are based in the United Kingdom.

The table below sets out the number of employees by category:

As of December 31,
Department	2022
Production, supply chain and operations	37
Finance	14
Innovation management and research and development	222
Sales and Marketing	7
Other(1)	50
Total	330
(1)	Other includes IT, employees in our facilities (as described below), quality and human resources, among others.

In line with industry standards in the country of employment, our employees maintain a range of relationships with union groups, although none of our employees are represented by a recognized labor union.

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Programs.”

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 1, 2023 by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
●	each of our executive officers and our board of directors; and
●	all of our executive officers and our board of directors as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 1, 2023 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is Vertical Aerospace Ltd., Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of beneficial owner(1)	Number	%(2)
5% or Greater Shareholders
Mudrick Capital Management L.P. (3)	23,850,244	10.0%
American Airlines Inc.(4)	11,250,000	5.3%
Executive Officers and Board Members
Stephen Fitzpatrick(5)	150,552,010	70.3%
John Martin	—	—
Vincent Casey(6)	6,221,209	2.8%
Kathy Cassidy	7,500	*
Gur Kimchi	—	—
Dómhnal Slattery(7)	3,213,415	1.5%
Michael Flewitt(8)	6,250	*
All executive officers and board members as a group (7 persons) (9)	159,882,884	72.5%
*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	Except as otherwise indicated, and subject to applicable community property laws, we believe based on the information provided to us that the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.
(2)	Percentage of outstanding shares is based on 214,211,021 of our ordinary shares, issued and outstanding as of March 1, 2023.
(3)	Based on information reported in a Schedule 13G/A filed on December 22, 2022 and other information known to the Company. Consists of: (a) 19,850,244 ordinary shares representing Convertible Senior Secured Notes Shares, and (b) the 4,000,000 ordinary shares issuable upon conversion of the Convertible Notes Warrants. The table above excludes 8,378,809 ordinary shares representing the maximum number of Convertible Senior Secured PIK Shares that may still be issuable to certain funds, investors, entities or accounts that are managed, sponsored or advised by Mudrick Capital Management, L.P. or its affiliates pursuant to the Convertible Senior Secured Subscription Agreement. Jason Mudrick is the founder, general partner and Chief Investment Officer of Mudrick Capital Management, L.P. Mr. Mudrick, through Mudrick Capital Management, L.P., is responsible for the voting and investment decisions relating to such Ordinary Shares. Each of the aforementioned entities and individuals disclaims beneficial ownership of the ordinary shares held of record by any other entity or individual explicitly named in this footnote except to the extent of such entity or individual’s pecuniary interest therein, if any. The address of each of the entities and individuals explicitly named in this footnote is c/o Mudrick Capital Management, L.P., 527 Madison Avenue, 6th Floor, New York, NY 10022.
(4)	Based on information reported in a Schedule 13G filed on December 21, 2021, American Airlines Inc. and American Airlines Group Inc. have shared voting and dispositive power over 11,250,000 of our ordinary shares. American Airlines Inc. is a wholly owned subsidiary of American Airlines Group Inc. As a result, American Airlines Group Inc. may be deemed to share beneficial ownership of the Shares held of record by American Airlines, Inc. The business address of both entities is 1 Skyview Drive, Fort Worth, Texas 76155.
(5)	Consists of 150,552,010 ordinary shares held directly by Mr. Fitzpatrick. This number includes 1,175,000 outstanding ordinary shares that are subject to an option to purchase such ordinary shares granted by Mr. Fitzpatrick to Dómhnal Slattery, none of which options had been exercised by Mr. Slattery as of March 1, 2023.
(6)	Consists of options to purchase 6,221,209 ordinary shares held by Mr. Casey that are exercisable within 60 days of March 1, 2023.
(7)	Consists of (i) 3,095,915 ordinary shares held by Maples Trustee Services (Cayman) Limited as the trustee of Avolon e Trust II, for which Mr. Slattery controls the voting and disposition of the ordinary shares, and (ii) an option to purchase 117,500 ordinary shares granted to Mr. Slattery by Stephen Fitzpatrick, which shares are currently held directly by Mr. Fitzpatrick, that are exercisable within 60 days of March 1, 2023.

(8)	Consists of options to purchase 6,250 ordinary shares held by Mr. Flewitt that are exercisable within 60 days of March 1, 2023.
(9)	Comprised of (i) 153,655,425 ordinary shares, and (ii) 6,227,459 ordinary shares underlying options that are exercisable within 60 days of March 1, 2023, which excludes the 117,500 ordinary shares underlying the option granted to Mr. Slattery by Mr. Fitzpatrick that are exercisable within 60 days of March 1, 2023, which had not been exercised by Mr. Slattery as of December 31, 2022, and were held directly by Mr. Fitzpatrick as of such date.

The table above does not include the ordinary shares underlying the Virgin Atlantic Commercial Warrant Shares, the American Commercial Warrant Shares and the Avolon Commercial Warrant Shares because these securities are not exercisable within 60 days of this Annual Report.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, our other filings with the SEC, public disclosure, including without limitation Schedule 13 filings, and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder, with a holding of 5% or greater, since January 1, 2020.

Difference in Voting Rights

All of the Company’s ordinary shares have the same voting rights and no major shareholder of the Company has different voting rights.

Securities Held in the Host Country

Based on a review of the information provided to us by our transfer agent, as of December 31, 2022, there were 30 registered holders of our ordinary shares, 6 of which are United States registered holders (including Cede & Co., the nominee of the Depository Trust Company), holding approximately 15.68% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Arrangements for Change in Control

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.Related Party Transactions

The following is a description of our related party transactions since January 1, 2020.

Office Space Agreement with Imagination Industries Incubator Limited

VAGL entered into an office space agreement with i3 on January 1, 2022, pursuant to which i3 provides a dedicated number of desk space at the United House office in London to Vertical for £83,000 per annum. i3 is indirectly owned by Mr. Fitzpatrick, our Chief Executive Officer, director and majority shareholder.

John Martin contractual arrangement

On January 26, 2023, John Martin entered into an employment agreement with the Company to serve as Chief Financial Officer (the “CFO Employment Agreement”), effective as of February 20, 2023. Pursuant to the CFO Employment Agreement, which, among other things, specifies the compensation payable to Mr. Martin for his service, Mr. Martin agreed that by February 6, 2024, he will invest an aggregate amount of not less than $300,000 in the Company by acquiring from the Company, via one or more transactions, newly issued ordinary shares or such other securities as may be determined by the Company, at the then current market value.

Intercompany Loan Facility with Imagination Industries Limited

VAGL entered into an intercompany loan facility agreement with Imagination Industries Limited (“IIL”) on July 1, 2020 (the “Intercompany Loan Facility”). The terms of the Intercompany Loan Facility provide that Vertical may borrow from IIL such amounts in British pounds sterling as may be agreed from time to time. Interest on the outstanding balance of any loans under the Intercompany Facility accrue at a rate of 7% per annum. On December 31, 2020, the outstanding amount under the Intercompany Loan Facility was £6,309,000. On March 10, 2021, the Intercompany Loan Facility was amended to provide for interest to accrue at a rate of 30% per annum for all amounts advanced by IIL under the Intercompany Loan Facility, including past amounts. At the same time, VAGL agreed to repay £737,000 of the loan and reallocate the remaining amount due under the Intercompany Loan Facility, or £9,000,000, to Mr. Fitzpatrick. VAGL settled the loan by issuing 23,220 newly issued class A ordinary shares in the share capital of VAGL to Mr. Fitzpatrick. As of December 31, 2021, there were no amounts outstanding under the Intercompany Loan Facility. IIL is wholly owned by Mr. Fitzpatrick, our Chief Executive Officer, director and majority shareholder.

Intercompany Services Agreement with Imagination Industries Incubator Limited

VAGL entered into an intercompany services agreement with i3 on July 1, 2020 (the “Intercompany Services Agreement”), which was subsequently amended. Pursuant to the Intercompany Services Agreement, i3 provides finance department services and monthly payroll services to Vertical for approximately £9,000 per month. For the years ended December 31, 2020 and 2021, VAGL paid £144,000 and £108,000, respectively, to i3 for services provided under the Intercompany Services Agreement. The Intercompany Services Agreement expired on December 31, 2021. i3 is indirectly owned by Mr. Fitzpatrick, our Chief Executive Officer, director and majority shareholder.

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

Relationship with OVO Group Ltd.

OVO Group Ltd. (“OVO”) is controlled by Mr. Fitzpatrick. Mr. Fitzpatrick, our Chief Executive Officer and a member of our board of directors, currently serves as the Group Chief Executive Officer of OVO, and Vincent Casey, our former Chief Financial Officer and a member of our board of directors, currently serves as the Chief Financial Officer of OVO. During 2021, we and OVO had an informal arrangement in which we received certain services from OVO, which primarily included sharing an office space in London. We did not pay any fees to OVO under this arrangement. The arrangement was terminated as of December 31, 2021.

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

American currently owns more than 5% of our issued and outstanding ordinary shares. Mr. Slattery, the chairman of our board of directors served as the Chief Executive Officer of Avolon until July 2022 and controls the voting and disposition of the ordinary shares held by Maples Trustee Services (Cayman) Limited as the trustee of Avolon e Trust II.

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

The VAGL Shareholders include Mr. Fitzpatrick our Chief Executive Officer, director and majority shareholder, and Mr. Casey, our former Chief Financial Officer and a member of our board of directors.

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

American beneficially owned more than 5% of our outstanding ordinary shares as of December 31, 2022.

The Avolon Lock-Up Agreements

The Avolon Lock-Up Agreements contain certain restrictions on transfer with respect to 90% of the ordinary shares represented by Warrant A1 and Warrant A2 (as defined in the Avolon Warrant Instrument) received by the Avolon Warrantholders pursuant to the Avolon Warrant Instrument. Such restrictions begin at the Closing and end on the third anniversary of the Closing, with 30% of the ordinary shares held by the Avolon Warrantholders being released from such restrictions on each anniversary of the Closing, subject to the earlier release of such restrictions if at any time the closing price of ordinary shares equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing on the twoyear anniversary of Closing.

Mr. Slattery, the chairman of our board of directors, served as the Chief Executive Officer of Avolon until July 2022 and controls the voting and disposition of the ordinary shares held by Maples Trustee Services (Cayman) Limited as the trustee of Avolon e Trust II.

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

The Convertible Senior Secured Notes bears interest at the rate of 7.00% per annum if we elect to pay interest in cash or 9.00% per annum if we elect to pay interest in-kind, and interest is paid semi-annually in arrears. As of December 31, 2022, the Company elected to pay all incurred interest in-kind in an amount equal to $18,353 thousand. Upon the occurrence, and during the continuation, of an event of default, an additional 2.00% will be added to the stated interest rate. The Convertible Senior Secured Notes will mature on the fifth anniversary of issuance and will be redeemable at any time by us, in whole but not in part, for cash, at par plus, if redeemed before the second anniversary of issuance, certain make-whole premiums as specified in the indenture governing the Convertible Senior Secured Notes. Subject to the terms of the indenture governing the Convertible Senior Secured Notes, Broadstone and VAGL provided full and unconditional guarantees under the Convertible Senior Secured Notes upon consummation of the Business Combination. The Convertible Senior Secured Notes Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto.

Relationship with Dómhnal Slattery

On January 27, 2022, we and Mr. Fitzpatrick entered into an option agreement with Mr. Slattery, the chairman of our board of directors, pursuant to which, subject to Mr. Slattery’s continued service as chairman of our board of directors throughout the vesting period and other terms set out therein, Mr. Fitzpatrick granted Mr. Slattery options to require Mr. Fitzpatrick to sell and Mr. Slattery to purchase up to an aggregate of 1,175,000 ordinary shares of the Company for an exercise price of $0.0001 per share, with the option to expire on January 25, 2029.

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

Policies and Procedures for Related Person Transactions

Our board has adopted a written related party transaction policy to set forth the policies and procedures for the review and approval or ratification of related party transactions. Under our related party transaction policy, any related party transaction, including all relevant facts and circumstances, must be reviewed and approved or ratified by the audit committee. Such review shall assess whether if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, the extent of the related party’s interest in the transaction and shall also take into account the conflicts of interest and/or corporate opportunity provisions of our organizational documents and Code of Business Conduct and Ethics and, where the related party involves a director or director nominee, whether the related party transaction will impair the director or director nominee’s independence under the rules and regulations of the SEC and NYSE.

C.Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal or Arbitration Proceedings

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

In the year ended December 31, 2022, we did not declare or pay any dividends.

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

B.Memorandum and Articles of Association

A copy of our Amended and Restated Memorandum and Articles of Association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.9 to this Annual Report and is incorporated by reference into this Annual Report.

C.Material Contracts

Except as disclosed in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this Annual Report (including the Exhibits), we are not currently, nor have we been for the past two years immediately preceding this Annual Report, party to any material contract, other than contracts entered into in the ordinary course of business.

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

Material Cayman Islands Tax Considerations

The following discussion is a summary of the material Cayman Islands tax considerations relating to the purchase, ownership and disposition of our ordinary shares. There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to us will be received free of all Cayman Islands taxes. We have received an undertaking from the Financial Secretary of the Cayman Islands to the effect that, for a period of twenty years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under the Company, or to the shareholders thereof, in respect of any such property or income.

No stamp duty in the Cayman Islands is payable in respect of the issue of any ordinary shares or an instrument of transfer in respect of an ordinary share.

Material United Kingdom Tax Considerations

The following discussion is a summary of the material United Kingdom tax considerations relating to the purchase, ownership and disposition of our ordinary shares.

The following statements are of a general nature and do not purport to be a complete analysis of all potential U.K. tax consequences of acquiring, holding and disposing of ordinary shares. They are based on current U.K. tax law and on the current published practice of Her Majesty’s Revenue and Customs (“HMRC”) (which may not be binding on HMRC), as of the date of this Annual Report, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain U.K. tax consequences for holders of ordinary shares who are tax resident in (and only in) the U.K. (or, in the case of corporate holders, who are not residents but carry on business in the U.K. through a branch, agency or permanent establishment with which their investment in the Company is connected), and in the case of individuals, domiciled in (and only in) the U.K. (except where expressly stated otherwise) who are the absolute beneficial owners of the ordinary shares and any dividends paid on them and who hold the ordinary shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the U.K. tax consequences which may be relevant to certain classes of holders of ordinary shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with us or our group, persons holding their ordinary shares as part of hedging or conversion transactions, holders of ordinary shares who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment, and holders of ordinary shares who are or have been our officers or employees or a company forming part of our group. The statements do not apply to any holder of ordinary shares who either directly or indirectly holds or controls 10% or more of our share capital (or class thereof), voting power or profits.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, ordinary shares. Accordingly, prospective subscribers for, or purchasers of, ordinary shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of ordinary shares or who are subject to tax in a jurisdiction other than the U.K. should consult their own tax advisers.

The following discussion does not consider the United Kingdom tax considerations relating to the purchase, ownership or disposition of the Public Warrants.

The Company

It is the intention of the directors to conduct our affairs so that our central management and control is exercised in the U.K.. As a result, we are expected to be treated as resident in the U.K. for U.K. tax purposes. Accordingly, we expect to be subject to U.K. taxation on our income and gains, except where an exemption applies.

Taxation of Dividends

Withholding Tax

We will not be required to withhold U.K. tax at source when paying dividends. The amount of any liability to U.K. tax on dividends paid by us will depend on the individual circumstances of a holder of ordinary shares.

Income Tax

An individual holder of ordinary shares who is resident for tax purposes in the U.K. may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the Company. Dividend income is treated as the top slice of the total income chargeable to U.K. income tax. An individual holder of ordinary shares who is not resident for tax purposes in the U.K. should not be chargeable to U.K. income tax on dividends received from us unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the U.K. through a branch or agency to which the ordinary shares are attributable. There are certain exceptions for trading in the U.K. through independent agents, such as some brokers and investment managers.

All dividends received by a U.K. resident individual holder of ordinary shares from us or from other sources will form part of the holder’s total income for income tax purposes and will constitute the top slice of that income. For the tax year 2022/23, a nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the holder of ordinary shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the £2,000 dividend allowance, the first £2,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band. The basic rate, higher rate and additional rates of dividend taxation will remain the same for the tax year 2023/24, however the nil rate band will reduce to £1,000, and for the tax year 2024/25 the nil rate band will further reduce to £500.Corporation Tax

Corporate holders of ordinary shares which are resident for tax purposes in the U.K. should not be subject to U.K. corporation tax on any dividend received from us so long as the dividends qualify for exemption (as is likely) and certain conditions are met (including anti-avoidance conditions). Corporate holders of ordinary shares who are not resident in the U.K. will not generally be subject to U.K. corporation tax on dividends unless they are carrying on a trade, profession or vocation in the U.K. through a permanent establishment in connection with which the ordinary shares are used, held, or acquired.

A holder of ordinary share who is resident outside the U.K. may be subject to non-U.K. taxation on dividend income under local law.

Taxation of Capital Gains

U.K. Resident Holders of ordinary shares

A disposal or deemed disposal of ordinary shares by an individual or corporate holder of ordinary shares who is tax resident in the U.K. may, depending on the holder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of U.K. taxation of chargeable gains.

Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of ordinary shares less the allowable cost to the holder of acquiring such ordinary shares.

The applicable tax rates for individual holders of ordinary shares realizing a gain on the disposal of ordinary shares for the tax year 2022/23 is, broadly, 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers. These rates have not changed for the tax year 2023/24. The applicable tax rates for corporate holders of ordinary shares realizing a gain on the disposal of ordinary shares for the tax year 2022/23 is, broadly, 19%. This rate will increase to, broadly, 25% from April 1, 2023.

Non-U.K. Resident Holders of ordinary shares

Holders of ordinary shares who are not resident in the U.K. and, in the case of an individual holder, not temporarily non-resident, should not be liable for U.K. tax on capital gains realized on a sale or other disposal of ordinary shares unless such shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the U.K. through a branch or agency or, in the case of a corporate holder, through a permanent establishment. Holders of ordinary shares who are not resident in the U.K. may be subject to non-U.K. taxation on any gain under local law.

Generally, an individual holder of ordinary shares who has ceased to be resident in the U.K. for tax purposes for a period of five years or less and who disposes of ordinary shares during that period may be liable on their return to the U.K. to U.K. taxation on any capital gain realized (subject to any available exemption or relief).

U.K. Stamp Duty (“stamp duty”) and U.K. Stamp Duty Reserve Tax (“SDRT”)

The following statements are intended as a general guide to the current position relating to stamp duty and SDRT and apply to any holders of ordinary shares irrespective of their place of tax residence.

No stamp duty will be payable on the issue of ordinary shares.

Stamp duty will in principle be payable on any instrument of transfer of ordinary shares that is executed in the U.K. or that relates to any property situated, or to any matter or thing done or to be done, in the U.K.. An exemption from stamp duty is available on an instrument transferring ordinary shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Holders of ordinary shares should be aware that, even where an instrument of transfer is in principle subject to stamp duty, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a U.K. court.

Provided that ordinary shares are not registered in any register maintained in the U.K. by or on behalf of us and are not paired with any shares issued by a U.K. incorporated company, the issue or transfer of (or agreement to transfer) ordinary shares will not be subject to SDRT. We currently do not intend that any register of ordinary shares will be maintained in the U.K..

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

Distributions on Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us (if any) with respect to the ordinary shares generally will be includable in a U.S. Holder’s gross income as foreign-source dividend income in the year actually or constructively received by such U.S. Holder, but only to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions to a U.S. Holder in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ordinary shares and thereafter as capital gain. In the event we make distributions to U.S. Holders of ordinary shares, we may or may not calculate our earnings and profits under U.S. federal income tax principles. We do not currently intend to calculate our earnings and profits under U.S. federal income tax principles. U.S. Holders should therefore assume that all cash distributions will be reported as ordinary dividend income, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. U.S. Holders should consult their own tax advisors to determine whether and to what extent they will be entitled to foreign tax credits in respect of any dividend income received.

With respect to non-corporate U.S. Holders (including individuals, estates, and trusts), dividends received with respect to our ordinary shares may be considered “qualified dividend income” subject to lower capital gains rates, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and the United Kingdom, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. In this regard, the ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as we intend the ordinary shares will continue to be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for the dividends paid with respect to the ordinary shares.

Subject to certain exceptions, dividends paid by us with respect to the ordinary shares will generally constitute foreign-source “passive category income” and will not be eligible for the dividends-received deduction generally allowed to corporate U.S. Holders in respect of dividends received from U.S. corporations.

Sale or Other Taxable Disposition of Ordinary Shares and Public Warrants

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of the ordinary shares and/or Public Warrants, a U.S. Holder generally will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ordinary shares and/or Public Warrants. A U.S. Holder’s adjusted tax basis in such ordinary shares and/or Public Warrants generally will be such U.S. Holder’s purchase price for the ordinary shares and/or Public Warrants. Any such gain or loss generally will be U.S.-source gain or loss and will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares and/or Public Warrants exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.

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

Passive Foreign Investment Company

We will be classified as a PFIC within the meaning of Section 1297 of the Code, for any taxable year if either: (1) at least 75% of the gross income of the Company is “passive income” for purposes of the PFIC rules or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, we will be treated as owning the proportionate share of the assets, and earning the proportionate share of the income, of any other corporation in which we own, directly or indirectly, 25% or more measured by value of the stock. We are an early stage company and do not expect to realize revenue until our manufacturing operations are in production. Until we generate revenue, our PFIC status would largely depend on whether we earn non-passive income, such as government grants, and whether the amount of such non-passive income exceeds 25% of our gross income for the relevant taxable year. While not clear, taking into account our income, assets and market capitalization, we believe that we were not a PFIC for the taxable year that ended on December 31, 2022. Even after we start generating revenue, our PFIC status would depend on, among other things, the composition of the income, assets and operations of us and our subsidiaries and there can be no assurances that we will not be treated as a PFIC again in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

J.Annual Report to Security Holders

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

Item 12.Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10—Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Item 15.Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based on the material weaknesses described below, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective. Notwithstanding the identified material weaknesses, our Chief Executive Officer and Chief Financial Officer have concluded that the consolidated financial statements included elsewhere in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the material weaknesses described below, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has concluded that, as of December 31, 2022, our internal control over financial reporting was not effective.

Previously Identified Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

As reported in our Annual Report on Form 20-F for the year ended December 31, 2021, we previously identified material weaknesses in our internal control over financial reporting, driven by the lack of a sufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience, which lead to our inability to:

●	design and maintain controls over the segregation of duties between the creation and posting of journal entries and preparation and review of account reconciliations;
●	design and maintain formal accounting policies, procedures, and controls (including information technology general controls) across multiple processes; and

●	analyze, record, review and disclose complex accounting matters timely and accurately.

These material weaknesses remain unremediated as of December 31, 2022.

Remediation Activities and Plans

During 2022, we have implemented, and will continue to identify and implement, appropriate steps to remediate the material weaknesses described above. The specific actions taken and planned additional actions are described below.

New roles and responsibilities have been implemented to reduce the risk created by limited segregation of duties in some areas. A second independent director was added to our Audit Committee, now comprising two independent directors, which committee is responsible for the oversight of our accounting and financial reporting processes.

We have enhanced the staffing, capabilities and resources of our finance and accounting function. These internal resources have been supplemented with additional external advice, which will continue to provide ongoing support in regard to complex accounting matters, judgmental areas and changes in accounting standards. This includes appointing an independent internal audit function and designing an internal audit plan.

Regarding information technology general controls, we implemented a new Enterprise Resource Planning system, introduced detailed user profiling, and added user access segregation and monitoring as well as incident and change management workflows. As our operations grow in size, scope and complexity, we will need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of features and functionalities, including inventory management and warehouse management, while maintaining and improving the reliability and integrity of our systems and infrastructure.

During 2022, the Company made significant progress on many of its remedial actions surrounding the material weaknesses identified as of December 31, 2021. However, many of these remedial actions, most importantly the new control activities, were not fully designed and implemented and/or operating contemporaneously and continuously as of December 31, 2022, and therefore the material weaknesses were not fully remediated at year-end. The Company plans to refine the design of many of the controls and evaluate and monitor whether they are operating effectively during 2023.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies.”

Change in Internal Control Over Financial Reporting

Except for the remediation efforts described above taken to address the material weaknesses, there were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B.Code of Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that applies to all our directors, officers and employees, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct addresses, among other things, conflicts of interest, corporate opportunity requirements, confidentiality, competition and fair dealing, financial matters and external reporting, our funds and assets, as well as the process for reporting violations of the Code of Conduct and employee misconduct. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.

We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or NYSE. Our Code of Conduct is available on our website at investor.vertical-aerospace.com. The information contained on our website is not incorporated by reference in this Annual Report.

Item 16C.Principal Accountant Fees and Services

PricewaterhouseCoopers LLP (PCAOB ID 876) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2022 and 2021.

The table below sets out the total amount billed to us by PricewaterhouseCoopers LLP for services performed in the years ended December 31, 2022 and 2021, and breaks down these amounts by category of service:

	2022	2021
	£’000	£’000
Audit Fees	425	406
Audit Related Fees	282	1,175
Tax Fees	—	—
All Other Fees	—	—
Total	707	1,581

Audit Fees

Audit fees for the years ended December 31, 2022 and 2021 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related services provided in the year ended December 31, 2022 related to periodic reports, other documents filed with the SEC, and comfort letters and consents issued in connection with securities offerings. Audit related fees for the year ended December 31, 2021 were primarily related to services in connection with the consummation of the Business Combination and our NYSE listing.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or the chairperson thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or the chairperson thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.

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

Item 19.Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Amended and Restated Memorandum and Articles of Association of Vertical Aerospace Ltd.	6-K	001-41169	1.1	12/16/2021
2.1	Specimen Ordinary Share Certificate of Vertical Aerospace Ltd.	F-4	333-257785	4.2	7/9/2021
2.2	Warrant Agreement between Broadstone and Continental Stock Transfer & Trust Company, dated as of September 10, 2020.	F-4	333-257785	4.4	7/9/2021
2.3	Assignment, Assumption and Amendment Agreement (Warrant Agreement) dated December 15, 2021, between Vertical Aerospace Ltd. and Continental Stock Transfer & Trust Company, dated as of September 10, 2020.	20-F	001-41169	2.3	4/29/2022
2.4	Warrant Agreement between Mudrick Capital Management L.P. and Vertical Aerospace Ltd. dated as of October 26, 2021.	F-1	333-262207	4.8	1/18/2022
2.5	Indenture December 16, 2021, between Vertical, Broadstone as guarantor, VAGL as guarantor and U.S. Bank National Association as trustee and collateral agent for the Convertible Senior Secured Notes.	20-F	001-41169	2.5	4/29/2022
2.6	American Warrant Instrument dated December 16, 2021 and as amended on July 15, 2022, by and among Vertical, Broadstone, the Sponsor, Merger Sub, VAGL and other parties listed therein.	F-1	333-266643	4.6	8/8/2022
2.7	Avolon Warrant Instrument dated December 16, 2021, by and among Vertical, Broadstone, the Sponsor, Merger Sub, VAGL and other parties listed therein.	20-F	001-41169	4.8	4/29/2022
2.8	Virgin Atlantic Warrant Instrument, dated October 29, 2021, by and among Vertical, Broadstone, the Sponsor, Merger Sub, VAGL and other parties listed therein.	F-4	333-257785	10.20	11/1/2021
2.9	Description of Securities					*
4.1	Registration Rights Agreement dated December 15, 2021, by and among Vertical, Sponsor, Broadstone and other parties as set forth therein.	20-F	001-41169	4.2	4/29/2022
4.2	Form of Subscription Agreement, by and among Vertical and the subscribers party thereto.	F-4	333-257785	10.6	7/9/2021
4.3††	Amended and Restated Vertical Aerospace Ltd. 2021 Incentive Award Plan, dated as of January 27, 2023.					*
4.4††	Form of Vertical Aerospace Ltd. Replacement Enterprise Management Incentive Option Agreements.	S-8	333-263815	4.4	3/24/2022
4.5	Call Option Agreement dated December 16, 2021, by and among American and VAGL.	20-F	001-41169	4.12	4/29/2022
4.6	Avolon Partnership Agreement, dated March 16, 2021, between VAGL and Avolon Aerospace Leasing Limited.	F-4	333-257785	10.15	8/24/2021
4.7	Rent Deposit Deed, dated July 15, 2021, between Anthony Nigel Samson, VAGL and Imagination Industries Limited.	F-4	333-257785	10.16	8/24/2021
4.8	Licence to Assign, dated July 15, 2021, between Anthony Nigel Samson, Vertical, Imagination Industries Limited and VAGL.	F-4	333-257785	10.17	8/24/2021
4.9	Form of Indemnification and Advancement Agreement.	6-K	001-41169	10.1	12/16/2021
4.10††	Form of Director Appointment Letter.	F-1	333-262207	10.23	1/18/2022
4.11††	Option Agreement, dated January 27, 2022, between Vertical, Stephen Fitzpatrick and Dómhnal Slattery.	20-F	001-41169	4.22	4/29/2022
4.12	Amended and Restated Share Purchase Agreement, dated September 22, 2022, between Vertical and Nomura Securities International, Inc.					*
4.13	Registration Rights Agreement, dated August 5, 2022, between Vertical and Nomura Securities International, Inc.	F-1	333-266643	10.19	8/8/2022
8.1	List of Subsidiaries.					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.					*
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).					*
*	Filed herewith.
**	Furnished herewith.
††	Indicates a management contract or compensatory plan.

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

Date: March 22, 2023

By:	/s/ Stephen Fitzpatrick
Name:	Stephen Fitzpatrick
Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vertical Aerospace Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Vertical Aerospace Ltd. and its subsidiaries (the “Group”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Group’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group has incurred net losses from operations and net cash outflows from operating activities since its inception and will need to raise additional capital to fund its future operations, and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/PricewaterhouseCoopers LLP

Bristol, United Kingdom

March 22, 2023

We have served as the Group’s auditor since 2017.

Vertical Aerospace Ltd

Consolidated Statement of Comprehensive Income for the Years Ended December 31, 2022, December 31, 2021 and December 31, 2020

	Note	2022	2021	2020
		£ 000	£ 000	£ 000
Revenue	5	—	132	87
Cost of sales		—	(64)	(44)
Gross profit		—	68	43
Research and development expenses	7	(49,129)	(24,291)	(9,971)
Administrative expenses	7	(54,806)	(264,260)	(3,760)
Related party administrative expenses	7	(83)	(108)	(144)
Other operating income	6	5,911	11,352	2,317
Operating loss		(98,107)	(277,239)	(11,515)
Finance income/(costs)	8	3,732	32,498	(98)
Related party finance costs	8	—	(483)	(709)
Total finance income/(costs)	8	3,732	32,015	(807)
Loss before tax		(94,375)	(245,224)	(12,322)
Income tax expense	10	—	—	(4)
Net loss for the period		(94,375)	(245,224)	(12,326)
Foreign exchange translation differences		8,450	(85)	—
Total comprehensive loss for the year		(85,925)	(245,309)	(12,326)
		£	£	£
Basic and diluted loss per share	9	(0.53)	(1.98)	(0.12)

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Consolidated Statement of Financial Position as at December 31, 2022 and December 31, 2021

		December 31,	December 31,
	Note	2022	2021
		£ 000	£ 000
Current Assets
Non-current assets
Property, plant and equipment	11	2,690	1,834
Right of use assets	12	3,121	1,969
Intangible assets	13	2,048	4,208
		7,859	8,011
Current assets
Trade and other receivables	15	18,864	12,658
Financial assets at amortised cost		59,886	—
Restricted cash	14	1,700	—
Cash at bank	14	62,927	212,660
		143,377	225,318
Total assets		151,236	233,329
Equity
Share capital	16	16	16
Other reserve	16	94,857	63,314
Share premium	16	257,197	248,354
Accumulated deficit		(344,752)	(250,123)
Total equity		7,318	61,561
Non-current liabilities
Lease liabilities	18	2,645	1,580
Provisions	19	365	95
Derivative financial liabilities	24	115,247	112,799
Trade and other payables	20	4,153	5,975
		122,410	120,449
Current liabilities
Lease liabilities	18	516	362
Warrant liabilities	21	4,961	10,730
Trade and other payables	20	16,031	40,227
Loans from related parties	17	—	—
		21,508	51,319
Total liabilities		143,918	171,768
Total equity and liabilities		151,236	233,329

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Consolidated Statement of Cash Flows for the Year Ended December 31, 2022, December 31, 2021 and December 31, 2020

	Note	2022	2021	2020
		£ 000	£ 000	£ 000
Cash flows from operating activities
Net loss for the period		(94,375)	(245,224)	(12,326)
Adjustments to cash flows from non-cash items
Depreciation and amortization	11,13	1,772	765	542
Depreciation on right of use assets	12	410	177	140
Finance (income)/costs	8	(3,174)	(32,498)	98
Related party finance costs	8	—	483	709
Share based payment transactions	7	23,189	101,608	96
Warrant expense	7	—	111,611	—
Net exchange differences		—	853	—
Income tax expense	10	—	—	4
Goodwill impairment		1,473	—	—
		(70,705)	(62,225)	(10,737)
Working capital adjustments
Increase in trade and other receivables	15	(6,206)	(9,126)	(2,062)
(Decrease)/Increase in trade and other payables	20	(26,803)	43,801	787
Net cash flows used in operating activities		(103,714)	(27,550)	(12,012)
Cash flows from investing activities
Increase in deposits	14	(59,250)	—	—
Acquisitions of property plant and equipment	11	(1,436)	(790)	(155)
Acquisition of intangible assets	13	(571)	(2,565)	(233)
Rent guarantee deposits	14	(1,700)	—	—
Deferred consideration proceeds/(payments)		—	1	(300)
Net cash flows used in investing activities		(62,957)	(3,354)	(688)
Cash flows from financing activities
Proceeds from convertible loan notes	24	—	166,981	—
Proceeds from related party borrowings	27	—	2,945	5,600
Repayment of related party borrowings	27	—	(737)	—
Payments to lease creditors	18	(484)	(240)	(220)
Proceeds from related party investment	27	—	3,779	—
Cash acquired as part of Business Combination	7	—	4,728	—
Proceeds from PIPE		—	67,257	—
Proceeds from equity subscription line		7,733	—	—
Movement in net parent investment		—	—	7,130
Net cashflows generated from financing activities		7,249	244,713	12,510
Net (decrease)/increase in cash at bank		(159,422)	213,809	(190)
Cash at bank as at January 1		212,660	839	1,029
Effect of foreign exchange rate changes		9,689	(1,988)	—
Cash at bank as at December 31		62,927	212,660	839

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Consolidated Statement of Changes in Equity for the Year Ended December 31, 2022, December 31, 2021 and December 31, 2020

	Share	Other	Net parent	Accumulated
	capital	reserves	investment	deficit	Total
	£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2020	—	—	4,162	—	4,162
Total comprehensive loss	—	—	(7,175)	(5,151)	(12,326)
Share based payment transactions	—	—	—	96	96
Movement in net parent investment	—	—	7,130	—	7,130
Transfer to Other reserves	—	4,117	(4,117)	—	—
At December 31, 2020	—	4,117	—	(5,055)	(938)

		Share	Share	Other	Accumulated
	Note	capital	premium	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2021		—	—	4,117	(5,055)	(938)
Loss for the year		—	—	—	(245,224)	(245,224)
Translation differences		—	—	(85)	—	(85)
Total comprehensive loss		—	—	(85)	(245,224)	(245,309)
Share based payment transactions	23	—	—	—	156	156
Share acquisition	16	16	—	50,724	—	50,740
PIPE investment	16	—	71,036	—	—	71,036
Capital reorganization	7	—	74,265	—	—	74,265
Issuance of warrants	21	—	103,053	8,558	—	111,611
At December 31, 2021		16	248,354	63,314	(250,123)	61,561

		Share	Share	Other	Accumulated
	Note	capital	premium	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2022		16	248,354	63,314	(250,123)	61,561
Loss for the year		—	—	—	(94,375)	(94,375)
Translation differences		—	—	8,450	—	8,450
Total comprehensive loss		—	—	8,450	(94,375)	(85,925)
Exercise of warrants and options	21	—	342	(276)	—	66
Reclassification of warrants	21	—	—	1,010	—	1,010
Share issuances under equity subscription line	16	—	7,734	—	—	7,734
Share based payment transactions	23	—	767	22,359	(254)	22,872
At December 31, 2022		16	257,197	94,857	(344,752)	7,318

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022

1General information

Vertical Aerospace Ltd (the “Company”, or the “Group” if together with its subsidiaries) is incorporated under the Companies Law (as amended) of the Cayman Islands. The address of its principal executive office is: Unit 1 Camwal Court, Bristol, United Kingdom. The Group’s main operations are in the United Kingdom and these financial statements are presented in Pounds Sterling and all values are rounded to the nearest thousand (£’000) except where otherwise indicated.

These financial statements were authorised for issue by the Board of Directors on March 20, 2023.

Principal activities

The principal activity of the Company and its wholly owned subsidiary, Vertical Aerospace Group Ltd (“VAGL”), is the development and commercialization of vertical take-off and landing electrically powered aircraft (“eVTOL”). VAGL became a subsidiary of the Company on December 15, 2021 as part of the capital reorganization. Prior to December 15, 2021, the Company was a shell company with no active trade or business, and all relevant assets and liabilities, as well as income and expenses, were borne by VAGL. Therefore the comparatives of 2020 in these consolidated financial statements reflects the financial position and results of operations of VAGL.

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

All amounts are presented in and rounded to the nearest thousand unless otherwise indicated. Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Basis of consolidation

Vertical Aerospace Ltd is the parent of the Group and has 100% ownership interest and voting rights of Vertical Aerospace Group Limited, which is its only material subsidiary.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

2Significant accounting policies (continued)

The capital reorganization

On December 15, 2021 the Company consummated the capital reorganization whereby the Company acquired all the ordinary shares of VAGL in consideration for the issuance of ordinary shares in the Company, by way of a share for share exchange.

At the same time Broadstone Acquisition Corp., (“Broadstone”, a Cayman Islands exempted company), a special purpose acquisition company, was acquired by the Group.

This Business Combination is accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, Broadstone is treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is treated as the equivalent of the VAGL issuing shares at the closing of the Business Combination for the net assets of Broadstone as of the closing date, accompanied by a recapitalization.

The reorganization was accounted for within the scope of IFRS 2. Accordingly, during the year ended December 31, 2021 the Company recorded a one-time non-cash expense of £84,712 thousand, recognized as a share listing expense, based on the excess of the fair value of Company shares issued considering a fair value of a share, at $10.68 per share, over the fair value of Broadstone’s identifiable net assets.

Summary of significant accounting policies and key accounting estimates

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Going concern

Management has prepared a cash flow forecast for the Group and has considered the ability for the Group to continue as a going concern for the foreseeable future, being at least 12 months after approving these financial statements.

The Group is currently in the research and development phase of its journey to commercialisation of eVTOL technology. Commensurate with being in the development phase, the Group has invested heavily in research to support the development of its aircraft. The Group is not currently generating revenue and has incurred net losses and net cash outflows from operating activities since inception. As of December 31, 2022, the Group had £122.8 million of cash and cash equivalents on hand including Short-term deposits held by the Company.

Within the next 12 months following the date of this Annual Report, management expects the funding requirements to be approximately £90 million, which will be used primarily to fund the creation and testing of the prototype aircraft, support the certification process and invest in additional personnel across both engineering and support functions.

The Group will need to raise additional capital to fund its future operations and remain as a going concern, before the Group uses all of its existing resources. There can be no assurance that the Group will be able to obtain additional funding on acceptable terms and thus have sufficient funds to meet Group’s funding requirements. As a result, the timely completion of financing is important for the Group’s ability to continue as a going concern when it has exhausted its existing resources.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

2Significant accounting policies (continued)

The dependency on raising additional capital indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern and therefore the Group may be unable to realise the assets and discharge the liabilities in the normal course of business. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the continuity of operations, realisation of assets and the satisfaction of liabilities in the ordinary course of business and do not include any adjustments that would result if the Group were unable to continue as a going concern.

Changes in accounting policy

The Group adopted the following amendments for the first time during the period commencing January 1, 2022:

●	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37);
●	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16);
●	Annual Improvements to IFRS Standards 2018-2020; and
●	References to Conceptual Framework (Amendments to IFRS 3).

The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

No accounting standards and interpretations that have been published but not effective for periods ending December 31, 2022 have been early adopted by the Group or are expected to have a material impact on the Group.

Government grants

Government grants are recognised as Other operating income and are recognised in the period when the expense to which the grant relates is incurred. Grants are only recognised when there is a signed grant offer letter or equivalent from the government body and there is reasonable assurance that the Group will be able to satisfy all conditions of the grant.

Benefit from Research and Development Tax Credit

As a company that carries out extensive research and development activities, the Company benefits from the UK research and development tax credit regime. Qualifying expenditures largely comprise of R&D staff employment costs, R&D components, consumables, parts, tooling and outsourced contracting support for R&D activities and utilities costs. Due to the nature of the business, the Company has generated losses since inception. The benefit from research and development, or R&D, tax credits is recognized in the consolidated statements of comprehensive income, net, and represents the sum of the research and development tax credits recoverable in the UK.

The UK research and development tax credit is fully refundable to the Company and is not dependent on current or future taxable income. As a result, the Company has recorded the entire benefit from the UK research and development tax credit as a benefit which is included in net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any UK research and development tax credits generated are needed to offset a corporate income tax liability in the UK, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other operating income.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

2Significant accounting policies (continued)

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

Finance income and costs

Finance income and costs includes the fair value movement on publicly traded warrants and convertible loan notes. Finance costs includes interest payable and is recognised in profit or loss using the effective interest method. Interest income is recognised in profit or loss as it accrues, using the effective interest method.

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

The most important exchange rates that have been used in preparing the financial statements are:

Closing rate as at December 31, 2022: USD $1 = GBP £0.8306 (2021: £0.7420)

Average rate for the year ending December 31, 2022: USD $1 = GBP £ 0.8117 (2021: £0.7270)

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

2Significant accounting policies (continued)

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

Property, plant and equipment

Property, plant and equipment is stated at cost, which includes directly attributable incremental costs incurred in their acquisition and installation, less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

Depreciation

Depreciation is charged to write off the cost of assets over their estimated useful lives, as follows:

Asset class	Depreciation method and rate
Leasehold property under right of use and leasehold improvements	Straight line over term of lease
Office equipment	3 years straight line
Plant and machinery	5 years straight line

Intangible assets

Intangible assets are carried at cost, less accumulated amortization and impairment losses.

Computer software licences acquired for use within the Company are capitalized as an intangible asset on the basis of the costs incurred to acquire and bring to use the specific software.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

2Significant accounting policies (continued)

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

Cash at bank

Cash at bank is held on deposit with financial institutions located within the United Kingdom and is immediately available. Management has assessed the financial institutions that hold the Company’s cash at bank to be financially sound, with minimal credit risk in existence. Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours’ notice with no loss of interest. The cash at bank excludes restricted cash deposits, which are subject to restrictions and are therefore not available for general use.

Restricted cash

The Company presents restricted cash as a separate line item in the balance sheet where this is relevant to an understanding of the Group’s financial position. Restricted cash refers to cash that is held by the Company for specific reasons and is, therefore, not available for immediate ordinary business use.

Short term deposits

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours’ notice with no loss of interest.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

2Significant accounting policies (continued)

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

Leases

Definition

A lease is a contract, or part of a contract, that conveys the right to use an asset or a physically distinct part of an asset (‘the underlying asset’) for a period of time in exchange for consideration. Further, the contract must convey the right to the company to control the asset or a physically distinct portion thereof. A contract is deemed to convey the right to control the underlying asset, if throughout the period of use, the company has the right to:

●	Obtain substantially all the economic benefits from the use of the underlying asset, and;
●	Direct the use of the underlying asset (for example, directing how and for what purpose the asset is used).

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

2Significant accounting policies (continued)

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

2Significant accounting policies (continued)

Share capital and reserves

Ordinary shares are classified as equity and share capital is carried at par value. Share capital issued meets the definition of an equity instrument as defined in IAS 32 ‘Financial Instruments’ when the contract evidences a residual interest in the assets of the Company after deducting all of its liabilities. Incremental costs directly attributable to the issue of shares are accounted for as a deduction from consideration received, and are recorded in share premium. Share premium reflects the proceeds received (net of allowable costs) in excess of the par value.

Equity instruments are measured at the fair value of the cash or other resources received or receivable, net of the direct costs of issuing the equity instruments. If payment is deferred and the time value of money is material, the initial measurement is on a present value basis.

Employee Benefits

A defined contribution plan is a pension plan under which fixed contributions are paid into a separate entity and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they are due.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

2Significant accounting policies (continued)

At the end of each reporting period, the Company revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

See note 23 for further details.

Other non-current share-based payments were made during the prior year as detailed within the significant accounting policy for the capital reorganization. Further information is included with the critical accounting judgements and key sources of estimation uncertainty.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

2Significant accounting policies (continued)

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

2Significant accounting policies (continued)

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

3Critical accounting judgements and key sources of estimation uncertainty (continued)

Costs for internally generated research and development are capitalized only if:

- the product or process is technically feasible;

- adequate resources are available to successfully complete the development;

- the benefits from the assets are demonstrated;

- the costs attributable to the projects are reliably measured;

- an intention exists to produce and market or use the developed product or process and market relevance can be demonstrated.

Management has concluded none of the projects currently meet the requirements for capitalization as the market for the use of eVTOL technologies is not yet established or proven, and uncertainties remain regarding the successful completion of this development.

If costs relating to a research and development projects are not capitalized, they are expensed as incurred and presented in Research and Development expenses in profit or loss (note 7).

Share acquisition – business combination under common control

There is currently no guidance in IFRS on the accounting treatment for combinations among entities under common control. IAS 8 requires management, if there is no specifically applicable standard or interpretation, to develop a policy that is relevant to the decision-making needs of users and that is reliable.

In the prior period, management made a judgement and applied a method broadly described as predecessor accounting. The principles of predecessor accounting are:

●	Assets and liabilities of the acquired entity are stated at predecessor carrying values. Fair value measurement is not required.
●	No new goodwill arises in predecessor accounting.
●	Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is included in equity.

The share acquisition of all the ordinary shares of VAGL in the prior period has been considered as a business combination under common control and resulted in VAGL's operations and all of its net assets being recognized by the Company at their historical net book values.

Share-based Payments

During the year ended December 31, 2021, judgments were made in determining the valuation of shares prior to the business combination, including in relation to the issuance of Z-Shares to American Airlines (“American”) on June 10, 2021. For periods prior to the business combination, a probability-weighted model using option pricing methods has been used. For valuations as at or subsequent to the business combination the market value of the publicly traded shares has been used.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

3Critical accounting judgements and key sources of estimation uncertainty (continued)

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

During the year ended December 31, 2021 An expense of £16,739 thousand was recognised based on the total fair value of the class Z-Shares issued to American over the total consideration received (£nil).

Enterprise Management Initiative (EMI)

On March 15, 2022, and as a result of the Business Combination, the Company entered into option agreements with certain employees of the Company as replacement option agreements for share options previously granted over shares in VAGL.

New equity instruments are granted to eligible employees and on March 15, 2022, the Company identified the new option agreements granted as replacement option agreements for the option agreements cancelled. As such the granting of these replacement option agreements has been accounted for in the same way as a modification of the original grant of equity instruments.

It has been concluded that this modification increased the fair value of the option agreements granted, measured immediately before and after the modification, and therefore the Company has subsequently included the incremental fair value granted in the measurement of the amount recognised for services received as consideration for the option agreements granted.

The incremental fair value granted is the difference between the fair value of the replacement option agreements and the net fair value of the cancelled option agreements, at the date the replacement equity instruments were granted – see note 23 for further details.

2021 Incentive Plan

During the year ended December 31, 2022 the Board of Directors adopted the “2021 Incentive Award Plan” in order to facilitate the grant of cash and equity incentives to employees. The share options were given to employees of VAGL in relation to shares in the Company. Under the scheme, the participants are granted options which only vest if the employee remains in employment with the company at the vesting date. Options are vested after the first anniversary of the grant date with 6.25% vest quarterly until the options are fully vested. The “vesting period” is specified in IFRS 2 as the period during which all of the specified vesting conditions are to be satisfied in order for the employees to be entitled unconditionally to the equity instrument. The options expire at the end of the day before the tenth anniversary of the grant date. Management is required to use an appropriate pricing model to value the issue of equity to employees or those providing similar services. Any charge to the profit and loss account is therefore a function of the chosen pricing model, which is based on a range of assumptions. The fair value of the equity instruments granted was derived using a Black-Scholes Model and based upon actual share price on grant date ($9.36). Risk free rate has been determined based upon US Government five year gilts. Expected volatility was determined by the historical volatility of the Company since the completion of the business combination. An attrition rate of 10% has been determined based upon historical experience.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

3Critical accounting judgements and key sources of estimation uncertainty (continued)

Convertible Loans and Embedded Derivatives

The fair value of the convertible senior secured notes has been estimated using an option pricing model, in accordance with the International Valuation Standards definition of “market value”. This approach is deemed appropriate because:

●	Like an option, the returns to the Convertible Notes are dependent upon the share price of the Company;
●	The Company is listed and therefore its historical equity value and equity volatility data is readily available; and
●	There are several breakpoints at which the potential returns to the various securities could vary depending on the other participating securities.

The Convertible Notes, which have a five-year term from the date of issuance, have a payment-in-kind interest rate of 9.0% (compounding semi-annually), or a cash interest rate of 7.0% (paid semi-annually).

The holder of the Convertible Notes may convert them into ordinary shares in the Company at any time at a conversion ratio of 90.9091 per $1,000 principal amount (any payment-in-kind accrual converts at the same ratio).

Many of the inputs are not observable and Company specific inputs include the expected probability and timing of specific future events.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

3Critical accounting judgements and key sources of estimation uncertainty (continued)

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

Private Warrants and Options issued to Mudrick along Public Warrants, are accounted for as liabilities in accordance with IAS 32, subject to ongoing mark-to-market adjustments (see note 21).

4Operating segments

The Group operates as a single operating segment and one reporting segment, being the development and commercialization of eVTOL technology. An operating segment is defined as a component of an entity for which discrete financial information is available and whose results are regularly reviewed by the chief operating decision maker. The Board of Directors review all financial information as a single segment.

5Revenue

The analysis of the Group’s revenue for the year is as follows:

	2022	2021	2020
	£ 000	£ 000	£ 000
Rendering of engineering consultancy services	—	132	87

All revenue relates to non-core ancillary consultancy services and was provided by Vertical Aerospace Engineering Limited, which was disposed of in October 2021.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

6Other operating income

The analysis of the Group’s other operating income for the year is as follows:

	2022	2021	2020
	£ 000	£ 000	£ 000
Government grants	1,415	8,829	1,989
R&D tax credit	4,496	2,388	328
Other	—	135	—
	5,911	11,352	2,317

Government grants

Government grants relate to amounts receivable from the Aerospace Technology Institute (ATI) relating to the research and development of eVTOL technologies. The grant is made to fund research and development expenditure and is recognised in profit or loss in the period to which the expense it is intended to fund relates.

R&D tax credit scheme

The R&D tax credit relates to the UK’s research and development expenditure credit scheme.

7Expenses by nature

Included within administrative expenses and research and development expenses are the following expenses.

	2022	2021	2020
	£ 000	£ 000	£ 000
Research and development staff costs	17,580	12,913	7,416
Research and development consultancy	18,004	4,678	—
Research and development components, parts and tooling	13,545	6,700	2,555
Total research and development expenses	49,129	24,291	9,971
Administrative staff costs	8,014	3,317	1,029
Share based payment expenses (note 23)	23,189	111,996	96
Warrant expenses	—	111,611	—
Consultancy costs	2,479	13,144	745
Legal and financial advisory costs	2,949	7,350	—
HR advisory and recruitment costs	2,089	2,150	313
IT hardware and software costs	4,348	1,506	579
Related party administrative expenses	83	108	144
Insurance expenses	2,698	195	23
Marketing costs	1,728	3,918	—
Other administrative expenses	2,042	1,105	110
Premises expenses	1,614	360	183
Depreciation expense	577	377	279
Amortisation expense	1,195	387	263
Depreciation on right of use property assets	411	176	140
Goodwill impairment	1,473	—	—
Stamp Duty	—	6,669	—
Total administrative expenses	54,889	264,369	3,904
Total administrative & research and development expenses	104,018	288,660	13,875

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

7Expenses by nature (continued)

Staff costs relates primarily to salary and salary related expenses, including social security and pension contributions. Staff costs exclude share based payments.

Share based payment expense primary relates both R&D staff and administrative staff and includes the following:

	2022	2021	2020
	£ 000	£ 000	£ 000
Enterprise Management Initiative	7,858	156	96
2021 Incentive Plan	14,512	—	—
Issuance of Z-Shares to American	—	16,739	—
Capital reorganization	—	84,712	—
Issuance of shares to suppliers and partners	819	10,389	—
	23,189	111,996	96

Enterprise Management Incentive and 2021 Incentive Plan

The Group operates an Enterprise Management Incentive (“EMI”) scheme, being a tax advantaged share scheme that can be operated by qualifying companies. This scheme was modified during the year ended December 31, 2022 to reflect the revised capital structure of the Company following completion of the Business Combination. As part of this modification, all option holders exchanged their options held in VAGL for newly issued options in the Company.

Also, during the year ended December 31, 2022 the Board of Directors adopted the “2021 Incentive Award Plan” in order to facilitate the grant of cash and equity incentives to employees.

The impact of both the modification of the EMI scheme and the adoption of the 2021 Inventive Aware Plan is reflected in these financial statements – see note 23 for further details.

Issuance of PIPE shares to suppliers and partners

Upon consummation of the Business Combination the Company recognised an expense £10,389 thousand in relation to the issuance of PIPE shares to certain suppliers and partners for net proceeds below market value.

Issuance of Z-Shares to American

On June 10, 2021, VAGL and American executed a subscription agreement by which American subscribed for 5,804 class Z-Shares of VAGL for total consideration of £0.06. Z-Shares refer to Z ordinary shares of £0.00001 par value that did not carry the right to receive distributions.Upon closing of the Business Combination, American exchanged 100% of its class Z-Shares for 6,125,000 common shares of the Company.

Two probability weighted scenarios were considered: a) the Z-Shares convert into to 6,125,000 shares in the Company, subject to lock up and call option, or b) they remain shares of VAGL if the business combination did not complete.

	Business	Business
	combination	combination does
	completes	not complete
	£’000	£’000
Fair value of Z-Shares as at June 10, 2021	21,984	2,558

The probability weighted calculation as at June 10, 2021 concluded that Business Combination was likely to be completed, giving a valuation of £16,739 thousand, recognised as an expense and within share premium of VAGL.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

7Expenses by nature (continued)

Capital reorganization

The difference in the fair value of the shares issued by the Company over the value of the net monetary assets of the Broadstone represented a listing service, recognized as an expense upon consummation of the Business Combination.

2021
£’000
Market value of 9,203,984 ordinary shares ($10.68 per share)	74,265
Cash acquired	4,728
Warrants acquired (15,701,067 warrants at $1.04 per warrant)	(11,997)
Accounts payable acquired	(2,289)
Add net liabilities acquired	(9,558)
Foreign exchange differences	671
Charge for listing services	83,152

An additional £1,572 thousand was recognised in relation to the issuance of private options to MWC, giving a total charge of £84,712 thousand.

8Finance income/(costs)

	2022	2021	2020
	£ 000	£ 000	£ 000
In-kind interest on convertible loan notes	(14,897)	—	—
Interest on loans from related parties	—	(483)	(709)
Fair value losses	—	—	(18)
Interest expense on leases	(143)	(77)	(74)
Foreign exchange loss	(13,338)	—	—
Other	(116)	(15)	(6)
Total finance costs	(28,494)	(575)	(807)
Interest accrued on deposits	623	—	—
Fair value gains	31,603	32,578	—
Other	—	12	—
Total finance income	32,226	32,590	—
Total finance income/(costs)	3,732	32,015	(807)

Fair value movements include a fair value gain on public and private warrants in issue of £5,880 thousand (note 21) in addition to a fair value gain on the senior convertible loan notes of £25,723 thousand (note 25).

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

9Basic and diluted loss per share

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

The calculation of loss per share is based on the following data:

	2022	2021	2020
	£ 000	£ 000	£ 000
Net loss for the period	(94,375)	(245,224)	(12,326)
	£	£	£
Basic and diluted loss per share	(0.53)	(1.98)	(0.12)
	No. of shares	No. of shares	No. of shares
Weighted average issued shares	179,470,377	124,130,921	99,904,427

10Income tax expense

Tax credited /(charged) in profit or loss

	2022	2021	2020
	£ 000	£ 000	£ 000
Current taxation
UK corporation tax	—	—	(4)

The tax on profit before tax for the year is higher than the standard rate of corporation tax in the UK (2021 - higher than the standard rate of corporation tax in the UK) of 19% (2021: 19%).

The differences are reconciled below:

	2022	2021	2020
	£ 000	£ 000	£ 000
Loss before tax	(94,375)	(245,224)	(12,322)
Corporation tax benefit at standard rate	17,931	46,593	2,341
Decrease in tax benefit from effect of expenses not deductible in determining taxable loss	(418)	(92)	(135)
Decrease in tax benefit from tax losses for which no deferred tax asset was recognised	(17,513)	(46,501)	(841)
Decrease in tax benefit arising from group relief tax reconciliation	—	—	(1,369)
Deferred tax credit from unrecognised temporary difference from a prior period	—	—	—
Total tax expense	—	—	(4)

The main rate of UK corporation tax for the years to December 31, 2022 and December 31, 2021 was 19%.

At the March Budget 2021, the UK government announced that the Corporation Tax main rate (for all profits except ring fence profits and profits under £50 thousand) for the years starting April 1, 2023 be 25%.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

10Income tax expense (continued)

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

Unused potential tax losses for which no deferred tax asset has been recognised as at December 31, 2022 were estimated as £345,000 thousand (2021: £250,500 thousand).

11Property, plant and equipment

	Plant and	Leasehold
	Machinery	improvements	Office equipment	Total
	£ 000	£ 000	£ 000	£ 000
Cost or valuation
At January 1, 2021	—	1,368	441	1,809
Additions	—	162	628	790
December 31, 2021	—	1,530	1,069	2,599
Additions	25	1,199	212	1,436
Disposals	—	(13)	(68)	(81)
December 31, 2022	25	2,716	1,213	3,954
Depreciation
At January 1, 2021	—	206	181	387
Charge for year	—	168	210	378
At December 31, 2021	—	374	391	765
Charge for the year	1	240	334	575
Depreciation on disposals	—	(13)	(63)	(76)
At December 31, 2022	1	601	662	1,264
Net book value
At December 31, 2022	24	2,115	551	2,690
At December 31, 2021	—	1,156	678	1,834

All property, plant and equipment is attributable to the UK.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

12Right of use assets

Leasehold Property
£ 000
Cost or valuation
At January 1, 2021	1,445
Additions	1,084
At December 31, 2021	2,529
Additions	1,562
At December 31, 2022	4,091
Depreciation
At January 1, 2021	383
Charge for the year	177
At December 31, 2021	560
Charge for the year	410
At December 31, 2022	970
Net book value
At December 31, 2022	3,121
At December 31, 2021	1,969

The right of use assets are leasehold properties in Bristol and Kemble, UK. Further information on the lease liability of this lease can be found in note 18.

13Intangible assets

	Goodwill	IT software	Total
	£ 000	£ 000	£ 000
Cost or valuation
At January 1, 2021	1,473	915	2,388
Additions	—	2,565	2,565
At December 31, 2021	1,473	3,480	4,953
Additions	—	571	571
Disposals	—	(135)	(135)
Impairment	(1,473)	—	(1,473)
At December 31, 2022	—	3,916	3,916
Amortisation
At January 1, 2021	—	358	358
Amortisation charge	—	387	387
At December 31, 2021	—	745	745
Amortisation charge	—	1,195	1,195
Depreciation on disposals	—	(72)	(72)
At December 31, 2022	—	1,868	1,868
Net book value
At December 31, 2022	—	2,048	2,048
At December 31, 2021	1,473	2,735	4,208

The amortisation charge of £1,195 thousand (2021: £387 thousand) is shown in Administrative expenses.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

13Intangible assets (continued)

All intangible assets are attributable to the UK and IT software is third party software licences, which includes perpetual licences and implementation costs. The carrying amounts of the software was reviewed at the reporting date and management determined that there were no indicators of impairment.

Goodwill previously recognised on the acquisition of Vertical Advanced Engineering Ltd in July 2019 and related to the Formula 1 approach to the use materials and technologies was fully impaired during the year.

14Cash and cash equivalents

Restricted cash is deemed to be restricted by way of a rent guarantee, which the counterparty can call on in the event of default by the Company.

Current assets at amortised cost relates to short term deposits, which are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours’ notice with no loss of interest.

All balances are held with financial institutions with a minimum rating of ‘A’.

15Trade and other receivables

	December 31,	December 31,
	2022	2021
	£ 000	£ 000
Government receivables	10,905	5,415
Prepayments	7,169	6,571
Other receivables	790	672
	18,864	12,658

Included within Government receivables is £7,212 thousand for the R&D tax credit receivable (December 31, 2021: £2,716 thousand). The fair value of trade and other receivables classified as financial instruments are disclosed in note 25 Financial instruments. Expected credit losses were not significant in 2022 or 2021. The Group’s exposure to credit and market risks, including impairments and allowances for credit losses, relating to trade and other receivables is disclosed in note 26 Financial risk management and impairment of financial assets.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

16Share capital and other reserves

Allotted, called up and fully paid shares

	December 31,		December 31,
	2022		2021
	No.	£	No.	£
Ordinary of $0.0001 each	214,211,021	15,952	209,135,382	15,804
	214,211,021	15,952	209,135,382	15,804

Ordinary shares have full voting rights, full dividend rights. The Company is authorized to issue 500,000,000 ordinary shares.

During the period 5,075,639 ordinary shares were issued at $0.0001 par value as shown below

	Shares issued	Proceeds received	Premium arising
	No.	£000	£000
Exercise of EMI Options	3,821,565	68	340
Equity Subscription line	1,103,863	7,733	7,734
Share based payment transaction	150,000	—	767
Exercise of public warrants	211	2	2
	5,075,639	7,803	8,843

This includes 3,821,565 shares were issued as a result of the exercise of EMI options, of which 645,571 relate to exercised EMI options and 3,175,994 remain held in deposit at custodian.

On August 5, 2022, we entered into the share purchase agreement with Nomura Securities International (“Nomura”), establishing an equity subscription line whereby the Company has the right to sell to Nomura up to $100 million in aggregate gross purchase price of our newly issued ordinary shares, par value $0.0001 per share.

During the year 1,103,863 shares were issued under the equity subscription line with Nomura generating proceeds of £7,734 thousand. The excess of proceeds over the par value of the shares issued is recognised within share premium.

Nature and purpose of other reserves

The share-based payments reserve is used to recognise the grant date fair value of options issued to employees but not exercised. The translation reserve arises as a result of the retranslation of overseas subsidiaries in consolidated financial statements. The warrant reserve is used to recognise the fair value of warrants issued in exchange for a fixed amount of cash or another financial asset for a fixed number of the Company’s ordinary shares (‘fixed-for-fixed condition’). The merger reserve is used to reflect any difference between the consideration and the book value of net assets acquired as part of a business combination.

17Loans from related parties

	December 31,	December 31,
	2022	2021
	£ 000	£ 000
Current loans and borrowings
Loans from related parties	—	—

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

17Loans from related parties (continued)

Loans from related parties represented a loan from Imagination Industries Ltd, a company wholly owned by Stephen Fitzpatrick. Movements in the prior year were as follows:

	2022	2021
	£’000	£’000
As at January 1	—	6,309
Amounts advanced	—	2,945
Interest charged	—	483
Amounts repaid	—	(737)
Conversion to Equity	—	(9,000)
As at December 31	—	—

18Leases

The balance sheet shows the following amounts relating to lease liabilities:

	December 31,	December 31,
	2022	2021
	£ 000	£ 000
Long term lease liabilities	2,645	1,580
Current lease liabilities	516	362
Total lease liabilities	3,161	1,942

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

Lease liabilities maturity analysis

A maturity analysis of lease liabilities based on contractual undiscounted gross cash flow is reported below:

	December 31,	December 31,
	2022	2021
	£ 000	£ 000
Less than one year	668	425
Within 2 - 5 years	2,371	1,653
More than 5 years	895	262
Total lease liabilities (undiscounted)	3,934	2,340

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

18Leases (continued)

Total cash outflows related to leases

Total cash outflows related to leases are presented in the table below:

	December 31,	December 31,
Payment	2022	2021
	£ 000	£ 000
Right of use assets	484	240
Low value leases	—	—
Short term leases	190	49
Total cash outflow	674	289

A reconciliation of the lease creditors is shown below:

£000
As at January 1, 2021	1,021
Additions	1,084
Interest element of payments to finance lease creditors	(78)
Principal element of payments to finance lease creditors	(162)
Interest expense of leases	77
As at December 31, 2021	1,942
Additions	1,560
Interest element of payments to finance lease creditors	(142)
Principal element of payments to finance lease creditors	(342)
Interest expense of leases	143
As at December 31, 2022	3,161

Lease creditors relate to property in Bristol and Kemble, UK. During 2022, the Company entered into additional lease arrangements in both of these locations. The cost, depreciation charge and carrying value for the right-of-use asset is disclosed in note 12 Right of use assets. The interest expense on lease liabilities is disclosed in note 8 Finance costs.

19Provisions

	Tax and social
	security	Dilapidations	Total
	£ 000	£ 000	£ 000
As at January 1, 2021	—	88	88
Unwinding of discount	—	7	7
As at December 31, 2021	—	95	95
Additions	264	—	264
Unwinding of discount	—	6	6
As at December 31, 2022	264	101	365

The dilapidation provision was recognized as a result of the obligation to return the leased property in Bristol, UK to its original condition at the end of the lease which currently expires in 2028. The provision is recognized at amortized cost with discount unwind being recognized each year. The provision is expected to be utilized at the end of the lease period.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

20Trade and other payables

Amounts falling due within one year:

	December 31,	December 31,
	2022	2021
	£ 000	£ 000
Trade payables	4,454	6,715
Accrued expenses	10,500	26,358
Amounts due to related parties	—	—
Social security and other taxes	857	7,145
Outstanding defined contribution pension costs	220	9
	16,031	40,227

Amounts falling due after more than one year:

	December 31,	December 31,
	2022	2021
	£ 000	£ 000
Deferred fees and charges	4,153	5,975

The Group’s exposure to market and liquidity risks, including maturity analysis, related to trade and other payables is disclosed in note 26 Financial risk management and impairment of financial assets.

21Warrant liabilities

Warrants recorded as a liability

The following warrants are in issue but not exercised:

	December 31, 2022	December 31, 2021
	Number	Number
Public Warrants	15,264,935	15,265,146
Mudrick Warrants	4,000,000	4,000,000
MWC Options	—	2,000,000
Outstanding, end of period	19,264,935	21,265,146

Recorded as a liability, the following shows the change in fair value during the year ended December 31, 2022:

£ 000
January 1, 2021	—
Additions	17,801
Change in fair value recognised in profit or loss	(6,817)
Foreign exchange movements	(254)
December 31, 2021	10,730
Addition/(Disposal) of private placement warrants	—
Changes in fair value	(5,880)
Reclassification to equity	(1,010)
Foreign exchange movements	1,121
December 31 2022	4,961

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

21Warrant liabilities (continued)

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

On December 15, 2021 Mudrick Capital Management were issued with 4,000,000 warrants, which are exercisable for one ordinary share each, with an exercise price of $11.50 per ordinary share (subject to adjustment).

During the year ended December 31, 2022 the warrants issued to MWC were reclassified to be recorded within equity.

Warrants recorded in reserves issued to Virgin, American and Avolon

On October 29, 2021, the Company entered into the Virgin Atlantic Warrant Instrument, which provides for a warrant over 2,625,000 Ordinary Shares issued immediately after the Share Acquisition Closing. As at December 31, 2022, these warrants remained outstanding and were valued at £8,558 thousand, within other reserves, using a Black-Scholes Model with the following inputs:

Spot	$10.68
Strike	$10.00
Risk-free rate (%)	0.05
Dividend yield	—
Maximum term to exercise	4
Volatility (%)	50

Had 75% been used as an alternative yet feasible volatility input then a valuation of £11,907 thousand would have been derived as the entry to other reserves. Adjustments to the other inputs would have not derived a materially different valuation.

Immediately after the Share Acquisition Closing, the Company entered into the American Warrant Instrument and the Avolon Warrant Instrument, which provides for a warrant over 2,625,000 Ordinary Shares and 6,378,600 Ordinary Shares respectively,that were both issued and exercised immediately after the Share Acquisition Closing.

Avolon were also issued with, and exercised, 3,765,000 commercial warrants by the Company as a result of entering into a firm commitment to place 100 aircraft with a prime carrier.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

21Warrant liabilities (continued)

A contract asset has not been recognised as the customer has the ability to terminate the contract without penalty and the aircraft subject to the purchase order has not yet been certified, therefore during the year ended December 31, 2021 an expense has been recognised as shown below:

American (2,625,000 warrants)	21,186
Avolon (6,378,600 warrants)	51,481
Avolon commercial (3,765,000 warrants)	30,386
Virgin (2,625,000 warrants)	8,558
111,611

No instruments of a similar nature were issued during the year ended December 31, 2022.

22Pension and other schemes

Defined contribution pension scheme

The Group operates a defined contribution pension scheme. The pension cost charge for the year represents contributions payable by the Group to the scheme and amounted to £1,070 thousand (2021: £471 thousand).Contributions totalling £220 thousand (2021: £9 thousand) were payable to the scheme at the end of the year and are included in trade and other payables.

23Share-based payments

EMI Scheme

The movements in the number of EMI share options during the year were as follows:

	2022	2021
	Number	Number
Outstanding, start of period	19,670	16,817
Granted during the period	—	3,147
Grant arising due to scheme modification	23,213,933	—
Forfeited during the period	(1,576,948)	(294)
Exercised during the period	(645,571)	—
Outstanding, end of period	21,011,084	19,670

The EMI share options were all granted prior to December 31, 2021, after which no new grants were made.

The movements in the weighted average exercise price of share options during the year were as follows:

	2022	2021
	£	£
Outstanding, start of period	308.06	143.28
Granted during the period	—	1,178.94
Granted due to scheme modification	0.23	—
Forfeited during the period	0.83	204.00
Outstanding, end of period	0.19	308.06

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

23Share-based payments (continued)

The exercise price of share options granted during the period is based upon the modification of the scheme to reflect the revised capital structure of the Company.

Details of share options outstanding at the end of the year are as follows:

	31 December	31 December
	2022	2021
Weighted average exercise price (£)	0.19	308.06
Number of share options outstanding	21,011,084	19,670
Expected weighted average remaining vesting period (years)	2.14	1.12

The number of options which were exercisable at December 31, 2022 was 11,317,247 (2021: 7,715) with exercise prices ranging from £0.04 to £1.20. The increase in the number of options exercisable was due to the modification of the scheme during the period.

The weighted average fair value per option of options granted during the period at measurement date was £0.52 (2021: £31.97).

The option pricing model used was Black Scholes and the main inputs are set out in the table below:

	December 31,	December 31,
	2022	2021
Average share price at date of grant (£)	5.07	492.42
Expected volatility (%)	50.00	50.00
Vesting period in years	2.75	4
Risk-free interest rate (%)	1.25	0.28

Given the lack of share price history, volatility has been estimated with reference to other industry competitors, on a listed stock market, with a premium attached for various uncertainties

The total expense recognised by the company during the year in respect of the EMI scheme was £7,858 thousand (2021: 156 thousand).

2021 Incentive Plan

On 1 October 2022, employees in the Company had been granted share options in relation to shares issued by the Company. Under the scheme, the participants are granted options which only vest if the employee remains in employment with the company at the vesting date. Options are vested after the first anniversary of the grant date with 6.25% vest quarterly until the options are fully vested. The options expire at the end of the day before the tenth anniversary of the grant date. The fair value of the equity instruments granted was derived using a Black-Scholes Model and based upon actual share price on grant date ($9.36). The following inputs were used:

	December 31,	December 31,
	2022	2021
Average share price at date of grant (£)	7.77	—
Expected volatility (%)	84.30%	—
Dividend yield	—	—
Risk-free interest rate (%)	4.09%	—

Expected volatility was determined by the historical volatility of the Company since the business combination.

The total expense recognised by the company during the year in respect of the 2021 Incentive Plan is £14,248 thousand (2021: Nil).

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

23Share-based payments (continued)

The movements in the number of employee share options during the year were as follows:

	2022	2021
	Number	Number
Outstanding, start of period	—	—
Granted during the period	5,012,495	—
Forfeited during the period	(656,826)	—
Outstanding, end of period	4,355,669	—

The number of options outstanding as at the end of the period costs of 3,411,660 nil cost options and 944,009 Company Share Option Plan (CSOP) options.

The movements in the weighted average exercise price of CSOP options during the year were as follows:

	2022	2021
	£	£
Outstanding, start of period	—	—
Granted during the period	6.63	—
Forfeited during the period	6.63	—
Outstanding, end of period	6.63	—

Details of share options outstanding at the end of the year were as follows:

	31 December	31 December
	2022	2021
Weighted average exercise price (£)	6.63	—
Number of share options outstanding	4,355,669	—
Expected weighted average remaining vesting period (years)	3.2	—

The exercise price shown above relates to CSOP options only as nil cost options have a zero exercise price.

The expected average remaining vesting period for nil cost options has been determined as 2.78 years and for CSOP options has been determined as 3.62 years.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

24Derivative financial liabilities

Convertible Senior Secured Notes consists of the following:

Mudrick
£ 000
As at January 1, 2022	112,799
Fair value movements	(25,723)
In-kind interest paid	14,897
Foreign exchange movements	13,274
As at December 31, 2022	115,247

On December 15, 2021 Mudrick purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of £151,000 thousand ($200,000 thousand) for an aggregate purchase price of £145,000 thousand ($192,000 thousand) (the “Purchase Price”).

The Convertible Senior Secured Notes are initially convertible into up to 18,181,820 ordinary shares at an initial conversion rate of 90.9091 ordinary shares per $1,000 principal amount.

Upon the occurrence of a Fundamental Change, Mudrick has the right, at its option, to require the Company to repurchase for cash all or any portion of its Convertible Senior Secured Notes in principal amounts of $1,000, at a fundamental change repurchase price equal to the principal amount to be repurchased plus, if repurchased before the second anniversary of issuance, certain make-whole premiums, plus accrued and unpaid interest.

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

A number of covenants exist in relation to the Company’s obligations with regard to payment of notes and interest; furnishing the trustee with exchange act reports; compliance with Section 13 or 15(d) of the Exchange Act; provision of an annual compliance certificate; relinquishing of the benefit or advantage of, any stay, extension or usury law; acquisition of notes by the Company; permitting any Company subsidiaries to become liable for the notes; limitation on liens securing indebtedness; limitation on asset sales; limitation on transactions with affiliates; limitation on restricted payments; retention of $10 million cash; guarantors; and material IP. No breaches have been identified during the year.Accordingly, cash at bank includes £8,306 thousand subject to the above covenant as at December 31, 2022.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

25Financial instruments

Financial assets at amortized cost

	Carrying value		Fair value
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
	£ 000	£ 000	£ 000	£ 000
Cash at bank	62,927	212,660	62,927	212,660
Short term deposits	59,886	—	59,886	—
Trade and other receivables	18,864	672	18,864	672
Restricted cash	1,700	—	1,700	—
	143,377	213,332	143,377	213,332

The fair value of financial assets is based on the expectation of recovery of balances. All balances are expected to be received in full. Trade and other receivables have been categorized in level 2 of the fair value hierarchy. All other balances have been recognised in level 1 of the fair value hierarchy.

Financial liabilities at amortized cost:

	Carrying Value		Fair Value
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
	£ 000	£ 000	£ 000	£ 000
Trade and other payables	20,184	45,717	20,184	45,717
Lease liabilities	3,161	1,942	3,161	1,942
	23,345	47,659	23,345	47,659

All balances have been recognised in level 2 of the fair value hierarchy.

Financial liabilities at fair value through profit or loss:

	Carrying Value		Fair Value
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
	£ 000	£ 000	£ 000	£ 000
Convertible Senior Secured Notes	115,247	112,799	115,247	112,799
Warrant liabilities	4,961	10,730	4,961	10,730
	120,208	123,529	120,208	123,529

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

The total interest expense for financial liabilities not held at fair value through profit or loss is £143 thousand (2021: £747 thousand).

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

25Financial instruments (continued)

Financial liabilities at fair value through profit or loss

The fair value of the convertible senior secured notes has been estimated using an option pricing model, in accordance with the International Valuation Standards definition of “market value”.

The Convertible Notes, which have a five-year term from the date of issuance, have a payment-in-kind interest rate of 9.0% (compounding semi-annually), or a cash interest rate of 7.0% (paid semi-annually).

The holder of the Convertible Notes may convert them into ordinary shares in the Company at any time at a conversion ratio of 90.9091 per $1,000 principal amount (any payment-in-kind accrual converts at the same ratio).

Option pricing therefore has been utilised to calculate the probability that these options will be in the money, at expiration and assign a dollar value to it. The underlying share price of the company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into the model to derive the option's theoretical fair value.

Company specific inputs include the expected probability and timing of future equity financing, in addition to the probability and timing of a future fundamental change.

As of December 31, 2022 an estimated a fair value of £115,247 thousand (2021: £112,799 thousand) was calculated for the convertible note based on the following valuation inputs:

	December 31,	December 31,
	2021	2022
Interest rate (%)	9.0	9.0
Credit spread (%)	26.38	21.28
Expected life	4.0	5.0
Risk-free rate (%)	4.1	1.25
Dividend yield	—	—
Volatility (%)	65.0	52.5

Credit spread was selected such that the fair value of the Convertible Notes reconciles to the total purchase price of $192.0 million based upon the arms' length transaction closing as of December 15, 2021. Risk-free rate is based on the interest rate on US government debt with a three to five-year term. Volatility is based upon a reduction on the historical ordinary share volatility rate as operations develop and mature. Historical share price volatility of comparator companies with a three-month to four-year terms have also been considered.

Had the stock price traded higher, or a higher volatility been assumed then this would have resulted in a higher fair value being attributed to the instrument. An increase in interest rate, risk free rate or credit spread applied would result in a reduction in the fair value being attributed to the instrument. A 5-percentage point (or 20%) reduction in credit spread would result in an increase in the fair value of the instrument by approximately £15m.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

26Financial risk management and impairment of financial assets

The Group’s activities expose it to a variety of financial risks: market risk, credit risk, exchange rate risk and liquidity risk.

Credit risk and impairment

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from prepayments to suppliers and distributors and deposits with the Group’s bank.

Restricted cash as at December 31, 2022 includes £1,700 thousand (2021: £nil) in relation to rent guarantees. Included in Cash at bank is £8,306 thousand (2021: £7,420 thousand) that is deemed to contain certain restrictions in order to satisfy certain covenants as at December 31, 2022. Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours’ notice with no loss of interest.

The carrying amount of financial assets represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was £790 thousand (2021: £672 thousand) being the total of the carrying amount of financial assets excluding cash, which includes trade receivables and other receivables. All the receivables are with parties in the UK.

The allowance account of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts considered irrecoverable are written off against the trade receivables directly. The Group provides for impairment losses based on estimated irrecoverable amounts determined by reference to specific circumstances and the experience of management of debtor default in the industry. On that basis, the loss allowance as at December 31, 2022 and December 31, 2021 was determined as £nil for trade receivables.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s financial position. The Group’s principal exposure to market risk is foreign exchange rate fluctuations. There are currently no currency forwards, options, or swaps to hedge this exposure.

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. The Group received proceeds from fundraising activities in USD, and holds cash in both USD and GBP. The majority of the Group’s trading costs are in GBP,however the Group also has supply contracts denominated in USD and EUR. The Group holds sufficient cash in both USD and GBP to satisfy its trading costs in each of these currencies. In 2022 and 2021, the Group did not consider foreign exchange rate risk to have a material impact on the financial statements and therefore no sensitivity analysis is presented. The Company may be exposed to material foreign exchange risk in subsequent years as a result of the significance of the USD denominated Convertible Senior Secured Notes in particular relative to USD deposits and cash held ($30,673 thousand at December 31,2022), which are expected to decline as expenses are incurred until future funding is secured.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.The Group’s management uses short and long-term cash flow forecasts to manage liquidity risk. Forecasts are supplemented by sensitivity analysis used to assess funding adequacy for at least a 12-month period. The Company manages its cash resources to ensure it has sufficient funds to meet all expected demands as they fall due.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

26Financial risk management and impairment of financial assets (continued)

Maturity analysis

		Between 2 and 5	After more than
	Within 1 year	years	5 years	Total
2022	£ 000	£ 000	£ 000	£ 000
Trade and other payables	16,031	4,153	—	20,184
Lease liabilities	516	1,871	774	3,161
Convertible senior secured notes	—	115,247	—	115,247
	16,547	121,271	774	138,592
2021
Trade and other payables	40,227	5,975	—	46,202
Lease liabilities	362	1,343	237	1,942
Convertible senior secured notes	—	112,799	—	112,799
	40,589	120,117	237	160,943

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

27Related party transactions

Key management personnel compensation

Key management personnel are the members of the Board.

	2022	2021
	£ 000	£ 000
Salaries and other short term employee benefits	1,266	244
Payments to defined contribution pension schemes	12	14
Share-based payments	144	156
Termination benefits	368	—
	1,790	414

Aggregate gains made on the exercise of share options for the Directors during the year totalled £1,351 thousand (2021: nil)

Summary of transactions with other related parties

During the year, Imagination Industries Ltd, a company controlled by Stephen Fitzpatrick provided and charged the Group with services totalling £83 thousand (2021: £108 thousand), of which £14 thousand was outstanding as at December 31, 2022 (December 31, 2021: £nil).

On January 1, 2022 Domhnal Slattery was appointed Chairman of the Board of Directors. Domhnal Slattery is the ultimate beneficial owner of Avolon-e.

On July 18, 2022 Michael Flewitt was appointed to the Board of Directors.

On October 17, 2022, Harry Holt and Marcus Waley-Cohen resigned from the Board of Directors.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2022 (continued)

On January 23, 2023, Michael Cervenka resigned from the Board of Directors.

28Ultimate controlling party

The ultimate controlling party is Stephen Fitzpatrick.

29Non adjusting events after the reporting period

On February 20, 2023, John Martin was appointed as Chief Financial Officer of the Company, succeeding Vincent Casey.