Form 20-F
period 2023-12-31
Vertical Aerospace Ltd.
filed 2024-03-14
CIK 1867102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Sanjay Verma

General Counsel

Telephone: +44 117 457 2094

Email: Legal@vertical-aerospace.com

Vertical Aerospace Ltd.

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	EVTL	New York Stock Exchange
Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per share	EVTLW	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.           221,249,244           ordinary shares.

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

“Amended and Restated Memorandum and Articles of Association” means the amended and restated memorandum and articles of association of Vertical Aerospace Ltd., as amended from time to time.

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

“Imagination Aero” means Imagination Aero Investments Limited, a company wholly owned by Stephen Fitzpatrick, incorporated in England and Wales.

“IRS” means the U.S. Internal Revenue Service.

“JOBS Act” means the Jumpstart Our Business Startups Act.

“Kakao” means Kakao Mobility.

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

“SEC” means the U.S. Securities and Exchange Commission.

“Second Amended and Restated Memorandum and Articles of Association” means the second amended and restated memorandum and articles of association of Vertical Aerospace Ltd. adopted on March 13, 2024, a copy of which is filed as Exhibit 1.1 to this Annual Report.

“Securities Act” means the U.S. Securities Act of 1933.

“Senior Management” refers to those persons named as officers of Vertical in the section titled “Management.”

“SF Investment Agreement” means the investment agreement, dated February 22, 2024, by and between the Company and Imagination Aero, a company wholly owned by Stephen Fitzpatrick, our majority shareholder, Chief Executive Officer and a member of our board of directors.

“SF Investment” means the purchase by Imagination Aero, a company wholly owned by Stephen Fitzpatrick, our majority shareholder, Chief Executive Officer and a member of our board of directors, of up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants, in each case at purchase prices specified in the SF Investment Agreement, subject to the terms and conditions set out in the SF Investment Agreement.

“SF Warrant” means warrants of the Company originally issued pursuant to the terms of the SF Investment Agreement and governed by the SF Warrant Instrument, entitling the holder or holders thereof to purchase one ordinary share at a strike price of $5.00 per warrant.

“SF Warrant Instrument” means the warrant instrument relating to the SF Warrants, dated as of the closing of the initial investment under the SF Investment Agreement.

“Share Acquisition” means the acquisition by Vertical all of the issued share capital of VAGL in consideration for the issue to the VAGL Shareholders of ordinary shares, such that VAGL became a direct wholly owned subsidiary of Vertical.

“Shelf Registration” means the registration statement on Form F-3 relating to the issuance of up to an aggregate of $180,000,000 ordinary shares, preferred shares, warrants, rights and units of the Company on a delayed basis, filed by the Company with the SEC on November 9, 2023 and declared effective by the SEC on November 16, 2023.

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

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Our limited operating history and that we have not yet manufactured any non-prototype aircraft or sold any aircraft to eVTOL aircraft customers;

●	Our business plans require a significant amount of capital and we may not be able to raise additional funds when we need or want them, or at all, to fund our operations, which could force us to curtail or even cease our planned operations and the pursuit of our growth strategy;
●	Our limited cash and cash equivalents, recurring losses from operations and dependency on raising additional capital indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern;
●	If we are unable to produce, certify or launch aircraft in the volumes or timelines projected;
●	Our aircraft may not perform at the level we expect and may potentially have defects;
●	Being an early-stage company with a history of losses, we expect to incur significant expenses and continuing losses in the foreseeable future;
●	Our markets are still in relatively early stages of growth, and such markets may not continue to grow, grow more slowly than we expect or fail to grow as large as we expect;
●	Our dependence on our partners and suppliers for the components in our aircraft and for our operational needs;
●	Any accidents or incidents involving eVTOL aircraft developed by us or our competitors could harm our business;
●	Our eVTOL aircraft may not be certified by transportation authorities for production and operation within any projected timeline, or at all;
●	All of the pre-orders we have received for our aircraft are conditional and may be terminated at any time by either party and any pre-delivery payments may be fully refundable upon certain circumstances;
●	Our aircraft may not perform at the level we expect and may have potential defects;
●	Our business has grown rapidly and expects to continue to grow significantly, and any failure to manage that growth effectively could harm our business;
●	Our dependence on recruiting and retaining our senior management team and other highly skilled personnel;
●	We previously identified material weaknesses in our internal controls over financial reporting, which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; and
●	The other matters described in Item 3.D. “Risk Factors.”

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this Annual Report. We will not and do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs, except as may be required under applicable securities laws. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

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

Certain estimates of market opportunity, including internal estimates of our addressable market and forecasts of market growth included in this Annual Report may prove inaccurate. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts in this Annual Report relating to the size of our target market, market demand and adoption, capacity to address this demand and pricing may prove to be inaccurate. Our addressable market estimates may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates in this Annual Report, our business could fail to successfully address or compete in such markets, if at all. We obtained certain information from the following sources:

●	Size of the global helicopter market 2019-2027 – Statista, 2022 taken together with Ride-hailing & Taxi - Worldwide – Statista, 2022, the “ reports taken together the “Statista Reports”;
●	eVTOL/Urban Air Mobility TAM Update: A Slow Take-Off, But Sky’s the Limit — Morgan Stanley Research (“Morgan Stanley”); and
●	The future of air mobility: Electric aircraft and flying taxis – McKinsey, November 2021.

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

All references in this Annual Report to “dollar,” “USD” or “$” refer to U.S. dollars, the terms “£” and “GBP” refer to British pounds sterling, and the terms “euro,” “EUR” or “€” refer to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended. For the convenience of the reader, in this Annual Report, unless otherwise indicated, balances from British pounds sterling into U.S. dollars were made at the rate of £1.00 to $1.27 which was the noon buying rate of the Federal Reserve Bank of New York on December 29, 2023. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of British pounds sterling at the dates indicated.

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

Summary of Risk Factors

Below is a summary of the principal risks and uncertainties we face, organized under relevant headings. It is only a summary. You should read the more detailed discussion of risks set forth below and elsewhere in this Annual Report for a more complete discussion of the risks listed below and other risks.

Risks Related to Our Business And Industry

●	We have a limited operating history and have not yet manufactured any non prototype aircraft or sold any eVTOL aircraft to customers, and we may never develop or manufacture any eVTOL aircraft.
●	Our business plans require a significant amount of additional capital beyond our current cash and cash equivalents. Such additional capital might not be available to us in a timely manner or on terms that are acceptable, or at all. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.
●	Our limited cash and cash equivalents, recurring losses from operations and dependency on raising additional capital indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern.
●	There can be no assurance that we will be able to remain in compliance with the continued listing standards of the NYSE. If we cannot regain compliance with the NYSE’s continuing listing requirements and rules, the NYSE may delist our ordinary shares, which could negatively affect our company, the price of our ordinary shares and your ability to sell our ordinary shares. A delisting from the NYSE could result in the acceleration of repayment of our Convertible Senior Secured Notes, which could make us insolvent.

●	We may not be able to produce or launch aircraft in the volumes or timelines projected.
●	Our eVTOL aircraft may not be certified by transportation authorities in a timely manner, or at all, which could adversely affect our prospects, business, financial condition and results of operations.
●	Our aircraft may not perform at the level we expect on projected timelines and may have potential defects, such as a higher than expected noise profile, a lower payload than initially estimated, shorter range and/or shorter useful lives than we anticipate.
●	We are a pre-revenue, early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the foreseeable future.
●	The markets for our offerings are still in relatively early stages of growth, and if such markets do not continue to grow, grow more slowly than we expect or fail to grow as large as we expect, our business, financial condition and results of operations could be harmed.
●	Our suppliers and partners for the parts and components in our aircraft are an important part of our business model, and any interruptions, disagreements or delays could have a material adverse effect on our business, results of operations and financial condition.
●	Accidents or incidents involving eVTOL aircraft developed by us or our competitors could have a material adverse effect on our business, financial condition and results of operations.
●	All of the pre-orders we have received for our aircraft are not legally binding, are conditional, and may be terminated without penalty at any time by either party. If these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected.
●	We are dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.
●	Our Convertible Senior Secured Notes issued and outstanding may impact our financial results, result in the dilution of our shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to raise additional capital or take advantage of future opportunities.

Risks Related to Our Regulatory Environment

●	The international nature of our business subjects us to additional risks.
●	We are subject to laws and regulations worldwide, many of which are unsettled and still developing and which could increase our costs or materially and adversely affect our business.
●	Our aircraft might not comply with all the requirements to operate according to Instrument Flight Rules.
●	We may be unable to obtain the relevant regulatory approvals needed to produce and sell the aircraft and prospective operators of our aircraft may not be able to obtain the relevant regulatory approvals to operate our aircraft.
●	Regulatory and planning authorities may introduce regulatory, procedural or policy changes to reflect the novel aspects of eVTOL aircraft, including in relation to pilot training, aircraft operation and maintenance. If changes are introduced, they may have a detrimental impact on our ability to successfully deploy and commercialize our aircraft, or to do so in a timely manner.
●	If current airspace and zoning regulations are not modified to increase air traffic capacity, our business could be subject to considerable capacity limitations.
●	We may need to initiate or defend against intellectual property infringement or misappropriation claims, which may be time consuming and expensive and, if adversely determined, could limit our ability to sell our aircraft or otherwise operate our business.

Risks Related to Ownership of Our Securities

●	The price of our securities may be volatile, and the value of our securities may decline.
●	Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.
●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.
●	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
●	As a “controlled company” within the meaning of the NYSE’s corporate governance rules, we are permitted to, and we intend to, rely on exemptions from certain of the NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors.
●	We have previously identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or we otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.
●	We are a holding company with no operations of our own and, as such, depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.
●	We are controlled by our majority shareholder, whose interests may conflict with ours or yours in the future.

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

We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will remain uncertain and may be higher than anticipated. While we have recently secured up to $50 million in committed funding from our founder, Chief Executive Officer and majority shareholder, Stephen Fitzpatrick, which, according to our internal forecasts, is currently expected to allow us to continue to satisfy our anticipated capital expenditures into the second quarter of 2025, we will require additional financing to be in a position to continue carry out our business plans prior to the commercialization of our aircraft. Overall, we expect to make significant investments in our business, including development of our aircraft, investments in our brand and developing assembly and manufacturing facilities. These efforts may prove more expensive than currently anticipated, and we may not succeed in acquiring sufficient capital to offset these higher expenses and achieve positive revenue generation. The fact that we have a limited operating history means we have limited historical data on the demand for our aircraft. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We expect to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

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

On November 9, 2023, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, preferred shares, warrants, rights and units having an aggregate offering price of up to $180 million (the “Shelf Registration”). The Shelf Registration was declared effective by the SEC on November 16, 2023. To date, no securities have been sold under the Shelf Registration. Furthermore, as of the filing of this Annual Report, until such time as our non-affiliate public float exceeds $75 million, we will be limited in respect of the amount of funds we may raise through the issuance of securities under the Shelf Registration, which in any 12-month period may not exceed one-third of the aggregate market value of our ordinary shares held by non-affiliates of the Company, which limitation may change over time based on our share price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates.

There can be no assurance that we will be able to obtain additional funding on acceptable terms and thus have sufficient funds to meet our funding requirements. The recent trend in our share price, together with the risk that we may be delisted from NYSE if we do not regain compliance with the NYSE minimum share price requirement, may limit our ability to raise additional capital. See also “—There can be no assurance that we will be able to remain in compliance with the continued listing standards of the NYSE. If we cannot regain compliance with the NYSE’s continuing listing requirements and rules, the NYSE may delist our ordinary shares, which could negatively affect our company, the price of our ordinary shares and your ability to sell our ordinary shares.” Further, any equity capital raise at the share prices at which our ordinary shares are currently trading could result in significant dilution to our current shareholders as the conversion feature of our Convertible Senior Secured Notes would confer upon the Convertible Notes Senior Secured Investor an increased conversion rate. See also “—Our Convertible Senior Secured Notes issued and outstanding may impact our financial results, result in the dilution of our shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to raise additional capital or take advantage of future opportunities.” This may discourage investors from purchasing our ordinary shares in light of the heightened risk of significant dilution that would result if the conversion right were to be exercised by the Convertible Notes Senior Secured Investor.

In addition, while we expect from time to time to apply for, and to be a recipient of, government grant funding under various schemes, including the Aerospace Technology Institute (“ATI”) Grant Funding Program, we cannot be certain that any such amounts will be received in whole or in part, including under schemes for which we or the applicable government agency have announced an indicative award of funding to us. Under such schemes we could receive less funding than we expect, or none at all, including as a result of failure to enter into necessary agreements with third parties or the non-fulfilment of other conditions precedent, the early termination or amendment of the grant funding scheme, failure to adhere to the terms and conditions applicable to the respective projects, our failure to secure sufficient resources to be able to claim the full eligible amount of the grant funding, failure to progress the technology development project according to our current plans or because the relevant project changes in scope or duration.

To date, we have not generated any revenue from the design, development, manufacturing, engineering, sale or distribution of electric aircraft. All income during the year ended December 31, 2023 consisted of government grants received to support our development activities and research and development tax relief under the United Kingdom research and development tax relief schemes. The execution of our business plan is currently reliant in part upon the ongoing receipt of such government grants and research and development tax relief, and such reliance will continue until we generate revenues or secure additional funding. There is no assurance the United Kingdom research and development tax relief schemes may not be amended or altered in the future or that we will continue to receive such tax credits in the amount expected, or at all.

If we cannot raise additional funds when or in the amount we need, we may not be able to, among other things:

●	fund our operating capital requirements;
●	execute our business plan in connection with the research and development of our aircraft, investments in our brand and the development of assembly and manufacturing facilities;
●	retain our senior management team and other key personnel or recruit additional qualified personnel, see also “— We are dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy;” or
●	expand or maintain relationships with our partners, suppliers and customers,

any of which would adversely affect our business, financial condition and operating results.

Our limited cash and cash equivalents, recurring losses from operations and dependency on raising additional capital indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern.

We have incurred net losses since inception and to date have not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of electric aircraft. Commensurate with being in the development phase of our journey to the commercialization of the VX4, we have invested heavily in research to support the development of our aircraft. As of December 31, 2023, we had £48.7 million of cash and cash equivalents on hand. Subsequently, on March 13, 2024, we received $25 million of gross proceeds in cash in GBP converted based on the agreed exchange rate specified in the SF Investment Agreement in connection with the SF Investment, and subject to the conditions of the SF Investment Agreement, we expect to receive up to $25 million of additional gross proceeds in connection with the second tranche of the SF Investment in the third quarter of 2024. We maintain cash balances with financial institutions in excess of insured limits.

We have prepared a cash flow forecast and have considered our ability to continue as a going concern for the foreseeable future, being at least 12 months following the date of this Annual Report. Within the next 12 months following the date of this Annual Report, we expect our net cash outflows from operating activities to be approximately £70 million (after taking into account expected R&D tax receipts and grants of approximately £28 million), which will be used primarily to fund the creation and testing of prototype aircraft, and to support the certification process. Our forecast is based on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect.

The SF Investment mentioned above is expected to extend our projected cash runway into the second quarter of 2025, providing the platform for further funding rounds. We will need to raise additional capital to fund our future operations and remain as a going concern, before we use all of our existing resources. There can be no assurance that we will be able to obtain additional funding on acceptable terms and thus have sufficient funds to meet our funding requirements. For example, the recent trend in our share price may limit our ability to raise additional capital without significantly diluting our current shareholders, as the conversion feature of our Convertible Senior Secured Notes would confer upon the Convertible Notes Senior Secured Investor an increased conversion rate in the event that we should conduct an equity capital raise at the share prices at which our ordinary shares are currently trading. This may discourage investors from purchasing our ordinary shares in light of the heightened risk of significant dilution that would result if the conversion right were to be exercised by the Convertible Notes Senior Secured Investor. The timely completion of financing is important for our ability to deliver on our business plan and to continue as a going concern when we have exhausted our existing resources. See also “—Our business plans require a significant amount of additional capital beyond our current cash and cash equivalents. Such additional capital might not be available to us in a timely manner or on terms that are acceptable, or at all. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.”

These factors indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern and therefore we may be unable to realize our assets and discharge our liabilities in the normal course of business.

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

Please refer to note 2 to our consolidated financial statements for the year ended December 31, 2023 included elsewhere in this Annual Report.

There can be no assurance that we will be able to remain in compliance with the continued listing standards of the NYSE. If we cannot regain compliance with the NYSE’s continuing listing requirements and rules, the NYSE may delist our ordinary shares, which could negatively affect our company, the price of our ordinary shares and your ability to sell our ordinary shares. A delisting from the NYSE could result in the acceleration of repayment of our Convertible Senior Secured Notes, which could make us insolvent.

On November 28, 2023, we received a written notice (the “Notice”) from the NYSE that we are not in compliance with Section 802.01C of the NYSE Listed Company Manual because the average closing price of our ordinary shares was less than $1.00 per share over a consecutive 30 trading-day period. In accordance with applicable NYSE rules, we notified the NYSE that we intend to cure the share price deficiency and regain compliance with the NYSE continued listing standards. Under Section 802.01C of the NYSE Listed Company Manual, we can regain compliance with the minimum share price requirement at any time within a six-month cure period following receipt of the Notice or until our next annual meeting of shareholders if shareholder approval is required to cure the share price non-compliance, as would be the case to effectuate a reverse share split. We can regain compliance with the minimum share price requirement at any time within the six-month cure period if, on the last trading day of any calendar month during such cure period, we have both: (i) a closing share price of at least $1.00 and (ii) an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. If we fail to timely regain compliance with Section 802.01C of the NYSE Listed Company Manual, our ordinary shares will be subject to the NYSE’s suspension and delisting procedures. We are closely monitoring the closing share price of our ordinary shares and are considering all available options. We intend to regain compliance with the NYSE listing standards by pursuing measures that are in the best interests of the Company and our shareholders, including potentially through the consummation of a reverse share split, subject to Board of Director and shareholder approval. We cannot assure you that we will be able to regain compliance with the NYSE’s minimum share price requirement.

In addition, our ordinary shares could also be delisted if (i) our average market capitalization over a consecutive 30 trading-day period is less than $15 million, or (ii) our ordinary shares trade at an “abnormally low” price. In either case, our ordinary shares would be suspended from trading on the NYSE immediately, and the NYSE would begin the process to delist our ordinary shares, subject to our right to appeal under NYSE rules.

Delisting from the NYSE would likely have a negative effect on the liquidity and market price of our ordinary shares, reduce the number of investors willing to hold or acquire our ordinary shares, limit or reduce the amount of analyst coverage we receive, and impair your ability to sell or purchase our ordinary shares when you wish to do so. In addition, a delisting from the NYSE may negatively impact our reputation and, as a consequence, our business. Additionally, if we were to be delisted from the NYSE and we are not able to list our ordinary shares on another national exchange, we will not be eligible to use Form F-3 registration statements, which would delay our ability to raise funds in the future, limit the type of offerings of ordinary shares we could undertake, and increase the expenses of any offering. See also “—Our business plans require a significant amount of additional capital beyond our current cash and cash equivalents. Such additional capital might not be available to us in a timely manner or on terms that are acceptable, or at all. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends” and “—Our limited cash and cash equivalents, recurring losses from operations and dependency on raising additional capital indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern.”

In the event of a delisting of our ordinary shares, we can provide no assurance that any action taken by us to restore compliance with the NYSE’s listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our ordinary shares, prevent our ordinary shares from dropping below the NYSE minimum share price requirement or prevent future non-compliance with the NYSE’s listing standards.

Additionally, if our ordinary shares are not listed on, or become delisted from, the NYSE for any reason, and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our ordinary shares may be more limited than if we were quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your ordinary shares unless a market can be established or sustained.

Moreover, a delisting of our ordinary shares from the NYSE will constitute a Fundamental Change (as defined in the Indenture), which would give the Convertible Senior Secured Notes Investor the right to require us to repurchase for cash all or any portion of the Convertible Senior Secured Notes at a fundamental change repurchase price equal to the principal amount of the Convertible Senior Secured Notes to be repurchased, multiplied by any applicable fundamental change redemption multiplier as specified in the Indenture, plus accrued and unpaid interest on the Convertible Senior Secure Notes to be repurchased. We currently do not have, and there can be no assurance that we will have at the relevant future date, sufficient funds available to us to repurchase the Convertible Senior Secured Notes if required to do so. Even if we have sufficient funds to repurchase the Convertible Senior Secured Notes, our working capital after repayment of the Convertible Senior Secured Notes may not be sufficient to enable us to implement our business plan or continue as a going concern. If we fail to pay the fundamental change repurchase price in accordance with the Indenture, an event of default will occur under the Indenture, which would permit the Convertible Senior Secured Notes Investor to accelerate the maturity of the Convertible Senior Secured Notes and to claim against its collateral. If we fail to obtain replacement financing or otherwise fail to cure the default under the Indenture, we may have to declare insolvency and file for bankruptcy, or be forced into involuntary bankruptcy proceedings, any of which will have a material adverse effect on our business, prospects, financial condition and our ability to continue as a going concern.

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

In order to develop and manufacture our aircraft, we must be able to obtain and maintain adequate facilities and infrastructure. We have not yet constructed a production facility in which to manufacture and assemble our aircraft. Our manufacturing facility plans are still in process, and various aspects of the component procurement and manufacturing plans have not yet been determined. We may be unsuccessful in obtaining, developing and/or maintaining these facilities in a commercially viable manner. Even if we are able to begin assembly operations in these facilities, maintenance of these facilities will require considerable capital expenditure as we expand operations. We cannot provide any assurance that we will be successful in obtaining and maintaining adequate facilities and infrastructure, and any failure to do so may result in our inability to develop and manufacture our aircraft as expected or on projected timelines. Furthermore, we are currently evaluating, qualifying, selecting and negotiating contracts with our suppliers for the planned production aircraft. However, we may not be able to engage suppliers for the components in a timely manner, at an acceptable price or in the necessary quantities.

We also have to obtain all of the necessary regulatory approvals in each of our markets in order to sell our aircraft and for our customers to operate them. We will have to obtain aircraft type certification from the CAA, EASA and the FAA, as well as local regulators in other countries where we intend to sell aircraft, and there can be no assurance that we will obtain certification of our aircraft in the time frame that we project, or at all, which would impact our overall timetable to produce our aircraft. Should there be any delays to our projected production timetables, this could have a material effect on our ability to deliver any orders to our customers, which could have a material adverse effect on our relationships with our current and existing customers and adversely affect our reputation.

In March 2023, the CAA issued an eVTOL Design Organisation Approval (“DOA”) to VAGL. A DOA and a Production Organisation Approval (“POA”) are required to be obtained and maintained in order to be able to manufacture aircraft pursuant to an approved type design (e.g., type certificate). Securing a POA and maintaining a DOA and POA will involve extensive ongoing oversight by the CAA of our team, company capabilities, processes and production facilities. If we are unable to obtain a POA and maintain a DOA and a POA, or the CAA imposes unanticipated restrictions as a condition of approval, our projected costs of production could increase substantially and ultimately we may be unable to commercialize our aircraft.

Securing our POA, and the timing of our production ramp up, are dependent upon finalizing certain aspects of the design, engineering, component procurement, testing, build out and manufacturing plans in a timely manner and upon our ability to execute these plans within the timeline we set. We intend to fund the build out of this manufacturing facility using capital from future financing opportunities, including future securities sold under the Shelf Registration and/or ordinary shares sold to Nomura pursuant to the Purchase Agreement. If we are unable to obtain the funds required on the timeline that we anticipate, our plans for building our manufacturing plants could be delayed which may adversely affect our business, financial condition and operating results.

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

eVTOL aircraft involve a complex set of technologies, which we and our partners and suppliers must continue to develop and rely on independent third-party aircraft operators to adopt. However, before eVTOL aircraft can fly passengers, the aircraft must receive requisite approvals from the relevant authorities. No passenger-carrying eVTOL aircraft are currently certified by the CAA, EASA or the FAA for commercial operations, and there is no assurance that our research and development will result in regulatory-certified aircraft that are market-viable or commercially successful in a timely manner, or at all. In order to gain regulatory certification, the safety of our eVTOL aircraft must be proven, which cannot be assured. Even if eVTOL aircraft are certified, individual operators must conform eVTOL aircraft to their licenses and air operator certificates, which requires regulatory approval, and individual pilots also must be licensed and approved such regulators, as applicable, to fly eVTOL aircraft, which could contribute to delays in any widespread use of eVTOL aircraft and potentially limit the number of eVTOL aircraft operators available to purchase our aircraft.

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

Our suppliers and partners, some of whom are currently single source suppliers for certain components, are a key part of our business model in order to manufacture our aircraft. Our supplier and partner base is located globally, and we strategically partnered with what we believe to be industry leaders to supply high quality components for our aircraft. Many of the components used in our aircraft are being custom-designed for us by our partners, including our flight controls systems and most of our structural components. This supply chain exposes us to multiple potential sources of delivery failure, increased transportation costs or component shortages for our aircraft, most of which are out of our control, including shortages of, or disruptions in the supply of, the raw materials used by our partners in the manufacture of components, disruptions to our partners’ workforce (such as strikes or labor shortfalls), disruptions to, or capacity constraints affecting, shipping and logistics (including as a result of terrorism, natural disaster or adverse weather conditions) and delays to the design, development or delivery of the custom components.

While we believe that we may be able to establish alternate supply relationships and can obtain replacement components, we may be unable to do so quickly or at all at prices that are acceptable to us. We may experience source disruptions in our supply chains, which may cause delays in our overall production process for both prototype and commercial production aircraft. We are also, in some cases, subject to key suppliers for certain pieces of manufacturing equipment for which we rely on, or may be reliant on, to achieve our projected high-volume production numbers. For example, we expect to procure battery cells primarily from Molicel, mechanical systems primarily from Hanwha Aerospace, and our flight control system and avionics systems primarily from Honeywell. If we needed to find alternative suppliers for any of the key components of our aircraft, then this could increase our costs and adversely affect our ability to receive such components on a timely basis, or at all, which could cause significant delays in our overall projected timelines for the delivery of our aircraft and adversely affect our relationships with our customers.

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

Further, if any conflicts arise between our suppliers or partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our business strategies, which could impact our projected production timelines and number of aircraft produced. Our suppliers or partners may also develop, either alone or with others, products in related fields that are competitive with our products as a result of any conflicts or disagreements. Additionally, our suppliers or partners may elect to change their strategic direction to significantly limit or cease their business operations relating to AAM. For example, on November 28, 2023, Rolls-Royce plc announced that it is looking at options to exit its Rolls-Royce Electrical division in the short run or alternatively to reduce its position to minority with an intention to exit fully in the mid-term. This is the division that is developing the electrical propulsion unit and electrical power distribution system for our certification aircraft. While we have binding contracts in place with our strategic suppliers and are constantly monitoring and mitigating the risk in accordance with good supply chain practice, if we did need to find an alternative supplier, then this could increase our costs and adversely affect our ability to receive such components on a timely basis, or at all, which could cause significant delays in our overall projected timelines for the delivery of our aircraft and adversely affect our relationships with our customers. Any disagreements or conflicts with our suppliers or partners or any material modification in our suppliers or partners strategic direction could have an adverse effect on our reputation, which could also negatively impact our ability to source new suppliers or partners.

Any changes in business conditions, wars (including the ongoing war between Russia and Ukraine and conflicts in the Middle East), governmental changes, political intervention and other factors beyond our control or which we do not presently anticipate, could also affect our partners’ and suppliers’ abilities to deliver components to us on a timely basis, which could have a material adverse effect on our overall timelines to produce our aircraft. We do not control our suppliers or partners or such parties’ labor and other legal compliance practices, including their environmental, health and safety practices. If our current suppliers or partners, or any other suppliers or partners which we may use in the future, violate any specific laws or regulations, we may be subjected to extra duties, significant monetary penalties, adverse publicity, the seizure and forfeiture of products that we are attempting to import or the loss of our import privileges. The effects of these factors could render the conduct of our business in a particular country undesirable or impractical and have a negative impact on our business, financial condition and results of operations.

Accidents or incidents involving eVTOL aircraft developed by us or our competitors could have a material adverse effect on our business, financial condition and results of operations.

Test flying prototype aircraft is inherently risky, and accidents or incidents involving our aircraft are possible. Any such occurrence would negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to the sales of our own aircraft.

The operation of aircraft is subject to various risks, and we expect demand for our aircraft to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain certification from the CAA, EASA, and/or the FAA for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters were due to a safety fault. We believe that regulators and the general public are still forming their opinions about the safety and utility of aircraft that are highly reliant on lithium-ion batteries and/or advanced flight control software capabilities. An accident or incident involving either our aircraft or a competitor’s aircraft during these early stages of opinion formation could have a disproportionate impact on the longer-term view of the emerging AAM market.

There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding eVTOL aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving eVTOL aircraft. In August 2024, following the completion of our remote thrustborne flight test campaign of the VX4 prototype, we conducted further uncrewed flight tests of the VX4 prototype aircraft before its planned retirement under stress scenarios to understand how the aircraft would perform outside of its expected operating conditions. During one of these further flight tests, an unexpected fault occurred causing the aircraft to enter into a stable descent before being damaged on impact with the ground. We completed a swift and thorough investigation and submitted a report to the Air Accidents Investigation Branch (AAIB). Our investigation identified the root cause to be a fault with a propellor, which was an early generation propellor that had already been redesigned prior to the incident. While we believe the issue to be fully resolved ahead of the next phase of testing, any negative public perception regarding this incident or any other incident that may occur in respect of eVTOL aircraft, regardless of whether such incidents involve our own aircraft, could adversely affect Vertical’s prospects, business, financial condition and results of operations.

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

All of the pre-orders we have received to date are conditional and are subject to the occurrence of certain agreed-upon conditions with the respective parties, including that all such pre-orders may be terminated in writing without penalty by either party. We have received pre-orders for 1,500 aircraft as of the date of this Annual Report, which includes pre-orders from: American Airlines, with a pre-order of up to 250 aircraft and an option to purchase an additional 100 aircraft; Bristow, with a pre-order of 25 aircraft and an option for up to 25 additional aircraft; Iberojet, with a pre-order of 20 aircraft and an option for up to 80 additional aircraft; Marubeni, with a pre-order option to purchase up to 200 aircraft; Virgin Atlantic, with an option to purchase between 50 and 150 aircraft; Kakao Mobility, with a pre-order of up to 50 aircraft and FLYINGGROUP, with a pre-order of 25 aircraft and an option for up to 25 additional aircraft. Within our indirect sales channel, Avolon, the world’s second largest aircraft leasing company, agreed to pre-order up to approximately 310 aircraft, with an option to pre-order a further 190 aircraft approximately, and as of March 2022, Avolon had placed approximately 550 aircraft to international airlines consisting of up to 250 aircraft to GOL and Grupo Comporte in Brazil, up to 100 aircraft to Japan Airlines, a minimum of 100 aircraft with AirAsia and up to 100 aircraft with Gözen Holding in Turkey.

Each of Avolon, American Airlines, Bristow, Iberojet, Marubeni, Virgin Atlantic, Kakao Mobility and FLYINGGROUP have agreed to ordinary course terms and conditions contained in our memoranda of understanding with them, subject to specific agreed-upon terms and conditions precedent with each party, including, among other things, certain deadlines to enter into a long-form master purchase agreement regarding the number of aircraft and, for certain of such purchasers, the potential creation of joint working groups to explore opportunities in the various jurisdictions in which our customers operate.

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

American Airlines has also committed to pay a pre-delivery payment (the “AA Pre-Delivery Payment”) upon the satisfaction of certain conditions, including entering into a master purchase agreement that will contain the final terms for the purchase of the aircraft (the “AA Master Purchase Agreement”), in exchange for our commitment to reserve delivery slots for the first 50 VX4 aircraft of American Airline’s conditional pre-order of up to 250 aircraft, with an option to purchase an additional 100 aircraft. Subject to the final terms of the AA Master Purchase Agreement, the parties agreed that the Pre-Delivery Payment will be used to set off against the purchase price for the number of aircraft ultimately purchased by American Airlines pursuant to the AA Master Purchase Agreement. Such Pre-Delivery Payment may be refundable in full to American Airlines under certain circumstances.

As of the date of this Annual Report, all existing arrangements with customers for pre-orders and pre-order options have been extended in light of the Company’s target certification timeline, including the date by which we have agreed with American Airlines to enter into the AA Master Purchase Agreement.

However, the obligations of each of Avolon, American Airlines, Bristow, Iberojet, Marubeni, Virgin Atlantic, Kakao Mobility and FLYINGGROUP to consummate the order will arise only after all of such material terms are agreed in the discretion of each party. As a result, there can be no assurance that Avolon, American Airlines, Bristow, Iberojet, Marubeni, Virgin Atlantic, Kakao Mobility and/or FLYINGGROUP will place a sufficient number of orders, if any at all, for our aircraft, which could adversely affect our business, prospects and results of operations. If any of these orders are cancelled, modified or delayed, or otherwise not consummated, or if we are otherwise unable to convert our strategic relationships into sales revenue, our business, results of operations, liquidity and cash flow will be affected.

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

In order to produce and launch aircraft in the volumes projected, we intend to grow our business rapidly and expect to expand our operations significantly. Any failure to manage our growth effectively could adversely affect our business, prospects, operating results and financial condition.

Any failure to manage our growth effectively could materially and adversely affect our business, operating results and financial condition. We intend to expand our operations significantly as we approach commercial production of our aircraft. We expect our future expansion to include:

●	hiring and training new personnel;
●	expanding the management team;
●	leveraging consultants to assist with our growth and development;
●	forecasting production and revenue;
●	controlling expenses and investments in anticipation of expanded operations;
●	establishing or expanding design, production, sales and service facilities; and
●	implementing and enhancing administrative infrastructure, systems and processes.

We intend to continue to hire additional personnel with considerable expertise, including battery and electrical engineers, design, airworthiness and production personnel and service technicians for our aircraft. Because our eVTOL aircraft are based on a different technology platform from traditional internal combustion engines, individuals with sufficient training and experience in eVTOL aircraft may not be available to hire, and as a result, we will need to expend significant time and expense training any newly hired employees. Competition for individuals with experience designing, producing and servicing electric aircraft and their software is intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business, financial condition and operating results.

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

Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including engineering, finance, marketing, sales, and technology and support personnel. Competition for senior management and key personnel in our sector is intense and the pool of qualified candidates is limited, and a competitor may offer a more attractive remuneration package, or may be based in jurisdictions where we may be unable or it may be more difficult to enforce the non-competition restrictive covenants in our employment agreements. We may be unable to hire or retain sufficient numbers of appropriately skilled personnel to deliver on our plans.

If we fail to raise additional capital in a timely manner, we may have increased difficulty in retaining our senior management and key personnel or in recruiting additional qualified personnel. In addition, as employees receive equity awards through our equity incentive plans, a prolonged decline in the price of our ordinary shares would result in a decline in the monetary value of the equity awards, which may further reduce our ability to motivate and retain our key personnel or attract additional highly skilled personnel. See also “—Our business plans require a significant amount of additional capital beyond our current cash and cash equivalents. Such additional capital might not be available to us in a timely manner or on terms that are acceptable, or at all. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.”

The loss of any one or more members of our senior management team or other highly skilled personnel, for any reason, including resignation, retirement or corporate restructuring, could impair our ability to execute our business strategy and harm our business, financial condition and results of operations. Additionally, our financial condition, results of operations and certification and production timelines may be adversely affected if we are unable to attract and retain skilled employees to support our operations and growth.

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

Our aircraft, when produced, may not be able to fly safely over certain terrain, for example over desert or large bodies of water, or in certain weather conditions, including blizzards, snowstorms, heavy rain, thunderstorms, lightning, hail, freezing conditions, strong winds, fog, mist and/or extreme temperatures. This inability to operate in these conditions could reduce our aircraft utilization and cause delays and disruptions in the services provided by our customers and partners. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including adverse weather conditions, security requirements, air traffic congestion and unscheduled maintenance events. The success of our business is dependent, in part, on the utilization rate of our aircraft by our customers and reductions in utilization may adversely impact the expected sales of our aircraft and aftermarket service revenue and could cause passengers to view our aircraft as less reliable. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

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

Our competitors may commercialize their technology in one or more markets before we do.

While we expect to be one of the pioneering companies to market eVTOL aircraft, we expect this industry to be increasingly competitive, and it is possible that our competitors could launch in one or more markets before we do. Even if we are among the first to market, we may not fully realize the benefits we anticipate, and we may not receive any competitive advantage or may be overtaken by other competitors. If new companies or existing aerospace companies launch competing solutions in the markets in which we intend to operate and/or obtain large scale capital investment, we may face increased competition.

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

Many of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their offerings, or offer lower prices. In particular, our competitors may be able to obtain the relevant certification and approvals for their aircraft before we do. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties or may undertake an acquisition or merger to combine their business and technologies that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products that compete directly or indirectly with ours in the future.

We currently target many customers, suppliers and partners that are large corporations with substantial negotiating power and exacting product, quality and warranty standards. If we are unable to sell our products to these customers on satisfactory terms, or buy our suppliers’ products on satisfactory terms, our prospects and results of operations will be adversely affected.

Many of our potential customers, and current and potential suppliers and partners are large, multinational corporations with substantial negotiating power relative to ourselves and, in some instances suppliers may have internal solutions that are competitive to those designed for our aircraft. These large, multinational corporations also have significant development resources, which may allow them to acquire or develop independently, or in partnership with others, competitive technologies.

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

There is a shortage of pilots, which is expected to exacerbate over time as more pilots in the industry approach mandatory retirement age. Similarly, trained and qualified aircraft and aviation mechanics with a variety of different skills, including battery maintenance and dealing with high voltage electrical systems, are also in short supply. This will affect the aviation industry, including AAM services and more specifically, our business.

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

Our growth is highly dependent upon the adoption of electric aircraft by customers in the aviation industry, as well as its acceptance by consumers who will travel in the aircraft. The target demographic markets for our aircraft are highly competitive. If the market for electric aircraft does not develop at the rate or in the manner or to the extent that we expect, or if critical assumptions we have made regarding the efficiency of our electric aircraft are incorrect or incomplete, our business, prospects, financial condition and operating results will be harmed. The market for electric aircraft is new and untested and is characterized by rapidly changing technologies, price competition, numerous competitors, evolving government regulation and industry standards, developing infrastructure and uncertain customer demands and behaviors.

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

Continuing to increase the strength of our reputation and brand for high-performing, sustainable, safe and cost-effective advanced air mobility is critical to our ability to attract and retain customers and partners. In addition, our growth strategy includes international expansion through joint ventures or other partnerships with local companies that would benefit from our reputation and brand recognition. The successful development of our reputation and brand will depend on a number of factors, many of which are outside our control. Negative perception of our aircraft or company may harm our reputation and brand, including as a result of:

●	complaints or negative publicity or reviews about us, independent third-party aircraft operators, fliers or other brands or events that we associate with, even if factually incorrect or based on isolated incidents;
●	changes to our operations, safety and security or other policies that customers, end-users or others perceive as overly restrictive, unclear or inconsistent with our values;
●	illegal, negligent, reckless or otherwise inappropriate behavior by fliers, independent or other third parties involved in the operation of our business or by our management team or other employees;
●	actual or perceived disruptions or defects in our aircraft or concerns around safety;
●	litigation over, or investigations by regulators into, our operations or those of our independent third-party aircraft operators, or our senior management or other personnel;
●	a failure to operate our business in a way that is consistent with our values;
●	negative responses by independent third-party aircraft operators or fliers to new mobility offerings;

●	any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole; or
●	any actual or perceived risk to our long-term continued operations and commercial viability.

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

We continue to closely monitor the possible effects of general economic factors, including the impact of inflation, on our business and planning. The global economy, including credit and financial markets, has recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, fluctuations in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. If the current equity and credit markets continue to deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Furthermore, our share price may continue to decline due in part to the volatility of the stock market and the general economic downturn. In addition, there is a risk that one or more of our partners or suppliers may not survive an economic downturn or recession, which could have a material adverse effect on our ability to manufacture our aircraft in a timely manner or otherwise affect our strategic business goals. These factors have, and may continue to, put pressure on our costs for employees and materials and services we procure from our suppliers. As a result, our business, our results of operations and the price of our ordinary shares may be adversely affected.

We are subject to risks related to health epidemics and pandemics, such as the COVID-19 pandemic, which could adversely affect our business and operating results.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, such as the COVID-19 pandemic. The potential effects of future public health outbreaks, epidemics or pandemics (including the resurgence of the COVID-19 pandemic) include, but are not limited to, impact on general economic conditions, trade and financing markets, changes in customer behavior and continuity in business operations. Any future public health outbreaks, epidemics or pandemics may disrupt the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers, and may lead to a global decrease in aircraft sales in markets around the world. In addition, future public health outbreaks, epidemics, or pandemics may cause a decrease in demand for our aircraft if our customers delay purchases of aircraft generally, an increase in costs resulting from our efforts to mitigate the effects of such public health outbreaks, epidemics or pandemics or the increase in cost of raw materials, delays in our schedule to full commercial production of electric aircraft, disruptions to our supply chain, and the implementation of government restrictions, among other negative effects, any of which may adversely affect our business, financial condition, and results of operations.

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

As we enter service and expand into new territories, we may encounter stronger market resistance than we currently expect, including from incumbent competitors in those territories.

We may face risks associated with entry into service or any potential international expansion of our operations into new territories, including possible unfavorable regulatory, political, tax and labor conditions, which could harm our business. In addition, in certain of these markets, we may encounter incumbent competitors with established technologies and customer bases, lower prices or costs and greater brand recognition. We anticipate having international operations and subsidiaries that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. However, we have no experience to date selling and servicing our aircraft internationally, which would require us to make significant expenditures, including the hiring of local employees and establishing facilities, in advance of generating any revenue. We will be subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our electric aircraft and require significant management attention. If we fail to successfully address these risks, our business, prospects, financial condition and operating results could be materially harmed.

The intended initial operations of our customers may be concentrated in a small number of metropolitan areas and airports, which could indirectly make our business particularly susceptible to natural disasters, outbreaks and pandemics, growth constraints, economic, social, weather and regulatory conditions or other circumstances affecting these metropolitan areas.

Our business model is to sell to customers, many of whom will fly and service larger metropolitan areas. As a result, our business and financial results may be susceptible to natural disasters, wars, outbreaks and pandemics, growth constraints, economic, social, weather and regulatory conditions or other circumstances applicable to metropolitan areas. In addition, any changes to local laws or regulations within key metropolitan areas that affect our customers’ ability to operate our aircraft in these markets could have an adverse effect on our business, financial condition and operating results.

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

On August 5, 2022, we entered into the Purchase Agreement with Nomura, pursuant to which Nomura has committed to purchase up to $100 million in aggregate gross proceeds of our ordinary shares, subject to certain limitations and conditions set forth in the share purchase agreement (the “Equity Subscription Line”). As of December 31, 2023, we had sold approximately 1.1 million ordinary shares at a weighted average price per share of $7.70, net of transaction costs, and have received approximately $8,497 thousand in net proceeds from the Equity Subscription Line, and we have the right to continue to sell ordinary shares under the Equity Subscription Line as long as it remains available to us.

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

In addition, pursuant to the Indenture, if we issue additional ordinary shares or additional securities convertible into ordinary shares at an average price per share (or in the case of convertible securities, the effective conversion price per share) (the “Issue Price”) lower than the last reported sale price of our ordinary shares on the issue date of the Convertible Senior Secured Notes, and if the number of additional ordinary shares (or the number of ordinary shares underlying any such additional convertible securities) in the aggregate (in one or a series of transactions) exceeds 2.5% of the number of outstanding ordinary shares as of the issue date of the Convertible Senior Secured Notes (the “Issuance Threshold”), then the conversion rate for the Convertible Senior Secured Notes will be increased to be equal to $1,000 divided by the Issue Price, subject to limited exceptions (the “Anti-Dilution Adjustment”). The Anti-Dilution Adjustment may significantly limit our ability to raise capital through the sale of additional equity securities, as any equity capital raise that exceeds the Issuance Threshold at a price at or similar to our current share price would significantly dilute our current shareholders’ equity upon conversion of the Convertible Senior Secured Notes as a result of the increase in the conversion rate of the Anti-Dilution Adjustment, which may cause the market price of our ordinary shares to decrease and further discourage investors from purchasing our ordinary shares. Any decrease in the market price of ordinary shares will make it more difficult for us to regain compliance with the NYSE minimum share price requirement and subject us to the risk of delisting from the NYSE if we fail to timely regain compliance with the NYSE continued listing standards. See “—There can be no assurance that we will be able to remain in compliance with the continued listing standards of the NYSE. If we cannot regain compliance with the NYSE’s continuing listing requirements and rules, the NYSE may delist our ordinary shares, which could negatively affect our company, the price of our ordinary shares and your ability to sell our ordinary shares.”

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

International markets are anticipated to contribute a substantial portion of our revenue, and we intend to expand our presence in these regions. The exposure to fluctuations in currency exchange rates takes on different forms. International revenue and costs are subject to the risk that fluctuations in exchange rates could adversely affect our reported revenue and profitability when translated into British pounds sterling, our presentation currency, for financial reporting purposes. We expect that the currency in which we receive our revenue may vary from the denomination of the currency in which we incur our costs. Fluctuations in currency exchange rates could adversely affect the demand for products and services provided by us. As an international business, our businesses may occasionally invoice third-party customers or be invoiced by third-party suppliers in currencies other than the one in which they primarily do business (the “functional currency”). Movements in the invoiced currency relative to the functional currency could adversely impact our cash flows and our results of operations. As our international sales commence and grow, exposure to fluctuations in currency exchange rates could have a larger effect on our financial results. Our management has used, and expects to continue to use, financial instruments to hedge against currency fluctuations, but such action may be ineffective or insufficient.

If we or our third-party service providers experience a security breach, or if unauthorized parties otherwise obtain access to our data or systems, including our customers’ data, partners’ data or other personal data, our reputation may be harmed, demand for services may be reduced and we may incur significant liabilities.

We rely on IT Systems that are important to the operation of our business, some of which are managed by third parties. These third parties are typically under no obligation to renew agreements and there is no guarantee that we will be able to renew these agreements on commercially reasonable terms, or at all. These systems are used to process, transmit and store electronic information, to manage and support our business operations. In addition, our services currently are expected to continue to involve the storage, processing and transmission of data, including Sensitive Information. Any security breach, including those resulting from a cybersecurity attack, phishing attack or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to our reputation, litigation, regulatory investigations or other liabilities. Cybersecurity attacks are expected to accelerate on a global basis in frequency and magnitude, and the techniques and tools (including artificial intelligence) used to breach security safeguards, circumvent security controls, evade detection and remove forensic evidence are evolving rapidly. Additionally such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” state-sponsored organizations, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, malicious file attacks, bugs, viruses, worms, cross-site scripting, credential abuse, network penetration, denial of service attacks, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly sophisticated, prevalent and severe, and can lead to significant interruptions in our operations, loss of data and income, reputational loss, diversion of funds, and may result in fines, litigation and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments. Moreover, any failures in our IT systems or telecommunications services could affect our ability to operate our aircraft or otherwise conduct business.

In addition, we engage third-party service providers to store and otherwise process some of our data, including personal data and confidential and sensitive information. Our service providers may also be the targets of cybersecurity attacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of our data, including our Sensitive Information. Moreover, because we make extensive use of third party suppliers and service providers, successful cybersecurity attacks that disrupt or result in unauthorized access to third party IT Systems can materially impact our operations and financial results. As a result, we may not be able to address these threats proactively or implement adequate preventative measures, and we may be unable to promptly detect and address any such disruption and/or security breach, if at all. As a result, as threats related to cybersecurity develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our results of operations.

Further, the costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cybersecurity incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential suppliers or players. We maintain cybersecurity policies and procedures to manage risk to our information technology systems, and we continuously adapt our systems and processes to mitigate such threats, and plan to enhance our protections against such attacks. Nevertheless, in light of the complex and evolving nature of such incidents, there can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Sensitive Information, including where acquired entities are involved or being integrated. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. We also do not maintain insurance policies covering losses relating to cybersecurity incidents, which may increase any potential harms that the business may suffer from a cybersecurity attack. As a result, we may be unable to cover all possible claims stemming from security breaches, cybersecurity attacks and other types of unlawful activity, or any resulting disruptions from such events, and we may suffer losses that could have a material adverse effect on our business.

Any material disruption in our information systems could adversely affect our business.

We rely on information technology networks and systems to operate and manage our business. Our information technology networks and systems will process, transmit and store personal and financial information, proprietary information of our business, allow us to coordinate our business across our operation bases and allow us to communicate with our employees and externally with customers, suppliers, partners and other third parties. While we believe we take reasonable steps to secure these information technology networks and systems, and the data processed, transmitted and stored thereon, such networks, systems and data may be susceptible to cyberattacks, viruses, malware or other unauthorized access or damage (including by environmental, malicious, or negligent acts), which could result in unauthorized access to, or the release and public exposure of, our proprietary information. Our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, computer viruses, external and internal security breaches or other security incidents and external factors, such as trade wars, political tensions or armed conflicts including the conflict between Russia and Ukraine and conflicts in the Middle East that could make it more difficult for us to access information stored in other countries. Our third-party information technology providers are also subject to these risks, which could impact our ability to access these systems and any data outside of our physical control. Any of the foregoing could cause substantial harm to our business, require us to make notifications to governmental authorities, or the media, and could result in litigation, investigations or inquiries by government authorities, or subject us to penalties, fines and other losses relating to the investigation and remediation of such an attack or other unauthorized access or damage to our information technology systems and networks.

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

We are subject to U.K. corporation tax, which is levied on profits generated in the U.K. and abroad. From April 1, 2023, there was no longer a single U.K. corporation tax rate for non-ring fence profits. At the Spring Budget 2021, the U.K. government announced that the U.K. corporation tax main rate for non-ring fence profits would increase to 25% for profits above £250 thousand. A small profits rate of 19% was also announced for companies with profits of £50 thousand or less. Companies with profits between £50 thousand and £250 thousand will pay tax at the main rate, reduced by a marginal relief. This provides a gradual increase in the effective U.K. corporation tax rate.

We carry out extensive research and development activities, and as a result, we expect to benefit in the United Kingdom from HM Revenue & Customs’ (“HMRC”) research and development tax reliefs, which provides relief against U.K. corporation tax.

At the Autumn Statement 2022, the U.K. government announced reform to the research and development tax relief rates. As part of these reforms, for expenditure from April, 1 2023 the research and Development Expenditure Credit (“RDEC”) rate increased from 13% to 20%, the Small and Medium Enterprises (“SME”) additional deduction rate reduced from 130% to 86%, and the SME payable credit rate decreased from 14.5% to 10%.

At the Spring Budget 2023 the U.K. government confirmed a higher rate of payable tax credit for loss-making research and development intensive SMEs would be introduced and would apply to expenditure incurred on or after April, 1 2023. SME companies for which qualifying research and development expenditure constitutes at least 40% of total expenditure can claim a higher payable credit rate of 14.5% for qualifying research and development expenditure.

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

A number of our employees have been issued incentive awards (in the form of share based awards and “phantom” cash-based awards), some of which are intended to qualify for certain tax reliefs in the United Kingdom, the United States and France. Generally, at settlement of these awards, we may be subject to:

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

Our manufacturing operations are hazardous at times and may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties. Additionally, our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks (including hijacking, use of the aircraft as a weapon, or use of the aircraft to disperse a chemical or biological agent), catastrophic loss due to security related incidents, human errors and similar events.

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

Our business could be impacted by ongoing geopolitical conflicts.

We are closely monitoring the possible impact that ongoing geopolitical conflicts and tensions may have on the Company and any adverse effects they could have on our business and strategic plans. Although we do not believe that the geopolitical conflicts have had a direct impact upon us, as we do not have any operations or direct suppliers located in Ukraine, Russia, Israel or Gaza, and have not yet experienced any direct impacts from any ongoing geopolitical conflict, we believe our continuing design and development activities, regulatory certification processes and ability to contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of the VX4, could be adversely affected by such conflicts. For example, the continuance or any escalation of any geopolitical conflict could result in disruptions to our business and operations, increased inflationary pressures, increased raw material costs, disruption to supply chains, disruption to transportation or increased transportation costs, increased cyberattacks or data security incidents and other adverse impacts on our anticipated costs and commercialization timeline. Russia provides most of the titanium used globally in the manufacture of aircraft, which we expect to require for certain components in our aircraft. Existing or additional government actions, including economic sanctions and export control restrictions introduced by the U.S., EU, U.K. and other jurisdictions, taken in response to the conflict could also adversely impact the commercial and regulatory environment in which we operate.

We continue to closely monitor the possible effects of the ongoing geopolitical conflicts and general economic factors on our business and planning. These factors put pressure on our costs for employees and materials and services we procure from our suppliers, as well as affect other stakeholders and regulatory agencies.

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

We are subject to a number of risks related to doing business internationally, any of which could significantly harm our business. These risks include, but are not limited to:

●	restrictions on the transfer of funds to and from foreign countries, including potentially negative tax consequences;
●	unfavorable changes in tariffs, quotas, trade barriers or other export or import restrictions, including navigating the changing relationships between countries globally such as the United States, Russia and China;
●	unfavorable foreign exchange controls and currency exchange rates;
●	increased exposure to general international market and economic conditions;
●	political and economic uncertainty and volatility;
●	the potential for substantial penalties and litigation related to violations of a wide variety of laws, treaties and regulations, including anti-corruption regulations (including the U.S. Foreign Corrupt Practices Act 1977 (as amended, the “FCPA”) and the U.K. Bribery Act 2010 (the “Bribery Act”)) and privacy laws and regulations (including the EU’s General Data Protection Regulation and U.S. FTC Act and other state privacy laws);
●	significant differences in regulations across international markets and the regulatory impacts on a globally integrated supply chain;
●	the difficulty and costs of designing and implementing an effective control environment across diverse regions and employee bases;
●	the difficulty and costs of maintaining effective data security;
●	global pricing pressures; and
●	unfavorable and/or changing foreign tax treaties and policies.

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

We are subject to a variety of laws internationally that affect our business, including, but not limited to, laws regarding aerospace, employment, safety, anti-money laundering, securities regulation, privacy and taxation, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting and compliance with laws, regulations and similar requirements may be burdensome and expensive. Laws and regulations may be inconsistent from jurisdiction to jurisdiction, which may increase the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could make our aircraft less attractive to our customers or cause us to change or limit our ability to sell our aircraft. We expect to put in place policies and procedures designed to ensure compliance with applicable laws and regulations, but we cannot assure you that our employees, contractors or agents will not violate such laws and regulations or our policies and procedures.

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

The commercialization of new aircraft and the operation of an aerial mobility service requires certain regulatory authorizations and certifications. A DOA and a POA are required to be obtained and maintained in order to be able to manufacture aircraft pursuant to an approved type design (e.g., type certificate). We received a DOA from the CAA in March 2023 and will need to obtain a POA from the CAA. We then need to obtain a type certificate for the aircraft from the CAA and EASA (which we expect to occur concurrently as EASA has agreed to concurrently validate the CAA’s certification) and then undergo successful foreign validation approvals to operate in other jurisdictions, for example with the FAA. While we anticipate being able to achieve these regulatory approvals, should we fail to do so, or fail to do so in a timely manner, or if these approvals or certifications are modified, suspended or revoked after we obtain them, we may be unable to provide our aircraft on projected timelines, which could have a material adverse effect on the relationships that we have with our customers and negatively impact our reputation, which could harm our ability to attract new customers.

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

There are a number of existing and proposed laws, regulations and standards that may apply to our aircraft, including standards that were not originally intended to apply to electric aircraft. While our aircraft and our service will be designed, at launch, to operate as far as possible within the existing CAA, EASA, FAA or other regulatory frameworks in which we intend to operate, we anticipate national authorities may introduce changes to those frameworks, which may prohibit, restrict or delay our ability to launch in the relevant market. Regulatory authorities may introduce changes specifically to address electric aircraft or high-volume flights, which could have a negative impact on the sales of our aircraft or services.

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

Aerospace manufacturers are subject to extensive regulatory and legal requirements that involve significant compliance costs. The CAA, EASA or the FAA may issue regulations relating to aircraft that could require significant expenditures in the design, production or operation of the aircraft. Implementation of the requirements created by such regulations may result in increased costs for us and delays in our manufacturing and other operations.

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

We may be subject to stringent export and import control laws and regulations. Unfavorable changes in these laws and regulations or licensing policies, our failure to secure timely government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operation.

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

The inability to secure and maintain necessary export licenses and other authorizations, or the failure to comply with the terms of licenses that we have obtained, could negatively impact our ability to compete successfully or to operate our business as planned. In February 2022, we determined that we inadvertently released certain technology controlled under the EAR to up to four individual employees of a third party without appropriate authorization under the EAR. Such access was terminated immediately upon discovery, an internal review was commenced and, acting on advice of specialist legal counsel, we submitted an initial voluntary self-disclosure to the U.S. Commerce Department’s Office of Export Enforcement (“OEE”) in April 2022 followed by a final voluntary self-disclosure in December 2022. In January 2023 we received a letter from the OEE confirming that it believed the referenced conduct constituted a violation(s) of the Export Control Reform Act of 2018, 50 U.S.C. 4801-4852 ct and/or the EAR; but that the OEE had decided not to refer this matter for criminal or administrative prosecution and closed the matter with the issuance of the warning letter. The warning letter is in Vertical Aerospace’s record and will be considered if future violations occur. There can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other U.K., U.S. or other relevant government regulatory approvals. If we, or our suppliers, are found to be in violation of these laws and regulations, it could result in civil and criminal, monetary and non-monetary penalties, the loss of export or import privileges, debarment and reputational harm.

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

We may be subject to sanction laws of the U.K., EU, and U.S., and other applicable jurisdictions, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, His Majesty’s Treasury and other relevant sanctions authorities, which may prohibit the sale of products or provision of services to embargoed jurisdictions (“Sanctioned Countries”) or to individuals and entities targeted by such sanctions (“Sanctioned Parties”). If we are found to be in violation of any applicable sanctions regulations, it can result in significant fines or penalties and possible incarceration for responsible employees and managers, as well as reputational harm and loss of business.

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

In the ordinary course of business, we collect, store, and transmit information, including personal information, in relation to our current, past or potential customers, business partners, employees and contractors. We therefore face particular privacy, data security, and data protection risks in connection with requirements of the European Union’s General Data Protection Regulation 2016/679 (“GDPR”), national implementing legislation of the GDPR, the United Kingdom GDPR and U.K. Data Protection Act 2018 (which retains the GDPR in U.K. national law (the “U.K. GDPR”)) and other data protection regulations in the European Economic Area (“EEA”) and the U.K. Among other stringent requirements, the GDPR and U.K. GDPR restrict transfers of data outside of the EEA and U.K. to third countries deemed to lack adequate privacy protections, unless an appropriate safeguard specified is implemented. Case law from the Court of Justice of the European Union (“CJEU") states that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On October 7, 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for United States Intelligence Activities’ which introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU in relation to data transfers from the EEA to the United States and which formed the basis of the new EU-US Data Privacy Framework (“DPF”), as released on December 13, 2022. The European Commission adopted its Adequacy Decision in relation to the DPF on July 10, 2023, rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government), as a UK GDPR data transfer mechanism to U.S. entities self-certified under the UK Extension to the DPF. We currently rely on the standard contractual clauses to transfer personal data outside the EEA and the U.K., including to the U.S. among other data transfer mechanisms pursuant to the GDPR and U.K. GDPR. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF Adequacy Decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. Other countries have also enacted or are considering enacting similar cross-border data transfer rules or data localization requirements. As this area and the enforcement landscape relating to it further develop, we could: suffer additional costs, complaints and/or regulatory investigations or fines; have to stop using certain tools and vendors and make other operational changes; have to implement revised standard contractual clauses or other mechanisms for existing intragroup, customer and vendor arrangements within any required time frames; and/or it could otherwise affect our future ability to deliver our products in the EEA, the U.K. and other foreign markets.

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

In the U.S., we are also subject to laws, regulations and standards covering marketing, advertising, cookies, tracking technologies, e-marketing, and other activities conducted by telephone, email, mobile devices and the internet, such as the Federal Communications Act, the Federal Wiretap Act, the Electronic Communications Privacy Act, the Telephone Consumer Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, and similar state consumer protection and communication privacy laws. Moreover, according to the U.S. Federal Trade Commission (the “FTC”), violating consumers’ data privacy rights or failing to take appropriate steps to keep consumers’ personal data secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTC Act. Additionally, there are numerous federal and state data privacy and protection laws and regulations governing the collection, use, disclosure, protection and other processing of personal data, including federal and state data privacy laws, data breach notification laws and consumer protection laws. For example, a number of state-level general data privacy laws have or will soon go into effect that introduce new data privacy rights for consumers and new operational requirements for companies. For instance, the California Consumer Privacy Act (“CCPA”), provides data privacy rights for California residents and operational requirements for covered companies. Among other things, companies covered by the CCPA must provide new disclosures to California residents and afford such residents certain privacy rights relating to their personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that increases the potential exposure in relation to data breaches. We cannot fully predict the impact of these laws, or subsequent guidance, regulations or rules on our business or operations, including those that are still in draft form, but they may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal data, our financial condition, and the results of our operations or prospects. Further, if we become subject to other state-level privacy laws, guidelines or regulations, we may be required again to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

We may need to initiate or defend against intellectual property infringement or misappropriation claims, which may be time consuming and expensive and, if adversely determined, could limit our ability to sell our aircraft or otherwise operate our business.

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

We may be unable to protect our proprietary information and intellectual property rights or prevent unauthorized use by third parties.

Our success depends, in part, on our ability to protect our proprietary information and intellectual property rights, including in or in relation to certain technologies deployed in our aircraft. To date, we have relied on trade secrets and confidentiality to protect our proprietary information and have applied for a number of patents (currently pending) in the United States, the United Kingdom, European territories covered by the European Patent Convention, and, for certain inventions, further afield in Japan and China. The agreements that we enter into, or will enter into in the future, with our partners, suppliers, consultants and other third parties include relevant provisions to protect our intellectual property rights and proprietary information including non-disclosure, assignment or license terms, as well as take other measures such as limiting access to our trade secrets and other confidential information and including intellectual property ownership and confidentiality clauses in our employment contracts. We intend to continue to rely on these and other means, including patent protection, in the future. However, the steps we take to protect our intellectual property and proprietary information may be inadequate comprehensively to protect our technologies in all jurisdictions, and unauthorized parties may attempt to copy aspects of our intellectual property or obtain and use information that we regard as proprietary and, if successful, may harm our ability to compete, accelerate the development programs of our competitors, and/or result in a deteriorated competitive position in the market. Moreover, our non-disclosure agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours, and there can be no assurance that our competitors or third parties will comply with the terms of these agreements, or that we will be able to successfully enforce such agreements or obtain sufficient remedies if they are breached. Additionally, there can be no assurance that the intellectual property rights we own or license will provide competitive advantages or will not be challenged, revoked, invalidated, opposed or circumvented by our competitors.

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

We cannot predict the prices at which our ordinary shares and our warrants will trade. The market price of our ordinary shares and our warrants may fluctuate substantially and may be lower than the current market price. In addition, the trading price of our ordinary shares and our warrants is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our ordinary shares and/or warrants as you might be unable to sell your securities at or above the price you paid. Factors that could cause fluctuations in the trading price of our securities include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;
●	variance in our financial performance from expectations of securities analysts;
●	our ability to secure additional funding to continue as a going concern;

●	our ability to regain compliance with the NYSE’s minimum share price requirement and our ability to remain in compliance with other continued listing standards of the NYSE;
●	changes in the pricing of our products and services;
●	changes in our projected operating and financial results;
●	delays in the certification or production of our aircraft;
●	changes in laws or regulations applicable to our platform;
●	changes in senior management or key personnel;
●	announcements by us or our competitors of significant business developments, acquisitions or new offerings;
●	significant data breaches, disruptions to or other incidents involving our platform;
●	our involvement in litigation;
●	conditions or developments affecting the eVTOL industry;
●	future sales of our ordinary shares by us or our shareholders, as well as the anticipation of lock-up releases;
●	the trading volume of securities;
●	changes in the anticipated future size and growth rate of our markets;
●	sales and short-selling of our ordinary shares;
●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
●	general economic and market conditions; and
●	other events or factors, including those resulting from geopolitical conflicts, war, incidents of terrorism, global pandemics or responses to these events.

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

We expect to issue additional share capital in the future (including through the SF Investment, our Shelf Registration and Equity Subscription Line) that will result in dilution to all other shareholders. We have granted, and expect we will continue to grant equity awards to employees and directors under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may make or receive investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of our ordinary shares to decline.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to the laws of the Cayman Islands and regulations with regard to certain of these matters and may furnish certain comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

For example, as long as we rely on the foreign private issuer exemptions under the rules of the NYSE, a majority of the directors on our board of directors are not required to be independent directors, our compensation committee is not required to be comprised entirely of independent directors, we are not required to have a nominating and corporate governance committee composed entirely of independent directors, our audit committee is not required to have at least three members and shareholder approval is neither required for equity compensation plans and material revisions to those plans nor the issuance of more than 1% of our outstanding ordinary shares (including derivative securities thereof) in either number or voting power, the issuance of 20% or more of our outstanding ordinary shares (including derivative securities thereof) in either number or voting power or an issuance that would result in a change of control. Therefore, our board of directors’ approach to governance and securities issuances may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the NYSE corporate governance standards and shareholder approval requirements.

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

We incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are required to devote a substantial amount of time to compliance with the requirements of managing a public company. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will continue to incur as a public company or the specific timing of such costs.

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

As discussed above, we identified certain material weaknesses in connection with the preparation of our consolidated financial statements for the year ended December 31, 2023. If not remediated, the continued presence of these or other material weaknesses and/or significant deficiencies in any future financial reporting periods could result in financial statement errors that, in turn, could lead to errors in our financial reports, delays in our financial reporting, and that could require us to restate our operating result. Investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities could be materially and adversely affected. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in under “Material U.S. Federal Income Tax Considerations”) of ordinary shares or warrants, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. We remain an early stage company and do not expect to realize revenue until our aircraft are manufactured and delivered to our customers. Until we generate revenue, our PFIC status would largely depend on whether we earn non-passive income, such as government grants and research and development tax credits, and whether the amount of such non-passive income exceeds 25% of our gross income for the relevant taxable year.

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

Stephen Fitzpatrick is our majority shareholder, Chief Executive Officer and a member of our board of directors, and, as of December 31, 2023, held approximately 69% of the voting power of our outstanding share capital. Effective as of March 13, 2024, the Company’s Second Amended and Restated Memorandum and Articles of Association were adopted, which include certain amendments that, among other things, provide for a board of directors comprising up to seven directors, and grant Mr. Fitzpatrick director appointment rights for: (i) so long as Mr. Fitzpatrick directly or indirectly holds greater than 50.0% of the Company’s issued and outstanding ordinary shares, up to four directors (two of whom must qualify as independent directors), (ii) so long as Mr. Fitzpatrick directly or indirectly holds greater than 36.7% of the Company’s issued and outstanding ordinary shares, up to three directors (one of whom must qualify as an independent director), (iii) so long as Mr. Fitzpatrick directly or indirectly holds greater than 23.2% of the Company’s issued and outstanding ordinary shares, up to two directors, and (iv) so long as Mr. Fitzpatrick directly or indirectly holds greater than 10.0% of the Company’s issued and outstanding ordinary shares, up to one director. Furthermore, pursuant to an SF Reserved Matters Letter Agreement between the Company and Mr. Fitzpatrick dated as of the closing of the initial investment under the SF Investment Agreement, the Company agreed, among other things, that: (a) so long as Mr. Fitzpatrick directly or indirectly holds greater than 10% of the Company’s issued and outstanding ordinary shares, the Company will not propose the adoption of any amendment to the Amended and Restated Memorandum and Articles of Association that would materially and adversely affect Mr. Fitzpatrick’s director appointment and removal rights pursuant to the Amended and Restated Memorandum and Articles of Association without his prior written consent, (b) so long as Mr. Fitzpatrick directly or indirectly holds greater than 25% of the Company’s issued and outstanding ordinary shares, the Company will not take any action to increase the maximum number of directors that can sit on the Company’s board of directors without his prior written consent, (c) so long as Mr. Fitzpatrick directly or indirectly holds greater than 50% of the Company’s issued and outstanding ordinary shares, Mr. Fitzpatrick will have the right to veto any issuance by the Company of ordinary shares or other instruments that would reduce Mr. Fitzpatrick’s shareholding to less than 50.1% of the Company’s issued and outstanding shares immediately after such issuance (taking into account ordinary shares issuable upon exercise, exchange or conversion of any warrants, options, convertible notes or other similar instruments). Accordingly, Mr. Fitzpatrick currently exercises control over, and even if and when Mr. Fitzpatrick ceases to own a majority of the outstanding ordinary shares, will continue to exercise significant influence with respect to the composition of our board of directors as well as our management, business plans and policies. In particular, Mr. Fitzpatrick may be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any acquisition of the Company, which could deprive you of an opportunity to receive a premium for your ordinary shares as part of such acquisition and ultimately could affect the market price of our ordinary shares.

We may issue additional ordinary shares through our Shelf Registration, Equity Subscription Line, upon the exercise of outstanding Public Warrants, the Convertible Notes Warrants and the Initial Virgin Atlantic Warrants, and upon the exercise of the options granted pursuant to the 2021 Incentive Plan and the EMI Option Agreements, all of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of December 31, 2023, no securities have been sold under the Shelf Registration, on which we have registered up to $180 million of ordinary shares, preferred shares, warrants, rights and units of the Company for issuances on a delayed basis. As of December 31, 2023, we had sold approximately 1.1 million ordinary shares of the 20 million ordinary shares registered for resale under the Equity Subscription Line. As of December 31, 2023, 15,264,935 Public Warrants were issued and outstanding, with each warrant entitling the registered holder to purchase one ordinary share at a price of $11.50 per share (subject to adjustment). The warrants became exercisable 30 days after the completion of the Business Combination and will expire at 5:00 p.m., New York City time, five years after the completion of the Business Combination or earlier upon redemption or liquidation. We have also adopted the 2021 Incentive Plan and entered into the EMI Option Agreements with certain of our employees, pursuant to which 53,632,655 ordinary shares have been authorized to be issued. The number of ordinary shares authorized to be issued will be increased on January 1 of each calendar year from 2022 through 2032, by an amount equal to the lesser of (A) 5% of the ordinary shares outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of ordinary shares as determined by our board of directors. The Convertible Senior Secured Notes also may be converted at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes, which would result in the issuance of additional ordinary shares. The Convertible Notes Warrants and the Initial Virgin Atlantic Warrants issued to the Convertible Senior Secured Notes Investor and Virgin Atlantic, respectively, immediately after the Closing of the Business Combination are also exercisable for up to 6,625,000 ordinary shares, with an exercise price of $11.50 per share or $10.00 per share, respectively (subject to adjustment). To the extent additional ordinary shares are sold through the Shelf Registration or Equity Subscription Line, the warrants or options are exercised, the Convertible Senior Secured Notes are converted, or awards are made under the 2021 Incentive Plan, additional ordinary shares will be issued, which will result in dilution to our shareholders and increase the number of ordinary shares eligible for resale in the public market. Sales of substantial numbers of such securities in the public market or the fact that such securities may be exercised could adversely affect the market price of our securities.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects.”

Recent Developments

On February 22, 2024, we entered into the SF Investment Agreement with Imagination Aero, a company wholly owned by Stephen Fitzpatrick, our majority shareholder, Chief Executive Officer and a member of our board of directors, pursuant to which Imagination Aero agreed to purchase, and we agreed to issue and sell to Imagination Aero, up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants, in each case at purchase prices specified in the SF Investment Agreement and subject to the terms and conditions set out in the SF Investment Agreement.

On March 13, 2024, we held an extraordinary general meeting of the shareholders of the Company, at which our shareholders adopted the Second Amended and Restated Memorandum and Articles of Association of the Company, effective as of March 13, 2024. In connection with the SF Investment, the Second Amended and Restated Memorandum and Articles of Association reflect certain amendments that, among other things:

●	provide for a board of directors comprising up to seven directors;
●	grant Mr. Fitzpatrick director appointment rights for:
o	so long as Mr. Fitzpatrick directly or indirectly holds greater than 50.0% of the Company’s issued and outstanding ordinary shares, up to four directors (two of whom must qualify as independent directors),
o	so long as Mr. Fitzpatrick directly or indirectly holds greater than 36.7% of the Company’s issued and outstanding ordinary shares, up to three directors (one of whom must qualify as an independent director),
o	so long as Mr. Fitzpatrick directly or indirectly holds greater than 23.2% of the Company’s issued and outstanding ordinary shares, up to two directors, and
o	so long as Mr. Fitzpatrick directly or indirectly holds greater than 10.0% of the Company’s issued and outstanding ordinary shares, up to one director;
●	provide that Mr. Fitzpatrick may remove an director appointed by him, other than any independent director, by delivery of notice to the Company;
●	provide that the Company’s audit committee comprise only independent directors and all other committees of the Company’s board of directors comprise a majority of independent directors;
●	provide that, so long as Mr. Fitzpatrick directly or indirectly holds greater than 50% of the Company’s issued and outstanding ordinary shares, he may designate up to one of the directors appointed by him to serve on each committee of the Company’s board of directors; and
●	provide for extraordinary general meetings for any purpose or purposes to be called at any time upon written request by a shareholder (or shareholders) holding greater than an aggregate of 10.0% of the Company’s issued and outstanding ordinary shares.

In addition, the Second Amended and Restated Memorandum and Articles of Association of the Company provide for a mandatory annual general meeting of the Company in each fiscal year, and allow shareholders of the Company holding greater than an aggregate of 10.0% of the Company’s issued and outstanding ordinary shares to table items for the agenda of the annual general meeting upon valid written notice to the Company.

A copy of our Second Amended and Restated Memorandum and Articles of Association is attached as Exhibit 1.1 to this Annual Report.

Furthermore, pursuant to an SF Reserved Matters Letter Agreement between the Company and Mr. Fitzpatrick dated as of the closing of the initial investment under the SF Investment Agreement, the Company agreed, among other things, that:

●	so long as Mr. Fitzpatrick directly or indirectly holds greater than 10% of the Company’s issued and outstanding ordinary shares, the Company will not propose the adoption of any amendment to the Amended and Restated Memorandum and Articles of Association that would materially and adversely affect Mr. Fitzpatrick’s director appointment and removal rights pursuant to the Amended and Restated Memorandum and Articles of Association without his prior written consent,
●	so long as Mr. Fitzpatrick directly or indirectly holds greater than 25% of the Company’s issued and outstanding ordinary shares, the Company will not take any action to increase the maximum number of directors that can sit on the Company’s board of directors without his prior written consent, and
●	so long as Mr. Fitzpatrick directly or indirectly holds greater than 50% of the Company’s issued and outstanding ordinary shares, Mr. Fitzpatrick will have the right to veto any issuance by the Company of ordinary shares or other instruments that would reduce Mr. Fitzpatrick’s shareholding to less than 50.1% of the Company’s issued and outstanding shares immediately after such issuance (taking into account ordinary shares issuable upon exercise, exchange or conversion of any warrants, options, convertible notes or other similar instruments).

A copy of the SF Reserved Matters Letter Agreement is attached as an exhibit to this Annual Report.

B.Business Overview

Overview

Our purpose is to revolutionize the way we travel, in a more sustainable world. We are a global aerospace and technology company that is pioneering electric aviation, focused on designing, manufacturing and selling a zero operating emission eVTOL aircraft for use in the AAM market, using the most cutting-edge technology from the aerospace, automotive and energy industries.

Founded in 2016, we come from a deep aerospace and automotive mindset and have already designed, built and flown two sub-scale prototype eVTOL aircraft in 2018 and 2019. We are currently developing, and are progressing towards the certification of, our flagship eVTOL, the VX4. Our first full-scale VX4 prototype successfully concluded its remote thrustborne flight test campaign in August 2023. The assembly of our second full-scale VX4 prototype is underway. This more advanced prototype includes the majority of our strategic partners’ technology that we plan to incorporate into our final certification aircraft. We are targeting the VX4 to be capable of transporting a pilot and up to four passengers, traveling distances of up to 100 miles, and achieving cruise speeds of 150 miles per hour (“mph”), while producing minimal noise and zero operating emissions.

The VX4 aircraft is being designed around existing certifiable technology, as well as certain novel technology such as the batteries and powertrain, using an experienced team that has previously certified and supported the development of over 30 aircraft and propulsion systems around the world. We are currently one of the only eVTOL designers and original equipment manufacturers (“OEM”) actively pursuing certification from the CAA and EASA with a winged vehicle. We aim to have our aircraft certified to the same safety standards as commercial airlines, rather than the significantly lower standards to which similarly sized helicopters are currently certified. EASA also confirmed that it will concurrently validate the CAA certification for the VX4, which means the certification and validation process will run simultaneously in both jurisdictions. Both regulators are using Special Conditions (SC)-VTOL basis for certification of new eVTOL aircraft. By achieving certification of our VX4 eVTOL aircraft from the CAA and EASA, we expect to leverage the work done with our home regulator to have the certification validated by other regulators where we intend to operate, including the FAA. In addition, during 2023, we also formally commenced certification efforts in Japan, following the Japan Civil Aviation Bureau’s (“JCAB”) acceptance of the VX4’s validation program.

In March 2023, the CAA issued an eVTOL DOA to our wholly-owned subsidiary, VAGL. UK and European aerospace companies cannot hold a type certificate without being granted a DOA. The DOA authorizes VAGL to conduct design activities and issue design approvals within the DOA’s scope of approval.

We are developing a sophisticated eVTOL ecosystem that allows us to focus on providing a high-quality experience. Our in-house expertise covers design, certification, assembly and manufacture, pilot experience, end-user experience and base platform performance. We aim to sell globally certified eVTOL aircraft to a variety of customers, including commercial airlines, aircraft leasing companies, business aviation, tourism groups, mobility platforms and existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers.

We have forged strong relationships with industry-leading players to develop the various components of our aircraft. For instance, we are co-developing our flight controls systems with Honeywell, to unlock maximum performance with safe and simple to operate controls, reducing pilot workload and thereby reducing pilot training and operating costs. We collaborated with Microsoft to create our digital systems for our aircraft, which should provide rich data sets as well as deliver a truly cloud-connected aircraft. This capability will enable us to further streamline and create more efficiencies across our manufacturing processes, aircraft operations and maintenance. Our proprietary battery system utilizes small-format cylindrical cells to provide high power density while at the same time, being low-cost and highly reliable, as well as utilizing safety features to ensure safety across all operations. We have selected Molicel to supply high power cylindrical cells for our VX4, as Molicel specializes in demanding, high-performance application of its batteries, with its technology already in use across space, advanced automotive and power tool applications. We are collaborating with Hanwha on the development and supply of electric actuator systems tailored for the VX4, as Hanwha has a long-established expertise in aerospace technology and flight critical actuator systems development across a broad portfolio of civil and defense aerospace and space applications. Our advanced propeller system uses four tilting propellers at the front of the aircraft and four stowable propellers at the rear to enable high efficiency in all phases of flight and support a vehicle noise signature that we believe will be less than 70dBA in hover, the same as low-level city traffic, and less than 50dBA in cruise, which is likely to be unnoticeable in an urban environment. We are working with Syensqo (formerly Solvay), one of the world’s leading chemical and advanced materials companies, to ensure that our materials and composites are high-quality and sustainably sourced. Our electrical wiring interconnection systems (“EWIS”) and wings for our aircraft are being developed by one of the leading aerospace engineering companies, GKN Aerospace. We’ve also taken advantage of GKN Aerospace’s integration expertise as we used its Global Technology Centre to assemble the majority of the first and now second VX4 prototype’s airframe. We are partnering with Leonardo, which has long-established experience in composite aerostructure development, to design, test, manufacture and supply the carbon composite fuselage for our VX4 aircraft. Combined, these features provide a flexible design to address different markets and a scalable design to facilitate manufacturing. We are also working together with CAE, a market leader in flight simulation and training, to develop a best-in-class training program. CAE will be the exclusive training device provider, tailoring the high-fidelity, next-generation flight simulation training device for the VX4 aircraft. We believe these relationships will allow us to provide superior products at scale, while maintaining a lean cost structure and taking advantage of both internal and external research and development synergies.

Our ability to develop industry-leading aircraft is rooted in our team’s depth of talent, experience and culture. Our senior team includes proven entrepreneurs and technical expertise handpicked from the aerospace and advanced automotive industries. The complementary skill sets of our leadership team are critical to the success of the aircraft designs and our business.

We aim to be one of the leading eVTOL aircraft OEMs for commercial airlines, aircraft leasing companies, business aviation, mobility platforms and existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers. We also believe there is a potential market to provide OEM sales to a variety of industries beyond traditional airline and helicopter customers, such as tourism, where there is an opportunity to replace existing transportation options like minibuses, and the cargo and logistics industry, where there is potential to partner with global logistics firms and large retail customers. There is a further opportunity to generate revenue from other sectors such as emergency services, as eVTOL aircraft can be used for emergency patient and supplies transport, particularly in densely populated areas or military logistics transport, among other potential uses. We plan to explore the potential development of versions of the VX4 for such scenarios. Our strategy is to forge partnerships in key markets with partners that have existing demand and are local trusted brands with market-specific knowledge. We believe that by partnering with such market players, we can extend their business models and build a market ecosystem that will allow us to expand our proposition over time. Our focus on system integration and establishment of an industrial supply chain is expected to enable rapid scaling of production of our aircraft.

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

With high population densities and transit activities, intercity markets are likely to be one of the key growth drivers in the AAM market in the upcoming years. According to McKinsey, in 2030, passenger advanced-air-mobility operators could rival today’s largest airlines in flights per day and fleet size.

According to our analysis, typical journeys within the targeted range of the VX4 include London to Cambridge or Nice to Monaco. With EU rail reaching nearly pre-COVID-19 levels in 2023, there is a high amount of transit opportunities among European cities, and we believe this represents a significant opportunity to capitalize on intercity travel.

In addition to inter-city opportunities, we see a number of very attractive hub-spoke markets such as the United Kingdom, where there are approximately 37 towns and cities with populations over 100,000 inhabitants within 100 miles of Heathrow Airport. These towns and cities represent a target population of 7.7 million (excluding London), based on our internal analysis, that could be connected into the Heathrow hub. In addition to high-frequency central business district hub shuttle services such as JFK to Manhattan and Heathrow to London city center, there are a number of high gross domestic product per capita target markets for fast, zero operating emission air taxi services to and from similar airports, representing an attractive market for first and business class propositions.

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

We also recognize that pioneering electric aviation requires social and political support. As a result, we intend to inspire advocacy from opinion leaders, aerospace industry and regulators by following a purpose-based marketing approach. This includes demonstrating potential use case applications of the VX4 to our audiences with our partners to show the differences our eVTOL can potentially make to everyday travel, as well as demonstrating an appealing design of our product and showcasing the customer journey.

To position Vertical as one of the leading OEM brands, we have deployed our marketing and communications strategy across earned, paid and owned media channels as well as industry events. Our content strategy also focuses on co-developing stories with our partners, including Honeywell, Leonardo and GKN Aerospace, to leverage their audiences and support our aim of educating and inspiring audiences on the opportunities of electric flight. Our communications function plays a major role in articulating, persuading and inspiring our audiences of the opportunities within eVTOL travel and our business model, while we continue to inform the market of our progress through methods such as press releases, broadcast media and speeches at industry-leading conferences and events. Such events will be a part of our marketing strategy moving forward, enabling deeper customer relationships and the opportunity to share our flight test progress, demonstrate technological advancements and provide direct access to the Vertical team.

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

Our Business and Strategy

Focus on Certification

Safety is our highest priority. We are working to meet the most stringent aircraft certifications around the world, and our aircraft is being designed with certification in mind from the beginning. We are currently one of the only eVTOL designers and OEMs actively pursuing certification from the CAA and EASA with a winged vehicle using predominantly already-available technology. We expect to achieve concurrent type certification from the CAA and EASA for our VX4 aircraft, with validation from the FAA and other international regulators expected to follow thereafter. We are targeting type certification by the end of 2026.

We have successfully conducted flight testing of three full scale prototype eVTOL aircraft in the United Kingdom. The VX1, our first prototype, was flown in 2018 as our proof of concept aircraft. This was a single seater eVTOL with four electric engines, each inside a ducted fan. The VX2 flew in 2019 and successfully demonstrated safe flight with a deliberate “motorout,” which is a critical step in obtaining certification from the CAA. The VX2 was a two seater, eight propeller aircraft that was capable of carrying up to 250 kg at speeds of up to 50 mph. In September 2022, we successfully began the first stages of a flight test campaign with our VX4 prototype under approvals from the CAA. This culminated in a remote thrustborne flight test campaign which concluded in August 2023. During this flight test campaign, this first full-scale VX4 prototype reached its target speed of 40kts (70 kmph), demonstrating overall stability and control. Performance targets were generally exceeded by 10-30% during hover and low speed flights. The prototype performed especially well in sustained hover, typically the most challenging regime for a vertical take-off and landing (“VTOL”) aircraft, where it maintained level flight for longer than anticipated. The aim of these thrustborne flight tests was to verify acceptable stability, battery efficiency and control characteristics, aerodynamics, structural loads, performance and vibration throughout this speed range – all of which were achieved. This test flight campaign of our first aircraft provided us with significant learnings, which have helped inform the design of our second VX4 prototype. We are planning to conduct piloted test flights of this aircraft during the first half of 2024. We intend for this flight test campaign to include the VX4’s full flight envelope – conventional and vertical take-off and landing and transition flight.

To achieve type certification, new aircraft designs are required to undergo a rigorous assessment of the design where we demonstrate compliance against the strict airworthiness requirements. A type certificate for the aircraft’s design is an essential pre-requisite for any individual aircraft of that design to be issued with a Certificate of Airworthiness from the relevant local airworthiness authority – the CAA in our case – which, in turn, allows the owner to fly that aircraft. This is a time-consuming and intense process, often extending over several years, which requires extensive ground and inflight testing with authorities, engineers and flight test pilots across a fleet of multiple aircraft. When we begin production, we expect to continue to interact with numerous government agencies and entities with respect to our production and quality systems. We are developing the systems and processes needed to obtain the required POA from the CAA and intend to obtain this approval as part of the process of manufacturing conforming aircraft in the leadup to obtaining a type certificate for the aircraft.

We have been working with the CAA, EASA and European Organization for Civil Aviation Equipment (“EUROCAE”) to establish the specific design criteria (certification specifications) and means of compliance that apply to eVTOL aircraft. We and our partners participate on several working groups with the EUROCAE, including chairing the EUROCAE eVTOL Working Group Electrical Panel, participating on the electrical, lift/thrust, safety, flight and avionics working groups and having one-on-one discussions with the CAA and EASA to assist with tailoring and creating the requirements for eVTOL aircraft. By working closely with the CAA and EASA to obtain certification in our home markets of the United Kingdom and European Union, we believe that the knowledge and expertise that we will gain from obtaining certification in these areas can give us a competitive advantage that we can leverage to assist us with obtaining similar certifications in other global markets. The use of common standards between EASA and CAA for the VX4 will strengthen this foundation.

Many airworthiness authorities around the world have not yet declared their specific certification requirements for eVTOLs; however, we believe it is likely that different jurisdictions will harmonize certification bases, broadly aligning with either the CAA, EASA or the FAA’s requirements. Given the stringent and rigorous safety requirements of the CAA and EASA certifications, we believe that our design will meet the certification needs for any jurisdiction of our customers. We believe that our strong strategic partnerships with our technology partners, in particular, Honeywell, Leonardo and GKN Aerospace, who have deep experience and pedigree in certifying against these standards, will give us a competitive advantage over our competitors. We are carefully and intentionally designing our aircraft with these standards in mind.

By the end of 2023, we had undertaken initial Technical Familiarizations with the five aviation regulators with which we are currently seeking Type Certification: the CAA, EASA, FAA, JCAB and National Civil Aviation Agency of Brazil (“ANAC”).

Together with specialists from the respective regulators, these Technical Familiarizations provide an opportunity for Vertical panel specialists to introduce a thorough description of the VX4 aircraft systems and structures in order to provide the relevant regulators with sufficient knowledge of the aircraft and establish the initial certification basis and certification and validation timeline in respective jurisdictions. We will continue to work with each of the relevant regulators to progress our certification and validation efforts.

The VX4: One of the Most Advanced eVTOL Aircraft Globally

The VX4 is our eVTOL aircraft at the center of our go-to-market strategy. After designing, building, testing and flying two earlier prototypes, the VA-X1 and the VA-X2, we unveiled the four passenger VX4 in 2020, which we believe is one of the most advanced eVTOLs globally. The VX4 is being designed to provide for a capacity of up to five people (one pilot, four passengers) and targeting travel distances of up to 100 miles, achieving cruise speeds of 150 mph. In line with our mission to pioneer electric aviation, the VX4 will be fully electric and will produce zero operating emissions in flight. The VX4 has four tilting frontal propellers allowing it to take off vertically. The propellers rotate after takeoff and into flight mode. Based on our internal calculations, its noise levels are expected to be significantly quieter in cruise compared to a helicopter in cruise. The VX4 is also is expected to be orders of magnitude safer than a similarly sized helicopter in line with what we expect from the CAA and EASA regulations for eVTOL aircraft.

The interior of VX4 is being designed to create an outstanding passenger experience. There will be a separate luggage compartment that we expect will be capable of taking approximately 45 pounds (or 20 kilograms) of luggage per passenger plus the option of additional room for small luggage under each passenger seat, with a total payload of approximately >990 pounds (or >450 kilograms). The VX4 will have large side windows, providing spectacular views for the passengers.

Develop Strong eVTOL Ecosystem

Our business model is asset light. We have focused on creating an ecosystem that is a combination of key proprietary components that we have developed internally and strong strategic partnerships with industry leaders in order to design and manufacture an industry leading eVTOL aircraft. We believe that this model will allow us to be more agile, flexible and reactive to future technologies and opportunities, as well as provide competitive user economics, which we expect will allow us to more rapidly scale our production once we have obtained certification.

Creating and Investing in Proprietary Designs and Superior Technology

We have invested and will continue to invest in certain proprietary features of our aircraft, including our battery system and propeller design. Our proprietary battery system utilizes small-format cylindrical cells to provide a high performance, low-cost, highly reliable and sustainable supply chain while ingraining safety features to make them resistant to unsafe operation. In 2023, we have developed our first full prototype battery pack in-house at the Vertical Energy Centre. We are aiming for entry into service with a 220Wh/kg battery, which is expected to enable the VX4 to conduct back-to-back missions, with fast charging cycles in-between, and minimized impact on the battery packs’ cycle life. Our advanced propeller system uses four tilting propellers at the front of the aircraft and four stowable propellers at the rear to enable high efficiency in all phases of flight, with an impact tolerant and redundant propeller structure that enables commercial aviation safety levels while supporting a vehicle noise signature that we believe will be less than 70dBA in hover, the same as low-level city traffic, and less than 50dBA in cruise, which is likely to be unnoticeable in an urban environment. Our second full-scale VX4 prototype will utilize our next iteration, second generation propellers.

Combining Proprietary Systems with Strategic Partners with Industry-Leading Expertise

We believe that our strategic partnerships create a sophisticated eVTOL ecosystem that allows us to focus on creating value for our customers throughout the process. We sought out partnerships with industry leaders across critical components required to successfully design, develop and operate our aircraft. We have established strong collaborations and relationships with Rolls-Royce, Honeywell, Microsoft, Syensqo, GKN Aerospace, Leonardo, Molicel, Hanwha and CAE on the industrial side to develop components and support the manufacture our aircraft.

Powertrain — Rolls-Royce

We have partnered with Rolls-Royce, one of the world’s leading industrial technology companies, to develop our electrical propulsion unit and electrical power distribution system to be one of the world’s lightest and safest eVTOL powertrains in order to unlock the maximum performance from our VX4. Rolls-Royce has extensive experience in the development and certification of high-criticality aerospace products and an established supply chain that is certified to deliver airworthy components globally and at scale.

On November 28, 2023, Rolls-Royce plc announced that it is looking at options to exit its Rolls-Royce Electrical division in the short run or alternatively to reduce its position to minority with an intention to exit fully in the mid-term. This is the division that is developing the electrical propulsion unit and electrical power distribution system for our certification aircraft. We have a binding contract with Rolls-Royce for this development work, and Rolls-Royce has no right to exit its obligations under it (whether via a termination for convenience, transfer or otherwise) without our consent. We have been in, and continue to progress, discussions with Rolls-Royce regarding their stated intention to exit, whilst exploring potential alternative suppliers in accordance with good supply chain practice. While these discussions take place, Rolls-Royce continues to perform its contract with us.

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

Composites — Syensqo (formerly Solvay)

We partnered with Syensqo, a global leader in materials, solutions and chemicals, to create the full suite of composite materials and adhesives for our aircraft. Syensqo brings extensive expertise across aerospace, motorsport and automotive, and Syensqo is pioneering the development of advanced composite materials and manufacturing technologies that bring the benefits of lightweight solutions that can be manufactured with a high degree of automation, using the minimum amounts of materials to enable high production rates and low costs. Working closely with Syensqo has ensured that our aircraft structure, propellers and battery containment system are not only composed of high quality materials, but also that we are sourcing our materials in a sustainable and innovative way.

Electrical Wiring Interconnection Systems and Wing — GKN Aerospace

We are working together with GKN Aerospace, a provider of cutting-edge components for some of the world’s leading aircraft and helicopters, to create the EWIS and wings for our aircraft. GKN Aerospace designs and manufactures aerospace systems and components for a variety of aircraft and engine manufacturers around the world, and its high-volume production capabilities are expected to help drive the global production of the VX4. We expect that the EWIS and wings provided by GKN Aerospace will contribute to lower costs and weight of the VX4, as well as help improve the overall performance of our aircraft. We have co-located teams in order to leverage GKN Aerospace’s integration expertise and industrial capability, and we assembled the first and second VX4 prototype airframe at GKN’s Global Technology Centre in Bristol.

Carbon composite Fuselage – Leonardo

Leonardo Aerostructures is a world leader in advanced composite aerospace structures, producing one-piece barrel sections and horizontal stabilizers for aircraft such as the Boeing 787. Leonardo will bring its technology and scale manufacturing experience to bear in the manufacture of the fuselage for the VX4. We have collaborated with Leonardo for the design and manufacture of the Fuselage and Pylons for the second VX4 prototype.

Battery Cells — Molicel

Molicel is a leading manufacturer of lithium-ion cells with more than 40 years of experience in energy research and development. By partnering with Molicel, we have secured a supply of high power cylindrical cells for the VX4 through to certification and entry into service. We intend to work with Molicel to increase supply as the VX4 is brought into mass production. Having reviewed the capabilities of many other cell manufacturers before selecting Molicel as our battery partner, we believe Molicel is well placed to meet the current performance and safety requirements of the VX4 and that they will continue to deliver innovation and improved performance over time. We will work with Molicel to ensure its battery cells contribute to the safety, reliability and performance of the VX4, and we expect to have this battery system certified concurrently with EASA and the CAA. Since we began testing Molicel’s cells, Vertical has conducted more than 2 million hours of electrical testing at cell, module and pack levels.

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

Building Commercial Partnerships for the Future

We have entered into strategic and commercial arrangements with American Airlines, Virgin Atlantic, Marubeni, Iberojet, Avolon, Bristow, Babcock International, FLYINGGROUP and Kakao Mobility in order to further our global route to market strategy.

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

Babcock International

We launched a partnership with Babcock International, an aerospace, defense and security company, to explore new applications for the VX4. Babcock International has over 35 years of experience in emergency medical services, performing thousands of missions every year globally, and is the largest single operator delivering helicopter emergency services in the U.K. We will work with Babcock International to explore how to use the VX4 in new applications such as aerial emergency medical services and cargo transportation. The VX4 has the potential to transform these types of operations and reduce their carbon impact at a lower overall cost. As part of this partnership, we will also work with Babcock International to develop modular maintenance, repair and overhaul (“MRO”) capabilities to enable cost-effective maintenance of the aircraft in both remote and challenging environments and to maximize availability of the VX4 in service. Leveraging Babcock International’s experience in the defense industry, this partnership will also explore how the eVTOL concept may be expanded in the future to support the armed forces with non-effectual capabilities, e.g. medium-range logistics delivery.

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

Kakao Mobility

In May 2023, South Korean mobility technology company, Kakao Mobility, pre-ordered up to 50 of Vertical’s VX4 aircraft, with an aircraft order value of approximately $200 million, adding South Korea to our list of customer launch markets. Kakao Mobility, the largest Mobility-as-a-Service (MaaS) platform in South Korea with more than 30 million registered users, is the mobility subsidiary of South Korean internet giant, Kakao Corporation. Kakao Mobility runs the country’s most popular taxi-hailing app, Kakao T, providing taxi-hailing, designated driver booking, parking space search, and Kakao Navi app providing real-time traffic information services. Vertical and Kakao Mobility have established a joint working group to drive the commercialization of AAM services in South Korea, including the exploration of network and fleet planning, infrastructure requirements, regulatory development, and consumer awareness of eVTOL mobility solutions.

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

We have already started executing our sales strategy through our partnerships with American Airlines, Avolon, Bristow, Iberojet, Marubeni, Virgin Atlantic, Babcock International, FLYINGGROUP and Kakao Mobility. We also launched a partnership with Heathrow Airport, one of the world’s top international aviation hubs, to explore how the VX4 could operate at Heathrow Airport. Together with Heathrow Airport, we will collaborate on identifying key regulatory challenges, identifying demand, fleet size and infrastructure requirements for eVTOL to fit into existing airport operations and identify key potential customers and stakeholders. Together with other partners including Ferrovial, with whom we are cooperating to create a network of 25 vertiports in the UK, we expect our partnership with Heathrow will help create an ecosystem for sustainable air travel in the United Kingdom. We are working together with all our commercial partners to define the roadmap for the upcoming years that will enable safe entry into service.

We have a significant number of pre-orders from our existing customers. Having achieved these pre-orders, we are being selective in our active pursuit of more pre-orders, in order to apply deeper resource and time to our existing initial customer base.

We will listen to the voices of our customers and analyze potential market opportunities in tourism, cargo, medical and other public services, and eventually plan to develop specific mission variants. We will explore the scaling of our vehicle into increased range and payload.

Provide Comprehensive After Sales Services

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

Carefully Selected Team with Leading Aerospace and Automotive Expertise

We have a highly experienced senior team that includes individuals from the aerospace and advanced automotive industries, led by our Chief Executive Officer and founder, Stephen Fitzpatrick, a leading energy entrepreneur and founder of OVO Energy, Europe’s largest independent energy retailer; Michael Cervenka, our Chief Technology Officer, who previously served as Head of Future Technologies, among other key roles, at Rolls-Royce; Stuart Simpson, our Chief Financial Officer, who previously served as CFO of Avast plc, a FTSE 100 company, before its $8 billion acquisition by NortonLifeLock and as Interim CEO, CFO and COO at Royal Mail, and has a long history of experience working in the automotive industry, working for General Motors and Rolls-Royce and Bentley Motor Car Company; Andrew Macmillan, our Chief Commercial Officer, who previously spent 10 years at Heathrow as Chief Carbon and Strategy Officer; Eduardo Dominguez Puerta, our Chief Operating Officer, who previously served as the Chief Executive Officer of Airbus Urban Air Mobility leading all eVTOL-related efforts; and David King, our Chief Engineer, who previously served as the Chief Engineer of the AW609 at Leonardo. We believe that our management team is crucial to our success, including our ability to create proprietary systems and work closely with our strategic partners to bring what we believe will be an industry leading eVTOL aircraft to market.

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

Designed for Scalable Manufacturing

We are designing our aircraft with a focus on manufacturing and the fastest route to scale from day one. After receiving CAA and EASA certification, we anticipate rapid scaling as a result of the ecosystem we have built with the combination of our proprietary systems and strategic partnerships. We will be responsible for the overall manufacture and assembly of the aircraft and battery system and will leverage our industrial partnerships in order to deliver our aircraft as quickly as possible. Our strategy is to work with major aerospace suppliers to enable production ramp-up, which we believe will be a significant differentiator for us.

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

Our Focus on Sustainable Manufacturing and Safety

We plan to design our facilities and manufacturing processes to be efficient, safe and sustainable in order to minimize our carbon footprint and encourage us to be leaders in creating environmentally friendly manufacturing practices and aircraft. We have partnered with Syensqo and Leonardo, global leaders in composite materials in aerospace, to incorporate lightweight composite materials that allow our aircraft to be lighter, and therefore, more fuel efficient, while also providing a high-quality experience that exceeds that of metal parts.

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

We believe our low production costs and ability to rapidly scale production to meet customer demands will also help to drive our future OEM sales. Through our collaborative industrial partnerships with key component providers, we have strong confidence in our bottom-up component by component projected cost structure for the VX4. We have a number of certification and early production contracts signed and will negotiate future production contracts that include global aftermarket support and other services to support our production process. These cover an extensive proportion of the cost base of the aircraft and gives us strong certainty of what we can deliver in the future. Moreover, we believe our access through strategic partners to vast aerospace supply chains will allow us to rapidly increase production while maintaining our cost structure. Our strategic aerospace partners have the capabilities to manufacture at scale while meeting stringent aviation technical requirements, which gives us a competitive advantage against competitors with lower-specification automotive partnerships or start-up companies that have chosen to predominantly vertically integrate their manufacturing activities.

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

Government Regulation and Compliance

In the near term, our priorities include working with the CAA, EASA, the FAA, and other regulators such as JCAB and ANAC in connection with the certification and validation processes of VX4, and working on policy engagements with regulators, decision makers and communities within our key markets.

Certification Process

For a discussion of the design certification process, known as “type certification,” see “Our Business and Strategy—Focus on Certification” above.

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

Intellectual Property

Our success depends, in part, upon our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of intellectual property rights, such as patents, patent applications, designs, trademarks and copyrights, confidentiality to protect proprietary information, such as knowhow, expertise and trade secrets, and contracts, such as license agreements, confidentiality and non-disclosure agreements with third parties, employee and contractor disclosure and invention assignment agreements and other similar contractual rights. In particular, unpatented trade secrets in the fields of aerospace and automotive engineering are an important aspect of our business to ensure that our technology remains confidential. We also pursue patent protection when we believe we have developed a patentable invention and the benefits of obtaining a patent justify the expenditure and outweigh the risks of making the invention public through patent filings.

As of December 31, 2023, we have fourteen pending patent applications (four in the United Kingdom, four in the United States, four in Europe under the European Patent Convention, one in Japan and one in China) covering seven inventions. Three of the four United Kingdom patent applications may be extended into multiple other territories worldwide. The European patent applications, if granted, can be extended to protect the inventions in any European territory of interest. The territories will be selected based on a cost-benefit analysis. Our patent applications, all but three of which are in the public domain, relate to our vehicle configuration, propulsion systems, thermal management, and propeller arrangements.

We regularly review our development efforts to assess the existence and patentability of new inventions, and we will file additional patent applications when we determine it would benefit our business to do so.

Our Employees

As of December 31, 2023, we had 306 full-time employees, including one intern employee and 8 fixed term contract employees. We are actively recruiting new employees as we continue to scale our operations. Our hiring strategy has been to acquire top talent across various disciplines to help us to build our high-quality eVTOL aircraft. As a result, we have assembled what we believe to be a world-class engineering team with extensive experience in certification, aircraft design, systems integration, aerodynamics, noise, electric propulsion, batteries, lightweight composite structures, mechanical systems and manufacturing.

Our Competition

We believe that the primary sources of competition for our service are ground-based mobility solutions, other eVTOL developers/operators and local/regional incumbent aircraft charter services.

We believe the primary factors that will drive success in the AAM market include:

●	the performance of our eVTOL aircraft relative to both competitive eVTOL aircraft and traditional aircraft,
●	the ability to certify the aircraft and service operation in a timely manner,
●	the ability to manufacture efficiently at scale,
●	the ability to develop or otherwise capture the benefits of next generation technologies, and
●	the ability to deliver products and services to a high level of quality, reliability and safety.

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

C. Organizational Structure

The legal name of our company is Vertical Aerospace Ltd. and we are organized under the laws of the Cayman Islands as an exempted company. In connection with the Business Combination, VAGL and Broadstone became wholly-owned subsidiaries of Vertical. VAGL is a private limited company incorporated under the laws of England and Wales. We initiated a voluntary liquidation of Broadstone on February 14, 2023 which was dissolved on May 11, 2023 and removed from the Cayman Islands Companies Register.

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

Vertical Flight Test Centre

We have a dedicated flight test centre located at Cotswold Airport, Kemble, England, United Kingdom. Our facility in Kemble is comprised of two aircraft hangers and ancillary buildings. One is leased from a third party for a term of five years expiring in 2026, covering an aggregate of approximately 50,000 square feet, the other is leased from a third party for a term of two years expiring in 2025, covering an aggregate of approximately 6,000 square feet. Ancillary buildings used for office and workshop space, leased on a short term basis, provide an additional aggregate of approximately 5,000 square feet.

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

Additionally, as we continue to grow and expand, we will require specialist facilities for assembly, testing and production of our aircraft in the future.

Financing

We expect to continue to use cash, including the proceeds of the Business Combination, the PIPE Financing, SF Investment, Equity Subscription Line, Shelf Registration, Convertible Senior Secured Notes and other future financing to fund our continued expansion.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

You should read the following discussion of our operating and financial review and prospects in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“IASB”).

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this Annual Report. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those contained in any forward-looking statements.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2021 specifically as well as the year-over-year comparison of our 2022 financial performance to 2021 has been reported previously in our Annual Report on Form 20-F for the year ended December 31, 2022 filed on March 22, 2022 under Item 5. “Operating and Financial Review and Prospects.”

Overview

Our purpose is to revolutionize the way we travel in a more sustainable world. We are a global aerospace and technology company that is pioneering electric aviation, focused on designing, manufacturing and selling a zero operating emission eVTOL aircraft for use in the AAM market, using the most cutting-edge technology from the aerospace, automotive and energy industries.

Founded in 2016, we come from a deep aerospace and automotive mindset and have already designed, built and flown two sub-scale prototype eVTOL aircraft in 2018 and 2019. We are currently developing, and are progressing towards the certification of, our flagship eVTOL, the VX4. Our first full-scale VX4 prototype successfully concluded its remote thrustborne flight test campaign in August 2023. The assembly of our second full-scale VX4 prototype is underway. This more advanced prototype includes the majority of our strategic partners’ technology that we plan to incorporate into our final certification aircraft. We are targeting the VX4 to be capable of transporting a pilot and up to four passengers, traveling distances of up to 100 miles, and achieving cruise speeds of 150 mph, while producing minimal noise and zero operating emissions.

The VX4 aircraft is being designed around existing certifiable technology, as well as certain novel technology such as the batteries and powertrain. Collectively, our experienced team has previously certified and supported the development of over 30 aircraft and propulsion systems around the world. We are currently one of the only eVTOL designers and OEM actively pursuing certification from the CAA and EASA with a winged vehicle. We aim to have our aircraft certified to the same safety standards as commercial airlines, rather than the significantly lower standards to which similarly sized helicopters are currently certified. EASA has also confirmed that it will concurrently validate the CAA certification for the VX4, which means the certification and validation process will run simultaneously in both jurisdictions. Both regulators are using Special Conditions (SC)-VTOL as the basis for certification of new eVTOL aircraft. By achieving certification of our VX4 eVTOL aircraft from the CAA and EASA, we expect to leverage the work done with our home regulator to have the certification validated by other regulators where we intend to operate, including the FAA. In addition, during 2023, we also formally commenced certification efforts in Japan, following the JCAB acceptance of the VX4’s validation program.

In March 2023, the CAA issued an eVTOL DOA to our wholly-owned subsidiary, VAGL. UK and European aerospace companies cannot hold a type certificate without being granted a DOA. The DOA authorises VAGL to conduct design activities and issue design approvals within the DOA’s scope of approval.

We are developing a sophisticated eVTOL ecosystem that allows us to focus on providing a high-quality experience. Our in-house expertise covers design, certification, assembly and manufacture, pilot experience, end-user experience and base platform performance. We aim to be one of the leading eVTOL aircraft OEMs, selling globally certified eVTOL aircraft to a variety of customers, including, commercial airlines, aircraft leasing companies, business aviation, tourism groups, mobility platforms and existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers. We also believe there is a potential market to provide OEM sales to a variety of industries beyond traditional airline and helicopter customers, such as tourism, where there is an opportunity to replace existing transportation options like minibuses, and the cargo and logistics industry, where there is potential to partner with global logistics firms and large retail customers. There is a further opportunity to generate revenue from other sectors such as emergency services, as eVTOL aircraft can be used for emergency patient and supplies transport, particularly in densely populated areas or military logistics transport, among other potential uses. We plan to explore the potential development of versions of the VX4 for such scenarios. Our strategy is to forge partnerships in key markets with partners that have existing demand and are local trusted brands with market-specific knowledge. We believe that by partnering with such market players, we can extend their business models and build a market ecosystem that will allow us to expand our proposition over time. Our focus on system integration and establishment of an industrial supply chain is expected to enable rapid scaling of production of our aircraft.

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

Key Factors Affecting Operating Results

Commercialization

Our first full-scale VX4 prototype has now completed both ground tests as well as flight tests. Following a series of rigorous ground-based tests, including lift, vibration and propeller thrust, in September 2022, we began the first stages of a flight test campaign with this VX4 prototype under CAA approvals, which included a crewed tethered hover. We advanced our flight test activities, also under CAA approvals, successfully concluding a thrustborne flight test campaign (including lifting, hovering, flying and landing vertically, by the thrust of the aircraft’s propulsion system) in August 2023. The flight tests included numerous hovers, both tethered and untethered, as well as expanding the low-speed flight envelope with the VX4 prototype aircraft under remotely piloted conditions and powered by our proprietary battery systems.

We are now progressing the build of our second full-scale prototype VX4, and expect to conduct piloted test flights of this aircraft during the first half of 2024. It will incorporate learnings from tests conducted to date and advancements in our partners’ and our own in-house technology. The VX4’s flight test campaign will continue to progress towards the next stages in our flight test program, which we expect will include piloted flights at increasing altitudes and speeds and demonstration of the transition from vertical lift to horizontal forward flight. A third full-scale VX4 prototype is also planned to be built in the second half of 2024. This third prototype is expected to be identical to our second prototype, and we expect to accelerate our flight test program by having two flying assets.

We have deployed a sales strategy engaging in direct sales to operator customers and third-party distribution networks. Our salesforce has targeted prospects from a pool of over 5,000 airlines with ICAO codes worldwide that are seeking to capitalize on the growth of the AAM market. As part of this approach, we have entered into arrangements with several commercial partners for multiple pre-orders and pre-order options for our aircraft. Customers include American Airlines, Virgin Atlantic, Avolon, Bristow, Marubeni, Kakao Mobility, Iberojet, FLYINGGROUP as well as (through Avolon’s VX4 placements) Japan Airlines (JAL), Gol, Gözen Holdings and AirAsia. In January 2023, Marubeni made a pre-delivery payment to reserve delivery slots for the first 25 VX4 aircraft of its conditional pre-order of up to 200 aircraft. In addition, American Airlines has committed to pay a pre-delivery payment upon the satisfaction of certain conditions, including the entering into a master purchase agreement that will contain the final terms for the purchase of the aircraft, in exchange for our commitment to reserve delivery slots for the first 50 VX4 aircraft of American Airline’s conditional pre-order of up to 250 aircraft, with an option to purchase an additional 100 aircraft. All such pre-orders, options and commitments are not legally binding, are conditional and may be terminated without penalty at any time by either party and any pre-delivery payments may be fully refundable upon certain circumstances.

Development of the Advanced Air Mobility Market

We believe that deploying a new type of aerial mobility network in and between cities represents an extensive market opportunity that we expect to expand over time. We intend to seize on the untapped demand for getting into and out of city centers globally, as certain existing travel methods can be impractical, inconvenient or unaffordable. Our long-term financial performance ultimately depends on the demand for such short distance aerial transportation and the growth of the AAM market. We believe that we have a significant opportunity to meet this untapped demand in the AAM market. We, and the eVTOL sector more generally, seek to displace the current incumbents by taking market-share and/or benefitting from the incremental growth in demand.

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

Competition

We face immediate competition from other eVTOL manufacturers, suppliers and operators as well as ground-based mobility solutions and local and regional incumbent helicopter and aircraft charter services. While we expect to be one of the pioneering companies to market eVTOL aircraft, we expect this industry to be increasingly competitive, and it is possible that our competitors could launch in one or more markets ahead of us. Even if we are among the first to market, any anticipated advantages may not crystallize if new companies or existing aerospace companies launch competing solutions in the markets in which we intend to operate and/or if any of our competitors obtain large-scale capital investment to speedily scale up their distribution capability. Existing AAM operators may also take actions to protect their customer base, which could prevent us from gaining market share in markets in which we intend to operate. For a more comprehensive discussion, please see Item 3.D. “Risk Factors — Risks Related to Our Business and Industry” in this Annual Report.

Regulatory Landscape

We are, and will be, subject to significant regulation relating to aircraft safety and testing, accessibility, battery safety and testing and environmental regulation in the United Kingdom, European Union, the United States and other markets we intend to operate. These requirements create additional costs and possibly production delay in connection with design, testing and manufacturing of our aircraft. For more information, see Item 4.B. “Business Overview— Our Regulatory Strategy” and Item 3.D. “Risk Factors — Risks Related to Our Regulatory Environment” in this Annual Report.

Trends and Other Factors Affecting our Business

We are closely monitoring the possible impact that ongoing geopolitical conflicts (including the ongoing war between Russia and Ukraine and the conflicts in the Middle East) and tensions may have on the Company and any adverse effects they could have on our business and strategic plans. Although we do not believe that any ongoing geopolitical conflicts have had a direct impact upon us, we are continuing to monitor and evaluate if our design and development activities, regulatory certification processes and ability to maintain our current business relationships and contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of the VX4, could be adversely affected by such conflicts.

We also continue to closely monitor the possible effects of general economic factors, including the impact of inflation, on our business and planning. These factors have, and may continue to, put pressure on our costs for employees and materials and services we procure from our suppliers.

For additional information on risks posed by geopolitical conflicts and general economic factors, see “Item 3. D “Risk Factors.” of this Annual Report.

A. Operating Results

Components of Results of Operations

Revenue

We are currently in the research and development phase of our journey to commercialization of eVTOL technology. We have not generated any revenue from design, development, manufacturing, engineering, sale or distribution of our aircraft. No revenue was generated during the year ended December 31, 2023.

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

Administrative Expenses

Administrative expenses consist of the costs associated with employment of our non-engineering staff, including salary and benefits, the costs associated with our premises, and the depreciation of our fixed assets, including depreciation of “right of use” assets in relation to our leased property. We expect administrative expenses to increase as our overall activity levels increase due to an expanding property footprint, as well as additional levels of required resource in enabling functions to support our engineering activities. We also expect increases as we hire additional personnel and consultants to support our compliance with the applicable provisions of the Sarbanes Oxley Act and other SEC rules and regulations.

Administrative expenses also include share-based payment expenses in connection with the award and vesting of certain 2021 Incentive Plan and EMI options during the year ended December 31, 2023.

See note 7 to our consolidated financial statements included elsewhere in this Annual Report.

Related Party Administrative Expenses

Related party administrative expenses reflect costs from Imagination Industries Incubator Ltd. (“i3”), which is an entity controlled by Stephen Fitzpatrick, our majority shareholder and CEO. The nature of these costs is the provision of a limited number of flexible desk space at the United House in London.

Other Operating Income

Other operating income consists of government grants to support our development activities, as well as the research and development credit, related to United Kingdom research and development tax relief schemes.

Net finance income (net of finance costs)

Finance income and costs consist primarily of fair value movements on our convertible loan notes and warrants, interest calculated on lease liabilities, and both realized and unrealized foreign exchange movements caused by the fluctuation of exchange rates between the US Dollar, Euro, and any other currencies that are utilized in our operations.

Results of Operations

The following table sets forth the consolidated statements of operations in British pounds sterling and as a percentage of revenue for the periods presented.

	Year Ended December 31,
	2023	2022
	(in £ thousands)	(in £ thousands)	% Change
Revenue	—	—	—
Cost of sales	—	—	—
Gross profit	—	—	—
Research and development expenses	(65,373)	(49,129)	33%
Administrative expenses	(40,818)	(54,806)	(26)%
Related party administrative expenses	(83)	(83)	0%
Other operating income	4,326	5,911	(27)%
Operating loss	(101,948)	(98,107)	4%
Net finance income	19,341	3,732	418%
Related party finance costs	—	—	—
Total net finance income	19,341	3,732	418%
Loss before tax	(82,607)	(94,375)	(12)%
Income tax credit	22,661	—	n/a
Net loss	(59,946)	(94,375)	(36)%

For the years ended December 31, 2022 and 2023

Research and development expenses

Research and development expenses increased by £16,244 thousand, or33% from £49,129 thousand during the year ended December 31, 2022 to £65,373 during the year ended December 31, 2023.

This increase was primarily due to increased research and testing activity in relation to our aircraft, specifically in relation to the completion of our first VX4 prototype aircraft in addition to the subsequent design and commencement of build of our second VX4 prototype aircraft. This has resulted in additional expenditure being incurred with strategic partners as we seek to embed their industry-leading expertise within our prototype design. While our number of employees dedicated to research and development activity has decreased slightly from 222 to 217 individuals, we have continued to invest in high quality engineering expertise. We continue to invest in certain proprietary features of our aircraft, including our battery system and propeller design.

Administrative expenses

Administrative expenses decreased by £13,988 thousand, or 26% from £54,806 thousand during the year ended December 31, 2022 to £40,818 during the year ended December 31, 2023.

Share-based payment expenses, included within administrative expenses in relation to the EMI Option Agreements and the 2021 Incentive Plan, reduced by £14,373 thousand during the year ended December 31, 2023. This is due to a lower share price at the date of share awards during the year ended December 31, 2023 compared to the year ended December 31, 2022 in addition to the vesting profile of awards made in each respective year. Please see note 7 to our consolidated financial statements included elsewhere in this Annual Report for more information on administrative expenses.

Related party administrative expenses

Related party administrative expenses remained stable at £83 thousand during both the year ended December 31, 2022 and the year ended December 31, 2023. These charges relate to services provided by i3.

Other operating income

Other operating income decreased by £1,585 thousand, or 27% from £5,911 thousand during the year ended December 31, 2022 to £4,326 thousand during the year ended December 31, 2023.

Research and development tax relief claimed under the RDEC scheme decreased by £3,126 thousand, from £4,496 thousand for the year ended December 31, 2022 to £1,370 thousand for the year ended December 31, 2023. For the year ended December 31, 2023 the Company was also eligible for tax relief under the SME scheme and has claimed £22,661 thousand, reported within Income tax credit.

Income from government grants increased from £1,415 thousand during the year ended December 31, 2022 to £2,956 thousand during the year ended December 31, 2023. We continue to be eligible and in receipt of government grant funding from the United Kingdom's Aerospace Technology Institute and Innovate UK in relation to our proprietary battery technology. The receivable installments are recognized in other operating income as the matching sanctioned expenditure is incurred, with a retrospective claim process.

Finance income (net of finance costs)

Net finance income increased by £15,609 thousand, or 418% from £3,732 thousand during the year ended December 31, 2022 to £19,341 during the year ended December 31, 2023.

This reflects fair value gains relating to warrants and Convertible Senior Secured Notes in addition to the effect of foreign exchange movement as a result of the strengthening of British pounds sterling against the U.S. dollar. Please see note 8 to our consolidated financial statements included elsewhere in this Annual Report for more information.

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

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the December 31, 2023 reporting period and have not been early adopted by us and our subsidiaries. These standards are not expected to have a material impact on us in the current or future reporting periods or in connection with foreseeable future transactions. Please see note 2 to our consolidated financial statements included elsewhere in this Annual Report for more information.

B. Liquidity and Capital Resources

The functional currency of the Company is USD and the functional currency of VAGL is GBP. The financial statements are presented in GBP, which is the Company and VAGL’s presentation currency. Note that in this section certain narrative financial information is shown in GBP and other information is shown in USD; typically, this is because we have incurred the majority of our costs in the UK and in GBP, while we expect customer payments and any external funding to be raised in USD.

We have incurred net losses since inception and to date have not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of electric aircraft. Commensurate with being in the development phase of our journey to commercialization of the VX4, we have invested heavily in research to support the development of our aircraft. As of December 31, 2023, we had £48.7 million of cash and cash equivalents on hand. Subsequently, on March 13, 2024, we received $25 million of gross proceeds in cash in GBP converted based on the agreed exchange rate specified in the SF Investment Agreement in connection with the SF Investment, and subject to the conditions of the SF Investment Agreement, we expect to receive up to $25 million of additional gross proceeds in connection with the second tranche of the SF Investment in the third quarter of 2024. We maintain cash balances with financial institutions in excess of insured limits.

We have prepared a cash flow forecast and have considered our ability to continue as a going concern for the foreseeable future, being at least 12 months following the date of this filing. Within the next 12 months following the date of this filing, we expect our net cash outflows from operating activities to be approximately £70 million (after taking into account expected R&D tax receipts and grants of approximately £28 million), which will be used primarily to fund the creation and testing of prototype aircraft and to support the certification process. Our forecast is based on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect.

The SF Investment mentioned above is expected to extend our projected cash runway into the second quarter of 2025, providing the platform for further funding rounds. We will need to raise additional capital to fund our future operations and remain as a going concern, before we use all of our existing resources. There can be no assurance that we will be able to obtain additional funding on acceptable terms and thus have sufficient funds to meet our funding requirements. For example, the recent trend in our share price may limit our ability to raise additional capital without significantly diluting our current shareholders, as the conversion feature of our Convertible Senior Secured Notes would confer upon the Convertible Notes Senior Secured Investor an increased conversion rate in the event that we should conduct an equity capital raise at share prices at or similar to that at which our ordinary shares are currently trading. This may discourage investors from purchasing our ordinary shares in light of the heightened risk of significant dilution that would result if the conversion right were to be exercised. The timely completion of financing is important for our ability to deliver on our business plan and to continue as a going concern when we have exhausted our existing resources.

These factors indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern and therefore we may be unable to realize our assets and discharge our liabilities in the normal course of business. Please see to note 2 to our consolidated financial statements included elsewhere in this Annual Report for more information.

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

We received approximately $253 million in connection with the Business Combination, which after direct transaction costs included $94 million in proceeds from the PIPE Investment and $192 million from the Convertible Senior Secured Notes, which consummated substantially simultaneously with the Business Combination, net of transaction costs. In addition, as at December 31, 2023 we had received $8.5 million, and may, subject to demand in the market for our ordinary shares, receive up to approximately a further $87 million net of transaction costs in connection with and over the remainder of the three-year term of the Equity Subscription Line that commenced on August 5, 2022, which would further support our capital requirements towards our business milestones. see “Equity Subscription Line”. On March 13, 2024, we received $25 million of gross proceeds in GBP converted based on the agreed exchange rate specified in the SF Investment Agreement in connection with the SF Investment and, subject to the terms thereof, will receive up to an additional $25 million in the third quarter of 2024. We also intend to raise additional capital during 2024.

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

Until we generate sufficient operating cash flow to cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of government funding, plus equity and debt financing, as well as any pre-delivery payments to the extent realized, to fund any future capital needs. Funds raised through equity securities may result in dilution to our shareholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of ordinary shares. Additionally, if we raise funds by issuing debt securities, these debt securities may have rights, preferences, and privileges senior to those of preferred and common shareholders. The terms of debt securities or borrowings may impose significant restrictions on our operations. Adequate additional financing may not be available to us on acceptable terms, or at all. The capital markets have in the past, and may in the future, experience periods of upheaval and the availability and cost of equity and debt financing may be impacted by global macroeconomic conditions such as international political conflict, supply chain issues as well as rising inflation and interest rates. Further, the global economy, including credit and financial markets, has recently experienced extreme volatility and disruption, including severely diminished liquidity and credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Each of these factors has the potential to impact our liquidity and future funding requirements, including but not limited to, our ability to raise additional capital when needed and on acceptable terms, if at all. The duration of an economic slowdown is uncertain and the impact on our business is difficult to predict.

In recent periods, our principal use of cash has been funding our research and development activities and other personnel costs. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and amount of cash received from our customers, the expansion of sales and marketing activities and the timing and extent of spending to support our development efforts. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing we may not be able to raise such financing on acceptable terms or at all. If we are unable to raise additional capital or generate cash flows necessary to continue our research and development and invest in continued innovation, we may not be able to compete successfully or may need to scale back investments, which could materially impact our certification timeline, which would harm our business, results of operations, and financial condition. If adequate funds are not available, we may need to reconsider our expansion plans or limit our research and development activities, which could have a material adverse impact on our business prospects and results of operations.

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

Upon the occurrence of a Fundamental Change (as defined in the Indenture), then the Convertible Senior Secured Notes Investor has the right, at its option, to require us to repurchase for cash all or any portion of its Convertible Senior Secured Notes in principal amounts of $1,000 or an integral multiple thereof, at a fundamental change repurchase price equal to the principal amount of the Convertible Senior Secured Notes to be repurchased multiplied by any applicable fundamental change redemption multiplier as specified in the Indenture, plus accrued and unpaid interest on the Convertible Senior Secured Notes to be repurchased.

The Convertible Senior Secured Notes bear interest at the rate of 7.00% per annum if we elect to pay interest in cash or 9.00% per annum if we elect to pay interest in-kind, and interest is paid semi-annually in arrears. As of December 31, 2023, the Company elected to pay all incurred interest in-kind in an amount equal to $38,447 thousand. Upon the occurrence, and during the continuation, of an event of default, an additional 2.00% will be added to the stated interest rate. The Convertible Senior Secured Notes will mature on the fifth anniversary of issuance and will be redeemable at any time by us, in whole but not in part, for cash, at par plus, if redeemed before the second anniversary of issuance, certain make-whole premiums as specified in the indenture governing the Convertible Senior Secured Notes. The Convertible Senior Secured Notes Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto.

Equity Subscription Line

On August 5, 2022, we entered into the Purchase Agreement and Nomura Registration Rights Agreement with Nomura. Pursuant to the Purchase Agreement, we have the right to sell to Nomura up to $100 million in aggregate gross purchase price of our newly issued ordinary shares from time to time during the three-year term of the Purchase Agreement (the “Equity Subscription Line”). The purchase price of our ordinary shares that we elect to sell Nomura pursuant to the Purchase Agreement is determined by reference to the volume weighted average price of the ordinary shares (“VWAP”) during an applicable purchase period on the day of the applicable purchase date for which we have timely delivered written notice to Nomura directing it to purchase ordinary shares under the Purchase Agreement, less a fixed 4.25% discount to such VWAP. Sales of ordinary shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to Nomura under the Purchase Agreement. Pursuant to the Nomura Registration Rights Agreement, we filed a registration statement with the SEC registering 20 million ordinary shares of the Company to be sold to Nomura under the Purchase Agreement. As of December 31, 2023, we had sold approximately 1.1 million ordinary shares of the 20 million ordinary shares registered for resale under the Equity Subscription Line at a weighted average share price of $7.70, net of transaction costs.

Aerospace Technology Institute (“ATI”) Grant Funding Program

VAGL is the recipient of an ATI grant from the U.K. Government totaling up to £14.3 million from the U.K.’s announced aggregate investment of £113 million in hydrogen and all-electric flight technologies across all grant recipients. This grant is being drawn down in installments over the duration of the project, which is expected to continue through 2025. As of December 31, 2023, we have received approximately £1.1 million of the ATI grant. The grant is being used by the Company to develop a prototype propulsion battery system for aerospace applications, including as part of the Company’s eVTOL aircraft. Receipt of the grant follows the issuance by the applicable government agency of the formal grant offer letter and entry into by the Company of a collaboration agreement with a university partner, both of which events occurred in March 2023, and is also subject to the terms and conditions of the award set out in the grant offer letter (which include, among others, that the ATI funding will contribute only 50% of the Company’s eligible costs in connection with the prototype battery development).

VAGL is also the recipient of an ATI grant from the U.K. Government totaling approximately £8.1 million to research, design and develop the Company’s third-generation propellers and eVTOL aircraft propulsion system. VAGL is a member of a consortium comprised of the University of Glasgow, the University of Bristol, Cranfield University and Helitune. This grant is being drawn down in installments over the duration of the project, which is expected to continue for approximately three years. Receipt of the grant is subject to the terms and conditions of the award set out in the formal grant offer letter dated February 9, 2024, and signed by all parties as of February 16, 2024, which include, among others, that the ATI funding will contribute only 50% of the Company’s eligible costs in connection with the propeller development.

Shelf Registration Statement

On November 9, 2023, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, preferred shares, warrants, rights and units having an aggregate offering price of up to $180 million (the “Shelf Registration”). The Shelf Registration statement was declared effective by the SEC on November 16, 2023. To date, no securities have been sold under this shelf registration statement on Form F-3. As of the filing of this Annual Report, until such time as our non-affiliate public float exceeds $75 million, we will be limited in respect of the amount of funds we may raise through the issuance of securities under the Shelf Registration, which in any 12-month period may not exceed one-third of the aggregate market value of our ordinary shares held by non-affiliates of the Company, which limitation may change over time based on our share price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates.

SF Investment

On February 22, 2024 we entered into the SF Investment Agreement with Imagination Aero, a company wholly owned by Stephen Fitzpatrick, our majority shareholder, Chief Executive Officer and a member of our board of directors, pursuant to which Imagination Aero agreed to purchase, and we agreed to issue and sell to Imagination Aero, up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants, in each case at purchase prices specified in the SF Investment Agreement and subject to the terms and conditions set out in the SF Investment Agreement. In accordance with the SF Investment Agreement, on March 13, 2024, we received $25 million in gross proceeds in GBP converted based on the agreed exchange rate specified in the SF Investment Agreement in consideration for newly issued ordinary shares and SF Warrants and, in the third quarter of 2024, we will, subject to the terms of the SF Investment Agreement, receive up to an additional $25 million in consideration for additional newly issued ordinary shares.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Year Ended December 31,
	2023	2022

	(in £ thousands)
Net cash used in operating activities	(74,700)	(103,714)
Net cash from /(used) in investing activities	61,380	(62,957)
Net cash from financing activities	169	7,249

Net cash used in operating activities

Net cash used in operating activities decreased by £29,014 thousand, or 28%, from £103,714 thousand for the year ended December 31, 2022 to £74,700 thousand for the year ended December 31, 2023. This decrease was primarily due to increased receipts from research and development tax relief during the year.

Net cash from investing activities

Net cash from investing activities increased by £124,337 thousand, or 197%, from £62,957 thousand used in the year ended December 31, 2022 to £61,380 thousand generated during the year ended December 31, 2023. This increase was primarily due to the maturity of short-term deposits placed during the prior year.

Net cash from financing activities

Net cash from financing activities decreased by £7,080 thousand, or 98%, from £7,249 thousand for the year ended December 31, 2022 to £169 thousand for the year ended December 31, 2023. This decrease was primarily due to reduced proceeds from the Equity Subscription Line, which was not utilized during the year ended December 31, 2023.

Material Cash Requirements for Known Contractual and Other Obligations

We are a party to many contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of December 31, 2023, while others are considered future commitments. Our contractual obligations primarily consist of research and development expenditure incurred in the advancement of our aircraft program. For information regarding our lease obligations, refer to note 18, Leases to our consolidated financial statements included elsewhere in this Annual Report.

C.Research and Development, Patents and Licenses, etc.

For a discussion of our research and development policies, see “Research and Development” in note 7 to our consolidated financial statements included elsewhere in this Annual Report.

D.Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table presents information about our current executive officers, senior management members and board members, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Stephen Fitzpatrick	46	Chief Executive Officer and Board Member
Stuart Simpson	56	Chief Financial Officer
Other Senior Management
Michael Cervenka	48	Chief Technology Officer
Eduardo Dominguez Puerta	45	Chief Operating Officer
David King	58	Chief Engineer
Andrew Macmillan	49	Chief Commercial and Strategy Officer
Board Members
Michael Flewitt	61	Chairman
Kathy Cassidy	70	Board Member
Gur Kimchi	55	Board Member

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

Stuart Simpson has served as our Chief Financial Officer since September 2023. Prior to joining the Company, Mr. Simpson served as the Group Chief Financial Officer at Avast, a FTSE 100 company. Previously, Mr. Simpson held the roles of Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer at Royal Mail, also a FTSE 100 company. Mr. Simpson has a long history in the automotive industry, working for General Motors and Rolls-Royce and Bentley Motor Car Company.

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

Eduardo Dominguez Puerta has served as our Chief Operating Officer since April 2023 and has been on our management team since 2021. Prior to joining the Company, Mr. Dominguez Puerta spent 20 years at Airbus, where he was Chief Executive Officer of Airbus Urban Air Mobility and led all eVTOL-related efforts, from technologies to operations. Mr. Dominquez Puerta holds a Master’s degree in Mechanical Engineering from ICAI, Universidad Pontificia de Comillas.

David King has served as our Chief Engineer since February 2023. Prior to joining the Company, Mr. King spent thirty years in senior roles at Leonardo, Bell and Boeing. Mr. King’s last role at Leonardo was as Chief Engineer on the AW609, set to be the first new category aircraft to be certified in over 50 years. Mr. King was also Chief Engineer at Bell and launched its commercial helicopter design and certification project, the Bell 525. Mr. King holds a Bachelor of Science in Mechanical Engineering from Lehigh University and a Master of Science in Aeronautics & Astronautics from the Massachusetts Institute of Technology.

Andrew Macmillan has served as our Chief Strategy Officer since September 2021 and our Chief Strategy and Commercial Officer since April 2023. Prior to joining the Company, Mr. Macmillan was Chief Carbon and Strategy Officer at Heathrow Airport and worked in various regulatory, planning, operational and commercial roles for over a decade. Mr. Macmillan also worked with McKinsey and Company in London and Tokyo on infrastructure and transport in Europe, the Middle East and Asia. Mr. Macmillan holds a Bachelors degree from Hitotsubashi University, Japan, a Masters degree in Political Economy from the London School of Economics and an MBA from INSEAD.

Board Members

The following is a brief summary of the business experience of our non-executive board members.

Michael Flewitt has served as a member of our board of directors since July 2022 and as its chairman since August 2023. Mr. Flewitt previously served as the CEO of McLaren Automotive for eight years until October 2021 and was instrumental in driving McLaren Automotive’s growth to become one of the world’s leading luxury supercar brands. Prior to joining McLaren, Mr. Flewitt spent nine years at Ford as both Vice President, Manufacturing, Ford Europe, and Corporate Officer, Ford Motor Company. Before joining Ford, he held senior manufacturing and operations roles at TWR Group Limited, AutoNova AB (Volvo) and Rolls-Royce and Bentley Motor Cars Limited. Mr. Flewitt an alumnus of Salford University having qualified in Manufacturing and Mechanical Engineering in 1987, completed a post-graduate qualification in Management and Project Management in 1996 and received an Honorary Doctorate from University of Salford in 2017.

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

B.Compensation

Executive Officer and Board Member Compensation

Our policies with respect to the compensation of our executive officers are administered by our board of directors in consultation with our compensation committee (as described under “—C. Board Practices—Compensation Committee”). The compensation decisions regarding the Company’s executives are based on the Company’s need to retain those individuals who continue to perform at or above our expectations and to attract individuals with the skills necessary for us to achieve our business plan. We intend to be competitive with other similarly situated companies in the industry.

Equity-based compensation is, and is expected to be, an important foundation in executive compensation packages. We believe that equity-based compensation can be an important component of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executives.

In connection with his role as a member of our board of directors and as an executive officer, Stephen Fitzpatrick does not receive any compensation. In connection with his role as an executive officer, Mr. Simpson will receive a combination of cash and equity compensation, as was the same for his predecessors during 2023. Our compensation committee is charged with reviewing our executive officers’ cash and equity compensation to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies. In addition to the guidance provided by our compensation committee, we may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Michael Flewitt will receive a combination of cash and equity compensation for his services as a member and chairman of our board of directors. Kathy Cassidy and Gur Kimchi will also receive a combination of cash and equity compensation for their services as members of our board of directors. For the period in which he served as a member of our board of directors, Vincent Casey received cash compensation for such service. For the period in which he served as a member and chairman of our board of directors, Dómhnal Slattery received cash for such service. In addition, in connection with Mr. Slattery’s services as a member and chairman of our board of directors, the Company and Mr. Fitzpatrick entered into an option agreement with Mr. Slattery, pursuant to which Mr. Slattery received an option to require Mr. Fitzpatrick to sell and Mr. Slattery to purchase up to an aggregate of 1,175,000 ordinary shares of the Company, with an exercise price of $0.0001 per share, with the option to expire on January 25, 2029. On April 21, 2023, Mr. Slattery, Mr. Fitzpatrick and the Company entered into an option termination agreement (“Option Termination Agreement”), pursuant to which, as subsequently amended on August 2, 2023, they agreed to terminate the call option , for which consideration of an aggregate of $2.5 million was paid by Mr. Fitzpatrick to Mr. Slattery.

Our compensation committee will consider adopting formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and equity compensation, or among different forms of compensation.

For the fiscal year ended December 31, 2023, the aggregate cash compensation paid to the Company’s executive officers was £330 thousand and the aggregate cash compensation paid to the Company’s non-executive directors was £563 thousand (excluding the $2.5 million paid by Mr. Fitzpatrick to Mr. Slattery pursuant to the Option Termination Agreement). For grants of options to our executive officers and directors under our 2021 Incentive Award Plan and under the EMI Option Agreements, see “—Incentive Programs—EMI Option Agreements—Options Granted under the EMI Option Agreements,” and “—Incentive Programs—2021 Incentive Award Plan—Options Granted under the 2021 Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Authorized Shares. 21,656,655 ordinary shares were reserved for issuance pursuant to options granted under the EMI Option Agreements. To the extent that any options granted under the EMI Option Agreements would cause the individual limit specified in paragraph 5 or 6 of Schedule 5 ITEPA to be exceeded, the number of ordinary shares which exceeds the individual limit will form part of a nonqualifying stock option.

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

Options Granted Under the EMI Option Agreements

As of December 31, 2023, the following executive officers and directors of the Company had exercised their EMI Options as follows:

	Total		Number of
	Number of	Exercise	Options
Participant	Options exercised	Price	Outstanding
Vincent Casey(1)	5,886,794	$0.04	1,347,295
(1)

During the year ended December 31, 2021, Mr. Casey held share options granted over shares in VAGL. On March 15, 2022, Mr. Casey entered into an option agreement with the Company as a replacement option agreement for share options previously granted over shares in VAGL that were exchanged for options of equivalent value over ordinary shares in the Company. The share amounts and exercise price information have been adjusted and represent the replacement values. As of December 31, 2023, Mr. Casey held an option over 1,347,295 shares, which are subject to certain transfer and other restrictions as set forth in form of EMI Option Agreement attached as Exhibit 4.4 to this Annual Report.

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

Authorized Shares. Under the 2021 Incentive Plan, 12,427,964 ordinary shares were initially reserved for issuance pursuant to a variety of share-based compensation awards, including options, conditional awards, and phantom awards. The number of shares reserved for issuance under the 2021 Incentive Plan will automatically increase on January 1 of each calendar year from January 1, 2022 through January 1, 2032, by that number of shares equal to the lesser of (i) 5% of the shares of all of the classes of the Company’s ordinary shares outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (ii) such smaller number of shares as determined by the board of directors of the Company; provided, however that no more than 12,427,964 shares may be issued upon the exercise of incentive share options (“ISOs”). The sum of the grant date fair value of equity-based awards and the amount of any cash-based awards granted to a non-employee director during any calendar year shall not exceed $500,000. The shares covered by the 2021 Incentive Plan may be authorized but unissued shares, treasury shares or shares purchased in the open market.

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

Macron Awards. The 2021 Incentive Plan allows for the grant of nil-cost conditional share awards as French tax-advantaged “Macron” awards, but only to employees and officers of a French group member who is taxable in France and/or subject to the French social security regime. Macron awards will be designed in a manner intended to comply with the French Commercial Code (the “French Code”), and will be subject to specified restrictions contained in the Code.

Among such restrictions, the Macron awards must be granted for no consideration, and the Macron awards must be held for a period of at least 2 years in order to qualify for such tax treatment afforded under the French Code.

SIP Awards. The 2021 Incentive Plan allows for the grant of free shares and dividend shares as UK tax-advantaged “free share awards” and “dividend shares” (“SIP”), but only to UK resident taxpayer employees of a qualifying company. If the administrator elects to grant SIP awards, such awards will be designed in a manner intended to comply with the provisions of Schedule 2 to ITEPA and will be subject to specified restrictions contained in ITEPA.

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

Schemes of arrangement and winding up. Where a court sanctions a compromise or arrangement in connection with the acquisition of stock, or a voluntary liquidation of the Company commences, or an order is made for the winding up of the Company, awards will vest on such date as the board of directors determines unless otherwise determined by the board of directors. Such awards will vest:

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

Awards Granted Under the 2021 Incentive Plan

The following executive officers and directors of the Company held awards (both vested and unvested) as of December 31, 2023:

				Number of
	Total Number			Shares/Options
	of			Outstanding as of
Participant	Shares/Options	Grant Date	Vesting Date	12/31/2023
Kathy Cassidy	12,500	December 16, 2022	December 19, 2022	7,500
	17,960	October 30, 2023	October 31, 2023	10,776
	33,245	October 30, 2023	December 1, 2023	19,947
Mike Flewitt	6,250	December 16, 2022	December 19, 2022	6,250
	17,960	October 30, 2023	October 31, 2023	17,960
	33,245	October 30, 2023	December 31, 2023	33,245
Gur Kimchi	12,500	October 30, 2023	October 31, 2023	12,500
	17,960	October 30, 2023	October 31, 2023	17,960
	33,245	October 30, 2023	December 1, 2023	33,245
Stuart Simpson(1)	4,000,000	October 1, 2023	March 31, 2028	—
(1)	Vesting commences six months after the grant date and vests quarterly on a straight line basis until the options are fully vested. The options expire at the end of the day before the tenth anniversary of the grant date.

Recovery of Erroneously Awarded Compensation

In October 2023, the Company adopted a Recovery of Erroneously Awarded Compensation Policy requiring that in the event of an accounting restatement (due to the material noncompliance of the Company with any financial reporting requirement under securities laws) any compensation subject to the attainment of financial reporting measures received during the three fiscal years preceding such restatement must be recovered from current and former executive officers.

Insurance and Indemnification

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C.Board Practices

Board of Directors

Our Second Amended and Restated Memorandum and Articles of Association provide that the Board shall consist of up to seven directors (but not less than one director), unless increased or decreased from time to time by the directors or the Company in a general meeting. Our board of directors currently consists of four directors, three of whom, Kathy Cassidy, Gur Kimchi and Michael Flewitt, qualify as independent directors as defined in the NYSE listing requirements. Mr. Flewitt serves as the chairman of the board of directors.

Pursuant to our Second Amended and Restated Memorandum and Articles of Association, Stephen Fitzpatrick may propose the following number of individuals to sit on our board of directors (each an “Appointed Director” upon effectiveness of their appointment, with Mr. Fitzpatrick himself, so long as he remains a director, being considered an Appointed Director):

●	up to four directors (two of whom must qualify as independent directors), so long as he beneficially owns greater than 50.0% of the issued and outstanding ordinary shares;

●	up to three directors (one of whom must qualify as an independent director), so long as he beneficially owns greater than 36.7% of the issued and outstanding ordinary shares;
●	up to two directors, so long as he beneficially owns greater than 23.2% of the issued and outstanding ordinary shares; and
●	up to one director, so long as he beneficially owns greater than 10.0% of the issued and outstanding ordinary shares.

The nominating and corporate governance committee of the board of directors shall review each independent Appointed Director candidate proposed by Mr. Fitzpatrick for fitness and, if deemed fit for service, recommend the individual for election by a majority vote of the board of directors. If deemed fit by Mr. Fitzpatrick (applying, in good faith, the criteria established by the nominating and governance committee), non-independent Appointed Directors will be recommended by the nominated and governance committee for election by a majority vote of the board of directors.

Director positions other than for an Appointed Director (each such director, a “General Director”) may be filled by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the board of directors, or by ordinary resolution at a general meeting of our shareholders.

A director may be removed from office by a special resolution for cause at a general meeting of the shareholders, or by a special resolution where the board of directors makes a determination that removal of a director is in the best interests of the Company. Other than in respect of Appointed Directors who are independent directors, Mr. Fitzpatrick may remove any Appointed Director, with or without cause, by delivering notice to the Company.

Each director shall hold office until the expiration of his or her term, until his or her successor shall have been duly appointed (in respect of an Appointed Director) or duly elected and qualified (in respect of a General Director), or until his or her earlier death, resignation or removal.

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

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Second Amended and Restated Memorandum and Articles of Association or alternatively by shareholder approval at general meetings.

Audit Committee

The audit committee, which consists of Kathy Cassidy and Michael Flewitt, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Kathy Cassidy serves as chairman of the committee. Pursuant to our Second Amended and Restated Memorandum and Articles of Association, the audit committee shall comprise only independent directors. For as long as Mr. Fitzpatrick directly or indirectly holds greater than 50% of our ordinary shares issued and outstanding, Mr. Fitzpatrick may designate one Appointed Director who is also an independent director to serve on the audit committee until such time as Mr. Fitzpatrick requests that they be removed from the audit committee or replaced, or such Appointed Director resigns from the audit committee.

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

The audit committee is responsible for, among other things:

●	retaining and terminating our independent auditors;
●	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;
●	overseeing our accounting and financial reporting processes;
●	overseeing audits of financial statements;
●	preparing report with respect to the audited financial statements for inclusion in our annual reports;
●	reviewing with management and the independent auditor its annual audited financial statements prior to filing to the SEC;
●	assessing annually the independence of the auditor and the auditor’s internal quality control procedures;
●	discussing with the independent auditor any audit problems or difficulties and resolving disagreements between management and the independent auditor regarding financial reporting;
●	discussing our policies with respect to risk assessment and risk management;
●	establishing procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters; and
●	designing and implementing our internal audit function and overseeing the internal audit function after its establishment.

The audit committee meets at least once during each fiscal quarter. The audit committee meets separately, periodically, with management, with the independent auditor, with the personnel primarily responsible for the design and implementation of the internal controls, and with the internal auditor.

Compensation Committee

The compensation committee, which consists of Kathy Cassidy, assists the board in determining executive officer compensation. Kathy Cassidy serves as chairman of the committee. Pursuant to our Second Amended and Restated Memorandum and Articles of Association, the compensation committee shall comprise a majority of independent directors. For as long as Mr. Fitzpatrick directly or indirectly holds greater than 50% of our ordinary shares issued and outstanding, and subject to the foregoing, Mr. Fitzpatrick may designate one Appointed Director to serve on the compensation committee until such time as Mr. Fitzpatrick requests that they be removed from the compensation committee or replaced, or such Appointed Director resigns from the compensation committee.

The compensation committee is governed by a charter that is available on our investor relations website at investor.vertical-aerospace.com. The information contained on our website is not incorporated by reference in this Annual Report.

The compensation committee is responsible for, among other things:

●	identifying, reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluating the Chief Executive Officer’s performance in light of these objectives and goals;
●	reviewing and setting or making recommendations to the board of directors regarding compensation for our other executive officers;
●	reviewing and making recommending to the Board regarding director compensation;
●	reviewing and approving or making recommendations to the board of directors regarding our incentive compensation plans.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of Michael Flewitt, assists our board of directors in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. Michael Flewitt serves as chairman of the committee. Pursuant to our Second Amended and Restated Memorandum and Articles of Association, the nominating and corporate governance committee shall comprise a majority of independent directors. For as long as Mr. Fitzpatrick directly or indirectly holds greater than 50% of our ordinary shares issued and outstanding, and subject to the foregoing, Mr. Fitzpatrick may designate one Appointed Director to serve on the nominating and corporate governance committee until such time as Mr. Fitzpatrick requests that they be removed from the nominating and corporate governance committee or replaced, or such Appointed Director resigns from the nominating and corporate governance committee.

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

As of December 31, 2023, we had 306 employees, including one intern employee and 8 fixed term contract employees, reflecting a decrease from 330 employees as of December 31, 2022. The majority of our employees are based in the United Kingdom.

The table below sets out the number of employees by category:

As of December 31,
Department	2023
Production, supply chain and operations	22
Finance	12
Engineering (including Innovation management and research and development)	217
Commercial and Marketing	11
Other(1)	44
Total	306
(1)	Other includes IT, employees in our facilities (as described below), quality and human resources, among others.

The table below sets out the number of employees by location (country):

As of December
Country	31, 2023

UK	300
Singapore	1
France	4
Italy	1
Total	306

In line with industry standards in the country of employment, our employees maintain a range of relationships with union groups, although none of our employees are represented by a recognized labor union.

We have never experienced labor related work stoppages or strikes and believe that our relations with our employees are satisfactory.

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

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The Company was not required to prepare an accounting restatement during or after the last completed fiscal year.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of February 14, 2024 by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
●	each of our executive officers and our board of directors; and
●	all of our executive officers and our board of directors as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of February 14, 2024 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is Vertical Aerospace Ltd., Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Name of beneficial owner(1)	Number	%(2)
5% or Greater Shareholders
Mudrick Capital Management L.P. (3)	25,676,972	10.4%
American Airlines Inc.(4)	11,250,000	5.1%
Executive Officers and Board Members
Stephen Fitzpatrick	151,637,010	68.5%
Stuart Simpson(5)	235,294	*
Kathy Cassidy	38,223	*
Gur Kimchi	63,705	*
Michael Flewitt(5)	57,455	*
All executive officers and board members as a group (5 persons) (6)	152,031,687	68.6%
*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	Except as otherwise indicated, and subject to applicable community property laws, we believe based on the information provided to us that the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.
(2)	Percentage of outstanding shares is based on 221,249,244 of our ordinary shares, issued and outstanding as of February 14, 2024.

(3)	Based on information reported in a Schedule 13G/A filed on February 14, 2024 and other information known to the Company. Consists of: (a) 21,676,972 ordinary shares representing Convertible Senior Secured Notes Shares, and (b) the 4,000,000 ordinary shares issuable upon conversion of the Convertible Notes Warrants. The table above excludes 6,552,085 ordinary shares representing the maximum number of Convertible Senior Secured PIK Shares that may still be issuable to certain funds, investors, entities or accounts that are managed, sponsored or advised by Mudrick Capital Management, L.P. or its affiliates pursuant to the Convertible Senior Secured Subscription Agreement. Jason Mudrick is the founder, general partner and Chief Investment Officer of Mudrick Capital Management, L.P. Mr. Mudrick, through Mudrick Capital Management, L.P., is responsible for the voting and investment decisions relating to such Ordinary Shares. Each of the aforementioned entities and individuals disclaims beneficial ownership of the ordinary shares held of record by any other entity or individual explicitly named in this footnote except to the extent of such entity or individual’s pecuniary interest therein, if any. The address of each of the entities and individuals explicitly named in this footnote is c/o Mudrick Capital Management, L.P., 527 Madison Avenue, 6th Floor, New York, NY 10022.
(4)	Based on information reported in a Schedule 13G filed on December 21, 2021, American Airlines Inc. and American Airlines Group Inc. have shared voting and dispositive power over 11,250,000 of our ordinary shares. American Airlines Inc. is a wholly owned subsidiary of American Airlines Group Inc. As a result, American Airlines Group Inc. may be deemed to share beneficial ownership of the Shares held of record by American Airlines, Inc. The business address of both entities is 1 Skyview Drive, Fort Worth, Texas 76155.
(5)	Consists of options to purchase ordinary shares that are exercisable within 60 days of February 14, 2024.
(6)	Comprised of (i) 151,796,393 ordinary shares, and (ii) 298,999 ordinary shares underlying options that are exercisable within 60 days of February 14, 2024.

The table above does not include the ordinary shares represented by the Virgin Atlantic Commercial Warrant Shares, the American Commercial Warrant Shares, and the Avolon Commercial Warrant Shares because these securities are not exercisable within 60 days of February 14, 2024.

Furthermore, the table above does not take into consideration the following securities issued by the Company upon the closing of the initial investment under the SF Investment Agreement to Imagination Aero, a company wholly owned by Stephen Fitzpatrick, after February 14, 2024:

●	2,000,000 ordinary shares; and
●	50,000,000 SF Warrants, exercisable for 50,000,000 ordinary shares of the Company.

The inclusion of such securities would (i) increase the total shareholding and percentage of total outstanding ordinary shares beneficially owned by Stephen Fitzpatrick and (ii) reduce the percentage of total outstanding ordinary shares beneficially owned by all other beneficial owners named in the table.

Significant Changes in Ownership

To our knowledge, other than as disclosed above, our other filings with the SEC, public disclosure, including without limitation Schedule 13 filings, and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder, with a holding of 5% or greater, during the past three years.

Difference in Voting Rights

All of the Company’s ordinary shares have the same voting rights and no major shareholder of the Company has different voting rights.

Securities Held in the Host Country

Based on a review of the information provided to us by our transfer agent, as of December 31, 2023, there were 44 registered holders of our ordinary shares, 6 of which are United States registered holders (including Cede & Co., the nominee of the Depository Trust Company), holding approximately 23.15% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Arrangements for Change in Control

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.Related Party Transactions

The following is a description of our related party transactions since January 1, 2021.

Office Space Agreement with Imagination Industries Incubator Limited

VAGL entered into an office space agreement with i3 on January 1, 2022, pursuant to which i3 provides a dedicated number of desk space at the United House office in London to Vertical for £83 thousand per annum. i3 is indirectly owned by Mr. Fitzpatrick, our Chief Executive Officer, director and majority shareholder.

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

On January 21, 2024, we entered into a legally binding termsheet agreement (“Termsheet Agreement”) with Mr. Fitzpatrick in connection with the SF Investment. Subsequently, on February 22, 2024, as contemplated by the Termsheet Agreement,we entered into the SF Investment Agreement with Imagination Aero, a company wholly owned by Stephen Fitzpatrick, pursuant to which Imagination Aero agreed to purchase, and we agreed to issue and sell to Imagination Aero, up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants, in each case at purchase prices specified in the SF Investment Agreement and subject to the terms and conditions set out in the SF Investment Agreement.

In connection with the SF Investment, the Company executed the SF Warrant Instrument, dated as of the closing of the initial investment under the SF Investment, setting forth the terms and conditions of the 50,000,000 SF Warrants issued to Imagination Aero, a company wholly owned by Mr. Fitzpatrick, in accordance with the terms of the Investment Agreement.

In connection with the SF Investment, the Company and Imagination Aero, a company wholly owned by Mr.Fitzpatrick, entered into a Registration Right Agreement, dated as of the closing of the initial investment under the SF Investment Agreement, pursuant to which, subject to certain requirements and customary conditions, Imagination Aero may demand at any time or from time to time, that the Company file a registration statement with the U.S. Securities and Exchange Commission to register the ordinary shares issued and issuable pursuant to the SF Investment Agreement, and the ordinary shares issuable upon exercise of the SF Warrants issued pursuant to the SF Investment Agreement.

In connection with the SF Investment, the Company and Imagination Aero, a company wholly owned by Mr.Fitzpatrick, entered into a Lock-Up Agreement, dated as of the closing of the initial investment under the SF Investment Agreement, contains certain restrictions on transfer with respect to the ordinary shares issued and issuable pursuant to the SF Investment Agreement, beginning at the date of issuance and ending 180 days thereafter.

In connection with the SF Investment, our shareholders have approved amendments, effective as of March 13, 2024, as reflected in the Second Amended and Restated Memorandum and Articles of Association of the Company to, among other things:

●	grant Mr. Fitzpatrick director appointment rights for:

o	so long as Mr. Fitzpatrick directly or indirectly holds greater than 50.0% of the Company’s issued and outstanding ordinary shares, up to four directors (two of whom must qualify as independent directors),
o	so long as Mr. Fitzpatrick directly or indirectly holds greater than 36.7% of the Company’s issued and outstanding ordinary shares, up to three directors (one of whom must qualify as an independent director),
o	so long as Mr. Fitzpatrick directly or indirectly holds greater than 23.2% of the Company’s issued and outstanding ordinary shares, up to two directors, and
o	so long as Mr. Fitzpatrick directly or indirectly holds greater than 10.0% of the Company’s issued and outstanding ordinary shares, up to one director;
●	provide that Mr. Fitzpatrick may remove an director appointed by him, other than any independent director, by delivery of notice to the Company; and
●	provide that, so long as Mr. Fitzpatrick directly or indirectly holds greater than 50% of the Company’s issued and outstanding ordinary shares, he may designate up to one of the directors appointed by him to serve on each committee of the Company’s board of directors.

Pursuant to an SF Reserved Matters Letter Agreement between the Company and Mr. Fitzpatrick dated as of the closing of the initial investment under the SF Investment Agreement, entered into in connection with the SF Investment, the Company agreed, among other things, that:

●	so long as Mr. Fitzpatrick directly or indirectly holds greater than 10% of the Company’s issued and outstanding ordinary shares, the Company will not propose the adoption of any amendment to the Amended and Restated Memorandum and Articles of Association that would materially and adversely affect Mr. Fitzpatrick’s director appointment or removal rights pursuant to the Amended and Restated Memorandum and Articles of Association without his prior written consent,
●	so long as Mr. Fitzpatrick directly or indirectly holds greater than 25% of the Company’s issued and outstanding ordinary shares, the Company will not take any action to increase the maximum number of directors that can sit on the Company’s board of directors without his prior written consent, and
●	so long as Mr. Fitzpatrick directly or indirectly holds greater than 50% of the Company’s issued and outstanding ordinary shares, Mr. Fitzpatrick will have the right to veto any issuance by the Company of ordinary shares or other instruments that would reduce Mr. Fitzpatrick’s shareholding to less than 50.1% of the Company’s issued and outstanding shares immediately after such issuance (taking into account ordinary shares issuable upon exercise, exchange or conversion of any warrants, options, convertible notes or other similar instruments).

Relationship with OVO Group Ltd.

OVO Group Ltd. (“OVO”) is controlled by Mr. Fitzpatrick. Mr. Fitzpatrick, our Chief Executive Officer and a member of our board of directors, currently serves as the Group Chief Executive Officer of OVO, and Vincent Casey, our former Chief Financial Officer and former member of our board of directors, currently serves as the Chief Financial Officer of OVO. During 2021, we and OVO had an informal arrangement in which we received certain services from OVO, which primarily included sharing an office space in London. We did not pay any fees to OVO under this arrangement. The arrangement was terminated as of December 31, 2021.

PIPE Investment

The Company and Broadstone previously entered into Subscription Agreements with certain PIPE Investors (including Stephen Fitzpatrick and the Sponsor) pursuant to which, among other things, the PIPE Investors agreed to purchase on the Closing Date an aggregate of 9,400,000 ordinary shares at a price equal to $10.00 per share for an aggregate purchase price of $94,000,000 on the terms and subject to the conditions set forth therein (the “PIPE Financing”). The PIPE Financing closed concurrently with the Business Combination.

Registration Rights Agreement

At the closing of the Business Combination, the Company entered into the Registration Rights Agreement with, among others, Warrantholders, the Sponsor and the VAGL Shareholders (collectively, the “Holders”), pursuant to which, subject to certain requirements and customary conditions, the Holders may demand at any time or from time to time, that the Company file a registration statement with the SEC to register certain securities of the Company held by such Holders.

The VAGL Shareholders include Mr. Fitzpatrick our Chief Executive Officer, director and majority shareholder.

Lock-Up Agreements

At the closing of the Business Combination, each of the VAGL Shareholders and the Sponsor entered into lock-up agreements with the Company.

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

Convertible Senior Secured Notes

On October 26, 2021, we entered into the Convertible Senior Secured Notes Subscription Agreement with the Convertible Senior Secured Notes Investor, pursuant to which, concurrently with the consummation of the Business Combination, (i) the Convertible Senior Secured Notes Investor purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000,000 for an aggregate Purchase Price of $192,000,000, and the Company issued and sold to the Convertible Senior Secured Notes Investor the Convertible Senior Secured Notes in consideration for the payment of the Purchase Price, and (ii) the Company issued to the Convertible Senior Secured Notes Investor 4,000,000 Convertible Notes Warrants.

The Convertible Senior Secured Notes are initially convertible into up to 18,181,820 ordinary shares (excluding any interest, and subject to adjustments as provided in the Indenture) at an initial conversion rate of 90.9091 ordinary shares per $1,000 principal amount of Convertible Senior Secured Note, subject to adjustments to such rate as provided in the Indenture, at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes. In addition, pursuant to the Indenture, if we issue additional ordinary shares or additional securities convertible into ordinary shares at an average price per share (or in the case of convertible securities, the effective conversion price per share) (the “Issue Price”) lower than the last reported sale price of our ordinary shares on the issue date of the Convertible Senior Secured Notes, and if the number of additional ordinary shares (or the number of ordinary shares underlying any such additional convertible securities) in the aggregate (in one or a series of transactions) exceeds 2.5% of the number of outstanding ordinary shares as of the issue date of the Convertible Senior Secured Notes, then the conversion rate for the Convertible Senior Secured Notes will be increased to be equal to $1,000 divided by the Issue Price, subject to limited exceptions. If the Convertible Senior Secured Notes Investor elects to convert all of the Convertible Senior Secured Notes into ordinary shares, the Convertible Senior Secured Notes Investor will own more than 5% of our ordinary shares based on the current number of ordinary shares issued and outstanding.

Upon the occurrence of a Fundamental Change (as defined in the Indenture), then the Convertible Senior Secured Notes Investor has the right, at its option, to require us to repurchase for cash all or any portion of its Convertible Senior Secured Notes in principal amounts of $1,000 or an integral multiple thereof, at a fundamental change repurchase price equal to the principal amount of the Convertible Senior Secured Notes to be repurchased multiplied by any applicable fundamental change redemption multiplier as specified in the Indenture, plus accrued and unpaid interest on the Convertible Senior Secured Notes to be repurchased.

The Convertible Senior Secured Notes bears interest at the rate of 7.00% per annum if we elect to pay interest in cash or 9.00% per annum if we elect to pay interest in-kind, and interest is paid semi-annually in arrears. As of December 31, 2023, the Company elected to pay all incurred interest in-kind in an amount equal to $38,447 thousand. Upon the occurrence, and during the continuation, of an event of default, an additional 2.00% will be added to the stated interest rate. The Convertible Senior Secured Notes will mature on the fifth anniversary of issuance and will be redeemable at any time by us, in whole but not in part, for cash, at par plus, if redeemed before the second anniversary of issuance, certain make-whole premiums as specified in the indenture governing the Convertible Senior Secured Notes. Subject to the terms of the indenture governing the Convertible Senior Secured Notes, Broadstone and VAGL provided full and unconditional guarantees under the Convertible Senior Secured Notes upon consummation of the Business Combination. The Convertible Senior Secured Notes Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto.

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

In the year ended December 31, 2023, we did not declare or pay any dividends.

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

B.Memorandum and Articles of Association

A copy of our Amended and Restated Memorandum and Articles of Association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.10 to this Annual Report and is incorporated by reference into this Annual Report.

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

Material Cayman Islands Tax Considerations

The following discussion is a summary of the material Cayman Islands tax considerations relating to the purchase, ownership and disposition of our ordinary shares. There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to us will be received free of all Cayman Islands taxes. We have received an undertaking from the Government of the Cayman Islands to the effect that, for a period of twenty years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under the Company, or to the shareholders thereof, in respect of any such property or income.

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

The Company

It is the intention of the directors to conduct our affairs so that our central management and control is exercised in the U.K. As a result, we are expected to be treated as resident in the U.K. for U.K. tax purposes. Accordingly, we expect to be subject to U.K. taxation on our income and gains, except where an exemption applies.

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

All dividends received by a U.K. resident individual holder of ordinary shares from us or from other sources will form part of the holder’s total income for income tax purposes and will constitute the top slice of that income. For the tax year 2023/24, a nil rate of income tax will apply to the first £1,000 of taxable dividend income received by the holder of ordinary shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the total dividend income exceeds the £1,000 dividend allowance, the first £1,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band. The basic rate, higher rate and additional rates of dividend taxation will remain the same for the tax year 2024/25, however the nil rate band will reduce to £500.

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

Taxation of Capital Gains

U.K. Resident Holders of ordinary shares

A disposal or deemed disposal of ordinary shares by an individual or corporate holder of ordinary shares who is tax resident in the U.K. may, depending on the holder’s circumstances and subject to any available exemptions or reliefs (including any capital gains allowance), give rise to a chargeable gain or allowable loss for the purposes of U.K. taxation of chargeable gains.

Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of ordinary shares less the allowable cost to the holder of acquiring such ordinary shares.

The applicable tax rates for individual holders of ordinary shares realizing a gain on the disposal of ordinary shares for the tax year 2023/24 is, broadly, 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers. These rates have not changed for the tax year 2024/25. The applicable tax rates for corporate holders of ordinary shares realizing a gain on the disposal of ordinary shares for the tax year 2024/25 is, broadly, 25%.

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

Stamp duty will in principle be payable on any instrument of transfer of ordinary shares that is executed in the U.K. or that relates to any property situated, or to any matter or thing done or to be done, in the U.K. An exemption from stamp duty is available on an instrument transferring ordinary shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000.

Provided that ordinary shares are not registered in any register maintained in the U.K. by or on behalf of us and are not paired with any shares issued by a U.K. incorporated company, the issue or transfer of (or agreement to transfer) ordinary shares will not be subject to SDRT. We currently do not intend that any register of ordinary shares will be maintained in the U.K.

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

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	banks, insurance companies, and certain other financial institutions;
●	regulated investment companies and real estate investment trusts;
●	brokers, dealers or traders in securities;
●	traders in securities that elect to mark to market;
●	tax-exempt organizations or governmental organizations;
●	U.S. expatriates and former citizens or long-term residents of the United States;
●	persons holding our ordinary shares and/or Public Warrants as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares and/or Public Warrants being taken into account in an applicable financial statement;
●	persons that actually or constructively own 5% or more (by vote or value) of the outstanding issued ordinary shares;
●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	S corporations, partnerships or other entities or arrangements treated as partnerships or other flowthrough entities for U.S. federal income tax purposes (and investors therein);
●	U.S. Holders having a functional currency other than the U.S. dollar;
●	persons who hold or received our ordinary shares and/or Public Warrants, as the case may be, pursuant to the exercise of any employee share option or otherwise as compensation; and
●	tax-qualified retirement plans.

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

Passive Foreign Investment Company

We will be classified as a PFIC within the meaning of Section 1297 of the Code, for any taxable year if either: (1) at least 75% of the gross income of the Company is “passive income” for purposes of the PFIC rules, the so-called PFIC income test, or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income, the so-called PFIC asset test. For this purpose, we will be treated as owning the proportionate share of the assets, and earning the proportionate share of the income, of any other corporation in which we own, directly or indirectly, 25% or more measured by value of the stock. We are an early stage company and do not expect to realize revenue until our manufacturing operations are in production. Until we generate revenue, our PFIC status would largely depend on whether we earn non-passive income, such as government grants and research and development tax credits, and whether the amount of such non-passive income exceeds 25% of our gross income for the relevant taxable year. While not clear, taking into account our income, assets and market capitalization, we believe that we were not a PFIC for the taxable year that ended on December 31, 2023. Even after we start generating revenue, our PFIC status would depend on, among other things, the composition of the income, assets and operations of us and our subsidiaries and there can be no assurances that we will not be treated as a PFIC again in any future taxable year. In addition, the fluctuation in our market cap could affect the analysis under the PFIC asset test. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Effective as of March 13, 2024, the Company has modified materially its Amended and Restated Memorandum and Articles of Association defining the rights of holders of the Company’s ordinary shares to (i) provide for extraordinary general meetings for any purpose or purposes to be called at any time upon written request by shareholders holding greater than an aggregate of 10.0% of the Company’s issued and outstanding ordinary shares, and (ii) provide for a mandatory annual general meeting of the Company in each fiscal year, at which shareholders holding greater than an aggregate of 10.0% of the Company’s issued and outstanding ordinary shares can table items for the agenda upon proper notice to the Company. See “Item 10—Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders.

Item 15.Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023.

Based on the material weaknesses described below, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective. Notwithstanding the identified material weaknesses, our Chief Executive Officer and Chief Financial Officer have concluded that the consolidated financial statements included elsewhere in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the material weaknesses described below, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has concluded that, as of December 31, 2023, our internal control over financial reporting was not effective.

Previously Identified Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

As reported in our Annual Report on Form 20-F for the year ended December 31, 2022, we previously identified material weaknesses in our internal control over financial reporting, driven by the lack of a sufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience, which lead to our inability to:

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

Significant progress has been made to improve the design and implementation of our internal controls over a number of our financial reporting processes. However, remediation of the material weaknesses will require validation and testing of the operating effectiveness of the applicable remedial controls over a sustained period of financial reporting cycles. Management has not finalized the design of controls in certain processes nor completed sufficient testing of the operating effectiveness of internal controls. As such, these material weaknesses remain unremediated as of December 31, 2023.

Remediation Activities and Plans

During 2023, we have implemented, and will continue to identify and implement, appropriate steps to remediate the material weaknesses described above.

We have continued to supplement internal resources with additional external advice, which will continue to provide ongoing support in regard to complex accounting matters, valuation modelling, judgmental areas and changes in accounting standards. This includes appointing an independent internal audit function and executing an internal audit plan.

Regarding information technology general controls, we have further embedded our Enterprise Resource Planning system that was previously implemented during 2022. This included introducing inventory management and warehouse management functionalities. As our operations grow in size, scope and complexity, we will need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of similar complementary features and functionalities, while maintaining and improving the reliability and integrity of our systems and infrastructure.

During 2023, the Company made significant progress on many of its remedial actions surrounding the material weaknesses identified as of December 31, 2022. However, for many of these remedial actions, most importantly the new control activities, management has been unable to obtain sufficient assurance that these have been implemented and/or operating contemporaneously and continuously as of December 31, 2023, and therefore the material weaknesses were not fully remediated at year-end. The Company plans to refine the design of many of the controls and evaluate and monitor whether they are operating effectively during 2024.

Based upon the above evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness described above, our internal control over financial reporting was not effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies.”

Change in Internal Control Over Financial Reporting

Except for the remediation efforts described above taken to address the material weaknesses, there were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.[Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Kathy Cassidy, a member of our audit committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Ms. Cassidy is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Ms. Cassidy’s experience, see Item 6.A. “Directors, Senior Management and Employees—Executive Officers and Board Members.”

Item 16B. Code of Ethics

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers LLP (PCAOB ID 876) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2023 and 2022.

The table below sets out the total amount billed to us by PricewaterhouseCoopers LLP for services performed in the years ended December 31, 2023 and 2022, and breaks down these amounts by category of service:

	2023	2022
	£’000	£’000
Audit Fees	517	425
Audit Related Fees	282	282
Tax Fees	—	—
All Other Fees	—	—
Total	799	707

Audit Fees

Audit fees for the years ended December 31, 2023 and 2022 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related services provided in the years ended December 31, 2023 and 2022 related to periodic reports, other documents filed with the SEC, and comfort letters and consents issued in connection with securities offerings.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or the chairman thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or the chairman thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth the Company’s ordinary shares acquired by Stephen Fitzpatrick, an “affiliated purchaser” of the Company as defined in Rule 10b-18(a)(3) under the Exchange Act, during 2023 for his own account. As of December 31, 2023, Mr. Fitzpatrick acquired a total of 1,085,000 ordinary shares of the Company in open-market transactions using his personal funds.

			Total number of	Maximum Number (or
			Ordinary Shares	Approximate Dollar
		Average Price	Purchased as Part	Value) of Ordinary
	Total Number of	Paid per	of Publicly	Shares that May Yet Be
	Ordinary Shares	Ordinary	Announced Plans	Purchased Under the
Period	Purchased	Share[1]	or Programs	Plans or Programs
September 1, 2023 – September 30, 2023	1,085,000	£1.29	—	—
Total	1,085,000	£1.29	—	—

1 Excludes broker and transaction fees. The average price of our ordinary shares purchased on the NYSE was converted from U.S. dollars ($) to British pounds (£) using the closing exchange rate of the Bank of England as of September 30, 2023.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

We are a “foreign private issuer.” As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by the NYSE for domestic issuers. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted a written Insider Trading Compliance Policy governing the purchase, sale, and other dispositions of our securities by our directors, senior management and employees that are designed to promote compliance with applicable insider trading laws, rules and regulations in the United States and Cayman Islands, and the listing standards of the New York Stock Exchange. A copy of the Company’s Insider Trading Compliance Policy is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on ISO27001 – the international standard for information security management systems. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use ISO27001 as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

●Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, and our broader enterprise IT environment;
●A security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
●The use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
●Cybersecurity awareness training of our employees, and senior management;
●A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
●A third-party risk management process for service providers, suppliers, and vendors who have access to our critical systems and information.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Committee oversees management’s implementation of our cybersecurity risk management program.

The Audit Committee receives quarterly reports from management on our cybersecurity risks. In addition, management updates the Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our Finance & IT Director or external experts as part of the Board’s continuing education on topics that impact public companies.

Our management team, including CFO and Finance & IT Director, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes technology leadership roles at Airbus, Royal Mail, Vodafone and OVO Energy.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

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

Item 19.Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Second Amended and Restated Memorandum and Articles of Association of Vertical Aerospace Ltd.	6-K	001-41169	3.1	3/13/2024
2.1	Specimen Ordinary Share Certificate of Vertical Aerospace Ltd.	F-4	333-257785	4.2	7/9/2021
2.2	Warrant Agreement between Broadstone and Continental Stock Transfer & Trust Company, dated as of September 10, 2020.	F-4	333-257785	4.4	7/9/2021
2.3	Assignment, Assumption and Amendment Agreement (Warrant Agreement) dated December 15, 2021, between Vertical Aerospace Ltd. and Continental Stock Transfer & Trust Company, dated as of September 10, 2020.	20-F	001-41169	2.3	4/29/2022
2.4	Warrant Agreement between Mudrick Capital Management L.P. and Vertical Aerospace Ltd. dated as of October 26, 2021.	F-1	333-262207	4.8	1/18/2022
2.5	Indenture December 16, 2021, between Vertical, Broadstone as guarantor, VAGL as guarantor and U.S. Bank National Association as trustee and collateral agent for the Convertible Senior Secured Notes.	20-F	001-41169	2.5	4/29/2022
2.6	American Warrant Instrument dated December 16, 2021 and as amended on July 15, 2022, by and among Vertical, Broadstone, the Sponsor, Merger Sub, VAGL and other parties listed therein.	F-1	333-266643	4.6	8/8/2022
2.7	Avolon Warrant Instrument dated December 16, 2021, by and among Vertical, Broadstone, the Sponsor, Merger Sub, VAGL and other parties listed therein.	20-F	001-41169	4.8	4/29/2022
2.8	Virgin Atlantic Warrant Instrument, dated October 29, 2021, by and among Vertical, Broadstone, the Sponsor, Merger Sub, VAGL and other parties listed therein.	F-4	333-257785	10.20	11/1/2021
2.9†	SF Warrant Instrument, dated March 13, 2024.	6-K	001-41169	99.1	3/13/2024
2.10	Description of Securities					*
4.1	Registration Rights Agreement dated December 15, 2021, by and among Vertical, Sponsor, Broadstone and other parties as set forth therein.	20-F	001-41169	4.2	4/29/2022
4.2††	Amended and Restated Vertical Aerospace Ltd. 2021 Incentive Award Plan, dated as of January 27, 2023.	20-F	001-41169	4.3	3/22/2023
4.3††	Form of Vertical Aerospace Ltd. Replacement Enterprise Management Incentive Option Agreements.	S-8	333-263815	4.4	3/24/2022
4.4	Call Option Agreement dated December 16, 2021, by and among American and VAGL.	20-F	001-41169	4.12	4/29/2022
4.5	Avolon Partnership Agreement, dated March 16, 2021, between VAGL and Avolon Aerospace Leasing Limited.	F-4	333-257785	10.15	8/24/2021
4.6	Rent Deposit Deed, dated July 15, 2021, between Anthony Nigel Samson, VAGL and Imagination Industries Limited.	F-4	333-257785	10.16	8/24/2021
4.7	Licence to Assign, dated July 15, 2021, between Anthony Nigel Samson, Vertical, Imagination Industries Limited and VAGL.	F-4	333-257785	10.17	8/24/2021
4.8	Form of Indemnification and Advancement Agreement.	6-K	001-41169	10.1	12/16/2021
4.9††	Form of Director Appointment Letter.	F-1	333-262207	10.23	1/18/2022
4.10	Amended and Restated Share Purchase Agreement, dated September 22, 2022, between Vertical and Nomura Securities International, Inc.	20-F	001-41169	4.12	3/22/2023
4.11	Registration Rights Agreement, dated August 5, 2022, between Vertical and Nomura Securities International, Inc.	F-1	333-266643	10.19	8/8/2022
4.12	Legally Binding Termsheet, dated January 21, 2024, between Vertical and Stephen Fitzpatrick.	6-K	001-41169	99.1	1/22/2024
4.13†	Investment Agreement, dated February 22, 2024, between Vertical and Imagination Aero Investments Limited.	6-K	001-41169	99.1	2/23/2024
4.14	Registration Rights Agreement, dated March 13, 2024, between Vertical and Imagination Aero Investments Limited.	6-K	001-41169	99.3	3/13/2024
4.15†	Lock - Up Agreement, dated March 13, 2024, between Vertical and Imagination Aero Investments Limited.	6-K	001-41169	99.2	3/13/2024

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

4.16†	SF Reserved Matters Letter Agreement, dated March 13, 2024, between Vertical and Imagination Aero Investments.	6-K	001-41169	99.4	3/13/2024
8.1	List of Subsidiaries.					*
11.1	Insider Trading Policy					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.					*
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation					*
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).					*
*	Filed herewith.
**	Furnished herewith.
†	Certain personal information has been redacted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.
††	Indicates a management contract or compensatory plan.

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

Date: March 14, 2024

By:	/s/ Stephen Fitzpatrick
Name:	Stephen Fitzpatrick
Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vertical Aerospace Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Vertical Aerospace Ltd. and its subsidiaries (the “Group”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Group’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group is not currently generating revenue, since inception has incurred net losses and net cash outflows from operating activities, has a net shareholders’ deficit, will need to raise additional capital to fund its future operations, and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ PricewaterhouseCoopers LLP

Bristol, United Kingdom

March 14, 2024

We have served as the Group’s auditor since 2017.

Vertical Aerospace Ltd

Consolidated Statement of Comprehensive Income for the Years Ended December 31, 2023, December 31, 2022 and December 31, 2021

	Note	2023	2022	2021
		£ 000	£ 000	£ 000
Revenue	5	—	—	132
Cost of sales		—	—	(64)
Gross profit		—	—	68
Research and development expenses	7	(65,373)	(49,129)	(24,291)
Administrative expenses	7	(40,818)	(54,806)	(264,260)
Related party administrative expenses	7	(83)	(83)	(108)
Other operating income	6	4,326	5,911	11,352
Operating loss		(101,948)	(98,107)	(277,239)
Finance income		35,801	32,226	32,590
Finance costs		(16,460)	(28,494)	(92)
Related party finance costs		—	—	(483)
Net finance income/(costs)	8	19,341	3,732	32,015
Loss before tax		(82,607)	(94,375)	(245,224)
Income tax credit	10	22,661	—	—
Net loss for the period		(59,946)	(94,375)	(245,224)
Foreign exchange translation differences		(6,881)	8,450	(85)
Total comprehensive loss for the year		(66,827)	(85,925)	(245,309)
		£	£	£
Basic and diluted loss per share	9	(0.31)	(0.53)	(1.98)

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Items of other comprehensive income may be reclassified to profit or loss.

Vertical Aerospace Ltd

Consolidated Statement of Financial Position as at December 31, 2023 and December 31, 2022

		December 31,	December 31,
	Note	2023	2022
		£ 000	£ 000

Non-current assets
Property, plant and equipment	11	3,821	2,690
Right of use assets	12	2,453	3,121
Intangible assets	13	1,018	2,048
		7,292	7,859
Current assets
Trade and other receivables	15	26,413	18,864
Financial assets at amortized cost	14	—	59,886
Restricted cash	14	1,700	1,700
Cash and cash equivalents	14	48,680	62,927
		76,793	143,377
Total assets		84,085	151,236
Equity
Share capital	16	17	16
Other reserve	16	86,757	94,857
Share premium	16	257,704	257,197
Accumulated deficit		(394,257)	(344,752)
Total Shareholder's (deficit)/equity		(49,779)	7,318
Non-current liabilities
Lease liabilities	18	1,977	2,645
Provisions	19	256	365
Derivative financial liabilities	24	109,291	115,247
Trade and other payables	20	3,922	4,153
		115,446	122,410
Current liabilities
Lease liabilities	18	643	516
Warrant liabilities	21	907	4,961
Trade and other payables	20	16,868	16,031
		18,418	21,508
Total liabilities		133,864	143,918
Total equity and liabilities		84,085	151,236

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Consolidated Statement of Cash Flows for the Year Ended December 31, 2023, December 31, 2022 and December 31, 2021

	Note	2023	2022	2021
		£ 000	£ 000	£ 000
Cash flows from operating activities
Net loss for the period		(59,946)	(94,375)	(245,224)
Adjustments to cash flows from non-cash items
Depreciation and amortization	11,13	2,056	1,772	765
Depreciation on right of use assets	12	658	410	177
Finance (income)/costs	8	(19,341)	(3,174)	(32,498)
Related party finance costs	8	—	—	483
Share based payment transactions	7	8,816	23,189	101,608
Warrant expense	7	—	—	111,611
Net exchange differences		—	—	853
Goodwill impairment	13	—	1,473	—
Income tax credit	10	(22,661)	—	—
		(90,418)	(70,705)	(62,225)
Working capital adjustments
Decrease/(increase) in trade and other receivables	15	3,793	(6,206)	(9,126)
Increase/ (decrease) in trade and other payables	20	606	(26,803)	43,801
Income taxes received		11,319	—	—
Net cash flows used in operating activities		(74,700)	(103,714)	(27,550)
Cash flows from investing activities
Decrease/ (increase) in financial assets at amortized cost	14	59,669	(59,250)	—
Acquisitions of property plant and equipment	11	(2,102)	(1,436)	(790)
Acquisition of intangible assets	13	(159)	(571)	(2,565)
Rent guarantee deposits	14	—	(1,700)	—
Interest received		3,972	—	—
Deferred consideration proceeds		—	—	1
Net cash flows used in investing activities		61,380	(62,957)	(3,354)
Cash flows from financing activities
Proceeds from convertible loan notes	24	—	—	166,981
Proceeds from related party borrowings	27	—	—	2,945
Repayment of related party borrowings	27	—	—	(737)
Payments to lease creditors	18	(669)	(484)	(240)
Proceeds from related party investment	27	—	—	3,779
Cash acquired as part of Business Combination	7	—	—	4,728
Proceeds from PIPE		—	—	67,257
Proceeds from share issuance		838	7,733	—
Net cash flows generated from financing activities		169	7,249	244,713
Net (decrease)/increase in cash at bank		(13,151)	(159,422)	213,809
Cash at bank as at January 1		62,927	212,660	839
Effect of foreign exchange rate changes		(1,096)	9,689	(1,988)
Cash at bank as at December 31		48,680	62,927	212,660

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Consolidated Statement of Changes in Equity for the Year Ended December 31, 2023, December 31, 2022 and December 31, 2021

		Share	Share	Other	Accumulated
	Note	capital	premium	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2021		—	—	4,117	(5,055)	(938)
Loss for the year		—	—	—	(245,224)	(245,224)
Translation differences		—	—	(85)	—	(85)
Total comprehensive loss		—	—	(85)	(245,224)	(245,309)
Share based payment transactions		—	—	—	156	156
Share acquisition	16	16	—	50,724	—	50,740
PIPE investment	16	—	71,036	—	—	71,036
Capital reorganization	7	—	74,265	—	—	74,265
Issuance of warrants	21	—	103,053	8,558	—	111,611
At December 31, 2021		16	248,354	63,314	(250,123)	61,561

		Share	Share	Other	Accumulated
	Note	capital	premium	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2022		16	248,354	63,314	(250,123)	61,561
Loss for the year		—	—	—	(94,375)	(94,375)
Translation differences		—	—	8,450	—	8,450
Total comprehensive loss		—	—	8,450	(94,375)	(85,925)
Exercise of warrants and options	21	—	342	(276)	—	66
Reclassification of warrants	21	—	—	1,010	—	1,010
Share issuances under equity subscription line	16	—	7,734	—	—	7,734
Share based payment transactions	23	—	767	22,359	(254)	22,872
At December 31, 2022		16	257,197	94,857	(344,752)	7,318

		Share	Share	Other	Accumulated
	Note	capital	premium	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2023		16	257,197	94,857	(344,752)	7,318
Loss for the year		—	—	—	(59,946)	(59,946)
Translation differences		—	—	(6,881)	—	(6,881)
Total comprehensive loss		—	—	(6,881)	(59,946)	(66,827)
Exercise of options	21	1	796	—	—	797
Share based payment transactions	23	—	(289)	8,935	287	8,933
Transfer of reserves		—	—	(10,154)	10,154	—
At December 31, 2023		17	257,704	86,757	(394,257)	(49,779)

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023

1General information

Vertical Aerospace Ltd. (the “Company”, or the “Group” if together with its subsidiaries) is incorporated under the Companies Law (as amended) of the Cayman Islands. The address of its principal executive office is: Unit 1 Camwal Court, Bristol, United Kingdom. The Group’s main operations are in the United Kingdom and these financial statements are presented in Pounds Sterling and all values are rounded to the nearest thousand (£’000) except where otherwise indicated.

These financial statements were authorized for issue by the Board of Directors on March 12, 2024.

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

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the company’s accounting policies.

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

Certain amounts in prior year financial statements have been reclassified to conform to current year presentation.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

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

This Business Combination is accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, Broadstone is treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is treated as the equivalent of VAGL issuing shares at the closing of the Business Combination for the net assets of Broadstone as of the closing date, accompanied by a recapitalization.

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

The Group is currently in the research and development phase of its journey to commercialization of eVTOL technology. Commensurate with being in the development phase, the Group has invested heavily in research to support the development of its aircraft. The Group is not currently generating revenue and has incurred net losses and net cash outflows from operating activities since inception. As of December 31, 2023, the Group had £48.7 million of cash and cash equivalents on hand and a net shareholders’ deficit of £49.8 million. As at the date of this report, the Group had approximately £52 million of cash and cash equivalents on hand.

On February 22, 2024 the Company entered into the SF Investment Agreement with Imagination Aero Investments Limited (“Imagination Aero”), a company indirectly owned by Stephen Fitzpatrick, pursuant to which Imagination Aero agreed to purchase, and the Company agreed to issue and sell to Imagination Aero, up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants, in each case at purchase prices specified in the Investment Agreement. In accordance with the SF Investment Agreement, on March 13, 2024, the Company received $25 million in gross proceeds in consideration for newly issued ordinary shares and SF Warrants and, in the third quarter of 2024, the Company will, subject to the terms of the SF Investment Agreement, receive up to an additional $25 million in consideration for additional newly issued ordinary shares.

Within the next 12 months following the date of this Annual Report, management expects its net cash outflows from operations to be approximately £70 million (after taking into account expected R&D tax receipts and grants of approximately £28 million), which will be used primarily to fund the creation and testing of the prototype aircraft, and to support the certification process .

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

2Significant accounting policies (continued)

The aforementioned investment is expected to extend the Group’s projected cash runway into the second quarter of 2025, providing the platform for further funding rounds. The Convertible Senior Secured Notes require retention of $10 million cash to avoid a covenant breach, which if breached could result in the note holder seeking repayment of the notes or converting them into equity which could result in the holder taking control of the Group. The Group will need to raise additional capital to fund its future operations and remain as a going concern, before the Group uses all of its existing resources. Although the Group plans to raise additional funds over the course of the next twelve months, there can be no assurance that the Group will be able to obtain additional funding on acceptable terms and thus have sufficient funds to meet the Group’s funding requirements. As a result, the timely completion of financing is important for the Group’s ability to continue as a going concern when it has exhausted its existing resources.

The inability to obtain future funding could impact; the Group's financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its research and development programs, or being unable to continue operations or continue as a going concern. The dependency on raising additional capital indicates that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern and therefore the Group may be unable to realize the assets and discharge the liabilities in the normal course of business. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and do not include any adjustments that would result if the Group were unable to continue as a going concern.

Changes in accounting policy

The Group adopted the following amendments for the first time during the period commencing January 1, 2023:

●	IFRS 17, Insurance Contracts
●	Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8
●	Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction
●	Amendment to IAS 12 – international tax reform

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

No accounting standards and interpretations that have been published but not effective for periods ending December 31, 2023 have been early adopted by the Group or are expected to have a material impact on the Group.

Government grants

Government grants are recognized as Other operating income and are recognized in the period when the expense to which the grant relates is incurred. Grants are only recognized when there is a signed grant offer letter or equivalent from the government body and there is reasonable assurance that the Group will be able to satisfy all conditions of the grant.

Research and development tax relief

As a Group that carries out extensive research and development activities, the Group benefits from UK research and development tax reliefs. Qualifying expenditures largely comprise of R&D staff employment costs, R&D components, consumables, parts, tooling and outsourced contracting support for R&D activities and utilities costs. HM Revenue & Customs administers two such tax relief schemes: one aimed at small and medium-sized enterprises (SME); and the R&D expenditure credit scheme (RDEC), aimed at large companies and other companies that aren’t eligible for the SME relief.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

SME relief is recorded either as a reduction in its income tax liability or as a credit, whilst credits the Company receives under RDEC scheme claim are classed as taxable income.

2Significant accounting policies (continued)

Research and development expenses

Research expenditure is charged to profit or loss in the period in which it occurred.

Development expenditure is recognized as an intangible asset when it is probable that the project will generate future economic benefit, considering factors such as technological, commercial and regulatory feasibility. Other development expenditure is charged to profit or loss in the period in which it occurred.

Refer to note 3 Critical accounting judgments and key sources of estimation uncertainty for a discussion on the judgment of this classification.

The amounts included in research and development expenses include staff costs for staff working directly on research and development projects and for expenses directly attributable to a research project, excluding software costs.

Finance income and costs

Finance income and costs includes the fair value movement on publicly traded warrants and convertible loan notes. Finance costs includes interest payable and is recognized in profit or loss using the effective interest method. Interest income is recognized in profit or loss as it accrues, using the effective interest method.

Foreign currency transactions and balances

Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year - end exchange rates, are recognized in profit or loss. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences arising from the consolidation of subsidiaries whose functional currency differs to the presentational currency of the group are recorded within other comprehensive income.

The most important exchange rates that have been used in preparing the financial statements are:

Closing rate as at December 31, 2023: USD $1 = GBP £0.7845 (2022: £0.8306)

Average rate for the year ending December 31, 2023: USD $1 = GBP £0.8042 (2022: £0.8117)

Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated.

Tax

The tax expense for the period comprises current tax and deferred tax. Tax is recognized in profit or loss, except that a change attributable to an item of income or expense recognized as other comprehensive income is also recognized directly in other comprehensive income.

The current income tax charge is calculated based on tax rates and laws that have been enacted or substantively enacted by the reporting date in the countries where the company operates and generates taxable income.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

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

Depreciation

Depreciation is charged to write off the cost of assets over their estimated useful lives, as follows:

Asset class	Depreciation method and rate
Leasehold improvements	Straight line over term of lease
Office equipment	3 years straight line
Plant and machinery	5 years straight line
Vehicles	10 years straight line

Intangible assets

Intangible assets are carried at cost, less accumulated amortization and impairment losses.

Computer software licenses acquired for use within the Company are capitalized as an intangible asset on the basis of the costs incurred to acquire and bring to use the specific software.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

2Significant accounting policies (continued)

Amortization

Amortization is provided on intangible assets so as to write off the cost on a straight-line basis, less any estimated residual value, over their expected useful economic life as follows:

Asset class	Amortization method and rate
IT software	3 years straight line

Business combinations and goodwill

The purchase method is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values on the date of acquisition. The excess of the cost of acquisition over the fair value of the Group’s share of identifiable net assets, including intangible assets acquired, is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of net assets of the subsidiary acquired, the difference is recognized directly in profit or loss.

Goodwill is stated at cost, less any accumulated impairment losses. Goodwill is tested annually for impairment or when there are indicators of impairment.

Cash and cash equivalents

Cash at bank is held on deposit with financial institutions located within the United Kingdom and is immediately available. Management has assessed the financial institutions that hold the Company’s cash at bank to be financially sound, with minimal credit risk in existence. Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of placing deposits and are repayable with 24 hours’ notice with no loss of interest. The cash at bank excludes restricted cash deposits, which are subject to restrictions and are therefore not available for general use.

Restricted cash

The Company presents restricted cash as a separate line item on the balance sheet where this is relevant to an understanding of the Group’s financial position. Restricted cash refers to cash that is held by the Company for specific reasons and is, therefore, not available for immediate ordinary business use.

Short term deposits

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours’ notice with no loss of interest.

Trade and other receivables

Trade receivables are amounts due from customers for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are recognized initially at the transaction price. They are subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for the impairment of trade receivables is established using an expected credit loss model as per the Group’s accounting policy for the impairment of financial assets. Other receivables represent amounts due from parties who are not customers and are measured at amortized cost.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

2Significant accounting policies (continued)

Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade and other payables are recognized initially at the transaction price and subsequently measured at amortized cost using the effective interest method.

Borrowings

All borrowings are initially recorded at the amount of proceeds received, net of transaction costs. Borrowings are subsequently carried at amortized cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognized as a charge to profit or loss over the period of the relevant borrowing using the effective interest method.

Borrowings are classified as current liabilities unless the company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Provisions

Provisions are recognized when the company has a present obligation (legal or constructive) resulting from a past event, it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material.

Leases

Definition

A lease is a contract, or part of a contract, which conveys the right to use an asset or a physically distinct part of an asset (‘the underlying asset’) for a period of time in exchange for consideration. Further, the contract must convey the right to the company to control the asset or a physically distinct portion thereof. A contract is deemed to convey the right to control the underlying asset, if throughout the period of use, the company has the right to:

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

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

Right-of-use assets

The related right-of-use asset is accounted for using the cost model in IFRS 16 and depreciated and charged in accordance with the depreciation requirements of IAS 16 Property, Plant and Equipment as disclosed in the accounting policy for Property, Plant and Equipment. Adjustments are made to the carrying value of the right - of - use asset where the lease liability is re-measured in accordance with the above. Right of use assets are tested for impairment in accordance with IAS 36 Impairment of Assets as disclosed in the accounting policy in impairment.

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

Impairment (non-financial assets)

All assets are reviewed for impairment when there is an indicator of impairment. In addition, goodwill is reviewed for impairment at least annually. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

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

Employee Benefits

A defined contribution plan is a pension plan under which fixed contributions are paid into a separate entity and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as an employee benefit expense when they are due.

For defined contribution plans, contributions are paid into publicly or privately administered pension insurance plans on a mandatory or contractual basis. The contributions are recognized as an employee benefit expense when they are due.

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

Share based payments – Enterprise Management Incentive and 2021 Incentive Plan

The Company operates an equity-settled, share-based compensation plan, under which the entity receives services from employees as consideration for equity instruments (share options or shares). The fair value of the employee services received in exchange for the grant of the shares is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the shares granted:

- including any market performance conditions (for example, an entity’s share price);

- excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and

- including the impact of any non-vesting conditions.

Non-market performance and service conditions are included in the assumptions about the number of shares that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. In addition, in some circumstances employees may provide services in advance of the grant date and therefore, the grant date fair value is estimated for the purposes of recognizing the expense during the period between service commencement period and grant date.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

2Significant accounting policies (continued)

At the end of each reporting period, the Company revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

See note 23 for further details.

Other non-current share-based payments were made during 2021 as detailed within the significant accounting policy for the capital reorganization. Further information is included with the critical accounting judgments and key sources of estimation uncertainty.

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

Impairment of financial assets — expected credit losses (“ECL”)

All financial assets measured at amortized cost are required to be impaired at initial recognition in the amount of their expected credit loss (“ECL”), based on the difference between the contractual and expected cash flows.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

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

Warrant Liabilities

Public warrants are recognized as liabilities in accordance with IFRS 9 at fair value. The liabilities are subject to re-measurement at each balance sheet date until exercised. Private warrants linked to sales targets are recognized within equity as these satisfy the “fix to fix” criterion within IAS 32.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

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

3Critical accounting judgments and key sources of estimation uncertainty

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period.

The Company’s most significant estimates and judgments involve the valuation of the stock-based consideration, including the fair value of common stock and market-based restricted stock units, and the valuations of derivative liabilities including convertible loan notes.

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

Research and development

Capitalization of development costs

The business incurs a significant amount of research and development costs. The point in time at which the business begins capitalization of any project is a critical accounting judgment. The business assesses the technology readiness level of its research and development projects, along with the commercialization potential and guidance from the accounting standards to assess whether a particular development project should be capitalized or not.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

3Critical accounting judgements and key sources of estimation uncertainty (continued)

Costs for internally generated research and development are capitalized only if: the product or process is technically feasible; adequate resources are available to successfully complete the development; the benefits from the assets are demonstrated; the costs attributable to the projects are reliably measured; and an intention exists to produce and market or use the developed product or process and market relevance can be demonstrated.

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

Research and development tax relief

Research and development tax relief supports companies that work on innovative projects in science and technology. HM Revenue & Customs administers two such tax relief schemes: one aimed at small and medium-sized enterprises (SME); and the R&D expenditure credit scheme (RDEC), aimed at large companies and other companies that aren’t eligible for the SME relief. To qualify for tax relief the work must be part of a specific project to make an advance in science or technology. This definition is based on an international standard.

The activities must directly contribute to achieving this advance in science or technology through the resolution of scientific or technological uncertainty. Certain indirect activities related to the project are also qualifying where such activities form part of a project but do not directly contribute to the resolution of the scientific or technological uncertainty. An appropriate proportion of the staffing cost can be qualifying expenditure if the employee is only partly directly and actively involved in relevant research and development activity. Management have applied judgment in determining the proportion of research and development staff costs incurred on non-qualifying activities and the extent of administrative staff costs relating to qualifying indirect activities.

Share acquisition – business combination under common control

There is currently no guidance in IFRS on the accounting treatment for combinations among entities under common control. IAS 8 requires management, if there is no specifically applicable standard or interpretation, to develop a policy that is relevant to the decision-making needs of users and that is reliable.

During the year ended December 31, 2021, management made a judgment and applied a method broadly described as predecessor accounting. The principles of predecessor accounting are:

●	Assets and liabilities of the acquired entity are stated at predecessor carrying values. Fair value measurement is not required.
●	No new goodwill arises in predecessor accounting.
●	Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is included in equity.

The share acquisition of all the ordinary shares of VAGL during the year ended December 31, 2021 has been considered as a business combination under common control and resulted in VAGL's operations and all its net assets being recognized by the Company at their historical net book values.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

3Critical accounting judgements and key sources of estimation uncertainty (continued)

Share-based Payments

Modification of Incentive Programs

In relation to the 2021 Incentive Plan on December 19, 2023 and in relation to Enterprise Management Initiative (EMI) option agreements on March 15, 2022 the Company entered into option agreements with certain employees of the Group as replacement option agreements for share options previously granted over shares in the Company.

New equity instruments were granted to eligible employees and on the respective date of award, the Company identified the new option agreements granted as replacement option agreements for the respective option agreements cancelled. As such the granting of these replacement option agreements has been accounted for in the same way as a modification of the original grant of equity instruments.

It has been concluded that these modifications increased the fair value of the option agreements granted, measured immediately before and after the modification, and therefore the Company has subsequently included the incremental fair value granted in the measurement of the amount recognized for services received as consideration for the option agreements granted.

The incremental fair value granted is the difference between the fair value of the replacement option agreements and the net fair value of the cancelled option agreements, at the date the replacement equity instruments were granted – see note 23 for further details.

2021 Incentive Plan

During the year ended December 31, 2022 the Board of Directors adopted the “2021 Incentive Award Plan” in order to facilitate the grant of cash and equity incentives to employees. The share options were given to employees of VAGL in relation to shares in the Company. Under the scheme, the participants are granted options which only vest if the employee remains in employment with the company at the vesting date. Options are vested after the first anniversary of the grant date with 6.25% vesting quarterly until the options are fully vested. The “vesting period” is specified in IFRS 2 as the period during which all of the specified vesting conditions are to be satisfied in order for the employees to be entitled unconditionally to the equity instrument. The options expire at the end of the day before the tenth anniversary of the grant date. Management is required to use an appropriate pricing model to value the issue of equity to employees or those providing similar services.

Any charge to the profit and loss account is therefore a function of the chosen pricing model, which is based on a range of assumptions. The fair value of the equity instruments granted was derived using a Black-Scholes Model and based upon actual share price on grant date. Risk free rate has been determined based upon U.S. Government five-year treasury securities. Expected volatility was determined by the historical volatility of the Company since the completion of the business combination. An attrition rate has been determined based upon historical experience.

Business Combination

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

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

The valuation of the class Z-Shares considered the following substantive terms and features:

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

During the year ended December 31, 2021 an expense of £16,739 thousand was recognized based on the total fair value of the class Z-Shares issued to American over the total consideration received (£nil).

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

For detailed information on convertible loans and their embedded derivatives, a description of the valuation model and the input parameters, see note 24.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

5Revenue

The analysis of the Group’s revenue for the year is as follows:

	2023	2022	2021
	£ 000	£ 000	£ 000
Rendering of engineering consultancy services	—	—	132

All revenue relates to non-core ancillary consultancy services and was provided by Vertical Aerospace Engineering Limited, which was disposed of in October 2021.

6Other operating income

The analysis of the Group’s other operating income for the year is as follows:

	2023	2022	2021
	£ 000	£ 000	£ 000
Government grants	2,956	1,415	8,829
R&D tax relief	1,370	4,496	2,388
Other	—	—	135
	4,326	5,911	11,352

Government grants

Government grants relate to amounts receivable from the Aerospace Technology Institute (ATI) relating to the research and development of eVTOL technologies. The grant is made to fund research and development expenditure and is recognized in profit or loss in the period to which the expense it is intended to fund relates.

R&D tax relief

The Company receives R&D tax relief relating to the UK R&D expenditure credit (RDEC), which is reported within Other operating income. The Company also receives UK small and medium-sized enterprise (SME) R&D tax relief, which is reported within Income tax credit - see note 10 for further details.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

7Expenses by nature

Included within administrative expenses and research and development expenses are the following expenses.

	2023	2022	2021
	£ 000	£ 000	£ 000
Research and development staff costs	23,830	17,580	12,913
Research and development consultancy	16,193	18,004	4,678
Research and development components, parts and tooling	25,350	13,545	6,700
Total research and development expenses	65,373	49,129	24,291
Administrative staff costs	9,616	8,014	3,317
Share based payment expenses (note 23)	8,816	23,189	111,996
Warrant expenses	—	—	111,611
Consultancy costs	1,914	2,479	13,144
Legal and financial advisory costs	2,296	2,949	7,350
HR advisory and recruitment costs	968	2,089	2,150
IT hardware and software costs	6,314	4,348	1,506
Related party administrative expenses	83	83	108
Insurance expenses	2,110	2,698	195
Marketing costs	688	1,728	3,918
Other administrative expenses	3,512	2,042	1,105
Premises expenses	1,870	1,614	360
Depreciation expense	892	577	377
Amortization expense	1,164	1,195	387
Depreciation on right of use property assets	658	411	176
Goodwill impairment	—	1,473	—
Stamp Duty		—	6,669
Total administrative expenses	40,900	54,889	264,369
Total administrative & research and development expenses	106,274	104,018	288,660

Staff costs relate primarily to salary and salary - related expenses, including social security and pension contributions. Staff costs exclude share-based payments.

Share based payment expense primary relates to both R&D staff and administrative staff and includes the following:

	2023	2022	2021
	£ 000	£ 000	£ 000
Enterprise Management Incentive	732	7,858	156
2021 Incentive Plan	8,084	14,512	—
Issuance of Z-Shares to American	—	—	16,739
Capital reorganization	—	—	84,712
Issuance of shares to suppliers and partners	—	819	10,389
	8,816	23,189	111,996

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

7Expenses by nature (continued)

Also, during the year ended December 31, 2022 the Board of Directors adopted the “2021 Incentive Award Plan” in order to facilitate the grant of cash and equity incentives to employees.

The impact of both the modification of the EMI scheme and the adoption of the 2021 Incentive Aware Plan is reflected in these financial statements – see note 23 for further details.

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

	Business combination	Business combination does
	completes	not complete
	£’000	£’000
Fair value of Z-Shares as at June 10, 2021	21,984	2,558

The probability weighted calculation as at June 10, 2021 concluded that Business Combination was likely to be completed, giving a valuation of £16,739 thousand, recognized as an expense and within share premium of VAGL.

Capital reorganization

The difference in the fair value of the shares issued by the Company over the value of the net monetary assets of Broadstone represented a listing service, recognized as an expense upon consummation of the Business Combination.

2021
£’000
Market value of 9,203,984 ordinary shares ($10.68 per share)	74,265
Cash acquired	4,728
Warrants acquired (15,701,067 warrants at $1.04 per warrant)	(11,997)
Accounts payable acquired	(2,289)
Add net liabilities acquired	(9,558)
Foreign exchange differences	671
Charge for listing services	83,152

A total charge of £84,712 thousand was recognized, which also includes £1,572 thousand in relation to the issuance of private options to MWC.

Issuance of shares to suppliers and partners

Upon consummation of the Business Combination the Company recognized an expense of £10,389 thousand in relation to the issuance of shares to certain suppliers and partners for net proceeds below market value.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

8Finance income/(costs)

	2023	2022	2021
	£ 000	£ 000	£ 000
In-kind interest on convertible loan notes	(16,160)	(14,897)	—
Interest on loans from related parties	—	—	(483)
Interest expense on leases	(199)	(143)	(77)
Foreign exchange loss	—	(13,338)	—
Other	(101)	(116)	(15)
Total finance costs	(16,460)	(28,494)	(575)
Interest income on deposits	3,356	623	—
Foreign exchange gain	12,867	—	—
Fair value movements on convertible loan notes	15,705	25,723	25,761
Fair value movements on warrant liabilities	3,873	5,880	6,817
Other	—	—	12
Total finance income	35,801	32,226	32,590
Net finance income/(costs)	19,341	3,732	32,015

9Basic and diluted loss per share

Basic earnings per share, in this case a loss per share, is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the number of ordinary shares outstanding.

Because a net loss for all periods presented has been reported, the diluted loss per share is the same as basic loss per share. Therefore, all potentially dilutive common stock equivalents are anti-dilutive and have been excluded from the calculation of net loss per share.

The calculation of loss per share is based on the following data:

	2023	2022	2021
	£ 000	£ 000	£ 000
Net loss for the period	(59,946)	(94,375)	(245,224)
	£	£	£
Basic and diluted loss per share	(0.31)	(0.53)	(1.98)
	No. of shares	No. of shares	No. of shares
Weighted average issued shares	191,250,614	179,470,377	124,130,921

On February 22, 2024, the Company entered into the SF Investment Agreement with Imagination Aero, a company wholly owned by Stephen Fitzpatrick, pursuant to which Imagination Aero agreed to purchase, and the Company agreed to issue and sell to Imagination Aero, up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants, in each case at purchase prices specified in the Investment Agreement and subject to the terms and conditions set out in the SF Investment Agreement. This transaction would have changed significantly the number of ordinary shares or potential ordinary shares outstanding at the end of the period had this transaction occurred before the end of the reporting period.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

10Income tax credit

Tax credited /(charged) in profit or loss:

	2023	2022	2021
	£ 000	£ 000	£ 000
Current taxation
UK corporation tax	22,661	—	—

The tax on loss before tax for the year is the lower (2022: higher) than as the small profits rate of corporation tax in the UK of 19% (2022: 19%).

The differences are reconciled below:

	2023	2022	2021
	£ 000	£ 000	£ 000
Loss before tax	(82,607)	(94,375)	(245,224)
Corporation tax credit at standard rate	15,695	17,931	46,593
Decrease in tax credit from effect of expenses not deductible in determining taxable loss	(892)	(418)	(92)
Decrease in tax credit from tax losses for which no deferred tax asset was recognized	(14,804)	(17,513)	(46,501)
Research and development tax credit	22,661	—	—
Total income tax credit	22,661	—	—

From April 1, 2023 there is no longer a single corporation tax rate in the UK for non-ring fence profits. At the Spring Budget 2021, the UK Government announced that the corporation tax main rate for non-ring fence profits would increase to 25% for profits above £250 thousand. A small profits rate of 19% was also announced for companies with profits of £50 thousand or less.

Companies with profits between £50 thousand and £250 thousand will pay tax at the main rate, reduced by a marginal relief. This provides a gradual increase in the effective corporation tax rate.

No deferred tax assets or liabilities have been recognized as the Group has a surplus of UK tax losses which offset in the same jurisdiction as any deferred tax liabilities. A deferred tax asset for the surplus tax losses has not been recognized as the Group has not yet been profitable and therefore there is uncertainty over the availability of future taxable profits against which to utilize the tax losses.

Unused potential tax losses for which no deferred tax asset has been recognized as at December 31, 2023 were estimated as £116,000 thousand (2022: £92,000 thousand).

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

11Property, plant and equipment

	Plant and	Leasehold	Assets under	Office
	Machinery	improvements	construction	equipment	Vehicles	Total
	£ 000	£ 000	£ 000	£ 000	£ 000	£ 000
Cost or valuation
At January 1, 2022	—	1,530	—	1,069	—	2,599
Additions	25	1,199	—	212	—	1,436
Disposals	—	(13)	—	(68)	—	(81)
At December 31, 2022	25	2,716	—	1,213	—	3,954
Additions	442	653	612	275	120	2,102
Disposals	(2)	(22)	—	(351)	—	(375)
At December 31, 2023	465	3,347	612	1,137	120	5,681
Accumulated depreciation
At January 1, 2022	—	374	—	391	—	765
Charge for year	1	240	—	334	—	575
Depreciation on disposals	—	(13)	—	(63)	—	(76)
At December 31, 2022	1	601	—	662	—	1,264
Charge for the year	68	468	—	346	10	892
Depreciation on disposals	—	(10)	—	(286)	—	(296)
At December 31, 2023	69	1,059	—	722	10	1,860
Net book value
At December 31, 2023	396	2,288	612	415	110	3,821
At December 31, 2022	24	2,115	—	551	—	2,690

All property, plant and equipment is attributable to the UK.

12Right of use assets

Leasehold Property
£ 000
Cost or valuation
At January 1, 2022	2,529
Additions	1,562
At December 31, 2022	4,091
Additions	183
At December 31, 2023	4,274
Accumulated depreciation
At January 1, 2022	560
Charge for the year	410
At December 31, 2022	970
Charge for the year	658
Impairment	193
At December 31, 2023	1,821
Net book value
At December 31, 2023	2,453
At December 31, 2022	3,121

The right of use assets are leasehold properties in Bristol and Kemble, UK. Further information on the lease liabilities of these leases can be found in note 18.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

13Intangible assets

	Goodwill	IT software	Total
	£ 000	£ 000	£ 000
Cost or valuation
At January 1, 2022	1,473	3,480	4,953
Additions	—	571	571
Disposals	—	(135)	(135)
Impairment	(1,473)	—	(1,473)
At December 31, 2022	—	3,916	3,916
Additions	—	159	159
Disposals	—	(210)	(210)
At December 31, 2023	—	3,865	3,865
Accumulated amortization
At January 1, 2022	—	745	745
Amortization charge	—	1,195	1,195
Depreciation on disposals	—	(72)	(72)
At December 31, 2022	—	1,868	1,868
Amortization charge	—	1,164	1,164
Depreciation on disposals	—	(185)	(185)
At December 31, 2023	—	2,847	2,847
Net book value
At December 31, 2023	—	1,018	1,018
At December 31, 2022	—	2,048	2,048

The amortization charge of £1,164 thousand (2022: £1,195 thousand) is shown in Administrative expenses.

All intangible assets are attributable to the UK and IT software is third party software licenses, which includes perpetual licenses and implementation costs. The carrying amounts of the software was reviewed at the reporting date and management determined that there were no indicators of impairment.

Goodwill previously recognized on the acquisition of Vertical Advanced Engineering Ltd in July 2019 was fully impaired during the year ended December 31, 2022.

14Cash and cash equivalents

Restricted cash is deemed to be restricted by way of a rent guarantee, which the counterparty can call on in the event of default by the Company.

Current assets at amortized cost, reported as at December 31, 2022, relate to short term deposits. Such balances are presented as cash equivalents if they have a maturity of three months or less from the date of placing deposits and are repayable with 24 hours’ notice with no loss of interest.

All balances are held with financial institutions with a minimum rating of ‘A’.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

15Trade and other receivables

	December 31,	December 31,
	2023	2022
	£ 000	£ 000
R&D tax relief receivable	16,416	7,212
Government grants and VAT receivable	4,060	3,693
Prepayments	5,062	7,169
Other receivables	875	790
	26,413	18,864

Included within R&D tax relief receivable is £15,838 thousand for R&D tax relief claimed under the HMRC SME Scheme (2022: £nil) and £578k claimed under the HMRC RDEC scheme (2022: £7,212 thousand). Other receivables include the fair value of trade and other receivables classified as financial instruments are disclosed in note 25 Financial instruments. Expected credit losses were not significant in 2023 or 2022. The Group’s exposure to credit and market risks, including impairments and allowances for credit losses, relating to trade and other receivables is disclosed in note 26 Financial risk management and impairment of financial assets.

16Share capital and other reserves

Allotted, called up and fully paid shares

	December 31,		December 31,
	2023		2022
	No.	£	No.	£
Ordinary of $0.0001 each	221,249,244	16,681	214,211,021	15,952
	221,249,244	16,681	214,211,021	15,952

Ordinary shares have full voting rights, full dividend rights. The Company is authorized to issue 500,000,000 ordinary shares. During the period 7,038,223 ordinary shares were issued as shown below:

	Shares issued	Proceeds received	Premium arising
	No.	£000	£000
Exercise of EMI Options	5,649,197	796	796
Exercise of Nil-Cost Options	1,389,026	—	—
	7,038,223	796	796

In addition to the shares issued above, 1,673,219 options have been exercised as at December 31, 2023 for which ordinary shares are yet to be issued for a nominal value of $0.0001

During the year ended December 31, 2023 share premium increased by £796 thousand as a result of exercise of employee awarded share options. No proceeds remain outstanding as at December 31, 2023.

In December 2021 upon consummation of the Business Combination, 9,400,000 ordinary shares at $0.0001 par value were issued to PIPE investors at $10 per share giving rise to share premium of £71,036 thousand.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

16Share capital and other reserves (Continued)

Nature and purpose of other reserves

	December 31,	December 31,	December 31,
	2023	2022	2021
	£000	£000	£000
Share based payment reserve	21,140	22,359	—
Foreign currency translation reserve	1,484	8,365	(85)
Warrant reserve	9,292	9,292	8,558
Merger reserve	54,841	54,841	54,841
	86,757	94,857	63,314

The share-based payments reserve is used to recognize the grant date fair value of options issued to employees but not exercised. The translation reserve arises as a result of the retranslation of overseas subsidiaries and the Company's USD denominated balances in consolidated financial statements. The warrant reserve is used to recognize the fair value of warrants issued in exchange for a fixed amount of cash or another financial asset for a fixed number of the Company’s ordinary shares (‘fixed-for-fixed condition’). The merger reserve is used to reflect any difference between the consideration and the book value of net assets acquired as part of a business combination.

During 2021, and as part of the business combination, American exchanged its existing shareholding of 5,804 VAGL Z-Shares for 6,125,000 Ordinary Shares in the Company (£16,739 thousand). Additionally, convertible loans issued to Microsoft and Rocket Internet SE (totaling £25,000 thousand) and Stephen Fitzpatrick (£9,000 thousand) were converted into equity.

17Loans from related parties

	December 31,	December 31,
	2023	2022
	£ 000	£ 000
Current loans and borrowings
Loans from related parties	—	—

18Leases

The balance sheet shows the following amounts relating to lease liabilities:

	December 31,	December 31,
	2023	2022
	£ 000	£ 000
Long term lease liabilities	1,977	2,645
Current lease liabilities	643	516
Total lease liabilities	2,620	3,161

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

18Leases (Continued)

Lease liabilities maturity analysis

A maturity analysis of lease liabilities based on contractual undiscounted gross cash flow is reported below:

	December 31,	December 31,
	2023	2022
	£ 000	£ 000
Less than one year	760	668
Within 2 - 5 years	1,916	2,371
More than 5 years	496	895
Total lease liabilities (undiscounted)	3,172	3,934

Total cash outflows related to leases

Total cash outflows related to leases are presented in the table below:

	December 31,	December 31,
	2023	2022
Payment	£ 000	£ 000
Right of use assets	669	484
Low value leases	—	—
Short term leases	224	190
Total cash outflow	893	674

A reconciliation of the lease creditors is shown below:

£ 000
As at January 1, 2022	1,942
Additions	1,560
Interest element of payments to finance lease creditors	(142)
Principal element of payments to finance lease creditors	(342)
Interest expense of leases	143
As at December 31, 2022	3,161
Additions	182
Reversal of lease liability	(193)
Interest element of payments to finance lease creditors	(199)
Principal element of payments to finance lease creditors	(530)
Interest expense of leases	199
As at December 31, 2023	2,620

Lease creditors relate to property in Bristol and Kemble, UK. The cost, depreciation charge and carrying value for the right-of-use asset is disclosed in note 12 Right of use assets. The interest expense on lease liabilities is disclosed in note 8. Impairment refers to the exercise of contractually available lease break clauses.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

19Provisions

	Tax and social
	security	Dilapidations	Total
	£ 000	£ 000	£ 000
As at January 1, 2022	—	95	95
Additions	264	—	264
Unwinding of discount	—	6	6
As at December 31, 2022	264	101	365
Additions	76	—	76
Reversals	(192)	—	(192)
Unwinding of discount	—	7	7
As at December 31, 2023	148	108	256

The dilapidation provision was recognized as a result of the obligation to return the leased property in Bristol, UK to its original condition at the end of the lease which currently expires in 2028. The provision is recognized at amortized cost with discount unwind being recognized each year. The provision is expected to be utilized at the end of the lease period.

20Trade and other payables

Amounts falling due within one year:

	December 31,	December 31,
	2023	2022
	£ 000	£ 000
Trade payables	3,726	4,454
Accrued expenses	12,146	10,500
Amounts due to related parties	—	—
Social security and other taxes	981	857
Outstanding defined contribution pension costs	15	220
	16,868	16,031

Amounts falling due after more than one year:

	December 31,	December 31,
	2023	2022
	£ 000	£ 000
Deferred fees and charges	3,922	4,153

The Group’s exposure to market and liquidity risks, including maturity analysis, related to trade and other payables is disclosed in note 26 Financial risk management and impairment of financial assets.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

21Warrant liabilities

Warrants recorded as a liability

The following warrants are in issue but not exercised:

	December 31, 2023	December 31, 2022
	Number	Number
Public Warrants	15,264,935	15,264,935
Mudrick Warrants	4,000,000	4,000,000
Outstanding, end of period	19,264,935	19,264,935

Recorded as a liability, the following shows the change in fair value:

£ 000
January 1, 2022	10,730
Change in fair value recognized in profit or loss	(5,880)
Reclassification to equity	(1,010)
Foreign exchange movements	1,121
December 31, 2022	4,961
Change in fair value recognized in profit or loss	(3,873)
Foreign exchange movements	(181)
December 31, 2023	907

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

21Warrant liabilities (continued)

Public warrants may only be exercised for a whole number of shares. The public warrants will expire five years from the consummation of the Business Combination that closed on December 16, 2021, or earlier upon redemption or liquidation.

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

During the year ended December 31, 2022 a total of 2,000,000 warrants issued to MWC were reclassified to be recorded within equity.

Warrants recorded in reserves issued to Virgin, American and Avolon

On October 29, 2021, the Company entered into the Virgin Atlantic Warrant Instrument, which provides for a warrant over 2,625,000 ordinary Shares issued immediately after the Share Acquisition Closing. These warrants remain outstanding till date. These were valued at £8,558 thousand within other reserves on initial recognition.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

21Warrant liabilities (continued)

A contract asset has not been recognized as the customer has the ability to terminate the contract without penalty and the aircraft subject to the purchase order has not yet been certified, therefore during the year ended December 31, 2021 an expense has been recognized as shown below:

£'000
American (2,625,000 warrants)	21,186
Avolon (6,378,600 warrants)	51,481
Avolon commercial (3,765,000 warrants)	30,386
Virgin (2,625,000 warrants)	8,558
111,611

No instruments of a similar nature were issued during the year ended December 31, 2023.

22Pension and other schemes

Defined contribution pension scheme

The Group operates a defined contribution pension scheme. The pension cost charge for the year represents contributions payable by the Group to the scheme and amounted to £2,231 thousand (2022: £1,070 thousand). Contributions totaling £15 thousand (2022: £220 thousand) were payable to the scheme at the end of the year and are included in trade and other payables.

23Share-based payments

EMI Scheme

The movements in the number of EMI share options during the year were as follows:

	2023	2022
	Number	Number
Outstanding, start of period	21,011,084	19,670
Granted during the period	—	—
Grant arising due to scheme modification	—	23,213,933
Forfeited during the period	(1,621,848)	(1,576,948)
Exercised during the period	(7,686,919)	(645,571)
Outstanding, end of period	11,702,317	21,011,084

The EMI share options were all granted prior to December 31, 2021, after which no new grants were made.

The movements in the weighted average exercise price of share options during the year were as follows:

	2023	2022
	£	£
Outstanding, start of period	0.19	308.06
Granted during the period	—	—
Granted due to scheme modification	—	0.23
Forfeited during the period	0.24	0.83
Exercised during the period	0.10	0.11
Outstanding, end of period	0.25	0.19

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

23Share-based payments (continued)

The exercise price of share options granted during the prior period was based upon the modification of the scheme to reflect the revised capital structure of the Company.

Details of share options outstanding at the end of the year are as follows:

	31 December	31 December
	2023	2022
Weighted average exercise price (£)	0.25	0.19
Number of share options outstanding	11,702,317	21,011,084
Expected weighted average remaining vesting period (years)	1.78	2.14

The number of options which were exercisable at December 31, 2023 was 4,956,810 (2022: 11,317,247) with exercise prices ranging from £0.03 to £1.10.

The option pricing model used was a Black-Scholes Model and the main inputs are set out in the table below:

December 31,
2022
Average share price at date of grant (£)	5.07
Expected volatility (%)	50.00
Vesting period in years	2.75
Risk-free interest rate (%)	1.25

Given the lack of share price history, volatility was estimated with reference to other industry competitors, on a listed stock market, with a premium attached for various uncertainties.

The total expense recognized by the company during the year in respect of the EMI scheme was £732 thousand (2022: £7,858 thousand).

2021 Incentive Plan

Commencing October 1, 2022, employees in the Company were granted options in relation to shares issued by the Company. Under the scheme, participants are granted options which only vest if the employee remains in employment with the company at the vesting date. Such options typically vest from the first anniversary of the grant date, with 6.25% vesting quarterly until the options are fully vested. The options expire at the end of the day before the tenth anniversary of the grant date. The fair value of the equity instruments granted was derived using a Black-Scholes Model and based upon actual share price on grant date. The following inputs were used:

	December 31,	December 31,
	2023	2022
Average share price at date of grant (£)	0.95	7.77
Expected volatility (%)	89.58%	84.30%
Dividend yield (%)	-	—
Risk-free interest rate (%)	4.78%	4.09%

Expected volatility was determined by the historical volatility of the Company since the business combination.

The total expense recognized by the company during the year in respect of the 2021 Incentive Plan is £8,084 thousand (2022: £14,512 thousand).

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

23Share-based payments (continued)

The movements in the number of employee share options during the year were as follows:

	2023	2022
	Number	Number
Outstanding, start of period	4,355,669	—
Granted during the period	7,370,598	5,012,495
Forfeited during the period	(715,773)	(656,826)
Exercised during the period	(1,024,523)	—
Outstanding, end of period	9,985,971	4,355,669

The number of options outstanding as at the end of the period consists of 8,821,470 nil cost options, 1,145,983 Company Share Option Plan (CSOP) options and 18,518 cost stock options.

The movements in the weighted average exercise price of CSOP options during the year were as follows:

	2023	2022
	£	£
Outstanding, start of period	6.63	—
Granted during the period	0.98	6.63
Forfeited during the period	6.42	6.63
Outstanding, end of period	0.98	6.63

During the year the CSOP options granted during the year ended December 31, 2022 were modified by the Company through the issuance of replacement awards that reduced the participants respective exercise price from £6.63 to £0.98. No additional awards were awarded to scheme participants and no changes to the vesting conditions were made. The Company has accounted for the incremental fair value of these replacement awards, determined using a Black-Scholes Model, in addition to the grant-date fair value of the original award. The main inputs are set out in the table below.

December 31,
2023
Average share price at date of grant (£)	0.62
Expected volatility (%)	90.00
Dividend yield (%)	—
Vesting period in years	2.63
Risk-free interest rate (%)	4.80

Expected volatility was determined by the historical volatility of the Company since the business combination. The incremental fair value expense recognized by the company as a result of the modification is £119 thousand.

Details of share options outstanding at the end of the year were as follows:

	31 December	31 December
	2023	2022
Weighted average exercise price (£)	0.12	1.44
Number of share options outstanding	9,985,971	4,355,669
Expected weighted average remaining vesting period (years)	3.30	3.20

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

24Derivative financial liabilities

During 2021, the Group raised a total of £166,981 thousand, consisting of £25,000 thousand additional convertible loan notes issued to Microsoft Corporation and Rocket Internet SE, which were converted to equity during the year, and £141,981 thousand to Mudrick Capital Management L.P. through the issuance of Convertible Senior Secured Notes.

Convertible Senior Secured Notes consists of the following:

Mudrick
£ 000
As at January 1, 2023	115,247
Fair value movements	(15,705)
In-kind interest paid	16,160
Foreign exchange movements	(6,411)
As at December 31, 2023	109,291

On December 15, 2021 Mudrick purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000 thousand for an aggregate purchase price of $192,000 (the “Purchase Price”).

The Convertible Senior Secured Notes are initially convertible into up to 18,181,820 ordinary shares at an initial conversion rate of 90.9091 ordinary shares per $1,000 principal amount subject to adjustments to such rate as provided in the Indenture governing the Convertible Senior Secured Notes.

Upon the occurrence of a Fundamental Change, Mudrick has the right, at its option, to require the Company to repurchase for cash all or any portion of its Convertible Senior Secured Notes in principal amounts of $1,000, at a fundamental change repurchase price equal to the principal amount to be repurchased.

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

A number of covenants exist in relation to the Company’s obligations with regard to payment of notes and interest; furnishing the trustee with exchange act reports; compliance with Section 13 or 15(d) of the Exchange Act; provision of an annual compliance certificate; relinquishing of the benefit or advantage of, any stay, extension or usury law; acquisition of notes by the Company; permitting any Company subsidiaries to become liable for the notes; limitation on liens securing indebtedness; limitation on asset sales; limitation on transactions with affiliates; limitation on restricted payments; retention of $10 million cash; guarantors; and material IP. No breaches have been identified during the year. Accordingly, cash at bank includes £7,845 thousand subject to the above covenant as at December 31, 2023.

In accordance with IFRS 9, this is treated as a hybrid instrument and is designated in entirety as fair value through profit or loss. Therefore, upon initial recognition the Company has not separated the convertible loan into a host liability component (accounted for at amortized cost) and the derivative liability components (accounted for at fair value through profit or loss). The valuation methods and assumptions are shown in note 25.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

25Financial instruments

Financial assets at amortized cost

	Carrying value		Fair value
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
	£ 000	£ 000	£ 000	£ 000
Cash and cash equivalents	48,680	62,927	48,680	62,927
Short term deposits	—	59,886	—	59,886
Trade and other receivables	21,351	11,695	21,351	11,695
Restricted cash	1,700	1,700	1,700	1,700
	71,731	136,208	71,731	136,208

The fair value of financial assets is based on the expectation of recovery of balances. All balances are expected to be received in full. Trade and other receivables have been categorized in level 2 of the fair value hierarchy. All other balances have been recognized in level 1 of the fair value hierarchy.

Financial liabilities at amortized cost:

	Carrying Value		Fair Value
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
	£ 000	£ 000	£ 000	£ 000
Trade and other payables	19,794	19,107	19,794	19,107
Lease liabilities	2,620	3,161	2,620	3,161
	22,414	22,268	22,414	22,268

All balances have been recognized in level 2 of the fair value hierarchy.

Financial liabilities at fair value through profit or loss:

	Carrying Value		Fair Value
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
	£ 000	£ 000	£ 000	£ 000
Convertible Senior Secured Notes	109,291	115,247	109,291	115,247
Warrant liabilities	907	4,961	907	4,961
	110,198	120,208	110,198	120,208

Warrants are traded in an active market and are therefore categorized in level 1 of the fair value hierarchy (see note 21). Convertible Senior Secured Notes (both host contract and embedded derivative) are categorized in level 3 of the fair value hierarchy (see note 24).

Valuation methods and assumptions

Financial liabilities at amortized cost

The fair value of trade and other payables is estimated as the present value of future cash flows, discounted at the market rate of interest at the balance sheet date if the effect is material. Due to their short maturities, the fair value of the trade and other payables approximates their book value.

The total interest expense for financial liabilities not held at fair value through profit or loss is £199 thousand (2022: £143 thousand).

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

25Financial instruments (continued)

Financial liabilities at fair value through profit or loss

The fair value of the Convertible Senior Secured Notes has been estimated using an option pricing model, in accordance with the International Valuation Standards definition of “market value”.

The Convertible Notes, which have a five-year term from the date of issuance on December 16, 2021, have a payment-in-kind interest rate of 9.0% (compounding semi-annually), or a cash interest rate of 7.0% (paid semi-annually).

The holder of the Convertible Notes may convert them into ordinary shares in the Company at any time at a conversion ratio of 90.9091 per $1,000 principal amount as at December 31, 2023 (any payment-in-kind accrual converts at the same ratio).

Option pricing therefore has been utilized to calculate the probability that these options will be in the money, at expiration and assign a dollar value to it. The underlying share price of the Company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into the model to derive the option's theoretical fair value.

Company specific inputs include the expected probability and timing of future equity financing, in addition to the probability and timing of a future fundamental change.

As of December 31, 2023 an estimated a fair value of £109,291 thousand (2022: £115,247 thousand) was calculated for the convertible note based on the following valuation inputs:

	December 31,	December 31,
	2022	2023
Interest rate (%)	9.0	9.0
Credit spread (%)	27.50	26.38
Expected life (years)	3.0	4.0
Risk-free rate (%)	4.0	4.1
Dividend yield (%)	—	—
Volatility (%)	90.0	65.0

Credit spread was selected such that the fair value of the Convertible Notes reconciles to the total purchase price of $192.0 million based upon the arms' length transaction closing as of December 15, 2021. Risk-free rate is based on the interest rate on US government debt with a three to five-year term. Volatility is based upon a reduction on the historical ordinary share volatility rate as operations develop and mature. Historical share price volatility of comparable companies with a three-month to four-year terms have also been considered.

Had the stock price traded higher, or higher volatility been assumed then this would have resulted in a higher fair value being attributed to the instrument. An increase in the interest rate, risk - free rate or credit spread applied would result in a reduction in the fair value being attributed to the instrument. A 5-percentage point (or 20%) reduction in credit spread would result in an increase in the fair value of the instrument by approximately £15m.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

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

Restricted cash as at December 31, 2023 includes £1,700 thousand (2022: £1,700 thousand) in relation to rent guarantees. Included in Cash at bank is £7,845 thousand (2022: £8,306 thousand) that is deemed to contain certain restrictions in order to satisfy certain covenants as at December 31, 2023. Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours’ notice with no loss of interest.

The carrying amount of financial assets represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was £872 thousand (2022: £790 thousand) being the total of the carrying amount of financial assets excluding cash, which includes trade receivables and other receivables. All the receivables are with parties in the UK.

The allowance account of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts considered irrecoverable are written off against the trade receivables directly. The Group provides for impairment losses based on estimated irrecoverable amounts determined by reference to specific circumstances and the experience of management of debtor default in the industry. On that basis, the loss allowance as at December 31, 2023 and December 31, 2022 was determined as £nil for trade receivables.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s financial position. The Group’s principal exposure to market risk is foreign exchange rate fluctuations. There are currently no currency forwards, options, or swaps to hedge this exposure.

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. The Group holds cash in USD, EUR and GBP. The majority of the Group’s trading costs are in GBP; however, the Group also has supply contracts denominated in USD and EUR. The Group holds sufficient cash in USD,EUR and GBP to satisfy its trading costs in each of these currencies. In 2023 and 2022, the Group did not consider foreign exchange rate risk to have a material impact on the financial statements and therefore no sensitivity analysis is presented. The Company may be exposed to material foreign exchange risk in subsequent years because of the significance of the USD denominated Convertible Senior Secured Notes in particular relative to USD deposits and cash held ($20,887 thousand at December 31, 2023), which are expected to decline as expenses are incurred until future funding is secured.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

26Financial risk management and impairment of financial assets (continued)

Maturity analysis

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting arrangements.

		Between 2 and 5	After more than
	Within 1 year	years	5 years	Total
2023	£ 000	£ 000	£ 000	£ 000
Trade and other payables	16,867	3,922	—	20,789
Lease liabilities	643	1,387	590	2,620
Convertible senior secured notes	—	187,061	—	187,061
	17,510	192,370	590	210,470
2022
Trade and other payables	16,031	4,153	—	20,184
Lease liabilities	516	1,871	774	3,161
Convertible senior secured notes	—	181,364	—	181,364
	16,547	187,388	774	204,709

Capital management

The Group’s objective when managing capital is to ensure the Group continues as a going concern and grows in a sustainable manner. Given the ongoing development of eVTOL aircraft with minimal revenues, the Group relies on funding raised from the Business Combination transaction and other equity investors. Cash flow forecasting is performed on a regular basis which includes rolling forecasts of the Group’s liquidity requirements to ensure that the Group has sufficient cash to meet operational needs.

27Related party transactions

Key management personnel compensation

Key management personnel are the members of the Board and executive officers.

	2023	2022
	£ 000	£ 000
Salaries and other short term employee benefits	883	1,266
Payments to defined contribution pension schemes	1	12
Share-based payment expense	795	144
Termination benefits	—	368
	1,679	1,790

Aggregate gains made on the exercise of share options for the Directors during the year totaled £1,788 thousand (2022: £1,351 thousand).

Summary of transactions with other related parties

On January 1, 2022 Domhnal Slattery was appointed Chairman of the Board of Directors. Mr. Slattery is the ultimate beneficial owner of Avolon-e. On August 3, 2023 Mr. Slattery resigned from the Board of Directors.

As previously disclosed, in January 2022, the Company and Stephen Fitzpatrick entered into an option agreement with Mr. Slattery, pursuant to which Mr. Fitzpatrick granted Mr. Slattery an option to purchase up to an aggregate of 1,175,000 ordinary shares of the Company for an exercise price of $0.0001 per share.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

27Related party transactions (continued)

On April 21, 2023, Mr. Slattery, Mr. Fitzpatrick and the Company entered into an option termination agreement, pursuant to which the parties agreed to terminate the Call Option in consideration for specified payments of up to an aggregate of $2.5 million to be paid by Mr. Fitzpatrick to Mr. Slattery, subject to certain conditions, including the Company raising additional funds during 2023 and the Company maintaining a minimum pre-order book.

On August 2, 2023 Mr. Slattery resigned as chairperson and director, and Michael Flewitt was appointed as chairperson. In connection with this and the option termination agreement referred to previously, $2.25 million was paid by Mr. Fitzpatrick to Mr. Slattery during the year ended December 31, 2023 with $250 thousand remaining conditional only on the Company's maintenance of a minimum pre-order book. Such conditions were satisfied as at December 31, 2023 and this remaining amount was paid by Mr. Fitzpatrick to Mr. Slattery subsequent to the period end.

On January 23, 2023, Michael Cervenka resigned from the Board of Directors.

On August 3, 2023, Vincent Casey resigned from the Board of Directors.

On October 17, 2022, Harry Holt and Marcus Waley-Cohen resigned from the Board of Directors.

On September 11, 2023 the Company appointed Stuart Simpson as Chief Financial Officer.

On February 22, 2024, the Company entered into the SF Investment Agreement with Imagination Aero, a company wholly owned by Stephen Fitzpatrick, pursuant to which Imagination Aero agreed to purchase, and the Company agreed to issue and sell to Imagination Aero, up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants, in each case at purchase prices specified in the Investment Agreement and subject to the terms and conditions set out in the SF Investment Agreement.

During the year, Imagination Industries Ltd, a company controlled by Stephen Fitzpatrick provided and charged the Group with services totaling £83 thousand (2022: £83 thousand), of which £nil was outstanding as at December 31, 2023 (December 31, 2022: £14 thousand).

28Ultimate controlling party

The ultimate controlling party is Stephen Fitzpatrick.

29Non adjusting events after the reporting period

On February 22, 2024, the Company entered into the SF Investment Agreement with Imagination Aero, a company wholly owned by Stephen Fitzpatrick, pursuant to which Imagination Aero agreed to purchase, and the Company agreed to issue and sell to Imagination Aero, up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants, in each case at purchase prices specified in the Investment Agreement and subject to the terms and conditions set out in the SF Investment Agreement.

30Quarterly Financial Information (Unaudited)

In March 2024, the Group identified an error related to the classification of the SME tax relief that it generates from HMRC in its statements of income and comprehensive income for the six-month period ended June 30, 2023 and for the three- and nine-month periods ended September 30, 2023. During the periods noted, the tax credit was erroneously classified within other operating income.

Whilst the Group experiences recurring unrelieved trading losses, it elects to surrender such losses and, instead, claim a payable tax credit. Accordingly, the SME tax credit should have been classified as an income tax credit rather than as other operating income within the statements of income and comprehensive income.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

30Quarterly Financial Information (Unaudited) (continued)

The impact of the restatement on the statement of income and comprehensive income and statement of cash flows is presented in the following tables.

There is no impact on the prior year financial statements for the year ended December 31, 2022.

Additionally, There is no impact on the Unaudited Condensed Consolidated Interim Statements of Financial Position as at June 30, 2023 or September 30, 2023.

The following tables present the effects of the changes in presentation of these amounts, compared to the previously reported Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income (in thousands, except share and per share amounts):

	Six Months Ended			Three Months Ended			Nine Months Ended
	June 30, 2023			September 30, 2023			September 30, 2023
	(unaudited)			(unaudited)			(unaudited)
	As Reported	Adjustment	As Corrected	As Reported	Adjustment	As Corrected	As Reported	Adjustment	As Corrected
Research and development expenses	(27,500)	—	(27,500)	(15,388)	—	(15,388)	(42,888)	—	(42,888)
Administrative expenses	(24,266)	—	(24,266)	(10,131)	—	(10,131)	(34,397)	—	(34,397)
Related party administrative expenses	(42)	—	(42)	(17)	—	(17)	(59)	—	(59)
Other operating income	15,845	(12,984)	2,861	3,585	(3,616)	(31)	19,429	(3,616)	2,829
Operating loss	(35,963)	(12,984)	(48,947)	(21,951)	(3,616)	(25,567)	(57,915)	(3,616)	(74,515)
Finance income	32,333	—	32,333	5,268	—	5,268	28,320	—	28,320
Finance costs	(8,140)	—	(8,140)	(13,389)	—	(13,389)	(12,247)	—	(12,247)
Net finance income/(costs)	24,193	—	24,193	(8,121)	—	(8,121)	16,073	—	16,073
Loss before tax	(11,770)	(12,984)	(24,754)	(30,072)	(3,616)	(33,688)	(41,842)	(3,616)	(58,442)
Income tax credit	—	12,984	12,984	—	3,616	3,616	—	3,616	16,600
Net loss for the period	(11,770)	—	(11,770)	(30,072)	—	(30,072)	(41,842)	—	(41,842)
Foreign exchange translation differences	(6,922)	—	(6,922)	5,636	—	5,636	(1,286)	—	(1,286)
Total comprehensive loss for the year	(18,692)	—	(18,692)	(24,436)	—	(24,436)	(43,128)	—	(43,128)

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2023 (continued)

30Quarterly Financial Information (Unaudited) (continued)

The following tables present the effects of the changes in presentation of these cash flows, compared to the previously reported Unaudited Condensed Consolidated Interim Statements of Cash Flows (in thousands):

	Six Months Ended			Nine Months Ended
	June 30, 2023			September 30, 2023
	(unaudited)			(unaudited)
	As Reported	Adjustment	As Corrected	As Reported	Adjustment	As Corrected
Cash flows from operating activities
Net loss for the period	(11,770)	—	(11,770)	(41,842)	—	(41,842)
Adjustments to cash flows from non-cash items
Depreciation and amortization	990	—	990	1,527	—	1,527
Depreciation on right of use assets	327	—	327	495	—	495
Finance (income)/costs	(24,193)	—	(24,193)	(16,073)	—	(16,073)
Share based payment transactions	7,056	—	7,056	9,280	—	9,280
Income tax credit	—	(12,984)	(12,984)	—	(16,600)	(16,600)
	(27,590)	(12,984)	(40,574)	(46,613)	(16,600)	(63,213)
Working capital adjustments
Decrease/(increase) in trade and other receivables	(863)	1,665	802	(1,282)	5,281	3,999
Increase/(decrease) in trade and other payables	(4,603)	—	(4,603)	(1,851)	—	(1,851)
Income taxes received	—	11,319	11,319	—	11,319	11,319
Net cash flows used in operating activities	(33,056)	—	(33,056)	(49,746)	—	(49,746)
Cash flows from investing activities
Decrease/(increase) in financial assets at amortized cost	59,886	—	59,886	59,886	—	59,886
Acquisitions of property plant and equipment	(1,304)	—	(1,304)	(1,601)	—	(1,601)
Acquisition of intangible assets	(73)	—	(73)	(159)	—	(159)
Interest received	2,337	—	2,337	3,392	—	3,392
Net cash flows used in investing activities	60,846	—	60,846	61,518	—	61,518
Cash flows from financing activities
Payments to lease creditors	(349)	—	(349)	(448)	—	(448)
Proceeds from share issuance	180	—	180	808	—	808
Net cash flows generated from financing activities	(169)	—	(169)	360	—	360
Net (decrease)/increase in cash at bank	27,621	—	27,621	12,132	—	12,132
Cash at bank as at January 1	62,927	—	62,927	62,927	—	62,927
Effect of foreign exchange rate changes	(855)	—	(855)	(896)	—	(896)
Cash at bank as at December 31	89,693	—	89,693	74,163	—	74,163