Form 20-F
period 2024-12-31
Vertical Aerospace Ltd.
filed 2025-03-11
CIK 1867102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Sanjay Verma

Chief Legal and Corporate Affairs Officer

Telephone: +44 117 471 0150

Email: Legal@vertical-aerospace.com

Vertical Aerospace Ltd.

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.001 per share	EVTL	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 69,542,515 ordinary shares.

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

“2025 Offering” means the Company’s public offering of Units, each Unit consisting of (i) one ordinary share, (ii) one-half of one Tranche A Warrant, and (iii) one-half of one Tranche B Warrant, for aggregate gross proceeds of $90,000,000, which closed on January 24, 2025.

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

“Articles” means the amended and restated memorandum and articles of association of Vertical Aerospace Ltd. as in effect from time to time.

“Avolon” means Avolon e Limited, its shareholders or a member of the Avolon Group (as applicable).

“Avolon Commercial Warrant Shares” means the Ordinary Shares represented by Warrant C1 and Warrant C2 (as such terms are defined in the Avolon Warrant Instrument) to be issued to the Avolon Warrant holders in accordance with the Avolon Warrant Instrument.

“Avolon Group” means Avolon Holdings Limited and each of its subsidiaries from time to time.

“Avolon Warrant holders” means the shareholders of Avolon e Limited.

“Avolon Warrant Instrument” means the warrant instrument entered into by Vertical immediately following the Closing pursuant to which, among other things, the Avolon Warrant holders received warrants exercisable for ordinary shares.

“Babcock International” means Babcock Aerospace Limited.

“Board” means the board of directors of the Company.

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

“Convertible Notes Warrants” means the 4,000,000 warrants, ten of which are exercisable for one ordinary share at an exercise price of $115.00 per ordinary share (as adjusted for the Reverse Share Split), and which were issued to Mudrick Capital immediately after Closing pursuant to the Convertible Senior Secured Notes Subscription Agreement.

“Convertible Senior Secured Notes” means the convertible senior secured notes of Vertical, upon their issuance, due 2026 with an aggregate principal amount of $200,000,000 and bearing interest at a rate of 7.00% per annum for cash interest or 9.00% per annum paid-in-kind at the election of Vertical paid semi-annually in arrears, as amended by the First Supplemental Indenture to extend their maturity to 2028 and bear interest at a rate of 10.00% per annum for cash interest or 12.00% per annum paid-in-kind, semi-annually in arrears.

“Convertible Senior Secured Notes Shares” means the ordinary shares into which the Convertible Senior Secured Notes are convertible pursuant to the Convertible Senior Secured Notes Subscription Agreement.

“Convertible Senior Secured Notes Subscription Agreement” means the subscription agreement, dated October 26, 2021, entered into between Vertical, Broadstone and Mudrick Capital, pursuant to which, among other things, Vertical agreed to issue and sell the Convertible Senior Secured Notes in a private placement that closed concurrently with the Business Combination.

“Convertible Senior Secured PIK Shares” means the ordinary shares representing the total amount of PIK Interest that may be issued to the Convertible Senior Secured Notes Investor.

“Earn Out Shares” means 3,500,000 ordinary shares issued at the Closing to the VAGL Shareholders and Loan Note Holders, as adjusted for the Reverse Share Split, which are held subject to restrictions and are subject to forfeiture until Vertical satisfies certain milestones.

“EASA” means the European Union Aviation Safety Agency.

“EMI Option Agreements” means certain option agreements entered into on March 15, 2022 between the Company and certain employees of the Company and its subsidiaries as replacement option agreements for share options previously granted over shares in VAGL that were exchanged for options of equivalent value over ordinary shares in the Company, which options are intended to be tax qualifying enterprise management incentive options under Schedule 5 of the U.K. Income Tax (Earnings and Pensions) Act 2003, a form of which is filed as Exhibit 4.3 to this Annual Report.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FAA” means the United States Federal Aviation Authority.

“First Supplemental Indenture” means the first supplemental indenture to the Indenture, dated December 23, 2024, between the Company and U.S. Bank Trust Company, National Association, acting as trustee and collateral agent for the Convertible Senior Secured Notes.

“Flightpath 2030” means Vertical’s strategy and 2030 goals, as announced in November 2024.

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

“Investment Agreement” means the Investment Agreement dated as of December 20, 2024, by and among the Company, VAGL, Imagination Aero, and Mudrick Capital.

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

“Merger Sub” means Vertical Merger Sub Ltd., a Cayman Islands exempted company.

“Molicel” means E-One Moli Energy Corp.

“Mudrick Capital” means Mudrick Capital Management L.P., the third party investor who subscribed for the Convertible Senior Secured Notes on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates.

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

“ordinary shares” means the ordinary shares, par value $0.001 per share, of Vertical Aerospace Ltd., unless otherwise specified.

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

“PIPE Investment” means the aggregate cash consideration of ninety-four million dollars ($94,000,000).

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

“Public Warrants” means the public warrants of Vertical Aerospace Ltd., ten (10) of such warrants entitling the holder thereof to purchase one (1) ordinary share (as adjusted for the Reverse Share Split).

“Purchase Agreement” means the share purchase agreement, dated as of August 5, 2022, and amended and restated on September 22, 2022, by and between Vertical and Nomura Securities International, Inc.

“Registration Rights Agreement” means the registration rights agreement entered into by Vertical, the Sponsor, American, the Avolon Warrant holders and the VAGL Shareholders at the closing of the Merger in connection with the Business Combination.

“Reverse Share Split” means the reverse share split and consolidation of the Company’s ordinary shares approved by shareholders at the 2024 annual general meeting of shareholders and authorized by the Board at a ratio of 1 for 10, effective as of 4:01 p.m. (Eastern Time) on September 20, 2024.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Supplemental Indenture” means the second supplemental indenture to the Indenture, dated December 23, 2024, between the Company and U.S. Bank Trust Company, National Association, acting as trustee and collateral agent for the Convertible Senior Secured Notes.

“Securities Act” means the U.S. Securities Act of 1933.

“Senior Management” refers to those persons named as officers of Vertical in the section titled “Management.”

“SF Investment Agreement” means the investment agreement, dated February 22, 2024, by and between the Company and Imagination Aero, a company wholly owned by Stephen Fitzpatrick.

“SF Investment” means the purchase by Imagination Aero, a company wholly owned by Stephen Fitzpatrick, of up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants, in each case at purchase prices specified in the SF Investment Agreement, subject to the terms and conditions set out in the SF Investment Agreement.

“SF Warrant” means 50,000,000 warrants of the Company originally issued pursuant to the terms of the SF Investment Agreement and governed by the SF Warrant Instrument, ten of which entitling the holder or holders thereof to purchase one ordinary share at an exercise price of $50.00 per ordinary share (as adjusted for the Reverse Share Split).

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

“Tranche A Warrants” means the Company’s public Tranche A warrants issued as a part of the 2025 Offering, entitling the holder to purchase one ordinary share at a price of $6.00 per ordinary share, subject to adjustment, terms and limitations.

“Tranche B Warrants” means the Company’s public Tranche B warrants issued as a part of the 2025 Offering, entitling the holder thereof to purchase one ordinary share at a price of $7.50 per ordinary share, subject to adjustment, terms and limitations.

“U.K.” means the United Kingdom.

“U.S.” means the United States of America.

“U.S. dollar” and “$” mean the legal currency of the United States.

“U.S. GAAP” means United States generally accepted accounting principles.

“VAGL” means Vertical Aerospace Group Ltd., a private limited company incorporated under the laws of England and Wales, and is a wholly owned subsidiary of Vertical Aerospace Ltd.

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

Certain estimates of market opportunity, including internal estimates of our addressable market and forecasts of market growth included in this Annual Report may prove inaccurate. Market opportunity estimates and growth forecasts, whether obtained from third party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts in this Annual Report relating to the size of our target market, market demand and adoption, capacity to address this demand and pricing may prove to be inaccurate. Our addressable market estimates may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates in this Annual Report, our business could fail to successfully address or compete in such markets, if at all. We obtained certain information from the following sources:

●	Size of the global helicopter market 2019-2027 – Statista, 2022 taken together with Ride-hailing & Taxi - Worldwide – Statista, 2022, the “ reports taken together the “Statista Reports”;
●	eVTOL/Urban Air Mobility TAM Update: A Slow Take-Off, But Sky’s the Limit — Morgan Stanley Research (“Morgan Stanley”); and
●	Taxi and private hire vehicle statistics, England, 2024 (revised) – UK Government Department for Transport, January 2025.

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

All references in this Annual Report to “dollar,” “USD” or “$” refer to U.S. dollars, the terms “£” and “GBP” refer to British pounds sterling, and the terms “euro,” “EUR” or “€” refer to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended. For the convenience of the reader, in this Annual Report, unless otherwise indicated, balances from British pounds sterling into U.S. dollars were made at the rate of £1.00 to $1.2529 which was the closing rate of the Bank of England on December 31, 2024. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of British pounds sterling at the dates indicated.

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

Risks Related to Our Business And Industry

●	We have a limited operating history and have not yet manufactured any non-prototype aircraft or sold any eVTOL aircraft to customers, and we may never develop or manufacture any eVTOL aircraft.
●	Our business plans require a significant amount of additional capital beyond our current cash and cash equivalents. Such additional capital might not be available to us in a timely manner or on terms that are acceptable, or at all. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.
●	Our limited cash and cash equivalents, recurring losses from operations and dependency on raising additional capital indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern.
●	We may not be able to produce or launch aircraft in the volumes or timelines projected.
●	Our eVTOL aircraft may not be certified by transportation authorities in a timely manner, or at all, which could adversely affect our prospects, business, financial condition and results of operations.
●	Our aircraft may not perform at the level we expect on projected timelines and may have potential defects, such as a higher than expected noise profile, a lower payload than initially estimated, shorter range and/or shorter useful lives than we anticipate.
●	We are a pre-revenue, early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the foreseeable future.
●	The markets for our offerings are still in relatively early stages of growth, and if such markets do not continue to grow, grow more slowly than we expect or fail to grow as large as we expect, our business, financial condition and results of operations could be harmed.
●	Our suppliers and partners for the parts and components in our aircraft are an important part of our business model, and any interruptions, disagreements or delays could have a material adverse effect on our business, results of operations and financial condition.
●	Accidents or incidents involving eVTOL aircraft developed by us or our competitors could have a material adverse effect on our business, financial condition and results of operations.
●	All of the pre-orders we have received for our aircraft are not legally binding, are conditional, and may be terminated without penalty at any time by either party. If these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected.
●	We are dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.
●	Our Convertible Senior Secured Notes issued and outstanding may impact our financial results, result in the dilution of our shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to raise additional capital or take advantage of future opportunities.

●	We may need to initiate or defend against intellectual property infringement or misappropriation claims, which may be time consuming and expensive and, if adversely determined, could limit our ability to sell our aircraft or otherwise operate our business.

Risks Related to Our Regulatory Environment

●	The international nature of our business subjects us to additional risks.
●	We are subject to laws and regulations worldwide, many of which are unsettled and still developing and which could increase our costs or materially and adversely affect our business.
●	Our aircraft might not comply with all the requirements to operate according to Instrument Flight Rules.
●	We may be unable to obtain the relevant regulatory approvals needed to produce and sell the aircraft on the timelines we expect, or at all.
●	Prospective operators of our aircraft may not be able to obtain the relevant regulatory approvals to operate our aircraft.
●	Regulatory and planning authorities may introduce regulatory, procedural or policy changes to reflect the novel aspects of eVTOL aircraft, including in relation to pilot training, aircraft operation and maintenance. If changes are introduced, they may have a detrimental impact on our ability to successfully deploy and commercialize our aircraft, or to do so in a timely manner.
●	If current airspace and zoning regulations are not modified to increase air traffic capacity, our business could be subject to considerable capacity limitations.

Risks Related to Ownership of Our Securities

●	The price of our securities may be volatile, and the value of our securities may decline.
●	Our issuance of additional share capital in connection with financings (including through the conversion of the Convertible Senior Secured Notes), acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders. Certain shareholders benefit from contractual rights to participate in future equity financings which, if exercised, may result in greater dilution for other shareholders.
●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.
●	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
●	As a “controlled company” within the meaning of the NYSE’s corporate governance rules, we are permitted to, and we intend to, rely on exemptions from certain of the NYSE corporate governance standards.
●	We have previously identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or we otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.
●	We are a holding company with no operations of our own and, as such, depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.
●	We are controlled by our ultimate controlling party, whose interests may conflict with ours or yours in the future.

Risks Related to Our Business And Industry

We have a limited operating history and have not yet manufactured any non-prototype aircraft or sold any eVTOL aircraft to customers, and we may never develop or manufacture any eVTOL aircraft.

We have a limited operating history in the eVTOL aircraft industry, which is nascent and continuously evolving. eVTOL aircraft are currently in the developmental stage and we may never be successful in commercially producing our first VX4 or any other eVTOL aircraft. We have no experience as an organization in high volume manufacturing of eVTOL aircraft. We cannot assure you that we or our partners will be able to develop efficient, automated, cost efficient manufacturing capabilities and processes and reliable sources of component supplies that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our eVTOL aircraft. You should consider our business and prospects in light of the risks and significant challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

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

We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will remain uncertain and may be higher than anticipated. While we have recently completed a public offering for aggregate gross proceeds of $90 million, which is expected to progress our operational targets for 2025, we will require additional financing to be in a position to continue to carry out our business plans prior to the commercialization of our aircraft. Overall, we expect to make significant investments in our business, including development of our aircraft, investments in our brand and developing assembly and manufacturing facilities. These efforts may prove more expensive than currently anticipated, and we may not succeed in acquiring sufficient capital to offset these higher expenses and achieve positive revenue generation. The fact that we have a limited operating history means we have limited historical data on the demand for our aircraft. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We expect to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. For example, the global economy, including credit and financial markets, has in recent years, experienced extreme volatility and disruptions. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. In addition, market conditions impacting financial institutions could impact our ability to access some or all of our cash, cash equivalents and marketable securities, and we may be unable to obtain alternative funding when and as needed and on acceptable terms, if at all. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. If we are unable to obtain any funding, or if we do not have sufficient resources to conduct our business as projected, we might be forced to curtail or discontinue our operations, sell or dispose of our assets, potentially to a competitor at less favorable prices, or enter into a business combination on less favorable terms.

In addition, our future capital needs and other business reasons will likely require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities will dilute our shareholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our ordinary shares. If we raise funds by issuing debt securities, these debt securities may have rights, preferences, and privileges senior to those of preferred and common shareholders. The terms of debt securities or borrowings may impose significant restrictions on our operations. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

There can be no assurance that we will be able to obtain additional funding on acceptable terms and thus have sufficient funds to meet our funding requirements.

We also have a significant number of public and private warrants of the Company issued and outstanding which, if exercised, will require us to issue additional ordinary shares, which will result in dilution to our shareholders and increase the number of ordinary shares eligible for resale in the public market. An increase of the number of ordinary shares issued and outstanding could adversely affect the market price of our securities. See Item 5. “Operating and Financial Review and Prospects – Outstanding Warrants.”

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

On May 22, 2024, we entered into an agreement with Rolls-Royce to terminate the contract we had previously entered into with Rolls-Royce to develop an Electric Propulsion Unit (“EPU”). Pursuant to the termination agreement, we received a cash payment from Rolls-Royce in an amount equal to $34 million. This follows Rolls-Royce’s announcement in November 2023 of its intention to seek a partner or buyer for its advanced air mobility activities. In connection with the termination agreement, Rolls-Royce transferred to us ordinary shares in the Company held by it, which Rolls-Royce acquired from the Company in a private investment transaction in 2021.

To date, we have not generated any revenue from the design, development, manufacturing, engineering, sale or distribution of electric aircraft. All income during the year ended December 31, 2024 consisted of government grants received to support our development activities, research and development tax relief under the United Kingdom research and development tax relief schemes and in connection with the Rolls-Royce settlement agreement mentioned above. The execution of our business plan is currently reliant in part upon the ongoing receipt of such government grants and research and development tax relief, and such reliance will continue until we generate revenues or secure additional funding. There is no assurance the United Kingdom research and development tax relief schemes may not be amended or altered in the future or that we will continue to receive such tax reliefs in the amount expected, or at all.

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

We have incurred net losses since inception and to date have not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of electric aircraft. Commensurate with being in the development phase of our journey to the commercialization of the VX4, we have invested heavily in research to support the development of our aircraft. As of December 31, 2024, we had £22.5 million of cash and cash equivalents on hand.

We have prepared a cash flow forecast and have considered our ability to continue as a going concern for the foreseeable future, being at least 12 months following the date of this Annual Report. Within the next 12 months following the date hereof, we expect our net cash outflows from operating activities to be approximately £100 million (after taking into account expected R&D tax receipts and grants of approximately £20 million), which will be used primarily to fund the creation and testing of the prototype aircraft, and to support the certification process. While we currently project that our existing resources will progress our operational targets for 2025, we require additional capital to continue to be in a position to continue to carry out our business plans prior to the commercialization of our aircraft.

Our forecast is based on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect.

While we have recently completed a public offering for aggregate gross proceeds of $90 million, before deducting underwriting discounts and commissions and other offering expenses, we will need to secure additional capital to deliver on our business plan and to continue as a going concern.

These factors indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern and therefore we may be unable to realize our assets and discharge our liabilities in the normal course of business.

While management is committed to continue to seek and raise additional funds and may seek to issue further equity in doing so, there can be no assurance that we will be able to obtain additional funding on acceptable terms, if at all. To the extent that we raise additional capital through future equity offerings, the ownership interest of ordinary shareholders will be diluted, which dilution may be significant. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of ordinary shares. Additionally, if we raise funds by issuing debt securities, these debt securities may have rights, preferences, and privileges senior to those of our shareholders. The terms of debt securities or borrowings may impose significant restrictions on our operations. We cannot guarantee that we will be able to obtain any or sufficient additional funding or that such funding, if available, will be obtainable on terms satisfactory to us. We may also seek to defer certain operating expenses unless and until additional capital is received. In the event that we are unable to obtain any or sufficient additional funding or defer sufficient operating expenses, there can be no assurance that we will be able to continue as a going concern, and we may be forced to delay, reduce or discontinue certain activities, including planned research and development activities, hiring plans, flight tests and manufacturing activities or commercialization efforts. See also “—Our business plans require a significant amount of additional capital beyond our current cash and cash equivalents. Such additional capital might not be available to us in a timely manner or on terms that are acceptable, or at all. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.”

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

Please refer to note 2 to our consolidated financial statements for the year ended December 31, 2024 included elsewhere in this Annual Report.

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

We also have to obtain all of the necessary regulatory approvals in each of our markets in order to sell our aircraft and for our customers to operate them. We will have to obtain aircraft type certification from the CAA, EASA and the FAA, as well as local regulators in other countries where we intend to sell aircraft, and there can be no assurance that we will obtain certification of our aircraft in the time frame that we project, or at all, which would impact our overall timetable to sell our aircraft. Should there be any delays to our projected approval timetables, this could have a material effect on our ability to deliver any orders to our customers, which could have a material adverse effect on our relationships with our current and existing customers and adversely affect our reputation.

In March 2023, the CAA issued an eVTOL Design Organisation Approval (“DOA”) to VAGL. A DOA and a Production Organisation Approval (“POA”) are required to be obtained and maintained in order to be able to manufacture aircraft pursuant to an approved type design (e.g., type certificate). Securing a POA and maintaining a DOA and POA will involve extensive ongoing oversight by the CAA of our team, company capabilities, processes and production facilities. Our DOA could be revoked or subject to restrictions if we fail to adhere to the ongoing compliance obligations required by the CAA. If we are unable to obtain a POA and maintain a DOA and a POA, or the CAA imposes unanticipated restrictions as a condition of approval, our projected costs of production could increase substantially and ultimately we may be unable to commercialize our aircraft.

Securing our POA, and the timing of our production ramp up, are dependent upon finalizing certain aspects of the design, engineering, component procurement, testing, build out and assembly plans in a timely manner and upon our ability to execute these plans within the timeline we set. We intend to fund our plans using capital from future financing opportunities, including future securities sold in public offerings, private placement transactions and/or ordinary shares sold to Nomura pursuant to the Purchase Agreement, among other capital raising alternatives. If we are unable to obtain the funds required on the timeline that we anticipate, our plans for the assembly and sale of our aircraft could be delayed which may adversely affect our business, financial condition and operating results.

There can be no assurance that we will be able to achieve certification on any projected timeline or at all, which would have a material adverse effect on our ability to sell our aircraft and meet our customers’ demands, any of which would have a material adverse effect on our reputation, business, financial condition and results of operations.

Our eVTOL aircraft may not be certified by transportation authorities in a timely manner, or at all, which could adversely affect our prospects, business, financial condition and results of operations.

eVTOL aircraft involve a complex set of technologies, which we and our partners and suppliers must continue to develop and rely on independent third party aircraft operators to adopt. However, before eVTOL aircraft can fly passengers, the aircraft must receive requisite approvals from the relevant authorities. No passenger-carrying eVTOL aircraft are currently certified by the CAA, EASA or the FAA for commercial operations, and there is no assurance that our research and development will result in regulatory certified aircraft that are market-viable or commercially successful in a timely manner, or at all. Certification also requires the regulator to have significant specialist knowledge of an aircraft’s underlying technology. Such knowledge can be scarce in circumstances where novel technologies are being certified, as is the case for eVTOL aircraft. In some jurisdictions, the risk of delay to certification or validation may also be augmented by a lack of capacity or experience within the regulatory authority.

Delays in our prototyping and VX4 certification aircraft design and assembly may also materially impact certifying in a timely manner, or at all. We are currently evaluating, qualifying, selecting and negotiating contracts with our suppliers for the planned production aircraft. Any inability to onboard them or delay in doing so, or their inability to deliver against our requirements on a timely basis, may lead to delays in design, assembly, testing, and production of our planned production aircraft, which may delay the certification of our aircraft. See also “— Our suppliers and partners for the parts and components in our aircraft are an important part of our business model, and any interruptions, disagreements or delays could have a material adverse effect on our business, results of operations and financial condition.”

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

We are designing the aircraft with certain targeted specifications both for the entry into service aircraft and future potential upgrades, including, without limitation, noise, range and payload. However, there is no guarantee the aircraft will be able to achieve these target design specifications in the timelines projected, or at all.

While we have performed, and will continue to perform, extensive testing, it is not possible to fully replicate every operating condition and validate the long term durability of every aspect of our aircraft prior to its use in service. In some instances, we may need to continue to rely upon projections and models to validate the projected performance of our aircraft over their lifetime. Therefore, similar to most aerospace products, there is a risk that our aircraft may suffer unforeseen faults, defects or other issues in service. Such faults, defects and other issues may require significant additional research and development to rectify and could involve suspension of operation of our aircraft until any such defects can be cured. There can be no assurance that such research and development efforts would result in viable products or cure any such defects. Obtaining the necessary data and results may take longer than planned or may not be obtained at all. Any such delays or setbacks could have a material adverse effect on our reputation and our ability to achieve our projected timelines and financial goals.

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

Further, some components of our aircraft, such as the batteries, may have a lower performance life than we initially expected, and will have a significantly shorter performance life than that of the aircraft overall, requiring frequent replacement. This could put additional strain on our supply chain and may add to the overall operating cost of the aircraft, thereby negatively impacting the attractiveness of our aircraft to our operator customers.

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

Our suppliers and partners, some of whom are currently single source suppliers for certain components, are a key part of our business model in order to manufacture our aircraft. There can be no assurance that suppliers will be able to scale to meet our required certification timeline and production demands.

Our supplier and partner base is located globally, and we strategically partnered with what we believe to be industry leaders to supply high quality components for our aircraft. Many of the components used in our aircraft are being custom-designed for us by our partners, including our flight controls systems and most of our structural components. This supply chain exposes us to multiple potential sources of delivery delays, failure, increased transportation costs or component shortages for our aircraft, most of which are out of our control, including shortages of, or disruptions in the supply of, the raw materials used by our partners in the manufacture of components, disruptions to our partners’ workforce (such as strikes or labor shortfalls), disruptions to, or capacity constraints affecting, shipping and logistics (including as a result of terrorism, natural disaster or adverse weather conditions) and delays to the design, development or delivery of the custom components.

While we believe that we may be able to establish alternate supply relationships and can obtain replacement components, we may be unable to do so quickly or at all to the quality levels and at prices that are acceptable to us. We may experience source disruptions in our supply chains, which may cause delays in our overall production process for both prototype and commercial production aircraft. We are also, in some cases, subject to key suppliers for certain pieces of manufacturing equipment for which we rely on, or may be reliant on, to achieve our projected high volume production numbers. For example, we expect to procure battery cells primarily from Molicel, mechanical systems primarily from Hanwha Aerospace, and our flight control system and avionics systems primarily from Honeywell. If we needed to find alternative suppliers for any of the key components of our aircraft, then this could increase our costs and adversely affect our ability to receive such components on a timely basis, or at all, which could cause significant delays in our overall projected timelines for the delivery of our aircraft and adversely affect our relationships with our customers.

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

Further, if any conflicts arise between our suppliers or partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our business strategies, which could impact our projected production timelines and number of aircraft produced. Our suppliers or partners may also develop, either alone or with others, products in related fields that are competitive with our products as a result of any conflicts or disagreements. Additionally, our suppliers or partners may elect to change their strategic direction to significantly limit or cease their business operations relating to AAM. For example, on November 28, 2023, Rolls-Royce plc announced its intention to seek a partner or buyer for its advanced air mobility activities. This is the division that is developing the electrical propulsion unit and electrical power distribution system for our certification aircraft. While we have binding contracts in place with our strategic suppliers and are constantly monitoring and mitigating the risk in accordance with good supply chain practice, if we did need to find an alternative supplier, then this could increase our costs and adversely affect our ability to receive such components on a timely basis, or at all, which could cause significant delays in our overall projected timelines for the delivery of our aircraft and adversely affect our relationships with our customers. Any disagreements or conflicts with our suppliers or partners or any material modification in our suppliers or partners strategic direction could have an adverse effect on our reputation, which could also negatively impact our ability to source new suppliers or partners. We do not believe that Rolls-Royce’s decision to exit the advanced air mobility market will have an impact on our projected timelines for the delivery of our aircraft and we are in advanced negotiations with potential replacement suppliers, with one of which we are already collaborating for our current prototype aircraft. However, while these negotiations are progressing well, there is no guarantee that we will be able to execute an agreement with a replacement supplier on favorable terms, if at all.

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

The operation of aircraft is subject to various risks, and we expect demand for our aircraft to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain certification from the CAA, EASA, and/or the FAA for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters were due to a safety fault. We believe that regulators and the general public are still forming their opinions about the safety and utility of aircraft that are highly reliant on lithium-ion batteries and/or advanced flight control software capabilities. An accident or incident involving either our aircraft or a competitor’s aircraft during these early stages of opinion formation could have a disproportionate impact on the future outlook of the emerging AAM market.

There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding eVTOL aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving eVTOL aircraft. In August 2023, following the completion of our remote thrustborne flight test campaign of the VX4 prototype, we conducted further uncrewed flight tests of the VX4 prototype aircraft before its planned retirement under stress scenarios to understand how the aircraft would perform outside of its expected operating conditions. During one of these further flight tests, an unexpected fault occurred causing the aircraft to enter into a stable descent before being damaged on impact with the ground. We completed a swift and thorough investigation and submitted a report to the Air Accidents Investigation Branch (AAIB). Our investigation identified the root cause to be a fault with a propellor, which was an early generation propellor that had already been redesigned prior to the incident. While we believe the issue to be fully resolved ahead of the next phase of testing, any negative public perception regarding this incident or any other incident that may occur in respect of eVTOL aircraft, regardless of whether such incidents involve our own aircraft, could adversely affect Vertical’s prospects, business, financial condition and results of operations.

We are at risk of adverse publicity stemming from any public incident involving our company, our people, our brand or other companies in our industry or related industries. Such an incident could involve the actual or alleged behavior of any of our employees or third party contractors. Further, if our personnel, our aircraft or other types of aircraft are involved in a public incident, accident, catastrophe, litigation or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability, or our industry could be negatively impacted from adverse public perception. For example, the recent mid-air collision of a commercial airliner with a military helicopter over Washington, D.C., could damper passengers’ sentiment regarding the safety of the helicopter and AAM industries generally, regardless of the high safety standards we expect to achieve in our vehicles, or the regulators could impose more regulations around low level airspace travel which could negatively impact our operating model. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident. In addition, any such incident, accident, catastrophe, litigation or action involving our employees, our aircraft or other types of aircraft could create an adverse public perception, which could harm our reputation, result in passengers being reluctant to use our services and adversely impact our business, results of operations and financial condition.

All of the pre-orders we have received for our aircraft are not legally binding, are conditional, and may be terminated without penalty at any time by either party. If these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected.

All of the pre-orders we have received to date are conditional and are subject to the occurrence of certain agreed-upon conditions with the respective parties, including that all such pre-orders may be terminated in writing without penalty by either party. We anticipate that our pre-order book may reduce and customers may cancel their orders should we not be able to timely deliver on our testing, certification and production milestones on our projected timelines, to the anticipated aircraft performance levels, or at competitive prices. Customers may also cancel their pre-orders for our aircraft as a result of changes in their strategic business focus, in favor of competing eVTOL products, or for any other reason.

We have received pre-orders for approximately 1,500 aircraft as of the date of this Annual Report, which includes pre-orders from (including through third party arrangements): American Airlines, with a pre-order of up to 250 aircraft and an option to purchase an additional 100 aircraft; Bristow, with a pre-order of 25 aircraft and an option for up to 25 additional aircraft; Iberojet, with a pre-order of 20 aircraft and an option for up to 80 additional aircraft; Marubeni, with a pre-order option to purchase up to 200 aircraft; Kakao Mobility, with a pre-order of up to 50 aircraft and FLYINGGROUP, with a pre-order of 25 aircraft and an option for up to 25 additional aircraft. Certain customer pre-orders are expected to be fulfilled via third party agreements. Within our indirect sales channel, Avolon, the world’s second largest aircraft leasing company, agreed to pre-order up to approximately 310 aircraft, with an option to pre-order a further 190 aircraft approximately, and as of March 2022, Avolon had placed approximately 550 aircraft to international airlines consisting of up to 250 aircraft to GOL and Grupo Comporte in Brazil, up to 100 aircraft to Japan Airlines, a minimum of 100 aircraft with AirAsia and up to 100 aircraft with Gözen Holding in Turkey.

Each of Avolon, American Airlines, Bristow, Iberojet, Marubeni, Kakao Mobility and FLYINGGROUP, or their permitted assigns, have agreed to ordinary course terms and conditions contained in our memoranda of understanding with them, subject to specific agreed-upon terms and conditions precedent with each party, including, among other things, certain deadlines to enter into a long-form master purchase agreement regarding the number of aircraft and, for certain of such purchasers, the potential creation of joint working groups to explore opportunities in the various jurisdictions in which our customers operate.

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

The obligations of each of Avolon, American Airlines, Bristow, Iberojet, Marubeni, Kakao Mobility and FLYINGGROUP, or their permitted assigns, to consummate the order will arise only after all of such material terms are agreed in the discretion of each party. As a result, there can be no assurance that Avolon, American Airlines, Bristow, Iberojet, Marubeni, Kakao Mobility and/or FLYINGGROUP, or their permitted assigns, will place a sufficient number of orders, if any at all, for our aircraft, which could adversely affect our business, prospects and results of operations. If any of these orders are cancelled, modified or delayed, or otherwise not consummated, or if we are otherwise unable to convert our strategic relationships into sales revenue, our business, results of operations, liquidity and cash flow will be affected.

Certain of our strategic, development and deployment arrangements could be terminated or may not materialize into long term contract partnership arrangements and may restrict or limit us from developing our aircraft with or providing services to other strategic partners.

We have agreements with strategic, development and deployment partners and collaborators. Some of these arrangements are evidenced by memoranda of understanding, letters of intent, early stage agreements, some of which are non-binding, that are used for design and development purposes but will require further negotiation at later stages of development or production or master agreements that have yet to be implemented under separately negotiated statements of work, each of which could be terminated or may not materialize into next stage contracts or long term contract partnership arrangements. In addition, we do not currently have arrangements in place that will allow us to fully execute our business plan, including, without limitation, final supply and manufacturing agreements. Moreover, existing or future arrangements may contain limitations on our ability to enter into strategic, development and deployment arrangements with other partners. If we are unable to maintain such arrangements and agreements, or if such agreements or arrangements contain other restrictions from, or limitations on, developing aircraft with other strategic partners, our business, financial condition and operating results could be materially and adversely affected.

In order to produce and launch aircraft in the volumes projected, we intend to grow our business rapidly and expect to expand our operations significantly. Any failure to manage our growth and attract and retain staff effectively could adversely affect our business, prospects, operating results and financial condition.

Any failure to manage our growth effectively could materially and adversely affect our business, operating results and financial condition. We intend to expand our operations significantly as we progress towards commercial production of our aircraft. We expect our future expansion to include:

●	hiring and training new staff;
●	expanding the management team;
●	leveraging consultants to assist with our growth and development;
●	forecasting production and revenue;
●	controlling expenses and investments in anticipation of expanded operations;

●	establishing or expanding design, production, manufacturing, sales and service facilities; and
●	implementing and enhancing administrative infrastructure, systems and processes.

We will need to, and intend to, continue to hire additional staff with considerable technical expertise, including battery and electrical engineers, design, quality, airworthiness and production staff and service technicians for our aircraft. We will also need to hire additional business services staff with expertise in finance, human resources, information technology, legal, marketing, sales and supply chain, among others. Because our eVTOL aircraft are based on a different technology platform from traditional internal combustion engines, individuals with sufficient training and experience in eVTOL aircraft may not be available to hire, and as a result, we will need to expend significant time and expense training any newly hired employees as we scale. Competition for individuals with experience designing, producing and servicing electric aircraft and their software is intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel. We foresee that competition will intensify in the coming years as the eVTOL industry, along with the adjacent and surrounding industries, matures, which will heighten the risk of the Company’s facing challenges in attracting and hiring the necessary skilled workforce.

Any failure to manage our growth and attract and retain staff effectively could adversely affect our business, prospects, operating results and financial condition.

Our ability to effectively manage growth and expansion of our operations will also require us to enhance our operational systems, internal controls and infrastructure, human resources policies, organizational structure and reporting systems. These enhancements will require significant capital expenditure and allocation of valuable management and employee resources.

We are dependent on our senior management team and other highly skilled staff, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success depends, in significant part, on the ongoing growth and continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including engineering, finance, marketing, sales, and technology and support personnel. Competition for senior management and key staff in our sector is intense and the pool of qualified candidates is limited, and a competitor may offer a more attractive remuneration package, or may be based in jurisdictions where we may be unable or it may be more difficult to enforce the non-competition restrictive covenants in our employment agreements. In addition, the novel nature of our development aircraft means that our staff’s existing experience and skills may not be sufficient to deliver the requirements we need to bring our aircraft through to commercialization. We may be unable to hire, train or retain a sufficient number of appropriately skilled personnel to deliver on our plans, which could impair our ability to execute our business strategy and harm our business, financial condition and results of operations.

If we fail to raise additional capital in a timely manner, we may have increased difficulty in retaining our senior management and key staff or in recruiting additional qualified staff. In addition, as employees receive equity awards through our equity incentive plans, a prolonged decline in the price of our ordinary shares would result in a decline in the monetary value of the equity awards, which may further reduce our ability to motivate and retain our key staff or attract additional highly skilled staff. See also “—Our business plans require a significant amount of additional capital beyond our current cash and cash equivalents. Such additional capital might not be available to us in a timely manner or on terms that are acceptable, or at all. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.”

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

If we are unable to establish and maintain confidence in our long term business prospects among customers and analysts and within our industry, or if we are subject to negative publicity, then our financial condition, operating results, business prospects and access to capital may suffer materially.

Customers may be less likely to purchase our aircraft if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long term. Similarly, partners, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in our aircraft, long term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, delays in certification, customer unfamiliarity with eVTOL aircraft, any delays in scaling production, delivery and service operations to meet demand, competition and uncertainty regarding the future of electric aircraft, including our electric aircraft and our production and sales performance compared with market expectations.

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

Our aircraft, when they are produced, are anticipated to be highly technical products that will require maintenance and support. We are still developing our understanding of the long term maintenance profile of the aircraft, and if useful lifetimes are shorter than expected, this may lead to greater maintenance costs than previously anticipated. If our aircraft and related equipment require maintenance more frequently than we plan for or at costs that exceed our estimates, that would have an impact on the sales of our aircraft and have a material adverse effect on our business, financial condition and results of operations.

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

Many of our current and potential competitors have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their offerings, or offer lower prices. In particular, our competitors may be able to obtain the relevant certification and approvals for their aircraft before we do. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties or may undertake an acquisition or merger to combine their business and technologies that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products that compete directly or indirectly with ours in the future.

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

We anticipate that our aircraft will use a substantial amount of sophisticated software and hardware to operate. The development of such advanced technologies is inherently complex, and we will need to coordinate with our partners and suppliers in order to reach production for our aircraft. Defects and errors may be revealed over time and our control over the performance of third party services and systems may be limited. Thus, our potential inability to develop the necessary software and technology systems may harm our competitive position.

We are relying on third party partners to develop a number of emerging technologies for use in our products. These technologies are not today, and may not ever be, commercially viable. There can be no assurances that our partners will be able to meet the technological requirements, production timing, and volume requirements to support our business plan. In addition, the technology may not comply with the cost, performance useful life and warranty characteristics that we anticipate in our business plan. As a result, our business plan could be significantly adversely impacted, and we may incur significant liabilities under warranty claims, which could adversely affect our business, prospects, and results of operations.

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

Continuing to increase the strength of our reputation and brand for high-performing, sustainable, safe and cost-effective advanced air mobility is critical to our ability to attract and retain customers and partners. In addition, our growth strategy includes international expansion through joint ventures or other partnerships with local companies that would benefit from our reputation and brand recognition. The successful development of our reputation and brand will depend on a number of factors, many of which are outside our control. Negative perception of our aircraft or company may harm our reputation and brand, including as a result of:

●	complaints or negative publicity or reviews about us, independent third party aircraft operators, fliers or other brands or events that we associate with, even if factually incorrect or based on isolated incidents;
●	a failure to deliver against our business targets in a timely manner, including those set out in Vertical’s strategy and 2030 goals, as announced in November 2024 (“Flightpath 2030”);
●	changes to our operations, safety and security or other policies that customers, end-users or others perceive as overly restrictive, unclear or inconsistent with our values;
●	illegal, negligent, reckless or otherwise inappropriate behavior by fliers, independent or other third parties involved in the operation of our business or by our management team or other employees;
●	actual or perceived disruptions or defects in our aircraft or concerns around safety;
●	litigation over, or investigations by regulators into, our operations or those of our independent third party aircraft operators, or our senior management or other personnel;
●	a failure to operate our business in a way that is consistent with our values;
●	negative responses by independent third party aircraft operators or fliers to new mobility offerings;
●	any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole; or
●	any actual or perceived risk to our long-term continued operations and commercial viability, including in connection with our funding position.

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

We continue to closely monitor the possible effects of general economic factors, including the impact of inflation, on our business and planning. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising inflation rates, declines in consumer confidence, declines in economic growth, fluctuations in unemployment rates and uncertainty about economic stability, including as a result of the implementation of tariffs under the new Trump administration and retaliatory tariffs by the targeted countries. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. If the current equity and credit markets continue to deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Furthermore, our share price may decline due in part to the volatility of the stock market and the general economic downturn. In addition, there is a risk that one or more of our partners or suppliers may not survive an economic downturn or recession, which could have a material adverse effect on our ability to manufacture our aircraft in a timely manner or otherwise affect our strategic business goals. These factors have, and may continue to, put pressure on our costs for employees and materials and services we procure from our suppliers. As a result, our business, our results of operations and the price of our ordinary shares may be adversely affected.

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

The potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, fog, mist, freezing conditions, sea level rise and other climate related events, could affect the operations of third party operators, and therefore, our operations and financial results. We could incur significant costs to improve the climate resiliency of our aircraft and otherwise prepare for, respond to and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

Market and regulatory trends to reduce climate change may not evolve in the direction and within the timing expected, which could have a negative impact on our business plan.

A number of governments globally have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels and energy efficiency is becoming more stringent and is gaining more widespread market approval, as consumers expect companies to play a role in addressing climate change. Our aircraft will operate on electricity and are being designed to produce zero carbon emissions in operation. We expect that market and regulatory trends favoring such “clean” energy and addressing climate change will continue to evolve in our favor. However, there may be changes or reversals in such market and regulatory trends, such as less focus on climate friendly solutions or less stringent legislation with respect to emissions. For example, on January 20, 2025, U.S. President Donald Trump signed an executive order removing the United States from the 2015 Paris Climate Accords. We may be subject to more stringent regulations than some of our competitors, particularly in light of the deregulation agenda of the new Trump administration. In addition, we are not currently able to determine the overall carbon footprint associated with the lifecycle of our aircraft, including relative to alternative modes of transport, and this may ultimately have a detrimental effect on the marketability of our aircraft to customers and consumers. This could result in lower demand for our eVTOL aircraft and have an adverse effect on our business.

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

Disruption of operations at vertiports, whether caused by labor relations, utility or communications issues or power outages could cause our customers to reduce the number of aircrafts that they order or to cancel their orders entirely. Certain airports may regulate our flight operations, such as limiting the number of landings per year, which could reduce our customers’ ability to operate as many aircraft as they originally forecast, which in turn could lead to a reduction in orders of our aircraft. In addition, demand for our customers’ advanced air mobility services could be impacted if drop offs or pickups of fliers become inconvenient because of airport rules or regulations, or more expensive for fliers because of airport imposed fees, which would adversely affect our business, financial condition and operating results.

We will rely on the vertiport network being developed by third parties. The ability of such networks to support high volume eVTOL service and our aircraft could have an adverse effect on the use of our aircraft and our expected growth potential.

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

Aircraft sales contracts are often entered into years before the aircraft are delivered. In order to help account for economic fluctuations between the contract date and delivery date, aircraft pricing in such master purchase agreements may include price escalation clauses to account for cost increases from labor, commodity and other price indices. Our revenue estimates are based on current assumptions with respect to these escalation formulas, but the actual escalation amounts are outside of our control. Escalation factors can fluctuate significantly from period to period and changes in escalation amounts can significantly impact revenues and operating margins in our eVTOL business. We can make no assurance that any customer, current or future, will exercise purchase options, fulfill existing purchase commitments or purchase additional products or services from us. Some of our non-binding pre-orders contemplate price escalation or most-favored nation provisions. The terms and conditions of the master purchase agreements for the pre-orders regarding price escalation clauses are yet to be determined, and there is no assurance that they will be determined in a manner that will mitigate the risks described above.

Our Convertible Senior Secured Notes issued and outstanding may impact our financial results, result in the dilution of our shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to raise additional capital or take advantage of future opportunities.

In connection with the Business Combination, we issued and sold an aggregate of $200 million principal amount of Convertible Senior Secured Notes to Mudrick Capital in a private placement.

The Convertible Senior Secured Notes were initially convertible into up to 1,818,182 ordinary shares (as adjusted for the Reverse Share Split, and excluding any PIK interest) at an initial conversion rate of 9.09091 ordinary shares per $1,000 principal amount of Convertible Senior Secured Note, subject to adjustments to such rate as provided in the Indenture, at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes.

On December 23, 2024, the Company entered into the first supplemental indenture (the “First Supplemental Indenture”) with U.S. Bank Trust Company, National Association, acting as trustee and collateral agent (the “Trustee”). The First Supplemental Indenture sets forth certain amendments to the Indenture, including: (i) increasing the interest rate applicable to the Convertible Senior Secured Notes to 10.00% for cash interest and 12.00% for PIK interest; (ii) extending the maturity date of the Convertible Senior Secured Notes to December 15, 2028; and (iii) providing for a fixed conversion price of $2.75 per ordinary share for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share for the other half. Following the execution of the First Supplemental Indenture, the holders of the Convertible Senior Secured Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per ordinary share (the “Partial Conversion”), which resulted in the issuance of 47,343,585 ordinary shares by the Company to the holders of the Convertible Senior Secured Notes. Immediately following the Partial Conversion, half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes remained outstanding and, as of February 14, 2025, 37,198,531 ordinary shares are issuable upon exercise of this remaining outstanding principal amount of the Convertible Senior Secured Notes.

The sale of the Convertible Senior Secured Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of our ordinary shares into which the Convertible Senior Secured Notes are convertible. If our ordinary shares are issued to the holders of the Convertible Senior Secured Notes upon conversion of the remaining outstanding Convertible Senior Secured Notes, there will be further dilution to our shareholders’ equity and, if some or all such issued shares are then resold by Mudrick Capital, the market price of our ordinary shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our ordinary shares caused by the sale, or potential sale, of shares issuable upon conversion of the Convertible Senior Secured Notes could also encourage short sales by third parties, creating additional selling pressure on our ordinary share price.

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

International markets are anticipated to contribute a substantial portion of our revenue, and we intend to expand our presence in these regions. The exposure to fluctuations in currency exchange rates takes on different forms. International revenue and costs are subject to the risk that fluctuations in exchange rates could adversely affect our reported revenue and profitability when translated into British pounds sterling, our presentation currency, for financial reporting purposes. We expect that the currency in which we receive our revenue may vary from the denomination of the currency in which we incur our costs. Fluctuations in currency exchange rates could adversely affect the demand for products and services provided by us. As an international business, our businesses may occasionally invoice third party customers or be invoiced by third party suppliers in currencies other than the one in which they primarily do business (the “functional currency”). Movements in the invoiced currency relative to the functional currency could adversely impact our cash flows and our results of operations. As our international sales commence and grow, exposure to fluctuations in currency exchange rates could have a larger effect on our financial results. Our management has used, and expects to continue to use, financial instruments to hedge against currency fluctuations, but such action may be ineffective or insufficient.

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

We, our partners and/or suppliers, may receive inquiries and claims from owners of such proprietary intellectual property rights, copyright, confidential information and trade secrets, inquiring whether, or alleging that, we, or our partners and/or suppliers, infringe upon or have misappropriated their rights. Dealing with these inquiries or claims, even if the allegations are unsuccessful or unsubstantiated, could result in substantial costs, demand on management resources and damage to our reputation.

As a result of any court determination that we have infringed upon or misappropriated a third party’s rights, or as a result of settlement of such claims, we and our partners and/or suppliers may be required to do one or more of the following:

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

While we attempt to manage the risks presented by competitor patents including through monitoring competitor patent portfolios and taking pre-emptive action to mitigate potential risks posed by competitor patents, there can be no assurance that our processes will identify or successfully mitigate these risks.

As of December 31 2024, we have filed an Opposition with the European Patent Office against one such competitor patent right.

We may be unable to protect our proprietary information and intellectual property rights or prevent unauthorized use by third parties.

Our success depends, in part, on our ability to protect our proprietary information and intellectual property rights, including in or in relation to certain technologies deployed in our aircraft. To date, we have relied on trade secrets and confidentiality to protect our proprietary information and have applied for a number of patents (currently granted and pending) in the United States, the United Kingdom, European territories covered by the European Patent Convention, internationally under the Patent Cooperation Treaty, and, for certain inventions, further afield in Japan and China. The agreements that we enter into, or will enter into in the future, with our partners, suppliers, consultants and other third parties include relevant provisions to protect our intellectual property rights and proprietary information including non-disclosure, assignment or license terms, as well as take other measures such as limiting access to our trade secrets and other confidential information and including intellectual property ownership and confidentiality clauses in our employment contracts. We intend to continue to rely on these and other means, including patent protection, in the future. However, the steps we take to protect our intellectual property and proprietary information may be inadequate comprehensively to protect our technologies in all jurisdictions, and unauthorized parties may attempt to copy aspects of our intellectual property or obtain and use information that we regard as proprietary and, if successful, may harm our ability to compete, accelerate the development programs of our competitors, and/or result in a deteriorated competitive position in the market. Moreover, our non-disclosure agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours, and there can be no assurance that our competitors or third parties will comply with the terms of these agreements, or that we will be able to successfully enforce such agreements or obtain sufficient remedies if they are breached. Additionally, there can be no assurance that the intellectual property rights we own or license will provide competitive advantages or will not be challenged, revoked, invalidated, opposed or circumvented by our competitors.

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

If we or our third party service providers fail to protect Confidential Information or experience a security incident, or if unauthorized parties otherwise obtain access to our Confidential Information or IT Systems, including our customers’ data, partners’ data or other personal data, our reputation may be harmed, demand for services may be reduced and we may incur significant liabilities which would materially and adversely affect our business, results of operations and financial condition.

We rely on computer systems, telecommunications services, hardware, software, technology infrastructure and online sites and networks for both internal and external operations (collectively, “IT Systems”) that are important to the operation of our business, some of which are managed by third parties. These third parties are typically under no obligation to renew agreements and there is no guarantee that we will be able to renew these agreements on commercially reasonable terms, or at all. These IT Systems are used to process, transmit and store electronic information related to our business operations, including confidential information such as trade secrets as well as Personal Information and other data about customers, employees, business partners and others (collectively, “Confidential Information”).

We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information. Any security incident, including those resulting from a cybersecurity attack, phishing attack or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, Confidential Information, damage to our reputation, litigation, regulatory investigations or other liabilities. Cybersecurity attacks are expected to accelerate on a global basis in frequency and magnitude, and the techniques and tools (including artificial intelligence) used to breach security safeguards, circumvent security controls, evade detection and remove forensic evidence are evolving rapidly. Additionally such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organized criminal groups, hackers and “hacktivists,” state-sponsored organizations, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, malicious file attacks, viruses, worms, cross-site scripting, credential abuse, network penetration, denial of service attacks, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly sophisticated, prevalent and severe, and can lead to significant interruptions in our operations, loss of data and income, reputational loss, diversion of funds, and may result in fines, litigation and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments. Moreover, any failures in our IT Systems could affect our ability to operate our aircraft or otherwise conduct business.

In addition, we engage third party service providers to store and otherwise process some of our data, including Confidential Information. Our service providers may also be the targets of cybersecurity attacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of our data, including our Confidential Information. Moreover, because we make extensive use of third party suppliers and service providers, successful cybersecurity attacks that disrupt or result in unauthorized access to third party IT Systems can materially impact our operations and financial results. As a result, we may not be able to address these threats proactively or implement adequate preventative measures, and we may be unable to promptly detect and address any such disruption and/or security incident, if at all. Additionally, remote and hybrid working arrangements at our company (and at many third party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. Further, any integration of artificial intelligence in our or any third party’s operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. As a result, as threats related to cybersecurity develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our results of operations.

Further, the costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cybersecurity incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential suppliers or players. We maintain cybersecurity policies and procedures designed to manage risk to our IT Systems, and we continuously adapt our systems and processes to mitigate such threats, and plan to enhance our protections against such attacks. Nevertheless, in light of the complex and evolving nature of such incidents, there can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information, including where acquired entities are involved or being integrated. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. We also do not maintain insurance policies covering losses relating to cybersecurity incidents, which may increase any potential harms that the business may suffer from a cybersecurity attack. As a result, we may be unable to cover all possible claims stemming from security incidents, cybersecurity attacks and other types of unlawful activity, or any resulting disruptions from such events, and we may suffer losses that could have a material adverse effect on our business.

Any material disruption in our IT Systems could adversely affect our business.

Our IT Systems will process, transmit and store Confidential Information of our business, allow us to coordinate our business across our operation bases and allow us to communicate with our employees and externally with customers, suppliers, partners and other third parties. While we believe we take reasonable steps to secure these IT Systems, and the data processed, transmitted and stored thereon, such networks, systems and data may be susceptible to cyberattacks, viruses, malware or other unauthorized access or damage (including by environmental, malicious, or negligent acts), which could result in unauthorized access to, or the release and public exposure of, our Confidential Information. Our IT Systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, computer viruses, external and internal security breaches or other security incidents and external factors, such as trade wars, political tensions or armed conflicts that could make it more difficult for us to access information stored in other countries. Our third party information technology providers are also subject to these risks, which could impact our ability to access these systems and any data outside of our physical control. Any adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information as a result of any of the foregoing could cause substantial harm to our business, require us to make notifications to governmental authorities, or the media, and could result in legal claims or proceedings (including class actions), regulatory investigations or inquiries by government authorities, or subject us to enforcement actions, penalties, fines and other costs relating to incident response, future compliance costs and system remediation of such an attack or other unauthorized access or damage to our IT Systems.

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

We expect to be affected by various domestic and international taxes, including direct and indirect taxes imposed on our activities, such as corporate income, withholding, customs, excise, value added, sales and other taxes. Significant judgment is required in determining our provisions for taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain.

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

We are subject to U.K. corporation tax, which is levied on profits generated in the U.K. and abroad. At the Autumn Budget 2024, the U.K. government announced a cap to the headline rate of Corporation Tax at 25% for the duration of the current Parliament. A small profits rate of 19% exists for companies with profits of £50 thousand or less. Companies with profits between £50 thousand and £250 thousand pay tax at the main rate, reduced by a marginal relief.

We carry out extensive research and development activities, and as a result, we expect to benefit in the United Kingdom from HM Revenue & Customs’ (“HMRC”) research and development tax reliefs, which provides relief against U.K. corporation tax.

At the Spring Budget 2023 the U.K. government confirmed a higher rate of payable tax credit for loss-making research and development intensive small and medium enterprises (“SME”) would be introduced and would apply to expenditure incurred on or after April 1, 2023. SME companies for which qualifying research and development expenditure constitutes at least 40% of total expenditure can claim a higher payable credit rate of 14.5% for qualifying research and development expenditure.

At the Autumn Statement 2023, the U.K. government announced the merging of the current SME and research and development expenditure credit (“RDEC”) schemes into one scheme with a headline rate of relief of 20%. The merged scheme will take effect for accounting periods beginning on or after April 1, 2024 and run alongside the intensive SME rate that commenced on April 1, 2023.

At the Autumn Budget 2024, the U.K. government announced that R&D reliefs will be maintained, including the rates for both the merged scheme and the intensive SME scheme.

Our qualifying research and development expenditures largely consist of employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive revenue and are loss generating.

If there are unexpected adverse changes to the current R&D tax reliefs or for any reason we are unable to qualify for such advantageous tax legislation enabling tax reliefs for research and development, then our business, results of operations and financial condition may be adversely affected.

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

Any legal proceedings, investigations or claims against us could be costly and time consuming to defend and could harm our reputation regardless of the outcome.

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

There has been increasing public focus by investors, environmental activists, the media and governmental and non-governmental organizations on a variety of environmental, social and other sustainability matters. We may experience pressure to make commitments relating to sustainability matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. If we are not effective in addressing environmental, social and other sustainability matters affecting our business, or setting and meeting relevant sustainability goals, our reputation and financial results may suffer. In addition, we may experience increased costs in order to execute upon our sustainability goals and measure achievement of those goals, which could have an adverse impact on our business and financial condition.

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

In addition, our financial performance on a British pounds sterling denominated basis is subject to fluctuations in currency exchange rates, as our principal funding and sales exposure is to the U.S. dollar. See note 25 to our consolidated financial statements included elsewhere in this Annual Report.

We are subject to laws and regulations worldwide, many of which are unsettled and still developing and which could increase our costs or materially and adversely affect our business.

We are subject to a variety of laws internationally that affect our business, including, but not limited to, laws regarding aerospace, employment, safety, anti-money laundering, securities regulation, privacy and taxation, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting and compliance with laws, regulations and similar requirements may be burdensome and expensive. Laws and regulations may be inconsistent from jurisdiction to jurisdiction, which may increase the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could make our aircraft less attractive to our customers, delay our targeted certification date, alter our design specifications or safety standards, impact our production timelines or cause us to change or limit our ability to sell our aircraft. We expect to put in place policies and procedures designed to ensure compliance with applicable laws and regulations, but we cannot assure you that our employees, contractors or agents will not violate such laws and regulations or our policies and procedures.

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

We are subject to a variety of certification requirements in the jurisdictions in which we operate, including those relating to IFR. While we are working to ensure that our aircraft is certified to operate under IFRs, including at low levels and in an urban environment, there can be no assurance that we will be successful.

Existing IFR were designed based on the capabilities of traditional aircraft. Electric aircraft have different capabilities, in particular, with respect to loiter time and diversion range. Aviation regulators acknowledge and are working towards making the appropriate revisions to accommodate these new types of aircraft, but there can be no assurance that these changes will be made in a timely manner or at all, or that globally consistent standards will be promulgated. Further, there can be no assurance that our aircraft will be capable of meeting any newly defined IFR or other similar requirements in the future.

If we are unable, either fully or partially, to certify our aircraft in accordance with the IFR, then this could limit the ability of our aircraft to fly under certain conditions, which could impair our ability to meet our customers’ requirements and as a result, harm our sales to our customers and potential new customers. In turn, this could adversely affect our business, financial condition and results of operations.

We may be unable to obtain the relevant regulatory approvals needed to produce and sell the aircraft on timelines we expect or at all.

The commercialization of new aircraft and the operation of an aerial mobility service requires certain regulatory authorizations and certifications. A DOA and a POA are required to be obtained and maintained in order to be able to manufacture aircraft pursuant to an approved type design (e.g., type certificate). We received a DOA from the CAA in March 2023 and will need to obtain a POA from the CAA. We then need to obtain a type certificate for the aircraft from the CAA and EASA (which we expect to occur concurrently as EASA has agreed to concurrently validate the CAA’s certification) and then undergo successful foreign validation approvals to operate in other jurisdictions, for example with the FAA. While we anticipate being able to achieve these regulatory approvals, should we fail to do so, or fail to do so in a timely manner, or at all, or if these approvals or certifications are modified, suspended or revoked after we obtain them, we may be unable to provide our aircraft on projected timelines, or at all, which could have a material adverse effect on the relationships that we have with our customers and negatively impact our reputation, which could harm our ability to attract new customers. Any of the foregoing could have adverse effects on our business, financial condition and results of operations.

Prospective operators of our aircraft may not be able to obtain the relevant regulatory approvals to operate our aircraft.

Our customers will need to obtain regulatory approval to operate the aircraft. This will include either obtaining an air (carrier) operator’s certificate from their national authority or amending an existing certificate to include our aircraft. If obtaining such approvals is significantly more difficult, costly or time consuming than envisaged, this may affect demand for our aircraft. Any of the foregoing would have adverse effects on our business, financial condition and results of operations.

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

A failure to increase air traffic capacity at and in the airspace serving key markets, including around major airports in the United States, Europe or overseas, could create capacity limitations for the future operations of the third party operators and could have an indirect material adverse effect on our business, results of operations and financial condition. In particular, delays and disruptions to customers’ services (especially during peak travel periods or adverse weather conditions in certain markets) could be caused by capacity constraints resulting from weaknesses in the relevant airspace systems and air traffic control systems, such as legacy procedures and technologies, or from zoning restrictions that limit flight volumes at existing airports or prevent the construction of new air traffic infrastructure.

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

Our business may be subject to stringent export and import control laws and regulations, as well as laws and regulations designed to protect national security. Unfavorable changes in these laws and regulations or licensing policies, failure to secure timely government authorizations under these laws and regulations, or failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operation.

Our business may be subject to stringent U.K., U.S. and other applicable import, export and re-export control laws and regulations, as well as laws and regulations designed to protect national security. We, and our suppliers, are required to import and export our products, software, technology and services, as well as run our operations in full compliance with such laws and regulations. Similar laws that impact our business exist in other jurisdictions. Pursuant to these trade control laws and regulations, we are required, among other things, to (i) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (ii) where necessary, obtain licenses or other forms of government authorization to engage in the conduct of our business. The authorization requirements may include the need to obtain export licenses or similar permissions from the relevant governmental regulators in order to export or re-export controlled products, software or technology, including to release such controlled goods to foreign person employees and other foreign persons, and to ensure compliance with the terms of such licenses or permissions. These foreign trade controls may prohibit, restrict or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export or transfer certain hardware, technical data, technology, software or services to certain countries and territories, entities and individuals and for end uses. U.K., U.S. or other applicable trade control laws and regulations may also change or lead to reclassifications of our products or technologies. A number of our key suppliers, including Honeywell, Leonardo, and GKN Aerospace, are based in, or have substantial engineering resources located in, the U.S. and are also actively involved in the defense industry. Due to the cutting edge nature of our industry and aircraft, the U.S., U.K. or other governments, could make key technologies that we, or our suppliers, are developing or are intending to use, subject to export control legislation, including the U.S. International Traffic in Arms Regulations or the Export Administration Regulations (the “EAR”). Furthermore, transactions involving our business may be subject to scrutiny and intervention by regulatory authorities in the interest of national security. For example, the U.K. National Security and Investment Act, which came into force on January 4, 2022, gives the U.K. government powers to scrutinize and intervene in business transactions, such as takeovers, to protect national security, including by way of nullifying transactions.

The inability to secure and maintain necessary export licenses and other authorizations, or the failure to comply with the terms of licenses that we have obtained, could negatively impact our ability to compete successfully or to operate our business as planned. In February 2022, we determined that we inadvertently released certain technology controlled under the EAR to up to four individual employees of a third party without appropriate authorization under the EAR. Such access was terminated immediately upon discovery, an internal review was commenced and, acting on advice of specialist legal counsel, we submitted an initial voluntary self-disclosure to the U.S. Commerce Department’s Office of Export Enforcement (“OEE”) in April 2022 followed by a final voluntary self-disclosure in December 2022. In January 2023 we received a letter from the OEE confirming that it believed the referenced conduct constituted a violation(s) of the Export Control Reform Act of 2018, 50 U.S.C. 4801-4852 ct and/or the EAR; but that the OEE had decided not to refer this matter for criminal or administrative prosecution and closed the matter with the issuance of the warning letter. The warning letter is in Vertical’s record and will be considered if future violations occur. There can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other U.K., U.S. or other relevant government regulatory approvals.

If we, our affiliates or our suppliers, are found to be in violation of these laws and regulations, it could result in civil and criminal, monetary and non-monetary penalties, nullification of transactions, the loss of export or import privileges, debarment and/or reputational harm, any of which may adversely affect our business, financial condition, and results of operation.

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

We are also subject to the Bribery Act, FCPA, and the U.S. PATRIOT Act, as well as the laws of the other countries in which we conduct our activities. The FCPA prohibits us and our officers, directors, employees, and agents and business partners acting on our behalf, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or otherwise securing an improper advantage to obtain or retain business. The FCPA further requires companies listed on U.S. stock exchanges to make and keep books and records that accurately reflect transactions and dispositions of assets and to maintain a system of internal accounting controls. The Bribery Act also prohibits:

(i)	“commercial bribery” of private parties, in addition to bribery involving domestic or foreign officials;
(ii)	the acceptance of bribes, as well as the giving of bribes, and
(iii)	“facilitation payments,” meaning generally low level payments designed to secure or expedite routine governmental actions or other conduct to which persons are already under obligations to perform.

The Bribery Act also creates a corporate offence of the failure to prevent bribery by our employees, officers, directors and other third parties acting on our behalf, to which it is a defense to maintain “adequate procedures” designed to prevent such acts of bribery.

We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with public officials responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. As we increase our global sales and business, we may engage with partners and third party intermediaries to market our aircraft and obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state owned or affiliated entities (in addition to private customers). We can be held liable for the corrupt or other illegal activities of these third party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not authorize such activities.

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

In the ordinary course of business, we collect, store, and transmit information, including personal information, in relation to our current, past or potential customers, business partners, employees and contractors. We therefore face particular privacy, data security, and data protection risks in connection with requirements of the European Union’s General Data Protection Regulation 2016/679 (“GDPR”), national implementing legislation of the GDPR, the United Kingdom GDPR and U.K. Data Protection Act 2018 (which retains the GDPR in U.K. national law (the “U.K. GDPR”)) and other data protection regulations in the European Economic Area (“EEA”) and the U.K. Among other stringent requirements, the GDPR and U.K. GDPR restrict transfers of data outside of the EEA and U.K. to third countries deemed to lack adequate privacy protections, unless an appropriate safeguard specified is implemented. Case law from the Court of Justice of the European Union (“CJEU”) states that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On October 7, 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for United States Intelligence Activities’ which introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU in relation to data transfers from the EEA to the United States and which formed the basis of the new EU-US Data Privacy Framework (“DPF”), as released on December 13, 2022. The European Commission adopted its Adequacy Decision in relation to the DPF on July 10, 2023, rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government), as a UK GDPR data transfer mechanism to U.S. entities self-certified under the UK Extension to the DPF. We currently rely on the standard contractual clauses to transfer personal data outside the EEA and the U.K., including to the U.S. among other data transfer mechanisms pursuant to the GDPR and U.K. GDPR. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF Adequacy Decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. Other countries have also enacted or are considering enacting similar cross border data transfer rules or data localization requirements. As this area and the enforcement landscape relating to it further develop, we could: suffer additional costs, complaints and/or regulatory investigations or fines; have to stop using certain tools and vendors and make other operational changes; have to implement revised standard contractual clauses or other mechanisms for existing intragroup, customer and vendor arrangements within any required time frames; and/or it could otherwise affect our future ability to deliver our products in the EEA, the U.K. and other foreign markets.

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

We cannot predict the prices at which our ordinary shares and our warrants will trade. The market price of our ordinary shares and our warrants may fluctuate substantially and may be lower than the current market price. In addition, the trading price of our ordinary shares and our warrants is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our ordinary shares and/or warrants as you might be unable to sell your securities at or above the price you paid. Factors that could cause fluctuations in the trading price of our securities include the following:

●	our ability to secure additional funding to continue as a going concern;
●	actual or anticipated fluctuations in our financial condition or results of operations;
●	variance in our financial performance from expectations of securities analysts;
●	our ability to remain in compliance with continued listing standards of the NYSE;
●	changes in the pricing of our products and services;
●	changes in our projected operating and financial results;
●	delays in the certification or production of our aircraft;
●	changes in laws or regulations applicable to our platform;
●	changes in senior management or key personnel;
●	announcements by us or our competitors of significant business developments, acquisitions or new offerings;
●	significant data breaches, disruptions to or other incidents involving our platform;

●	our involvement in litigation;
●	conditions or developments affecting the eVTOL industry;
●	future sales of our ordinary shares by us or our shareholders, as well as the anticipation of lock-up releases;
●	the trading volume of securities;
●	changes in the anticipated future size and growth rate of our markets;
●	sales and short-selling of our ordinary shares;
●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
●	general economic and market conditions; and
●	other events or factors, including those resulting from geopolitical conflicts, war, incidents of terrorism, global pandemics or responses to these events.

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

Additionally, if our ordinary shares and/or warrants become delisted from NYSE and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our ordinary shares and/or warrants may be more limited than if we were quoted or listed on the NYSE, Nasdaq or another national securities exchange. On November 15, 2024, NYSE notified us, and publicly announced, that the NYSE determined to commence proceedings to delist the Company’s public warrants, ticker symbol “EVTLW” (the “Public Warrants”), from the NYSE and that trading in the Public Warrants would be suspended immediately. The Public Warrants were issued in exchange for public warrants of Broadstone Acquisition Corp. in connection with our business combination therewith. The notice indicated that the NYSE has determined that the Public Warrants are no longer suitable for listing based on “abnormally low selling price” levels, pursuant to Section 802.01D of the NYSE Listed Company Manual. On December 4, 2024, the NYSE filed a Form 25 with the SEC, removing the Public Warrants from their listing on the NYSE. We do not intend to appeal the NYSE’s determination to delist the Public Warrants. You may be unable to sell your ordinary shares and/or warrants unless a market can be established or sustained.

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

Our issuance of additional share capital in connection with financings (including through the conversion of the Convertible Senior Secured Notes), acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders. Certain shareholders benefit from contractual rights to participate in future equity financings, which, if exercised, may result in greater dilution for other shareholders.

We expect to issue additional share capital in the future (including through the conversion of the Convertible Senior Secured Note, private placement transactions, public offerings and/or the Equity Subscription Line) that will result in dilution to all other shareholders. We have granted, and expect we will continue to grant equity awards to employees and directors under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may make or receive investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of our ordinary shares to decline.

On December 23, 2024, we entered into a Shareholder Letter Agreement with Mudrick Capital, Stephen Fitzpatrick and Imagination Aero (the “Shareholder Letter Agreement”), pursuant to which, among other things, we granted Mudrick Capital and Mr. Fitzpatrick certain rights to participate in our future equity offerings so long as Mudrick Capital and Mr. Fitzpatrick beneficially owns greater than 20% or 3% of our issued and outstanding ordinary shares, respectively. If Mudrick Capital or Mr. Fitzpatrick exercises such participation right, our other shareholders will experience further dilution of their ownership interests.

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

We will remain an emerging growth company until the earliest of: (1) December 31, 2026; (2) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (3) the date on which we have, during the previous rolling three year period, issued more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

The NYSE’s corporate governance rules require listed companies to comply with a number of corporate governance standards. As a foreign private issuer, we are permitted, and we intend, to follow certain home country corporate governance practices in lieu of several of such NYSE requirements, provided that we disclose the requirements we are not following and describe the corporate governance practices of the Cayman Islands that we are following.

For example, as long as we rely on the foreign private issuer exemptions under the rules of the NYSE, our compensation committee is not required to be comprised entirely of independent directors, we are not required to have a nominating and corporate governance committee composed entirely of independent directors, our audit committee is not required to have at least three members and shareholder approval is neither required for equity compensation plans and material revisions to those plans nor the issuance of more than 1% of our outstanding ordinary shares (including derivative securities thereof) in either number or voting power, the issuance of 20% or more of our outstanding ordinary shares (including derivative securities thereof) in either number or voting power or an issuance that would result in a change of control. Therefore, our board of directors’ approach to governance and securities issuances may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the NYSE corporate governance standards and shareholder approval requirements.

We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

As a “controlled company” within the meaning of the NYSE’s corporate governance rules, we are permitted to, and we intend to, rely on exemptions from certain of the NYSE corporate governance standards.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our ultimate controlling party controls a majority of the voting power of our outstanding ordinary shares making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the NYSE corporate governance standards, including the requirement that our compensation committee and our nominating and corporate governance committee consist entirely of independent directors.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the applicable accounting standards, which for us, is IFRS. As a result of being a public company, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish- a report by our management on, among other things, the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. This assessment needs to include disclosures of any material weaknesses identified by our management in our internal control over financial reporting.

In connection with the preparation and audit of our consolidated financial statements, as previously disclosed, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. For a description of the material weaknesses identified, as well as management’s remediation actions and plans to date, see Item 15. “Controls and Procedures.”

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

As discussed above, we have previously identified certain material weaknesses in connection with the preparation of our consolidated financial statements. If not remediated, the continued presence of these or other material weaknesses and/or significant deficiencies in any future financial reporting periods could result in financial statement errors that, in turn, could lead to errors in our financial reports, delays in our financial reporting, and that could require us to restate our operating result. Investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities could be materially and adversely affected. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined under Item 10.E. “Taxation—Material U.S. Federal Income Tax Considerations”) of ordinary shares or warrants, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. We remain an early-stage company and do not expect to realize revenue until our aircraft are manufactured and delivered to our customers. Until we generate revenue, our PFIC status would largely depend on whether we earn non-passive income, such as government grants and research and development tax credits, and whether the amount of such non-passive income exceeds 25% of our gross income for the relevant taxable year. While not clear, taking into account our income, assets and market capitalization, we believe that we were not a PFIC for the taxable year that ended on December 31, 2024.

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

We are controlled by our ultimate controlling party, whose interests may conflict with ours or yours in the future.

Mudrick Capital (including funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates) is our ultimate controlling party, and, as of February 14, 2025, held approximately 63% of the voting power of our outstanding share capital. Effective as of December 23, 2024, the Company’s Fourth Amended and Restated Memorandum and Articles of Association were adopted, which include certain amendments that, among other things, provide for a Board to consist of a majority of independent directors, and grant Mudrick Capital director nomination rights for a number of directors proportionate in number (rounded to the nearest whole number), on the basis of a Board consisting of seven directors, to its share ownership percentage so long as Mudrick Capital beneficially owns greater than 10% of our issued and outstanding ordinary shares (each an “Appointed Director”), provided that such nomination rights shall terminate on the first date on which Mudrick Capital beneficially owns less than 10% of our issued and outstanding ordinary shares on a fully diluted basis (assuming the exercise or exchange of all of our warrants, options and other similar instruments that are able to be exercised or exchanged as at the relevant date, and the full conversion of our outstanding Convertible Senior Secured Notes), and that the maximum number of Appointed Directors shall be capped as six so long as Mr. Fitzpatrick is entitled to remain on the Board as a result of his ultimate shareholding in the Company remaining above 3%.

Furthermore, pursuant to the Shareholder Letter Agreement, we granted Mudrick Capital certain rights to participate in our future equity offerings so long as Mudrick Capital beneficially owns greater than 20% of our issued and outstanding ordinary shares. Accordingly, Mudrick Capital (including funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates) currently exercises control over, and even if and when Mudrick Capital (including funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates) ceases to own a majority of our outstanding ordinary shares, will continue to exercise significant influence with respect to the composition of our board of directors as well as our management, business plans and policies. In particular, pursuant to rights granted to Mudrick Capital under the Shareholder Letter Agreement, Mudrick Capital may be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any acquisition of the Company, which could deprive you of an opportunity to receive a premium for your ordinary shares as part of such acquisition and ultimately could affect the market price of our ordinary shares.

We may issue additional ordinary shares through our Equity Subscription Line, upon the exercise of outstanding Public Warrants, Tranche A Warrants, Tranche B Warrants, the SF Warrants, the Convertible Notes Warrants and the Initial Virgin Atlantic Warrants, upon the exercise of the options granted pursuant to the 2021 Incentive Plan and the EMI Option Agreements, and/or through future issuances of equity or convertible debt securities, all of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of December 31, 2024, we had sold approximately 110,000 ordinary shares of the 2 million ordinary shares (as adjusted for the Reverse Share Split) registered for resale under the Equity Subscription Line. As of February 14, 2025, a total of 15,264,935 Public Warrants were issued and outstanding, with ten such warrants entitling the registered holder to purchase one ordinary share at a price of $115.00 per share (as adjusted for the Reverse Share Split). The Public Warrants became exercisable 30 days after the completion of the Business Combination and will expire at 5:00 p.m., New York City time, five years after the completion of the Business Combination or earlier upon redemption or liquidation. Furthermore, as of February 14, 2025, 7,500,000 Tranche A Warrants and 7,500,000 Tranche B Warrants were issued and outstanding. Each whole Tranche A Warrant entitles the holder thereof to purchase one Company ordinary share at an exercise price of $6.00 per share, is immediately exercisable as of its issuance and will expire at 5:00 p.m. New York City time on the earliest to occur of: (i) the satisfaction of both of the following conditions: (a) we successfully demonstrate a wing-borne flight of our VX4 prototype aircraft, which involves the aircraft (1) taking off as a Conventional Take-Off and Landing aircraft, (2) flying to high speed with lift generated by the wing and the tilt propellers facing forward, and (3) landing safely as a CTOL aircraft from such flight (the “Performance Condition”) and (b) the 10-day volume weighted average price of the ordinary shares as reported by Bloomberg Financial Markets commencing on the trading day immediately following the initial public disclosure by means of a press release or Form 6-K or equivalent form furnished to the SEC of the satisfaction of the Performance Condition is equal to, or greater than, one hundred and three percent (103%) of the Tranche A Warrant Price, the 30th calendar day following the date of the Initial Public Disclosure, and (ii) the five-year anniversary of the initial date of issuance. Each whole Tranche B Warrant entitles the holder thereof to purchase one Company ordinary shares at an exercise price of $7.50 per share, is immediately exercisable as of its issuance and will expire at 5:00 p.m. New York City time on the five-year anniversary of the initial date of issuance.

In addition, we have also adopted the 2021 Incentive Plan and entered into the EMI Option Agreements with certain of our employees, pursuant to which 7,768,705 ordinary shares are either issued or reserved for issuance as of February 14, 2025. The number of ordinary shares authorized to be issued under the 2021 Incentive Plan will be increased on January 1 of each calendar year from 2022 through 2031, by an amount equal to the lesser of (A) 5% of the ordinary shares outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of ordinary shares as determined by our Board. The Convertible Senior Secured Notes also may be converted at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes, which would result in the issuance of additional ordinary shares. The Convertible Notes Warrants and the Initial Virgin Atlantic Warrants issued to Mudrick Capital and Virgin Atlantic, respectively, immediately after the Closing of the Business Combination are also exercisable for up to 662,500 ordinary shares, with an exercise price of $115.00 per share or $100.00 per share, respectively (as adjusted for the Reverse Share Split). The SF Warrants issued to Imagination Aero are also exercisable for up to 5,000,000 ordinary shares, with an exercise price of $50.00 per share (as adjusted for the Reverse Share Split). To the extent additional ordinary shares are sold through the Equity Subscription Line, the warrants or options are exercised, the Convertible Senior Secured Notes are converted, or awards are made under the 2021 Incentive Plan or the EMI Option Agreements, additional ordinary shares will be issued, which will result in dilution to our shareholders and increase the number of ordinary shares eligible for resale in the public market. Sales of substantial numbers of such securities in the public market or the fact that such securities may be exercised could adversely affect the market price of our securities.

Furthermore, we may issue additional equity or convertible debt securities in the future which may dilute our existing shareholders’ holdings. In accordance with our Articles, we are currently authorized to issue 200,000,000 ordinary shares and 10,000,000 preferred shares, of which 84,692,721 ordinary shares were issued as of the date of this Annual Report, with 140,000 of such issued ordinary shares held in treasury. Existing shareholders will have no pre-emptive rights in connection with such further issuances. We cannot predict the size or nature of future issuances or the effect that future issuances and sales of our ordinary shares will have on the market price of our ordinary shares. Issuances of a substantial number of additional ordinary shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for our ordinary shares. With any additional issuance of our ordinary shares, our investors will suffer dilution to their voting power and economic interest.

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

For an overview of the history of VAGL, see “—B. Business Overview.”

The principal executive office of Vertical is Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom, and the telephone number of Vertical is +44 117 471 0150. Our agent for service of process in the United States is Cogency Global Inc., whose address is 122 East 42nd Street, 18th Floor, New York, New York 10168.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2024 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

Our Ownership History

Vertical Aerospace was founded in 2016 by Stephen Fitzpatrick to decarbonize air travel using technologies from across the aviation, energy and automotive industries. In 2021, the Company was listed on the NYSE following the closing of the Business Combination, through a special purpose acquisition company. Mr. Fitzpatrick served as our Chief Executive Officer since our founding in 2016 until May 2024, and as a member of our board of directors from May 2021 to January 2025. Mr. Fitzpatrick was our majority shareholder from the time of our listing on the NYSE until December 2024, when, pursuant to the Investment Agreement and First Supplemental Indenture, Mudrick Capital converted half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes into ordinary shares of the Company. Currently, Mudrick Capital (including funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates) is our ultimate controlling party, and, as of February 14, 2025, held approximately 63% of the voting power of our outstanding share capital.

Reverse Share Split

On September 16, 2024, the shareholders of the Company authorized the Board to effect a reverse share split of all of the Company’s outstanding ordinary shares. On September 16, 2024, the Board approved the implementation of a reverse share split at a ratio of one-for-ten shares, which became effective on September 20, 2024, adjusting all outstanding stock-based awards, including options, restricted stock units and warrants (the “Reverse Share Split”). Upon effectiveness of the Reverse Share Split, the Company’s ordinary shares trade under a new CUSIP number, G9471C206.

Recent Developments

Investment Agreement

On December 20, 2024, we entered into the Investment Agreement, by and among the Company, VAGL, Imagination Aero, a company wholly owned by Mr. Fitzpatrick, and Mudrick Capital, which sets forth, among other things, a commitment from Mudrick Capital to fund up to $50 million to the Company in its subsequent funding round, with $25 million funded on a non-contingent basis, and a backstop commitment for an additional $25 million to be funded by Mudrick Capital if the Company is not able to raise such amount in this offering.

We launched the funding round in January 2025 by way of the 2025 Offering, culminating in aggregate gross proceeds of $90 million, before deducting underwriting discounts and commissions and other offering expenses, which amount included the $25 million non-contingent funding commitment from Mudrick Capital.

Supplemental Indentures and Partial Conversion

On December 23, 2024, we entered into the First Supplemental Indenture, which sets forth certain amendments to the Indenture dated December 16, 2021. The amendments include: (i) effective December 15, 2024, increasing the interest rate applicable to the Convertible Senior Secured Notes to 10.00% for cash interest and 12.00% for PIK interest; (ii) extending the maturity date of the Convertible Senior Secured Notes to December 15, 2028; and (iii) providing for a fixed conversion price of $2.75 per ordinary share (or 363.636 ordinary shares per $1,000 principal amount) for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share (or 285.714 ordinary shares per $1,000 principal amount) for the other half.

Following the execution of the First Supplemental Indenture, in accordance with the Investment Agreement, the Partial Conversion occurred, wherein the holders of the Convertible Senior Secured Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per ordinary share, which resulted in the issuance of 47,343,585 ordinary shares by the Company to the holders of the Convertible Senior Secured Notes. Immediately following the Partial Conversion, the Company had 69,542,515 ordinary shares issued and outstanding (excluding ordinary shares held in treasury).

Following the Partial Conversion, as contemplated by the Investment Agreement, the Company and VAGL entered into the second supplemental indenture to the Indenture with the Trustee (the “Second Supplemental Indenture”), pursuant to which VAGL became a guarantor of the Convertible Senior Secured Notes under the Indenture on a senior secured basis.

Following the Partial Conversion, in accordance with the Investment Agreement, Mudrick Capital executed a Waiver, dated December 23, 2024, granting waivers to the Company in respect of certain existing and potential defaults, as well as any events of default potentially resulting therefrom, under the Indenture, subject to certain terms and conditions specified therein.

2025 Offering

On January 24, 2025, we closed the 2025 Offering, consisting of 15,000,000 Units, with each Unit consisting of (i) one ordinary share, (ii) one-half of one Tranche A Warrant, and (iii) one-half of one Tranche B Warrant. The 2025 Offering culminated in aggregate gross proceeds of $90 million, before deducting underwriting discounts and commissions and other offering expenses.

B.Business Overview

Overview

Our vision is to transform how the world moves. We are a global aerospace and technology company that is pioneering electric aviation, focused on designing, manufacturing and selling a zero operating emission electric vertical takeoff and landing (“eVTOL”) aircraft for use in the advanced air mobility (“AAM”) market, using cutting edge technology from the aerospace, automotive and energy industries.

Founded in 2016, we come from a deep aerospace and automotive mindset and we designed, built and flew two sub-scale prototype eVTOL aircraft in 2018 and 2019. We are currently developing, and are progressing towards the certification of, our flagship eVTOL, the VX4. Our first full-scale VX4 prototype successfully concluded its remote thrustborne flight test campaign in August 2023.

Our second, more advanced, full-scale VX4 prototype commenced flight tests in July 2024. In January 2025, we took another significant step in our testing program by successfully completing our first piloted thrustborne flight maneuvers. The milestone was achieved after we received approval from the CAA to expand our Permit to Fly, enabling us to progress from piloted thrustborne hover to piloted thrustborne low-speed flight maneuvers at altitude. The latest flight included roll, yaw and spot turn maneuvers.

Thrustborne flights, with lift generated by the propellers, are designed to assess the aircraft’s stability, battery efficiency, control characteristics, aerodynamics, structural and dynamic loads and performance across different speeds, enabling further assessment of how the VX4 behaves under real-world flight conditions. In February 2025, we completed the piloted thrustborne testing phase and we are now preparing for the next stage in the testing program – piloted wingborne flight, which we believe would be a world first for this type of aircraft.

The assembly of our third full-scale VX4 prototype, identical to the second, is underway. Both our second, and soon to be third, prototypes include much of our strategic partners’ technology that we plan to incorporate into our final certification aircraft.

We are targeting the VX4 to be capable of transporting a pilot and four passengers, traveling distances of up to 100 miles, and achieving cruise speeds of 150 mph, while producing minimal noise and zero operating emissions. The VX4 aircraft is being designed around existing certifiable technology, as well as certain novel technology such as the batteries and propellers which we are designing and developing in-house. Collectively, our experienced team has previously certified and supported the development of over 30 aircraft and propulsion systems around the world. We are currently one of the only eVTOL designers and original equipment manufacturers (“OEMs”) actively pursuing certification from the CAA and the European Union Aviation Safety Agency (“EASA”) with a winged vehicle. We aim to have our aircraft certified to safety targets the same as those to which large commercial airliners are subject, based on standards that are 100 times safer than those applicable to small single engine helicopters. EASA and the CAA have also agreed how they will collaborate on the certification of Vertical’s VX4, under the technical implementation procedures agreed as part of the UK’s withdrawal from the European Union. While both regulators have been working closely already, this sets the foundations for their certification experts to apply common standards and work together towards concurrent certification and validation of the VX4 by both authorities. In 2023, the CAA announced its intention to adopt EASA’s Means of Compliance to SC-VTOL, the standards against which European and UK manufacturers design eVTOLs. By achieving certification of our VX4 eVTOL aircraft from the CAA and EASA, we expect to leverage the work done with our home regulator to have the certification validated by other regulators where we intend to operate, including the United States Federal Aviation Authority (the “FAA”), Brazil’s National Civil Aviation Agency (“ANAC”) and Japan Civil Aviation Bureau (“JCAB”).

In March 2023, the CAA issued us with an eVTOL DOA, the scope of which was expanded in July 2024, enabling our engineers to sign-off compliance of an expanding range of technical areas, including additional aspects of flight control, avionics and electrical systems. By enhancing our capacity to carry out certification activities, we expect to streamline the overall certification process. UK and European aerospace companies cannot hold a type certificate, necessary for entry into service, without being granted a DOA. The DOA authorizes us to conduct design activities and issue design approvals within the DOA’s scope of approval.

We have forged strong relationships with industry-leading players to develop the various components of our aircraft. For instance, we are co-developing our flight controls systems with Honeywell, to unlock maximum performance with safe and simple to operate controls, reducing pilot workload and thereby reducing pilot training and operating costs. We are partnering with Leonardo, which has long-established experience in composite aerostructure development, to design, test, manufacture and supply the carbon composite fuselage and pylons for our full-scale VX4 prototype, with a view to expanding that partnership to the VX4. Combined, these features provide a flexible design to address different markets and a scalable design to facilitate manufacturing. We collaborate with Dassault, which provides and help us customize its 3Dx Platform software, in which we design, configure and develop the Digital Twin of our aircraft. Our proprietary battery system utilizes small format cylindrical cells to provide high power density while at the same time, being low cost and highly reliable, as well as utilizing safety features to ensure safety across all operations. We have selected Molicel to supply high power cylindrical cells for our VX4, as Molicel specializes in demanding, high-performance application of its batteries, with its technology already in use across space, advanced automotive and power tool applications. We are collaborating with Hanwha on the development and supply of electric actuator systems tailored for the VX4, as Hanwha has a long-established expertise in aerospace technology and flight critical actuator systems development across a broad portfolio of civil and defense aerospace and space applications. Our advanced propeller system uses four tilting propellers at the front of the aircraft and four stowable propellers at the rear to enable high efficiency in all phases of flight and support a vehicle noise signature that we believe will be less than 70dBA in hover, the same as low-level city traffic, and less than 50dBA in cruise, which is likely to be unnoticeable in an urban environment. We are working with Syensqo (formerly Solvay), one of the world’s leading chemical and advanced materials companies, to ensure that our materials and composites are high quality and sustainably sourced. Our electrical wiring interconnection systems (“EWIS”) for our aircraft are being developed by one of the leading aerospace engineering companies, GKN Aerospace. We have also taken advantage of GKN Aerospace’s integration expertise as we used its Global Technology Centre to assemble the majority of the first and now second full-scale VX4 prototype’s airframe. We are also working together with CAE, a market leader in flight simulation and training, to develop a best-in-class training program. CAE will be the exclusive training device provider, tailoring the high-fidelity, next-generation flight simulation training device for the VX4 aircraft. We believe these relationships will allow us to provide superior products at scale, while maintaining a lean cost structure and taking advantage of both internal and external research and development synergies.

Our ability to develop industry-leading aircraft is rooted in our team’s depth of talent, experience and culture. Our senior team includes technical experts handpicked from the aerospace and advanced automotive industries. Combined the team have certified over 30 aircraft and propulsion units. The complementary skill sets of our leadership team are critical to the success of the aircraft designs and our business.

In November 2024, we launched Flightpath 2030, our strategy for market leadership before the end of the decade through embedding a pioneering culture, redefining aerospace best practice, intelligent partnering and being safety obsessed. Flightpath 2030 sets out defined goals for Vertical to achieve by 2030. These are: to have delivered at least 150 aircraft to our customers, achieving significant milestones in high-quality production; achieving an annual production rate exceeding 200 VX4 units in Q4 2030, with plans to scale up to greater than 700 units per year in the medium-term; positioning the Company to become sustainably cash generative, achieving cash break-even in 2030, with gross profit margin currently expected to build to >40% in the following years; certifying the VX4 in 2028, followed by certifying its first major upgrade in 2030; and maintaining a zero accident rate.

We are developing a sophisticated eVTOL ecosystem that allows us to focus on providing a high quality experience. Our in-house expertise, together with our industry-leading partners, cover design, certification, assembly and manufacture, pilot experience, end-user experience and base platform performance. We aim to be one of the leading eVTOL aircraft OEMs, selling globally certified eVTOL aircraft to a variety of customers, including, commercial airlines, aircraft leasing companies, business aviation, tourism groups, mobility platforms and existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers. We also believe there is a potential market to provide OEM sales to a variety of industries beyond traditional airline and helicopter customers, such as tourism, where there is an opportunity to replace existing transportation options like minibuses, and the cargo and logistics industry, where there is potential to partner with global logistics firms and large retail customers. There is a further opportunity to generate revenue from other sectors such as emergency services, as eVTOL aircraft can be used for emergency patient and supplies transport, particularly in densely populated areas or military logistics transport, among other potential uses. We plan to explore the potential development of versions of the VX4 for such scenarios. Our strategy is to forge partnerships in key markets with partners that have existing demand and are local trusted brands with market specific knowledge. We believe that by partnering with such market players, we can extend their business models and build a market ecosystem that will allow us to expand our proposition over time. Our focus on system integration and establishment of an industrial supply chain is expected to enable rapid scaling of production of our aircraft.

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

With high population densities and transit activities, intercity markets are likely to be one of the key growth drivers in the AAM market in the upcoming years. According to UK Government Department for Transport statistics, in England alone, there were 313,000 licensed taxis and private hire vehicles in 2024, representing an 8.2% increase from 2023 and a 70% increase from 2005.

According to our analysis and route mapping with our customers, typical journeys within the targeted range of the VX4 include JFK to downtown Manhattan; Miami International Airport to Fort Lauderdale; London Heathrow to Cambridge or Nice to Monaco.

In addition to intercity opportunities, we see a number of very attractive hub-spoke markets such as the United Kingdom, where there are approximately 37 towns and cities with populations over 100,000 inhabitants within 100 miles of Heathrow Airport. These towns and cities represent a target population of approximately 7.7 million (excluding London), based on our internal analysis, that could be connected into the Heathrow hub. In addition to high frequency central business district hub shuttle services such as JFK to Manhattan and Heathrow to London city center, there are a number of high gross domestic product per capita target markets for fast, zero operating emission air taxi services to and from similar airports, representing an attractive market for first and business class propositions.

Our marketing and communications strategy is based upon a three-pronged approach: build awareness of the Vertical brand within our key markets, communicate our business narrative to influential audiences, and build a trusted and credible reputation with our customers, partners and wider audience. Critical to our progress so far has been the establishment of a globally recognized partner ecosystem which has been developed through focusing on the goal of technological and design superiority of the VX4, our pathway to certification and unique business model.

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

To position Vertical as one of the leading OEM brands, we have deployed our marketing and communications strategy across earned, paid and owned media channels as well as industry events. Our content strategy also focuses on co-developing stories with our customers and supply chain partners to leverage their audiences and support our aim of educating and inspiring audiences on the opportunities of electric flight. Our communications function plays a major role in articulating, persuading and inspiring our audiences of the opportunities within eVTOL travel and our business model, while we continue to inform the market of our progress through methods such as press releases, broadcast media and speeches at industry-leading conferences and events. Such events will be a part of our marketing strategy moving forward, enabling deeper customer relationships and the opportunity to share our flight test progress, demonstrate technological advancements and provide direct access to the Vertical team.

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

Our Business and Strategy

Prototype Flights Tests

We have successfully conducted flight testing of four prototype eVTOL aircraft in the United Kingdom. The VA-X1, our first prototype, was flown in 2018 as our proof of concept aircraft. This was a single seater eVTOL with four electric engines, each inside a ducted fan. The VA-X2 flew in 2019 and successfully demonstrated safe flight with a deliberate “motorout,” which is a critical step in obtaining certification from the CAA. The VA-X2 was a two seater, eight propeller aircraft that was capable of carrying up to 250 kg at speeds of up to 50 mph.

In September 2022, following a series of rigorous ground-based tests, including lift, vibration and propeller thrust, our first full-scale VX4 prototype started the first stages of a flight test campaign. By August 2023, operating under CAA approvals, this prototype had successfully completed a remote thrustborne flight test campaign (including lifting, hovering, flying and landing vertically, by the thrust of the aircraft’s propulsion system). The flight tests included numerous hovers, both tethered (with a pilot) and untethered, expanding the low-speed flight envelope under remotely piloted conditions and powered by our proprietary battery systems. During this flight test campaign, this first full-scale VX4 prototype reached its target speed of 40kts (70 kmph), demonstrating overall stability and control. Performance targets were generally exceeded by 10-30% during hover and low speed flights. The prototype performed especially well in sustained hover, typically the most challenging regime for a vertical take-off and landing (“VTOL”) aircraft, where it maintained level flight for longer than anticipated. The aim of these thrustborne flight tests was to verify acceptable stability, battery efficiency and control characteristics, aerodynamics, structural loads, performance and vibration throughout this speed range – all of which were achieved. This test flight campaign of our first aircraft provided us with significant learnings, which have helped inform the design of our second VX4 prototype.

On August 9, 2023, following the completion of our remote thrustborne flight test campaign, we conducted further uncrewed flight tests of the VX4 prototype aircraft under stress scenarios before its planned retirement, to understand how the aircraft would perform outside of its expected operating conditions. During one of these further flight tests, an unexpected fault occurred, causing the aircraft to enter into a stable descent before being damaged on impact with the ground. We completed a swift and thorough investigation and submitted a report to the Air Accidents Investigation Branch (“AAIB”). Both the AAIB’s and our reports concluded that the primary cause of the accident was due to an adhesive bond failure of a propeller blade. We had already redesigned the early generation propeller prior to the accident and are no longer using the same supplier.

In July 2024, we completed the build of our second more advanced full-scale VX4 prototype. This prototype incorporates additional technology from our partners that we expect to implement into our certification aircraft. The aircraft has been designed and built in collaboration with our global aerospace partners, including GKN Aerospace, Honeywell, Hanwha, Molicel, Leonardo and Syensqo, and features our next generation propellers and new proprietary battery technology, designed and manufactured at our Vertical Energy Centre.

The CAA issued a Permit to Fly in July 2024 following a rigorous evaluation of the engineering, design, test data and aircraft, and we began our piloted flight test campaign, completing our first tethered piloted flight in July 2024. In September, the latest VX4 completed Phase 1 of its piloted flight test program at the Vertical Flight Test Centre and in November 2024, it achieved piloted, untethered vertical take-off and landing for the first time as Phase 2 of its flight test program began. Through January 2025, untethered flight tests continued with Vertical becoming what we believe is only the second company in the world to achieve piloted thrustborne flight maneuvers with a full-scale vectored thrust eVTOL aircraft. These tests demonstrated the prototype aircraft’s ability to hover and progress to piloted, low-speed maneuvers using lift generated by the propellers. In February 2025, the piloted thrustborne testing phase was complete and we are now preparing for the next stage in the testing program – piloted wingborne flight, which we believe would be a world first for this type of aircraft. To progress to wingborne flight, the next phase of the flight test program, the CAA will first need to expand Vertical’s Permit to Fly. Transitioning from a tightly controlled test environment to more dynamic, scalable operations is a major step on the path to full certification and commercial viability.

Vertical is currently assembling an identical full-scale prototype which will accelerate the VX4’s flight test program and demonstration capability. Once assembled, we will take flight test learnings from both prototypes into the design and development of the certified VX4 model.

Prototype flight tests are a critical factor affecting the operating results of the Company. These tests provide essential data and insights that inform the design, safety, and performance of our aircraft. Successful flight tests validate our technological advancements and regulatory compliance, which are crucial for progressing towards certification and commercialization. Conversely, any material setbacks or delays in the flight test program can impact our timelines, costs, and investor confidence.

Focus on Certification

Safety is our highest priority. We are working to meet the most stringent aircraft certifications around the world, and our aircraft is being designed with certification in mind from the beginning. We are currently one of the only eVTOL designers and OEMs actively pursuing certification from the CAA and EASA with a winged vehicle using predominantly already available technology. We expect to achieve concurrent type certification from the CAA and EASA for our VX4 aircraft, with validation from the FAA and other international regulators expected to follow thereafter. As per our Flightpath 2030 strategy, we are targeting type certification in 2028.

To achieve type certification, new aircraft designs are required to undergo a rigorous assessment of the design where we demonstrate compliance against the strict airworthiness requirements. A type certificate for the aircraft’s design is an essential prerequisite for any individual aircraft of that design to be issued with a Certificate of Airworthiness from the relevant local airworthiness authority – the CAA in our case – which, in turn, allows the owner to fly that aircraft. This is a time-consuming and intense process, often extending over several years, which requires extensive ground and inflight testing with authorities, engineers and flight test pilots across a fleet of multiple aircraft. When we begin production, we expect to continue to interact with numerous government agencies and entities with respect to our production and quality systems. We are developing the systems and processes needed to obtain the required POA from the CAA and intend to obtain this approval as part of the process of manufacturing conforming aircraft in the leadup to obtaining a type certificate for the aircraft.

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

Many airworthiness authorities around the world have not yet declared their specific certification requirements for eVTOLs; however, we believe it is likely that different jurisdictions will harmonize certification bases, broadly aligning with either the CAA, EASA or the FAA’s requirements. Given the stringent and rigorous safety requirements of the CAA and EASA certifications, we believe that our design will meet the certification needs for any jurisdiction of our customers. We believe that our strong strategic partnerships with our technology partners, many of which have deep experience and pedigree in certifying against these standards, will give us a competitive advantage over our competitors. We are carefully and intentionally designing our aircraft with these standards in mind.

By the end of 2023, we had undertaken initial Technical Familiarizations with the five aviation regulators with which we are currently seeking Type Certification: the CAA, EASA, FAA, JCAB and ANAC.

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

The VX4: One of the Most Advanced eVTOL Aircraft Globally

The VX4 is our eVTOL aircraft at the center of our go-to-market strategy. After designing, building, testing and flying two earlier prototypes, the VA-X1 and the VA-X2, we unveiled the four passenger VX4 in 2020, which we believe is one of the most advanced eVTOLs globally. The VX4 is being designed to provide for a capacity of up to five people (one pilot, four passengers) and targeting travel distances of up to 100 miles, achieving cruise speeds of 150 mph. As per our Flightpath 2030 strategy, we intend the VX4 to be scalable to up to six passengers. It is anticipated that this upgrade would require minimal adjustments to the design or certification requirements to accommodate additional passengers.

In line with our mission to pioneer electric aviation, the VX4 will be fully electric and will produce zero operating emissions in flight. The VX4 has four tilting frontal propellers allowing it to take off vertically. The propellers rotate after takeoff and into flight mode. Based on our internal calculations, its noise levels are expected to be significantly quieter in cruise compared to a helicopter in cruise. The VX4 is also expected to be orders of magnitude safer than a similarly sized helicopter in line with what we expect from the CAA and EASA regulations for eVTOL aircraft.

The interior of VX4 is being designed to create an outstanding passenger experience. We are aiming to deliver the most powerful powertrain in the eVTOL industry, with a 200Wh/kg battery. Our second VX4 prototype powertrain is currently able to deliver 1.4 megawatts of peak power. This powertrain is expected to be oversized for our entry into service aircraft, which is designed to permit a generous payload for one pilot, four passengers in spacious club seating with luggage. This aircraft is also expected to have a separate luggage compartment, capable of approximately 45 pounds (or 20 kilograms) of luggage per passenger plus the option of additional room for small luggage under each passenger seat, with a total payload of approximately >990 pounds (or >450 kilograms). The VX4 is designed to have large side windows, providing spectacular views for the passengers. By virtue of the powertrain and the large fuselage of the existing aircraft architecture, it is expected that up to six passengers could be accommodated in future upgrades by adjusting the configuration.

Develop Strong eVTOL Ecosystem

Our business model is asset light. We have focused on creating an ecosystem that is a combination of key proprietary components that we have developed internally and strong strategic partnerships with industry leaders in order to design and manufacture an industry-leading eVTOL aircraft. We believe that this model will allow us to be more agile, flexible and reactive to future technologies and opportunities, as well as provide competitive user economics, which we expect will allow us to more rapidly scale our production once we have obtained certification.

Creating and Investing in Proprietary Designs and Superior Technology

We have invested and will continue to invest in certain proprietary features of our aircraft, including our battery system and propeller design. Our proprietary battery system utilizes small format cylindrical cells to provide a high performance, low cost, highly reliable and sustainable supply while ingraining safety features. In 2023, we developed our first full prototype battery pack in-house at the Vertical Energy Centre. We are aiming for entry into service with a 200Wh/kg battery, which is expected to enable the VX4 to conduct back-to-back missions, with fast charging cycles in-between, and minimized impact on the battery packs’ cycle life. Our advanced propeller system uses four tilting propellers at the front of the aircraft and four stowable propellers at the rear to enable high efficiency in all phases of flight. The impact tolerant and redundant propeller structure enables commercial aviation safety levels while supporting a vehicle noise signature that we believe will be less than 70dBA in hover, the same as low-level city traffic, and less than 50dBA in cruise, which is likely to be unnoticeable in an urban environment. Our second full-scale VX4 prototype utilizes our next iteration, second generation propellers.

Combining Proprietary Systems with Strategic Partners with Industry-Leading Expertise

We believe that our strategic partnerships create a sophisticated eVTOL ecosystem that allows us to focus on creating value for our customers throughout the process. We have sought out partnerships with industry leaders across critical components required to successfully design, develop and operate our aircraft. We have established strong collaborations and relationships with Honeywell, Dassault, Syensqo, GKN Aerospace, Leonardo, Molicel, Hanwha and CAE to support the development, manufacture and operation of our aircraft.

Powertrain —  Procurement process in progress

On May 22, 2024, we entered into an agreement with Rolls-Royce to terminate the contract we had previously entered into with Rolls-Royce to develop an Electric Propulsion Unit. Pursuant to the termination agreement, we received a cash payment from Rolls-Royce in an amount equal to $34 million. This follows Rolls-Royce’s announcement in November 2023 of its intention to seek a partner or buyer for its advanced air mobility activities. In connection with the termination agreement, Rolls-Royce transferred to us ordinary shares in the Company held by it, which Rolls-Royce acquired from the Company in a private investment transaction in 2021.

We do not expect this change to impact the timing of delivery of our plans. We are in advanced negotiations with potential replacement suppliers, one of which we are already collaborating with for our current prototype aircraft.

Flight Controls — Honeywell

We have partnered with Honeywell, a leading technology and manufacturing company, to develop our next generation avionics and flight controls. We believe the combination of our advanced flight control systems that have a high level of automation and state-of-the-art cockpit human machine interface will be key to reducing pilot workload, minimizing pilot training and operating costs. Our VX4 uses an advanced control system that is based on the system created for the Lockheed Martin F-35, and the triple-redundant architecture safety features of this system are expected to be certified to the same safety standards as commercial airlines. Our partnership with Honeywell provides us with globally recognized services that encompass the design, development and provision of avionics, fly-by-wire navigation and connectivity solution for eVTOL.

Digital Systems — Dassault Systems

Through our partnership with Dassault Systems, we have created the Digital Twin of the VX4 Aircraft in Dassault’s 3Dx Platform. Vertical is the 7th selected partner by Dassault, from over 8,000 aerospace and defense customers, meaning we have direct access to the Dassault R&D teams enabling collaboration in configuring and developing the software functionality for the digital twin aircraft. 3Dx is a cloud-based ecosystem representing the ‘single source of truth’ where our Product Life Management Infrastructure is built supporting the Design Assurance System (DAS) needed to maintain our DOA and eventually our POA. Through working with Dassault’s 3Dx Platform, we have been able to deliver business efficiencies through ‘out-of-the-box’ solutions and via enhancement requests providing working methodologies ahead of the program needs. These efficiencies include time savings in producing the Configuration Report (required by the CAA Permit to Fly).

Composites — Syensqo (formerly Solvay)

We partnered with Syensqo, a global leader in materials, solutions and chemicals, to access the composite materials and adhesives needed for our aircraft. Syensqo brings extensive expertise across aerospace, motorsport and automotive, and Syensqo is pioneering the development of advanced composite materials and manufacturing technologies that bring the benefits of lightweight solutions that can be manufactured with a high degree of automation, using the minimum amounts of materials to enable high production rates and low costs. Working closely with Syensqo has ensured that our aircraft structure, propellers and battery containment system are not only composed of high-quality materials, but also that we are sourcing our materials in a sustainable and innovative way.

Electrical Wiring Interconnection Systems — GKN Aerospace

We are working together with GKN Aerospace, a provider of cutting edge components for some of the world’s leading aircraft and helicopters, to create the EWIS for our aircraft. GKN Aerospace designs and manufactures aerospace systems and components for a variety of aircraft and engine manufacturers around the world, and its high volume production capabilities are expected to help drive the global production of the VX4. We expect that the EWIS provided by GKN Aerospace will contribute to lower costs and weight of our aircraft, improving its overall performance. We have co-located teams in order to leverage GKN Aerospace’s integration expertise and industrial capability, and we assembled the first and second full-scale VX4 prototype airframe, and currently assembling the third, at GKN Aerospace’s Global Technology Centre in Bristol.

Carbon composite Fuselage – Leonardo

Leonardo Aerostructures is a world leader in advanced composite aerospace structures, producing one piece barrel sections and horizontal stabilizers for aircraft such as the Boeing 787. Leonardo is bringing its technology and scale manufacturing experience to bear in the manufacture of the Fuselage and Pylons for the second and third VX4 prototype, which is currently being assembled.

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

Building Commercial Partnerships for the Future

We have deployed a sales strategy engaging in direct sales to operator customers and third party distribution networks. Certain customer obligations are expected to be fulfilled via third party agreements. Our salesforce has identified and targeted key prospects from a pool of over 5,000 airlines with ICAO codes worldwide that are seeking to capitalize on the growth of the AAM market. As part of this approach, we have entered into arrangements with several commercial partners, or their permitted assigns, for multiple pre-orders and pre-order options for our aircraft, including with American Airlines, Marubeni, Iberojet, Avolon, Bristow, Babcock International, FLYINGGROUP and Kakao Mobility in order to further our global route to market strategy.

American Airlines

We launched collaborative efforts with the world’s largest airline, American Airlines, as a cornerstone for our go-to-market deployment in the United States in June 2021. American Airlines has agreed to pre-order, subject to certain conditions precedent, up to 250 of our aircraft, with an option to order an additional 100 aircraft, which has an aircraft order value of approximately $1 billion to $1.4 billion. We committed to reserve delivery slots for the first 50 aircraft in exchange for a pre-delivery payment to be made upon entering into a master purchase agreement containing the final terms for the purchase of aircraft, which will be released to Vertical upon the satisfaction of certain conditions agreed by the parties, and later be used to set off against the purchase price for the number of aircraft ultimately purchased by American Airlines. Such Pre-Delivery Payment may be refundable in full to American Airlines under certain circumstances. Beyond aircraft sales, we have been working together with American Airlines to bring AAM to the United States including identifying necessary infrastructure, reviewing routes and propositions, as well as discussing, certification and regulation. As part of this collaboration, American Airlines will benefit from certain equity incentives upon the fulfilment of the commitment to purchase aircraft.

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

Bristow

We launched a partnership with Bristow, a leading global provider of vertical flight solutions to government and civil organizations, to develop a joint working group to collaborate on identifying key regulatory bodies in key markets of anticipated operation; analyzing demand, fleet size, infrastructure and storing requirements; identifying potential key customers and markets; analyzing public acceptance and environmental requirements. Bristow has agreed to pre-order, subject to certain conditions, up to 50 of our aircraft, with an aircraft order value of up to $200 million. We believe that partnering with Bristow will enable us to accelerate the commercial operation of eVTOLs and effectively disrupt the helicopter market with our zero operating emissions, quiet, low operating cost VX4 as an alternative to traditional helicopters.

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

All of the pre-orders held by American Airlines and Avolon are treated separately from their investments in our company through the PIPE. For more information about the conditions for each of the pre-orders and pre-order options, as well as the receipt of a pre-delivery payment from Marubeni, please see “Risk Factors — Risks Related to Our Business and Industry — All of the pre-orders we have received for our aircraft are not legally binding, are conditional and may be terminated without penalty at any time by either party. If these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected.”

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

We are working with local transport and aviation authorities, airspace, infrastructure, energy and mobility providers, together with our partners, to comply with local requirements and ensure that there will be the necessary infrastructure and regulations in place for our aircraft and for our partners’ expected operations. A collective effort will be required of both us and our ecosystem partners in order to develop policies and ensure public acceptance, prepare infrastructure and airspace integration for future operations. As part of this work, we are a member of The Air Mobility Ecosystem Consortium (AMEC) which brings together a wide-ranging group of world-leading public and academic institutions, including AtkinsRéalis, Skyports, NATS, Connected Places Catapult, Cranfield University and WMG - University of Warwick, Bristol Airport, London City Airport and Heathrow Airport, to demonstrate the commercial and operational viability of AAM in the UK.

We are also undertaking demand analysis and network simulation to allow us to anticipate societal and economical value. Our mission and concepts of operation, together with our strategic partnerships across key markets, will help us to ensure the effective integration of our aircraft and ecosystem with other existing transport means and networks.

We have already started executing our sales strategy through our collaborations with American Airlines, Avolon, Bristow, Iberojet, Marubeni, Babcock International, FLYINGGROUP and Kakao Mobility. Certain customer obligations are expected to be fulfilled via third party agreements. We are working together with all our commercial partners to define the roadmap for the upcoming years that will enable safe entry into service.

We have a significant number of pre-orders from our existing customers. While we are being selective in our active pursuit of more pre-orders, our pre-order book remains open to new customers.

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

Carefully Selected Team with Leading Aerospace and Automotive Expertise

We have a highly experienced senior team that includes individuals from the aerospace and advanced automotive industries, led by our Chief Executive Officer, Stuart Simpson, who previously served as CFO of Avast plc, a FTSE 100 company, before its $8 billion acquisition by NortonLifeLock, and as Interim CEO, CFO and COO at Royal Mail, and has a long history of experience working in the automotive industry, working for General Motors and Rolls-Royce and Bentley Motor Car Company; Michael Cervenka, our Chief Commercial and Strategy Officer, who previously served as Head of Future Technologies, among other key roles, at Rolls-Royce; David King, our Chief Engineer, who previously served as the Chief Engineer of the AW609 at Leonardo and at aircraft manufacturer Bell Aircraft, where he was Chief Engineer and launched Bell’s newest commercial helicopter design and certification project, the Bell 525 Relentless; Dr Limhi Somerville, our Engineering Director, who previously chaired the EUROCAE WG-112 Electrical working group and worked at Jaguar Land Rover and Argonne National Laboratory; and Charlotte Cowley, Director of Strategic Finance, who previously led Investor Relations for Burberry Group and Aston Martin Lagonda, where she supported successful capital raises. We believe that our management team is crucial to our success, including our ability to create proprietary systems and work closely with our strategic partners to bring what we believe will be an industry-leading eVTOL aircraft to market.

Dómhnal Slattery rejoined Vertical as Chairman of our Board in January 2025, after previously serving as Chairman from January 2022 to August 2023. Mr. Slattery brings over three decades of global aviation industry expertise and is one the world’s leading aircraft leasing and finance pioneers, having founded and built Avolon and SMBC Aviation into leading industry players, which are respectively ranked as the number two and three aircraft leasing companies in the world. Mr. Slattery is also CEO and Chairman of Clahane Capital.

The complementary skill sets of our handpicked, high-class team are critical to the success of the aircraft designs and our business. We are headquartered in Bristol, which is at the center of the United Kingdom’s aerospace cluster, giving us a unique access to talent and aerospace technical and supply chain ecosystems, which we believe differentiates us from our competitors and increases the barriers to entry.

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

As per our Flightpath 2030 strategy, we aim to have delivered at least 150 aircraft to our customers, by the end of the decade, achieving significant milestones in high-quality, large-scale production. We are targeting an annual production rate exceeding 200 VX4 units by the fourth quarter of 2030, with plans to scale up to greater than 700 units per year in the medium-term, to deliver against our leading pre-order book. To achieve this goal, Ross Crawford, who has extensive experience in early stage manufacturing ramp ups, including at Jaguar Land Rover, was appointed in November 2024 to lead Vertical’s manufacturing capabilities.

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

Our Focus on Sustainable Manufacturing and Safety

We plan to design our facilities and manufacturing processes to be efficient, safe and sustainable in order to minimize our carbon footprint and encourage us to be leaders in creating environmentally friendly manufacturing practices and aircraft. We have partnered with Syensqo and Leonardo, global leaders in composite materials in aerospace, to incorporate lightweight composite materials that allow our aircraft to be lighter, and therefore, more fuel efficient, while also providing a high quality experience that exceeds that of metal parts.

Attractive Aircraft Unit Economics Driving Adoption

We believe that our VX4 aircraft will offer compelling operating costs across a range of potential missions. We believe our expected low operating costs will enable operators to offer prices at a reduction to existing helicopter ridesharing services, ensuring affordability for passengers and enabling mass adoption. The VX4 is being designed to allow flexibility in operators running both intra-city and inter-city missions not just for passenger operations but also potentially cargo, medivac and other use cases. Compared to helicopters, we believe some of the key cost advantages of the VX4 will be: a reduced part count and complexity, lowering maintenance costs; simplified aircraft operations through simpler training and greater accessibility, which can ultimately lead to lower costs; and an expected greater utilization of the aircraft as a result of greater landing site utilization due to reduced noise and lower costs as demand for the aircraft increases over time and they gain more popularity. Benchmarking against existing helicopter ridesharing operations and engaging in dialogue with our key strategic partners provides us with clearer visibility on operational costs.

We believe our low production costs and ability to rapidly scale production to meet customer demands will also help to drive our future OEM sales. Through our collaborative industrial partnerships with key component providers, we have strong confidence in our bottom-up component by component projected cost structure for the VX4. We have a number of certification and early production contracts signed and will negotiate future production contracts that include global aftermarket support and other services to support our production process. These cover an extensive proportion of the cost base of the aircraft and gives us strong certainty of what we can deliver in the future. Moreover, we believe our access through strategic partners to vast aerospace supply chains will allow us to rapidly increase production while maintaining our cost structure. Our strategic aerospace partners have the capabilities to manufacture at scale while meeting stringent aviation technical requirements, which gives us a competitive advantage against competitors with lower specification automotive partnerships or start-up companies that have chosen to predominantly vertically integrate their manufacturing activities.

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

We also believe there are opportunities to expand ground infrastructure and create air traffic efficiencies, and we expect to work with local authorities and other stakeholders to identify and develop procedures along high demand routes to support increased scale and operational tempo. In the long term, digital clearance deliveries, airspace authorizations and automated coordination between service providers and operators may be required to further increase airspace scalability. We expect to continue to be involved in the long term activities to develop community based concepts and technologies to further enable scaling towards mature and autonomous operations in order to ensure that our aircraft can provide the necessary benefits to our customers, regulators and the communities in which we operate.

Joint Working Group and Policy Engagements with Decision Makers

EASA regulations have significantly matured in recent years, and our team has been at the forefront of shaping these regulations. In addition, we have established joint working groups with our commercial and strategic partners. Through these groups, we have an ecosystem of partners with expertise or decision making responsibility in all the key areas needed to bring the VX4 to market, including regulation, infrastructure, air traffic control, finance and operations. This ecosystem provides us with access to deep experience of flight operations and existing networks. This allows us to model the specific requirements in our various markets, including mission routes, developing network mapping, infrastructure needs and services such as pilot training and MRO. We believe these joint working groups are a key component of bringing the VX4 to market and a key differentiator, and we expect to continue engaging with them in the medium to long term.

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

As of December 31, 2024, we have one granted patent in the United Kingdom, one allowed (but not yet granted) patent application in the United States and fifteen pending (but not yet allowed) patent applications (seven in the United Kingdom, two in the United States, three in Europe under the European Patent Convention, one in Japan, one in China, and one international application under the Patent Cooperation Treaty) covering ten inventions. Four of the seven United Kingdom patent applications, and the international application, may be extended into multiple other territories worldwide. The European patent applications, if granted, can be extended to protect the inventions in any European territory of interest. The territories will be selected based on a cost-benefit analysis. Our patent applications, all but eight of which are in the public domain, relate to our vehicle configuration, propulsion systems, thermal management, propeller arrangements, battery pack, and power distribution system.

As of December 31, 2024, we have four registered trademarks. We have three registered trademarks in the United Kingdom and one registered international trademark under the Madrid Protocol, which designates Australia. The international trademark may be extended into multiple other territories worldwide.

We regularly review our development efforts to assess the existence and patentability of new inventions, and we will file additional patent applications when we determine it would benefit our business to do so.

Furthermore, we monitor competitor patent portfolios and take pre-emptive action to mitigate potential risks posed by competitor patents. As of December 31 2024, we have filed an Opposition with the European Patent Office against one such competitor patent.

Our Employees

As of December 31, 2024, we had 359 full-time employees, including one intern employee and 8 fixed term contract employees. We are actively recruiting new employees as we continue to scale our operations. Our hiring strategy has been to acquire top talent across various disciplines to help us to build our high-quality eVTOL aircraft. As a result, we have assembled what we believe to be a world-class engineering team with extensive experience in certification, aircraft design, systems integration, aerodynamics, noise, electric propulsion, batteries, lightweight composite structures, mechanical systems and manufacturing.

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

While there are differentiated approaches to vehicle designs and business models, we believe that our aircraft and business model offer the highest chance for success on a global scale. Our differentiated aircraft, best-in-class battery and passenger accommodation, certifying to the highest levels of safety in aviation, and partner ecosystem position us well to be successful in the global markets.

Seasonality

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our historical rapid growth.

C. Organizational Structure

The legal name of our company is Vertical Aerospace Ltd. and we are organized under the laws of the Cayman Islands as an exempted company. Our wholly-owned operating subsidiary, VAGL, is a private limited company incorporated under the laws of England and Wales.

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

Vertical Flight Test Centre

We have a dedicated flight test centre located at Cotswold Airport, Kemble, England, United Kingdom. Our facility in Kemble is comprised of three aircraft hangars and ancillary buildings. One hangar is leased from a third party for a term of five years expiring in 2026, covering an aggregate of approximately 50,000 square feet. The other two hangars are leased from a third party for a term of 12 months expiring in 2026, with each covering an aggregate of approximately 6,500 square feet. Ancillary buildings, used for office and workshop space, are leased on a short term basis, providing an additional aggregate of approximately 5,000 square feet.

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

Financing

We expect to continue to use cash, including the proceeds of the Business Combination, the PIPE Financing, SF Investment, Equity Subscription Line, Convertible Senior Secured Notes, 2025 Offering and other future financing to fund our continued expansion.

Item 4A.  Unresolved Staff Comments

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2022 specifically as well as the year-over-year comparison of our 2023 financial performance to 2022 has been reported previously in our Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 14, 2023 under Item 5. “Operating and Financial Review and Prospects.”

Overview

Our vision is to transform how the world moves. We are a global aerospace and technology company that is pioneering electric aviation, focused on designing, manufacturing and selling a zero operating emission eVTOL aircraft for use in the AAM market, using cutting edge technology from the aerospace, automotive and energy industries.

Founded in 2016, we come from a deep aerospace and automotive mindset and we designed, built and flew two sub-scale prototype eVTOL aircraft in 2018 and 2019. We are currently developing, and are progressing towards the certification of, our flagship eVTOL, the VX4. Our first full-scale VX4 prototype successfully concluded its remote thrustborne flight test campaign in August 2023.

Our second, more advanced, full-scale VX4 prototype commenced flight tests in July 2024, achieving the milestone of piloted thrustborne flight maneuvers in January 2025. The assembly of our third full-scale VX4 prototype, identical to the second, is underway. Both our second, and soon to be third, prototypes include much of our strategic partners’ technology that we plan to incorporate into our final certification aircraft.

We are targeting the VX4 to be capable of transporting a pilot and up to four passengers, traveling distances of up to 100 miles, and achieving cruise speeds of 150 mph, while producing minimal noise and zero operating emissions. The VX4 aircraft is being designed around existing certifiable technology, as well as certain novel technology such as the batteries and propellers which we are designing and developing in-house. Collectively, our experienced team has previously certified and supported the development of over 30 aircraft and propulsion systems around the world. We are currently one of the only eVTOL designers and OEMs actively pursuing certification from the CAA and EASA with a winged vehicle. We aim to have our aircraft certified to safety targets the same as those to which large commercial airliners are subject, based on standards that are 100 times safer than those applicable to small single engine helicopters. EASA and the CAA have also agreed how they will collaborate on the certification of Vertical’s VX4, under the technical implementation procedures agreed as part of the UK’s withdrawal from the European Union. While both regulators have been working closely already, this sets the foundations for their certification experts to apply common standards and work together towards concurrent certification and validation of the VX4 by both authorities. In 2023, the CAA announced its intention to adopt EASA’s Means of Compliance to SC-VTOL, the standards against which European and UK manufacturers design eVTOLs. By achieving certification of our VX4 eVTOL aircraft from the CAA and EASA, we expect to leverage the work done with our home regulator to have the certification validated by other regulators where we intend to operate, including the FAA, ANAC and JCAB.

In March 2023, the CAA issued us with an eVTOL DOA, the scope of which was expanded in July 2024, enabling our engineers to sign-off compliance of an expanding range of technical areas, including additional aspects of flight control, avionics and electrical systems. By enhancing our capacity to carry out certification activities, we expect to streamline the overall certification process. UK and European aerospace companies cannot hold a type certificate, necessary for entry into service, without being granted a DOA. The DOA authorizes us to conduct design activities and issue design approvals within the DOA’s scope of approval.

We are developing a sophisticated eVTOL ecosystem that allows us to focus on providing a high quality experience. Our in-house expertise, together with our industry-leading partners, cover design, certification, assembly and manufacture, pilot experience, end-user experience and base platform performance. We aim to be one of the leading eVTOL aircraft OEMs, selling globally certified eVTOL aircraft to a variety of customers, including, commercial airlines, aircraft leasing companies, business aviation, tourism groups, mobility platforms and existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers. We also believe there is a potential market to provide OEM sales to a variety of industries beyond traditional airline and helicopter customers, such as tourism, where there is an opportunity to replace existing transportation options like minibuses, and the cargo and logistics industry, where there is potential to partner with global logistics firms and large retail customers. There is a further opportunity to generate revenue from other sectors such as emergency services, as eVTOL aircraft can be used for emergency patient and supplies transport, particularly in densely populated areas or military logistics transport, among other potential uses. We plan to explore the potential development of versions of the VX4 for such scenarios. Our strategy is to forge partnerships in key markets with partners that have existing demand and are local trusted brands with market specific knowledge. We believe that by partnering with such market players, we can extend their business models and build a market ecosystem that will allow us to expand our proposition over time. Our focus on system integration and establishment of an industrial supply chain is expected to enable rapid scaling of production of our aircraft.

Key Factors Affecting Operating Results

Prototype Flights Tests

In September 2022, following a series of rigorous ground-based tests, including lift, vibration and propeller thrust, our first full-scale VX4 prototype started flight tests. By August 2023, operating under CAA approvals, this prototype had successfully completed a thrustborne flight test campaign (including lifting, hovering, flying and landing vertically, by the thrust of the aircraft’s propulsion system). The flight tests included numerous hovers, both tethered (with a pilot) and untethered, expanding the low-speed flight envelope under remotely piloted conditions and powered by our proprietary battery systems.

On August 9, 2023, following the completion of our remote thrustborne flight test campaign, we conducted further uncrewed flight tests of the VX4 prototype aircraft under stress scenarios before its planned retirement, to understand how the aircraft would perform outside of its expected operating conditions. During one of these further flight tests, an unexpected fault occurred, causing the aircraft to enter into a stable descent before being damaged on impact with the ground. We completed a swift and thorough investigation and submitted a report to the Air Accidents Investigation Branch (AAIB). Both the AAIB’s and our reports concluded that the primary cause of the accident was due to an adhesive bond failure of a propeller blade. We had already redesigned the early generation propeller prior to the accident and are no longer using the same supplier.

In July 2024, we completed the build of our second more advanced full-scale VX4 prototype. This prototype incorporates additional technology from our partners that we expect to implement into our certification aircraft. The aircraft has been designed and built in collaboration with our global aerospace partners, including GKN Aerospace, Honeywell, Hanwha, Molicel, Leonardo and Syensqo, and features our next generation propellers and new proprietary battery technology, designed and manufactured at our Vertical Energy Centre.

The CAA issued a Permit to Fly in July 2024 following a rigorous evaluation of the engineering, design, test data and aircraft, and we began our piloted flight test campaign, completing our first tethered piloted flight in July 2024. In September, the latest VX4 completed Phase 1 of its piloted flight test program at the Vertical Flight Test Centre and in November 2024, it achieved piloted, untethered vertical take-off and landing for the first time as Phase 2 of its flight test program began. Through January 2025, untethered flight tests continued with Vertical becoming what we believe is only the second company in the world to achieve piloted thrustborne flight maneuvers with a full-scale vectored thrust eVTOL aircraft. These tests demonstrated the prototype aircraft’s ability to hover and progress to piloted, low-speed maneuvers using lift generated by the propellers. Phase 2 concluded in February 2025, with the prototype completing over thirty piloted test flights in this phase, including successful hover and low speed flight maneuvers, as well as executing handling and performance procedures including roll, yaw, and spot-turns.

Vertical is currently assembling an identical full-scale prototype which will accelerate the VX4’s flight test program and demonstration capability. Once assembled, we will take flight test learnings from both prototypes into the design and development of the certified VX4 model.

Prototype flight tests are a critical factor affecting the operating results of the Company. These tests provide essential data and insights that inform the design, safety, and performance of our aircraft. Successful flight tests validate our technological advancements and regulatory compliance, which are crucial for progressing towards certification and commercialization. Conversely, any material setbacks or delays in the flight test program can impact our timelines, costs, and investor confidence.

Commercialization

We have deployed a sales strategy engaging in direct sales to operator customers and third party distribution networks. Our salesforce has identified and targeted key prospects from a pool of over 5,000 airlines with ICAO codes worldwide that are seeking to capitalize on the growth of the AAM market. As part of this approach, we have entered into arrangements with several commercial partners for multiple pre-orders and pre-order options for our aircraft, including with American Airlines, Avolon, Bristow, Marubeni, Kakao Mobility, Iberojet, FLYINGGROUP as well as (through Avolon’s VX4 placements) Japan Airlines (JAL), Gol, Gözen Holdings and AirAsia – with certain customer obligations expected to be fulfilled via third party agreements. Marubeni has made a pre-delivery payment to reserve delivery slots for the first 25 VX4 aircraft of its conditional pre-order of up to 200 aircraft. In addition, American Airlines has committed to pay a pre-delivery payment in exchange for our commitment to reserve delivery slots for the first 50 VX4 aircraft of American Airline’s conditional pre-order of 250 aircraft (and pre-order option for a further 100 aircraft). This pre-delivery payment is subject to the satisfaction of certain conditions, including the entering into a master purchase agreement that will contain the final terms for the purchase of the aircraft. All such pre-orders, options and commitments are not legally binding, are conditional and may be terminated without penalty at any time by either party and any pre-delivery payments may be fully refundable upon certain circumstances.

Development of the Advanced Air Mobility Market

We believe that deploying a new type of aerial mobility network in and between cities represents an extensive market opportunity that we expect to expand over time. We intend to seize on the untapped demand for getting into and out of city centers globally, as certain existing travel methods can be impractical, inconvenient or unaffordable. Our long term financial performance ultimately depends on the demand for such short distance aerial transportation and the growth of the AAM market. We, and the eVTOL sector more generally, seek to displace the current incumbents by taking market share and/or benefitting from the incremental growth in demand.

There are two critical factors that will enable us to secure a prominent position in the AAM market: firstly, our ability to develop, certify and manufacture our aircraft, and secondly, the adoption of eVTOL as an alternative mode of transport. Our success in development and manufacturing will be dependent on overcoming several challenges around key manufacturing considerations, such as wing borne capability and battery efficacy. We plan to continue to invest in our infrastructure, workforce and research and development efforts to ensure that we will be able to deliver our aircraft to our customers in a timely manner.

While we believe that there will be a significant market for AAM in the future, there is a possibility that consumer resistance may be significant, as there may be misconceptions about eVTOL safety, performance and reliability. Additional factors impacting the pace of adoption of AAM and aerial transportation include but are not limited to: perceptions about eVTOL quality and cost; perceptions about the limited range over which eVTOL may be flown on a single battery charge; the evolution and availability of competing forms of transportation, such as ground or air taxi or ride hailing services; the development of adequate infrastructure; consumers’ perception about the convenience and cost of transportation using eVTOL relative to ground based alternatives; and, in particular, improvements in fuel efficiency, autonomy, or electrification of cars. In addition, macroeconomic factors could impact demand for AAM services, particularly if end user pricing is at a premium to ground based transportation alternatives. If the market for AAM does not develop as expected, this would impact our ability to generate revenue or grow our business.

Competition

We face immediate competition from other eVTOL manufacturers, suppliers and operators as well as ground based mobility solutions and local and regional incumbent helicopter and aircraft charter services. While we expect to be one of the pioneering companies to market eVTOL aircraft, we expect this industry to be increasingly competitive, and it is possible that our competitors could launch in one or more markets ahead of us. Even if we are among the first to market, any anticipated advantages may not crystallize if new companies or existing aerospace companies launch competing solutions in the markets in which we intend to operate and/or if any of our competitors obtain large-scale capital investment to speedily scale up their distribution capability. Existing AAM operators may also take actions to protect their customer base, which could prevent us from gaining market share in markets in which we intend to operate. For a more comprehensive discussion, please see Item 3.D. “Risk Factors — Risks Related to Our Business and Industry” in this Annual Report.

Regulatory Landscape

We are, and will be, subject to significant regulation relating to aircraft safety and testing, accessibility, battery safety and testing and environmental regulation in the United Kingdom, European Union, the United States and other markets in which we intend to operate. These requirements create additional costs and possibly production delay in connection with design, testing and manufacturing of our aircraft. For more information, see Item 4.B. “Business Overview— Our Regulatory Strategy” and Item 3.D. “Risk Factors — Risks Related to Our Regulatory Environment” in this Annual Report.

Trends and Other Factors Affecting our Business

We are closely monitoring the possible impact that ongoing geopolitical conflicts (including the ongoing war between Russia and Ukraine) and tensions may have on the Company and any adverse effects they could have on our business and strategic plans. Although we do not believe that any ongoing geopolitical conflicts have had a direct impact upon us, we are continuing to monitor and evaluate if our design and development activities, regulatory certification processes and ability to maintain our current business relationships and contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of the VX4, could be adversely affected by such conflicts.

We also continue to closely monitor the possible effects of general economic factors on our business and planning, including among other things the impact of inflation, financial and credit market fluctuations and implementation of tariffs under the new Trump administration and retaliatory tariffs by the targeted countries. These factors have, and may continue to, put pressure on our costs for employees and materials and services we procure from our suppliers.

For additional information on risks posed by geopolitical conflicts and general economic factors, see “Item 3. D “Risk Factors.” of this Annual Report.

Convertible Senior Secured Notes

On December 16, 2021, we issued the Convertible Senior Secured Notes to Mudrick Capital with a principal amount of $200 million.

On December 23, 2024, in accordance with the First Supplemental Indenture:

(i)	The maturity date of the Convertible Secured Senior Notes was extended from December 15, 2026 to December 15, 2028;
(ii)	The interest rate payable on the Convertible Senior Secured Notes increased from 7% to 10% cash interest and from 9% to 12% for paid-in-kind interest; and
(iii)	The conversion rate or price at which the Convertible Senior Secured Notes are convertible was changed from 1,818,182 ordinary shares at a variable conversion price of $110 per ordinary share (or 9.9091 ordinary shares per $1,000 principal amount) to a total of 84,542,116 ordinary shares, consisting of (a) 47,343,585 ordinary shares at a fixed conversion price of $2.75 per ordinary share (or 363.636 ordinary shares per $1,000 principal amount) for half of the principal amount of the Convertible Senior Secured Notes and (b) 37,198,531 ordinary shares at a fixed conversion of $3.50 per ordinary share (or 285.714 ordinary shares per $1,000 principal amount) for the other half.

Immediately following the execution of the First Supplemental Indenture, the Partial Conversion occurred, wherein the holders of the Convertible Senior Secured Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at the fixed conversion price of $2.75 per ordinary share, resulting in the issuance of 47,343,585 ordinary shares by the Company to the holders of the Convertible Senior Secured Notes and our ultimate controlling party became Mudrick Capital. Our closing share price on December 23, 2024 was $7.42 and as at December 31, 2024 was $12.58.

In accordance with IFRS 9, these amendments represent a substantial modification of the existing derivative financial lability and is accounted for as an extinguishment of the original derivative financial instrument and the recognition of a new derivative instrument.

As a result, significant entries are shown within Net finance costs (net of finance income), shown as a component of our Results of Operations, as well as significant movements in derivative financial liabilities (as shown on our consolidated statement of financial position).

A. Operating Results

Components of Results of Operations

Revenue

We are currently in the research and development phase of our journey to commercialization of eVTOL technology. We have not generated any revenue from design, development, manufacturing, engineering, sale or distribution of our aircraft. No revenue was generated during the year ended December 31, 2024.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of relevant staff costs, including salary and benefits, third party engineering consultants, materials, equipment, components and tooling, and program consumables and testing. Costs associated with development projects such as aircraft programs, component programs and software products are expensed rather than capitalized as intangible assets under construction. We expect research and development expenses to increase as we continue to develop our aircraft technology. The accounting policies applied remain consistent with those of the previous financial year and corresponding interim reporting period. For more information about our accounting policy for intangible assets, refer to note 2 in our financial statements included elsewhere in this Annual Report.

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

Administrative expenses also include share-based payment expenses in connection with the award and vesting of certain 2021 Incentive Plan and EMI options during the year ended December 31, 2024.

See note 6 to our consolidated financial statements included elsewhere in this Annual Report.

Related Party Administrative Expenses

Related party administrative expenses include the reimbursement of legal costs incurred by Mudrick Capital, Imagination Aero and Stephen Fitzpatrick in relation to the Investment Agreement. Also included are costs incurred with Imagination Industries Investments Ltd related to the provision of a limited amount of flexible desk space at the United House in London.

Other Operating Income

Other operating income consists of government grants to support our development activities, as well as the research and development credit, related to United Kingdom research and development tax relief schemes. Effective May 22, 2024, we reached an agreement with Rolls-Royce to terminate the contract we had previously entered into with Rolls-Royce to develop an Electric Propulsion Unit (EPU). Under the termination agreement, we received a cash amount from Rolls-Royce in an amount equal to $34 million, recognized within other operating income.

Net finance costs (net of finance income)

In accordance with IFRS 9, the Convertible Senior Secured Notes are treated as a hybrid instrument, and upon initial recognition the Company did not separate the convertible note into a host liability component and a derivative liability component (in relation to the embedded conversion option).

A single derivative financial liability, recognized on the statement of financial position, is revalued at each reporting date using an option pricing model, with fair value gains or losses recognized through profit or loss. Option pricing estimates the probability that the conversion options will be in the money at expiration and assigns a dollar value to it. The underlying share price of the Company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into the model to derive the option’s theoretical fair value.

The Company has determined that in accordance with IFRS 9, the amendments to the Convertible Senior Secured Notes set forth within the First Supplemental Indenture represent a substantial modification of the existing derivative financial lability and is therefore to be accounted for as an extinguishment of the original derivative financial instrument and the recognition of a new derivative instrument, with the difference between the carrying amount of the original instrument and the fair value of the new derivative instrument being recognized in profit or loss.

Finance income and costs also includes fair value movements on warrants, interest calculated on lease liabilities, and both realized and unrealized foreign exchange movements caused by the fluctuation of exchange rates between the US Dollar, Euro, and any other currencies that are utilized in our operations.

Results of Operations

The following table sets forth the consolidated statements of operations in British pounds sterling and as a percentage of revenue for the periods presented.

	Year Ended December 31,
	2024	2023
	(in £ thousands)	(in £ thousands)	% Change
Research and development expenses	(59,888)	(65,373)	(8)%
Administrative expenses	(43,411)	(40,818)	6%
Related party administrative expenses	(1,280)	(83)	1,442%
Other operating income	43,412	4,326	904%
Operating loss	(61,167)	(101,948)	(40)%
Net finance (costs)/income	(720,028)	19,341	(3,823)%
Loss before tax	(781,195)	(82,607)	846%
Income tax (charge)/credit	(45)	22,661	(100)%
Net loss	(781,240)	(59,946)	1,203%

For the years ended December 31, 2023 and 2024

Research and development expenses

Research and development expenses decreased by £5,485 thousand, or8%, from £65,373 thousand during the year ended December 31, 2023 to £59,888 during the year ended December 31, 2024.

Spend on research and development components, parts and tooling decreased from £25,350 thousand during the year ended December 31, 2023 to £20,561 thousand during the year ended December 31, 2024. This decrease was primarily due to cost efficiencies delivered from the commencement of assembly of our third full-scale VX4 prototype resulting from it being identical to our completed second VX4 prototype, which commenced flight tests in July 2024.

Our number of employees dedicated to research and development activity has increased slightly from 217 to 226 individuals, and we have continued to invest in high quality engineering expertise. This has resulted in an increase in research and development staff costs from £23,830 thousand during the year ended December 31, 2023 to £27,148 thousand during the year ended December 31, 2024.

While we continue to leverage consultants to assist with our growth and development, we have invested in our in-house capabilities in relation to certain proprietary features of our aircraft, including our battery system and propeller design. This has resulted in a decrease to research and development consultancy costs from £16,193 thousand during the year ended December 31, 2023 to £12,179 thousand during the year ended December 31, 2024.

Administrative expenses

Administrative expenses increased by £2,593 thousand, or 6%, from £40,818 thousand during the year ended December 31, 2023 to £43,411 during the year ended December 31, 2024.

Legal and financial advisory costs increased by £2,313 thousand, or 101%, from £2,296 thousand for the year ended December 31, 2023 to £4,609 thousand for the year ended December 31, 2024 resulting from legal and financial advisory services in relation to the negotiations of, and the transactions contemplated by, the SF Investment Agreement, the Investment Agreement, Partial Conversion, First Supplemental Indenture and Second Supplemental Indenture.

Consultancy costs increased by £1,047 thousand, or 55%, from £1,914 thousand for the year ended December 31, 2023 to £2,961 thousand for the year ended December 31, 2024 reflecting specialist external resource obtained at a senior level across human resources, supply chain and other enabling functions.

Marketing costs increased by £1,073 thousand, or 156%, from £688 thousand for the year ended December 31, 2023 to £1,761 thousand for the year ended December 31, 2024 resulting from executing our marketing and communications strategy, specifically at industry events including the Farnborough International Airshow.

Share based payment expenses decreased by £1,330 thousand, or 15%, from £8,816 thousand for the year ended December 31, 2023 to £7,486 thousand for the year ended December 31, 2024 reflecting a lower share price at the date of share awards during the year ended December 31, 2024 compared to the year ended December 31, 2023 in addition to the vesting profile of awards made in each respective year.

Please see note 6 to our consolidated financial statements included elsewhere in this Annual Report for more information on administrative expenses.

Related party administrative expenses

Related party administrative expenses increased by £1,197 thousand, or 1,442% from £83 thousand for the year ended December 31, 2023 to £1,280 thousand for the year ended December 31, 2024 as a result of certain reimbursements and agreements arising from the Investment Agreement.

Please see Item 7.B. “Related Party Transactions—Relationship with Mudrick Capital—Investment Agreement and Related Transactions” and “Related Party Transactions—Relationship with Stephen Fitzpatrick—Investment Agreement and Related Transactions,” together with note 26 to our consolidated financial statements included elsewhere in this Annual Report for more information on related party transactions.

Other operating income

Other operating income increased by £39,086 thousand, or 904%, from £4,326 thousand during the year ended December 31, 2023 to £43,412 during the year ended December 31, 2024.

Effective May 22, 2024, Vertical and Rolls-Royce entered into an agreement to terminate the contract we had previously entered into with Rolls-Royce to develop an Electric Propulsion Unit. Pursuant to the termination agreement, Vertical received $34 million (recognized as £27,910 thousand) from Rolls-Royce.

R&D tax relief claimed under the UK Government RDEC scheme increased by £7,253 thousand, or 529%, from £1,370 thousand during the year ended December 31, 2023 to £8,623 thousand during the year ended December 31, 2024. Research and development tax relief supports companies that work on innovative projects in science and technology. HM Revenue & Customs administers two such tax relief schemes: one aimed at small and medium-sized enterprises (SME); and the R&D expenditure credit scheme (RDEC), aimed at large companies and other companies that aren’t eligible for SME relief. The definition of a large company is based on staff, turnover and balance sheet measures, and includes that of any linked or partner companies. In some cases, the complexity of ownership structures and investment relationships may mean that it is not possible to determine with certainty if a relationship results in a linked or partner company. Management has concluded that whilst the Company itself does not meet the definition of a large company, it cannot, as at the date of this Annual Report, determine with certainty if any relationships exist that result in the presence of any linked or partner companies that would cause the Company to be defined as a large company. Absent of such certainty, the Company has recognized tax relief solely on the basis of the RDEC scheme.

Income from government grants increased from £2,956 thousand for the year ended December 31, 2023 to £6,870 thousand for year ended December 31, 2024. We continue to be eligible and in receipt of government grant funding from the United Kingdom’s Aerospace Technology Institute and Innovate UK in relation to our proprietary propeller and battery technologies. The receivable installments are recognized in other operating income as the matching sanctioned expenditure is incurred, with a retrospective claim process.

Net finance (costs)/income

Net finance costs increased by £739,369 thousand, from £19,341 thousand net finance income for the year ended December 31, 2023 to £720,028 thousand net finance costs for the year ended December 31, 2024.

Total finance costs increased by £18,486 thousand, or 112%, from £16,460 thousand for the year ended December 31, 2023 to £34,946 thousand for the year ended December 31, 2024. This increase relates to fair value losses of £12,363 thousand recognized prior to the substantial modification of our Convertible Senior Secured Notes. This also reflects a foreign exchange loss of £5,174 thousand resulting from fluctuations in the USD to GBP exchange rate.

Total finance income decreased by £33,160 thousand, or 93% from £35,801 thousand for the year ended December 31, 2023 to £2,641 for the year ended December 31, 2024. Fair value gains on our Convertible Senior Secured Notes of £15,705 thousand were recognized during the year ended December 31, 2023 whereas fair value losses were recognized during the year ended December 31, 2024. Similarly, foreign exchange gains of £12,867 were recognized during the year ended December 31, 2023 whereas foreign exchange losses were recognized during the year ended December 31, 2024.

Related party finance costs increased by £687,723 thousand from £nil for the year ended December 31, 2023 to £687,723 thousand for the year ended December 31, 2024.

This reflects the substantial modification of the Convertible Senior Secured Notes that occurred on December 23, 2024, following our entry into the First Supplemental Indenture that set forth certain amendments to the terms of the Convertible Senior Secured Notes. It has been determined that, in accordance with IFRS 9, these amendments represent a substantial modification of the existing derivative financial lability and is therefore accounted for as an extinguishment of the original derivative financial instrument and the recognition of a new derivative financial liability recognized in profit or loss totaling £457,228 thousand (including £1,370 thousand of directly attributable transaction costs).

Following the execution of the First Supplemental Indenture, on December 23, 2024, the holders of the Convertible Senior Secured Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per ordinary share, which resulted in the issuance of 47,343,585 ordinary shares with a market value of $7.42 per ordinary share by the Company to the holders of the Convertible Senior Secured Notes.

Option pricing has been utilized to calculate the probability that the embedded conversion options will be in the money at expiration and assign a dollar value to it. The underlying share price of the Company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into the model to derive the option’s theoretical fair value and a subsequent fair value movement of £230,495 thousand.

Please see note 23 to our consolidated financial statements included elsewhere in this Annual Report for more information on derivative financial liabilities.

Income tax credit

Income tax credit decreased by £22,706 thousand, or 100% from £22,661 thousand for the year ended December 31, 2023 to a charge of £45 thousand for the year ended December 31, 2024. The year ended December 31, 2023 included £22,661 thousand received relating to eligible research and development expenditure claimed in relation to the SME scheme; whereas amounts reported for the year ended December 31, 2024 relate to solely to the RDEC scheme.

Off -Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, which would otherwise have been required beginning with our second annual report on Form 20-F in 2023, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the December 31, 2024 reporting period and have not been early adopted by us and our subsidiaries. These standards are not expected to have a material impact on us in the current or future reporting periods or in connection with foreseeable future transactions. Please see note 2 to our consolidated financial statements included elsewhere in this Annual Report for more information.

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

We have incurred net losses since inception and to date have not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of electric aircraft. Commensurate with being in the development phase of our journey to commercialization of the VX4, we have invested heavily in research to support the development of our aircraft. As of December 31, 2024, we had £22.5 million of cash and cash equivalents on hand. As of the date of this report, we had approximately £77 million of cash and cash equivalents on hand. We maintain cash balances with financial institutions in excess of insured limits. We have prepared a cash flow forecast and have considered our ability to continue as a going concern for the foreseeable future, being at least 12 months following the date of this Annual Report. In accordance with our cash flow forecast, we currently project our cash outflows from operations for the 12 months following the date of this Annual Report to be approximately £100 million (after taking into account expected R&D tax receipts and grants of approximately £20 million), which will be used primarily to fund the creation and testing of the prototype aircraft, and to support the certification process. While we currently project that our existing resources will fund operations through 2025, we require additional capital to continue to be in a position to continue carry out our business plans prior to the commercialization of our aircraft. We require additional capital to continue to fund our ongoing operations beyond that point.

On December 20, 2024, we entered into the Investment Agreement, by and among the Company, VAGL, a wholly owned subsidiary of the Company, Imagination Aero, a company wholly owned by Mr. Fitzpatrick, and Mudrick Capital to fund up to $50 million to the Company in its subsequent funding round, with $25 million funded on a non-contingent basis, and a backstop commitment for an additional $25 million to be funded by Mudrick Capital if the Company is not able to raise such amount in such funding round. We launched the funding round in January 2025 by way of the 2025 Offering, culminating in aggregate gross proceeds of $90 million, before deducting underwriting discounts and commissions and other offering expenses, which amount included the $25 million non-contingent funding commitment from Mudrick Capital.

We will need to secure additional capital to deliver on our business plan and to continue as a going concern. There can be no assurance that we will be able to obtain such investment on acceptable terms, or on necessary timelines, or at all, to provide sufficient funds to meet our ongoing funding requirements.

The inability to obtain future funding could impact our financial condition and ability to pursue our business strategies, including being required to delay, reduce or eliminate some of our research and development programs, or being unable to continue operations or to continue as a going concern. Our dependency on raising additional capital indicates that a material uncertainty exists that may raise significant doubt (or substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern and therefore we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our forecasts are based on assumptions that may prove to be wrong, and we may exhaust our available capital resources sooner than we currently expect. Please refer to note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Our future capital requirements will depend on many factors, including:

●	research and development expenses as we continue to develop our eVTOL aircraft;
●	capital expenditures in the expansion of our testing and certification capacities;
●	additional operating costs and capital expenditure for production ramp up and raw material procurement costs;
●	general and administrative expenses as we scale our operations;
●	interest expense from any debt financing activities; and
●	selling and distribution expenses as we build, brand and market our electric aircraft.

To date, we have received capital to fund our operations from a number of sources. We received approximately $253 million in connection with the Business Combination, which after direct transaction costs included $94 million in proceeds from the PIPE Investment and $192 million from the Convertible Senior Secured Notes, which consummated substantially simultaneously with the Business Combination, net of transaction costs. In addition, as at December 31, 2024 we had received $8.5 million, and, subject to demand in the market for our ordinary shares, retain the option to receive additional funding (up to approximately a further $87 million net of transaction costs) in connection with and over the remainder of the three-year term of the Equity Subscription Line that commenced on August 5, 2022, which would further support our capital requirements towards our business milestones. See “Equity Subscription Line.” On March 13, 2024, we received $25 million in connection with the SF Investment. Effective May 22, 2024, we reached an agreement with Rolls-Royce to terminate the contract we had previously entered into with Rolls-Royce to develop an Electric Propulsion Unit (EPU). Under the termination agreement, we received a cash amount from Rolls-Royce in an amount equal to $34 million. In January 2025, we received approximately $83.9 million in connection with the 2025 Offering, net of underwriting discounts and commissions and other offering expenses. We are also continuing to explore opportunities to raise additional capital to further support our funding situation into the foreseeable future.

We have also received conditional pre-orders and pre-order options, from (including through third party arrangements) American Airlines, Avolon, Bristow, Iberojet, and Marubeni, among others. Certain of these pre-orders require that the purchaser pay a pre-delivery payment, which is credited against any future amount due and payable. While the customer’s obligation to pay such pre-delivery payments is subject to various conditions, and they are expected to be refundable in certain circumstances, we expect to receive them prior to delivering aircraft to each customer.

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

Moreover, the capital markets have in the past, and may in the future, experience periods of upheaval and the availability and cost of equity and debt financing may be impacted by global macroeconomic conditions such as international political conflict, supply chain issues as well as rising inflation and interest rates. Further, the global economy, including credit and financial markets, has recently experienced extreme volatility and disruption, including severely diminished liquidity and credit availability, rising inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability, including as a result of the implementation of tariffs under the new Trump administration and retaliatory tariffs by the targeted countries. Each of these factors has the potential to impact our liquidity and future funding requirements, including but not limited to, our ability to raise additional capital when needed and on acceptable terms, if at all. The duration of an economic slowdown is uncertain and the impact on our business is difficult to predict.

In recent periods, our principal use of cash has been funding our research and development activities and other personnel costs. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and amount of cash received from our customers, the expansion of sales and marketing activities and the timing and extent of spending to support our development efforts. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products and technologies. We will need to seek additional equity or debt financing, which we may not be able to raise such financing on acceptable terms, or at all. If we are unable to raise additional capital or generate cash flows necessary to continue our research and development and invest in continued innovation, we may not be able to compete successfully or may need to scale back investments, which could materially impact our certification timeline, which would harm our business, results of operations, and financial condition. If adequate funds are not available, we may need to reconsider our expansion plans or limit our research and development activities, which could have a material adverse impact on our business prospects and results of operations.

Convertible Senior Secured Notes

On October 26, 2021, we entered into the Convertible Senior Secured Notes Subscription Agreement by and among the Company, Broadstone and Mudrick Capital. Concurrently with the consummation of the Business Combination, pursuant to the terms of the Convertible Senior Secured Notes Subscription Agreement, (i) Mudrick Capital purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000,000 for an aggregate purchase price of $192,000,000 (the “Purchase Price”), and the Company issued and sold to Mudrick Capital the Convertible Senior Secured Notes in consideration for the payment of the Purchase Price, and (ii) the Company issued to Mudrick Capital the Convertible Notes Warrants. On December 16, 2021, the Company, Broadstone and the Trustee entered into the Indenture governing the Convertible Senior Secured Notes.

As adjusted for the Reverse Share Split, the Convertible Senior Secured Notes were initially convertible into up to 1,818,182 ordinary shares (excluding any interest, and subject to adjustments as provided in the Indenture) at an initial conversion rate of 9.09091 ordinary shares per $1,000 principal amount of Convertible Senior Secured Note, at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes.

On December 23, 2024, the Company entered into the First Supplemental Indenture with the Trustee. The First Supplemental Indenture sets forth certain amendments to the Indenture, including: (i) increasing the interest rate applicable to the Convertible Senior Secured Notes to 10.00% per annum if we elect to pay interest in cash and 12.00% per annum if we elect to pay all incurred interest in-kind, and interest is paid semi-annually in arrears; (ii) extending the maturity date of the Convertible Senior Secured Notes to December 15, 2028, redeemable at any time by us, in whole but not in part, for cash, at par plus, if redeemed before the fourth anniversary of issuance, certain make-whole premiums as specified in the indenture governing the Convertible Senior Secured Notes; and (iii) providing for a fixed conversion price of $2.75 per ordinary share for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share for the other half. The Convertible Senior Secured Notes Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto.

Following the execution of the First Supplemental Indenture, the holders of the Convertible Senior Secured Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per ordinary share, which resulted in the issuance of 47,343,585 ordinary shares by the Company to the holders of the Convertible Senior Secured Notes. As of February 14, 2025, a total of 37,198,531 ordinary shares are issuable upon exercise of the remaining outstanding principal amount of the Convertible Senior Secured Notes.

Upon the occurrence of a Fundamental Change (as defined in the Indenture), Mudrick Capital has the right, at its option, to require us to repurchase for cash all or any portion of its Convertible Senior Secured Notes in principal amounts of $1,000 or an integral multiple thereof, at a fundamental change repurchase price equal to the principal amount of the Convertible Senior Secured Notes to be repurchased multiplied by any applicable fundamental change redemption multiplier as specified in the Indenture, plus accrued and unpaid interest on the Convertible Senior Secured Notes to be repurchased.

Equity Subscription Line

On August 5, 2022, we entered into the Purchase Agreement and Nomura Registration Rights Agreement with Nomura. Pursuant to the Purchase Agreement, we have the right to sell to Nomura up to $100 million in aggregate gross purchase price of our newly issued ordinary shares from time to time during the three year term of the Purchase Agreement (the “Equity Subscription Line”), expiring in August 2025. The purchase price of our ordinary shares that we elect to sell Nomura pursuant to the Purchase Agreement is determined by reference to the volume weighted average price of the ordinary shares (“VWAP”) during an applicable purchase period on the day of the applicable purchase date for which we have timely delivered written notice to Nomura directing it to purchase ordinary shares under the Purchase Agreement, less a fixed 4.25% discount to such VWAP. Sales of ordinary shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to Nomura under the Purchase Agreement. Pursuant to the Nomura Registration Rights Agreement, we filed a registration statement with the SEC registering 20 million ordinary shares of the Company to be sold to Nomura under the Purchase Agreement. As of December 31, 2024, we had sold approximately 110,000 ordinary shares of the 2 million ordinary shares (as adjusted for the Reverse Share Split) registered for resale under the Equity Subscription Line at a weighted average share price of $77.00, net of transaction costs.

Aerospace Technology Institute (“ATI”) Grant Funding Program

VAGL is the recipient of an ATI grant from the U.K. Government totaling up to £14.3 million from the U.K.’s announced aggregate investment of £113 million in hydrogen and all-electric flight technologies across all grant recipients. This grant is being drawn down in installments over the duration of the project, which is expected to continue through 2025. As of December 31, 2024, we have received approximately £4.6 million of the ATI grant. The grant is being used by the Company to develop a prototype propulsion battery system for aerospace applications, including as part of the Company’s eVTOL aircraft. Receipt of the grant follows the issuance by the applicable government agency of the formal grant offer letter and entry into by the Company of a collaboration agreement with a university partner, both of which events occurred in March 2023, and is also subject to the terms and conditions of the award set out in the grant offer letter (which include, among others, that the ATI funding will contribute only 50% of the Company’s eligible costs in connection with the prototype battery development).

VAGL is also the recipient of an ATI grant from the U.K. Government totaling approximately £8.1 million to research, design and develop the Company’s third-generation propellers and eVTOL aircraft propulsion system. VAGL is a member of a consortium comprised of the University of Glasgow, the University of Bristol, Cranfield University and Helitune. This grant is being drawn down in installments over the duration of the project, which is expected to continue for approximately three years. Receipt of the grant is subject to the terms and conditions of the award set out in the formal grant offer letter dated February 9, 2024, and signed by all parties as of February 16, 2024, which include, among other things, that the ATI funding will contribute only 50% of the Company’s eligible costs in connection with the propeller development. As of December 31, 2024, we have received approximately L0.7 million of the ATI grant.

In addition, VAGL is the recipient of a UKRI grant from the U.K. Government totaling approximately £2.3 million to develop and demonstrate end-to-end operations that will drive the development of a commercially viable AAM network in the U.K. This grant is being drawn down in installments over the duration of the project, which is expected to continue for approximately three years. Receipt of the grant is subject to the terms and conditions of the award set out in the formal grant offer letter dated August 2022, which include, among other things, that the UKRI funding will contribute only 60% of the Company’s eligible costs in connection with the project. As of December 31, 2024, we have received approximately £2.1 million of the UKRI grant.

2025 Offering

On January 24, 2025, we closed the 2025 Offering, consisting of 15,000,000 Units, with each Unit consisting of (i) one ordinary share, (ii) one-half of one Tranche A Warrant, and (iii) one-half of one Tranche B Warrant. The 2025 Offering culminated in aggregate gross proceeds of $90 million, before deducting underwriting discounts and commissions and other offering expenses.

As of February 14, 2025, 7,500,000 Tranche A Warrants and 7,500,000 Tranche B Warrants were issued and outstanding. Each whole Tranche A Warrant entitles the holder thereof to purchase one Company ordinary share at an exercise price of $6.00 per share, is immediately exercisable as of its issuance and will expire at 5:00 p.m. New York City time on the earliest to occur of: (i) the satisfaction of both of the following conditions: (a) we successfully demonstrate a wing-borne flight of our VX4 prototype aircraft, which involves the aircraft (1) taking off as a Conventional Take-Off and Landing aircraft, (2) flying to high speed with lift generated by the wing and the tilt propellers facing forward, and (3) landing safely as a CTOL aircraft from such flight (the “Performance Condition”) and (b) the 10-day volume weighted average price of the ordinary shares as reported by Bloomberg Financial Markets commencing on the trading day immediately following the initial public disclosure by means of a press release or Form 6-K or equivalent form furnished to the SEC of the satisfaction of the Performance Condition is equal to, or greater than, one hundred and three percent (103%) of the Tranche A Warrant Price, the 30th calendar day following the date of the Initial Public Disclosure, and (ii) the five-year anniversary of the initial date of issuance. Each whole Tranche B Warrant entitles the holder thereof to purchase one Company ordinary shares at an exercise price of $7.50 per share, is immediately exercisable as of its issuance and will expire at 5:00 p.m. New York City time on the five-year anniversary of the initial date of issuance.

SF Investment

On February 22, 2024, we entered into the SF Investment Agreement with Imagination Aero, a company wholly owned by Stephen Fitzpatrick, pursuant to which Imagination Aero agreed to purchase, and we agreed to issue and sell to Imagination Aero, up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants (with 10 such warrants exercisable for one ordinary share of the Company), in each case at purchase prices specified in the SF Investment Agreement and subject to the terms and conditions set out in the SF Investment Agreement. In accordance with the SF Investment Agreement, on March 13, 2024, we received $25 million in gross proceeds in GBP converted based on the agreed exchange rate specified in the SF Investment Agreement in consideration for newly issued ordinary shares and SF Warrants.

On December 20, 2024, the Company entered into the Investment Agreement, pursuant to which all obligations under the SF Investment Agreement are deemed expired, including in respect of the funding commitment thereunder regarding a second tranche of $25 million, with such obligations being replaced by the right for Stephen Fitzpatrick to a 12-month option to invest up to $25 million in ordinary shares of the Company at a strike price equal to the per share purchase price paid by investors in the 2025 Offering.

Rolls-Royce Settlement Agreement

Effective May 22, 2024, we entered into an agreement with Rolls-Royce to terminate the contract we had previously entered into with Rolls-Royce to develop an Electric Propulsion Unit (EPU). Pursuant to the termination agreement, we received a cash payment from Rolls-Royce in an amount equal to $34 million. This follows Rolls-Royce’s announcement in November 2023 of its intention to seek a partner or buyer for its advanced air mobility activities. In connection with the termination agreement, Rolls-Royce transferred to the Company its ordinary shares in the Company, which Rolls-Royce acquired from the Company in a private investment transaction in 2021.

Outstanding Warrants

As of the date of this Annual Report, the following public and private warrants of the Company were issued and outstanding:

●	15,264,935 public warrants issued on December 16, 2021 in exchange for public warrants of Broadstone Acquisition Corp. in connection with the Company’s business combination therewith, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $115.00;
●	2,625,000 private Initial Virgin Atlantic Warrants issued on December 16, 2021 to Virgin Atlantic pursuant to the Virgin Atlantic Warrant Instrument, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $100.00;
●	4,000,000 private Convertible Notes Warrants issued on December 16, 2021 to Mudrick Capital pursuant to the warrant agreement, dated December 16, 2021, between the Company and Continental Stock Transfer & Trust Company, as warrant agent, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $115.00;
●	50,000,000 private SF Warrants issued on March 13, 2024 to Stephen Fitzpatrick pursuant to the SF Warrant Instrument, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $50.00;
●	7,500,000 public Tranche A Warrants issued on January 24, 2025 in connection with the 2025 Offering, with each such warrant exercisable for one ordinary share of the Company at an exercise price of $6.00; and
●	7,500,000 public Tranche B Warrants issued on January 24, 2025 in connection with the 2025 Offering, with each such warrant exercisable for one ordinary share of the Company at an exercise price of $7.50.

There is a considerable range in the exercise price of the aforementioned public and private warrants, in particular when taking into consideration the Reverse Share Split. The exercise price of all of the Company’s issued and outstanding warrants currently remains above the recent trends in the price of our ordinary shares. Assuming the exercise in full for cash of all of the Company’s issued and outstanding warrants, the Company would receive an aggregate of approximately $599 million from the exercise of warrants. The holders of the respective warrants are not obligated to exercise any or all of their warrants, and there is no assurance that they will elect to do so. So long as the price of our ordinary shares remains below the applicable exercise price of the respective warrants, holders of our warrants will be unlikely to exercise their warrants.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Year Ended December 31,
	2024	2023

	(in £ thousands)
Net cash used in operating activities	(46,293)	(74,700)
Net cash from investing activities	1,734	61,380
Net cash from financing activities	18,765	169

Net cash used in operating activities

Net cash used in operating activities decreased by £28,407 thousand, or 38%, from £74,700 thousand for the year ended December 31, 2023 to £46,293 thousand for the year ended December 31, 2024. This decrease was primarily due to a cash payment received from Rolls-Royce for an amount equal to $34 million in relation to the termination of the contract with Rolls-Royce to develop an Electric Propulsion Unit (EPU).

Net cash from investing activities

Net cash from investing activities decreased by £59,646 thousand, or 97%, from £61,380 thousand used in the year ended December 31, 2023 to £1,734 thousand generated during the year ended December 31, 2024. This decrease was primarily due to the maturity of short-term deposits in the prior year.

Net cash from financing activities

Net cash from financing activities increased by £18,596 thousand, from £169 thousand for the year ended December 31, 2023 to £18,765 thousand for the year ended December 31, 2024. This increase primarily reflects proceeds from the SF Investment for an amount equaling $25 million, received in 2024.

Material Cash Requirements for Known Contractual and Other Obligations

We are a party to many contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of December 31, 2024, while others are considered future commitments. Our contractual obligations primarily consist of research and development expenditure incurred in the advancement of our aircraft program. For information regarding our contractual maturities of financial liabilities, refer to note 25 Financial risk management and impairment of financial assets to our consolidated financial statements included elsewhere in this Annual Report. For information regarding our lease obligations, refer to note 17 Leases to our consolidated financial statements included elsewhere in this Annual Report.

C.Research and Development, Patents and Licenses, etc.

For a discussion of our research and development policies, see “Research and Development” in note 6 to our consolidated financial statements included elsewhere in this Annual Report.

D.Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table presents information about our current executive officers, senior management members and board members, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Stuart Simpson	57	Chief Executive Officer and Board Member
John Maloney	43	Interim Principal Financial and Accounting Officer
Other Senior Management
Michael Cervenka	49	Chief Commercial and Strategy Officer
Charlotte Cowley	49	Director of Strategic Finance
David King	59	Chief Engineer
Limhi Somerville	38	Engineering Director
Board Members
Dómhnal Slattery	58	Chairman
Stephen Welch	51	Board Member
Kathy Cassidy	71	Board Member
Gur Kimchi	56	Board Member
Ben Story	56	Board Member

Unless otherwise indicated, the current business addresses for our executive officers and the members of our board of directors is c/o Vertical Aerospace Ltd., Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Stuart Simpson has served as a member of our board of directors since November 2024 and our Chief Executive Officer since May 2024, after previously serving as our Chief Financial Officer since September 2023. Prior to joining the Company, Mr. Simpson served as the Group Chief Financial Officer at Avast, a FTSE 100 company. Previously, Mr. Simpson held the roles of Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer at Royal Mail, also a FTSE 100 company. Mr. Simpson has a long history in the automotive industry, working for General Motors and Rolls-Royce and Bentley Motor Car Company.

John Maloney is Finance & IT Director and currently serving as our interim Principal Financial Officer and interim Principal Account Officer, having joined the Company in July 2021. Prior to joining Vertical, Mr. Maloney spent 16 years at Vodafone, the multinational telecommunications company, serving in various Finance & Technology leadership roles, across the U.K., Europe, and India, culminating in the role of Commercial Finance Director, from September 2019 to July 2021. Mr. Maloney holds a Bachelor of Science in Economics, Banking and Finance from Cardiff University. Mr. Maloney is also a Chartered Accountant.

Other Senior Management

Michael Cervenka has served as our Chief Commercial & Strategy Officer since November 2024 and has been on our management team since June 2019. Prior to joining the Company, Mr. Cervenka spent 20 years at Rolls-Royce plc serving in a number of roles including Head of Future Business Technologies, Program Lead (Civil Large Engine Cost Transformation Program) and Chief Development Engineer (Civil Large Fleet Engines). Mr. Cervenka participated in the Executive Leadership Program at the Tuck School of Business at Dartmouth from 2018 to 2019. Mr. Cervenka also holds a Bachelor of Engineering (First Honors) in Aeronautical Engineering from Bristol University. Mr. Cervenka is a Chartered Engineer, a Fellow of the Royal Aeronautical Society and Member of the Institute of Mechanical Engineers.

Charlotte Cowley has served as our Director of Strategic Finance since June 2024. Mrs. Cowley previously led Investor Relations for Burberry Group plc, a FTSE 100 constituent, and Aston Martin Lagonda plc, in the FTSE 250. There, she facilitated multiple complex financing transactions, successfully raising significant new funding for the business. Mrs. Cowley has over 20 years’ capital markets experience through her roles in investor relations and investment banking, in equity research at Credit Suisse and corporate broking at UBS. Mrs. Cowley holds a Masters in Engineering from Cambridge University.

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

Dr Limhi Somerville has served as our Engineering Director since November 2024. Dr Somerville has been with Vertical since May 2019 and previously led our battery and most recently powertrain departments. From 2019 to 2024 he also chaired the EUROCAE WG-112 Electrical working group. Dr Somerville previously worked at Jaguar Land Rover and Argonne National Laboratory. He holds a doctoral degree in engineering from Warwick University.

Board Members

The following is a brief summary of the business experience of our non-executive board members.

Dómhnal Slattery serves as a member of our board of directors and its chair since January 2025, after previously serving as its Chairman from January 2022 to August 2023. Mr. Slattery is one the world’s leading aircraft leasing pioneers having founded and led Avolon and SMBC Aviation – which are ranked as two of the top three aircraft leasing companies in the world. Mr. Slattery has extensive leadership and understanding of the global aviation sector, with the businesses he has founded and built having collectively raised and deployed over $75 billion in capital. He is currently the Chairman of Clahane Capital, his private investment platform. Mr. Slattery has been widely recognized for his exceptional contributions to the aviation industry, earning accolades such as being the recipient of the 2023 International Society of Transport Aircraft Trading (ISTAT) Award and in 2016 the “Outstanding Contribution to the Aviation Industry” award at the Aviation Industry Awards. Mr. Slattery has a Bachelor of Commerce from University College Galway and is a graduate of the Accelerated Development Programme from the London Business School.

Stephen Welch has served as a member of our board of directors since September 2024 and served as its chairman from November 2024 to January 2025. He has over 30 years’ experience working for financial sponsors and investors at the Executive, Chair or non-executive director level and comes with extensive capital raise, investment strategy and refinancing experience across several sectors including energy, media, insurance, infrastructure, and technology globally. Mr. Welch has held board seats on various companies and previously has also been a partner at McGrath Nicol (a former division of KPMG) and a Senior Managing Director at FTI Consulting.

Kathy Cassidy has served as a member of our board of directors since December 2021. Since 2015, Ms. Cassidy has been a board member for the Goldman Sachs Mutual Funds Complex, where she oversees more than 100 of Goldman’s registered funds. She also sits on the Audit Committee and the Governance and Compliance Committees for the Goldman Sachs Mutual Funds Complex. Ms. Cassidy previously served for thirty years at General Electric in a variety of executive positions, including serving as Senior Vice President and Treasurer for both GE and GE Capital prior to her retirement in 2015. Prior to her time at GE Treasury, Ms. Cassidy held executive leadership positions in Strategic Ventures & Mexico in GE Capital Real Estate, and prior to this, she built the Real Estate Capital Markets Business. Earlier in her career, she served as the CFO for several of GE Capital’s Business Divisions. Ms. Cassidy also served on the GE Capital Board and the GE Corporate Executive Council for ten years. Ms. Cassidy previously served on the University of Connecticut Foundation Board and the S&P Corporate Advisory Board, and she has been a noted speaker at numerous events, symposiums and forums. For more than ten years, Ms. Cassidy served on the board of BuildOn, a not-for-profit, global organization focused on building schools in seven of the most impoverished nations in the world and working with numerous large cities on after-school youth leadership programs in some of the most challenging school districts in the United States. Ms. Cassidy holds both an MBA from Fordham University as well as a B.A. in Economics from the University of Connecticut.

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

Ben Story has served as a member of Vertical Aerospace’s board of directors since April 2024. Mr. Story is a Senior Adviser at Sustainable Development Capital LLP, a leading investor in sustainable energy solutions. From 2016 to 2021, Mr. Story was a member of the Executive Leadership Team at Rolls-Royce Holdings plc (“Rolls-Royce”), the aero-engine manufacturer. At Rolls-Royce, Mr. Story was responsible for strategy and business development, M&A, government relations and external funding, external and internal communications, customer services and digitalization. Mr. Story oversaw Rolls-Royce’s new sustainability strategy and sponsored the establishment of five new businesses, including Rolls-Royce Electrical and Rolls-Royce Small Modular Reactors. From 2016 to 2023, Mr. Story was a Board Member of Transport for London (“TfL”), which is responsible for all public transportation and major roads in London, as well as all taxis and private hire licensing. At TfL, Mr. Story chaired the Programmes and Investment Committee, which is responsible for TfL’s £2 billion annual capital expenditure program. During his tenure, Mr. Story oversaw the commissioning of the £19 billion Elizabeth Line, which now carries over 220 million passengers each year. Before joining Rolls-Royce, Mr. Story was an investment banker for 26 years, culminating in the role of Head of UK Investment Banking at Citigroup. As an investment banker, Mr. Story advised many of the world’s leading aerospace and defense, automotive, capital goods and transportation companies.

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

Equity-based compensation is, and is expected to be, an important foundation in executive compensation packages. We believe that equity-based compensation can be an important component of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high quality executives.

In connection with his role as a member of our board of directors and as an executive officer, both as the Chief Financial Officer for the period of September 2023 through May 2024 and as our Chief Executive Officer since May 2024, Stuart Simpson receives a combination of cash and equity compensation. For the period in which Stephen Fitzpatrick served as an executive officer, he did not receive any compensation. John Maloney, for his role as our interim Principal Financial Officer and interim Principal Accounting Officer, receives a combination of cash and equity compensation. Our compensation committee is charged with reviewing our executive officers’ cash and equity compensation to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies. In addition to the guidance provided by our compensation committee, we may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Dómhnal Slattery will receive a combination of cash and equity compensation for his service as a member and chairman of our board of directors. Kathy Cassidy, Gur Kimchi, and Ben Story also receive a combination of cash and equity compensation for their services as members of our board of directors. For the period in which he served as a member and chairman of our board of directors, Michael Flewitt received a combination of cash and equity compensation. For the period in which he served as a member of our board of directors from September 2024 through January 2025, Vincent Casey did not receive any compensation for such service. For the period in which he served as a member of our board of directors, Mr. Fitzpatrick did not receive any compensation for his service as a member of our board of directors.

For the period during 2024 in which he served as a member and chairman of our board of directors, Stephen Welch received cash compensation. Pursuant to a remuneration arrangement between Mr. Fitzpatrick and Mr. Welch, a portion of Mr. Welch’s compensation for his services rendered as a member and chairman of our board of directors was paid by Mr. Fitzpatrick (the “Remuneration Agreement”). On December 20, 2024, the Company agreed to reimburse Mr. Fitzpatrick for all documented fees and expenses incurred up to the date of the Partial Conversion of Convertible Senior Secured Notes in connection with Mr. Welch’s position on the Board, subject to a cap of $75 thousand (£60 thousand). In January 2025, Mr. Fitzpatrick and Mr. Welch agreed to terminate the Remuneration Agreement and the Company agreed to waive the cap to settle all outstanding compensation. Since January 2025, as a current member of our board of directors, Mr. Welch receives from the Company a combination of cash and equity compensation for his service, commensurate with our other independent, non-executive directors.

Our compensation committee will consider adopting formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and equity compensation, or among different forms of compensation. The Company also reimburses our executive officers and directors for all reasonable actual and documented costs and expenses relating to fulfilling their responsibilities, in accordance with the Company’s expense reimbursement policies, as in effect from time to time.

For the fiscal year ended December 31, 2024, the aggregate cash compensation paid by the Company to its executive officers was £848 thousand and the aggregate cash compensation paid by the Company to its non-executive directors was £608 thousand. For grants of options to our executive officers and directors under our 2021 Incentive Award Plan, see “—Incentive Programs—2021 Incentive Award Plan—Options Granted under the 2021 Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Authorized Shares. 2,193,988 ordinary shares were reserved for issuance pursuant to options granted under the EMI Option Agreements. To the extent that any options granted under the EMI Option Agreements would cause the individual limit specified in paragraph 5 or 6 of Schedule 5 ITEPA to be exceeded, the number of ordinary shares which exceeds the individual limit will form part of a non-qualifying stock option.

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

Adjustment of Awards. In the event of any variation of the Company’s share capital (which includes any variation in the share capital of the Company arising from any reduction, sub-division, consolidation of capital or issue of shares by way of capitalization of profits or reserves or by way of rights or demerger or any other variation of share capital of the Company on any distribution in specie or any special dividend) the EMI Agreements provide that the number or nominal value of the Shares comprised in the Option and/or the exercise price may be adjusted in such manner as the board of directors may deem appropriate provided that no material increase will be made to the aggregate exercise price in respect of the option. Notice of any adjustments will be given in writing to the participants. On September 20, 2024, in connection with the Reverse Share Split, all existing awards were consolidated at a ratio of 1 for 10.

Rights as a Shareholder. A participant will not have any rights as a shareholder as to the shares covered by an option until the holder becomes the record owner of such shares.

Administration. The compensation committee of our board of directors will administer the options granted under the EMI Option Agreements, delegating to management, as appropriate. The decision of the board of directors in relation to any dispute or question affecting the participant or as to any rights or obligations pursuant to the EMI Option Agreements or in relation to their construction or effect will be final and conclusive.

Options Granted Under the EMI Option Agreements

As of December 31, 2024, no EMI Options were issued, exercised or held by executive officers and directors of the Company.

2021 Incentive Award Plan

Overview

The 2021 Incentive Award Plan (the “2021 Incentive Plan” or the “Plan”) was adopted by the Company’s board of directors on December 9, 2021 and the Company’s shareholders on December 14, 2021. The 2021 Incentive Plan was later amended and restated by the Compensation Committee on January 27, 2023. On September 16, 2024, at the annual general meeting of shareholders, the shareholders of the Company approved by ordinary resolution, to amend the Plan to reflect a proportional decrease in the number of ordinary shares permitted to be issued under the Plan to reflect the Reverse Share Split, with any resulting fractional shares to be rounded down to the nearest whole share.

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

Authorized Shares. Under the 2021 Incentive Plan, the number of shares reserved for issuance will automatically increase on January 1 of each calendar year from January 1, 2022 through January 1, 2031, by that number of shares equal to the lesser of (i) 5% of the shares of all of the classes of the Company’s ordinary shares outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (ii) such smaller number of shares as determined by the board of directors of the Company, with the number of shares reserved for issuance having been consolidated at a ratio of 1 for 10 as of September 20, 2024 in connection with the Reverse Share Split. The sum of the grant date fair value of equity-based awards and the amount of any cash-based awards granted to a non-employee director during any calendar year shall not exceed $500,000, unless determined by the Board. The shares covered by the 2021 Incentive Plan may be authorized but unissued shares, treasury shares or shares purchased in the open market. As of February 14, 2025, the number of ordinary shares either issued or reserved for issuance under the 2021 Incentive Plan was 6,674,723.

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

Administration. Our board of directors, the compensation committee of our board of directors, or another committee authorized by it (the “administrator”) will administer the 2021 Incentive Plan, delegating to management, as appropriate. All decisions of the administrator in connection with the 2021 Incentive Plan and its interpretation and the terms of any awards (including in any dispute) will be final and conclusive. The 2021 Incentive Plan provides that our board of directors may delegate any and all of its rights and powers under the 2021 Incentive Plan.

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

Investigations. If an investigation is ongoing that might lead to malus and/or clawback being triggered in relation to a participant’s award, then, unless the board of directors decide otherwise:

●	the award will not vest;
●	if it is an option, exercise will be suspended; and
●	where relevant, the award will not be settled,

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

On September 20, 2024, in connection with the Reverse Share Split, all existing awards were consolidated at a ratio of 1 for 10.

Corporate events

Change of Control. Where a person obtains control of the Company as a result of making an offer to acquire stock, any awards which would vest, if applicable, in the 12 months following such change of control will vest on such date as the board of directors determines, unless otherwise determined by the board of directors. Such awards will vest:

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

Awards Granted Under the 2021 Incentive Plan

The following executive officers and directors of the Company held awards (both vested and unvested) as of December 31, 2024:

			Number of
	Total Number		Shares/Options
	of		Outstanding as of
Participant	Shares/Options	Final Vesting Date	12/31/2024
Kathy Cassidy	23,363	Fully Vested	14,017
Gur Kimchi	23,363	Fully Vested	14,017
Ben Story	11,574	Fully Vested	11,574
Mike Flewitt	36,332	Fully Vested	31,756
Stuart Simpson(1)	1,595,035	March 31, 2028	1,595,035
John Maloney(2)	1,593	Fully Vested	1,593
	10,086	June 30, 2026	10,086
	1,200	December 31, 2026	1,200
(1)	Vesting commences six months after the grant date and occurs quarterly on a straight-line basis in equal tranches until the options are fully vested. The options expire at the end of the day before the tenth anniversary of the grant date. Stuart Simpson holds an anti-dilution agreement with the Company, pursuant to which, subject to Mr. Simpson’s continued employment as Chief Executive Officer of the Company, if his award represents less than 2.4% of the Company’s issued and outstanding ordinary shares (excluding Earn Out Shares), the Company will grant further nil-cost options such that Mr. Simpson’s award, when fully vested, (excluding any sold, transferred or other disposed shares) remains 2.4% of the Company’s then issued and outstanding ordinary shares. This arrangement persists until December 31, 2026, or December 31, 2028 solely to the extent that the event triggering the dilution, between January 1, 2027 and December 31, 2028, arises from the conversion of the Convertible Senior Secured Notes.
(2)	Vesting commences one year after the grant date and occurs quarterly on a straight-line basis in equal tranches until the options are fully vested. The options expire at the end of the day before the tenth anniversary of the grant date.

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

C.Board Practices

Board of Directors

Our Articles provide that the Board shall consist of up to seven directors (but not less than one director), unless increased or decreased from time to time by the directors or the Company in a general meeting, and the Board shall consist of a majority of independent directors. Our board of directors currently consists of six directors, four of whom, Stephen Welch, Kathy Cassidy, Gur Kimchi and Ben Story, qualify as independent directors as defined in the NYSE listing requirements. Dómhnal Slattery, who serves as the chairman of the board of directors, and Stuart Simpson, who is the Company’s Chief Executive Officer, do not qualify as independent directors as defined in the NYSE listing requirements.

Pursuant to the Articles, so long as Mudrick Capital beneficially owns at least 10% of the Company’s issued and outstanding ordinary shares, Mudrick Capital shall be entitled to nominate for election a number of individuals to serve as directors on the Board proportionate in number (rounded to the nearest whole number) to its percentage of beneficial ownership in the issued and outstanding ordinary shares (each an “Appointed Director” upon effectiveness of their appointment). Dómhnal Slattery was appointed to the Board as an Appointed Director.

The nominating and corporate governance committee of the board of directors shall review each independent Appointed Director candidate proposed by Mudrick Capital for fitness and, if deemed fit for service, recommend the individual for election by a majority vote of the board of directors. If deemed fit by Mudrick Capital (applying, in good faith, the criteria established by the nominating and governance committee), non-independent Appointed Directors will be recommended by the nominated and governance committee for election by a majority vote of the board of directors.

Director positions other than for an Appointed Director (each such director, a “General Director”) may be filled by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the board of directors.

Pursuant to the Articles, so long as Mr. Fitzpatrick beneficially owns at least 3% of the Company’s issued and outstanding ordinary shares, Mr. Fitzpatrick shall be entitled to serve as a General Director on the Board. On January 30, 2025, Mr. Fitzpatrick provided notice to the Board of his resignation as a General Director of the Board, effective immediately. As of the date of this Annual Report, Mr. Fitzpatrick no longer serves as a director on the Board. For such period as Mr. Fitzpatrick retains the right to serve as General Director of the Board, the maximum number of Appointed Directors shall be capped at six.

A director may be removed from office for cause by an ordinary resolution at a general meeting of the shareholders, or any director other than Mr. Fitzpatrick may be removed from office without cause by ordinary resolution of the members. The Articles set out the specific circumstances where cause may arise. Other than in respect of Appointed Directors who are independent directors, Mudrick Capital may remove any Appointed Director, with or without cause, by delivering notice to the Company.

Each director shall hold office until the expiration of his or her term, until his or her successor shall have been duly appointed (in respect of an Appointed Director) or duly elected and qualified (in respect of a General Director), or until his or her earlier death, resignation, removal or disqualification.

Subject to declaring the nature of their interest to the Company, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any of our debt, liability or obligation or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

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

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Articles or alternatively by shareholder approval at general meetings.

Audit Committee

The audit committee, which consists of Kathy Cassidy and Ben Story, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Kathy Cassidy serves as chair of the committee. Pursuant to our Articles, the audit committee shall comprise only independent directors. For as long as Mudrick Capital directly or indirectly holds greater than 10% of our ordinary shares issued and outstanding, and to the extent permitted by the rules and regulations of the NYSE, the SEC and/or any other competent regulatory authority and under applicable law, Mudrick Capital may designate a number of Appointed Director(s) proportionate to its share ownership percentage to serve on the audit committee until such time as Mudrick Capital requests that they be removed from the audit committee or replaced, or such Appointed Director resigns from the audit committee.

The audit committee consists exclusively of members of our board who are financially literate, and Kathy Cassidy is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Kathy Cassidy and Ben Story satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that is available on our investor relations website at investor.vertical-aerospace.com. The information contained on our website is not incorporated by reference in this Annual Report.

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

Compensation Committee

The compensation committee, which consists of Ben Story and Kathy Cassidy, assists the board in determining executive officer compensation. Ben Story serves as chairman of the committee. Pursuant to our Articles, unless as permitted by the rules and regulations of the NYSE, as is the case for the Company by virtue of its status as a foreign private issuer following home country corporate governance practices in accordance with Cayman Islands laws and regulations, the compensation committee shall comprise at least two directors, and a majority of its members shall be independent directors. For as long as Mudrick Capital directly or indirectly holds greater than 10% of our ordinary shares issued and outstanding, and to the extent permitted by the rules and regulations of the NYSE, the SEC and/or any other competent regulatory authority and under applicable law, Mudrick Capital may designate a number of Appointed Director(s) proportionate to its share ownership percentage to serve on the compensation committee until such time as Mudrick Capital requests that they be removed from the compensation committee or replaced, or such Appointed Director resigns from the compensation committee.

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of Dómhnal Slattery, assists our board of directors in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. Dómhnal Slattery, serves as chairman of the committee. Pursuant to our Articles, unless as permitted by the rules and regulations of the NYSE, as is the case for the Company by virtue of its status as a foreign private issuer following home country corporate governance practices in accordance with Cayman Islands laws and regulations, the nominating and corporate governance committee shall comprise at least two directors, and a majority of its members shall be independent directors. For as long as Mudrick Capital directly or indirectly holds greater than 10% of our ordinary shares issued and outstanding, and to the extent permitted by the rules and regulations of the NYSE, the SEC and/or any other competent regulatory authority and under applicable law, Mudrick Capital may designate a number of Appointed Director(s) proportionate to its share ownership percentage to serve on the nominating and corporate governance committee until such time as Mudrick Capital requests that they be removed from the nominating and corporate governance committee or replaced, or such Appointed Director resigns from the nominating and corporate governance committee.

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

Certification Committee

The certification committee, which consists of Gur Kimchi, assists our board of directors in its oversight of the successful and timely achievement of regulatory certification of the VX4 aircraft and provides guidance to our senior engineering personnel. Gur Kimchi serves as the chairman of the committee. For as long as Mudrick Capital directly or indirectly holds greater than 10% of our ordinary shares issued and outstanding, and to the extent permitted by the rules and regulations of the NYSE, the SEC and/or any other competent regulatory authority and under applicable law, Mudrick Capital may designate a number of Appointed Director(s) proportionate to its share ownership percentage to serve on the certification committee until such time as Mudrick Capital requests that they be removed from the certification committee or replaced, or such Appointed Director resigns from the certification committee.

Our board of directors has adopted a certification committee charter setting forth the responsibilities of the committee. The members of the certification committee are appointed, and may be removed, by the board of directors with or without cause.

D.	Employees

As of December 31, 2024, we had 359 employees, including one intern employee and 8 fixed term contract employees, reflecting an increase from 306 employees as of December 31, 2023. The majority of our employees are based in the United Kingdom.

The table below sets out the number of employees by category:

As of December 31,
Department	2024
Production, supply chain and operations	55
Finance	12
Engineering (including Innovation management and research and development)	226
Commercial and Marketing	8
Other(1)	58
Total	359
(1)	Other includes IT, employees in our facilities (as described below), quality and human resources, among others.

The table below sets out the number of employees by location (country):

As of December
Country	31, 2024
UK	353
Singapore	2
France	4
Total	359

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

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of February 14, 2025 by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
●	each of our executive officers and our board of directors; and
●	all of our executive officers and our board of directors as a group.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, a person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Except as otherwise indicated, and subject to applicable community property laws, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is Vertical Aerospace Ltd., Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Number of Ordinary Shares
	Amount and Nature of	Percentage of Outstanding
Name of Beneficial Owner(1)	Beneficial Ownership	shares(2)
5% or Greater Shareholders
Affiliates of Mudrick Capital Management L.P.(3)	93,274,116	73.8%
Stephen Fitzpatrick(4)	20,486,923	22.8%
Saba Capital Management, L.P	8,332,000	9.4%
Directors and Named Executive Officers
Dómhnal Slattery(5)	*	*	%
Kathy Cassidy	*	*	%
Gur Kimchi	*	*	%
Benjamin Story	*	*	%
Stephen Welch	*	*	%
Stuart Simpson(6)	*	*	%
John Maloney	*	*	%
All executive officers and directors as a group (7 persons)(7)	743,811	0.9%
*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Except as otherwise indicated, and subject to applicable community property laws, we believe based on the information provided to us that the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.
(2)	Percentage of outstanding shares is based on 84,552,721 of our ordinary shares, issued and outstanding as of February 14, 2025.
(3)	Based on information reported in a Schedule 13D/A filed on January 28,2025 and other information known to the Company. Represents (i) 51,509,585 ordinary shares, (ii) 37,198,531 ordinary shares issuable upon conversion of the Convertible Senior Secured Notes, (iii) 400,000 ordinary shares issuable upon exercise of the Convertible Notes Warrants that are exercisable within 60 days of February 14, 2025, (iv) 2,083,000 ordinary shares issuable upon exercise of Tranche A Warrants that are exercisable within 60 days of February 14, 2025, and (v) 2,083,000 ordinary shares issuable upon exercise of Tranche B Warrants that are exercisable within 60 days of February 14, 2025, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P. (collectively, the “Mudrick Funds”), in the aggregate. The table above excludes 22,090,277 ordinary shares representing the maximum number of Convertible Senior Secured PIK Shares that may still be issuable to certain funds, investors, entities or accounts that are managed, sponsored or advised by Mudrick Capital Management, L.P. or its affiliates pursuant to the Indenture and the First Supplemental Indenture. Jason Mudrick is the founder, general partner and Chief Investment Officer of Mudrick Capital Management, L.P. Mr. Mudrick, through Mudrick Capital Management, L.P., is responsible for the voting and investment decisions relating to such ordinary shares. Each of the aforementioned entities and individuals disclaims beneficial ownership of the ordinary shares held of record by any other entity or individual explicitly named in this footnote except to the extent of such entity or individual’s pecuniary interest therein, if any. The address of each of the entities and individuals explicitly named in this footnote is c/o Mudrick Capital Management, L.P., 527 Madison Avenue, 6th Floor, New York, NY 10022.
(4)	Based on information reported in a Schedule 13D/A filed on January 31, 2025 and other information known to the Company. Represents (i) 15,286,923 ordinary shares held by Mr. Fitzpatrick or over which Mr. Fitzpatrick has sole voting and investment power; (ii) 5,000,000 ordinary shares issuable upon exercise of 50,000,000 SF Warrants that are exercisable within 60 days of February 14, 2025 held by Imagination Aero, a wholly-owned entity of Mr. Fitzpatrick, and (iii) 200,000 ordinary shares held by Imagination Aero. Mr. Fitzpatrick is the sole managing member and beneficial owner of Imagination Aero.
(5)	Based on information provided to the Company, includes ordinary shares beneficially owned through Vizela 1 Limited and Maples Trustee Services (Cayman) Limited. Mr. Slattery’s engagement letter with the Company includes an anti-dilution provision, pursuant to which, subject to Mr. Slattery’s continued service as the chairman of the Board, if at any time during the four year vesting period, if his award represents less than 1% of the Company’s issued and outstanding ordinary shares (excluding Earn Out Shares), the Company will grant further nil-cost options such that Mr. Slattery’s award, when fully vested, (excluding any sold, transferred or other disposed shares) remains 1% of the Company’s then issued and outstanding ordinary shares. Vested shares are subject to a 12 month holding period from the date of vesting. Notwithstanding the terms of the Plan, all unvested shares will automatically vest upon a change in control.
(6)	Mr. Simpson’s holds an anti-dilution agreement with the Company, pursuant to which, subject to Mr. Simpson’s continued employment as Chief Executive Officer of the Company, if his award represents less than 2.4% of the Company’s issued and outstanding ordinary shares (excluding Earn Out Shares), the Company will grant further nil-cost options such that Mr. Simpson’s award, when fully vested, (excluding any sold, transferred or other disposed shares) remains 2.4% of the Company’s then issued and outstanding ordinary shares. This arrangement persists until December 31, 2026, or December 31, 2028, solely to the extent that the event triggering the dilution, between January 1, 2027 and December 31, 2028, arises from the conversion of the Convertible Senior Secured Notes.
(7)	Comprising (i) 142,583 ordinary shares held by executive officers and directors, and (ii) 601,228 ordinary shares underlying options, held by executive officers and directors that have vested or that will vest within 60 days of February 14, 2025.

The table above does not include the ordinary shares represented by the Virgin Atlantic Commercial Warrant Shares, the American Commercial Warrant Shares, and the Avolon Commercial Warrant Shares because these securities are not exercisable within 60 days of February 14, 2025.

Significant Changes in Ownership

Pursuant to the Investment Agreement and First Supplemental Indenture, on December 23, 2024, Mudrick Capital converted half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes into ordinary shares of the Company, whereupon Mudrick Capital (including funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates) became our ultimate controlling party. Prior to such conversion, Mudrick Capital beneficially owned 10.7% of the Company’s ordinary shares outstanding as of June 30, 2024, on the basis of shares issuable upon conversion of the Convertible Senior Secured Notes and exercise of Company warrants held by it, based on information reported in a Schedule 13D/A filed with the SEC on November 25, 2024. Following such conversion, Mudrick Capital (including funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates) beneficially owned 79.3% of the Company’s ordinary shares outstanding as of December 23, 2024, on the basis of shares held by Mudrick Capital, together with shares issuable upon conversion of the outstanding balance of the Convertible Senior Secured Notes and exercise of Company warrants held by it, based on information reported in a Schedule 13D/A filed with the SEC on December 26, 2024.

Prior to the aforementioned Mudrick Capital conversion, Stephen Fitzpatrick was our majority shareholder, beneficially owning 74.98% of the Company’s ordinary shares outstanding as of June 30, 2024, on the basis of shares held by him and his affiliates, together with shares issuable upon exercise of warrants held by his affiliates, based on information reported in a Schedule 13D/A filed with the SEC on December 17, 2024. Following such conversion, Mr. Fitzpatrick’s beneficial ownership (on an unchanged basis) represented 27.48% of the Company’s ordinary shares outstanding as of December 23, 2024, based on information reported in a Schedule 13D/A filed with the SEC on December 26, 2024.

Difference in Voting Rights

All of the Company’s ordinary shares have the same voting rights and no major shareholder of the Company has different voting rights.

Securities Held in the Host Country

Based on a review of the information provided to us by our transfer agent, as of February 14, 2025, there were 49 registered holders of our ordinary shares, 20 of which are United States registered holders (including Cede & Co., the nominee of the Depository Trust Company), holding approximately 24.8% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Arrangements for Change in Control

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.Related Party Transactions

The following is a description of our related party transactions since January 1, 2022.

Director and Officer Indemnification

Our Articles provide for indemnification and advancement of expenses for our directors and officers to the fullest extent permitted under Cayman Islands laws, subject to certain limited exceptions. We have entered into indemnification agreements with each of our directors.

Business Combination Lock-Up Agreements

At the closing of the Business Combination, each of the VAGL Shareholders and the Sponsor entered into lock-up agreements with the Company.

The VAGL Shareholder Lock-Up Agreement

The VAGL Shareholder lock-up agreement contains certain restrictions on transfer with respect to certain ordinary shares received by the VAGL Shareholders pursuant to the Business Combination Agreement, which restrictions expired on December 16, 2024.

The VAGL Shareholder lock-up agreement also contains restrictions on voting rights, pre-emption rights, dividends and other rights as our shareholder, over Earn Out Shares, being 20% of the ordinary shares held by the VAGL Shareholders immediately following the Closing. Such restrictions in respect of the Earn Out Shares are released as to 50% on the date the closing price of ordinary shares equals or exceeds $150.00 per share for any 20 trading days within any 30 trading day period and as to 50% on the date the closing price of ordinary shares equals or exceeds $200.00 per share for any 20 trading days within any 30 trading day period. If such dates do not occur prior to the fifth year anniversary of the Closing then such ordinary shares will be forfeited and surrendered to us for cancellation and for nil consideration.

The Sponsor Lock-Up Agreement

The Sponsor lock-up agreement contains certain restrictions on transfer with respect to certain Ordinary Shares received by the Sponsor pursuant to the Business Combination Agreement, which restrictions expired on December 16, 2024.

Office Space Agreement with Imagination Industries Investments Limited

VAGL entered into an office space agreement with Imagination Industries Investments Ltd (“i3”) on January 1, 2022, as amended, pursuant to which i3 agreed to provide a dedicated number of desk space at the United House office in London to Vertical. We paid i3 £130 thousand during the year ended December 31, 2024 for this office space. i3 is indirectly owned by Mr. Fitzpatrick (who, at the time of entry into the agreement, was our Chief Executive Officer, director and majority shareholder).

Relationship with Mudrick Capital

Convertible Senior Secured Notes

On October 26, 2021, we entered into the Convertible Senior Secured Notes Subscription Agreement with Mudrick Capital, pursuant to which, concurrently with the consummation of the Business Combination, (i) Mudrick Capital purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000,000 for an aggregate Purchase Price of $192,000,000, and the Company issued and sold to Mudrick Capital the Convertible Senior Secured Notes in consideration for the payment of the Purchase Price, and (ii) the Company issued to Mudrick Capital 4,000,000 Convertible Notes Warrants (with 10 such warrants exercisable for one ordinary share of the Company).

As adjusted for the Reverse Share Split, the Convertible Senior Secured Notes were initially convertible into up to 1,818,182 ordinary shares (excluding any interest, and subject to adjustments as provided in the Indenture) at an initial conversion rate of 9.09091 ordinary shares per $1,000 principal amount of Convertible Senior Secured Note, at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes.

Upon the occurrence of a Fundamental Change (as defined in the Indenture), then Mudrick Capital has the right, at its option, to require us to repurchase for cash all or any portion of its Convertible Senior Secured Notes in principal amounts of $1,000 or an integral multiple thereof, at a fundamental change repurchase price equal to the principal amount of the Convertible Senior Secured Notes to be repurchased multiplied by any applicable fundamental change redemption multiplier as specified in the Indenture, plus accrued and unpaid interest on the Convertible Senior Secured Notes to be repurchased.

On December 15, 2024, the Company entered into a forbearance agreement (the “Forbearance Agreement”), by and among the Company, VAGL, Mudrick Capital, Stephen Fitzpatrick and Imagination Aero, pursuant to which Mudrick Capital, as the sole holder of the Convertible Senior Secured Notes, committed to forbear from exercising its rights upon the occurrence of an event of default arising as a result of certain specified defaults or potential defaults under the Indenture. Additionally, the Forbearance Agreement includes support undertakings from Mudrick Capital in respect of the contemplated transactions memorialized in the Investment Agreement, as a well as a release of past, present and future claims against any of the other parties thereto relating to such transactions.

On December 23, 2024, the Company entered into the First Supplemental Indenture with the Trustee. The First Supplemental Indenture sets forth certain amendments to the Indenture, including: (i) increasing the interest rate applicable to the Convertible Senior Secured Notes to 10.00% per annum if we elect to pay interest in cash and 12.00% per annum if we elect to pay all incurred interest in-kind, and interest is paid semi-annually in arrears; (ii) extending the maturity date of the Convertible Senior Secured Notes to December 15, 2028, redeemable at any time by us, in whole but not in part, for cash, at par plus, if redeemed before the second anniversary of issuance, certain make-whole premiums as specified in the indenture governing the Convertible Senior Secured Notes; and (iii) providing for a fixed conversion price of $2.75 per ordinary share (or 363.636 ordinary shares per $1,000 principal amount) for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share (or 285.714 ordinary shares per $1,000 principal amount) for the other half. The Convertible Senior Secured Notes Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto.

Following the execution of the First Supplemental Indenture, on December 23, 2024, the Partial Conversion occurred, wherein the holders of the Convertible Senior Secured Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per ordinary share, which resulted in the issuance of 47,343,585 ordinary shares by the Company to the holders of the Convertible Senior Secured Notes. As of February 14, 2025 a total of 37,198,531 ordinary shares are issuable upon exercise of the remaining outstanding principal amount of the Convertible Senior Secured Notes.

Following the Partial Conversion, as contemplated by the Investment Agreement, Mudrick Capital executed a Waiver, dated as of the date of the Partial Conversion, granting waivers to the Company in respect of certain existing and potential defaults, as well as any events of default potentially resulting therefrom, under the Indenture, subject to certain terms and conditions specified therein.

Following the Partial Conversion, as contemplated by the Investment Agreement, the Company and VAGL entered into the Second Supplemental Indenture to the Indenture with the Trustee, pursuant to which VAGL became a guarantor of the Convertible Senior Secured Notes under the Indenture.

Investment Agreement and Related Transactions

On December 20, 2024, the Company and, among others, Mudrick Capital entered into the Investment Agreement, pursuant to which Mudrick Capital committed to fund up to $50 million to the Company in its subsequent funding round, with $25 million funded on a non-contingent basis, and a backstop commitment for an additional $25 million to be funded by Mudrick Capital if the Company is not able to raise such amount in such funding round. We launched the funding round in January 2025 by way of the 2025 Offering, culminating in aggregate gross proceeds of $90 million, before deducting underwriting discounts and commissions and other offering expenses, with Mudrick Capital contributing $25 million thereof.

As contemplated by the Investment Agreement, the Company and Mudrick Capital entered into a lock-up agreement, dated as of the date of the Investment Agreement, containing certain restrictions on transfer with respect to all ordinary shares of the Company beneficially owned by Mudrick Capital until the earlier of the completion of the subsequent funding round of the Company and March 31, 2025. Such restrictions on transfer expired on January 24, 2025 in connection with the closing of the 2025 Offering, and were superseded by the lock-up entered into, among others, by the Company’s 10% or greater shareholders (including Mudrick Capital) in connection with the 2025 Offering, as described below under “—2025 Offering Officer/Director/Shareholder Lock-Ups.”

In connection with the Partial Conversion, as contemplated by the Investment Agreement, the Company and Mudrick Capital entered into a registration rights agreement, dated as of the date of the Partial Conversion, pursuant to which the Company granted certain registration rights in respect of the ordinary shares issued under the Partial Conversion and the ordinary shares issuable in respect of the balance of the unconverted Convertible Senior Secured Notes together with any paid-in-kind interest that may accrue thereunder, to the extent not already registered under an effective registration statement of the Company (the “MC Registrable Shares”). On February 7, 2025, the Company filed a registration statement with the U.S. Securities and Exchange Commission registering all such MC Registrable Shares.

As set out in the Investment Agreement, the Company agreed to reimburse Mudrick Capital for the reasonable and documented fees, expenses and disbursements of legal counsel (including one firm of Cayman Islands counsel) incurred by Mudrick Capital in connection with (i) the transactions contemplated under the Investment Agreement, including, without limitation, (1) the structuring of the investment, (2) the negotiation, preparation of the Investment Agreement and the other transaction documents and (3) the consummation of the investment and (ii) the SF Investment Agreement and the evaluation of claims thereunder.

Governance Changes

In connection with the Investment Agreement, our shareholders approved amendments to the Company’s Articles, effective as of December 23, 2024, to, among other things:

●	grant Mudrick Capital director nomination rights for a number of directors proportionate in number (rounded to the nearest whole number), on the basis of a Board consisting of seven directors, to its share ownership percentage so long as Mudrick Capital beneficially owns greater than 10% of the Company’s issued and outstanding ordinary shares (each an “Appointed Director”);
●	provide that, other than in respect of an independent Appointed Director, Mudrick Capital may remove any Appointed Director by delivering notice to the Company; and
●	provide that for so long as Mudrick Capital beneficially owns greater than 10% of the Company’s issued and outstanding ordinary shares and it is permitted by applicable law and stock exchange rules, Mudrick Capital may designate a number of Appointed Director(s) proportionate to its share ownership percentage (rounded to the nearest whole number and with a minimum of one member) to serve on each of the Board’s committees.

As contemplated by the Investment Agreement, the Company, Mudrick Capital, Stephen Fitzpatrick and Imagination Aero entered into the Shareholder Letter Agreement, dated December 23, 2024, setting forth, among other things, certain rights conferred upon Mudrick Capital by the Company, including:

●	a pre-emptive right to maintain its ownership percentage of the Company for so long as Mudrick Capital and its affiliates maintain at least a 20% beneficial ownership position, with customary exclusions for acquisitions and issuances to employees and directors;
●	a consent right in respect of any proposed adoption of any amendment to the Articles that, if adopted, will materially and adversely affect the rights of Mudrick Capital in respect of the appointment and removal of directors as set forth in the Articles; and
●	a consent right in respect of any action to change the composition of the Board, other than in accordance with the Articles.

Relationship with Stephen Fitzpatrick

SF Investment Agreement and Related Transactions

On February 22, 2024, we entered into the SF Investment Agreement with Imagination Aero, a company wholly owned by Stephen Fitzpatrick (who, at the time of entry, was our majority shareholder, Chief Executive Officer and a member of our board of directors), pursuant to which Imagination Aero agreed to purchase, and we agreed to issue and sell to Imagination Aero, up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants (with 10 such warrants exercisable for one ordinary share of the Company), in each case at purchase prices specified in the SF Investment Agreement and subject to the terms and conditions set out in the SF Investment Agreement. In accordance with the SF Investment Agreement, on March 13, 2024, we received $25 million in gross proceeds in GBP converted based on the agreed exchange rate specified in the SF Investment Agreement in consideration for newly issued ordinary shares and SF Warrants.

In connection with the SF Investment, the Company executed the SF Warrant Instrument, dated as of the closing of the initial investment under the SF Investment, setting forth the terms and conditions of the 50,000,000 SF Warrants issued to Imagination Aero, a company wholly owned by Mr. Fitzpatrick, in accordance with the terms of the Investment Agreement.

In connection with the SF Investment, the Company and Imagination Aero, a company wholly owned by Mr. Fitzpatrick, entered into a registration rights agreement, dated as of the closing of the initial investment under the SF Investment Agreement, pursuant to which the Company granted certain registration rights in respect of the ordinary shares issued and issuable pursuant to the SF Investment Agreement, and the ordinary shares issuable upon exercise of the SF Warrants issued pursuant to the SF Investment Agreement. On February 7, 2025, the Company filed a registration statement with the U.S. Securities and Exchange Commission registering all ordinary shares issued pursuant the SF Investment Agreement and all ordinary shares issuable upon exercise of the SF Warrants.

In connection with the SF Investment, the Company and Imagination Aero, a company wholly owned by Mr. Fitzpatrick, entered into a lock-up agreement, dated as of the closing of the initial investment under the SF Investment Agreement, containing certain restrictions on transfer with respect to the ordinary shares issued and issuable pursuant to the SF Investment Agreement, beginning at the date of issuance and ending 180 days thereafter. The restrictions on transfer in respect of the ordinary shares issued pursuant to the SF Investment Agreement on March 13, 2024 expired on September 9, 2024.

In connection with the SF Investment, our shareholders approved amendments to the Company’s Articles, effective as of March 13, 2024, to grant Mr. Fitzpatrick, among other things, certain director appointment, removal and committee designation rights. Such rights granted to Mr. Fitzpatrick were subsequently removed from the Company’s Articles in connection with the amendments thereto contemplated by the Investment Agreement and approved by our shareholders on, and effective as of, December 23, 2024.

Pursuant to an SF Reserved Matters Letter Agreement between the Company and Mr. Fitzpatrick dated as of the closing of the initial investment under the SF Investment Agreement, entered into in connection with the SF Investment, the Company granted to Mr. Fitzpatrick, among other things, certain consent and veto rights in respect of proposals to amend Mr. Fitzpatrick’s director appointment and removal rights under the Articles, actions to increase the maximum number of directors permitted under the Articles, and Company issuances of securities that would reduce Mr. Fitzpatrick’s shareholding below a majority stake in the Company. In connection with, and as contemplated by, the Investment Agreement, the SF Reserved Matters Letter Agreement was terminated on December 23, 2024.

Investment Agreement and Related Transactions

On December 15, 2024, the Company and Stephen Fitzpatrick, among others, entered into the Forbearance Agreement, pursuant to which Mr. Fitzpatrick undertook to support the contemplated transactions memorialized in the Investment Agreement, as a well as to release any past, present and future claims against any of the other parties thereto relating to such transactions.

On December 20, 2024, the Company and, among others, Imagination Aero, a company wholly owned by Mr. Fitzpatrick, entered into the Investment Agreement. Pursuant to the Investment Agreement, all obligations under the SF Investment Agreement are deemed expired, including in respect of the funding commitment thereunder regarding a second tranche of $25 million, with such obligations being replaced by the right for Mr. Fitzpatrick a 12-month option to invest up to $25 million in ordinary shares of the Company at a strike price equal to the per share purchase price paid by investors in the 2025 Offering.

In connection with the Investment Agreement, the Company, Stephen Fitzpatrick and Imagination Aero, a company wholly owned by Mr. Fitzpatrick, entered into a lock-up agreement, dated as of the date of the Investment Agreement, containing certain restrictions on transfer with respect to all ordinary shares of the Company beneficially owned by Mr. Fitzpatrick until the earlier of the completion of the subsequent funding round of the Company and March 31, 2025. Such restrictions on transfer expired on January 24, 2025 in connection with the closing of the 2025 Offering, and were superseded by the lock-up entered into, among others, by each of the Company’s directors (including Mr. Fitzpatrick) in connection with the 2025 Offering, as described below under “—2025 Offering Officer/Director/Shareholder Lock-Ups.”

In connection with the Investment Agreement, our shareholders approved amendments to the Company’s Articles, effective as of December 23, 2024, to, among other things:

●	entitle Mr. Fitzpatrick, so long as he beneficially owns at least 3% of the Company’s issued and outstanding ordinary shares, to serve as a director on the Board; and
●	provide that Mr. Fitzpatrick may only be removed from office by an ordinary resolution of the shareholders with cause.

Pursuant to the Shareholder Letter Agreement, as contemplated by the Investment Agreement, Mr. Fitzpatrick, among other things:

●	was granted a pre-emptive right to maintain its ownership percentage of the Company for so long as Mr. Fitzpatrick and his affiliates maintain at least a 3% beneficial ownership position, with customary exclusions for acquisitions and issuances to employees and directors;
●	is entitled to reimbursement by the Company of costs and expenses relating to his service as a director on the boards of the Company and VAGL, subject to an annual cap; and
●	was granted a consent right in respect of any proposed adoption of any amendment to the Articles that, if adopted, will materially and adversely affect his rights to remain as a director on the boards of the Company and VAGL; and

●	is subject to a non-competition, non-solicitation, no-hire provision until 12 months following the date that he no longer has the right to hold a directorship position on the Board.

As set out in the Investment Agreement, the Company agreed to reimburse Mr. Fitzpatrick for the reasonable and documented fees, expenses and disbursements of legal counsel (including one firm of Cayman Islands counsel) incurred by Mr. Fitzpatrick in connection with (i) the transactions contemplated under the Investment Agreement, including, without limitation, (1) the structuring of the investment, (2) the negotiation, preparation of the Investment Agreement and the other transaction documents and (3) the consummation of the investment and (ii) the SF Investment Agreement and the evaluation of claims thereunder.

2025 Offering Officer/Director/Shareholder Lock-Ups

In connection with the 2025 Offering, each of the Company’s executive officers, directors and 10% or greater shareholders (including Mudrick Capital and Mr. Fitzpatrick) agreed, for a period of 60 days after January 22, 2025, subject to certain exceptions, not to sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of any ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares beneficially owned by each such person without the prior written consent of the underwriters to the 2025 Offering.

Relationship with Stephen Welch

Pursuant to the Remuneration Agreement, a portion of Stephen Welch’s compensation for his services rendered as a member and chairman of our board of directors of the Company (including as a member of any committee of the Board) was paid by Stephen Fitzpatrick.

On December 20, 2024, the Company agreed to reimburse Stephen Fitzpatrick for all documented fees and expenses incurred up to the date of the Partial Conversion of the Convertible Senior Secured Notes in connection with Stephen Welch’s position on the Board, subject to a cap of $75 thousand (£60 thousand). In January 2025, Stephen Fitzpatrick and Stephen Welch agreed to terminate the Remuneration Agreement and the Company agreed to waive the cap to settle all outstanding compensation.

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

In the year ended December 31, 2024, we did not declare or pay any dividends.

B.Significant Changes

None.

Item 9.The Offer and Listing

A.Offer and Listing Details

Our ordinary shares and warrants commenced trading on the NYSE on December 16, 2021. Prior to that date, there was no public trading market for our ordinary shares or warrants.

On November 15, 2024, the New York Stock Exchange (the “NYSE”) notified us, and publicly announced, that the NYSE determined to commence proceedings to delist the Company’s public warrants, ticker symbol “EVTLW” (the “Public Warrants”), from the NYSE and that trading in the Public Warrants would be suspended immediately. The Public Warrants were issued in exchange for public warrants of Broadstone Acquisition Corp. in connection with the Company’s business combination therewith. The notice indicated that the NYSE has determined that the Public Warrants are no longer suitable for listing based on “abnormally low selling price” levels, pursuant to Section 802.01D of the NYSE Listed Company Manual. On December 4, 2024, the NYSE filed a Form 25 with the SEC, removing the Public Warrants from their listing on the NYSE. We do not intend to appeal the NYSE’s determination to delist the Public Warrants.

B.Plan of Distribution

Not applicable.

C.Markets

Our ordinary shares are listed on the NYSE under the symbol “EVTL”.

D.Selling Shareholders

Not Applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

A copy of our Articles is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.10 to this Annual Report and is incorporated by reference into this Annual Report.

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

Material Cayman Islands Tax Considerations

The following discussion is a summary of the material Cayman Islands tax considerations relating to the purchase, ownership and disposition of our ordinary shares. There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to us will be received free of all Cayman Islands taxes. We have received an undertaking from the Government of the Cayman Islands to the effect that, for a period of twenty years from the date of the undertaking (January 13, 2022), no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under the Company, or to the shareholders thereof, in respect of any such property or income.

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

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations for U.S. Holders (as defined below) of the ownership and disposition of our ordinary shares and warrants. This discussion applies only to our ordinary shares and warrants that are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposal of our ordinary shares and warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. We have neither sought nor will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	banks, insurance companies, and certain other financial institutions;
●	regulated investment companies and real estate investment trusts;
●	brokers, dealers or traders in securities;
●	traders in securities that elect to mark to market;
●	tax-exempt organizations or governmental organizations;
●	U.S. expatriates and former citizens or long-term residents of the United States;
●	persons holding our ordinary shares and/or warrants as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares and/or warrants being taken into account in an applicable financial statement;
●	persons that actually or constructively own 5% or more (by vote or value) of the outstanding issued ordinary shares;
●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	S corporations, partnerships or other entities or arrangements treated as partnerships or other flowthrough entities for U.S. federal income tax purposes (and investors therein);

●	U.S. Holders having a functional currency other than the U.S. dollar;
●	persons who hold or received our ordinary shares and/or warrants, as the case may be, pursuant to the exercise of any employee share option or otherwise as compensation; and
●	tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of our ordinary shares and/or warrants that is for U.S. federal income tax purposes:

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

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares and/or warrants, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the partner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THE U.S. FEDERAL INCOME TAX CONSEQUENCE OF OWNING OUR ORDINARY SHARES AND/OR WARRANTS TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR ORDINARY SHARES AND/OR WARRANTS.

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

Subject to certain exceptions, dividends paid by us with respect to the ordinary shares will generally constitute foreign-source “passive category income” and will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders in respect of dividends received from U.S. corporations.

Sale or Other Taxable Disposition of Ordinary Shares and Warrants

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of the ordinary shares and/or warrants, a U.S. Holder generally will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ordinary shares and/or warrants. A U.S. Holder’s adjusted tax basis in such ordinary shares and/or warrants generally will be such U.S. Holder’s purchase price for the ordinary shares and/or warrants. Any such gain or loss generally will be U.S. source gain or loss and will be treated as long term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares and/or warrants exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the income tax treaty between the United States and the United Kingdom to such U.S. Holder’s particular circumstances.

Exercise or Lapse of a Warrant

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

It is also possible that a cashless exercise of a Public Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “ —Sale or Other Taxable Disposition of Ordinary Shares and Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the warrants deemed exercised and (ii) the exercise price of such warrants. A U.S. Holder’s holding period for the ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of warrants.

Possible Constructive Distributions

The terms of each Public Warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Public Warrant would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the ordinary shares which is taxable to the holders of such shares as described under “ —Distributions on ordinary shares” above. Such constructive distribution would generally be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from us equal to the fair market value of such increased interest. However, it is unclear whether a distribution treated as a dividend deemed paid to a non-corporate U.S. Holder would be eligible for the lower applicable long term capital gains rates as described above under “—Distributions on Ordinary Shares.”

Passive Foreign Investment Company

We will be classified as a PFIC within the meaning of Section 1297 of the Code, for any taxable year if either: (1) at least 75% of the gross income of the Company is “passive income” for purposes of the PFIC rules, the so-called PFIC income test, or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income, the so-called PFIC asset test. For this purpose, we will be treated as owning the proportionate share of the assets, and earning the proportionate share of the income, of any other corporation in which we own, directly or indirectly, 25% or more measured by value of the stock. We are an early-stage company and do not expect to realize revenue until our manufacturing operations are in production. Until we generate revenue, our PFIC status would largely depend on whether we earn non-passive income, such as government grants and research and development tax credits, and whether the amount of such non-passive income exceeds 25% of our gross income for the relevant taxable year. While not clear, taking into account our income, assets and market capitalization, we believe that we were not a PFIC for the taxable year that ended on December 31, 2024. Even after we start generating revenue, our PFIC status would depend on, among other things, the composition of the income, assets and operations of us and our subsidiaries and there can be no assurances that we will not be treated as a PFIC again in any future taxable year. In addition, fluctuations in our market capitalization could affect the analysis under the PFIC asset test. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

If we are considered a PFIC for any taxable year that a U.S. Holder holds ordinary shares or warrants, we would continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) we ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its ordinary shares and/or warrants at their fair market value on the last day of the last taxable year in which we are classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ordinary shares or warrants with respect to which the deemed sale election was made will not be treated as shares or warrants in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to a U.S. Holder’s ordinary shares or warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its ordinary shares or warrants (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. Under the Excess Distribution Rules:

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its ordinary shares to elect out of the Excess Distribution Rules discussed above if we are treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its ordinary shares, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such ordinary shares an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “ —Distributions on Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of warrants will not be able to make a mark-to-market election with respect to their warrants.

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

If a U.S. Holder does not make a mark-to-market election (or a QEF election) effective from the first taxable year of a U.S. Holder’s holding period for the ordinary shares in which we are a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark to mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

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

Information Reporting and Backup Withholding

Information reporting requirements may apply to distributions received by U.S. Holders of ordinary shares, and the proceeds received on sale or other taxable the disposition of ordinary shares and/or warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any distributions with respect to ordinary shares and proceeds from the sale, exchange, redemption or other disposition of ordinary shares and/or warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s disposition of their ordinary shares and/or warrants, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W - 8BEN, IRS Form W - 8BEN - E or IRS Form W - 8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Distributions paid with respect to ordinary shares and proceeds from the sale of other disposition of ordinary shares and/or warrants received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

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

Item 11.Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of market risk, credit risk and liquidity risk as follows. For further discussion and sensitivity analysis of these risks, see note 25 to our consolidated financial statements, which are included elsewhere in this Annual Report.

Item 12.Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

The information called for by this Item has been reported in the Company’s Reports on Form 6-K filed with the SEC on February 23, 2024 (including Exhibit 99.2 thereto), March 13, 2024 (including Exhibit 3.1 thereto), August 16, 2024 (including Exhibit 99.1 thereto), September 16, 2024 (including Exhibit 3.1 thereto), September 17, 2024 (including Exhibit 99.1 thereto), September 30, 2024 (including Exhibit 3.1 thereto), December 13, 2024 (including Exhibit 99.1 thereto) and December 23, 2024 (including Exhibit 3.1 thereto).

See Item 10. “Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders.

Item 15.Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and interim Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and interim Principal Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024.

Based on the material weaknesses described below, our Chief Executive Officer and our interim Principal Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective. Notwithstanding the identified material weaknesses, our Chief Executive Officer and interim Principal Financial Officer have concluded that the consolidated financial statements included elsewhere in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the material weaknesses described below, our management, with the participation of our Chief Executive Officer and our interim Principal Financial Officer, has concluded that, as of December 31, 2024, our internal control over financial reporting was not effective.

Previously Identified Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

As reported in our Annual Report on Form 20-F for the year ended December 31, 2023, we previously identified material weaknesses in our internal control over financial reporting, driven by the lack of a sufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience, which lead to our inability to:

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

Progress has been made to improve the design and implementation of our internal controls over a number of our financial reporting processes. However, remediation of the material weaknesses will require validation and testing of the operating effectiveness of the applicable remedial controls over a sustained period of financial reporting cycles. Management has not finalized the design of controls in certain processes nor completed sufficient testing of the operating effectiveness of internal controls. As such, these material weaknesses remain unremediated as of December 31, 2024.

Remediation Activities and Plans

During 2024, we have implemented, and will continue to identify and implement in subsequent years, appropriate steps to remediate the material weaknesses described above.

We have continued to supplement internal resources with additional external advice, which will continue to provide ongoing support in regard to complex accounting matters, valuation modelling, judgmental areas and changes in accounting standards.

This includes the execution of an internal audit plan and a review of key financial controls by an independent outsourced internal audit function that focusses on identifying key processes, key controls and any gaps requiring remediation.

As our operations grow in size, scope and complexity, we will need to further increase our resources with a sufficient level of accounting knowledge, training and experience in specific areas. We will also need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of similar complementary features and functionalities, while maintaining and improving the reliability and integrity of our systems and infrastructure.

During 2024, the Company made progress on many of its remedial actions surrounding the material weaknesses identified as of December 31, 2023. However, for many of these remedial actions, management has been unable to obtain sufficient assurance that these have been implemented and/or operating contemporaneously and continuously as of December 31, 2024, and therefore the material weaknesses were not fully remediated at year-end. The Company plans to refine the design of many of the controls and evaluate and monitor whether they are operating effectively during 2025.

Based upon the above evaluation, our Chief Executive Officer and interim Principal Financial Officer concluded that, as a result of the material weakness described above, our internal control over financial reporting was not effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies.”

Change in Internal Control Over Financial Reporting

Except for the remediation efforts described above taken to address the material weaknesses, there were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers LLP (PCAOB ID 876) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2024 and 2023.

The table below sets out the total amount billed to us by PricewaterhouseCoopers LLP for services performed in the years ended December 31, 2024 and 2023, and breaks down these amounts by category of service:

	2024	2023
	£’000	£’000
Audit Fees	605	517
Audit Related Fees	479	282
Tax Fees	—	—
All Other Fees	—	—
Total	1,084	799

Audit Fees

Audit fees for the years ended December 31, 2024 and 2023 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related services provided in the years ended December 31, 2024 and 2023 related to periodic reports, other documents filed with the SEC, and comfort letters and consents issued in connection with securities offerings.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth the Company’s ordinary shares acquired during 2024 by Stephen Fitzpatrick, an “affiliated purchaser” of the Company as defined in Rule 10b-18(a)(3) under the Exchange Act at the time of such acquisition, for his own account. As of December 31, 2024, Mr. Fitzpatrick acquired a total of 137,399 ordinary shares of the Company in open-market transactions using his personal funds during the calendar year 2024.

			Total number of	Maximum Number (or
			Ordinary Shares	Approximate Dollar
		Average Price	Purchased as Part	Value) of Ordinary
	Total Number of	Paid per	of Publicly	Shares that May Yet Be
	Ordinary Shares	Ordinary	Announced Plans	Purchased Under the
Period	Purchased	Share[1]	or Programs	Plans or Programs
March 18-27, 2024	137,399	$8.39	—	—
Total	137,399	$8.39	—	—

1 Excludes broker and transaction fees. Number of shares and average purchase price as adjusted for the Reverse Share Split.

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

Our cybersecurity risk management program includes:

●	Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, and our broader enterprise IT environment;
●	A team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
●	The use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
●	Cybersecurity awareness training of our employees, and senior management;
●	A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

●	A third party risk management process for service providers, suppliers, and vendors who have access to our critical systems and information.

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

The Audit Committee receives quarterly updates from management on our cybersecurity activities. In addition, management updates the Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board has also received briefings from management on our cyber risk management program. Board members have also received presentations on cybersecurity topics from our Finance & IT Director or external experts as part of the Board’s continuing education on topics that impact public companies.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and any retained external cybersecurity consultants. Our management team’s experience includes technology leadership roles at Rolls-Royce, Royal Mail and Vodafone.

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

Item 19.Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Fourth Amended and Restated Memorandum and Articles of Association of Vertical Aerospace Ltd.	6-K	001-41169	3.1	12/23/2024

2.1	Specimen Ordinary Share Certificate of Vertical Aerospace Ltd.	F-4	333-257785	4.2	7/9/2021

2.2	Warrant Agreement between Broadstone and Continental Stock Transfer & Trust Company, dated as of September 10, 2020.	F-4	333-257785	4.4	7/9/2021

2.3	Assignment, Assumption and Amendment Agreement (Warrant Agreement) dated December 15, 2021, between Vertical Aerospace Ltd. and Continental Stock Transfer & Trust Company, dated as of September 10, 2020.	20-F	001-41169	2.3	4/29/2022

2.4	Warrant Agreement between Mudrick Capital Management L.P. and Vertical Aerospace Ltd. dated as of October 26, 2021.	F-1	333-262207	4.8	1/18/2022

2.5	Indenture December 16, 2021, between Vertical, Broadstone as guarantor, VAGL as guarantor and U.S. Bank National Association as trustee and collateral agent for the Convertible Senior Secured Notes.	20-F	001-41169	2.5	4/29/2022

2.6	First Supplemental Indenture, dated December 23, 2024, between Vertical and U.S. Bank Trust Company, National Association.	6-K	001-41169	4.1	12/23/2024

2.7	Second Supplemental Indenture, dated December 23, 2024, between Vertical and U.S. Bank Trust Company, National Association.	6-K	001-41169	4.2	12/23/2024

2.8	Waiver, dated December 23, 2024, of Mudrick Capital Management L.P.	6-K	001-41169	4.3	12/23/2024

2.9	American Warrant Instrument dated December 16, 2021 and as amended on July 15, 2022, by and among Vertical, Broadstone, the Sponsor, Merger Sub, VAGL and other parties listed therein.	F-1	333-266643	4.6	8/8/2022

2.10	Avolon Warrant Instrument dated December 16, 2021, by and among Vertical, Broadstone, the Sponsor, Merger Sub, VAGL and other parties listed therein.	20-F	001-41169	4.8	4/29/2022

2.11	Virgin Atlantic Warrant Instrument, dated October 29, 2021, by and among Vertical, Broadstone, the Sponsor, Merger Sub, VAGL and other parties listed therein.	F-4	333-257785	10.20	11/1/2021

2.12†	SF Warrant Instrument, dated March 13, 2024.	6-K	001-41169	99.1	3/13/2024

2.13	Warrant Agreement, dated January 23, 2025, by and between Vertical and Continental Stock Transfer & Trust Company, LLC.	6-K	001-41169	4.1	1/23/2025

2.14	Description of Securities					*

4.1	Registration Rights Agreement dated December 15, 2021, by and among Vertical, Sponsor, Broadstone and other parties as set forth therein.	20-F	001-41169	4.2	4/29/2022

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

4.2††	Amended and Restated Vertical Aerospace Ltd. 2021 Incentive Award Plan, dated as of September 20, 2024.					*

4.3††	Form of Vertical Aerospace Ltd. Replacement Enterprise Management Incentive Option Agreements.	S-8	333-263815	4.4	3/24/2022

4.4	Call Option Agreement dated December 16, 2021, by and among American and VAGL.	20-F	001-41169	4.12	4/29/2022

4.5	Avolon Partnership Agreement, dated March 16, 2021, between VAGL and Avolon Aerospace Leasing Limited.	F-4	333-257785	10.15	8/24/2021

4.6	Rent Deposit Deed, dated July 15, 2021, between Anthony Nigel Samson, VAGL and Imagination Industries Limited.	F-4	333-257785	10.16	8/24/2021

4.7	Licence to Assign, dated July 15, 2021, between Anthony Nigel Samson, Vertical, Imagination Industries Limited and VAGL.	F-4	333-257785	10.17	8/24/2021

4.8	Form of Indemnification and Advancement Agreement.					*

4.9††	Form of Director Appointment Letter.	F-1	333-262207	10.23	1/18/2022

4.10	Amended and Restated Share Purchase Agreement, dated September 22, 2022, between Vertical and Nomura Securities International, Inc.	20-F	001-41169	4.12	3/22/2023

4.11	Registration Rights Agreement, dated August 5, 2022, between Vertical and Nomura Securities International, Inc.	F-1	333-266643	10.19	8/8/2022

4.12†	Investment Agreement, dated February 22, 2024, between Vertical and Imagination Aero Investments Limited.	6-K	001-41169	99.1	2/23/2024

4.13	Registration Rights Agreement, dated March 13, 2024, between Vertical and Imagination Aero Investments Limited.	6-K	001-41169	99.3	3/13/2024

4.14†	Forbearance Agreement, dated December 15, 2024, by and among Vertical, VAGL, Mudrick Capital Management L.P., Stephen Fitzpatrick and Imagination Aero Investments Limited.	6-K	001-41169	99.1	12/20/2024

4.15†	Investment Agreement, dated December 20, 2024, by and among Vertical Aerospace Ltd., Vertical Aerospace Group Ltd., Mudrick Capital Management L.P., Stephen Fitzpatrick and Imagination Aero Investments Limited.	6-K	001-41169	99.2	12/20/2024

4.16	Registration Rights Agreement, dated December 23, 2024, between Vertical and Mudrick Capital Management L.P.	6-K	001-41169	99.4	12/23/2024

4.17	Shareholder Letter Agreement, dated December 23, 2024, by and among Vertical, Mudrick Capital Management L.P., Stephen Fitzpatrick and Imagination Aero Investments Limited.	6-K	001-41169	99.1	12/23/2024

8.1	List of Subsidiaries.					*

11.1	Insider Trading Policy	20-F	001-41169	11.1	3/14/2024

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.					*

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation	20-F	001-41169	97.1	3/14/2024

101.INS	Inline XBRL Instance Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).					*
*	Filed herewith.
**	Furnished herewith.
†	Certain personal information has been redacted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.
††	Indicates a management contract or compensatory plan.

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

Vertical Aerospace Ltd.

Date: March 11, 2025

By:	/s/ Stuart Simpson
Name:	Stuart Simpson
Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vertical Aerospace Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Vertical Aerospace Ltd. and its subsidiaries (the “Group”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Group’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group is not currently generating revenue, since inception has incurred net losses and net cash outflows from operating activities, has a net shareholders’ deficit, requires additional capital to continue to fund its ongoing operations, and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Group changed the manner in which it accounts for derivative financial liabilities in 2024.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers LLP

Bristol, United Kingdom

March 11, 2025

We have served as the Group’s auditor since 2017.

Vertical Aerospace Ltd

Consolidated Statement of Comprehensive Income for the Years Ended December 31, 2024, December 31, 2023 and December 31, 2022

	Note	2024	2023	2022
		£ 000	£ 000	£ 000
Research and development expenses	6	(59,888)	(65,373)	(49,129)
Administrative expenses	6	(43,411)	(40,818)	(54,806)
Related party administrative expenses	6	(1,280)	(83)	(83)
Other operating income	5	43,412	4,326	5,911
Operating loss		(61,167)	(101,948)	(98,107)
Finance income	7	2,641	35,801	32,226
Finance costs	7	(34,946)	(16,460)	(28,494)
Related party finance costs	7	(687,723)	—	—
Net finance (costs)/ income	7	(720,028)	19,341	3,732
Loss before tax		(781,195)	(82,607)	(94,375)
Income tax (expense)/credit	9	(45)	22,661	—
Net loss for the year		(781,240)	(59,946)	(94,375)
Other Comprehensive income:
Change in fair value from own credit risk		22,293	—	—
Foreign exchange translation differences		2,426	(6,881)	8,450
Other comprehensive income/(loss) for the year		24,719	(6,881)	8,450
Total comprehensive loss for the year		(756,521)	(66,827)	(85,925)
		£	£	£
Basic and diluted loss per share	8	(38.46)	(3.13)	(5.26)

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Foreign exchange translation differences may be reclassified to profit or loss.

Vertical Aerospace Ltd

Consolidated Statement of Financial Position as at December 31, 2024 and December 31, 2023

		December 31,	December 31,	January 1,
	Note	2024	2023	2023
		£ 000	£ 000	£ 000

Non-current assets
Property, plant and equipment	10	3,078	3,821	2,690
Right of use assets	11	1,969	2,453	3,121
Intangible assets	12	132	1,018	2,048
		5,179	7,292	7,859
Current assets
Trade and other receivables	14	18,297	26,413	18,864
Financial assets at amortized cost		—	—	59,886
Restricted cash	13	1,700	1,700	1,700
Cash and cash equivalents	13	22,556	48,680	62,927
		42,553	76,793	143,377
Total assets		47,732	84,085	151,236
Equity
Share capital	15	55	17	16
Other reserve	15	99,299	86,757	94,857
Treasury share reserve	15	(803)	—	—
Share premium	15	554,391	257,704	257,197
Accumulated deficit		(1,152,283)	(394,257)	(344,752)
Total Shareholder's (deficit)/equity		(499,341)	(49,779)	7,318
Non-current liabilities
Lease liabilities	17	1,620	1,977	2,645
Provisions	18	620	256	365
Trade and other payables	19	3,991	3,922	4,153
		6,231	6,155	7,163
Current liabilities
Derivative financial liabilities	23	524,242	109,291	115,247
Lease liabilities	17	581	643	516
Warrant liabilities	20	434	907	4,961
Trade and other payables	19	15,585	16,868	16,031
		540,842	127,709	136,755
Total liabilities		547,073	133,864	143,918
Total equity and liabilities		47,732	84,085	151,236

Amendments to IAS 1 with respect to the classification of liabilities as current or non-current, effective for periods beginning on or after 1 January 2024, have been applied retrospectively in accordance with IAS 8. Derivative financial liabilities have therefore been reclassified from non-current liabilities to current liabilities for all periods presented. In accordance with IAS 1, the Company has also presented a third balance sheet at the beginning of the comparative period 1 January 2023.

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Consolidated Statement of Cash Flows for the Year Ended December 31, 2024, December 31, 2023 and December 31, 2022

	Note	2024	2023	2022
		£ 000	£ 000	£ 000
Cash flows from operating activities
Net loss for the year		(781,240)	(59,946)	(94,375)
Adjustments to cash flows from non-cash items
Depreciation and amortization	10,12	1,973	2,056	1,772
Depreciation on right of use assets	11	730	658	410
Net finance costs/(income)	7	720,029	(19,341)	(3,174)
Share based payment transactions	6	7,486	8,816	23,189
Goodwill impairment	12	—	—	1,473
Income tax expense/(credit)	9	45	(22,661)	—
Non-cash gain (settled in treasury shares)		(803)	—	—
		(51,780)	(90,418)	(70,705)
Working capital adjustments
(Increase)/decrease in trade and other receivables	14	(7,768)	3,793	(6,206)
(Decrease)/increase in trade and other payables	19	(2,583)	606	(26,803)
Income taxes received		15,838	11,319	—
Net cash flows used in operating activities		(46,293)	(74,700)	(103,714)
Cash flows from investing activities
Decrease/ (increase) in financial assets at amortized cost	13	—	59,669	(59,250)
Acquisitions of property plant and equipment	10	(428)	(2,102)	(1,436)
Acquisition of intangible assets	12	—	(159)	(571)
Rent guarantee deposits	13	—	—	(1,700)
Interest received		2,162	3,972	—
Net cash flows from/(used in) investing activities		1,734	61,380	(62,957)
Cash flows from financing activities
Proceeds from share issuance		—	838	7,733
Proceeds from issues of shares to related party	26	15,629	—	—
Proceeds from issues of warrants to related party	26	3,907	—	—
Payments to lease creditors	17	(771)	(669)	(484)
Net cash flows generated from financing activities		18,765	169	7,249
Net decrease in cash at bank		(25,794)	(13,151)	(159,422)
Cash at bank as at January 1		48,680	62,927	212,660
Effect of foreign exchange rate changes		(330)	(1,096)	9,689
Cash at bank as at December 31		22,556	48,680	62,927

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Consolidated Statement of Changes in Equity for the Year Ended December 31, 2024, December 31, 2023 and December 31, 2022

		Share	Share	Other	Accumulated
	Note	capital	premium	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2022		16	248,354	63,314	(250,123)	61,561
Loss for the year		—	—	—	(94,375)	(94,375)
Translation differences		—	—	8,450	—	8,450
Total comprehensive loss		—	—	8,450	(94,375)	(85,925)
Exercise of warrants and options	20	—	342	(276)	—	66
Reclassification of warrants	20	—	—	1,010	—	1,010
Share issuances under equity subscription line	15	—	7,734	—	—	7,734
Share based payment transactions	22	—	767	22,359	(254)	22,872
At December 31, 2022		16	257,197	94,857	(344,752)	7,318

		Share	Share	Other	Accumulated
	Note	capital	premium	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2023		16	257,197	94,857	(344,752)	7,318
Loss for the year		—	—	—	(59,946)	(59,946)
Translation differences		—	—	(6,881)	—	(6,881)
Total comprehensive loss		—	—	(6,881)	(59,946)	(66,827)
Exercise of options	20	1	796	—	—	797
Share based payment transactions	22	—	(289)	8,935	287	8,933
Transfer of reserves		—	—	(10,154)	10,154	—
At December 31, 2023		17	257,704	86,757	(394,257)	(49,779)

		Share	Share	Treasury share	Other	Accumulated
	Note	capital	premium	reserve	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2024		17	257,704	—	86,757	(394,257)	(49,779)
Loss for the year		—	—	—	—	(781,240)	(781,240)
Change in fair value from own credit risk	23	—	—	—	22,293	—	22,293
Translation differences		—	—	—	2,426	—	2,426
Total comprehensive loss		—	—	—	24,719	(781,240)	(756,521)
Share based payment transactions	22	—	—	—	7,130	—	7,130
Share issuance to related party	15,26	—	15,629	—	—	—	15,629
Issuance of warrants to related party	15,26	—	—	—	3,907	—	3,907
Return of Company’s ordinary shares	5,15	—	—	(803)	—	—	(803)
Transfer of other reserves upon extinguishment of convertible loan notes		—	—	—	(22,293)	22,293	—
Partial conversion of convertible loan notes	15,23	38	280,567	—	—	—	280,605
Transfer of reserves		—	491	—	(921)	921	491
At December 31, 2024		55	554,391	(803)	99,299	(1,152,283)	(499,341)

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024

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

These financial statements were authorized for issue by the Board of Directors, pursuant to delegated authority to the Company’s Chief Executive Officer and member of the Board, on March 11, 2025.

Principal activities

The principal activity of the Company and its wholly owned subsidiary, Vertical Aerospace Group Ltd (“VAGL”), is the development and commercialization of vertical take-off and landing electrically powered aircraft (“eVTOL”).

2Material accounting policies

Presentation of these financial statements

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) which are recognized at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the company’s accounting policies.

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

Basis of consolidation

Vertical Aerospace Ltd is the parent of the Group and has 100% ownership interest and voting rights of Vertical Aerospace Group Ltd, which is its only material subsidiary.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

2Material accounting policies (continued)

Summary of material accounting policies and key accounting estimates

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

The Group is currently in the research and development phase of its journey to commercialize eVTOL technology. Commensurate with being in the development phase, the Group has invested heavily in research to support the development of its aircraft. The Group is not currently generating revenue and has incurred net losses and net cash outflows from operating activities since inception.

As of December 31, 2024, the Group had £22.5 million of cash and cash equivalents on hand and a net shareholders’ deficit of £492 million. As at the date of this report, the Group had approximately £77 million of cash and cash equivalents on hand.

On December 20, 2024, the Company entered into an investment agreement (the “Investment Agreement”), by and among the Company, VAGL, a wholly owned subsidiary of the Company, Imagination Aero Investments Limited (“Imagination Aero”), a company wholly owned by Stephen Fitzpatrick, and Mudrick Capital, which set forth, among other things, a commitment from Mudrick Capital to fund up to $50 million to the Company in its subsequent funding round (the “2025 Offering”), with $25 million funded on a non-contingent basis, and a backstop commitment for an amount up to an additional $25 million to be funded by Mudrick Capital if the Company was not able to raise such amount in the 2025 Offering.

The Company launched the 2025 Offering in January 2025, which culminated in the closing of a $90 million underwritten public offering on January 24, 2025, before deducting underwriting discounts and commissions and other offering expenses. This included $25 million from Mudrick Capital as previously committed, on a non-contingent basis, as of the Investment Agreement.

As of the issuance of these financial statements, the Group had approximately £77 million of cash and cash equivalents on hand. To position itself to deliver upon its stated operational objectives, management currently projects its net cash outflows from operations within the next 12 months after issuance of these financial statements to be approximately £100 million, which will be used primarily to fund the creation and testing of the prototype aircraft.

Accordingly, the Group projects that its current existing resources will only be sufficient to fund its ongoing operations into, but no longer than, the fourth quarter of 2025. The Group requires additional capital to continue to fund its ongoing operations beyond that point.

The Convertible Senior Secured Notes Indenture contains a covenant requiring the Group to maintain a minimum cash balance of at least $10 million at all times. The Group currently projects that it will breach this covenant in the fourth quarter of 2025 unless additional capital is raised. Such a breach, if uncured, would result in an event of default occurring under the Indenture, which would permit the Convertible Senior Secured Notes Investor to accelerate the maturity of the Convertible Senior Secured Notes and ultimately claim against its collateral. An event of default would result in the Convertible Senior Secured Notes being due immediately to which the Group does not have sufficient funds to repay.

The Group’s ability to continue as a going concern is highly dependent on its ability to secure funds from additional funding rounds in 2025 to finance the Group’s ongoing operations. Management is committed to continue to raise additional funds and may seek to issue further equity in doing so. Although the Group plans to raise additional funds over the course of the next twelve months there can be no assurance that the Group will be able to raise additional funds on acceptable terms (or on necessary timelines) to provide sufficient

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

2Material accounting policies (continued)

funds to meet the Group’s ongoing funding requirements. The timely completion of financing in 2025 is critical to the Group’s ability to continue as a going concern. The inability to obtain future funding could impact on the Group’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its research and development programs, or being unable to continue operations or continue as a going concern.

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

Changes in accounting policy

The Group adopted the following amendments for the first time during the period commencing January 1, 2024:

●	Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants –Amendments to IAS 1;
●	Lease Liability in Sale and Leaseback – Amendments to IFRS 16; and
●	Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

The amendments ‘Classification of liabilities as current or non-current’ to IAS 1 require that, for an entity to classify a liability as non-current, the entity must have the right at the reporting date to defer settlement of the liability for at least twelve months after that date. The amendments affect the classification as current or non-current for liabilities with conversion options, which give a right to the holder to exercise the option any time up to its maturity date, that are classified as derivative liabilities.

The conversion option embedded within the Convertible Senior Secured Notes may be exercised any time before the maturity of the liability and the Company does not have the right to defer settlement of the liability for at least twelve months after the end of the reporting period. As a result, the Convertible Senior Secured Notes are classified as current, which prior to the amendments, were classified as non-current.

The amendments are effective retrospectively. Therefore, the Company has restated the classification of derivative financial liabilities as current, from non-current for the year ended December 31, 2023 (£109,291 thousand) and January 1, 2023 (£115,247 thousand).

There is no impact on equity and liabilities, comprehensive loss for the year and comparative period, or basic and diluted earnings per share.

The amendments to IFRS 16, IAS 7 and IFRS 7 listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

No accounting standards and interpretations that have been published but not effective for periods ending December 31, 2024 have been early adopted by the Group or are expected to have a material impact on the Group.

Government grants

Government grants are recognized as Other operating income and are recognized in the period when the expense to which the grant relates is incurred. Grants are only recognized when there is a signed grant offer letter or equivalent from the government body and there is reasonable assurance that the Group will be able to satisfy all conditions of the grant.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

2Material accounting policies (continued)

Research and development tax relief

As a Group that carries out extensive research and development activities, the Group benefits from U.K. research and development tax reliefs.

At the Spring Budget 2023 the U.K. government confirmed a higher rate of payable tax credit for loss-making research and development intensive small and medium enterprises (“SME”) would be introduced and would apply to expenditure incurred on or after April 1, 2023. SME companies for which qualifying research and development expenditure constitutes at least 40% of total expenditure can claim a higher payable credit rate of 14.5% for qualifying research and development expenditure.

At the Autumn Statement 2023, the U.K. government announced the merging of the current SME and RDEC schemes into one scheme with a headline rate of relief of 20%. The merged scheme will take effect for accounting periods beginning on or after April 1, 2024 and run alongside the intensive SME rate that commenced on April 1, 2023.

At the Autumn Budget 2024, the U.K. government announced that R&D reliefs will be maintained, including the rates for both the merged scheme and the intensive SME scheme.

Qualifying expenditures largely comprise R&D staff employment costs, R&D components, consumables, parts, tooling and outsourced contracting support for R&D activities and utilities costs.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

2Material accounting policies (continued)

The most important exchange rates that have been used in preparing the financial statements are:

Closing rate as at December 31, 2024: USD $1 = GBP £0.7981 (2023: £0.7845)

Average rate for the year ending December 31, 2024: USD $1 = GBP £0.7825 (2023: £0.8042)

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

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

2Material accounting policies (continued)

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

Restricted cash

The Company presents restricted cash as a separate line item on the balance sheet where this is relevant to an understanding of the Group’s financial position. Restricted cash refers to deposits held for specific reasons and is, therefore, not available for immediate ordinary business use.

Short term deposits

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours’ notice with no loss of interest.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

2Material accounting policies (continued)

Trade and other receivables

Trade receivables are amounts due from third parties in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are recognized initially at the transaction price. They are subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for the impairment of trade receivables is established using an expected credit loss model as per the Group's accounting policy for the impairment of financial assets.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

2Material accounting policies (continued)

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

The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets are reviewed for possible reversal of the impairment at the end of each reporting period.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

2Material accounting policies (continued)

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

Where the Company purchases its own equity instruments, for example as the result of a share buy-back, the consideration paid, including any directly attributable incremental costs (net of income taxes), is recorded as a reduction in stockholders’ equity, as treasury shares, until the shares are cancelled or reissued.

Employee Benefits

A defined contribution plan is a pension plan under which fixed contributions are paid into a separate entity and the Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as an employee benefit expense when they are due.

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

Share based payments – Enterprise Management Incentive and 2021 Incentive Plan

The Company operates an equity-settled, share-based compensation plan, under which the entity receives services from employees as consideration for equity instruments (share options or shares). The fair value of the employee services received in exchange for the grant of shares is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the shares granted:

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

2Material accounting policies (continued)

At the end of each reporting period, the Company revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

See note 22 for further details.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

2Material accounting policies (continued)

Financial liabilities at FVTPL are measured at fair value and gains and losses resulting from changes in fair value are recognized in finance income/expenses. The Group only accounts for convertible loans and warrants as a financial liability at FVTPL. All other financial liabilities are subsequently measured at amortized cost.

For financial liabilities for which the fair value option is elected, the Company separately presents in Other Comprehensive Income the portion of the total fair value change attributable to Company-specific credit risk as opposed to reflecting the entire amount in the profit or loss for the period. The Company measures the portion of the change in fair value attributable to Company-specific credit risk as the excess of total change in fair value over the change in fair value that results from a change in a base market risk, including a risk-free interest rate and benchmark rates.

An embedded derivative in a hybrid contract, with a financial liability or a non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. The assessment of whether to separate an embedded derivative is done only once at initial recognition of the hybrid contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference between the carrying amount of a transferred or extinguished financial liability and the paid consideration, inclusive of any non-cash assets transferred or liabilities assumed, is recognized in profit or loss within finance income and costs.

Convertible Loans

Convertible loans are bifurcated into a debt component and a conversion right if the latter is an equity instrument. The conversion right of a convertible loan is not an equity instrument but a liability if some conversion features of the loan lead to a conversion into a variable number of shares and this does not retain the relative rights of the ordinary shareholders and convertible loan note holders. In this case it has to be assessed if embedded derivatives need to be separated from the host contract. If this is the case, the remaining host contract is measured at amortized cost and the separated embedded derivative is measured at fair value through profit or loss until the loan is converted into equity or becomes due for repayment. The conversion features and other repayment options provided for in the contract are identified as a combined embedded derivative if they share the same risk exposure and are interdependent.

Alternatively, when a host contract contains separable embedded derivative(s), the issuer can elect to adopt fair value measurement for the entire instrument. The Group have previously taken that policy choice. Where a convertible loan note permits payment of interest as cash interest or in-kind interest, there is some judgment over whether each note issued for the in-kind interest should be assessed separately for whether it would convert into a variable number of shares, or whether the fact that the number of shares issued on conversion will change based on the period the loan note remains outstanding and to the extent that in-kind interest is chosen instead of cash interest. Certain clauses were amended or removed as a result of the supplemental indenture, and therefore the Group were required to revisit their accounting policy on recognition of the modified loan note. The option to choose cash or in-kind interest means that the holders still have a conversion right that will lead to a variable number of shares, and that conversion will not retain the relative rights of the shareholders and noteholders since recognition of the modified instrument. Therefore, the Group has concluded that the conversion right is not an equity instrument and have continued to adopt a policy of fair valuing the whole instrument.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

Warrant Liabilities

Public warrants are recognized as liabilities in accordance with IFRS 9 at fair value. The liabilities are subject to re-measurement at each balance sheet date until exercised. Private warrants linked to sales targets are recognized within equity as these satisfy the “fix to fix” criterion within IAS 32.

2Material accounting policies (continued)

Fair value measurements

IFRS 13 clarifies that fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier hierarchy is established as follows:

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

Newly adopted accounting policies

The accounting policies adopted are consistent with those of the previous financial year, with the exception of newly adopted policies as discussed below.

Reverse Stock Split

On September 16, 2024, the shareholders of the Company authorized the Board of Directors to affect a reverse stock split of all outstanding shares of common stock. On September 16, 2024, the Board of Directors approved the implementation of a reverse stock split at a ratio of one-for-ten shares, which became effective on September 20, 2024.

The Company’s outstanding stock-based awards, including options, restricted stock units and warrants, were also adjusted to reflect the one-for-ten reverse stock split of the Company’s common stock. Outstanding stock-based award units were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased. The reverse stock split affected all shareholders uniformly and did not alter any shareholder’s percentage interest in the Company’s equity. No fractional shares were issued in connection with the reverse stock split. Shareholders who would otherwise be entitled to a fractional share of common stock were instead entitled to receive a pro rata portion of the net proceeds obtained from the aggregation and sale of the fractional shares resulting from the reverse stock split (reduced by any customary brokerage fees, commissions and other expenses).

The reverse stock split resulted in a proportional decrease in the number of authorized ordinary shares and preferred shares, and a proportional increase in the par value of the ordinary shares and preferred shares, in each case in accordance with the reverse stock split ratio. All share and per share amounts in these consolidated financial statements and related notes hereto have been retrospectively adjusted to account for the effect of the reverse stock split.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

3Critical accounting judgments and key sources of estimation uncertainty

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period.

The Company’s most significant estimates and judgments involve the valuation of the share-based consideration, including the fair value of share options and the valuations of derivative liabilities including the Convertible Senior Secured Notes. During the period the Company introduced an adjustment to the credit spread used in the estimation of the fair value of Convertible Senior Secured Notes to reflect changes in company-specific credit risk during the period.

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

Critical accounting judgments relating to research and development tax relief

Research and development tax relief supports companies that work on innovative projects in science and technology. HM Revenue & Customs administers two such tax relief schemes: one aimed at small and medium-sized enterprises (SME); and the R&D expenditure credit scheme (RDEC), aimed at large companies and other companies that aren’t eligible for SME relief. The definition of a large company is based on staff, turnover and balance sheet measures, and includes that of any linked or partner companies.

In some cases, the complexity of ownership structures and investment relationships may mean that it is not possible to determine with certainty if a relationship results in a linked or partner company. Management has concluded that whilst the Company itself does not meet the definition of a large Company, as a result of the transactions contemplated under the Investment Agreement on December 23, 2024, it cannot determine with certainty, as at the date of this report, if any relationships exist that result in the presence of any linked or partner companies that would cause the Company to be defined as a large company. Absent of such certainty, the Company has recognized tax relief solely on the basis of the RDEC scheme.

A company is considered R&D intensive where its qualifying R&D expenditure is 40% or more of its total expenditure (the ‘intensity threshold’). Companies meeting this intensity threshold are able to claim enhanced support using a higher rate of credit. The Company has determined its eligibility for enhanced support based upon Total administrative & research and development expenses taken from the Consolidated Statement of Comprehensive Income.

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

Critical accounting judgments relating to modification of incentive programs

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

3Critical accounting judgments and key sources of estimation uncertainty (continued)

It has been concluded that these modifications increased the fair value of the option agreements granted, measured immediately before and after the modification, and therefore the Company has subsequently included the incremental fair value granted in the measurement of the amount recognized for services received as consideration for the option agreements granted.

The incremental fair value granted is the difference between the fair value of the replacement option agreements and the net fair value of the cancelled option agreements, at the date the replacement equity instruments were granted – see note 22 for further details.

Key sources of estimation uncertainty relating to the 2021 Incentive Plan

During the year ended December 31, 2022 the Board of Directors adopted the “2021 Incentive Award Plan” in order to facilitate the grant of cash and equity incentives to employees. The share options were given to employees of VAGL in relation to shares in the Company. Under the scheme, the participants are granted options which only vest if the employee remains in employment with the company at the vesting date. Options are vested after the first anniversary of the grant date with 6.25% vesting quarterly until the options are fully vested. The “vesting period” is specified in IFRS 2 as the period during which all the specified vesting conditions are to be satisfied in order for the employees to be entitled unconditionally to the equity instrument. The options expire at the end of the day before the tenth anniversary of the grant date. Management is required to use an appropriate pricing model to value the issue of equity to employees or those providing similar services.

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

Key sources of estimation uncertainty relating to convertible loans notes

The fair value of the Convertible Senior Secured Notes has been estimated using an option pricing model, in accordance with the International Valuation Standards definition of “market value”.

This approach is deemed appropriate because:

●	Like an option, the returns to the Convertible Senior Secured Notes are dependent upon the share price of the Company;
●	The Company is listed and therefore its historical equity value and equity volatility data is readily available; and
●	There are several breakpoints at which the potential returns to the various securities could vary depending on the other participating securities.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

3Critical accounting judgments and key sources of estimation uncertainty (continued)

During the period the Company introduced an adjustment to the credit spread used in the estimation of the fair value of convertible loan notes to reflect changes in company-specific credit risk during the period. Recognized within the credit risk reserve, impact of fair value movements in derivative financial liabilities that are related to changes in the Company’s own credit risk, were subsequently realized upon substantial modification and extinguishment of the existing derivative financial lability, and therefore transferred to accumulated deficit during the period.

The valuation methods and assumptions are shown in note 24.

On December 23, 2024, The Company entered into the First Supplemental Indenture with Mudrick Capital Management L.P. (together with any fund, entity or account that is managed, sponsored or advised by Mudrick Capital Management L.P. or its affiliates, “Mudrick Capital”), which sets forth certain amendments to the Indenture dated December 16, 2021 governing the purchase of Convertible Senior Secured Notes of and from the Company by Mudrick Capital in an aggregate principal amount of $200,000 thousand (equivalent to £151,000 thousand) for an aggregate purchase price of $192,000 thousand (equivalent to £145,000 thousand). The amendments include: (i) effective December 15, 2024, increasing the interest rate applicable to the Convertible Senior Secured Notes to 10.00% for cash interest and 12.00% for PIK interest; (ii) extending the maturity date of the Convertible Senior Secured Notes to December 15, 2028; and (iii) providing for a fixed conversion price of $2.75 per ordinary share (or 363.636 ordinary shares per $1,000 principal amount) for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share (or 285.714 ordinary shares per $1,000 principal amount) for the other half.

Following the execution of the First Supplemental Indenture, in accordance with the Investment Agreement, the holders of the Convertible Senior Secured Notes delivered conversion notices to the Company for the conversion of the first half of the Convertible Senior Secured Notes at a fixed conversion price, which resulted in the issuance of ordinary shares by the Company to the holders of the Convertible Senior Secured Notes.

The company has determined that, in accordance with IFRS 9, these amendments would represent a substantial modification of the existing derivative financial lability and is therefore to be accounted for as an extinguishment of the original derivative financial instrument and the recognition of a new derivative instrument, with the difference between the carrying amount of the original instrument and the fair value of the new derivative instrument being recognized in profit or loss.

Option pricing has been utilized to calculate the probability that conversion options, that are embedded within the new instrument, will be in the money at expiration and assign a dollar value to it. The underlying share price of the Company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into the model to derive the option’s theoretical fair value.

For detailed information on convertible loans and their embedded derivatives, see note 23.

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

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

5Other operating income

The analysis of the Group’s other operating income for the year is as follows:

	2024	2023	2022
	£ 000	£ 000	£ 000
Rolls Royce settlement	27,919	—	—
R&D tax relief	8,623	1,370	4,496
Government grants	6,870	2,956	1,415
	43,412	4,326	5,911

Rolls-Royce settlement

Effective May 22, 2024, the Company entered into an agreement with Rolls-Royce to terminate the contract with Rolls-Royce to design an Electric Propulsion Unit (EPU). Pursuant to the agreement, the Company received a cash payment from Rolls-Royce for an amount equal to $34 million. In addition, the Company also received a non-cash transfer of 140 thousand of the Company’s own ordinary shares valued at $1 million recognized within a treasury shares reserve.

Government grants

Government grants relate to amounts receivable from grant awarding bodies relating to the research and development of eVTOL technologies. These grants are made to fund research and development expenditure and are recognized in profit or loss in the period to which the expense they are intended to fund relates.

R&D tax relief

The Company recognizes R&D tax relief relating to the UK R&D expenditure credit (“RDEC”) within Other operating income and UK small and medium-sized enterprise (“SME”) R&D tax relief within Income tax credit - see note 9 for further details.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

6Expenses by nature

Included within administrative expenses and research and development expenses are the following expenses.

	2024	2023	2022
	£ 000	£ 000	£ 000
Research and development staff costs (excluding share-based payment expenses)	27,148	23,830	17,580
Research and development consultancy	12,179	16,193	18,004
Research and development components, parts and tooling	20,561	25,350	13,545
Total research and development expenses	59,888	65,373	49,129
Administrative staff costs (excluding share-based payment expenses)	9,682	9,616	8,014
Share based payment expenses (note 22)	7,486	8,816	23,189
Consultancy costs	2,961	1,914	2,479
Legal and financial advisory costs	4,609	2,296	2,949
HR advisory and recruitment costs	650	968	2,089
IT hardware and software costs	7,192	6,314	4,348
Insurance expenses	1,357	2,110	2,698
Marketing costs	1,761	688	1,728
Premises expenses	2,183	1,870	1,614
Depreciation expense	1,088	892	577
Amortization expense	885	1,164	1,195
Depreciation on right of use property assets	730	658	411
Goodwill impairment	—	—	1,473
Other administrative expenses	2,827	3,512	2,042
Total administrative expenses	43,411	40,818	54,806
Related party administrative expenses	1,280	83	83
Total administrative & research and development expenses	104,579	106,274	104,018

Staff costs relate primarily to salary and salary - related expenses, including social security and pension contributions. Staff costs exclude share-based payments – see note 22 for further details.

Share-based payment expense primary relates to both R&D staff and administrative staff and includes the following:

	2024	2023	2022
	£ 000	£ 000	£ 000
2021 Incentive Plan	7,142	8,084	14,512
Enterprise Management Incentive	344	732	7,858
Issuance of shares to suppliers and partners	—	—	819
	7,486	8,816	23,189

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

7Net finance (costs)/income

	2024	2023	2022
	£ 000	£ 000	£ 000
Fair value movements on convertible loan notes	(12,363)	—	—
In-kind interest on convertible loan notes	(17,171)	(16,160)	(14,897)
Interest expense on leases	(156)	(199)	(143)
Foreign exchange loss	(5,174)	—	(13,338)
Other	(82)	(101)	(116)
Total finance costs	(34,946)	(16,460)	(28,494)
Interest income on deposits	2,162	3,356	623
Foreign exchange gain	—	12,867	—
Fair value movements on convertible loan notes	—	15,705	25,723
Fair value movements on warrant liabilities	479	3,873	5,880
Total finance income	2,641	35,801	32,226
Substantial modification of convertible loan notes	(457,228)	—	—
Fair value movements on convertible loan notes	(230,495)	—	—
Total related party finance costs	(687,723)	—	—
Net finance (costs)/income	(720,028)	19,341	3,732

The substantial modification of convertible loan notes includes £1,370 thousand of directly attributable transaction costs - for more information on finance income/(costs) arising on convertible loan notes see note 23.

8Basic and diluted loss per share

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

On September 20, 2024, the implementation of a reverse stock split at a ratio of one-for-ten shares became effective. The reverse stock split resulted in a proportional decrease in the number of authorized ordinary shares and preferred shares, and a proportional increase in the par value of the ordinary shares and preferred shares, in each case in accordance with the reverse stock split ratio. All share and per share amounts in these consolidated financial statements and related notes hereto have been retrospectively adjusted to account for the effect of the reverse stock split

The calculation of loss per share is based on the following data:

	2024	2023	2022
	£ 000	£ 000	£ 000
Net loss for the period	(781,240)	(59,946)	(94,375)
	£	£	£
Basic and diluted loss per share	(38.46)	(3.13)	(5.26)
	No. of shares	No. of shares	No. of shares
Weighted average issued shares	20,315,572	19,125,061	17,947,038

On December 23, 2024 the holders of the Convertible Senior Secured Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per Ordinary Share (the “Partial Conversion”), which resulted in the issuance of 47,343,585 ordinary shares with a reference share price of $7.42 per ordinary share by the Company to the holders of the Convertible Senior Secured Notes.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

8Basic and diluted loss per share (continued)

As of December 31, 2024, there were 37,198,531 ordinary shares potentially issuable upon exercise of the remaining outstanding principal amount of the Convertible Senior Secured Notes that could potentially dilute basic earnings per share in the future, but that are not included in the calculation of basic and diluted loss per share.

Subsequent to the year end, on January 24, 2025, the Company closed the 2025 Offering, consisting of 15,000,000 Units, with each Unit consisting of (i) one ordinary share; (ii) one-half of one Tranche A Warrant; and (iii) one-half of one Tranche B Warrant. This transaction would have changed significantly the number of ordinary shares or potential ordinary shares outstanding at the end of the period had this transaction occurred before the end of the reporting period.

9Income tax (charge)/credit

Tax (charged to)/credited in profit or loss:

	2024	2023	2022
	£ 000	£ 000	£ 000
Current taxation
UK corporation tax	(45)	22,661	—

The tax on loss before tax for the year is lower (2023: lower, 2022: lower) than the respective rate of corporation tax in the UK of 25% (2023: 19%, 2022: 19%).

The differences are reconciled below:

	2024	2023	2022
	£ 000	£ 000	£ 000
Loss before tax	(781,195)	(82,607)	(94,375)
Corporation tax credit at respective rate	195,298	15,695	17,931
Decrease in tax credit from effect of expenses not deductible in determining taxable loss	(1,393)	(892)	(418)
Decrease in tax credit from tax losses for which no deferred tax asset was recognized	(193,950)	(14,803)	(17,513)
Research and development tax credit	—	22,661	—
Total income tax (charge)/credit	(45)	22,661	—

From April 1, 2023 there is no longer a single corporation tax rate in the UK for non-ring fence profits. At the Autumn Budget 2024, the U.K. government announced a cap to the headline rate of Corporation Tax at 25% for the duration of the current Parliament. A small profits rate of 19% exists for companies with profits of £50 thousand or less. Companies with profits between £50 thousand and £250 thousand pay tax at the main rate, reduced by a marginal relief.

No deferred tax assets or liabilities have been recognized as the Group has a surplus of UK tax losses, which offset in the same jurisdiction as any deferred tax liabilities. A deferred tax asset for the surplus tax losses has not been recognized as the Group has not yet been profitable and therefore there is uncertainty over the availability of future taxable profits against which to utilize the tax losses.

Unused potential tax losses for which no deferred tax asset has been recognized as at December 31, 2024 were estimated as £934,012 thousand (2023: £116,000 thousand).

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

10Property, plant and equipment

	Plant and	Leasehold	Assets under	Office
	Machinery	improvements	construction	equipment	Vehicles	Total
	£ 000	£ 000	£ 000	£ 000	£ 000	£ 000
Cost or valuation
At January 1, 2023	25	2,716	—	1,213	—	3,954
Additions	442	653	612	275	120	2,102
Disposals	(2)	(22)	—	(351)	—	(375)
At December 31, 2023	465	3,347	612	1,137	120	5,681
Additions	4	401	—	23	—	428
Transfers	—	578	(612)	34	—	—
Disposals	(75)	(139)	—	(119)	—	(333)
At December 31, 2024	394	4,187	—	1,075	120	5,776
Accumulated depreciation
At January 1, 2023	1	601	—	662	—	1,264
Charge for the year	68	468	—	346	10	892
Depreciation on disposals	—	(10)	—	(286)	—	(296)
At December 31, 2023	69	1,059	—	722	10	1,860
Charge for the year	93	706	—	277	12	1,088
Depreciation on disposals	(23)	(112)	—	(115)	—	(250)
At December 31, 2024	139	1,653	—	884	22	2,698
Net book value
At December 31, 2024	255	2,534	—	191	98	3,078
At December 31, 2023	396	2,288	612	415	110	3,821

All property, plant and equipment is attributable to the UK.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

11Right of use assets

Leasehold Property
£ 000
Cost or valuation
At January 1, 2023	4,091
Additions	183
At December 31, 2023	4,274
Additions	246
Disposals	(332)
At December 31, 2024	4,188
Accumulated depreciation
At January 1, 2023	970
Charge for the year	658
Impairment	193
At December 31, 2023	1,821
Charge for the year	730
Depreciation on disposals	(332)
At December 31, 2024	2,219
Net book value
At December 31, 2024	1,969
At December 31, 2023	2,453

The right of use assets are leasehold properties in Bristol and Kemble, UK. Further information on the lease liabilities of these leases can be found in note 17.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

12Intangible assets

	IT software	Total
	£ 000	£ 000
Cost or valuation
At January 1, 2023	3,916	3,916
Additions	159	159
Disposals	(210)	(210)
At December 31, 2023	3,865	3,865
Additions	—	—
Disposals	(21)	(21)
At December 31, 2024	3,844	3,844
Accumulated amortization
At January 1, 2023	1,868	1,868
Amortization charge	1,164	1,164
Depreciation on disposals	(185)	(185)
At December 31, 2023	2,847	2,847
Amortization charge	885	885
Depreciation on disposals	(20)	(20)
At December 31, 2024	3,712	3,712
Net book value
At December 31, 2024	132	132
At December 31, 2023	1,018	1,018

The amortization charge of £885 thousand (2023: £1,164 thousand) is shown in Administrative expenses.

All intangible assets are attributable to the UK and IT software is third party software licenses, which includes perpetual licenses and implementation costs. The carrying amounts of the software was reviewed at the reporting date and management determined that there were no indicators of impairment.

13Cash and cash equivalents

Restricted cash is deemed to be restricted by way of a rent guarantee, which the counterparty can call on in the event of default by the Company.

All balances are held with financial institutions with a minimum rating of ‘A’.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

14Trade and other receivables

	December 31,	December 31,
	2024	2023
	£ 000	£ 000
R&D tax relief receivable	8,686	16,416
Government grants and VAT receivable	4,349	4,060
Prepayments	4,576	5,062
Other receivables	634	875
Amounts due from related party	52	—
	18,297	26,413

Included within R&D tax relief receivable £8,686 thousand claimed under the HMRC RDEC scheme (2023: £578 thousand) and £nil for R&D tax relief claimed under the HMRC SME Scheme (2023: £15,838 thousand). Expected credit losses were not significant in 2024 or 2023. The Group's exposure to credit and market risks, including impairments and allowances for credit losses, relating to trade and other receivables is disclosed in note 25 Financial risk management and impairment of financial assets.

15Share capital and other reserves

Allotted, called up and fully paid shares

	December 31,		December 31,
	2024		2023
	No.	£	No.	£
Ordinary, of $0.001 each	69,542,515	54,753	22,124,924	16,681
	69,542,515	54,753	22,124,924	16,681

Ordinary shares (other than shares held in treasury) have full voting rights, full dividend rights. Treasury shares totaling 140,000 are excluded as at December 31, 2024 (2023: nil). The Company is authorized to issue 200,000,000 ordinary shares. During the period 47,557,591 ordinary shares were issued as shown below:

	Shares issued	Share capital issued	Proceeds received	Premium arising
	No.	£	£ 000	£ 000
Exercise of Nil-Cost Options	14,006	99	—	—
SF Investment agreement	200,000	156	15,629	15,629
Partial Conversion of Convertible Senior Secured Notes	47,343,585	37,817	—	280,567
	47,557,591	38,072	15,629	296,196

On March 13, 2024 and in relation to the SF Investment Agreement, the Company issued 200,000 ordinary shares resulting in proceeds of £15,629 thousand and share premium of £15,629 thousand ($20,000 thousand).

On December 23, 2024 the holders of the Convertible Senior Secured Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per ordinary share (or 363.636 shares per $1,000 of principal amount). This resulted in the issuance of 47,343,585 ordinary shares, with a reference share price of $7.42 per ordinary share, by the Company to the holders of the Convertible Senior Secured Notes and the recognition of share premium of £280,567 thousand.

Effective May 22, 2024, the Company entered into an agreement with Rolls-Royce to terminate the contract with Rolls-Royce to design an Electric Propulsion Unit (EPU). The agreement provides for the transfer from Rolls-Royce to the Company of the Company’s ordinary shares, which Rolls-Royce acquired from the Company in a private placement transaction in 2021. A treasury share reserve of £803 thousand reflecting 140,000 shares has been recognized as a result.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

15Share capital and other reserves (continued)

Nature and purpose of other reserves

	December 31,	December 31,	December 31,
	2024	2023	2022
	£ 000	£ 000	£ 000
Share based payment reserve	27,073	21,140	22,359
Foreign currency translation reserve	3,910	1,484	8,365
Warrant reserve	13,475	9,292	9,292
Merger reserve	54,841	54,841	54,841
Credit risk reserve	—	—	—
	99,299	86,757	94,857

The share-based payments reserve is used to recognize the grant date fair value of options issued to employees but not exercised. The translation reserve arises as a result of the retranslation of overseas subsidiaries and the Company’s USD denominated balances in consolidated financial statements. The warrant reserve is used to recognize the fair value of warrants issued in exchange for a fixed amount of cash or another financial asset for a fixed number of the Company’s ordinary shares (“fixed-for-fixed condition”).

In accordance with the SF Investment Agreement, 50 million warrants were issued on March 13, 2024 resulting in £3,907 thousand ($5,000 thousand) being recognized within the warrant reserve. On October 29, 2021, the Company entered into the Virgin Atlantic Warrant Instrument, which provides for a warrant over 262,500 ordinary shares. These warrants remain outstanding and are valued at £8,558 thousand within the warrant reserve.

The merger reserve is used to reflect any difference between the consideration and the book value of net assets acquired as part of a business combination.

The credit risk reserve recognizes the impact of fair value movements in derivative financial liabilities that are related to changes in the Company’s own credit risk. Changes in Company-specific credit risk during the period, by way of a 11.0 percentage point increase in credit spread (giving an overall discount rate of 37.5)%, resulted in downward adjustments to the resultant valuation of Convertible Senior Secured Notes of £22,293 thousand. Such amounts were realized upon substantial modification and extinguishment of the existing derivative financial liability, and therefore transferred to accumulated deficit during the period.

16Loans from related parties

	December 31,	December 31,
	2024	2023
	£ 000	£ 000
Current loans and borrowings
Loans from related parties	524,242	—

On December 15, 2021 Mudrick Capital purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000 thousand for an aggregate purchase price of $192,000 thousand (the “Purchase Price”). See note 23 for more detail.

On December 23, 2024, The Company entered into the First Supplemental Indenture with Mudrick Capital, which sets forth certain amendments to the Indenture dated December 16, 2021. The amendments include: (i) effective December 15, 2024, increasing the interest rate applicable to the Convertible Senior Secured Notes to 10.00% for cash interest and 12.00% for PIK interest; (ii) extending the maturity date of the Convertible Senior Secured Notes to December 15, 2028; and (iii) providing for a fixed conversion price of $2.75 per ordinary share (or 363.636 ordinary shares per $1,000 principal amount) for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share (or 285.714 ordinary shares per $1,000 principal amount) for the other half. See note 25 for more details.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

16Loans from related parties (continued)

Option pricing has been utilized to calculate the probability that the embedded conversion options will be in the money at expiration and assign a dollar value to it. The underlying share price of the Company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into the model to derive the option’s theoretical fair value. As of December 31, 2024 an estimated fair value of £524,242 thousand was calculated for the Convertible Senior Secured Notes.

Following the execution of the First Supplemental Indenture, in accordance with the Investment Agreement, the holders of the Convertible Senior Secured Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per ordinary share, which resulted in the issuance of 47,343,585 ordinary shares, with a reference share price of $7.42 per ordinary share, by the Company to the holders of the Convertible Senior Secured Notes. Accordingly, on December 23, 2024, the ultimate controlling party became Mudrick Capital (including funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates).

17Lease liabilities

The balance sheet shows the following amounts relating to lease liabilities:

	December 31,	December 31,
	2024	2023
	£ 000	£ 000
Long term lease liabilities	1,620	1,977
Current lease liabilities	581	643
Total lease liabilities	2,201	2,620

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

Lease liabilities maturity analysis

A maturity analysis of lease liabilities based on contractual undiscounted gross cash flow is reported below:

	December 31,	December 31,
	2024	2023
	£ 000	£ 000
Less than one year	705	760
Within 2 - 5 years	1,409	1,916
More than 5 years	496	496
Total lease liabilities (undiscounted)	2,610	3,172

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

17Lease liabilities(continued)

Total cash outflows related to leases

Total cash outflows related to leases are presented in the table below:

	December 31,	December 31,
	2024	2023
Payment	£ 000	£ 000
Right of use assets	771	669
Low value leases	—	—
Short term leases	63	224
Total cash outflow	834	893

A reconciliation of the lease creditors is shown below:

£ 000
As at January 1, 2023	3,161
Additions	182
Reversal of lease liability	(193)
Interest element of payments to lease creditors	(199)
Principal element of payments to lease creditors	(530)
Interest expense of leases	199
As at December 31, 2023	2,620
Additions	196
Reversal of lease liability	—
Interest element of payments to lease creditors	(156)
Principal element of payments to lease creditors	(615)
Interest expense of leases	156
As at December 31, 2024	2,201

Lease creditors relate to property in Bristol and Kemble, UK. The cost, depreciation charge and carrying value for the right-of-use asset is disclosed in note 11 Right of use assets. The interest expense on lease liabilities is disclosed in note 7.

18Provisions

	Tax and social
	security	Dilapidations	Total
	£ 000	£ 000	£ 000
As at January 1, 2023	264	101	365
Additions	76	—	76
Reversals	(192)	—	(192)
Unwinding of discount	—	7	7
As at December 31, 2023	148	108	256
Additions	356	—	356
Unwinding of discount	—	8	8
As at December 31, 2024	504	116	620

The dilapidation provision was recognized as a result of the obligation to return the leased property in Bristol, UK to its original condition at the end of the lease which currently expires in 2028. The provision is expected to be utilized at the end of the lease period.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

19Trade and other payables

Amounts falling due within one year:

	December 31,	December 31,
	2024	2023
	£ 000	£ 000
Trade payables	5,444	3,726
Accrued expenses	7,354	12,146
Amounts due to related parties	1,900	—
Social security and other taxes	879	981
Outstanding defined contribution pension costs	8	15
	15,585	16,868

Amounts falling due after more than one year:

	December 31,	December 31,
	2024	2023
	£ 000	£ 000
Deferred fees and charges	3,991	3,922

The Group’s exposure to market and liquidity risks, including maturity analysis, related to trade and other payables is disclosed in note 25 Financial risk management and impairment of financial assets.

Amounts due to related parties include the reimbursement of legal fees incurred in relation to the Investment Agreement and the transactions contemplated thereunder. The reimbursement of such fees is a closing condition of the Investment Agreement. For more information on Amounts due to related parties, please see note 26.

20Warrant liabilities

The following warrants are in issue but not exercised and recorded as a liability:

	December 31, 2024	December 31, 2023
	Number	Number
Public Warrants	15,264,935	15,264,935
Convertible Notes Warrants	4,000,000	4,000,000
Outstanding, end of period	19,264,935	19,264,935

Recorded as a liability, the following shows the change in fair value:

£ 000
January 1, 2023	4,961
Change in fair value recognized in profit or loss	(3,873)
Foreign exchange movements	(181)
December 31, 2023	907
Change in fair value recognized in profit or loss	(479)
Foreign exchange movements	6
December 31, 2024	434

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

20Warrant liabilities (continued)

The Public Warrants and Convertible Notes warrants expire on December 16, 2026, or earlier upon redemption or liquidation. Each such warrant entitles the registered holder to purchase 1/10 of one share of common stock, meaning that ten warrants must be exercised for a holder of warrants to receive one ordinary share of the Company at a price of $115.00 per share. Such warrants may only be exercised for a whole number of shares.

Once such warrants become exercisable, the Company may redeem such warrants at a price of $0.10 per warrant if the closing price of the common stock equals or exceeds $180.00 per share for any 20 trading days within a 30-trading day period.

The exercise price and number of common stock issuable upon exercise of warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger, or consolidation. Warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

On December 4, 2024, the New York Stock Exchange (the “NYSE”)filed a Form 25 with the SEC, removing the Public Warrants from their listing on the NYSE.

21Pension and other schemes

Defined contribution pension scheme

The Group operates a defined contribution pension scheme. The pension cost charge for the year represents contributions payable by the Group to the scheme and amounted to £2,068 thousand (2023: £2,231 thousand). Contributions totaling £8 thousand (2023: £15 thousand) were payable to the scheme at the end of the year and are included in trade and other payables.

22Share-based payments

The Group has established two employee option plans. The EMI Scheme was closed to employees during 2021, and the 2021 Incentive Plan was implemented in 2022. The total expense recognized by the company during the year in respect of these plans is shown below:

	2024	2023
	£ 000	£ 000
2021 Incentive Plan	7,142	8,084
Enterprise Management Incentive	344	732
	7,486	8,816

2021 Incentive Plan

Employees in the Company are granted options in relation to shares issued by the Company. Under the scheme, participants are granted options which only vest if the employee remains in employment with the company at the vesting date. Such options typically vest from the first anniversary of the grant date, with 6.25% vesting quarterly until the options are fully vested. The options expire at the end of the day before the tenth anniversary of the grant date. The fair value of the equity instruments granted was derived using a Black-Scholes Model and based upon actual share price on grant date. The following inputs were used:

	December 31,	December 31,
	2024	2023
Average share price at date of grant (£)	7.13	9.50
Expected volatility (%)	90.00%	89.58%
Dividend yield (%)	—	—
Risk-free interest rate (%)	4.43%	4.78%

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

22Share-based payments (continued)

Expected volatility was determined by the historical volatility of the Company.

The total expense recognized by the company during the year in respect of the 2021 Incentive Plan is £7,142 thousand (2023: £8,084 thousand).

The movements in the number of employee share options during the year were as follows:

	2024	2023
	Number	Number
Outstanding, start of period	998,598	435,567
Granted during the period	397,803	737,060
Forfeited during the period	(96,822)	(71,577)
Exercised during the period	(128,369)	(102,452)
Outstanding, end of period	1,171,210	998,598

The number of options outstanding as at the end of the period consists of 1,062,415 nil cost options and 108,796 Company Share Option Plan (CSOP) options, with exercise prices ranging from £nil to £9.80. Options exercised during the period related solely to nil-cost options.

The movements in the weighted average exercise price of CSOP options during the year were as follows:

	2024	2023
	£	£
Outstanding, start of period	9.80	66.30
Granted during the period	9.80	9.80
Forfeited during the period	9.80	64.20
Outstanding, end of period	9.80	9.80

During the year ended December 31, 2023, the CSOP options granted during the year ended December 31, 2022 were replaced by the Company through the issuance of replacement awards that reduced the participants respective exercise price from £66.30 to £9.80. No additional awards were awarded to scheme participants and no changes to the vesting conditions were made. The Company has accounted for the incremental fair value of these replacement awards, determined using a Black-Scholes Model, in addition to the grant-date fair value of the original award. The main inputs are set out in the table below.

December 31,
2023
Average share price at date of grant (£)	6.20
Expected volatility (%)	90.00
Dividend yield (%)	—
Vesting period in years	2.63
Risk-free interest rate (%)	4.80

Expected volatility was determined by the historical volatility of the Company.The incremental fair value expense recognized by the company as a result of the modification is £18 thousand (2023: £119 thousand).

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

22Share-based payments (continued)

Details of share options outstanding at the end of the year were as follows:

	31 December	31 December
	2024	2023
Weighted average exercise price (£)	0.91	1.20
Number of share options outstanding	1,171,210	998,598
Expected weighted average remaining vesting period (years)	2.14	3.30

The number of options which were exercisable at December 31, 2024 was 380,763 (December 31, 2023: 173,006) with exercise prices ranging from £nil to £8.95. Options exercised during the period related solely to nil-cost options.

EMI Scheme

The movements in the number of EMI share options during the year were as follows:

	2024	2023
	Number	Number
Outstanding, start of period	1,170,231	2,101,108
Granted during the period	—	—
Forfeited during the period	(224,802)	(162,185)
Exercised during the period	—	(768,692)
Outstanding, end of period	945,429	1,170,231

The movements in the weighted average exercise price of share options during the year were as follows:

	2024	2023
	£	£
Outstanding, start of period	2.50	1.90
Granted during the period	—	—
Forfeited during the period	3.80	2.40
Exercised during the period	—	1.00
Outstanding, end of period	2.20	2.50

Details of share options outstanding at the end of the year are as follows:

	31 December	31 December
	2024	2023
Weighted average exercise price (£)	2.20	2.50
Number of share options outstanding	945,429	1,170,231
Expected weighted average remaining vesting period (years)	0.92	1.78

The number of options which were exercisable as at December 31, 2024 was 635,240 (2023: 495,681) with exercise prices ranging from £1.84 to £11.49.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

22Share-based payments (continued)

The option pricing model used was a Black-Scholes Model and the main inputs are set out in the table below:

December 31,
2022
Average share price at date of grant (£)	50.70
Expected volatility (%)	50.00
Vesting period in years	2.75
Risk-free interest rate (%)	1.25

Given the lack of share price history, volatility was estimated with reference to other industry competitors, on a listed stock market, with a premium attached for various uncertainties.

The total expense recognized by the company during the year in respect of the EMI scheme was £344 thousand (2023: £732 thousand).

23Derivative financial liabilities

The Convertible Senior Secured Notes are classified as derivative financial liabilities of the Company. The following sets forth information regarding the Company's measurement of the Convertible Senior Secured Notes:

Mudrick Capital
£ 000
As at January 1, 2024	109,291
Period prior to substantial modification
Fair value movements (other than from change in own credit risk)	12,363
In-kind interest paid	17,171
Foreign exchange movements	2,085
Change in fair value from own credit risk	(22,293)
As at December 23, 2024 immediately prior to substantial modification	118,617
Substantial modification and partial conversion
Impact of recognition of modified loan at fair value	455,859
Conversion of Convertible Senior Secured Notes	(280,605)
As at December 23, 2024 immediately after substantial modification	293,871
Period after substantial modification
Fair value movements (other than from change in own credit risk)	230,495
Foreign exchange movements	(124)
As at December 31, 2024	524,242

Period prior to substantial modification

On December 15, 2021, Mudrick Capital purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000 thousand for an aggregate purchase price of $192,000 (the “Purchase Price”).

The Convertible Senior Secured Notes were initially convertible into up to 1,818,182 ordinary shares at an initial conversion rate of 9.09091 ordinary shares per $1,000 principal amount.

The Convertible Senior Secured Notes bore interest at the rate of 9% per annum, as the Company elected to pay interest in-kind, by way of PIK Notes. Interest was paid semi-annually in arrears. The Convertible Senior Secured Notes had an initial maturity date of the fifth anniversary of issuance and were redeemable at any time by the Company for cash.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

23Derivative financial liabilities (continued)

Substantial modification and partial conversion

On December 23, 2024, the Company entered into the First Supplemental Indenture setting forth certain amendments, including: (i) increasing the interest rate applicable to the Convertible Senior Secured Notes to 10.00% for cash interest and 12.00% for PIK interest; (ii) extending the maturity date of the Convertible Senior Secured Notes to December 15, 2028; and (iii) providing for a fixed conversion price of $2.75 per ordinary share (or 363.636 ordinary shares per $1,000 principal amount) for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share (or 285.714 ordinary shares per $1,000 principal amount) for the other half.

The company has determined that, in accordance with IFRS 9, these amendments represent a substantial modification of the existing derivative financial lability and is therefore accounted for as an extinguishment of the original derivative financial instrument and the recognition of a new derivative instrument, with the difference between the carrying amount of the original instrument and the fair value of the new derivative instrument being recognized in profit or loss.

No change to the Company-specific credit risk were made upon substantial modification and modification.

Period after substantial modification

In accordance with IFRS 9, the Convertible Senior Secured Notes are treated as a hybrid instrument and are designated in their entirety as fair value through profit or loss. Therefore, upon initial recognition the Company has not separated the Convertible Senior Secured Notes into a host liability component (accounted for at amortized cost) and the derivative liability components (accounted for at fair value through profit or loss). The valuation methods and assumptions are shown in note 24.

Following the execution of the First Supplemental Indenture, the noteholders delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per Ordinary Share, which resulted in the issuance of 47,343,585 ordinary shares, with a reference share price of $7.42 per ordinary share, by the Company to the holders of the Convertible Senior Secured Notes.

As of December 31, 2024 a total of 37,198,531 ordinary shares are potentially issuable upon exercise of the remaining outstanding principal amount of Convertible Senior Secured Notes.

Following the Partial Conversion, in accordance with the Investment Agreement, the Company’s wholly owned subsidiary, VAGL, entered into the second supplemental indenture to the Indenture with the Trustee (the “Second Supplemental Indenture”), pursuant to which VAGL became a guarantor of the Convertible Senior Secured Notes under the Indenture on a senior secured basis.

Also following the Partial Conversion, in accordance with the Investment Agreement, Mudrick Capital executed a Waiver, dated December 23, 2024, granting waivers to the Company in respect of certain existing and potential defaults, including the covenant requiring all material intellectual property to be owned by the Company or a guarantor to the Indenture, as well as any events of default potentially resulting therefrom, under the Indenture, subject to certain terms and conditions specified therein. Prior to the Second Supplemental Indenture, material intellectual property was owned by VAGL, which was both cured by its becoming a guarantor to the Indenture and any resulting default being waived by the Waiver.

A number of other covenants exist in relation to the Company’s obligations in respect of the Convertible Senior Secured Notes, including (but not limited to): payments under the Convertible Senior Secured Notes and interest thereunder; furnishing the trustee with Exchange Act reports; compliance with Section 13 or 15(d) of the Exchange Act; provision of an annual compliance certificate; relinquishing of the benefit or advantage of, any stay, extension or usury law; acquisition of the Convertible Senior Secured Notes by the Company; permitting any Company subsidiaries to provide a charge over the Convertible Senior Secured Notes; limitation on liens securing indebtedness; limitation on asset sales; limitation on transactions with affiliates; limitation on restricted payments; and retention of $10 million cash.

As at 31 December, 31 2024, the Vertical Aerospace Group Ltd. granted fixed and floating charges over all of its assets as security for the Convertible Senior Secured Notes and all liabilities under the Indenture (as amended) and cash at bank includes £7,981 thousand in accordance with the above covenant.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

24Financial instruments

Financial assets at amortized cost

	Carrying value		Fair value
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
	£ 000	£ 000	£ 000	£ 000
Cash and cash equivalents	22,556	48,680	22,556	48,680
Trade and other receivables	18,297	21,351	18,297	21,351
Restricted cash	1,700	1,700	1,700	1,700
	42,553	71,731	42,553	71,731

The fair value of financial assets is based on the expectation of recovery of balances. All balances are expected to be received in full. Trade and other receivables have been categorized in level 2 of the fair value hierarchy. All other balances have been recognized in level 1 of the fair value hierarchy.

Financial liabilities at amortized cost:

	Carrying Value		Fair Value
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
	£ 000	£ 000	£ 000	£ 000
Trade and other payables	15,585	19,794	15,585	19,794
Lease liabilities	2,201	2,620	2,201	2,620
	17,786	22,414	17,786	22,414

All balances have been recognized in level 2 of the fair value hierarchy.

Financial liabilities at fair value through profit or loss:

	Carrying Value		Fair Value
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
	£ 000	£ 000	£ 000	£ 000
Convertible Senior Secured Notes	524,242	109,291	524,242	109,291
Warrant liabilities	434	907	434	907
	524,676	110,198	524,676	110,198

Warrants are quoted on the OTC Bulletin Board (an interdealer automated quotation system for equity securities that is not a national securities exchange) and are therefore categorized in level 2 of the fair value hierarchy (see note 20). The Convertible Senior Secured Notes (both host contract and embedded derivative) are categorized in level 3 of the fair value hierarchy (see note 23).

Valuation methods and assumptions

Financial liabilities at amortized cost

The fair value of trade and other payables is estimated as the present value of future cash flows, discounted at the market rate of interest at the balance sheet date if the effect is material. Due to their short maturities, the fair value of the trade and other payables approximates their book value.

The total interest expense for financial liabilities not held at fair value through profit or loss is £156 thousand (2023: £199 thousand).

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

24Financial instruments (continued)

Financial liabilities at fair value through profit or loss

The fair value of the Convertible Senior Secured Notes has been estimated using an option pricing model, in accordance with the International Valuation Standards definition of “market value”.

The Convertible Senior Secured Notes, initially had a five-year term from the date of issuance on December 16, 2021 and a payment-in-kind interest rate of 9.0% (compounding semi-annually), or a cash interest rate of 7.0% (paid semi-annually). The holder of the Convertible Senior Secured Notes had an initial right to convert them into ordinary shares in the Company at any time at a conversion ratio of 90.9091 per $1,000 principal amount (with any payment-in-kind accrual converting at the same ratio).

On December 23, 2024 the maturity date was extended to December 15, 2028 and the Conversion Rate was amended to 363.636 Ordinary Shares per $1,000 principal amount of notes in relation to the first $130,194,859 principal amount of the Convertible Senior Secured Notes, which was immediately converted by the noteholder into ordinary shares, and 285.714 Ordinary Shares per $1,000 principal amount of Convertible Senior Secured Notes for the remaining portion outstanding. Additionally, effective December 15, 2024, each Convertible Senior Secured Notes accrues interest at 10.0% per annum with respect to interest paid in cash and 12.0% per annum with respect to payment-in-kind interest. The outstanding principal immediately following partial conversion, and as at December 31, 2024, is $130,194,859.

Option pricing has been utilized to calculate the probability that these options will be in the money at expiration and assign a dollar value to it. The underlying share price of the Company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into the model to derive the option’s theoretical fair value.

As of December 31, 2024 an estimated fair value of £524,242 thousand (2023: £109,291 thousand) was calculated for the Convertible Senior Secured Notes, based on the following valuation inputs:

	December 31,	December 23,	December 31,
	2024	2024	2023
Share price ($)	12.58	7.42	6.88
Conversion price ($)	3.50	3.50	110.00
Interest rate (%)	12.00	12.00	9.00
Credit spread (%)	40.64	41.04	27.50
Expected life (years)	4.00	4.00	3.00
Risk-free rate (%)	4.40	4.40	4.00
Dividend yield (%)	—	—	—
Volatility (%)	85.00	85.00	90.00

As of December 23, 2024, immediately after substantial modification of the terms of the Convertible Senior Secured Notes, an estimated fair value of £574,476 thousand was calculated based upon a share price of $7.42.

Company specific inputs include the expected probability and timing of future equity financing, in addition to the probability and timing of a future fundamental change. Credit spread is initially selected such that the fair value of the Convertible Senior Secured Notes reconciles to the total purchase price of $192.0 million based upon the arms’ length transaction closing as of December 15, 2021, subsequently adjusted for company-specific credit risk.

Changes in Company-specific credit risk were made during the period, by way of a 11.0 percentage point increase in credit spread, resulting in downward adjustments to the resultant valuation of £22,293 thousand prior to extinguishment of the original liability.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

24Financial instruments (continued)

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

●	A 7.5- percentage point decrease / increase in credit spread would result in an increase / decrease in the fair value of the instrument by approximately £10m.
●	A 10-percentage point decrease / increase in volatility would result in a decrease / increase in the fair value of the instrument by approximately £10m.

25Financial risk management and impairment of financial assets

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

Restricted cash as at December 31, 2024 includes £1,700 thousand (2023: £1,700 thousand) in relation to rent guarantees. Included in Cash at bank is £7,981 thousand (2023: £7,845 thousand) that is deemed to contain certain restrictions in order to satisfy certain covenants as at December 31, 2024. Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours’ notice with no loss of interest.

The carrying amount of financial assets represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was £632 thousand (2023: £875 thousand) being the total of the carrying amount of financial assets excluding cash, which includes trade receivables and other receivables. All the receivables are with parties in the UK.

The allowance account of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts considered irrecoverable are written off against the trade receivables directly. The Group provides for impairment losses based on estimated irrecoverable amounts determined by reference to specific circumstances and the experience of management of debtor default in the industry. On that basis, the loss allowance as at December 31, 2024 and December 31, 2023 was determined as £nil for trade receivables.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s financial position. The Group’s principal exposure to market risk is foreign exchange rate fluctuations. There are currently no currency forwards, options, or swaps to hedge this exposure.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

25Financial risk management and impairment of financial assets (continued)

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. The Group holds cash in USD, EUR and GBP. The majority of the Group’s trading costs are in GBP; however, the Group also has supply contracts denominated in USD and EUR. The Group holds sufficient cash in USD,EUR and GBP to satisfy its trading costs in each of these currencies. In 2024 and 2023, the Group did not consider foreign exchange rate risk to have a material impact on the financial statements and therefore no sensitivity analysis is presented. The Company may be exposed to material foreign exchange risk in subsequent years because of the significance of the USD denominated Convertible Senior Secured Notes in particular relative to USD deposits and cash held ($8,263 thousand at December 31, 2024), which are expected to decline as expenses are incurred until future funding is secured.

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

		Between 2 and 5	After more than
	Within 1 year	years	5 years	Total
2024	£ 000	£ 000	£ 000	£ 000
Trade and other payables	15,585	3,991	—	19,576
Lease liabilities	705	1,409	496	2,610
Convertible Senior Secured Notes	—	103,915	—	103,915
	16,290	109,315	496	126,101
2023
Trade and other payables	16,868	3,922	—	20,790
Lease liabilities	643	1,387	590	2,620
Convertible Senior Secured Notes	—	187,061	—	187,061
	17,511	192,370	590	210,471

Capital management

The Group’s objective when managing capital is to ensure the Group continues as a going concern and grows in a sustainable manner. Given the ongoing development of eVTOL aircraft with minimal revenues, the Group relies on funding raised from, and in connection with, the Business Combination transaction and other equity investors. Cash flow forecasting is performed on a regular basis which includes rolling forecasts of the Group’s liquidity requirements to ensure that the Group has sufficient cash to meet operational needs.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

26Related party transactions

Key management personnel compensation

Key management personnel are the members of the Board and executive officers.

	2024	2023
	£ 000	£ 000
Salaries and other short term employee benefits (including bonuses)	1,455	883
Payments to defined contribution pension schemes	4	1
Share-based payment expense	2,563	795
	4,022	1,679

The short-term benefits disclosed above include £187 thousand (2023: £nil) of bonuses which were unpaid as at year end and are included in other payables. Aggregate gains made on the exercise of share options for the Directors during the year totaled £nil (2023: £1,788 thousand).

Summary of relationship with Directors

On September 11, 2023, the Company appointed Stuart Simpson as Chief Financial Officer and on May 1, 2024 the Company appointed Stuart Simpson as Chief Executive Officer, replacing Stephen Fitzpatrick. During the period ended December 31,2024 a total of 1,195,035 share options were awarded to Stuart Simpson and subsequent to the year end, on January 24, 2025 a total of 360,245 further share options were awarded to Stuart Simpson, vesting on a quarterly basis until March 31, 2028.

Stuart Simpson’s employment agreement with the Company includes an anti-dilution provision, pursuant to which, subject to Stuart Simpson’s continued employment as Chief Executive Officer of the Company, the award represents less than 2.4% of the Company's issued and outstanding ordinary shares (excluding Earn Out Shares), the Company will grant further nil-cost options such that Stuart Simpson’s holding (excluding any sold, transferred or other disposed shares) remains 2.4% of the Company's then issued and outstanding ordinary shares.

On May 1, 2024 the Company appointed Benjamin Story as a member of the Board of Directors.

On September 16, 2024, the Company appointed Vincent Casey as a member of the Board of Directors. Subsequent to the year end, on January 14, 2025, Vincent Casey resigned as a member of the Board of Directors.

On September 20, 2024, the Company appointed Stephen Welch as a member of the Board of Directors.

From November 6, 2024, Mike Flewitt no longer served as the chair nor as a member of the Board of Directors. Stephen Welch was appointed as the chairman of the Board as from that date.

Subsequent to the year end, on January 14, 2025, Dómhnal Slattery was appointed as a member of the Board of Directors and chairman of the Board, replacing Stephen Welch, who remains a member of the Board of Directors.

Subsequent to the year end, on January 24, 2025 Dómhnal Slattery was awarded 814,700 share options, vesting on a quarterly basis until December 31, 2028. Dómhnal Slattery’s engagement letter with the Company includes an anti-dilution provision, pursuant to which, subject to Dómhnal Slattery’s continued service as the chairman of the Board, if his award represents less than 1% of the Company’s issued and outstanding ordinary shares (excluding Earn Out Shares), the Company will grant further nil-cost options such that Dómhnal Slattery’s award, when fully vested, (excluding any sold, transferred or other disposed shares) remains 1% of the Company’s then issued and outstanding ordinary shares.

During the period ended December 31, 2024 a total of 76,142 share options and restricted stock units were awarded to independent members of the Board of Directors.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

26Related party transactions (continued)

Summary of relationship with Stephen Welch

Pursuant to a remuneration arrangement between Stephen Fitzpatrick and Stephen Welch, a portion of Stephen Welch’s compensation for his services rendered as a director of the Company in 2024 (including as a member of any committee of the Board) was paid by Stephen Fitzpatrick.

However, on December 20, 2024, the Company agreed to reimburse Stephen Fitzpatrick for all documented fees and expenses incurred up to the date of the Partial Conversion of Convertible Senior Secured Notes in connection with Stephen Welch’s position on the Board, subject to a cap of $75 thousand (£60 thousand). Accordingly, amounts totaling £60 thousand remained payable and outstanding as at December 31, 2024.

Subsequent to the year end, on January 30, 2025, the Company agreed to waive the cap to settle all outstanding compensation with £35 thousand subsequently paid to Stephen Welch.

Summary of relationship with Stephen Fitzpatrick

On February 22, 2024 the Company entered into the SF Investment Agreement with Imagination Aero Ltd., a company wholly owned by Stephen Fitzpatrick (at such time, the Company’s majority shareholder and a member of the Board of Directors), pursuant to which Imagination Aero agreed to purchase, and the Company agreed to issue and sell to Imagination Aero, up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants with each warrant entitling the registered holder to purchase one-tenth of one ordinary share. In accordance with the SF Investment Agreement, on March 13, 2024, $25 million in gross proceeds were received for 200 thousand shares (resulting in £15,629 thousand being recognized within share premium) and 50 million warrants (resulting in £3,907 thousand being recognized within the warrant reserve).

In connection with the SF Investment Agreement and the transactions contemplated thereunder, the Company agreed to reimburse legal fees incurred by Stephen Fitzpatrick totaling £175 thousand, with no such amounts outstanding as at December 31, 2024.

Pursuant to the terms of the SF Investment Agreement, subject to certain conditions, Imagination Aero Ltd. committed to fund a second tranche of equity investment in the amount of $25 million, with payment due by August 14, 2024. The Company did not receive payment of any portion of this amount and on December 20, 2024, the Company entered into an Investment Agreement whereby all obligations under the SF Investment Agreement are deemed expired, including in respect of the funding commitment in respect of the second tranche $25 million funding commitment.

Furthermore, on December 20, 2024 the Company entered into an Investment Agreement whereby Stephen Fitzpatrick would be granted the right to participate for $25 million in the Company’s 2025 Offering on the same economic terms as other investors, or in the event he elects not to participate, a 12 month option to invest $25 million in Ordinary Shares of the Company at a strike price equal to the per share purchase price paid by investors in the 2025 Offering.

Subsequent to the period end, and on January 24, 2025, the Company’s closed its 2025 Offering in which Stephen Fitzpatrick did not elect to participate but retains the 12-month option to purchase up to $25 million Ordinary Shares of the Company, and on January 30, 2025 Stephen Fitzpatrick resigned from the Board of Directors.

Also subsequent to the year end, the Company reimbursed Imagination Industries Investments Ltd, a company controlled by Stephen Fitzpatrick, and Stephen Fitzpatrick amounts totaling £871 thousand relating to legal fees incurred in relation to the Investment Agreement and the transactions contemplated thereunder.

During the year, Imagination Industries Investments Ltd, a company controlled by Stephen Fitzpatrick provided and charged the Group with additional services totaling £130 thousand (2023: £83 thousand), of which £56 thousand was outstanding as at December 31, 2024 (December 31, 2023: £nil), and the Group provided Imagination Industries Investments Ltd with services totaling £52 thousand (2023: £nil), of which £52 thousand was outstanding as at December 31, 2024 (December 31, 2023: £nil).

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

26Related party transactions (continued)

Investment Agreement and Related Transactions

On December 23, 2024, The Company entered into the First Supplemental Indenture with Mudrick Capital, which sets forth certain amendments to the Indenture dated December 16, 2021. The amendments include: (i) effective December 15, 2024, increasing the interest rate applicable to the Convertible Senior Secured Notes to 10.00% for cash interest and 12.00% for PIK interest; (ii) extending the maturity date of the Convertible Senior Secured Notes to December 15, 2028; and (iii) providing for a fixed conversion price of $2.75 per ordinary share (or 363.636 ordinary shares per $1,000 principal amount) for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share(or 285.714 ordinary shares per $1,000 principal amount) for the other half.

Following the execution of the First Supplemental Indenture, in accordance with the Investment Agreement, the holders of the Convertible Senior Secured Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per ordinary share. This resulted in the issuance of 47,343,585 ordinary shares, with a reference share price of $7.42 per ordinary share, by the Company to the holders of the Convertible Senior Secured Notes.

Accordingly, on December 23, 2024 the ultimate controlling party of the Company became Mudrick Capital (including funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates). Jason Mudrick is the founder, general partner and Chief Investment Officer of Mudrick Capital.

For the period from December 23, 2024 to December 31, 2024 the Company recognized fair value losses totaling £230,495 thousand in relation to Convertible Senior Secured Notes.

Subsequent to the year end, the Company reimbursed Mudrick Capital amounts totaling £877 thousand relating to legal fees and transaction costs incurred, and accrued as at December 31, 2024, in relation to the Investment Agreement and the transactions contemplated thereunder.

2025 Offering

On December 20, 2024, the Company enterest into the Investment Agreement, which sets forth, among other things, a commitment from Mucrick Capital to fund up to $50 million to the Company in its subsequent funding round, with $25 million funded on a non-contingent basis, and a backstop commitment for an additional up to $25 million to be funded by Mudrick Capital if the Company is not able to raise such amount in such funding round. Subsequent to the year end, on January 24, 2025, the Company closed its subsequent funding round by way of the 2025 Offering, in which Mudrick Capital invested its $25 million non-contingent funding commitment in exchange for 4,166,666 Units, with each Unit consisting of (i) one ordinary share; (ii) one-half of one Tranche A Warrant; and (iii) one-half of one Tranche B Warrant.

The Tranche A warrants will expire on the earlier of: (i) upon the satisfaction of both of the following conditions: (a) the Company successfully demonstrating a wing-borne flight of its VX4 prototype aircraft and (b) the 10-day volume weighted average price of the Company’s ordinary shares, following the public disclosure of such successful wing-borne flight, being equal to or greater than, 103% of the exercise price of the warrants, the 30th day following the date of such disclosure; and (ii) the five-year anniversary of the date of issuance. The Tranche A warrants are exercisable at an exercise price of $6.00 per whole ordinary share.

The Tranche B warrants will expire five years from the date of issuance and are exercisable at an exercise price of $7.50 per whole ordinary share.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

27Ultimate controlling party

On December 23, 2024, upon consummation of the Partial Conversion, the ultimate controlling party became Mudrick Capital (including funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates). Jason Mudrick is the founder, general partner and Chief Investment Officer of Mudrick Capital. Mr. Mudrick, through Mudrick Capital, is responsible for the voting and investment decisions relating to such ordinary shares held directly or indirectly by Mudrick Capital.

Prior to December 23, 2024 the ultimate controlling party was Stephen Fitzpatrick.

28Non adjusting events after the reporting period

On January 24, 2025, we closed the 2025 Offering, comprising an underwritten public offering for 15,000,000 Units, with each Unit consisting of (i) one ordinary share; (ii) one-half of one Tranche A Warrant; and (iii) one-half of one Tranche B Warrant. Gross proceeds of the 2025 Offering totaled $90 million, before deducting underwriting discounts and commissions and other offering expenses.

29 Quarterly Financial Information (Unaudited)

In March 2025, the Group identified an error related to the classification of the derivative financial liabilities in its consolidated statements of financial position as at June 30, 2024 and as at September 30, 2024 (no consolidated statements of financial position as at March 30, 2024 were published by the Group).

During the periods noted, derivative financial liabilities were erroneously classified as non-current liabilities.

Amendments to IAS 1 with respect to the classification of liabilities as current or non-current, effective for periods beginning on or after January 1, 2024 require that, for an entity to classify a liability as non-current, the entity must have the right at the reporting date to defer settlement of the liability for at least twelve months after that date. The amendments to IAS 1 clarify the meaning of ‘settlement’ and affect the classification as current or non-current for liabilities with conversion options, which give a right to the holder to exercise the option any time up to its maturity date, that are classified as derivative liabilities.

The conversion option embedded within the Convertible Senior Secured Notes may be exercised any time before the maturity of the liability and the Company does not have the right to defer settlement of the liability for at least twelve months after the end of the reporting period. As a result, the Convertible Senior Secured Notes are required pursuant to the amendments to IAS 1 to be classified as current, which prior to the amendments to IAS 1, were classified as non-current.

The impact of the restatement on the Unaudited Condensed Consolidated Interim Statements of Financial Position as at June 30, 2024 and as at September 30, 2024 are presented in the following tables.

There is no impact on the Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income and there is no impact on the Unaudited Condensed Consolidated Interim Statements of Cash Flows.

Vertical Aerospace Ltd

Notes to the Financial Statements for the Year Ended December 31, 2024 (continued)

29 Quarterly Financial Information (Unaudited) (continued)

The following tables present the effects of the changes in presentation of these amounts, compared to the previously reported (in thousands):

	June 30, 2024			September 30, 2024
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
Non-current assets
Property, plant and equipment	3,653	—	3,653	3,395	—	3,395
Right of use assets	2,128	—	2,128	1,978	—	1,978
Intangible assets	481	—	481	265	—	265
	6,262	—	6,262	5,638	—	5,638
Current assets
Trade and other receivables	20,058	—	20,058	21,159	—	21,159
Restricted cash	1,700	—	1,700	1,700	—	1,700
Cash and cash equivalents	66,786	—	66,786	42,806	—	42,806
	88,544	—	88,544	65,665	—	65,665
Total assets	94,806	—	94,806	71,303	—	71,303
Equity
Share capital	17	—	17	17	—	17
Other reserve	97,254	—	97,254	111,828	—	111,828
Treasury share reserve	(803)	—	(803)	(803)	—	(803)
Share premium	273,824	—	273,824	273,824	—	273,824
Accumulated deficit	(412,373)	—	(412,373)	(440,194)	—	(440,194)
Total Shareholder's (deficit)/equity	(42,081)	—	(42,081)	(55,328)	—	(55,328)
Non-current liabilities
Lease liabilities	1,748	—	1,748	1,588	—	1,588
Provisions	327	—	327	370	—	370
Derivative financial liabilities	112,770	(112,770)	—	108,636	(108,636)	—
Trade and other payables	3,955	—	3,955	3,728	—	3,728
	118,800	(112,770)	6,030	114,322	(108,636)	5,686
Current liabilities
Derivative financial liabilities	—	112,770	112,770	—	108,636	108,636
Lease liabilities	558	—	558	534	—	534
Warrant liabilities	610	—	610	287	—	287
Trade and other payables	16,919	—	16,919	11,488	—	11,488
	18,087	112,770	130,857	12,309	108,636	120,945
Total liabilities	136,887	—	136,887	126,631	—	126,631
Total equity and liabilities	94,806	—	94,806	71,303	—	71,303