Form 20-F
period 2025-12-31
Vertical Aerospace Ltd.
filed 2026-03-24
CIK 1867102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 101,602,621 ordinary shares.

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

“ATM” means the “at the market” equity offering program with Jefferies LLC, pursuant to which we may issue and sell our ordinary shares, having an aggregate offering price of up to $100 million, from time to time to or through Jefferies.

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

“Broadstone” means Broadstone Acquisition Corp., a Cayman Islands exempted company and, prior to the consummation of the Business Combination, a special purpose acquisition company.

“Business Combination” means the business combination between Vertical and Broadstone, among others, and the other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of June 10, 2021, as amended, by and among, inter alia, Broadstone, Vertical Merger Sub Ltd., Vertical, VAGL and the VAGL Shareholders.

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

“Convertible Senior Secured Notes” means the convertible senior secured notes of Vertical, upon their issuance, due 2026 with an aggregate principal amount of $200,000,000 and bearing interest at a rate of 7.00% per annum for cash interest or 9.00% per annum paid-in-kind at the election of Vertical paid semi-annually in arrears, as amended by both the First Supplemental Indenture to extend their maturity to 2028 and bear interest at a rate of 10.00% per annum for cash interest or 12.00% per annum paid-in-kind, semi-annually in arrears, and the Second Supplemental Indenture.

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

“Earn Out Shares” means approximately 3 million ordinary shares issued at the Closing to the VAGL Shareholders and Loan Note Holders, as adjusted for the Reverse Share Split, which are held subject to restrictions and are subject to forfeiture until Vertical satisfies certain milestones.

“EASA” means the European Union Aviation Safety Agency.

“EMI Option Agreements” means certain option agreements entered into on March 15, 2022 between the Company and certain employees of the Company and its subsidiaries as replacement option agreements for share options previously granted over shares in VAGL that were exchanged for options of equivalent value over ordinary shares in the Company, which options were, at the time of issuance, intended to be tax qualifying enterprise management incentive options under Schedule 5 of the U.K. Income Tax (Earnings and Pensions) Act 2003, a form of which is filed as Exhibit 4.3 to this Annual Report.

“Equity Subscription Line” means the facility in which we had a right to sell to Nomura Securities International, Inc. up to $100 million in aggregate gross purchase price of our newly issued ordinary shares from time to time during the three-year term of the share purchase agreement, dated as of August 5, 2022, and amended and restated on September 22, 2022, which expired on September 1, 2025.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FAA” means the United States Federal Aviation Authority.

“First Supplemental Indenture” means the first supplemental indenture to the Indenture, dated December 23, 2024, between the Company and U.S. Bank Trust Company, National Association, acting as trustee and collateral agent for the Convertible Senior Secured Notes.

“Flightpath 2030” means Vertical’s strategy and 2030 goals.

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

“IRS” means the U.S. Internal Revenue Service.

“January 2025 Offering” means the Company’s public offering of Units, each Unit consisting of (i) one ordinary share, (ii) one-half of one Tranche A Warrant, and (iii) one-half of one Tranche B Warrant, for aggregate gross proceeds of $90,000,000, which closed on January 24, 2025.

“JOBS Act” means the Jumpstart Our Business Startups Act.

“July 2025 Offering” means the Company’s public offering of an aggregate of 13,800,000 ordinary shares, culminating in aggregate gross proceeds of $69 million, before deducting underwriting discounts and commissions and other offering expenses, which closed on July 10, 2025, and the over-allotment option exercised on July 17, 2025.

“Jefferies” means Jefferies LLC.

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

“Public Warrants” means the public warrants of Vertical Aerospace Ltd., ten (10) of such warrants entitling the holder thereof to purchase one (1) ordinary share (as adjusted for the Reverse Share Split), expiring on December 16, 2026.

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

“Sales Agreement” means the Open Market Sale AgreementSM dated September 5, 2025 entered into with Jefferies, pursuant to which we may issue and sell our ordinary shares, having an aggregate offering price of up to $100 million, from time to time to or through Jefferies, acting as sales agent, in an “at the market” equity offering program.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Supplemental Indenture” means the second supplemental indenture to the Indenture, dated December 23, 2024, between the Company and U.S. Bank Trust Company, National Association, acting as trustee and collateral agent for the Convertible Senior Secured Notes.

“Securities Act” means the U.S. Securities Act of 1933.

“SF Investment” means the purchase in February 2024 by Imagination Aero, a company wholly owned by Stephen Fitzpatrick, of up to $50 million of (i) newly issued ordinary shares and (ii) the SF Warrants, in each case at purchase prices specified in the SF Investment Agreement, subject to the terms and conditions set out in the SF Investment Agreement.

“SF Investment Agreement” means the investment agreement, dated February 22, 2024, by and between the Company and Imagination Aero, a company wholly owned by Stephen Fitzpatrick.

“SF Warrants” means 50,000,000 warrants of the Company originally issued pursuant to the terms of the SF Investment Agreement and governed by the SF Warrant Instrument, ten of which entitling the holder or holders thereof to purchase one ordinary share at an exercise price of $50.00 per ordinary share (as adjusted for the Reverse Share Split).

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

“Syensqo” means Cytec Engineered Materials Inc.

“Tranche A Warrants” means the Company’s public Tranche A warrants issued as a part of the January 2025 Offering, entitling the holder to purchase one ordinary share at a price of $6.00 per ordinary share, subject to adjustment, terms and limitations.

“Tranche B Warrants” means the Company’s public Tranche B warrants issued as a part of the January 2025 Offering, entitling the holder thereof to purchase one ordinary share at a price of $7.50 per ordinary share, subject to adjustment, terms and limitations.

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

“Valo” means our flagship eVTOL (formerly known as the VX4) which the Company intends to bring into commercial service following regulatory approval.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, whether express or implied, other than statements of historical fact contained in this Annual Report, including without limitation, statements regarding the design and manufacture of our electric vertical takeoff and landing (“eVTOL”) aircraft, our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the guidance as described under Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects,” liquidity, growth and profitability strategies, our ability and plans to raise additional capital to fund our operations, our plans to mitigate the risk that we are unable to continue as a going concern, our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, and factors and trends affecting our business are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “goals”, “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “objectives”, “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “forecasts,” “aims,” “potential” or “continue,” “is/are likely to” or the negative of these terms or other similar expressions, though not all forward-looking statements use these words or expressions.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Our limited operating history and that we have not yet manufactured any non-prototype aircraft or sold any aircraft to customers;
●	Our business plans require a significant amount of capital and we may not be able to raise additional funds when we need or want them, or at all, to fund our operations, which could force us to curtail or even cease our planned operations and the pursuit of our growth strategy;
●	Our limited cash and cash equivalents, recurring losses from operations and dependency on raising additional capital indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern;
●	If we are unable to produce, certify or launch aircraft in the volumes or timelines projected, including achieving the goals set out in Flightpath 2030;
●	Our aircraft may not perform at the level we expect and may potentially have defects;
●	Our dependence on our partners and suppliers for the components in our aircraft and for our operational needs;
●	Being an early-stage company with a history of losses, we expect to incur significant expenses and continuing losses in the foreseeable future;
●	Our markets are still in relatively early stages of growth, and such markets may not continue to grow, grow more slowly than we expect or fail to grow as large as we expect;
●	Any accidents or incidents involving eVTOL or hybrid-electric aircraft developed by us or our competitors could harm our business;
●	Our aircraft may not be certified by transportation authorities for production and operation within any projected timeline, or at all;
●	Development, testing and commercialization of a hybrid-electric vertical take-off and landing variant of the Valo aircraft is subject to significant risks, including technological, regulatory and operational challenges;

●	All of the pre-orders we have received for our aircraft are conditional and may be terminated at any time by either party and any pre-delivery payments may be fully refundable upon certain circumstances;
●	Our business has developed rapidly and expects to continue to develop significantly, and any failure to manage that growth effectively could harm our business;
●	Our dependence on recruiting and retaining our senior management team and other highly skilled personnel;
●	We previously identified material weaknesses in our internal controls over financial reporting, which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; and
●	The other matters described in Item 3.D. “Risk Factors.”

Many important factors, in addition to the factors described above and in other sections of this Annual Report, could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from estimates or forward-looking statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.

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

Certain estimates of market opportunity, including internal estimates of our addressable market and forecasts of market growth included in this Annual Report may prove inaccurate. Market opportunity estimates and growth forecasts, whether obtained from third party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts in this Annual Report relating to the size of our target market, market demand and adoption, capacity to address this demand and pricing may prove to be inaccurate. Our addressable market estimates may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates in this Annual Report, our business could fail to successfully address or compete in such markets, if at all. We obtained certain information from the following sources:

●	Ride-hailing Worldwide – Statista, 2025 (“Statista Report”);
●	Helicopter Market Size, Share & Russia-Ukraine War Impact Analysis […], and Regional Forecast, 2026-2034 – Fortune Business Insights, 2026 (“Fortune Business Insights”);

●	eVTOL/Urban Air Mobility TAM Update: A Slow Take-Off, But Sky’s the Limit — Morgan Stanley Research, 2021 (“Morgan Stanley”); and
●	Taxi and private hire vehicle statistics, England, 2024 (revised) – UK Government Department for Transport, January 2025.

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

All references in this Annual Report to “dollar,” “USD” or “$” refer to U.S. dollars, the terms “£” and “GBP” refer to British pounds sterling, and the terms “euro,” “EUR” or “€” refer to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended. For the convenience of the reader, in this Annual Report, unless otherwise indicated, balances from British pounds sterling into U.S. dollars were made at the rate of £1.00 to $1.3451 which was the closing rate of the Bank of England on December 31, 2025. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of British pounds sterling at the dates indicated.

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business And Industry

●	We have a limited operating history and have not yet manufactured any non-prototype aircraft or sold any eVTOL or hybrid-electric aircraft to customers, and we may never develop or manufacture any aircraft.
●	Our business plans require a significant amount of additional capital beyond our current cash and cash equivalents. Such additional capital might not be available to us in a timely manner or on terms that are acceptable, or at all. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.
●	Our limited cash and cash equivalents, recurring losses from operations and dependency on raising additional capital indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern.
●	Our eVTOL aircraft may not be certified by transportation authorities in a timely manner, or at all, which could adversely affect our prospects, business, financial condition and results of operations.
●	We may not be able to produce or launch aircraft in the volumes or timelines projected.
●	Our aircraft may not perform at the level we expect on projected timelines and may have potential defects, such as a higher than expected noise profile, a lower payload or capacity than initially estimated, shorter range and/or shorter useful lives than we anticipate.
●	Our suppliers and partners for the parts and components in our aircraft are an important part of our business model, and any delay in entering into long-term agreements, interruptions, disagreements or other delays could have a material adverse effect on our business, results of operations and financial condition.
●	We are dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.
●	We are a pre-revenue, early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the foreseeable future.

●	The markets for our offerings are still in relatively early stages of growth, and if such markets do not continue to grow, grow more slowly than we expect or fail to grow as large as we expect, our business, financial condition and results of operations could be harmed.
●	Accidents or incidents involving eVTOL or hybrid-electric aircraft developed by us or our competitors could have a material adverse effect on our business, financial condition and results of operations.
●	All of the pre-orders we have received for our aircraft are not legally binding, are conditional, and may be terminated without penalty at any time by either party. If these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected.
●	Development of a hybrid-electric vertical take-off and landing variant of Valo is subject to significant risks, including technological, regulatory and operational challenges.
●	Our Convertible Senior Secured Notes issued and outstanding may impact our financial results, result in the dilution of our shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to raise additional capital or take advantage of future opportunities.
●	We may need to initiate or defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive and, if adversely determined, could limit our ability to sell our aircraft or otherwise operate our business.

Risks Related to Our Regulatory Environment

●	The international nature of our business subjects us to additional risks.
●	We are subject to laws and regulations worldwide, many of which are unsettled and still developing and which could increase our costs or materially and adversely affect our business.
●	Our aircraft might not comply with all the requirements to operate according to Instrument Flight Rules.
●	We may be unable to obtain the relevant regulatory approvals needed to produce and sell the aircraft on the timelines we expect, or at all.
●	Prospective operators of our aircraft may not be able to obtain the relevant regulatory approvals to operate our aircraft.
●	Regulatory and planning authorities may introduce regulatory, procedural or policy changes to reflect the novel aspects of eVTOL or hybrid-electric aircraft, including in relation to pilot training, aircraft operation and maintenance. If changes are introduced, they may have a detrimental impact on our ability to successfully deploy and commercialize our aircraft, or to do so in a timely manner.
●	If current airspace and zoning regulations are not modified to increase air traffic capacity, our business could be subject to considerable capacity limitations.

Risks Related to Ownership of Our Securities

●	The price of our securities may be volatile, and the value of our securities may decline.
●	Our issuance of additional share capital in connection with financings (including through the conversion of the Convertible Senior Secured Notes), acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders. Certain shareholders benefit from contractual rights to participate in future equity financings which, if exercised, may result in greater dilution for other shareholders.

●	We are currently an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.
●	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
●	We have previously identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or we otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.
●	We are controlled by our ultimate controlling party, whose interests may conflict with ours or yours in the future.

Risks Related to Our Business And Industry

We have a limited operating history and have not yet manufactured any non-prototype aircraft or sold any eVTOL or hybrid-electric aircraft to customers, and we may never develop or manufacture any aircraft.

We have a limited operating history in the eVTOL aircraft industry, which is nascent and continuously evolving. eVTOL aircraft are currently in the developmental stage and we may never be successful in commercially producing our first eVTOL or hybrid-electric aircraft. We have no experience as an organization in high volume manufacturing of aircraft. We cannot assure you that we or our partners will be able to develop efficient, automated, cost efficient manufacturing capabilities and processes and reliable sources of component supplies that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our aircraft. You should consider our business and prospects in light of the risks and significant challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

●	complete the piloted flight test program phases;
●	design, produce and manufacture safe, reliable and quality aircraft on an ongoing basis;
●	obtain the necessary regulatory approvals in a timely manner;
●	attract, retain and motivate talented employees;
●	build a well-recognized and respected brand;
●	establish and expand our customer base;
●	successfully service our aircraft after sales and maintain a good flow of spare parts and customer goodwill;
●	improve and maintain our operational efficiency;
●	predict our future revenues and appropriately budget for our expenses;
●	anticipate trends that may emerge and affect our business;
●	anticipate and adapt to changing market conditions, including technological developments and changes in our competitive landscape; and
●	navigate an evolving and complex regulatory environment.

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

We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will remain uncertain and may be higher than anticipated. It is currently estimated that we will require a significant amount of additional capital pursuant to our base plan of targeting Valo certification in 2028. We require additional financing to be in a position to continue to carry out our business plans prior to the commercialization of our aircraft. Overall, we expect to make significant investments in our business, including development of our aircraft, investments in our brand and developing assembly and manufacturing facilities. These efforts may prove more expensive than currently anticipated, and we may not succeed in acquiring sufficient capital to offset these higher expenses and achieve positive revenue generation. The fact that we have a limited operating history means we have limited historical data on the demand for our aircraft. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We expect to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our ability to obtain the financing necessary to execute our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. As an early-stage company, prospective investors may defer participation in one or more financing transactions until we have achieved specified technical, operational or regulatory milestones, or have entered into strategic partnerships, which could delay or limit our ability to raise capital on acceptable terms, or at all. Additionally, the global economy, including credit and financial markets, has in recent years, experienced extreme volatility and disruptions, which may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. If we are unable to obtain any funding, or if we do not have sufficient resources to conduct our business as projected, we might be forced to curtail or discontinue our operations, sell or dispose of our assets, potentially to a competitor at less favorable prices, or enter into a business combination on less favorable terms.

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

To date, we have not generated any revenue from the design, development, manufacturing, engineering, sale or distribution of electric aircraft. All income (excluding fair value movements on financial liabilities at fair value through profit and loss) during the year ended December 31, 2025, consisted of government grants received to support our development activities, and corporation tax relief under the United Kingdom research and development tax relief scheme. The execution of our business plan is currently reliant in part upon the ongoing receipt of such government grants and research and development tax relief, and such reliance will continue until we generate revenues or secure additional funding. There is no assurance the United Kingdom research and development tax relief schemes may not be amended or altered in the future or that we will continue to receive such tax reliefs in the amount expected, or at all.

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

We have incurred net losses (excluding fair value movements on financial liabilities at fair value through profit and loss) since inception and to date have not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of aircraft. Commensurate with being in the development phase of our journey to the commercialization of our aircraft, we have invested heavily in research to support the development of our aircraft. As of December 31, 2025, we had £69 million of cash and cash equivalents on hand.

We have prepared a cash flow forecast and have considered our ability to continue as a going concern for the foreseeable future, being at least 12 months following the date of this Annual Report. In accordance with our cash flow forecast, we currently project our net cash outflows from operations for the 12 months following the date hereof to be approximately £145 million, which are expected to be used primarily to fund testing of the prototype aircraft, and to further the development our certification aircraft. Accordingly, we currently project that our existing resources will fund our operations into the middle of 2026, and we will require additional capital to continue to fund our ongoing operations beyond that point and to be in a position to continue to carry out our business plans prior to the commercialization of our aircraft.

The inability to obtain future funding could impact our financial condition and ability to pursue our business strategies, including being required to delay, reduce or eliminate some of our research and development programs, or materially impact our ability to certify its aircraft pursuant to its base case plan targeting certification in 2028 or continue as a going concern. Our dependency on raising additional capital indicates that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern and therefore we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our forecast is based on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect.

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

Please refer to note 2 of our consolidated financial statements for the year ended December 31, 2025 included elsewhere in this Annual Report.

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

We have to obtain all of the necessary regulatory approvals in each of our markets in order to sell our aircraft and for our customers to operate them. We will have to obtain aircraft type certification from the CAA, EASA and the FAA, as well as local regulators in other countries where we intend to sell aircraft, and there can be no assurance that we will obtain certification of our aircraft in the time frame that we project, or at all, which would impact our overall timetable to sell our aircraft. Should there be any delays to our projected approval timetables, this could have a material effect on our ability to deliver any orders to our customers, which could have a material adverse effect on our relationships with our current and existing customers and adversely affect our reputation.

Delays in our prototyping and certification aircraft design and assembly may also materially impact certifying in a timely manner, or at all. We are currently evaluating, qualifying, selecting and negotiating contracts with our suppliers for the planned production aircraft. Any inability to onboard them or delay in doing so, or their inability to deliver against our requirements on a timely basis, may lead to delays in design, assembly, testing, and production of our planned production aircraft, which may delay the certification of our aircraft. See also “–Our suppliers and partners for the parts and components in our aircraft are an important part of our business model, and any interruptions, disagreements or delays could have a material adverse effect on our business, results of operations and financial condition.”

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

In order to develop and manufacture our aircraft, we must be able to obtain and maintain adequate facilities and infrastructure. We have not yet constructed a production facility in which to manufacture and assemble our aircraft. While our manufacturing facility plans are still in process, and various aspects of the component procurement and manufacturing plans have not yet been determined, in September 2025, we announced our intention to utilize a modular manufacturing model, under which the aircraft will effectively be kit assembled, allowing for smaller-scale, single production lines to meet orders and maintain full capacity to be scaled efficiently as demand grows. To achieve this plan, we confirmed our production facilities for initial low-rate production. We may be unsuccessful in obtaining, developing and/or maintaining these facilities in a commercially viable manner. Even if we are able to begin assembly operations in these facilities, maintenance of these facilities will require considerable capital expenditure as we expand operations. We cannot provide any assurance that we will be successful in obtaining and maintaining adequate facilities and infrastructure, and any failure to do so may result in our inability to develop and manufacture our aircraft as expected or on projected timelines. Furthermore, we are currently evaluating, qualifying, selecting and negotiating contracts with our suppliers for the planned production aircraft. However, we may not be able to engage suppliers for the components in a timely manner, at an acceptable price or in the necessary quantities. See also “–Our suppliers and partners for the parts and components in our aircraft are an important part of our business model, and any interruptions, disagreements or delays could have a material adverse effect on our business, results of operations and financial condition.”

For UK and European aerospace companies, a Design Organisation Approval (“DOA”) and a Production Organisation Approval (“POA”) are required to be obtained and maintained in order to be able to manufacture aircraft pursuant to an approved type design (e.g., type certificate).

In March 2023, the CAA issued an eVTOL DOA to VAGL, the scope of which was expanded in July 2024. UK and European aerospace companies cannot hold a type certificate, necessary for entry into service, without being granted a DOA. The DOA authorizes us to conduct design activities and issue design approvals within the DOA’s scope of approval.

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

Securing our POA, and the timing of our production ramp up, are dependent upon finalizing certain aspects of the design, engineering, component procurement, testing, build out and assembly plans in a timely manner and upon our ability to execute these plans within the timeline we set. We intend to fund our plans using capital from future financing opportunities, including future securities sold in public offerings, private placement transactions and/or ordinary shares sold pursuant to our ATM, among other capital raising alternatives. If we are unable to obtain the funds required on the timeline that we anticipate, our plans for the assembly and sale of our aircraft could be delayed which may adversely affect our business, financial condition and operating results.

There can be no assurance that we will be able to achieve certification on any projected timeline or at all, which would have a material adverse effect on our ability to sell our aircraft and meet our customers’ demands, any of which would have a material adverse effect on our reputation, business, financial condition and results of operations.

Our aircraft may not perform at the level we expect on projected timelines and may have potential defects, such as higher than expected noise profile, lower payload or capacity than initially estimated, shorter range and/or shorter useful lives than we anticipate.

Our aircraft may not perform at the level we expect on projected timelines or may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our aircraft may have a higher noise profile, carry a lower payload, including having a smaller cabin or luggage capacity, or have shorter maximum range than we expect or estimate. Our aircraft will also use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced.

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

We expect to introduce new and additional features and capabilities to the aircraft and our service over time, including increasing passenger capacity from four to six seats. However, the development, certification and implementation of such upgrades and enhancements are subject to significant technical, regulatory, operational and financial risks. These enhancements may depend on achieving certain performance prerequisites, including successful weight optimization, the development or integration of additional battery capacity, and compliance with applicable safety and certification requirements. There can be no assurance that we will be able to achieve these prerequisites within anticipated timeframes, or at all. Any failure or delay in delivering such upgrades could adversely affect the aircraft’s performance, economics, certification basis, market acceptance or competitive position.

Additionally, certain components of our aircraft, such as the batteries, may have a lower performance life than we initially expect, and could have a significantly shorter performance life than that of the aircraft overall, requiring frequent inspection, maintenance or replacement. Battery performance may also require longer charging times between flights than anticipated. Extended charging durations could limit aircraft utilization rates and reduce operational efficiency for our operator customers. More frequent replacement cycles or performance limitations could put additional strain on our supply chain and increase operating and maintenance costs, which may adversely impact the economic attractiveness and competitive position of our aircraft.

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

Our suppliers and partners for the parts and components in our aircraft are an important part of our business model, and any delay in entering into long-term agreements, interruptions, disagreements or other delays could have a material adverse effect on our business, results of operations and financial condition.

Our suppliers and partners, some of whom are currently single source suppliers for certain components, are a key part of our business model in order to manufacture our aircraft. We are also currently evaluating, qualifying, selecting and negotiating contracts with a number of suppliers for the planned production aircraft. There can be no assurance that there will be no delay in entering into long-term supply agreements or that suppliers will be able to scale to meet our required certification timeline and production demands.

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

While we believe that we may be able to establish alternate supply relationships and can obtain replacement components, we may be unable to do so quickly or at all to the quality levels and at prices that are acceptable to us. We may experience source disruptions in our supply chains, which may cause delays in our overall production process for both prototype and commercial production aircraft. We are also, in some cases, subject to key suppliers for certain pieces of manufacturing equipment on which we rely, or may be reliant, to achieve our projected high volume production numbers. For example, we expect to procure our airframe primarily from Aciturri, and our flight control system and avionics systems primarily from Honeywell. If we needed to find alternative suppliers for any of the key components of our aircraft, then this could increase our costs and adversely affect our ability to receive such components on a timely basis, or at all, which could cause significant delays in our overall projected timelines for the delivery of our aircraft and adversely affect our relationships with our customers.

In addition, if we experience a significant increase in demand beyond the anticipated volumes, or need to replace our existing suppliers, there can be no assurance that additional or alternate suppliers of component parts will be available when required on terms that are acceptable to us, or at all, or that any supplier would allocate sufficient production capacity to us in order to meet our requirements or fill our orders in a timely manner. Identifying, qualifying and onboarding new suppliers may be time-consuming and costly, particularly in the highly regulated aerospace environment. Components sourced from replacement suppliers may be subject to extensive testing, validation and regulatory approval or certification processes before they can be incorporated into our aircraft, which could result in additional expense and delay. Further, if we are unable to manage successfully our relationships with all of our suppliers and partners, the quality and availability of our aircraft may be harmed. Any disruptions in the supply of components from our suppliers and partners, including delays associated with supplier transitions or regulatory recertification, could lead to delays in aircraft production, certification or entry into service, which would materially adversely affect our business, financial condition and operating results.

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

Any changes in business conditions, wars, governmental changes, political intervention, tariffs, and other factors beyond our control or which we do not presently anticipate, could also affect our partners’ and suppliers’ abilities to deliver components to us on a timely basis, which could have a material adverse effect on our overall timelines to produce our aircraft. We do not control our suppliers or partners or such parties’ labor and other legal compliance practices, including their environmental, health and safety practices. If our current suppliers or partners, or any other suppliers or partners which we may use in the future, violate any specific laws or regulations, we may be subjected to extra duties, significant monetary penalties, adverse publicity, the seizure and forfeiture of products that we are attempting to import or the loss of our import privileges. The effects of these factors could render the conduct of our business in a particular country undesirable or impractical and have a negative impact on our business, financial condition and results of operations.

We are dependent on our senior management team and other highly skilled staff, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success depends, in significant part, on the ongoing growth and continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including engineering, operations, finance, marketing, sales, and technology and support personnel. Competition for senior management and key staff in our sector is intense and the pool of qualified candidates is limited, and a competitor may offer a more attractive remuneration package, greater job security, more advanced development programs, greater financial resources, facilities or clearer paths to near term commercialization, or may be based in jurisdictions where we may be unable or it may be more difficult to enforce the non-competition restrictive covenants in our employment agreements. In addition, the novel nature of our development aircraft means that our staff’s existing experience and skills may not be sufficient to deliver the requirements we need to bring our aircraft through to commercialization. We may be unable to hire, train or retain a sufficient number of appropriately skilled personnel to deliver on our plans, which could impair our ability to execute our business strategy and harm our business, financial condition and results of operations.

If we fail to raise sufficient additional capital in a timely manner, we may have increased difficulty in retaining our senior management and key staff or in recruiting additional qualified staff. In addition, as employees receive equity awards through our equity incentive plans, a prolonged decline in the price of our ordinary shares would result in a decline in the monetary value of the equity awards, which may further reduce our ability to motivate and retain our key staff or attract additional highly skilled staff. See also “–Our business plans require a significant amount of additional capital beyond our current cash and cash equivalents. Such additional capital might not be available to us in a timely manner or on terms that are acceptable, or at all. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.”

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

The market for eVTOL and hybrid-electric aircraft is still in a relatively early stage, and our success in these markets is dependent upon our ability to effectively market and sell advanced air mobility as a substitute for conventional methods of transportation and the effectiveness of our other marketing and growth strategies. If the public does not perceive advanced air mobility as beneficial, or chooses not to adopt advanced air mobility as a result of concerns regarding safety, affordability or for other reasons, then the market for our offerings may not further develop, may develop more slowly than we expect or may not achieve the growth potential we expect, any of which could harm our business, financial condition and results of operations.

Accidents or incidents involving eVTOL or hybrid-electric aircraft developed by us or our competitors could have a material adverse effect on our business, financial condition and results of operations.

Test flying prototype aircraft is inherently risky, and accidents or incidents involving our aircraft are possible. Any such occurrence would negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to the sales of our own aircraft.

The operation of aircraft is subject to various risks, and we expect demand for our aircraft to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain certification from the CAA, EASA, the FAA, and/or other regulators for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters were due to a safety fault. We believe that regulators and the general public are still forming their opinions about the safety and utility of aircraft that are highly reliant on lithium-ion batteries and/or advanced flight control software capabilities. An accident or incident involving either our aircraft or a competitor’s aircraft during these early stages of opinion formation could have a disproportionate impact on the future outlook of the emerging AAM market.

There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding eVTOL and hybrid-electric aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving such aircraft. In August 2023, following the completion of our remote thrustborne flight test campaign of our first full-scale eVTOL prototype, we conducted further uncrewed flight tests of the aircraft before its planned retirement under stress scenarios to understand how the aircraft would perform outside of its expected operating conditions. During one of these further flight tests, an unexpected fault occurred causing the aircraft to enter into a stable descent before being damaged on impact with the ground. We completed a swift and thorough investigation and submitted a report to the Air Accidents Investigation Branch (AAIB). Our investigation identified the root cause to be a fault with a propellor, which was an early generation propellor that had already been redesigned prior to the incident. While we believe the issue is fully resolved, any negative public perception regarding this incident or any other incident that may occur in respect of eVTOL or hybrid-electric aircraft, regardless of whether such incidents involve our own aircraft, could adversely affect Vertical’s prospects, business, financial condition and results of operations.

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

The insurance we carry may be inapplicable or inadequate to cover any incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident. In addition, any such incident, accident, catastrophe, litigation or action involving our employees, our aircraft or other types of aircraft could create an adverse public perception, which could harm our reputation, result in passengers being reluctant to use our services and adversely impact our business, results of operations and financial condition.

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

We have received pre-orders for approximately 1,500 aircraft, which includes pre-orders from customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements.

Many of these customers, or their permitted assigns, have agreed to ordinary course terms and conditions contained in our memoranda of understanding with them, subject to specific agreed-upon terms and conditions precedent with each party, including, among other things, certain deadlines to enter into a long-form master purchase agreement regarding the number of aircraft and, for certain of such purchasers, the potential creation of joint working groups to explore opportunities in the various jurisdictions in which our customers operate.

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

American Airlines has also committed to pay a pre-delivery payment (the “AA Pre-Delivery Payment”) upon the satisfaction of certain conditions, including entering into a master purchase agreement that will contain the final terms for the purchase of the aircraft (the “AA Master Purchase Agreement”), in exchange for our commitment to reserve delivery slots for the first 50 aircraft of American Airline’s conditional pre-order of up to 250 aircraft, with an option to purchase an additional 100 aircraft. Subject to the final terms of the AA Master Purchase Agreement, the parties agreed that the Pre-Delivery Payment will be used to set off against the purchase price for the number of aircraft ultimately purchased by American Airlines pursuant to the AA Master Purchase Agreement. Such Pre-Delivery Payment may be refundable in full to American Airlines under certain circumstances.

The obligations of our customers, or their permitted assigns, to consummate the order will arise only after all of such material terms are agreed in the discretion of each party. As a result, there can be no assurance that these customers, or their permitted assigns, will place a sufficient number of orders, if any at all, for our aircraft, which could adversely affect our business, prospects and results of operations. If any of these orders are cancelled, modified or delayed, or otherwise not consummated, or if we are otherwise unable to convert our strategic relationships into sales revenue, our business, results of operations, liquidity and cash flow will be affected.

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

Any failure to manage our growth effectively could materially and adversely affect our business, operating results and financial condition. We intend to expand our operations significantly as we progress towards commercial production of our aircraft. We expect our future expansion to include:

●	hiring and training new staff, some of which are expected to be early career staff;
●	expanding the management team;
●	leveraging consultants to assist with our growth and development;
●	forecasting production and revenue;
●	controlling expenses and investments in anticipation of expanded operations;
●	establishing or expanding design, production, manufacturing, sales and service facilities; and
●	implementing and enhancing administrative infrastructure, systems and processes.

We will need to, and intend to, continue to hire additional staff with considerable technical expertise, including battery and electrical engineers, design, quality, flight test and pilots, airworthiness, production staff and build and service technicians for our aircraft, including individuals with manufacturing and industrialization experience to establish our production and manufacturing facilities. We will also need to hire additional business services staff with expertise in finance, human resources, information technology, legal, marketing, sales and supply chain, among others. Because our aircraft is based on a different technology platform from traditional internal combustion engines, individuals with sufficient training and experience in eVTOL and hybrid-electric aircraft may not be available to hire, and as a result, we will need to expend significant time and expense training any newly hired employees as we scale. Competition for individuals with experience designing, producing and servicing electric aircraft and their software is intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel. We foresee that competition will intensify in the coming years as the eVTOL industry, along with the adjacent and surrounding industries, matures, which will heighten the risk of the Company’s facing challenges in attracting and hiring the necessary skilled workforce.

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

Development of a hybrid-electric vertical take-off and landing variant of Valo is subject to significant risks, including technological, regulatory and operational challenges.

Developing a hybrid aircraft involves significant technical complexity, extensive research and development, and substantial investment. Our success depends on our ability to design, test, and certify a new type of aircraft that integrates both conventional and electric propulsion systems, a process that presents numerous engineering, safety, and performance challenges. Any product defects or any other failure of our aircraft to perform as expected could harm our reputation and result in adverse publicity, delays in or inability to obtain certification, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses.

Moreover, the regulatory pathway for hybrid aircraft is still evolving. Certification of novel propulsion technologies and aircraft configurations requires close coordination with aviation authorities, including the CAA, EASA and FAA, as well as local regulators in other countries where we intend to sell aircraft. There can be no assurance that we will obtain certification of our aircraft in the time frame that we project, or at all, which would impact our overall timetable to sell our aircraft. Should there be any delays to our projected approval timetables, this could have a material effect on our ability to deliver any orders to our customers, which could have a material adverse effect on our relationships with our current and existing customers and adversely affect our reputation.

Even if we successfully develop and certify our hybrid-electric aircraft, we may not achieve commercial viability. Market adoption of hybrid-electric aircraft depends on customer confidence and operating cost advantages. If we fail to meet performance, reliability, or cost expectations, demand for our aircraft could be limited.

Our business plan assumes that we will secure one or more customers to support the continued development of our hybrid-electric aircraft. If we are unable to do so, the development, certification or production of our hybrid-electric variant could be delayed, scaled-back or discontinued.

The hybrid-electric variant is intended to enable additional applications in defense, logistics and certain commercial sectors, including air ambulance services, which may require longer range and greater payload capability than current eVTOL platforms are expected to be capable of providing. The anticipated customer base for this aircraft consists primarily of defense and governmental customers, which is largely independent from our Valo pre-order customers. Our capital planning assumes that we will secure one or more defense customers whose participation will support the continued development, testing and certification activities associated with the hybrid-electric aircraft.

There can be no assurance that we will successfully secure a defense or governmental customer for the hybrid-electric aircraft on acceptable terms, or at all. Defense procurement processes are often lengthy, highly competitive and subject to political, budgetary and strategic considerations beyond our control. If we are unable to secure such a customer, or if anticipated support is delayed, reduced or not realized, we may need to reprioritize resources, delay or scale back development activities, or discontinue the program. Any of these outcomes could materially adversely affect our business, financial condition, results of operations and prospects.

We may become subject to certain specific business risks as a result of supplying equipment and services to government contractors.

Certain partners in the sectors we are targeting with our hybrid-electric aircraft are expected to include government contractors, which would subject us to specific business risks related to government contracts. In particular, government contracts are often subject to procurement regulations, contract provisions and a variety of other requirements relating to the formation, administration, performance and accounting of these contracts. Many of these contracts include express or implied certifications of compliance with applicable regulations and contractual provisions. If we fail to comply with any such regulations, requirements or statutes, including any environmental, health and safety laws or regulations, our targeted future agreements with the government contractors could be terminated or we could be suspended or excluded from entering into any additional contracts with government contractors in the future.

The growth of our business may be impacted by our ability to enter into partnerships with government contractors and on its successful procurement of additional partnerships. However, demand from the government contractors is often unpredictable, and significantly depends upon government budget trends. There are number of factors that could impede our ability to generate revenue in relation to government contracts, including, but not limited to:

●	adverse public sector budgetary cycles and funding authorizations;
●	changes in fiscal or contracting policies;
●	decreases in available government funding;
●	changes in government programs or applicable requirements;
●	disadvantageous contractual terms stipulated by government entities and agencies, including with respect to pricing, milestones and payment terms;
●	the adoption of new laws or regulations or changes to existing laws or regulations;
●	potential delays or changes in the government appropriations or other funding authorization processes; and
●	higher expenses associated with, or delays caused by, diligence and qualifying or maintaining qualification as a government vendor.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing the finished products supplied by government contractors generally, which may in turn affect demand for our products in the future or otherwise have an adverse effect on our business, operating results and prospects.

If we are unable to establish and maintain confidence in our long-term business prospects among customers and analysts and within our industry, or if we are subject to negative publicity, then our financial condition, operating results, business prospects and access to capital may suffer materially.

Customers may be less likely to purchase our aircraft if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long term. Similarly, partners, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in our aircraft, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, delays in certification, customer unfamiliarity with eVTOL aircraft, any delays in scaling production, delivery and service operations to meet demand, competition and uncertainty regarding the future of electric and hybrid-electric aircraft, including our aircraft and our production and sales performance compared with market expectations.

Our aircraft utilization may be lower than expected, and our aircraft may be limited in its performance during certain weather conditions or in other environmental conditions.

Our aircraft, when produced, may not be able to fly safely over certain terrain, for example over desert or large bodies of water, or in certain weather conditions, including blizzards, snowstorms, heavy rain, thunderstorms, lightning, hail, freezing conditions, strong winds, fog, mist and/or extreme temperatures. This inability to operate in these conditions could reduce our aircraft utilization and cause delays and disruptions in the services provided by our customers and partners. Aircraft utilization could be reduced by delays and cancellations from various factors, many of which are beyond our control, including adverse weather conditions, security requirements, air traffic congestion and unscheduled maintenance events. The success of our business is dependent, in part, on the utilization rate of our aircraft by our customers and reductions in utilization may adversely impact the expected sales of our aircraft and aftermarket service revenue and could cause passengers to view our aircraft as less reliable. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

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

Continuing to increase the strength of our reputation and brand for high-performing, sustainable, safe and cost-effective advanced air mobility is critical to our ability to attract and retain customers and partners. In addition, our growth strategy includes international expansion through joint ventures or other partnerships with local companies that would benefit from our reputation and brand recognition. The successful development of our reputation and brand will depend on a number of factors, many of which are outside our control. Negative perception of our aircraft or company may harm our reputation and brand, including as a result of:

●	complaints or negative publicity or reviews about us, independent third party aircraft operators, fliers or other brands or events that we associate with, even if factually incorrect or based on isolated incidents;
●	a failure to deliver against our business goals in a timely manner, including those set out in Flightpath 2030;
●	changes to our operations, safety and security or other policies that customers, end-users or others perceive as overly restrictive, unclear or inconsistent with our values;
●	illegal, negligent, reckless or otherwise inappropriate behavior by fliers, independent or other third parties involved in the operation of our business or by our management team or other employees;
●	actual or perceived disruptions or defects in our aircraft or concerns around safety;
●	litigation over, or investigations by regulators into, our operations or those of our independent third party aircraft operators, or our senior management or other personnel;
●	a failure to operate our business in a way that is consistent with our values;
●	negative responses by independent third party aircraft operators or fliers to new mobility offerings;
●	any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole; or
●	any actual or perceived risk to our long-term continued operations and commercial viability, including in connection with our funding position.

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

We continue to closely monitor the possible effects of general economic factors, including the impact of inflation, on our business and planning. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising inflation rates, declines in consumer confidence, declines in economic growth, fluctuations in unemployment rates and uncertainty about economic stability, including as a result of the implementation of tariffs by the United States and retaliatory tariffs by the targeted countries. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. If the equity and credit markets deteriorate, or are unstable, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Furthermore, our share price may decline due in part to the volatility of the stock market and a general economic downturn. In addition, there is a risk that one or more of our partners or suppliers may not survive an economic downturn or recession, which could have a material adverse effect on our ability to manufacture our aircraft in a timely manner or otherwise affect our strategic business goals. These factors have, and may continue to, put pressure on our costs for employees and materials and services we procure from our suppliers. As a result, our business, our results of operations and the price of our ordinary shares may be adversely affected.

We are subject to risks related to health epidemics and pandemics, which could adversely affect our business and operating results.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, such as the COVID-19 pandemic. The potential effects of future public health outbreaks, epidemics or pandemics include, but are not limited to, impact on general economic conditions, trade and financing markets, changes in customer behavior and continuity in business operations. Any future public health outbreaks, epidemics or pandemics may disrupt the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers, and may lead to a global decrease in aircraft sales in markets around the world. In addition, future public health outbreaks, epidemics, or pandemics may cause a decrease in demand for our aircraft if our customers delay purchases of aircraft generally, an increase in costs resulting from our efforts to mitigate the effects of such public health outbreaks, epidemics or pandemics or the increase in cost of raw materials, delays in our schedule to full commercial production of electric aircraft, disruptions to our supply chain, and the implementation of government restrictions, among other negative effects, any of which may adversely affect our business, financial condition, and results of operations.

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

A number of governments globally have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels and energy efficiency had begun gaining more widespread market approval, with certain consumers expecting companies to play a role in addressing climate change. Our eVTOL aircraft will operate on electricity and are being designed to produce zero carbon emissions in operation. We remain optimistic that market and regulatory trends favoring such “clean” energy and addressing climate change will continue to evolve in our favor. However, there may be changes or reversals in such market and regulatory trends, such as less focus on climate change solutions or less stringent legislation with respect to emissions. For example, in January 2025, U.S. President Donald Trump signed an executive order removing the United States from the 2015 Paris Climate Accords, which became effective on January 27, 2026. We may be subject to a less favorable regulatory environment than some of our competitors, particularly in light of the deregulation agenda of the current U.S. administration. In addition, we are not currently able to determine the overall carbon footprint associated with the lifecycle of our aircraft, including relative to alternative modes of transport, and this may ultimately have a detrimental effect on the marketability of our aircraft to customers and consumers. This could result in lower demand for our eVTOL aircraft and have an adverse effect on our business.

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

Our business model is to sell to customers, many of whom will fly and service larger metropolitan areas. As a result, our business and financial results may be susceptible to natural disasters, wars and civil unrest, outbreaks and pandemics, growth constraints, economic, social, weather and regulatory conditions or other circumstances applicable to metropolitan areas. In addition, any changes to local laws or regulations within key metropolitan areas that affect our customers’ ability to operate our aircraft in these markets could have an adverse effect on our business, financial condition and operating results.

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

Aircraft sales contracts are often entered into years before the aircraft are delivered. In order to help account for economic fluctuations between the contract date and delivery date, aircraft pricing in such master purchase agreements may include price escalation clauses to account for cost increases from labor, commodity and other price indices. Our revenue estimates are based on current assumptions with respect to these escalation formulas, but the actual escalation amounts are outside of our control. Escalation factors can fluctuate significantly from period to period and changes in escalation amounts can significantly impact revenues and operating margins in our business. We can make no assurance that any customer, current or future, will exercise purchase options, fulfill existing purchase commitments or purchase additional products or services from us. Some of our non-binding pre-orders contemplate price escalation or most-favored nation provisions. The terms and conditions of the master purchase agreements for the pre-orders regarding price escalation clauses are yet to be determined, and there is no assurance that they will be determined in a manner that will mitigate the risks described above.

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

On December 23, 2024, the Company entered into the First Supplemental Indenture with U.S. Bank Trust Company, National Association, acting as trustee and collateral agent (the “Trustee”). The First Supplemental Indenture sets forth certain amendments to the Indenture, including: (i) increasing the interest rate applicable to the Convertible Senior Secured Notes to 10.00% for cash interest and 12.00% for PIK interest; (ii) extending the maturity date of the Convertible Senior Secured Notes to December 15, 2028; and (iii) providing for a fixed conversion price of $2.75 per ordinary share for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share for the other half. Following the execution of the First Supplemental Indenture, the holders of the Convertible Senior Secured Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per ordinary share (the “Partial Conversion”), which resulted in the issuance of 47,343,585 ordinary shares by the Company to the holders of the Convertible Senior Secured Notes. Immediately following the Partial Conversion, half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes remained outstanding and, as of February 27, 2026, 41,796,270 ordinary shares are issuable upon exercise of this remaining outstanding principal amount of the Convertible Senior Secured Notes.

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

Our business and commercial success depend in part on our ability to develop, manufacture and sell our aircraft without infringing or misappropriating the intellectual property rights of third parties. The aerospace industry is characterized by extensive patenting and frequent intellectual property disputes, including litigation and administrative proceedings in the United States and abroad. Numerous third-party patents and pending patent applications exist in areas relevant to our current and future products, including technologies used in aircraft systems, components and related services. These rights, if asserted successfully, could limit or prevent our ability to operate our business or commercialize our aircraft.

Third parties, including competitors, may assert claims of patent infringement, trade secret misappropriation, copyright infringement or other violations against us, our partners or our suppliers. Such claims, even if unsubstantiated or ultimately unsuccessful, can be time-consuming, costly and disruptive to management, and may harm our reputation and business. As of March 20, 2026, we have filed two oppositions before the European Patent Office against competitor patents, and on February 23, 2026, we were named as a defendant in a patent infringement lawsuit filed by Archer Aviation Inc. in the U.S. District Court for the Eastern District of Texas (the “Complaint”). While we believe that the asserted claims in the Complaint are without merit and intend to defend the allegations vigorously, we cannot predict the ultimate outcome of this litigation.

Because patent applications are often unpublished for extended periods and may be amended during prosecution, we may be unaware of issued or pending patents that could later be asserted against us. In addition, patents that do not initially appear relevant may later be broadened through reissue or other proceedings. We cannot guarantee that our or our licensors’ patent searches or analyses are complete or that we have identified all relevant third-party intellectual property rights worldwide. Our assessment of the scope, validity or relevance of third-party patents may be incorrect.

If we are found to infringe or misappropriate third-party intellectual property, or if we choose to settle such claims, we could be required to obtain licenses that may not be available on commercially reasonable terms, redesign our aircraft or systems, pay substantial damages (including indemnification obligations), divert significant resources to litigation, or cease developing, marketing or selling certain products. Even if a license is available, it may be non-exclusive, which could place us at a competitive disadvantage.

We may also need to enforce our own intellectual property rights against third parties, which could result in costly litigation and expose our intellectual property to validity and enforceability challenges. Intellectual property litigation involves substantial discovery and may risk disclosure of our confidential information. Our trade secrets may be difficult to protect and could be independently developed or misappropriated by others despite our protective measures. If we are unable to obtain, maintain or enforce effective intellectual property protection, or if our competitors develop similar or superior technologies, our business, financial condition and results of operations could be materially adversely affected.

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

We are subject to U.K. corporation tax, which is levied on profits generated in the U.K. and abroad. At the Autumn Budget 2024, the U.K. government announced a cap to the headline rate of Corporation Tax at 25% for the duration of the current Parliament. A small profits rate of 19% exists for companies with profits of £50 thousand or less. Companies with profits between £50 thousand and £250 thousand pay tax at the main rate, reduced by a marginal relief. The Autumn Budget 2025 did not introduce any changes to these rates.

We carry out extensive research and development activities, and as a result, we expect to benefit in the United Kingdom from HM Revenue & Customs’ (“HMRC”) research and development tax reliefs, which provides relief against U.K. corporation tax.

At the Spring Budget 2023 the U.K. government confirmed a higher rate of payable tax credit for loss-making research and development intensive small and medium enterprises (“SME”) would be introduced and would apply to expenditure incurred on or after April 1, 2023. SME companies for which qualifying research and development expenditure constitutes at least 40% of total expenditure can claim a higher payable credit rate of 14.5% for qualifying research and development expenditure. The Autumn Statement 2023 subsequently lowered the research and development intensity threshold from 40% to 30% for accounting periods beginning on or after 1 April 2024 and introduced a one‑year grace period, allowing SMEs to continue receiving relief for one year even if their research and development expenditure falls below the 30% threshold provided they meet the other conditions for relief.

At the Autumn Statement 2023, the U.K. government also announced the merging of the current SME and research and development expenditure credit (“RDEC”) schemes into one scheme with a headline rate of relief of 20%. The merged scheme will take effect for accounting periods beginning on or after April 1, 2024 and run alongside the intensive SME rate that commenced on April 1, 2023.

At the Autumn Budget 2025, the U.K. government announced that R&D reliefs will be maintained, including the rates for both the merged scheme and the intensive SME scheme. The U.K. government also announced that it will pilot a targeted advance assurance service from spring 2026, enabling SMEs to seek clarity on key aspects of their research and development tax relief claims before submitting to HMRC.

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

A number of our employees have been issued incentive awards (in the form of share-based awards and “phantom” cash-based awards), some of which were intended to qualify for certain tax reliefs in the United Kingdom, the United States and France. Generally, at settlement of these awards, we may be subject to:

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

We are, and may in the future continue to become, subject to legal proceedings, investigations and claims, including claims that arise in the ordinary course of business, such as claims brought by our customers or partners in connection with commercial disputes, claims by end-users, claims or investigations brought by regulators, claims made against our directors or officers or employment claims made by our current or former employees. Any litigation, investigation or claim, whether meritorious or not, could harm our reputation, will increase our costs and may divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.

Our business could be impacted by ongoing geopolitical conflicts.

We are closely monitoring the possible impact that ongoing geopolitical conflicts and tensions may have on the Company, in particular the ongoing military conflict in Iran and the Middle East, and any adverse effects they could have on our business and strategic plans. Although we do not believe that the geopolitical conflicts have had a direct impact upon us, as we do not have any operations or direct materially significant suppliers located in the Middle East, Ukraine or Russia, and have not yet experienced any direct impacts from any ongoing geopolitical conflicts, we believe our continuing design and development activities, regulatory certification processes and ability to contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of our aircraft, could be adversely affected by such conflicts. For example, the continuance or any escalation of any geopolitical conflict could result in disruptions to our business and operations, increased inflationary pressures, increased raw material costs, disruption to supply chains, disruption to transportation or increased transportation costs, increased cyberattacks or data security incidents and other adverse impacts on our anticipated costs and commercialization timeline. More specifically, any longer-term continuation of or escalation in the conflict in Iran could further adversely affect the perception of the security of certain financial centers in the Middle East, resulting in an exodus of wealthier individuals from the region and thereby adversely affect the anticipated demand for advanced air mobility in the region and, consequently, orders for our aircraft. Furthermore, Russia provides most of the titanium used globally in the manufacture of aircraft, which we expect to require for certain components in our aircraft. Existing or additional government actions, including economic sanctions and export control restrictions introduced by the U.S., EU, U.K. and other jurisdictions, taken in response to conflicts could also adversely impact the commercial and regulatory environment in which we operate.

We continue to closely monitor the possible effects of the ongoing geopolitical conflicts and general economic factors on our business and planning. These factors put pressure on our costs for employees and materials and services we procure from our suppliers, as well as affect other stakeholders and regulatory agencies.

Evolving and varied views on environmental sustainability and social initiatives could increase our costs, harm our reputation and adversely impact our financial results.

There have been varying degrees of public focus by investors, environmental activists, the media and governmental and non-governmental organizations on a variety of environmental, social and other sustainability matters. We may experience pressure to make commitments relating to sustainability matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. If we are not effective in addressing environmental, social and other sustainability matters affecting our business, or setting and meeting relevant sustainability goals, our reputation and financial results may suffer. Moreover, if we are effective at addressing such matters, we may also attract negative attention from stakeholders and regulators with diverging views on sustainability. In addition, we may experience increased costs in order to execute upon our sustainability goals and measure achievement of those goals, which could have an adverse impact on our business and financial condition.

In addition, this public focus on environmental, social and other sustainability matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements. If we fail to comply with new laws, regulations or reporting requirements, our reputation and business could be adversely impacted.

Risks Related to Our Regulatory Environment

The international nature of our business subjects us to additional risks.

We are subject to a number of risks related to doing business internationally, any of which could significantly harm our business. These risks include, but are not limited to:

●	restrictions on the transfer of funds to and from foreign countries, including potentially negative tax consequences;
●	unfavorable changes in tariffs, quotas, trade barriers or other export or import restrictions, including navigating the changing relationships between countries globally such as the United States, European Union, Russia and China;
●	unfavorable foreign exchange controls and currency exchange rates;
●	increased exposure to general international market and economic conditions;
●	political and economic uncertainty and volatility;
●	the potential for substantial penalties and litigation related to violations of a wide variety of laws, treaties and regulations, including anti-corruption regulations (including the U.S. Foreign Corrupt Practices Act 1977 (as amended, the “FCPA”) and the U.K. Bribery Act 2010 (the “Bribery Act”)) and privacy laws and regulations (including the EU’s General Data Protection Regulation and U.S. FTC Act and other state privacy laws);
●	significant differences in regulations across international markets and the regulatory impacts on a globally integrated supply chain;
●	the difficulty and costs of designing and implementing an effective control environment across diverse regions and employee bases;
●	the difficulty and costs of maintaining effective data security;
●	global pricing pressures; and
●	unfavorable and/or changing foreign tax treaties and policies.

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

We are subject to a variety of certification requirements in the jurisdictions in which we operate, including those relating to instrument flight rules (“IFR”). While we are working to ensure that our aircraft is certified to operate under IFRs from the date of manufacture, including at low levels and in an urban environment, there can be no assurance that we will be successful. Additionally, the aircraft may initially operate either fully or partially under visual flight rules, as operation under IFR is likely to require further testing and certification and may potentially require revisions to the IFR to accommodate eVTOL technology. We may be unable to test and have the aircraft certified in a timely manner, or at all, and any necessary revisions to the IFR may not take place in a timely manner, or at all.

Existing IFR were designed based on the capabilities of traditional aircraft. Electric aircraft have different capabilities, in particular, with respect to loiter time and diversion range. Aviation regulators acknowledge and are working towards making the appropriate revisions to accommodate these new types of aircraft, but there can be no assurance that these changes will be made in a timely manner or at all, or that globally consistent standards will be promulgated. Regulatory operating reserve requirements applicable to IFR could significantly reduce Valo’s usable range and materially constrain its mission capability. Further, there can be no assurance that our aircraft will be capable of meeting any newly defined IFR or other similar requirements in the future.

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

Regulatory and planning authorities may introduce regulatory, procedural or policy changes to reflect the novel aspects of eVTOL and hybrid-electric aircraft, including in relation to pilot training, aircraft operation and maintenance. If changes are introduced, they may have a detrimental impact on our ability to successfully deploy and commercialize our aircraft, or to do so in a timely manner.

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

A failure to increase air traffic capacity at and in the airspace serving key markets, including around major airports in the United States, Europe and overseas, could create capacity limitations for the future operations of the third party operators and could have an indirect material adverse effect on our business, results of operations and financial condition. In particular, delays and disruptions to customers’ services (especially during peak travel periods or adverse weather conditions in certain markets) could be caused by capacity constraints resulting from weaknesses in the relevant airspace systems and air traffic control systems, such as legacy procedures and technologies, or from zoning restrictions that limit flight volumes at existing airports or prevent the construction of new air traffic infrastructure.

Changes in government regulations imposing additional requirements and restrictions on our manufacturing and other operations could increase costs and result in delays and disruptions.

Aerospace manufacturers are subject to extensive regulatory and legal requirements that involve significant compliance costs. The CAA, EASA, the FAA or other regulators in jurisdictions we intend to operate may issue regulations relating to aircraft that could require significant expenditures in the design, production or operation of the aircraft. Implementation of the requirements created by such regulations may result in increased costs for us and delays in our manufacturing and other operations.

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

Our business is subject to export and import control laws and regulations, as well as laws and regulations designed to protect national security. Unfavorable changes in these laws and regulations or licensing policies, failure to secure timely government authorizations under these laws and regulations, or failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operation.

Our business is subject to U.K., U.S. and other applicable import, export and re-export control laws and regulations, as well as laws and regulations designed to protect national security. We, and our suppliers, are required to import and export our products, software, technology and services, as well as run our operations in full compliance with such laws and regulations. Similar laws that impact our business exist in other jurisdictions. Pursuant to these trade control laws and regulations, we are required, among other things, to (i) determine the proper export and import licensing jurisdiction and classification of products, software, and technology, and (ii) where necessary, obtain licenses or other forms of government authorization to engage in the conduct of our business. The authorization requirements may include the need to obtain export licenses or similar permissions from the relevant governmental regulators in order to export or re-export controlled products, software or technology, including to release such controlled goods to foreign employees and other foreign persons, and to ensure compliance with the terms of such licenses or permissions. These foreign trade controls may prohibit, restrict or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export or transfer certain hardware, technical data, technology, software or services to certain countries and territories, entities and individuals and for end uses. U.K., U.S. or other applicable trade control laws and regulations may change or lead to reclassifications of our products or technologies. A number of our key suppliers, including Honeywell and Syensqo, are based in, or have substantial engineering resources located in, the U.S. and are also actively involved in the defense industry. Due to the cutting edge nature of our industry and aircraft, the U.S., U.K. or other governments, could make key technologies that we, or our suppliers, are developing or are intending to use, subject to export control legislation, including the U.S. International Traffic in Arms Regulations or the Export Administration Regulations (the “EAR”). Furthermore, transactions involving our business may be subject to scrutiny and intervention by regulatory authorities in the interest of national security. For example, the U.K. National Security and Investment Act, which came into force on January 4, 2022, gives the U.K. government powers to scrutinize and intervene in business transactions, such as takeovers, to protect national security, including by way of nullifying transactions.

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

(i)“commercial bribery” of private parties, in addition to bribery involving domestic or foreign officials;
(ii)the acceptance of bribes, as well as the giving of bribes, and
(iii)“facilitation payments,” meaning generally low level payments designed to secure or expedite routine governmental actions or other conduct to which persons are already under obligations to perform.

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

We may be subject to sanction laws of the U.K., EU, and U.S., and other applicable jurisdictions, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, His Majesty’s Treasury and other relevant sanctions authorities, which may prohibit the sale of products or provision of services to embargoed jurisdictions or to individuals and entities targeted by such sanctions. If we are found to be in violation of any applicable sanctions regulations, it can result in significant fines or penalties and possible incarceration for responsible employees and managers, as well as reputational harm and loss of business.

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

We and our vendors are subject to federal, state and foreign laws and regulations concerning our collection, processing, storage, sharing, disclosure and use of Personal Information, and our actual or perceived failure to comply with data privacy and security laws and regulations could result in significant liability, erosion of trust, and damage to our reputation and brand, which could materially and adversely affect our business, financial condition and operating results.

In the ordinary course of business, we collect, store, use, and otherwise process information that relates to individuals and/or constitutes “personal data”, “personal information”, “personally identifiable information” or similar terms under applicable privacy laws (collectively “Personal Information”) in relation to our current, past or potential customers, business partners, employees and contractors. We also depend on a number of third party vendors in relation to the operation of our business, a number of which process Personal Information on our behalf.

We therefore face particular privacy, data security, and data protection risks in connection with requirements of the European Union’s General Data Protection Regulation 2016/679 (“GDPR”), national implementing legislation of the GDPR, the United Kingdom GDPR and U.K. Data Protection Act 2018 (which retains the GDPR in U.K. national law (the “U.K. GDPR”)) and other data protection regulations in the European Economic Area (“EEA”) and the U.K. Among other stringent requirements, the GDPR and U.K. GDPR restrict transfers of data outside of the EEA and U.K. to third countries deemed to lack adequate privacy protections, unless an appropriate safeguard is implemented. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue, and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. Other countries have also enacted or are considering enacting similar cross border data transfer rules or data localization requirements. As this area and the enforcement landscape relating to it further develop, we could: suffer additional costs, complaints and/or regulatory investigations or fines; have to stop using certain tools and vendors and make other operational changes; have to implement revised standard contractual clauses or other mechanisms for existing intragroup, customer and vendor arrangements within any required time frames; and/or it could otherwise affect our future ability to deliver our products in the EEA, the U.K. and other foreign markets.

Fines for certain breaches of the GDPR and the U.K. GDPR are significant. For example, fines for certain breaches of the GDPR or the U.K. GDPR are up to the greater of €20 million / £17.5 million or 4% of total global annual turnover. Since we are subject to the supervision of relevant data protection authorities under multiple legal regimes (including under both the EU GDPR and the UK GDPR), we could be fined under those regimes independently in respect of the same breach. In addition to the foregoing, a breach of the GDPR or U.K. GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, and/ or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

We are also subject to evolving EU and U.K. privacy laws on cookies and e-marketing. Recent European court and regulatory decisions, regulatory guidance and recent campaigns by a not-for-profit organization are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases in recent guidance and decisions continues, this could lead to additional costs, require systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, and subject us to additional liabilities.

Furthermore, the EU Data Act came into effect on September 12, 2025, establishing new requirements for manufacturers of connected products and providers of related services placed on the EU market. The EU Data Act requires manufacturers/providers to enable users to access product and related service data and to direct that data to third parties on fair, reasonable and non-discriminatory terms; provide pre-contractual transparency about the data generated and how it can be accessed; and design connected products and related services placed on the market after September 12, 2026, so that data are accessible by default. Failure to comply with the Data Act can result in regulatory enforcement and fines, civil claims, and reputational damage. The Data Act, together with developing guidance in this area, may require changes to our customer contracts, operations, and business practices, increase our compliance costs, require adjustments to our revenue recognition practices, and adversely affect our financial condition, business, and operations.

In the U.S., we, and our vendors, are also subject to a variety of federal and state data privacy laws, rules, regulations, and industry standards including those that apply generally to the handling of Personal Information, and those covering specific contexts, locations, or activities, such as marketing, advertising, cookies, tracking technologies, e-marketing, and other activities conducted by telephone, email, mobile devices and the internet. These requirements and their application, interpretation, and amendments are constantly evolving. For example, the U.S. Federal Trade Commission (the “FTC”), and state regulators enforce a variety of data privacy issues, such as violations of consumers’ data privacy rights or failures to take appropriate steps to keep consumers’ Personal Information secure as constitute unfair acts or practices in or affecting commerce in violation of the FTC Act or similar state laws. Additionally, there are numerous federal and state data privacy and protection laws and regulations governing the collection, use, disclosure, protection and other processing of Personal Information, including data breach notification laws and consumer protection laws. A number of state-level general data privacy laws have or will soon go into effect that introduce new data privacy rights for individuals and new operational requirements for companies. Even though we believe we and our vendors are generally in compliance with applicable laws, rules and regulations relating to privacy and data security, these requirements are in some cases relatively new and their interpretation and application are uncertain. We cannot fully predict the impact of these requirements, or subsequent guidance, regulations or rules on our business or operations, including those that are still in draft form, and any failure or perceived failure by us to comply could result in proceedings or actions against us by individuals, consumer right groups, government agencies or others. We could incur significant costs in investigating and defending such claims, and if found liable, may be required to pay significant damages or fines, resulting in an increase in our compliance costs, having a materially adverse effect on our business, including how we use personal data, our financial condition, and the results of our operations or prospects subjecting us to significant negative publicity and an erosion of trust. Further, if we become subject to other state-level privacy laws, guidelines or regulations, we may be required again to modify our data collection or processing practices and policies and to incur substantial costs and expenses, implement new processes, or change our handling of information and business operations in an effort to comply, which could ultimately hinder our ability to grow our business by extracting value from our data assets and increase our potential exposure to regulatory enforcement and/or litigation.

Risks Related to Ownership of Our Securities

The price of our securities may be volatile, and the value of our securities may decline.

We cannot predict the prices at which our securities will trade. The market price of our securities may fluctuate substantially and may be lower than the current market price. In addition, the trading price of our securities is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our securities as you might be unable to sell your securities at or above the price you paid. Factors that could cause fluctuations in the trading price of our securities include the following:

●	our ability to secure additional funding to continue as a going concern;
●	actual or anticipated fluctuations in our financial condition or results of operations;
●	variance in our financial performance from expectations of securities analysts;
●	our ability to remain in compliance with continued listing standards of the NYSE;
●	changes in our projected operating and financial results;
●	delays in the certification or production of our aircraft;
●	changes in laws or regulations applicable to our platform;
●	changes in senior management or key personnel;
●	announcements by us or our competitors of significant business developments, acquisitions or new offerings;
●	changes in the pricing of our products and services;
●	significant data breaches, disruptions to or other incidents involving our platform;

●	our involvement in litigation;
●	conditions or developments affecting the eVTOL industry;
●	future sales of our ordinary shares by us or our shareholders;
●	the trading volume of securities;
●	changes in the anticipated future size and growth rate of our markets;
●	sales and short-selling of our ordinary shares;
●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
●	general economic and market conditions; and
●	other events or factors, including those resulting from geopolitical conflicts, war and civil unrest, incidents of terrorism, global pandemics or responses to these events.

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

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports.

Additionally, if our ordinary shares become delisted from NYSE and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our ordinary shares and/or warrants may be more limited than if we were quoted or listed on the NYSE, Nasdaq or another national securities exchange.

On December 4, 2024, following prior notice that they had commenced proceedings to delist the Company’s public warrants, ticker symbol “EVTLW” (the “Public Warrants”), the NYSE filed a Form 25 with the SEC, removing the Public Warrants from their listing on the NYSE. The Public Warrants were issued in exchange for public warrants of Broadstone Acquisition Corp. in connection with our business combination therewith, and will expire on December 16, 2026. You may be unable to sell your securities unless a market can be established or sustained.

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

We expect to issue additional share capital in the future (including through the conversion of the Convertible Senior Secured Note, private placement transactions, public offerings and/or the ATM) that will result in dilution to all other shareholders. We have granted, and expect we will continue to grant equity awards to employees and directors under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may make or receive investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of our ordinary shares to decline.

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

We are currently an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are currently an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest of December 31, 2026, or such earlier date, in the event that we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

Upon the loss of our qualification as an emerging growth company, we will, among other things, become subject to the auditor attestation requirements of Section 404. We anticipate that we will be required to comply with such auditor attestation requirements in respect of our internal control over financial reporting for the fiscal year ending December 31, 2026, with such attestation report included in our Annual Report on Form 20-F to be filed in 2027. Auditors’ processes required for their delivery of Section 404 attestations typically involve substantial investment by the companies they audit in documentation, testing and remediation of any control weaknesses. Such an investment in the Company’s limited resources may further exacerbate our ability to achieve our business plans in a timely manner, or at all. See “Our business plans require a significant amount of additional capital beyond our current cash and cash equivalents. Such additional capital might not be available to us in a timely manner or on terms that are acceptable, or at all. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.”

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act subjecting insiders who profit from trades made in a short period of time to liability and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to the laws of the Cayman Islands and regulations with regard to certain of these matters and may furnish certain comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. In June 2025, the SEC published a concept release soliciting public comment on the definition of foreign private issuer. If the eligibility criteria were to change, we could lose our foreign private issuer status.

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

For example, as long as we rely on the foreign private issuer exemptions under the rules of the NYSE, our audit committee is not required to have at least three members and shareholder approval is neither required for equity compensation plans and material revisions to those plans nor the issuance of more than 1% of our outstanding ordinary shares (including derivative securities thereof) in either number or voting power, the issuance of 20% or more of our outstanding ordinary shares (including derivative securities thereof) in either number or voting power or an issuance that would result in a change of control. Therefore, our board of directors’ approach to governance and securities issuances may be different from that of a board of directors of a U.S. domestic issuer, and, as a result, the oversight of our Company may be more limited than if we were subject to all of the NYSE corporate governance standards and shareholder approval requirements.

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

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our ultimate controlling party controls a majority of the voting power of our outstanding ordinary shares making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the NYSE corporate governance standards.

Accordingly, our shareholders may not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards.

We incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we incur significant legal, accounting and other expenses that we would not otherwise incur as a private company, which we expect to further increase after we are no longer an “emerging growth company,” as expected beginning December 31, 2026. We anticipate that we would first be required to comply with the auditor attestation requirements in respect of our internal control over financial reporting for the fiscal year ending December 31, 2026, with such attestation report included in our Annual Report on Form 20-F to be filed in 2027. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are required to devote a substantial amount of time to compliance with the requirements of managing a public company. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will continue to incur as a public company or the specific timing of such costs.

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

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective and identify material weaknesses, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies could also restrict our future access to the capital markets.

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

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined under Item 10.E. “Taxation—Material U.S. Federal Income Tax Considerations”) of ordinary shares or warrants, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. We remain an early-stage company and do not expect to realize revenue until our aircraft are manufactured and delivered to our customers. Until we generate revenue, our PFIC status would largely depend on whether we earn non-passive income, such as government grants and research and development tax credits, and whether the amount of such non-passive income exceeds 25% of our gross income for the relevant taxable year. While not clear, taking into account our income, assets and market capitalization, we believe that we were not a PFIC for the taxable year that ended on December 31, 2025.

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

Mudrick Capital (including funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates) is our ultimate controlling party, and, as of February 27, 2026, held approximately 55% of the voting power of our outstanding share capital. Effective as of December 23, 2024, the Company’s Articles were amended to include certain amendments that, among other things, provide for a Board to consist of a majority of independent directors, and grant Mudrick Capital director nomination rights for a number of directors proportionate in number (rounded to the nearest whole number), on the basis of a Board consisting of seven directors, to its share ownership percentage so long as Mudrick Capital beneficially owns greater than 10% of our issued and outstanding ordinary shares (each an “Appointed Director”), provided that such nomination rights shall terminate on the first date on which Mudrick Capital beneficially owns less than 10% of our issued and outstanding ordinary shares on a fully diluted basis (assuming the exercise or exchange of all of our warrants, options and other similar instruments that are able to be exercised or exchanged as at the relevant date, and the full conversion of our outstanding Convertible Senior Secured Notes), and that the maximum number of Appointed Directors shall be capped as six so long as Mr. Fitzpatrick is entitled to remain on the Board as a result of his beneficial ownership in the Company remaining above 3%.

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

We may issue additional ordinary shares through our ATM, upon the exercise of outstanding Public Warrants, Tranche A Warrants, Tranche B Warrants, the SF Warrants, the Convertible Notes Warrants and the Initial Virgin Atlantic Warrants, upon the exercise of the options granted pursuant to the 2021 Incentive Plan and the EMI Option Agreements, and/or through future issuances of equity or convertible debt securities, all of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of December 31, 2025, we had sold approximately 3 million ordinary shares under the ATM receiving approximately $17.1 million, net of commissions, of the $100 million total amount available for sale under the Sales Agreement to our ATM.

As of December 31, 2025, a total of 15,264,935 Public Warrants were issued and outstanding, with ten such warrants entitling the registered holder to purchase one ordinary share at a price of $115.00 per share (as adjusted for the Reverse Share Split). The Public Warrants became exercisable 30 days after the completion of the Business Combination and will expire at 5:00 p.m., New York City time, on December 16, 2026, or earlier upon redemption or liquidation.

Furthermore, as of December 31, 2025, 7,450,000 Tranche A Warrants and 7,500,000 Tranche B Warrants were issued and outstanding. Each whole Tranche A Warrant entitles the holder thereof to purchase one Company ordinary share at an exercise price of $6.00 per share, is immediately exercisable as of its issuance and will expire at 5:00 p.m. New York City time on the five-year anniversary of the initial date of issuance (falling on January 23, 2030). Each whole Tranche B Warrant entitles the holder thereof to purchase one Company ordinary shares at an exercise price of $7.50 per share, is immediately exercisable as of its issuance and will expire at 5:00 p.m. New York City time on the five-year anniversary of the initial date of issuance (falling on January 23, 2030).

In addition, we have also adopted the 2021 Incentive Plan and entered into the EMI Option Agreements with certain of our employees, pursuant to which 18,842,343 ordinary shares are either issued or reserved for issuance as of December 31, 2025. Under the 2021 Incentive Plan, the number of shares reserved for issuance: (A) for awards granted to employees (excluding awards granted at any time to (i) the Chief Executive Officer; or (ii) any non-employee director), is 9,045,000 ordinary shares, or, if greater and if determined by the Board to be required to fulfil the purposes of the Plan, up to an amount equal to 5% of the Company’s issued and outstanding ordinary shares from time to time; (B) for awards granted at any time to non-employee directors (excluding the Chair of the Board), an amount that does not exceed 1% of the Company’s issued and outstanding ordinary shares from time to time; and (C) for awards granted at any time to the Chief Executive Officer and Chair of the Board, an amount that does not exceed 3.4% of the Company’s issued and outstanding ordinary shares from time to time.

The Convertible Senior Secured Notes also may be converted at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes, which would result in the issuance of additional ordinary shares. Additionally, 4 million private Convertible Notes Warrants were issued to Mudrick Capital on December 16, 2021, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $115.00 per share (as adjusted for the Reverse Share Split).

The 2,625,000 private Initial Virgin Atlantic Warrants issued to Virgin Atlantic immediately after the Closing of the Business Combination are also exercisable with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $100.00 (as adjusted for the Reverse Share Split).

Additionally, there are 50,000,000 private SF Warrants issued to Imagination Aero on March 13, 2024, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $50.00 (as adjusted for the Reverse Share Split).

To the extent additional ordinary shares are sold through the ATM, the warrants or options are exercised, the Convertible Senior Secured Notes are converted, or awards are made under the 2021 Incentive Plan or the EMI Option Agreements, additional ordinary shares will be issued, which will result in dilution to our shareholders and increase the number of ordinary shares eligible for resale in the public market. Sales of substantial numbers of such securities in the public market or the fact that such securities may be exercised could adversely affect the market price of our securities.

Furthermore, we may issue additional equity or convertible debt securities in the future which may dilute our existing shareholders’ holdings. In accordance with our Articles, we are currently authorized to issue 1,000,000,000 ordinary shares and 10,000,000 preferred shares, of which 102,468,004 ordinary shares were issued as of the date of this Annual Report, with 140,000 of such issued ordinary shares held in treasury.

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

Item 4.Information on the Company.

A.	History and Development of the Company

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

Upon the closing of the Business Combination, Vertical became the direct parent of VAGL, a manufacturer that designs, manufactures and sells zero operating emission eVTOL (as defined below) and hybrid-electric aircraft.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2025, and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

Our Ownership History

Vertical Aerospace was founded in 2016 by Stephen Fitzpatrick to decarbonize air travel using technologies from across the aviation, energy and automotive industries. In 2021, the Company was listed on the NYSE following the closing of the Business Combination, through a special purpose acquisition company. Mr. Fitzpatrick served as our Chief Executive Officer since our founding in 2016 until May 2024, and as a member of our board of directors from May 2021 to January 2025. Mr. Fitzpatrick was our majority shareholder from the time of our listing on the NYSE until December 2024, when, pursuant to the Investment Agreement and First Supplemental Indenture, Mudrick Capital converted half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes into ordinary shares of the Company. Currently, Mudrick Capital (including funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates) is our ultimate controlling party, and, as of February 27, 2026, held approximately 55% of the voting power of our outstanding share capital.

Reverse Share Split

On September 16, 2024, the shareholders of the Company authorized the Board to effect a reverse share split of all of the Company’s outstanding ordinary shares. On September 16, 2024, the Board approved the implementation of a reverse share split at a ratio of one-for-ten shares, which became effective on September 20, 2024, adjusting all outstanding stock-based awards, including options, restricted stock units and warrants, as well as the authorized shares issuable under the 2021 Incentive Plan and EMI Option Agreements (the “Reverse Share Split”). Upon effectiveness of the Reverse Share Split, the Company’s ordinary shares trade under a new CUSIP number, G9471C206.

Recent Developments

Business Update

On December 10, 2025, we announced the unveiling of Valo, the zero-operating emission eVTOL aircraft that we intend to design, manufacture and commercialize for deployment in the advanced air mobility market. Valo represents the successor to the Company’s VX4 prototype and incorporates a more advanced design informed by data and findings generated through our piloted test program.

Long-Term Supplier Partnership

In February 2026, we announced that we and Evolito Ltd. (“Evolito”) entered into a new long-term agreement, effective as of February 4, 2026, under which Evolito is to design, supply and subsequently support the Electric Propulsion Units (“EPUs”) for Valo. As part of the partnership, Evolito is to supply its unique EPU architecture, expected to deliver high performance, extended range, and built-in redundancy. The Company and Evolito plan to work together to certify the EPU to achieve airliner-level safety certification with CAA and concurrently validate it with EASA, integrating it as a core component of Valo’s propulsion system. Evolito holds a CAA DOA, a critical prerequisite for eVTOL Type certification in the UK which is required to enter commercial operations.

In December 2025, we announced that we and Syensqo, a global leader in advanced materials, entered into a Long-Term Development and Supply Agreement, pursuant to which Syensqo will supply the composite and adhesive materials for use across the entire eVTOL structure including the wing, empennage, pylons and fuselage, of both the pre-production and, subject to certification, certified aircraft that will enter into service.

Extraordinary General Meeting of Shareholders

On December 29, 2025, we provided notice to our shareholders regarding an extraordinary general meeting of shareholders (“EGM”), held on January 20, 2026, at which our shareholders of record as of December 29, 2025, voted by ordinary resolution to increase the authorized share capital of the Company and by special resolution to amend and restate the Articles to revise the provisions relating to the authorized share capital of the Company in the memorandum of association from (a) “US$210,000, divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each”, to (b) “US$1,010,000, divided into 1,000,000,000 ordinary shares of a par value of US$0.001 each and 10,000,000 preferred shares of a par value of US$0.001 each”.

B.	Business Overview

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

Founded in 2016, we draw on deep aerospace and automotive expertise. We designed, built and flew two sub-scale prototype eVTOL aircraft in 2018 and 2019. We are currently developing, and are progressing towards the certification of, our flagship eVTOL, Valo (previously known as the VX4). Our first full-scale prototype successfully concluded its remote thrustborne flight test campaign in August 2023.

Our second, more advanced, full-scale prototype commenced flight tests in July 2024. In January 2025, we took another significant step in our testing program by successfully completing our first piloted thrustborne flight maneuvers. The milestone was achieved after we received approval from the CAA to expand our Permit to Fly, enabling us to progress from piloted thrustborne hover to piloted thrustborne low-speed flight maneuvers at altitude.

Thrustborne flights, with lift generated by the propellers, are designed to assess the aircraft’s stability, battery efficiency, control characteristics, aerodynamics, structural and dynamic loads and performance across different speeds, enabling further assessment of how the aircraft behaves under real-world flight conditions. In February 2025, we completed the piloted thrustborne testing phase.

In May 2025, we commenced Phase 3 of our flight test program, completing what we understand to be the first-ever wingborne flight of a winged electric vertical take-off and landing aircraft in European open airspace, where the aircraft took-off, flew and landed like a conventional aircraft, with lift generated by the wing. On July 16, 2025, following Flight Conditions and Permit to Fly approvals from the CAA, the prototype flew from our Flight Test Centre at Cotswold Airport to the Royal International Air Tattoo (“RIAT”) at RAF Fairford, a Royal Air Force station which is used by the United States Airforce. In September 2025, we announced the conclusion of Phase 3 wingborne testing, with the aircraft performing as modeled in the simulator, validating both the design and ease of handling.

We have now commenced the final Phase 4 flight phase – piloted transition flight – which tests the aircraft’s ability to shift seamlessly between vertical lift (“helicopter mode”) and wingborne flight (“airplane mode”). This will be the operating mode used in passenger service.

In December 2025, we completed the assembly of our third full-scale prototype, identical to the second, and the aircraft will begin flight testing following commissioning. Both our second, and third prototypes include much of our strategic partners’ technology that we plan to incorporate into our final certification aircraft. In addition, we also expect to have five flying and two static aircraft, for certification purposes only, built prior to the end of 2027.

We are targeting Valo to be capable of transporting a pilot and up to six passengers, traveling distances of up to 100 miles, and achieving cruise speeds of 150 mph, while producing minimal noise and zero operating emissions. Valo is being designed around existing certifiable technology, as well as certain novel technology such as the batteries and propellers which we are designing and developing in-house. Collectively, our experienced team has previously certified and supported the development of over 30 aircraft and propulsion systems around the world. We are currently one of the only eVTOL designers and original equipment manufacturers (“OEMs”) actively pursuing certification from the CAA and the European Union Aviation Safety Agency (“EASA”) with a winged vehicle. We aim to have our aircraft certified to safety targets the same as those to which large commercial airliners are subject, based on standards that are multitudes times safer than those applicable to small single engine helicopters. EASA and the CAA have also agreed how they will collaborate on the certification of Vertical’s Valo, under the technical implementation procedures agreed as part of the UK’s withdrawal from the European Union. While both regulators have been working closely already, this sets the foundations for their certification experts to apply common standards and work together towards concurrent certification and validation of Valo by both authorities. In 2023, the CAA announced its intention to adopt EASA’s Means of Compliance to SC-VTOL, the standards against which European and UK manufacturers design eVTOLs. In 2025, the CAA announced its eVTOL Delivery Model which sets out a regulatory framework to facilitate commercial eVTOL flights in the UK by the end of 2028. By achieving certification of our Valo eVTOL aircraft from the CAA and EASA, we expect to leverage the work done with our home regulator to have the certification validated by other regulators where we intend to operate, including the United States Federal Aviation Authority (the “FAA”), Brazil’s National Civil Aviation Agency (“ANAC”) and Japan Civil Aviation Bureau (“JCAB”).

In March 2023, the CAA issued us with an eVTOL DOA, the scope of which was expanded in July 2024, enabling our engineers to sign-off compliance of an expanding range of technical areas, including additional aspects of flight control, avionics and electrical systems. By enhancing our capacity to carry out certification activities, we expect to streamline the overall certification process. UK and European aerospace companies cannot hold a type certificate, necessary for entry into service, without being granted a DOA. The DOA authorizes us to conduct design activities and issue design approvals within the DOA’s scope of approval. In 2025, we maintained our DOA after our first 24-month audit.

We have forged strong relationships with industry-leading players to develop the various components of our aircraft. For instance, we are co-developing our flight controls systems with Honeywell, to unlock maximum performance with safe and simple to operate controls, reducing pilot workload and thereby reducing pilot training and operating costs. We are partnering with Aciturri Aerostructures, which has long-established experience in composite aerostructure development and manufacturing of major airframe components to supply the entire airframe, including the wing, empennage, pylons and fuselage for Valo. Combined, these features provide a flexible design to address different markets and a scalable design to facilitate manufacturing. We collaborate with Dassault, which provides and help us customize its 3Dx Platform software, in which we design, configure and develop the Digital Twin of our aircraft. Our proprietary battery system utilizes small format cylindrical cells to provide high power density while at the same time, being low cost and highly reliable, as well as utilizing safety features to ensure safety across all operations. We have selected Evolito to supply us with a type-certified lightweight, efficient electric motors, with high-integrity DAL-A power electronics, integrated into a single electric engine (an “EPU”), expected to provide the extended range, high performance and built-in redundancy required for Valo’s entry into service. Our advanced propeller system uses four tilting propellers at the front of the aircraft and four stowable propellers at the rear to enable high efficiency in all phases of flight and support a vehicle noise signature that we believe will be less than 70dBA in hover, the same as low-level city traffic, and less than 50dBA in cruise, which is likely to be unnoticeable in an urban environment. We are working with Syensqo (formerly Solvay), one of the world’s leading chemical and advanced materials companies, to ensure that our materials and composites are high quality and sustainably sourced. Syensqo’s advanced materials are to be integrated across the entire airframe, providing the lightweight strength, structural efficiency and durability required for the high-cycle operations of electric vertical flight We are also working together with CAE, a market leader in flight simulation and training, to develop a best-in-class training program. CAE will be the exclusive training device provider, tailoring the high-fidelity, next-generation flight simulation training device for the aircraft. We believe these relationships will allow us to provide superior products at scale, while maintaining a lean cost structure and taking advantage of both internal and external research and development synergies.

In May 2025, we announced a complementary hybrid-electric aircraft. This aircraft complements the eVTOL aircraft by maintaining the same aircraft architecture. The hybrid electric is intended to extend the payload and range capability of the pure eVTOL platform to carry up to 1,100 kilograms and travel 1,000+ miles, enabling new potential applications in defense, logistics and commercial sectors including air ambulance services, which require longer range and higher payload than current eVTOL platforms can deliver. Our ability to develop industry-leading aircraft is rooted in our team’s depth of talent, experience and culture. Our senior team includes technical experts handpicked from the aerospace and advanced automotive industries. Combined the team have certified over 30 aircraft and propulsion units. The complementary skill sets of our leadership team are critical to the success of the aircraft designs and our business.

In November 2024, we launched Flightpath 2030, our strategy for market leadership before the end of the decade through embedding a pioneering culture, redefining aerospace best practice, intelligent partnering and being safety obsessed. Flightpath 2030 sets out defined goals for Vertical to achieve by 2030, including certain operating goals – among other things: the number of aircraft targeted to be delivered to our customers, an annual production rate target, certifying the all-electric Valo aircraft in 2028, maintaining a zero accident rate – as well as and certain financial goals. In September 2025, reflecting our subsequent progress and learnings, we announced a number of revised or new operational and financial goals.

We are developing a sophisticated eVTOL ecosystem that allows us to focus on providing a high quality experience. Our in-house expertise, together with our industry-leading partners, cover design, certification, assembly and manufacture, pilot experience, end-user experience and base platform performance. We aim to be one of the leading eVTOL aircraft OEMs, selling globally certified eVTOL aircraft to a variety of customers, including, commercial airlines, aircraft leasing companies, business aviation, tourism groups, mobility platforms and existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers. We also believe there is a potential market to provide OEM sales to a variety of industries beyond traditional airline and helicopter customers, such as tourism, where there is an opportunity to replace existing transportation options like minibuses, and the cargo and logistics industry, where there is potential to partner with global logistics firms and large retail customers. There is a further opportunity to generate revenue from other sectors such as emergency services, as eVTOL aircraft can be used for emergency patient and supplies transport, particularly in densely populated areas or military logistics transport, among other potential uses. We plan to explore the potential development of versions of Valo for such scenarios. Our strategy is to forge partnerships in key markets with partners that have existing demand and are local trusted brands with market specific knowledge. We believe that by partnering with such market players, we can extend their business models and build a market ecosystem that will allow us to expand our proposition over time. Our focus on system integration and establishment of an industrial supply chain is expected to enable rapid scaling of production of our aircraft.

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

We believe that our aircraft will be competitive in several existing sectors for our operator customers, including helicopters – both commercial and military – which are projected to have a total addressable market of $96.5 billion in 2026, as well as the ride hailing sector, which is projected to have revenues of $188.6 billion in 2026, according to Fortune Business Insights and Statista Report.

With high population densities and transit activities, intercity markets are likely to be one of the key growth drivers in the AAM market in the upcoming years. According to UK Government Department for Transport statistics, in England alone, there were 313,000 licensed taxis and private hire vehicles in 2024, representing an 8.2% increase from 2023 and a 70% increase from 2005.

According to our analysis and route mapping with our customers, typical journeys within the targeted range of Valo include JFK to downtown Manhattan; Miami International Airport to Fort Lauderdale; London Heathrow to Cambridge or Nice to Monaco.

In addition to intercity opportunities, we see a number of very attractive hub-spoke markets such as the United Kingdom, where, according to the 2021 UK Census, there are approximately 37 towns and cities with populations over 100,000 inhabitants within 100 miles of Heathrow Airport. These towns and cities represent a target population of approximately 7.7 million (excluding London), based on our internal analysis, that could be connected into the Heathrow hub. In addition to high frequency central business district hub shuttle services such as JFK to Manhattan and Heathrow to London city center, there are a number of high gross domestic product per capita target markets for fast, zero operating emission air taxi services to and from similar airports, representing an attractive market for first and business class propositions.

Our marketing and communications strategy is based upon a three-pronged approach: build awareness of the Vertical brand within our key markets, communicate our business narrative to influential audiences, and build a trusted and credible reputation with our customers, partners and wider audience. Critical to our progress so far has been the establishment of a globally recognized partner ecosystem which has been developed through focusing on the goal of technological and design superiority of Valo, our pathway to certification and unique business model.

We also recognize that pioneering electric aviation requires social and political support. As a result, we intend to inspire advocacy from opinion leaders, aerospace industry and regulators by following a purpose-based marketing approach. This includes demonstrating potential use case applications of Valo to our audiences with our partners to show the differences our eVTOL can potentially make to everyday travel, as well as demonstrating an appealing design of our product and showcasing the customer journey.

To position Vertical as one of the leading OEM brands, we have deployed our marketing and communications strategy across earned, paid and owned media channels as well as industry events, including touring Valo globally. Our content strategy also focuses on co-developing stories with our customers and supply chain partners to leverage their audiences and support our aim of educating and inspiring audiences on the opportunities of electric flight. Our communications function plays a major role in articulating, persuading and inspiring our audiences of the opportunities within eVTOL travel and our business model, while we continue to inform the market of our progress through methods such as press releases, broadcast media and speeches at industry-leading conferences and events. Such events will be a part of our marketing strategy moving forward, enabling deeper customer relationships and the opportunity to share our flight test progress, demonstrate technological advancements and provide direct access to the Vertical team.

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

In September 2022, following a series of rigorous ground-based tests, including lift, vibration and propeller thrust, our first full-scale prototype started the first stages of a flight test campaign. By August 2023, operating under CAA approvals, this prototype had successfully completed a remote thrustborne flight test campaign (including lifting, hovering, flying and landing vertically, by the thrust of the aircraft’s propulsion system). The flight tests included numerous hovers, both tethered (with a pilot) and untethered, expanding the low-speed flight envelope under remotely piloted conditions and powered by our proprietary battery systems. During this flight test campaign, this first full-scale prototype reached its target speed of 40kts (70 kmph), demonstrating overall stability and control. Performance targets were generally exceeded by 10-30% during hover and low speed flights. The prototype performed especially well in sustained hover, typically the most challenging regime for a vertical take-off and landing (“VTOL”) aircraft, where it maintained level flight for longer than anticipated. The aim of these thrustborne flight tests was to verify acceptable stability, battery efficiency and control characteristics, aerodynamics, structural loads, performance and vibration throughout this speed range – all of which were achieved. This test flight campaign of our first aircraft provided us with significant learnings, which have helped inform the design of our second prototype.

On August 9, 2023, following the completion of our remote thrustborne flight test campaign, we conducted further uncrewed flight tests of the prototype aircraft under stress scenarios before its planned retirement, to understand how the aircraft would perform outside of its expected operating conditions. During one of these further flight tests, an unexpected fault occurred, causing the aircraft to enter into a stable descent before being damaged on impact with the ground. We completed a swift and thorough investigation and submitted a report to the Air Accidents Investigation Branch (“AAIB”). Both the AAIB’s and our reports concluded that the primary cause of the accident was due to an adhesive bond failure of a propeller blade. We had already redesigned the early generation propeller prior to the accident and are no longer using the same supplier.

In July 2024, we completed the build of our second more advanced full-scale prototype. This prototype incorporates additional technology from our partners that we expect to implement into our certification aircraft. The aircraft has been designed and built in collaboration with our global aerospace partners, including Honeywell and Syensqo, and features our next generation propellers and proprietary battery technology, designed and manufactured at our Vertical Energy Centre.

The CAA issued a Permit to Fly in July 2024 following a rigorous evaluation of the engineering, design, test data and aircraft, and we began our piloted flight test campaign, completing our first tethered piloted flight in July 2024. In September 2024, the prototype completed Phase 1 of its piloted flight test program at the Vertical Flight Test Centre and in November 2024, it achieved piloted, untethered vertical take-off and landing for the first time as Phase 2 of its flight test program began. Through January 2025, untethered flight tests continued with Vertical becoming what we believe is only the second company in the world to achieve piloted thrustborne flight maneuvers with a full-scale vectored thrust eVTOL aircraft. These tests demonstrated the prototype aircraft’s ability to hover and progress to piloted, low-speed maneuvers using lift generated by the propellers. In February 2025, the piloted thrustborne testing phase was completed.

In May 2025, we commenced Phase 3 of our flight test program, completing what we understand to be the first-ever wingborne flight of a winged electric vertical take-off and landing aircraft in European open airspace, where the aircraft took-off, flew and landed like a conventional aircraft, with lift generated by the wing. Transitioning from a tightly controlled test environment to more dynamic, scalable operations is a major step on the path to full certification and commercial viability. On July 16, 2025, following Flight Conditions and Permit to Fly approvals from the CAA, our prototype flew from our Flight Test Centre at Cotswold Airport to the Royal International Air Tattoo (RIAT) at RAF Fairford, a Royal Air Force station which is used by the United States Airforce. In September 2025, we announced the conclusion of Phase 3 wingborne testing, with the aircraft performing as modeled in the simulator, validating both the design and ease of handling.

The final Phase 4 flight phase is piloted transition flight, which tests the aircrafts’ ability to shift seamlessly between vertical lift (“helicopter mode”) and wingborne flight (“airplane mode”), which will be the operating mode used in passenger service. This Phase 4 transition flight testing commenced in November 2025 under regulatory oversight. As we progress through this phase and systematically expand the flight envelope, we are approaching transition testing from both ends – by accelerating from hover and decelerating from wingborne flight.

We have completed the assembly of an identical full-scale prototype which will accelerate the flight test program and demonstration capability. By doubling our flight test capacity to two prototypes, we will significantly accelerate the rate at which we gain knowledge and experience of all aspects of the aircraft and its performance and apply it to optimize the design and development of Valo.

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

Focus on Certification

Safety is our highest priority. We are working to meet the most stringent aircraft certifications around the world, and our aircraft is being designed with certification in mind from the beginning. We are currently one of the only eVTOL designers and OEMs actively pursuing certification from the CAA and EASA with a winged vehicle using predominantly already available technology. We expect to achieve concurrent type certification from the CAA and EASA for our Valo aircraft, with validation from the FAA and other international regulators expected to follow thereafter. We are targeting type certification of our all-electric Valo aircraft in 2028.

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

We have been working with the CAA, EASA and European Organization for Civil Aviation Equipment (“EUROCAE”) to establish the specific design criteria (certification specifications) and means of compliance that apply to eVTOL aircraft. We and our partners participate on several working groups with the EUROCAE, including chairing the EUROCAE eVTOL Working Group Electrical Panel, participating on the electrical, lift/thrust, safety, flight and avionics working groups and having one-on-one discussions with the CAA and EASA to assist with tailoring and creating the requirements for eVTOL aircraft. By working closely with the CAA and EASA to obtain certification in our home markets of the United Kingdom and European Union, we believe that the knowledge and expertise that we will gain from obtaining certification in these areas can give us a competitive advantage that we can leverage to assist us with obtaining similar certifications in other global markets. The use of common standards between EASA and CAA for Valo will strengthen this foundation.

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

In recent years, we have undertaken initial Technical Familiarizations and General Familiarizations with the five aviation regulators with which we are currently seeking Type Certification: the CAA, EASA, FAA, JCAB and ANAC.

Together with specialists from the respective regulators, these Technical Familiarizations provide an opportunity for Vertical panel specialists to introduce a thorough description of Valo aircraft systems and structures in order to provide the relevant regulators with sufficient knowledge of the aircraft and establish the initial certification basis and certification and validation timeline in respective jurisdictions. We will continue to work with each of the relevant regulators to progress our certification and validation efforts.

Valo: One of the Most Advanced eVTOL Aircraft Globally

Valo is our eVTOL aircraft at the center of our go-to-market strategy. After designing, building, testing and flying two earlier prototypes, the VA-X1 and the VA-X2, we unveiled the four passenger VX4 in 2020. In December 2025, we launched Valo, our planned certification and production aircraft, which we believe is one of the most advanced eVTOLs globally. Valo is being designed to target travel distances of up to 100 miles, achieving cruise speeds of 150 mph, with a four passenger capacity, scalable to up to six passengers. It is anticipated that this upgrade would require minimal adjustments to the design or certification requirements to accommodate additional passengers. In line with our mission to pioneer electric aviation, the purely electric version of Valo is designed to be fully electric and produce zero operating emissions in flight. The aircraft will have four tilting frontal propellers allowing it to take off vertically. The propellers will rotate after takeoff and into flight mode. Based on our internal calculations, its noise levels are expected to be significantly quieter in cruise compared to a helicopter in cruise. Valo is also expected to be orders of magnitude safer than a similarly sized helicopter in line with the anticipated regulations for eVTOL aircraft from the CAA and EASA.

The interior of Valo is being designed to create an outstanding passenger experience. We are aiming to deliver the most powerful powertrain in the eVTOL industry, with a 200Wh/kg battery. Our second prototype powertrain is currently able to deliver 1.4 megawatts of peak power. This powertrain is expected to be oversized for our entry into service aircraft, which is designed to permit a generous payload for one pilot, four passengers in spacious club seating with luggage. This aircraft, with four passengers on board, is expected to accommodate 70 pounds of luggage per passenger, with a total payload of approximately 1,200 pounds (or 550 kilograms). Valo is designed to have large side windows, providing spectacular views for the passengers, as well as a cockpit divider for enhanced safety and privacy. By virtue of the powertrain and the large fuselage of the existing aircraft architecture, it is expected that up to six passengers could be accommodated in future upgrades by adjusting the configuration.

As announced in May 2025, we are also designing a complementary hybrid-electric Valo aircraft – with the ability to fly with a gas turbine while maintaining the same aircraft architecture. The hybrid-electric variant is intended to extend the payload and range capability of the purely electric version of Valo to carry up to 1,100 kilograms and travel 1,000+ miles, enabling new potential applications in defense, logistics and commercial sectors including air ambulance services, which require longer range and higher payload than current purely electric vertical take-off and landing platforms can deliver.

Develop Strong eVTOL Ecosystem

Our business model is asset light. We have focused on creating an ecosystem that is a combination of key proprietary components that we have developed internally and strong strategic partnerships with industry leaders in order to design and manufacture an industry-leading eVTOL and hybrid-electric aircraft. We believe that this model will allow us to be more agile, flexible and reactive to future technologies and opportunities, as well as provide competitive user economics, which we expect will allow us to more rapidly scale our production once we have obtained certification.

Creating and Investing in Proprietary Designs and Superior Technology

We have invested and will continue to invest in certain proprietary features of our aircraft, including our battery system and propeller design. Our proprietary battery system utilizes small format cylindrical cells to provide a high performance, low cost, highly reliable and sustainable supply while ingraining safety features. In 2023, we developed our first full prototype battery pack in-house at the Vertical Energy Centre. We are aiming for entry into service with a 200Wh/kg battery, which is expected to enable Valo to conduct back-to-back missions, with fast charging cycles in-between, and minimized impact on the battery packs’ cycle life. Our advanced propeller system uses four tilting propellers at the front of the aircraft and four stowable propellers at the rear to enable high efficiency in all phases of flight. The impact tolerant and redundant propeller structure enables commercial aviation safety levels while supporting a vehicle noise signature that we believe will be less than 70dBA in hover, the same as low-level city traffic, and less than 50dBA in cruise, which is likely to be unnoticeable in an urban environment.

Combining Proprietary Systems with Strategic Partners with Industry-Leading Expertise

We believe that our strategic partnerships create a sophisticated eVTOL ecosystem that allows us to focus on creating value for our customers throughout the process. We have sought out partnerships with industry leaders across critical components required to successfully design, develop and operate our aircraft. We have established strong collaborations and relationships with industry-leaders to support the development, manufacture and operation of our aircraft.

Powertrain – Evolito

In February 2026, we entered into a new long-term agreement with Evolito Ltd. (“Evolito”), a leader in high-performance electric propulsion systems (“EPUs”) to design, supply and subsequently support the EPUs for Valo. As part of the partnership, Evolito is to supply its unique EPU architecture, expected to deliver high performance, extended range, and built-in redundancy. Evolito’s lightweight, efficient electric motors and high-integrity DAL-A power electronics, integrated into a single electric engine, is expected to provide the performance and reliability required for Valo’s entry into commercial service.

The Company and Evolito plan to work together to certify the EPU to achieve airliner-level safety certification with the CAA and concurrently validate it with EASA, integrating it as a core component of Valo’s propulsion system. Evolito holds a CAA Design Organisation Approval, a critical prerequisite for eVTOL Type certification in the UK which is required to enter commercial operations.

Flight Controls — Honeywell

We have partnered with Honeywell, a leading technology and manufacturing company, to develop our next generation avionics and flight controls. We believe the combination of our advanced flight control systems that have a high level of automation and state-of-the-art cockpit human machine interface will be key to reducing pilot workload, minimizing pilot training and operating costs. Our aircraft uses an advanced control system that is based on the system created for the Lockheed Martin F-35, and the triple-redundant architecture safety features of this system are expected to be certified to the same safety standards as commercial airlines. Our partnership with Honeywell provides us with globally recognized services that encompass the design, development and provision of avionics, fly-by-wire navigation and connectivity solution for eVTOL.

In May 2025, we entered into a new long-term agreement, expanding our existing partnership and reinforcing Honeywell’s commitment to the certification and production of Valo. This agreement builds on our six-year relationship, during which time we have closely collaborated to address the challenges of advanced air mobility.

Under this expanded collaboration, we plan to work together to certify two of the most critical systems for the production version of Valo that make it safer and easier to fly: (1) the aircraft management system, which includes the Honeywell Anthem Flight deck, and (2) the flight controls system, which includes Honeywell’s compact fly-by-wire system. The Anthem Flight deck – combining cockpit displays, software, controls, and connectivity into one smart, digital platform – is designed to be intuitive and highly automated, helping pilots make better, faster decisions. The fly-by-wire system is technology that allows the aircraft to be controlled electronically instead of mechanically, improving stability, safety, and ease of flight.

Digital Systems — Dassault Systems

Through our partnership with Dassault Systems, we have created the Digital Twin of Valo in Dassault’s 3Dx Platform. Vertical is the 7th selected partner by Dassault, from over 8,000 aerospace and defense customers, meaning we have direct access to the Dassault R&D teams enabling collaboration in configuring and developing the software functionality for the digital twin aircraft. 3Dx is a cloud-based ecosystem representing the ‘single source of truth’ where our Product Life Management Infrastructure is built supporting the Design Assurance System (DAS) needed to maintain our DOA and eventually our POA. Through working with Dassault’s 3Dx Platform, we have been able to deliver business efficiencies through ‘out-of-the-box’ solutions and via enhancement requests providing working methodologies ahead of the program needs. These efficiencies include time savings in producing the Configuration Report (required by the CAA Permit to Fly).

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

In December 2025, we announced a long-term supply partnership with Syensqo to integrate Syensqo’s advanced composite and adhesive materials across the entire Valo structure, including the wing, empennage, pylons and fuselage, expected to provide the lightweight strength, structural efficiency and durability required for the high-cycle operations of electric vertical flight. Securing advanced composite materials is critical in ensuring Valo can withstand repeated take-offs and landings while maintaining safety and performance at scale.

Carbon composite Fuselage – Aciturri

In August 2025, we announced a partnership agreement with Aciturri Aerostructures (“Aciturri”), a leading global aerostructures supplier, to build the airframe for Valo. Aciturri has long-established experience in composite aerostructure development and manufacturing of major airframe components to supply the entire airframe, including the wing, empennage, pylons and fuselage for Valo. In addition, Aciturri is to also have engineering responsibility for several structural components and to provide concurrent manufacturing engineering for the airframe program, providing the conditions for Valo to be built efficiently, reliably, and at scale.

Aciturri brings nearly 50 years of experience in commercial aircraft programs, including the design and manufacturing of major airframe components for Airbus, Boeing, and Embraer, including the A320, B737 and Embraer KC-390, as well as proven experience developing airframes for eVTOL programs, such as those for Eve Air Mobility and Lilium.

Battery Cells — Molicel

We have partnered with Molicel, a leading manufacturer of lithium-ion cells with more than 40 years of experience in energy research and development, to supply the high-power cylindrical cells for our prototype aircraft. We continue to will work with Molicel to ensure its battery cells contribute to the safety, reliability and performance of our aircraft. Since we began testing Molicel’s cells, Vertical has conducted more than 2 million hours of electrical testing at cell, module and pack levels.

Flight Simulation and Pilot Training — CAE

We are working together with CAE, a market leader in flight simulation and training, to develop a best-in-class training program. CAE will be the exclusive training device provider, tailoring the high-fidelity, next-generation flight simulation training device for our aircraft. The innovative pilot training program is expected to leverage advanced technologies, including mixed reality to enhance the learning experience, and is expected to help shift the training paradigm toward cost-effectiveness and scalability, while ensuring safety, which is paramount to us and our operators.

Building Commercial Partnerships for the Future

We have deployed a sales strategy engaging in direct sales to operator customers and third party distribution networks. Certain customer obligations are expected to be fulfilled via third party agreements. Our sales force has identified and targeted key prospects from a pool of over 5,000 airlines with ICAO codes worldwide that are seeking to capitalize on the growth of the AAM market. As part of this approach, we have entered into arrangements with several commercial partners, or their permitted assigns, for multiple pre-orders and pre-order options for our aircraft, including with American Airlines, Marubeni, Bristow, Iberojet, Avolon, FLYINGGROUP, Kakao Mobility, JetSetGo and Héli Air Monaco in order to further our global route to market strategy. Certain customer obligations are expected to be fulfilled via third-party agreements.

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

American Airlines

We launched collaborative efforts with the world’s largest airline, American Airlines, as a cornerstone for our go-to-market deployment in the United States in June 2021. American Airlines has agreed to pre-order, subject to certain conditions precedent, up to 250 of our aircraft, with an option to order an additional 100 aircraft. We committed to reserve delivery slots for the first 50 aircraft in exchange for a pre-delivery payment to be made upon entering into a master purchase agreement containing the final terms for the purchase of aircraft, which will be released to Vertical upon the satisfaction of certain conditions agreed by the parties, and later be used to set off against the purchase price for the number of aircraft ultimately purchased by American Airlines. Such Pre-Delivery Payment may be refundable in full to American Airlines under certain circumstances. Beyond aircraft sales, we have been working together with American Airlines to bring AAM to the United States including identifying necessary infrastructure, reviewing routes and propositions, as well as discussing, certification and regulation. As part of this collaboration, American Airlines will benefit from certain equity incentives upon the fulfilment of the commitment to purchase aircraft.

Marubeni

We are partnering with Marubeni, a leading Japanese integrated trading and investment business conglomerate, to explore sustainable, emissions-free AAM travel solutions in Japan. Marubeni has agreed to pre-order, subject to certain conditions, up to 200 of our aircraft. In January 2023, we received a pre-delivery payment from Marubeni for the reservation of aircraft delivery slots for 25 aircraft, which may be refundable in full under certain circumstances. In February 2026, we and Marubeni announced that we are advancing plans for a future AAM route network across Japan and progressing plans for piloted demonstration flights in the Osaka Bay area. This builds off our joint working group to progress the launch ecosystem for eVTOL operations in Japan, which includes other commercial considerations such as route and network planning, vertiport and charging infrastructure requirements and capacity, as well as engaging with other parties interested in launching AAM travel solutions in Japan.

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

Bristow

We are partnering with Bristow, a leading global provider of vertical flight solutions to government and civil organizations, to develop a joint working group to collaborate on identifying key regulatory bodies in key markets of anticipated operation; analyzing demand, fleet size, infrastructure and storing requirements; identifying potential key customers and markets; analyzing public acceptance and environmental requirements. We believe that partnering with Bristow will enable us to accelerate the commercial operation of eVTOLs and effectively disrupt the helicopter market with our zero operating emissions, quiet, low operating cost Valo as an alternative to traditional helicopters.

In June 2025, our partnership with Bristow was expanded to address bringing AAM into commercial operation. Bristow’s “ready-to-fly” model, which mirrors existing, successful operating models adopted by regional airlines, includes access to certified aircraft, trained pilots, maintenance, and insurance – providing Vertical customers turnkey access and allowing them to focus on customer experience, sales, and network integration. Under the memorandum of understanding between the companies, Bristow agreed to pre-order 50 aircraft, with the option to purchase up to 50 more.

Iberojet

We launched a partnership with Iberojet, which is part of the Avoris Group, a leading travel group in the Spanish and Caribbean markets, in order to explore business collaboration opportunities in AAM, focusing on inter-island travel in the Balearic Islands and Canary Islands, airport passenger feeder operations and the distribution of long haul customers to touristic destinations to/from resorts and airports. Iberojet has agreed to pre-order, subject to certain conditions, up to 100 aircraft. We agreed to create a joint working group with Iberojet to evaluate the foregoing AAM opportunities, as well as collaborate on identifying key regulatory bodies in key markets of anticipated operation; analyzing demand, fleet size, infrastructure and storing requirements; identifying potential infrastructure partners, investors and developers; analyzing public acceptance and environmental requirements.

Avolon

We are partnering with Avolon, one of the world’s largest aircraft lessor with an extensive global network of airline and OEM relationships, to further expand our customer base in the AAM market. Avolon has existing, long-standing relationships with over 140 airlines globally and a track record of investing in new, innovative aerospace technology. Avolon will be our global go-to-market partner packaging aircraft, asset financing and services to enable forward thinking, entrepreneurial operators to establish AAM operations in new markets. Pursuant to its partnership agreement with us, Avolon has agreed to pre-order approximately 310 of our aircraft, with an option to purchase up to approximately 190 additional aircraft. On March 29, 2022 Avolon announced that it had placed its entire 500 aircraft pre-ordered from us, with the order book being oversubscribed by 50 aircraft, including 250 aircraft with GOL and Grupo Comporte in Brazil, up to 100 aircraft with Japan Airlines in Japan, a minimum of 100 aircraft with AirAsia, and up to 100 aircraft with Gözen Holding in Turkey. In connection with our partnership, Avolon invested a total of $15 million in the PIPE Financing and we also issued certain equity warrants to Avolon in connection with the Business Combination.

FLYINGGROUP

We are partnering with FLYINGGROUP, one of Europe’s leading business jet operators, to explore the use of Valo in the business aviation market. FLYINGGROUP has agreed to pre-order, subject to certain conditions, up to 50 of our aircraft. We and FLYINGGROUP continue to advance our joint working group to explore FLYINGGROUP’s application of using Valo in the business aviation market, including individual ownership, low volume operation and fractional ownership. The joint working group is also exploring the terms and conditions of an MRO service center, potentially granting FLYINGGROUP the right to perform MRO services for their fleet and to support their private sales.

Kakao Mobility

In May 2023, South Korean mobility technology company, Kakao Mobility, pre-ordered up to 50 of Vertical’s Valo aircraft, adding South Korea to our list of customer launch markets. Kakao Mobility, the largest Mobility-as-a-Service (MaaS) platform in South Korea with more than 30 million registered users, is the mobility subsidiary of South Korean internet giant, Kakao Corporation. Kakao Mobility runs the country’s most popular taxi-hailing app, Kakao T, providing taxi-hailing, designated driver booking, parking space search, and Kakao Navi app providing real-time traffic information services. Vertical and Kakao Mobility have established a joint working group to drive the commercialization of AAM services in South Korea, including the exploration of network and fleet planning, infrastructure requirements, regulatory development, and consumer awareness of eVTOL mobility solutions.

JetSetGo

In February 2026, we announced that we are partnering with JetSetGo, one of India’s leading private aviation operators, to establish a framework for the two companies to jointly develop route networks, operating models, regulatory engagement and the commercial rollout of electric and hybrid-electric aircraft across India. As part of the agreement, JetSetGo will lead market research and operational planning for metro and short-haul regional routes, and is already running technical evaluations, demand modelling and feasibility studies in select corridors. JetSetGo has pre-ordered, subject to certain conditions, 50 aircraft.

Héli Air Monaco

We are partnering with Héli Air Monaco, the founding helicopter operator in the French Riviera opening a new chapter for sustainable air mobility along the Côte d’Azur. Héli Air Monaco plans to operate Valo across its network, connecting destinations such as Monaco, Nice, Cannes and Saint-Tropez through quiet, comfortable, zero-operating emission flights. The deployment of Valo is expected to help preserve the Riviera’s environment while elevating the region’s premium hospitality and travel offering. Héli Air Monaco plans to integrate Valo into its high-end mobility services, offering seamless transfers between airports and heliports. The partnership is being supported by Aéroports de la Côte d’Azur and Monaco Heliport, to develop the infrastructure adaptations required for Valo’s future operations.

All of the pre-orders held by American Airlines and Avolon are treated separately from their investments in our company through the PIPE. For more information about the conditions for each of the pre-orders and pre-order options, as well as the receipt of a pre-delivery payment from Marubeni, please see “Risk Factors-Risks Related to Our Business and Industry-All of the pre-orders we have received for our aircraft are not legally binding, are conditional and may be terminated without penalty at any time by either party. If these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected.”

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

We are working with local transport and aviation authorities, airspace, infrastructure, energy and mobility providers, together with our partners, to comply with local requirements and ensure that there will be the necessary infrastructure and regulations in place for our aircraft and for our partners’ expected operations. A collective effort will be required of both us and our ecosystem partners in order to develop policies and ensure public acceptance, prepare infrastructure and airspace integration for future operations. As part of this work, we are a member of The Air Mobility Ecosystem Consortium (AMEC) which brings together a wide-ranging group of world-leading public and academic institutions, including AtkinsRéalis, Skyports, NATS, Connected Places Catapult, Cranfield University and WMG-University of Warwick, Bristol Airport, London City Airport and Heathrow Airport, to demonstrate the commercial and operational viability of AAM in the UK.

We are also undertaking demand analysis and network simulation to allow us to anticipate societal and economical value. Our mission and concepts of operation, together with our strategic partnerships across key markets, will help us to ensure the effective integration of our aircraft and ecosystem with other existing transport means and networks.

We have already started executing our sales strategy through our collaborations with our commercial partners. Certain customer obligations are expected to be fulfilled via third party agreements. We are working together with all our commercial partners to define the roadmap for the upcoming years that will enable safe entry into service.

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

One of the most critical components of Valo is our battery system, which is being designed in-house, given the unique requirements for eVTOL battery systems. The battery would be certified as part of the aircraft, and therefore, we believe that our OEM sales will drive an aftermarket revenue stream for battery replacements and upgrades. We intend to optimize battery utilization and replacement timing by leveraging the leading smart charging and advanced battery health diagnostics research we are currently undertaking. Furthermore, our battery is being designed for re-use, taking out deteriorated cell packs for second life use in non-aviation, while reusing the valuable aerospace grade electronics and composite battery packs. Once we have developed this technology, we may expand these services into other industries that use similar battery systems, such as the wider electrification of transportation and stationary storage for grid applications.

Carefully Selected Team with Leading Aerospace and Automotive Expertise

We have a highly experienced senior team that includes individuals from the aerospace and advanced automotive industries, led by our Chief Executive Officer, Stuart Simpson, who previously served as CFO of Avast plc, a FTSE 100 company, before its $8 billion acquisition by NortonLifeLock, and as Interim CEO, CFO and COO at Royal Mail, and has a long history of experience working in the automotive industry, working for General Motors and Rolls-Royce and Bentley Motor Car Company; Michael Cervenka, our Chief Commercial and Strategy Officer, who previously served as Head of Future Technologies, among other key roles, at Rolls-Royce; and David King, our Chief Engineer, who previously served as the Chief Engineer of the AW609 at Leonardo and at aircraft manufacturer Bell Aircraft, where he was Chief Engineer and launched Bell’s newest commercial helicopter design and certification project, the Bell 525 Relentless. We believe that our management team is crucial to our success, including our ability to create proprietary systems and work closely with our strategic partners to bring what we believe will be an industry-leading eVTOL aircraft to market.

Dómhnal Slattery rejoined Vertical as Chairman of our Board in January 2025, after previously serving as Chairman from January 2022 to August 2023. Mr. Slattery brings over three decades of global aviation industry expertise and is one the world’s leading aircraft leasing and finance pioneers, having founded and built Avolon and SMBC Aviation into leading industry players, which are respectively ranked as the number two and three aircraft leasing companies in the world. Mr. Slattery is also CEO and Chairman of Clahane Capital. In September 2025, Patrick Ky joined our Board, who previously served as Executive Director of EASA from 2013 to 2023. Under his leadership, EASA developed the world’s first comprehensive regulatory framework for eVTOL aircraft, SC-VTOL, published in 2019, creating a pathway for the certification of electric flight.

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

Our Focus on Sustainable Manufacturing and Safety

We plan to design our facilities and manufacturing processes to be efficient, safe and sustainable in order to minimize our carbon footprint and encourage us to be leaders in creating environmentally friendly manufacturing practices and aircraft. We have partnered with Syensqo and Aciturri, global leaders in composite materials in aerospace, to incorporate lightweight composite materials that allow our aircraft to be lighter, and therefore, more fuel efficient, while also providing a high-quality experience that exceeds that of metal parts.

In 2026, subject to securing the necessary capital, we expect that two new manufacturing facilities will come online. An expanded facility at our Flight Test Centre at Cotswold Airport – capable of building up to 25 Valo, and a larger sister battery facility adjacent to the Vertical Energy Centre, capable of manufacturing all the batteries our production aircraft are expected to require through to 2030. Further longer-term manufacturing locations are expected to be decided in 2026.

Attractive Aircraft Unit Economics Driving Adoption

We believe that our aircraft will offer compelling operating costs across a range of potential missions. We believe our expected low operating costs will enable operators to offer prices at a reduction to existing helicopter ridesharing services, ensuring affordability for passengers and enabling mass adoption. Valo is being designed to allow flexibility in operators running both intra-city and inter-city missions not just for passenger operations but also potentially cargo, medivac and other use cases. Compared to helicopters, we believe some of the key cost advantages of Valo will be: a reduced part count and complexity, lowering maintenance costs; simplified aircraft operations through simpler training and greater accessibility, which can ultimately lead to lower costs; and an expected greater utilization of the aircraft as a result of greater landing site utilization due to reduced noise and lower costs as demand for the aircraft increases over time and they gain more popularity. Benchmarking against existing helicopter ridesharing operations and engaging in dialogue with our key strategic partners provides us with clearer visibility on operational costs.

We believe our low production costs and ability to rapidly scale production to meet customer demands will also help to drive our future OEM sales. Through our collaborative industrial partnerships with key component providers, we have strong confidence in our bottom-up component by component projected cost structure for Valo. We have a number of certification and early production contracts signed and will negotiate future production contracts that include global aftermarket support and other services to support our production process. These cover an extensive proportion of the cost base of the aircraft and gives us strong certainty of what we can deliver in the future. Moreover, we believe our access through strategic partners to vast aerospace supply chains will allow us to rapidly increase production while maintaining our cost structure. Our strategic aerospace partners have the capabilities to manufacture at scale while meeting stringent aviation technical requirements, which gives us a competitive advantage against competitors with lower specification automotive partnerships or start-up companies that have chosen to predominantly vertically integrate their manufacturing activities.

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

Government Regulation and Compliance

In the near term, our priorities include working with the CAA, EASA, the FAA, and other regulators such as JCAB and ANAC in connection with the certification and validation processes of Valo, and working on policy engagements with regulators, decision makers and communities within our key markets.

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

Joint Working Group and Policy Engagements with Decision Makers

EASA regulations have significantly matured in recent years, and our team has been at the forefront of shaping these regulations. In addition, we have established joint working groups with our commercial and strategic partners. Through these groups, we have an ecosystem of partners with expertise or decision making responsibility in all the key areas needed to bring Valo to market, including regulation, infrastructure, air traffic control, finance and operations. This ecosystem provides us with access to deep experience of flight operations and existing networks. This allows us to model the specific requirements in our various markets, including mission routes, developing network mapping, infrastructure needs and services such as pilot training and MRO. We believe these joint working groups are a key component of bringing Valo to market and a key differentiator, and we expect to continue engaging with them in the medium to long term.

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

As of December 31, 2025, we have one granted patent in the United Kingdom, three registered patents in the United States, one allowed (but not yet granted) patent application in Japan, one granted patent under the European Patent Convention (which can be validated in multiple territories), and thirty-six pending (but not yet allowed) patent applications (twenty-two in the United Kingdom, six in the United States, four in Europe under the European Patent Convention, one in China, and three international applications under the Patent Cooperation Treaty). Eighteen of the twenty-two United Kingdom patent applications, and the international applications, may be extended into multiple other territories worldwide. The European patent applications, if granted, can be extended to protect the inventions in any European territory of interest. The territories will be selected based on a cost-benefit analysis. Our patents and patent applications, all but twenty-six of which are in the public domain, relate to our vehicle configuration, propulsion systems, thermal management, propeller arrangements, battery pack, and power distribution system.

As of December 31, 2025, we have four registered trademarks and one accepted pending trademark application. We have one accepted pending trademark application and three registered trademarks in the United Kingdom and one registered international trademark under the Madrid Protocol, which designates Australia. Protection for any of these trademark rights could be extended into multiple other territories worldwide.

We regularly review our development efforts to assess the existence and patentability of new inventions, and we will file additional patent applications when we determine it would benefit our business to do so.

Furthermore, we monitor competitor patent portfolios and take pre-emptive action to mitigate potential risks posed by competitor patents. As of December 31, 2025, we have filed an Opposition with the European Patent Office against one such competitor patent. On February 23, 2026, we were named as defendants in a complaint filed by Archer Aviation Inc. in the U.S. District Court for the Eastern District of Texas, alleging infringement of Archer Aviation Inc.’s design and utility patents under the U.S. Patent Act. We believe that the asserted claims in the Complaint are without merit and intend to defend the allegations vigorously.

Our Employees

As of December 31, 2025, we had 454 total headcount, consisting of 434 full-time employees and 20 part-time employees. This includes 12 people on fixed term contracts. We are actively recruiting new employees as we continue to scale our operations. Our hiring strategy has been to acquire top talent across various disciplines to help us to build our high-quality eVTOL aircraft. As a result, we have assembled what we believe to be a world-class engineering team with extensive experience in certification, aircraft design, systems integration, aerodynamics, noise, electric propulsion, batteries, lightweight composite structures, mechanical systems and manufacturing.

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

Vertical Flight Test Centre

We have a dedicated flight test center located at Cotswold Airport, Kemble, England, United Kingdom. Our facility in Kemble is comprised of four aircraft hangars and ancillary buildings. One hangar is leased from a third party for a term of five years expiring in 2026, covering an aggregate of approximately 50,000 square feet. One hangar is leased from a third party for a term of five years expiring in 2030, covering an aggregate of approximately 25,000 square feet. The other two hangars are leased from a third party for a term of 24 months expiring in 2027, with each covering an aggregate of approximately 6,500 square feet. Ancillary buildings, used for office and workshop space, are leased on a short-term basis, providing an additional aggregate of approximately 5,000 square feet.

To support the initial entry-into-service aircraft, we signed a letter of intent for the subsequent phase to build an additional permanent hangar, bringing the aggregate total of our footprint at Cotswold Airport to approximately 130,000 square feet.

Vertical Energy Centre

We lease approximately 15,000 square feet located at Severn Road, Avonmouth, Bristol, England for a battery testing facility. The facility is leased from a third party for a term of 10 years, expiring in November 2033.

We signed Heads of Terms with the landlord of the existing battery development and testing facility for a purpose-built facility, adjacent to the existing Vertical Energy Centre, to provide capacity for battery production into 2030. This expansion will include an additional approximate 30,000 square feet, pursuant to a 15-year lease, with target occupation in 2026, bringing our total footprint at the Vertical Energy Centre to approximately 45,000 square feet.

We are subject to laws and regulations concerning the environment, safety matters, and product safety in the countries where we conduct research, development, testing and manufacturing activities or otherwise operate our business, including with respect to our battery testing facility. These requirements include regulation of the handling, manufacture, transportation, use and disposal of materials, including the discharge of pollutants into the environment. See Item 3.D. “Risk Factors – Risks Related to Our Business and Industry – We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our facilities, which could have a material adverse effect on our business, financial condition and results of operations.”

Additionally, as we continue to grow and expand, we will require specialist facilities for assembly, testing and production of our aircraft in the future.

Financing

We expect to continue to use existing cash, including the proceeds from our borrowings and funds raised through the capital markets, and other future financing, to fund our continued expansion.

Item 4A.  Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2023 specifically as well as the year-over-year comparison of our 2024 financial performance to 2023 has been reported previously in our Annual Report on Form 20-F for the year ended December 31, 2024 filed on March 11, 2025 under Item 5. “Operating and Financial Review and Prospects.”

Overview

Our vision is to transform how the world moves. We are a global aerospace and technology company that is pioneering electric aviation, focused on designing, manufacturing and selling a zero-operating emission eVTOL aircraft for use in the AAM market, using cutting edge technology from the aerospace, automotive and energy industries.

Founded in 2016, we draw on deep aerospace and automotive expertise. We designed, built and flew two sub-scale prototype eVTOL aircraft in 2018 and 2019. We are currently developing, and are progressing towards the certification of Valo, our flagship eVTOL. Our first full-scale prototype successfully concluded its remote thrustborne flight test campaign in August 2023. Our second, more advanced, full-scale prototype commenced flight tests in July 2024, achieving the milestone of piloted thrustborne flight maneuvers in January 2025 and commenced wingborne flight in May 2025. In December 2025, we completed the assembly of our third full-scale prototype, identical to the second, and the aircraft will begin flight testing following commissioning. Both our second and third prototypes include much of our strategic partners’ technology that we plan to incorporate into our final certification aircraft. In addition, we also expect to have five flying and two static aircraft, for certification purposes only, built prior to the end of 2027.

We are targeting Valo to be capable of transporting a pilot and up to six passengers, traveling distances of up to 100 miles, and achieving cruise speeds of 150 mph, while producing minimal noise and zero operating emissions. The aircraft is being designed around existing certifiable technology, as well as certain novel technology such as the batteries and propellers which we are designing and developing in-house. Collectively, our experienced team has previously certified and supported the development of over 30 aircraft and propulsion systems around the world. We are currently one of the only eVTOL designers and OEMs actively pursuing certification from the CAA and EASA with a winged vehicle. We aim to have our aircraft certified to safety targets the same as those to which large commercial airliners are subject, based on standards that are multitudes times safer than those applicable to small single-engine helicopters. EASA and the CAA have also agreed how they will collaborate on the certification of Valo, under the technical implementation procedures agreed as part of the UK’s withdrawal from the European Union. While both regulators have been working closely already, this sets the foundations for their certification experts to apply common standards and work together towards concurrent certification and validation of Valo by both authorities. In 2023, the CAA announced its intention to adopt EASA’s Means of Compliance to SC-VTOL, the standards against which European and UK manufacturers design eVTOLs. In 2025, the CAA announced its eVTOL Delivery Model which sets out a regulatory framework to facilitate commercial eVTOL flights in the UK by the end of 2028. By achieving certification of our eVTOL aircraft from the CAA and EASA, we expect to leverage the work done with our home regulator to have the certification validated by other regulators where we intend to operate, including the FAA, ANAC and JCAB.

In March 2023, the CAA issued us with an eVTOL DOA, the scope of which was expanded in July 2024, enabling our engineers to sign-off compliance of an expanding range of technical areas, including additional aspects of flight control, avionics and electrical systems. By enhancing our capacity to carry out certification activities, we expect to streamline the overall certification process. UK and European aerospace companies cannot hold a type certificate, necessary for entry into service, without being granted a DOA. The DOA authorizes us to conduct design activities and issue design approvals within the DOA’s scope of approval. In 2025, we maintained our DOA after our first 24-month audit.

In May 2025, we announced a complementary hybrid-electric aircraft. This aircraft is intended to extend the payload and range capability of the pure-eVTOL platform to carry up to 1,100 kilograms and travel 1,000+ miles, enabling new potential applications in defense, logistics and commercial sectors including air ambulance services, which require longer range and higher payload than current eVTOL platforms can deliver. This hybrid aircraft maintains the same airframe as the eVTOL.

We are developing a sophisticated eVTOL ecosystem that allows us to focus on providing a high quality experience. Our in-house expertise, together with our industry-leading partners, cover design, certification, assembly and manufacture, pilot experience, end-user experience and base platform performance. We aim to be one of the leading eVTOL aircraft OEMs, selling globally certified aircraft to a variety of customers, including, commercial airlines, aircraft leasing companies, business aviation, tourism groups, mobility platforms and existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers. We also believe there is a potential market to provide OEM sales to a variety of industries beyond traditional airline and helicopter customers, such as tourism, where there is an opportunity to replace existing transportation options like minibuses, and the cargo and logistics industry, where there is potential to partner with global logistics firms and large retail customers. There is a further opportunity to generate revenue from other sectors such as emergency services, as eVTOL and hybrid-electric aircraft can be used for emergency patient and supplies transport, particularly in densely populated areas or military logistics transport, among other potential uses. We plan to explore the potential development of versions of Valo for such scenarios. Our strategy is to forge partnerships in key markets with partners that have existing demand and are local trusted brands with market specific knowledge. We believe that by partnering with such market players, we can extend their business models and build a market ecosystem that will allow us to expand our proposition over time. Our focus on system integration and establishment of an industrial supply chain is expected to enable rapid scaling of production of our aircraft.

Key Factors Affecting Operating Results

Prototype Flights Tests

In September 2022, following a series of rigorous ground-based tests, including lift, vibration and propeller thrust, our first full-scale prototype started flight tests. By August 2023, operating under CAA approvals, this prototype had successfully completed a thrustborne flight test campaign (including lifting, hovering, flying and landing vertically, by the thrust of the aircraft’s propulsion system). The flight tests included numerous hovers, both tethered (with a pilot) and untethered, expanding the low-speed flight envelope under remotely piloted conditions and powered by our proprietary battery systems.

On August 9, 2023, following the completion of our remote thrustborne flight test campaign, we conducted further uncrewed flight tests of the prototype aircraft under stress scenarios before its planned retirement, to understand how the aircraft would perform outside of its expected operating conditions. During one of these further flight tests, an unexpected fault occurred, causing the aircraft to enter into a stable descent before being damaged on impact with the ground. We completed a swift and thorough investigation and submitted a report to the Air Accidents Investigation Branch (AAIB). Both the AAIB’s and our reports concluded that the primary cause of the accident was due to an adhesive bond failure of a propeller blade. We had already redesigned the early generation propeller prior to the accident and are no longer using the same supplier.

In July 2024, we completed the build of our second more advanced full-scale prototype. This prototype incorporates additional technology from our partners that we expect to implement into our certification aircraft. The aircraft has been designed and built in collaboration with our global aerospace partners, including Honeywell and Syensqo, and features our next generation propellers and proprietary battery technology, designed and manufactured at our Vertical Energy Centre.

The CAA issued a Permit to Fly in July 2024 following a rigorous evaluation of the engineering, design, test data and aircraft, and we began our piloted flight test campaign, completing our first tethered piloted flight in July 2024. In September 2024, the second full-scale prototype completed Phase 1 of its piloted flight test program at the Vertical Flight Test Centre and in November 2024, it achieved piloted, untethered vertical take-off and landing for the first time as Phase 2 of its flight test program began. Through January 2025, piloted untethered flight tests continued with Vertical becoming what we believe is only the second company in the world to achieve piloted thrustborne flight maneuvers with a full-scale vectored thrust eVTOL aircraft. These tests demonstrated the prototype aircraft’s ability to hover and progress to piloted, low-speed maneuvers using lift generated by the propellers. We announced the conclusion of Phase 2 in February 2025, with the prototype completing over thirty piloted test flights in this phase, cumulatively, including successful hover and low speed flight maneuvers, as well as executing handling and performance procedures including roll, yaw, and spot-turns.

In May 2025, we commenced Phase 3 of our flight test program, completing what we understand to be the first-ever wingborne flight of a winged electric vertical take-off and landing aircraft in European open airspace, where the aircraft took-off, flew and landed like a conventional aircraft, with lift generated by the wing. On July 16, 2025, following Flight Conditions and Permit to Fly approvals from the CAA, our prototype flew from our Flight Test Centre at Cotswold Airport to the Royal International Air Tattoo (RIAT) at RAF Fairford, a Royal Air Force station which is used by the United States Airforce. In September 2025, we announced the conclusion of Phase 3 wingborne testing, with the aircraft performing as modeled in the simulator, validating both the design and ease of handling.

The final Phase 4 flight phase is piloted transition flight, which tests the aircrafts’ ability to shift seamlessly between vertical lift (“helicopter mode”) and wingborne flight (“airplane mode”), which will be the operating mode used in passenger service. This Phase 4 transition flight testing commenced in November 2025 under regulatory oversight. As we progress through this phase and systematically expand the flight envelope, we are approaching transition testing from both ends – by accelerating from hover and decelerating from wingborne flight.

We have completed the assembly of an identical full-scale prototype which will accelerate the flight test program and demonstration capability. By doubling our flight test capacity to two prototypes, we will significantly accelerate the rate at which we gain knowledge and experience of all aspects of the aircraft and its performance and apply it to optimize the design and development of Valo.

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

As part of this approach, we have entered into arrangements with several commercial partners for multiple pre-orders and pre-order options for our aircraft, including with American Airlines, Avolon, Bristow, Marubeni, Kakao Mobility, Iberojet, FLYINGGROUP, JetSetGo, Héli Air Monaco as well as (through Avolon’s placements) Japan Airlines (JAL), Gol, Gözen Holdings and AirAsia-with certain customer obligations expected to be fulfilled via third party agreements. Marubeni has made a pre-delivery payment to reserve delivery slots for the first 25 aircraft of its conditional pre-order of up to 200 aircraft. In addition, American Airlines has committed to pay a pre-delivery payment in exchange for our commitment to reserve delivery slots for the first 50 aircraft of American Airline’s conditional pre-order of 250 aircraft (and pre-order option for a further 100 aircraft). This pre-delivery payment is subject to the satisfaction of certain conditions, including the entering into a master purchase agreement that will contain the final terms for the purchase of the aircraft. All such pre-orders, options and commitments are not legally binding, are conditional and may be terminated without penalty at any time by either party and any pre-delivery payments may be fully refundable upon certain circumstances.

Additionally, our expanded strategic partnership with Bristow represents a further step closer to bringing advanced air mobility into commercial operation, providing turnkey access to aircraft, pilots, maintenance, and insurance – lowering the barriers to entry into service for current and prospective customers.

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

There are two critical factors that will enable us to secure a prominent position in the AAM market: firstly, our ability to develop, certify and manufacture our aircraft, and secondly, the adoption of eVTOL as an alternative mode of transport. Our success in development and manufacturing will be dependent on overcoming several challenges around key manufacturing considerations, such as wingborne capability and battery efficacy. We plan to continue to invest in our infrastructure, workforce and research and development efforts to ensure that we will be able to deliver our aircraft to our customers in a timely manner.

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

Regulatory Landscape

We are, and will be, subject to significant regulation relating to aircraft safety and testing, accessibility, battery safety and testing and environmental regulation in the United Kingdom, European Union, the United States and other markets in which we intend to operate. These requirements create additional costs and possibly production delay in connection with design, testing and manufacturing of our aircraft. For more information, see Item 4.B. “Business Overview — Our Regulatory Strategy” and Item 3.D. “Risk Factors — Risks Related to Our Regulatory Environment” in this Annual Report.

Trends and Other Factors Affecting our Business

We are closely monitoring the possible impact that ongoing geopolitical conflicts and tensions may have on the Company and any adverse effects they could have on our business and strategic plans. Although we do not believe that any ongoing geopolitical conflicts have had a direct impact upon us, we are continuing to monitor and evaluate if our design and development activities, regulatory certification processes and ability to maintain our current business relationships and contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of Valo (including the hybrid-electric variant of our aircraft), could be adversely affected by such conflicts.

We also continue to closely monitor the possible effects of general economic factors on our business and planning, including among other things the impact of inflation, financial and credit market fluctuations, the military conflict in Iran and implementation of tariffs by the United States and retaliatory tariffs by the targeted countries. These factors have, and may continue to, put pressure on our costs for employees and materials and services we procure from our suppliers. For additional information on risks posed by geopolitical conflicts and general economic factors, see Item 3. D “Risk Factors.” of this Annual Report.

A.	Operating Results

Components of Results of Operations

Revenue

We are currently in the research and development phase of our journey to commercialization of eVTOL technology. We have not generated any revenue from design, development, manufacturing, engineering, sale or distribution of our aircraft. No revenue was generated during the years ended December 31, 2025 and 2024.

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

Administrative expenses also include share-based payment expenses in connection with the award and vesting of certain 2021 Incentive Plan and EMI options during the year ended December 31, 2025. See note 23 to our consolidated financial statements included elsewhere in this Annual Report.

Related Party Administrative Expenses

Related party administrative expenses include the reimbursement of costs incurred with Imagination Industries Investments Ltd related to the provision of a limited amount of flexible desk space at the United House in London and costs incurred with Clahane Capital SEZC Ltd., a company wholly owned by Dómhnal Slattery, relating to executive assistant services provided to support Mr. Slattery in his capacity as chairman of the Company’s Board.

Other Operating Income

Other operating income includes government grants to support our development activities, as well as the research and development credit, related to United Kingdom research and development tax relief schemes. Tax relief under both the small and medium-sized enterprise (“SME”) scheme and its successor enhanced R&D intensive support (“ERIS”) scheme are reported separately within Income tax credit, During the year ended December 31, 2024, we reached an agreement with Rolls-Royce to terminate the contract we had previously entered into with Rolls-Royce to develop an Electric Propulsion Unit (EPU). Under the termination agreement, we received a cash amount from Rolls-Royce in an amount equal to $34 million, recognized within other operating income during the year ended December 31, 2024.

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

During the year ended December 31, 2024, the Company determined that in accordance with IFRS 9, the amendments to the Convertible Senior Secured Notes set forth within the First Supplemental Indenture represented a substantial modification of the existing derivative financial lability and was therefore accounted for as an extinguishment of the original derivative financial instrument and the recognition of a new derivative instrument, with the difference between the carrying amount of the original instrument and the fair value of the new derivative instrument recognized in profit or loss.

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

	Year Ended December 31,
	2025	2024
	(in £ thousands)	(in £ thousands)	% Change
Research and development expenses	(71,991)	(59,888)	20
Administrative expenses	(53,351)	(43,411)	23
Related party administrative expenses	(276)	(1,280)	(78)
Other operating (loss)/income	(1,825)	43,412	(104)
Operating loss	(127,443)	(61,167)	108
Net finance income/(costs)	330,030	(720,028)	(146)
Profit/ (loss) before tax	202,587	(781,195)	(126)
Income tax credit/(charge)	30,341	(45)	(67,524)
Net Profit/ (loss)	232,928	(781,240)	(130)

For the years ended December 31, 2024 and 2025

Research and development expenses

Research and development expenses increased by £12,103 thousand, or20%, from £59,888 thousand during the year ended December 31, 2024, to £71,991 thousand during the year ended December 31, 2025.

Spend on research and development components, parts and tooling decreased from £20,561 thousand during the year ended December 31, 2024, to £10,712 thousand during the year ended December 31, 2025. This decrease was primarily due to cost efficiencies delivered from the completion of assembly of our third full-scale prototype aircraft resulting from it being identical to our completed second prototype, which commenced flight tests in July 2024.

Our number of employees dedicated to research and development activity has increased from 226 to 282 individuals, and we have continued to invest in high quality engineering expertise. We continue to invest in our in-house capabilities in relation to certain proprietary features of our aircraft, including our battery system and propeller design. This has resulted in an increase in research and development staff costs from £27,148 thousand during the year ended December 31, 2024, to £39,193 thousand during the year ended December 31, 2025.

We continue to leverage consultants and third party contractors to assist with our growth and development, in particular with regard to the design and development of our pre-production aircraft. This has resulted in an increase to research and development consultancy costs from £12,179 thousand during the year ended December 31, 2024, to £22,086 thousand during the year ended December 31, 2025.

Administrative expenses

Administrative expenses increased by £9,940 thousand, or 23%, from £43,411 thousand during the year ended December 31, 2024, to £53,351 thousand during the year ended December 31, 2025.

Marketing costs increased by £2,892 thousand, or 164%, from £1,761 thousand for the year ended December 31, 2024, to £4,653 thousand for the year ended December 31, 2025, resulting from executing our marketing and communications strategy, specifically relating to the launch of the design of Valo, our flagship eVTOL.

Administrative staff costs increased by £3,033 thousand, or 31%, from £9,682 thousand for the year ended December 31, 2024, to £12,715 thousand for the year ended December 31, 2025, as a result of our continued investment in high quality staff to support our growth as a Company.

IT hardware and software costs increased by £1,313 thousand, or 18%, from £7,192 thousand for the year ended December 31, 2024, to £8,505 thousand for the year ended December 31, 2025, reflecting the execution of our digital strategy reflecting the significant amounts of operational data generated by our aircraft.

HR advisory and recruitment costs increased by £1,381 thousand, or 212%, from £650 thousand for the year ended December 31, 2024, to £2,031 thousand for the year ended December 31, 2025, resulting from the recruitment and retention of highly skilled and qualified personnel upon whom we are reliant for the implementation of our business strategy.

Share based payment expenses increased by £2,181 thousand, or 29%, from £7,486 thousand for the year ended December 31, 2024, to £9,667 thousand for the year ended December 31, 2025, reflecting an increased number of share awards during the year ended December 31, 2025, compared to the year ended December 31, 2024, in addition to the vesting profile of existing awards made in previous years.

Legal and financial advisory costs reduced by £1,226 thousand, or 27%, from £4,609 thousand for the year ended December 31, 2024, to £3,383 thousand for the year ended December 31, 2025, mainly driven by the higher costs incurred in the year ended December 31, 2024, in relation to the negotiation of, and the transactions contemplated by, the SF Investment Agreement, the Investment Agreement and Partial Conversion.

Please see note 7 to our consolidated financial statements included elsewhere in this Annual Report for more information on administrative expenses.

Related party administrative expenses

Related party administrative expenses decreased by £1,004 thousand, or 78% from £1,280 thousand for the year ended December 31, 2024, to £276 thousand for the year ended December 31, 2025, as a result of certain reimbursements and agreements arising from the Investment Agreement that occurred during the year ended December 31, 2024.

Please see Item 7.B. “Related Party Transactions—Relationship with Mudrick Capital—Investment Agreement and Related Transactions” and “Related Party Transactions—Relationship with Stephen Fitzpatrick—Investment Agreement and Related Transactions,” together with note 27 to our consolidated financial statements included elsewhere in this Annual Report for more information on related party transactions.

Other operating (loss)/income

Other operating income decreased by £45,237 thousand, or 104%, from income of £43,412 thousand during the year ended December 31, 2024, to a loss £1,825 thousand during the year ended December 31, 2025.

During the year ended December 31, 2024, Vertical and Rolls-Royce entered into an agreement to terminate the contract we had previously entered into with Rolls-Royce to develop an Electric Propulsion Unit. Pursuant to the termination agreement, Vertical received $34 million (recognized as £27,919 thousand) from Rolls-Royce.

At the time of preparing its financial statements for the year ended December 31, 2024, the Company was unable to determine, with certainty, if any relationships existed that would cause VAGL to be defined as a large company and ineligible for SME relief. Absent such certainty, within those financial statements, the Company recognized tax relief solely based on the RDEC scheme.

Management has since determined that the transactions contemplated under the Investment Agreement dated December 23, 2024, do not result in the presence of any linked or partner companies that would otherwise cause VAGL to be defined as a large company, and therefore, tax relief of £7,553 thousand previously recognized under the RDEC scheme and accounted for as part of Other operating income for during the year ended December 31, 2024, has been reversed during 2025, which has since been claimed and received, under the SME scheme (and reported within Income tax credit during the year ended December 31, 2025). See also “—Income Tax Credit” below. A merged RDEC scheme and an ERIS scheme replaced the old RDEC and SME schemes for accounting periods beginning on or after April 1, 2024. The ERIS scheme is not notified state aid, allowing grant funding to be combined with R&D tax relief. Unlike the old SME scheme, grant funded R&D does not provide a barrier to an ERIS claim, and as a result no RDEC relief has been recognized for the current period.

Income from government grants decreased from £6,870 thousand for the year ended December 31, 2024, to £5,722 thousand for year ended December 31, 2025. We continue to be eligible and in receipt of government grant funding from the United Kingdom’s Aerospace Technology Institute and Innovate UK in relation to our proprietary propeller and battery technologies. The receivable installments are recognized in other operating income as the matching sanctioned expenditure is incurred, with a retrospective claim process.

Net finance income/(costs)

Net finance costs decreased by £1,050,058 thousand, or 146%, from £720,028 thousand net finance costs for the year ended December 31, 2024, to £330,030 thousand net finance income for the year ended December 31, 2025.

On December 23, 2024, the Company entered into the First Supplemental Indenture setting forth certain amendments, including: (i) increasing the interest rate applicable to the Convertible Senior Secured Notes to 10.00% for cash interest and 12.00% for PIK interest; (ii) extending the maturity date of the Convertible Senior Secured Notes to December 15, 2028; and (iii) providing for a fixed conversion price of $2.75 per ordinary share (or 363.636 ordinary shares per $1,000 principal amount) for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share (or 285.714 ordinary shares per $1,000 principal amount) for the other half. The Company has determined that, in accordance with IFRS 9, these amendments represented a substantial modification of the existing financial liabilities and was therefore accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, with a loss of £457,228, being the difference between the carrying amount of the original instrument and the fair value of the new financial liability recognized during the year ended December 31, 2024

Fair value gains on financial liabilities, relating to Convertible Senior Secured Notes subsequent to their amendment, increased by £548,530 thousand, from fair value losses of £230,495 thousand during the year ended December 31, 2024, to fair value gains £318,035 thousand during 2025. This results from a greater reduction in share price from December 31, 2024, to December 31, 2025, compared to the period from December 31, 2023, to December 31, 2024. The underlying share price of the Company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into an option pricing model to derive the instrument’s theoretical fair value. Please see note 24 to our consolidated financial statements included elsewhere in this Annual Report for more information on derivative financial liabilities.

Foreign exchange gains increased by £26,545 thousand, from a foreign exchange loss of £5,174 thousand during the year ended December 31, 2024, to foreign exchange gains of £21,371 thousand during the year ended December 31, 2025. This resulted from the strengthening of British pounds sterling against the U.S. dollar. Please see note 26 to our consolidated financial statements included elsewhere in this Annual Report for more information.

Income tax credit

Income tax credit increased by £30,386 thousand, from a £45 thousand expense for the year ended December 31, 2024, to a credit of £30,341 thousand during the year ended December 31, 2025.

The income tax credit recognized for the year ended December 31, 2024, was based upon the Company’s eligibility for SME relief. However, at the time of preparing its financial statements for the year ended December 31, 2024, the Company was unable to determine, with certainty, if any relationships existed that would cause the Company to be defined as a large company and ineligible for SME relief. Absent such certainty, within those financial statements, the Company recognized tax relief solely based on the RDEC scheme.

Management since determined that the transactions contemplated under the Investment Agreement dated December 23, 2024, did not result in the presence of any linked or partner companies that would otherwise cause the Company to be defined as a large company and therefore the financial statements for the year ended December 31, 2025, include £13,700 thousand tax credit claimed and received, relating to eligible research and development expenditure incurred in the year ended December 31, 2024, in addition to £16,641 thousand tax credit recognized relating to eligible research and development expenditure incurred in the year ended December 31, 2025.

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

The Company anticipates that it will no longer qualify as an emerging growth company beginning January 1, 2027.

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the December 31, 2025, reporting period and have not been early adopted by us and our subsidiaries. These standards are not expected to have a material impact on us in the current or future reporting periods or in connection with foreseeable future transactions. Please see note 2 to our consolidated financial statements included elsewhere in this Annual Report for more information.

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

We have incurred net losses (excluding fair value movements on financial liabilities at fair value through profit and loss) since inception and to date have not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of aircraft. Commensurate with being in the development phase of our journey to commercialization of Valo, we have invested heavily in research to support the development of our aircraft. As of December 31, 2025, we had £69 million of cash and cash equivalents on hand. As of the date of this report, we had approximately £43 million of cash and cash equivalents on hand. We maintain cash balances with financial institutions in excess of insured limits.

We have prepared a cash flow forecast and have considered our ability to continue as a going concern for the foreseeable future, being at least 12 months following the date of this Annual Report. In accordance with our cash flow forecast, we currently project our net cash outflows from operations for the 12 months following the date of this Annual Report to be approximately £145 million, which are expected to be used primarily to fund testing of the prototype aircraft, and to further develop our certification aircraft. While we currently project that our existing resources will fund operations towards the middle of 2026, we require additional capital to continue to fund our ongoing operations beyond that point and to be in a position to continue carrying out our business plans prior to the commercialization of our aircraft.

Our strategy for obtaining sufficient additional financing to deliver upon our stated operational objectives for the next 12 months is linked to the achievement of certain technical and program milestones, including the timely completion of the piloted transition test flight campaign. Access to required capital may be influenced by progress against these milestones. We have developed detailed technical plans, schedules, and resource allocations intended to support the execution and delivery of our piloted transition test flight campaign. The novel and innovative nature of our prototype aircraft means that our program is inherently complex, and forecasting the timing of the achievement of these milestones requires significant judgment and is subject to variability. The successful completion of these milestones is inherently uncertain and subject to technical, regulatory, and operational risks.

The occurrence of delays or technical challenges may result in current cash resources not being sufficient to fund operations through the completion of these technical and program milestones, and there can be no assurance that we will achieve them before existing liquidity is exhausted, or at all.

We have prioritized the completion of our piloted transition test flight campaign and have deferred plans for a significant capital raise through the capital markets until these milestones have been achieved. However, subject to market conditions, we remain positioned to execute a capital raise within sufficient proximity of the achievement of such milestones, with internal resources poised for execution.

Our previous ability to access capital markets, including the completion of the January 2025 Offering and the July 2025 Offering, has been considered, with several such offerings executed following the achievement of technical and program milestones.

In January 2025, we launched the January 2025 Offering, a funding round culminating in aggregate gross proceeds of $90 million, before deducting underwriting discounts and commissions and other offering expenses, which closed on January 24, 2025, and which amount included $25 million non-contingent funding previously committed from Mudrick Capital.

In July 2025, we launched the July 2025 Offering, a funding round culminating in aggregate gross proceeds of $69 million, before deducting underwriting discounts and commissions and other offering expenses, which closed on July 10, 2025 and the over-allotment option exercised in full on July 17, 2025.

In September 2025, we entered into the Sales Agreement with Jefferies, pursuant to which we may issue and sell our ordinary shares, having an aggregate offering price of up to $100 million, from time to time to or through Jefferies, acting as sales agent, in an “at the market” equity offering program. As of the date of this report, we had sold ordinary shares under the ATM, totaling $21.3 million, net of commissions.

We expect our capital needs to continue to be significant in the foreseeable future as we expand our business and progress towards certification of the all-electric Valo aircraft. Consistent with our communicated Flightpath 2030, it is currently estimated that we will require a significant amount of additional capital – acutely higher than the annualized 12-month projected cash outflows alluded to above – pursuant to our base case plan of targeting Valo certification in 2028 to fund: (i) people and operating expenses, which is the core business expenditure, primarily driven by engineering resources and supporting infrastructure as well as manufacturing costs necessary for the pre-production, certification-ready aircraft; (ii) non-recurring engineering costs (NRCs) in connection with the signing of our long-term supply contracts with our certification partners; (iii) capital expenditures, relating to aircraft assembly and battery facilities; (iv) hybrid powertrain development up to an assumed customer-funded contract; and (v) program contingency. The gross capital requirements, partially offset by current cash in bank, and may include a mix of equity and debt financing, inflows from tax credits, customer pre-delivery payments, and government support.

Our ability to continue as a going concern is highly dependent on the success of certain milestones and in turn our ability to secure funds from additional funding rounds to finance ongoing operations before our existing resources are fully consumed, which remains subject to market conditions, investor demand, and the continued achievement of development objectives. We plan to raise additional funds prior to such consumption and may seek to issue further equity in doing so, however there can be no assurance that we will be able to obtain such investment on acceptable terms, or on necessary timelines, or at all, to provide sufficient funds to meet our ongoing funding requirements.

Especially pertinent to our funding requirements, the Convertible Senior Secured Notes Indenture contains a covenant requiring us to maintain a minimum cash balance of at least $10 million at all times. We project that we will breach this covenant towards the middle of 2026 unless additional capital is raised. Such a breach, if uncured, would result in an event of default occurring under the Indenture, which would permit the Convertible Senior Secured Notes Investor to accelerate the maturity of the Convertible Senior Secured Notes and ultimately claim against its collateral. An event of default would result in the Convertible Senior Secured Notes being due immediately to which we do not have sufficient funds to repay.

The inability to obtain future funding could impact our financial condition and ability to pursue our business strategies, including being required to delay, reduce or eliminate some of our research and development programs, or materially impact our ability to certify our aircraft pursuant to the base case plan targeting certification in 2028 or continue as a going concern. As part of the going concern assessment, Management has considered and evaluated any potential impact of the complaint disclosed in note 29 of our consolidated financial statements included elsewhere in this Annual Report.

Our dependency on raising additional capital indicates that a material uncertainty exists that may raise significant doubt (or substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern and therefore we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our forecasts are based on assumptions that may prove to be wrong, and we may exhaust our available capital resources sooner than we currently expect. Please refer to note 2 of our consolidated financial statements included elsewhere in this Annual Report.

Our future capital requirements will depend on many factors, including:

●	research and development expenses as we continue to develop our aircraft;
●	capital expenditures in the expansion of our testing and certification capacities;
●	additional operating costs and capital expenditure for production ramp up and raw material procurement costs;
●	general and administrative expenses as we scale our operations;
●	interest expense from any debt financing activities; and
●	selling and distribution expenses as we build, brand and market our electric aircraft.

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

In addition, we received $8.5 million before commissions in connection with the Equity Subscription Line, between its commencement on August 5, 2022, and expiration on September 1, 2025. On March 13, 2024, we received $25 million in connection with the SF Investment. Effective May 22, 2024, we reached an agreement with Rolls-Royce to terminate the contract we had previously entered into with Rolls-Royce to develop an Electric Propulsion Unit (EPU). Under the termination agreement, we received a cash amount from Rolls-Royce in an amount equal to $34 million.

In January 2025, we received approximately $83.9 million in connection with the January 2025 Offering, net of underwriting discounts and commissions and other offering expenses. In July 2025, we received approximately $66.4 million in connection with the July 2025 Offering, net of underwriting discounts and commissions and other offering expenses, including the full exercise of the over-allotment option. As at December 31, 2025, we received approximately $17.1 million in connection with our “ATM Program”, net of commissions – See also “At-the-Market” Equity Offering Program.

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

Moreover, the capital markets have in the past, and may in the future, experience periods of upheaval and the availability and cost of equity and debt financing may be impacted by global macroeconomic conditions such as international political conflict, supply chain issues as well as rising inflation and interest rates. Further, the global economy, including credit and financial markets, has recently experienced extreme volatility and disruption, including severely diminished liquidity and credit availability, rising inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability, including as a result of the implementation of tariffs by the United States and retaliatory tariffs by the targeted countries. Each of these factors has the potential to impact our liquidity and future funding requirements, including but not limited to, our ability to raise additional capital when needed and on acceptable terms, if at all. The duration of an economic slowdown is uncertain and the impact on our business is difficult to predict.

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

“At-the-Market” Equity Offering Program

On September 5, 2025, we entered into the Sales Agreement with Jefferies, pursuant to which the Company may issue and sell its ordinary shares, par value $0.001 per share, having an aggregate offering price of up to $100 million, from time to time to or through Jefferies, acting as sales agent, in an “at-the-market” equity offering program. The ordinary shares to be sold pursuant to the Sales Agreement are issued pursuant to a registration statement on Form F-3 (File No. 333-287207) and related prospectus supplement filed on September 5, 2025 with the Securities and Exchange Commission.

Under the Sales Agreement, we may set the parameters for each sale of ordinary shares, including the total sales price of ordinary shares to be issued, the dates on which such sales are anticipated to be made and any minimum price below which sales may not be made. Subject to the terms and conditions of the Sales Agreement, Jefferies will use commercially reasonable efforts to sell the ordinary shares by methods deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act. We have no obligation to sell any of the ordinary shares, and Jefferies is not required to sell any specific number or dollar amount of the ordinary shares. We may instruct Jefferies not to sell the ordinary shares if the sales cannot be effected at or above the price we designate from time to time and we may at any time suspend sales pursuant to the Sales Agreement.

We pay Jefferies a commission of up to 3.0% of the gross sales proceeds of any ordinary shares sold through Jefferies under the Sales Agreement. We made certain customary representations, warranties and covenants in the Sales Agreement and also provided Jefferies with customary indemnification and contribution rights. The offering of ordinary shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all ordinary shares subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein.

As of December 31, 2025, we had sold approximately 3 million ordinary shares under the ATM Program at a weighted average share price of $5.91.

Convertible Senior Secured Notes

On October 26, 2021, we entered into the Convertible Senior Secured Notes Subscription Agreement by and among the Company, Broadstone and Mudrick Capital. Concurrently with the consummation of the Business Combination, pursuant to the terms of the Convertible Senior Secured Notes Subscription Agreement, (i) Mudrick Capital purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200 million for an aggregate purchase price of $192 million (the “Purchase Price”), and the Company issued and sold to Mudrick Capital the Convertible Senior Secured Notes in consideration for the payment of the Purchase Price, and (ii) the Company issued to Mudrick Capital 4 million Convertible Notes Warrants (with 10 such warrants exercisable for one ordinary share of the Company). On December 16, 2021, the Company, Broadstone and the Trustee entered into the Indenture governing the Convertible Senior Secured Notes.

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

As of December 31, 2025, a total of 41,796,270 ordinary shares are issuable upon exercise of the remaining outstanding principal amount of the Convertible Senior Secured Notes.

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

Aerospace Technology Institute (“ATI”) & U.K. Research and Innovation (“UKRI”) Grant Funding Program

VAGL is the recipient of an ATI grant from the U.K. Government totaling up to £14.3 million from the U.K.’s announced aggregate investment of £113 million in hydrogen and all-electric flight technologies across all grant recipients. This grant is being drawn down in installments over the duration of the project, which is expected to continue through 2025. As of December 31, 2025, we have received approximately £9.8 million of the ATI grant.

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

VAGL is also the recipient of an ATI grant from the U.K. Government totaling approximately £8.1 million to research, design and develop the Company’s third-generation propellers and eVTOL aircraft propulsion system. VAGL is a member of a consortium comprised of the University of Glasgow, the University of Bristol, Cranfield University and Helitune. This grant is being drawn down in installments over the duration of the project, which is expected to continue for approximately three years. Receipt of the grant is subject to the terms and conditions of the award set out in the formal grant offer letter dated February 9, 2024, and signed by all parties as of February 16, 2024, which include, among other things, that the ATI funding will contribute only 50% of the Company’s eligible costs in connection with the propeller development. As of December 31, 2025, we have received approximately £2.2 million of the ATI grant.

In addition, VAGL is the recipient of a UKRI grant from the U.K. Government totaling approximately £2.3 million to develop and demonstrate end-to-end operations that will drive the development of a commercially viable AAM network in the U.K. This grant was drawn down in installments over the duration of the project, which concluded on March 31, 2025. Receipt of the grant is subject to the terms and conditions of the award set out in the formal grant offer letter dated August 2022, which include, among other things, that the UKRI funding will contribute only 60% of the Company’s eligible costs in connection with the project. As of December 31, 2025, we received approximately £2.2 million of the UKRI grant.

July 2025 Offering

On July 10, 2025, we closed the July 2025 Offering, consisting of 12,000,000 ordinary shares, culminating in aggregate gross proceeds of $60 million, before deducting underwriting discounts and commissions and other offering expenses. In connection with the July 2025 Offering, the Underwriters exercised in full the 30-day option we granted to the Underwriters to purchase up to an additional 1,800,000 ordinary shares at the public offering price of $5.00 per ordinary share, culminating in an additional $9 million of gross proceeds, less underwriting discounts and commissions, which closed on July 21, 2025.

January 2025 Offering

On January 24, 2025, we closed the January 2025 Offering, consisting of 15,000,000 Units, with each Unit consisting of (i) one ordinary share, (ii) one-half of one Tranche A Warrant, and (iii) one-half of one Tranche B Warrant. The January 2025 Offering culminated in aggregate gross proceeds of $90 million, before deducting underwriting discounts and commissions and other offering expenses.

Each whole Tranche A Warrant entitles the holder thereof to purchase one Company ordinary share at an exercise price of $6.00 per share, is immediately exercisable as of its issuance and will expire at 5:00 p.m. New York City time on the five-year anniversary of the initial date of issuance (falling on January 23, 2030). Each whole Tranche B Warrant entitles the holder thereof to purchase one Company ordinary shares at an exercise price of $7.50 per share, is immediately exercisable as of its issuance and will expire at 5:00 p.m. New York City time on the five-year anniversary of the initial date of issuance (falling on January 23, 2030).

As of December 31, 2025, 7,450,000 Tranche A Warrants and 7,500,000 Tranche B Warrants were issued and outstanding. Holders of 50,000 Tranche A Warrants exercised their Tranche A Warrants for 50,000 ordinary shares at an exercise price of $6.00 per share, and as a result we received aggregate gross proceeds of $300,000.

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

On December 20, 2024, the Company entered into the Investment Agreement, pursuant to which all obligations under the SF Investment Agreement are deemed expired, including in respect of the funding commitment thereunder regarding a second tranche of $25 million, with such obligations being replaced by the right for Stephen Fitzpatrick to a 12-month option to invest up to $25 million in ordinary shares of the Company at a strike price equal to the per share purchase price paid by investors in the January 2025 Offering. The option was not exercised during the 12-month period following the January 2025 Offering.

Shareholders Rights

As contemplated by the Investment Agreement, the Company, Mudrick Capital, Stephen Fitzpatrick and Imagination Aero entered into the Shareholder Letter Agreement, dated December 23, 2024, setting forth, among other things, certain rights conferred by the Company, including pre-emptive rights for Mudrick Capital and Stephen Fitzpatrick to maintain their respective ownership percentages of the Company for so long as Mudrick Capital and its affiliates or Mr. Fitzpatrick and his affiliates maintain at least a 20% or 3% beneficial ownership position, respectively, with customary exclusions for acquisitions and issuances to employees and directors.

Outstanding Warrants

As of the date of this Annual Report, the following public and private warrants of the Company were issued and outstanding:

●	15,264,935 public warrants issued on December 16, 2021 in exchange for public warrants of Broadstone Acquisition Corp. in connection with the Company’s business combination therewith, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $115.00;
●	2,625,000 private Initial Virgin Atlantic Warrants issued on December 16, 2021 to Virgin Atlantic pursuant to the Virgin Atlantic Warrant Instrument, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $100.00;
●	4,000,000 private Convertible Notes Warrants issued on December 16, 2021 to Mudrick Capital pursuant to the warrant agreement, dated December 16, 2021, between the Company and Continental Stock Transfer & Trust Company, as warrant agent, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $115.00;
●	50,000,000 private SF Warrants issued on March 13, 2024 to Stephen Fitzpatrick pursuant to the SF Warrant Instrument, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $50.00;
●	7,450,000 public Tranche A Warrants issued on January 24, 2025 in connection with the January 2025 Offering, with each such warrant exercisable for one ordinary share of the Company at an exercise price of $6.00; and
●	7,500,000 public Tranche B Warrants issued on January 24, 2025 in connection with the January 2025 Offering, with each such warrant exercisable for one ordinary share of the Company at an exercise price of $7.50.

Additionally, on December 16, 2021, Marcus Waley-Cohen was awarded 2,000,000 private options, with 10 such options exercisable for one ordinary share of the Company at an exercise price of $115.00 per share.

There is a considerable range in the exercise price of the aforementioned public and private warrants, in particular when taking into consideration the Reverse Share Split. The exercise price of all of the Company’s issued and outstanding warrants other than the Tranche A Warrants and Tranche B Warrants currently remains above the recent trends in the price of our ordinary shares. Assuming the exercise in full for cash of all of the Company’s issued and outstanding warrants, the Company would receive an aggregate of approximately $599 million from the exercise of warrants. The holders of the respective warrants are not obligated to exercise any or all of their warrants, and there is no assurance that they will elect to do so. So long as the price of our ordinary shares remains below the applicable exercise price of the respective warrants, holders of our warrants will be unlikely to exercise their warrants before their expiry five-years after issuance (except for the SF Warrants, which expire 10-years after issuance). As of the date hereof, all of the Company’s issued and outstanding warrants were out-of-the-money (with some issuances highly so) and, consequently, the Company considers it unlikely that any significant portion of the aforementioned aggregate amount receivable from exercise of all its warrants will be realized.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Year Ended December 31,
	2025	2024

	(in £ thousands)
Net cash used in operating activities	(82,764)	(46,293)
Net cash from investing activities	2,609	1,734
Net cash from financing activities	127,815	18,765

Net cash used in operating activities

Net cash used in operating activities increased by £36,471 thousand, or 79%, from £46,293 thousand for the year ended December 31, 2024, to £82,764 thousand for the year ended December 31, 2025. This increase was primarily due to increased research and development activity during the year ended December 31, 2025, in addition to the non-recurrence of an offsetting cash payment received from Rolls-Royce for an amount equal to $34 million in relation to the termination of the contract with Rolls-Royce to develop an Electric Propulsion Unit (EPU) during the year ended December 31, 2024.

Net cash from investing activities

Net cash from investing activities increased by £875 thousand, or 50%, from £1,734 thousand for the year ended December 31, 2024, to £2,609 thousand for the year ended December 31, 2025. This increase was primarily due to the increased Interest received on cash and cash equivalents during the year ended December 31, 2025.

Net cash from financing activities

Net cash from financing activities increased by £109,050 thousand, from £18,765 thousand for the year ended December 31, 2024, to £127,815 thousand for the year ended December 31, 2025. This increase primarily reflects proceeds from the January 2025 Offering and the July 2025 Offering.

Material Cash Requirements for Known Contractual and Other Obligations

We are a party to many contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of December 31, 2025, while others are considered future commitments. Our contractual obligations primarily consist of research and development expenditure incurred in the advancement of our aircraft program. For information regarding our contractual maturities of financial liabilities, refer to note 26 (Financial risk management and impairment of financial assets) to our consolidated financial statements included elsewhere in this Annual Report. For information regarding our lease obligations, refer to note 18 (Leases) to our consolidated financial statements included elsewhere in this Annual Report.

C.	Research and Development, Patents and Licenses, etc.

For a discussion of our research and development policies, see “Research and Development” and “Intellectual Property” in Item 4 of this Annual Report and note 2 to our consolidated financial statements included elsewhere in this Annual Report.

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

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

Item 6.Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table presents information about our current executive officers, senior management members and board members, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Stuart Simpson	58	Chief Executive Officer and Board Member
John Maloney	44	Principal Financial and Accounting Officer
Board Members
Dómhnal Slattery	59	Chairman
Ben Story	57	Board Member
Kris Haber	55	Board Member
James Keith (JK) Brown	63	Board Member
Poul Carsten Stendevad	52	Board Member
Lord Andrew Parker	63	Board Member
Patrick Ky	58	Board Member

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

John Maloney is VP Finance and currently serving as our Principal Financial Officer and Principal Accounting Officer, having joined the Company in July 2021. Prior to joining Vertical, Mr. Maloney spent 16 years at Vodafone, the multinational telecommunications company, serving in various Finance & Technology leadership roles, across the U.K., Europe, and India, culminating in the role of Commercial Finance Director, from September 2019 to July 2021. Mr. Maloney holds a Bachelor of Science in Economics, Banking and Finance from Cardiff University. Mr. Maloney is also a Chartered Accountant.

Board Members

The following is a brief summary of the business experience of our non-executive board members.

Dómhnal Slattery has served as a member of our board of directors and its chair since January 2025, after previously serving as its Chairman from January 2022 to August 2023. Mr. Slattery is an internationally recognized aviation and investment leader whose entrepreneurial career spans almost four decades at the intersection of global capital markets, industrial scale, public service and innovation. He is currently the Chairman of Clahane Capital, a private investment and aerospace advisory platform. Mr. Slattery founded and led Avolon and SMBC Aviation – which are ranked as two of the world’s leading aircraft leasing companies. He has extensive leadership and understanding of the global aviation sector, with the businesses he has founded and built having collectively raised and deployed over $75 billion in capital. He also founded Innovate for Ireland, a globally distinctive, sovereign-scale public-private partnership designed to reposition Ireland in the international competition for advanced research talent. Mr. Slattery has been widely recognized for his exceptional contributions to the aviation industry, earning accolades such as being the recipient of the 2023 International Society of Transport Aircraft Trading (ISTAT) Award and in 2016 the “Outstanding Contribution to the Aviation Industry” award at the Aviation Industry Awards.

Ben Story has served as a member of Vertical Aerospace’s board of directors since April 2024. Mr. Story is Chair of Digital Catapult, an innovation organization established by Innovate UK, an agency of the UK Government, to accelerate the application of advanced digital technologies by UK businesses. In addition, he is a Venture Partner at New Vista Capital, an investor in defense and security start-ups. From 2016 to 2021, Mr. Story was a member of the Executive Leadership Team at Rolls-Royce Holdings plc (“Rolls-Royce”), the aero-engine manufacturer. At Rolls-Royce, Mr. Story was responsible for strategy and business development, M&A, government relations and external funding, external and internal communications, customer services and digitalization. Mr. Story oversaw Rolls-Royce’s new sustainability strategy and sponsored the establishment of five new businesses, including Rolls-Royce Electrical and Rolls-Royce Small Modular Reactors. From 2016 to 2023, Mr. Story was a Board Member of Transport for London (“TfL”), which is responsible for all public transportation and major roads in London, as well as all taxis and private hire licensing. At TfL, Mr. Story chaired the Programmes and Investment Committee, which is responsible for TfL’s £2 billion annual capital expenditure program. During his tenure, Mr. Story oversaw the commissioning of the £19 billion Elizabeth Line, now the single biggest railway service in the UK. Before joining Rolls-Royce, Mr. Story was an investment banker for 26 years, culminating in the role of Head of UK Investment Banking at Citigroup. As an investment banker, Mr. Story advised many of the world’s leading aerospace and defense, automotive, capital goods and transportation companies.

Kris Haber served as a member of Vertical Aerospace’s board of directors since April 2025. He has more than 30 years’ experience in asset management and alternative investment. Mr. Haber is currently Chief Executive Officer and Managing Partner of Vega Partners, an investment firm that underwrites targeted investments and merchant banking opportunities in early and growth stage businesses. He holds multiple board seats across the renewable energy landscape, including chairman of the board of Standard Carbon, and board director of EnergyX Technologies, Inc., MAG IA, LLC and EV Match, LLC. Mr. Haber has previously held executive positions at leading investment firms, including as Partner and Chief Operating Officer of Investcorp Strategic Capital Group, a division of Investcorp, a $50 billion AUM alternative asset management firm and Partner and Chief Operating Officer of Advent Capital. He also served as President of Threadneedle Investments North America, LLC, now a division of Columbia Management, a $650 billion investment management business and Chairman and Chief Operating Officer of Safanad, where he helped manage its business and teams responsible for $11 billion in private equity and real estate transactions. Previously, Mr. Haber held various roles at Lazard, where he spent approximately 14 years and rose to partner of the firm and Head of Alternative Investments.

James Keith (JK) Brown served as a member of Vertical Aerospace’s board of directors since May 2025. He is a seasoned investment executive with a proven track record of supporting growth-stage firms scale and reach market readiness. He currently serves as a Senior Advisor at Thrive Capital and non-executive director at DigitalBridge. He also serves as a board member of Aperture Investors, LLC and Senior Advisor of TerraCotta Capital. Mr. Brown was a founding partner at Och-Ziff Capital Management, where he played a central role in taking the firm public in 2007, expanding assets under management from $32 billion at the time of the IPO to a peak of $50 billion, and overseeing global investor relations and fund strategy. He was also Senior Managing Partner and Head of Operating Committee at Coatue Management, growing assets there from $10 billion to over $50 billion and previously Managing Director and Head of U.S. Institutional Sales and Relationship Management at Goldman Sachs. He serves as President of the Board of Trustees at the New Museum of Contemporary Art and holds leadership roles across several cultural and educational institutions, including the Lincoln Center Theater and the University of North Carolina.

Carsten Stendevad has served as a member of Vertical Aerospace’s board of directors since May 2025. He is an experienced global finance leader who brings expertise in developing and executing on corporate and financial strategies. He currently serves as President and Chief Investment Officer for Acumen and chairs the Board of Directors of the Danish Refugee Council. Mr. Stendevad was previously Partner and Co-Chief Investment Officer for Sustainable Investing at Bridgewater Associates and Chief Executive Officer of ATP, Denmark’s national pension plan with 5 million members and more than $110 billion in assets, where he oversaw all investment and operational functions and chaired the investment committee. Earlier in his career, he held leadership roles at Citi, McKinsey, and the Central Bank of Denmark and has served on the boards of Novo Holdings, NOW Pensions, and UNICEF Denmark. Mr. Stendevad is also a board advisor emeritus to GIC, Singapore’s sovereign wealth fund.

Lord Andrew Parker has served as a member of Vertical Aerospace’s board of directors since June 2025. He has deep experience in national security and intelligence from his distinguished career serving the UK government, most notably as the former Director General of MI5, the UK Government’s national security agency, retiring from this role in 2020. In 2021, Lord Parker was appointed Lord Chamberlain by Queen Elizabeth II, serving as head of the Royal Household until 2024. He was knighted in 2019 and entered the House of Lords in 2021. He is also currently a Non-Executive Director at Babcock International Group, a position he has held since 2020, and a Board Advisor to Telicent Ltd. Lord Parker is a distinguished Fellow at the Royal United Services Institute.

Patrick Ky has served as a member of Vertical Aerospace’s board of directors since September 2025. He previously served as Executive Director of EASA from 2013 to 2023. Under his leadership, EASA developed the world’s first comprehensive regulatory framework for eVTOL aircraft, SC-VTOL, published in 2019, creating a pathway for the certification of electric flight. Prior to EASA, Mr. Ky was Director General of Single European Sky Air Traffic Management Research (SESAR), the European Single Sky technological programme. He has also held senior leadership roles at Eurocontrol and in the French Civil Aviation Authority (DGAC). Patrick is currently Chief Executive Officer of the International Centre for Aviation Innovation (ICAI), a global hub bringing together governments, industry, and research institutions to co-develop innovative solutions for the future of air travel, as well as a director of the Civil Aviation Authority of Singapore. Mr Ky’s contributions to aviation have earned him numerous accolades, including The Glen A. Gilbert Memorial Award in 2013 and Aviation Week’s Philip J. Klass Lifetime Achievement Award for his lasting contributions to aviation safety in 2025.

B.	Compensation

Executive Officer and Board Member Compensation

Our policies with respect to the compensation of our executive officers are administered by our board of directors in consultation with our compensation committee (as described under “-C. Board Practices-Compensation Committee”). The compensation decisions regarding the Company’s executives are based on the Company’s need to retain those individuals who continue to perform at or above our expectations and to attract individuals with the skills necessary for us to achieve our business plan. We intend to be competitive with other similarly situated companies in the industry.

Equity-based compensation is, and is expected to be, an important foundation in executive compensation packages. We believe that equity-based compensation can be an important component of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high quality executives.

In connection with his role as a member of our board of directors and as our Chief Executive Officer, Stuart Simpson receives a combination of cash and equity compensation. John Maloney, for his role as our Principal Financial Officer and Principal Accounting Officer, receives a combination of cash and equity compensation. Our compensation committee is charged with reviewing our executive officers’ cash and equity compensation to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies. In addition to the guidance provided by our compensation committee, we may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Dómhnal Slattery will receive a combination of cash and equity compensation for his service as a member and chairman of our board of directors. Kris Haber, James Keith Brown, Lord Andrew Parker, Patrick Ky, and Ben Story also receive a combination of cash and equity compensation for their services as members of our board of directors. Poul Carsten Stendevad receives equity compensation for his service as a member of our board of directors. For the period in which they served as members of our board of directors, Kathy Cassidy and Gur Kimchi received a combination of cash and equity compensation for such service. For the period in which he served as a member of our board of directors, Mr. Fitzpatrick did not receive any compensation for his service as a member of our board of directors.

For the period during 2024 in which he served as a member and chairman of our board of directors, Stephen Welch received cash compensation. Pursuant to a remuneration arrangement between Mr. Fitzpatrick and Mr. Welch, a portion of Mr. Welch’s compensation for his services rendered as a member and chairman of our board of directors was paid by Mr. Fitzpatrick (the “Remuneration Agreement”). On December 20, 2024, the Company agreed to reimburse Mr. Fitzpatrick for all documented fees and expenses incurred up to the date of the Partial Conversion of Convertible Senior Secured Notes in connection with Mr. Welch’s position on the Board, subject to a cap of $75 thousand (£60 thousand). In January 2025, Mr. Fitzpatrick and Mr. Welch agreed to terminate the Remuneration Agreement and the Company agreed to waive the cap to settle all outstanding compensation. From January 2025 to his date of resignation on June 2, 2025, Mr. Welch received from the Company a combination of cash and equity compensation for his service, commensurate with our other independent, non-executive directors.

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

For the fiscal year ended December 31, 2025, the aggregate cash compensation paid by the Company to its executive officers was £1,120 thousand and the aggregate cash compensation paid by the Company to its non-executive directors was £612 thousand. For grants of options to our executive officers and directors under our 2021 Incentive Award Plan, see “–Incentive Programs-2021 Incentive Award Plan-Options Granted under the 2021 Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Incentive Programs

EMI Option Agreements

Overview

Certain employees of the Company or its subsidiaries were granted options under option agreements (the “EMI Option Agreements”) which, where permitted, were intended to be tax qualifying enterprise management incentive options under Schedule 5 of the UK Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”). The purpose of the EMI Option Agreements was to grant options to recruit or retain eligible employees. The Company’s change in ownership in December 2024 has likely impacted the extent to which the EMI options will be treated as tax-qualifying options under Schedule 5 ITEPA.

Summary of the EMI Option Agreements

This section summarizes certain principal features of the EMI Option Agreements. The summary is qualified in its entirety by reference to the complete text of the form of EMI Option Agreement attached as Exhibit 4.4 to this Annual Report.

Authorized Shares. 2,193,988 ordinary shares were reserved for issuance pursuant to options granted under the EMI Option Agreements. To the extent that any options granted under the EMI Option Agreements would cause the individual limit specified in paragraph 5 or 6 of Schedule 5 ITEPA to be exceeded, the number of ordinary shares which exceed the individual limit form part of a non-qualifying stock option.

Awards. The EMI Option Agreements provide for options to be granted over ordinary shares. Share options are rights to purchase ordinary shares at a specified price (the exercise price). The options granted were intended to be EMI Options and are subject to specific restrictions and limitations set out in Schedule 5 ITEPA. Among such restrictions, EMI Options must have an exercise price of not less than the fair market value of an ordinary share on the date of grant. EMI Options will only be granted to eligible employees (employees who work at least 25 hours per week or, if less, 75% of their working time and do not hold a material interest in the company), and will not be exercisable after a period of ten (10) years measured from the date of grant. EMI Options are also subject to individual (a limit of no more than £250,000 (as at the date of grant) worth of shares subject to EMI and CSOP options granted within a three year period) and aggregate (a company limit of no more than £3,000,000 (as at the date of grant) worth of shares (valued at the respective times of grant) subject to unexercised EMI options) limits under paragraphs 5 to 7 (inclusive) of Schedule 5 ITEPA. The options granted under the EMI Option Agreements have been granted pursuant to certain time and performance based vesting conditions.

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

Options Granted Under the EMI Option Agreements

As of December 31, 2025, no EMI Options were issued, exercised or held by executive officers and directors of the Company.

2021 Incentive Award Plan

Overview

The 2021 Incentive Award Plan (the “2021 Incentive Plan” or the “Plan”) was adopted by the Company’s board of directors on December 9, 2021, and the Company’s shareholders on December 14, 2021. The 2021 Incentive Plan was later amended and restated by the Compensation Committee on January 27, 2023. On September 16, 2024, at the annual general meeting of shareholders, the shareholders of the Company approved by ordinary resolution, to amend the Plan to reflect a proportional decrease in the number of ordinary shares permitted to be issued under the Plan to reflect the Reverse Share Split, with any resulting fractional shares to be rounded down to the nearest whole share. On August 5, 2025, shareholders of the Company approved that the Plan be amended and restated to, among other things, increase the share reserve, amend rules relating to Plan stock limits, amend the rules relating to the treatment of awards upon the occurrence of a change in control, as well as certain other amendments for the purposes of clarity and consistency.

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

Authorized Shares. Under the 2021 Incentive Plan, the number of shares reserved for issuance: (A) for awards granted to employees (excluding awards granted at any time to (i) the Chief Executive Officer; or (ii) any non-employee director), is 9,045,000 ordinary shares, or, if greater and if determined by the Board to be required to fulfil the purposes of the Plan, up to an amount equal to 5% of the Company’s issued ordinary shares from time to time; (B) for awards granted at any time to non-employee directors (excluding the Chair of the Board), an amount that does not exceed 1% of the Company’s issued ordinary shares from time to time; and (C) for awards granted at any time to the Chief Executive Officer and Chair of the Board, an amount that does not exceed 3.4% of the Company’s issued ordinary shares from time to time. The sum of the grant date fair value of equity-based awards and the amount of any cash-based awards granted to a non-employee director during any calendar year shall not exceed $500,000, unless determined by the Board. The shares covered by the 2021 Incentive Plan may be authorized but unissued shares, treasury shares or shares purchased in the open market.

The following accounting provisions will be in effect for the share reserve under the 2021 Incentive Plan:

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

Awards Available for Grant. The 2021 Incentive Plan provides that the administrator may grant or issue options, conditional awards, or phantom awards. Such awards may be granted in a form that is tax-advantageous in certain jurisdictions. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the award date, the award type, the number of shares of stock subject to the award, the vesting date, in the case of an option the exercise period and any amount payable to exercise the option, any performance conditions, details of any other conditions, whether dividend equivalents will apply, details of any holding period and whether the participant may be required to enter into any election for a particular tax treatment. Vesting provisions require certain conditions to be met, such as continued employment or specified performance goals, before a participant may receive the shares underlying an award or before such shares become freely tradeable and non-forfeitable.

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

Among such restrictions, CSOP awards may only be granted if the Company meets an independence test specified in Schedule 4 to ITEPA and the total market value at grant of shares subject to the CSOP award does not exceed £60,000 (£30,000 for CSOPs granted before April 6, 2023). Currently, the Company does not meet all of the qualifying criteria for granting tax-advantaged CSOP awards. In addition, the CSOP award must be held for a period of 3 years in order to qualify for the relevant CSOP tax treatment. The Company may also impose additional conditions.

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

Among such restrictions, if the Company meets an independence test specified in Schedule 2 to ITEPA and the value of free share awards granted to eligible employees may not exceed £3,600 in any tax year. In addition, free share awards must be held in a UK trust on behalf of individuals and must be held for a period of between 3 and 5 years to receive the qualifying tax treatment. Dividend shares must be held for a period of 3 years to qualify for such tax treatment afforded under ITEPA. Currently, the Company does not meet all of the qualifying criteria for granting tax-advantaged SIP awards.

Phantom Awards. The Company may grant phantom awards, being a conditional right granted under the 2021 Incentive Plan to receive a cash sum linked to the value of a number of notional shares. Subject to the terms of the 2021 Incentive Plan, the Company will determine the terms and conditions of each such award, including the term of the award, any exercise or purchase price, performance and/or other conditions, transfer restrictions, vesting conditions and other terms and conditions.

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

Leaving. Where a participant leaves before vesting the award will lapse on the date the participant leaves. If a participant leaves after vesting, in the case of an option, the option will be exercisable for a period of 3 months (6 months for awards granted prior to August 5, 2025, and 12 months in the case of the participant’s death) from the date the participant leaves (or such longer period as the board of directors decides) and will then lapse, unless otherwise determined by the board of directors.

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

Corporate events

Change of Control. Where a person obtains control of the Company as a result of making an offer to acquire stock, awards will vest in full where the participant who, at the determination of the Board, leaves (other than by way of voluntary resignation) in connection with a change in control, which:

●	is anticipated by the Board to complete within three months after the date of leaving; or
●	has completed within 12 months prior to the date of leaving.

Such awards will vest:

●	to the extent that the board of directors determines any applicable conditions have been satisfied, unless the board of directors determines otherwise; and
●	the board of directors will have discretion to take into account any other factors it believes to be relevant in determining the extent to which an award will vest in the circumstances,

and to the extent the award does not vest it will lapse. Where an option vests or was already vested it will be exercisable for a period of 3 months (or 6 months for awards granted prior to August 5, 2025), or such other period as the board of directors decides, from the relevant event and then will lapse.

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

and to the extent the award does not vest it will lapse. Where an option vests or was already vested it will be exercisable for a period of 3 months (or 6 months for awards granted prior to August 5, 2025), or such other period as the board of directors decides, from the relevant event and then will lapse.

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

Awards Granted Under the 2021 Incentive Plan

The following executive officers and directors of the Company held awards (both vested and unvested) as of December 31, 2025:

			Number of
	Total Number		Shares/Options
	of		Outstanding as of
Participant	Shares/Options	Final Vesting Date	12/31/2025
Dómhnal Slattery (1)	1,379,279	December 31, 2028	1,379,279
Ben Story	29,640	Fully Vested	29,640
Kris Haber	13,411	Fully Vested	12,007
James Keith (JK) Brown	12,864	Fully Vested	11,679
Poul Carsten Stendevad	25,729	Fully Vested	23,359
Lord Andrew Parker	12,152	Fully Vested	12,152
Patrick Ky	7,335	Fully Vested	7,335
Stuart Simpson(2)	1,970,398	September 30, 2027	1,970,398
John Maloney(3)	112,879	December 31, 2029	112,879
(1)	Vesting commences approximately three months after the grant date and occurs quarterly on a straight-line basis in equal tranches until the options are fully vested. The options expire at the end of the day before the tenth anniversary of the grant date. Dómhnal Slattery holds an anti-dilution agreement with the Company, pursuant to which, subject to Mr. Slattery’s continued engagement as Chair of the Company, if his award represents less than 1.4% of the Company’s issued and outstanding ordinary shares (excluding Earn Out Shares), the Company will grant further nil-cost options such that Mr. Slattery’s award, when fully vested, (excluding any sold, transferred or other disposed shares) remains 1.4% of the Company’s then issued and outstanding ordinary shares. This arrangement persists until December 31, 2028.
(2)	Vesting commences six months after the grant date and occurs quarterly on a straight-line basis in equal tranches until the options are fully vested. The options expire at the end of the day before the tenth anniversary of the grant date. Stuart Simpson holds an anti-dilution agreement with the Company, pursuant to which, subject to Mr. Simpson’s continued employment as Chief Executive Officer of the Company, if his award represents less than 2% of the Company’s issued and outstanding ordinary shares (excluding Earn Out Shares), the Company will grant further nil-cost options such that Mr. Simpson’s award, when fully vested, (excluding any sold, transferred or other disposed shares) remains 2% of the Company’s then issued and outstanding ordinary shares. This arrangement persists until December 31, 2026, or December 31, 2028 solely to the extent that the event triggering the dilution, between January 1, 2027 and December 31, 2028, arises from the conversion of the Convertible Senior Secured Notes.
(3)	Vesting commences one year after the grant date and occurs quarterly thereafter in non-equal installments in accordance with the applicable vesting schedule until the options are fully vested. The vesting of 25,000 options is contingent upon the achievement of the formal determination that the Company’s aircraft conforms to an approved type design and meets all applicable airworthiness and environmental standards occurring no later than December 31, 2029. The options expire at the end of the day before the tenth anniversary of the grant date.

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

C.	Board Practices

Board of Directors

Our Articles provide that the Board shall consist of up to seven directors (but not less than one director), unless increased or decreased from time to time by the directors or the Company in a general meeting, and the Board shall consist of a majority of independent directors. On September 1, 2025, the Board approved an increase in the size of the Board from seven to eight directors. Our board of directors currently consists of eight directors, six of whom – Carsten Stendevad, JK Brown, Kris Haber, Lord Andrew Parker, Patrick Ky and Ben Story – qualify as independent directors as defined in the NYSE listing requirements. Dómhnal Slattery, who serves as the chairman of the board of directors, and Stuart Simpson, who is the Company’s Chief Executive Officer, do not qualify as independent directors as defined in the NYSE listing requirements.

Pursuant to the Articles, so long as Mudrick Capital beneficially owns at least 10% of the Company’s issued and outstanding ordinary shares, Mudrick Capital shall be entitled to nominate for election a number of individuals to serve as directors on the Board proportionate in number (rounded to the nearest whole number) to its percentage of beneficial ownership in the issued and outstanding ordinary shares (each an “Appointed Director” upon effectiveness of their appointment). Subject to the requirement that the Board shall consist of a majority of independent directors, the Appointed Directors may or may not qualify as independent directors as defined in the NYSE listing requirements. Dómhnal Slattery, Carsten Stendevad and JK Brown were appointed to the Board as Appointed Directors, with both Carsten Stendevad and JK Brown qualifying as independent directors.

The nominating and corporate governance committee of the board of directors shall review each independent Appointed Director candidate proposed by Mudrick Capital for fitness and, if deemed fit for service, recommend the individual for election by a majority vote of the board of directors. If deemed fit by Mudrick Capital (applying, in good faith, the criteria established by the nominating and governance committee), non-independent Appointed Directors will be recommended by the nominating and governance committee for election by a majority vote of the board of directors.

Director positions other than for an Appointed Director (each such director, a “General Director”) may be filled by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the board of directors.

Pursuant to the Articles, so long as Mr. Fitzpatrick beneficially owns at least 3% of the Company’s issued and outstanding ordinary shares, Mr. Fitzpatrick shall be entitled to serve as a General Director on the Board. On January 30, 2025, Mr. Fitzpatrick provided notice to the Board of his resignation as a General Director of the Board, effective immediately. As of the date of this Annual Report, Mr. Fitzpatrick does not serve as a director on the Board. For such period as Mr. Fitzpatrick retains the right to serve as General Director of the Board, the maximum number of Appointed Directors shall be capped at six.

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

Audit Committee

The audit committee, which consists of Ben Story and Carsten Stendevad, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Ben Story serves as chair of the committee. Pursuant to our Articles, the audit committee shall comprise only independent directors. For as long as Mudrick Capital directly or indirectly holds greater than 10% of our ordinary shares issued and outstanding, and to the extent permitted by the rules and regulations of the NYSE, the SEC and/or any other competent regulatory authority and under applicable law, Mudrick Capital may designate a number of Appointed Director(s) proportionate to its share ownership percentage to serve on the audit committee until such time as Mudrick Capital requests that they be removed from the audit committee or replaced, or such Appointed Director resigns from the audit committee.

The audit committee consists exclusively of members of our board who are financially literate, and Ben Story is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Ben Story and Carsten Stendevad satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that is available on our investor relations website at investor.vertical-aerospace.com. The information contained on our website is not incorporated by reference in this Annual Report.

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

The audit committee meets at least once during each fiscal quarter. The audit committee meets separately, periodically, with management, with the independent auditor, with the personnel primarily responsible for the design and implementation of internal controls, and with the internal auditor.

Compensation Committee

The compensation committee, which consists of JK Brown and Ben Story, assists the board in determining executive officer compensation. JK Brown serves as chairman of the committee. Pursuant to our Articles, unless as permitted by the rules and regulations of the NYSE, as is the case for the Company by virtue of its status as a foreign private issuer following home country corporate governance practices in accordance with Cayman Islands laws and regulations, the compensation committee shall comprise at least two directors, and a majority of its members shall be independent directors. For as long as Mudrick Capital directly or indirectly holds greater than 10% of our ordinary shares issued and outstanding, and to the extent permitted by the rules and regulations of the NYSE, the SEC and/or any other competent regulatory authority and under applicable law, Mudrick Capital may designate a number of Appointed Director(s) proportionate to its share ownership percentage to serve on the compensation committee until such time as Mudrick Capital requests that they be removed from the compensation committee or replaced, or such Appointed Director resigns from the compensation committee.

Our board has determined that JK Brown and Ben Story satisfy the “independence” requirements set forth in Section 303A.02(a)(ii) of the NYSE Rules. The compensation committee is governed by a charter that is available on our investor relations website at investor.vertical-aerospace.com. The information contained on our website is not incorporated by reference in this Annual Report.

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of Lord Andrew Parker and Kris Haber, assists our board of directors in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. Lord Andrew Parker serves as chairman of the committee. Pursuant to our Articles, unless as permitted by the rules and regulations of the NYSE, as is the case for the Company by virtue of its status as a foreign private issuer following home country corporate governance practices in accordance with Cayman Islands laws and regulations, the nominating and corporate governance committee shall comprise at least two directors, and a majority of its members shall be independent directors. For as long as Mudrick Capital directly or indirectly holds greater than 10% of our ordinary shares issued and outstanding, and to the extent permitted by the rules and regulations of the NYSE, the SEC and/or any other competent regulatory authority and under applicable law, Mudrick Capital may designate a number of Appointed Director(s) proportionate to its share ownership percentage to serve on the nominating and corporate governance committee until such time as Mudrick Capital requests that they be removed from the nominating and corporate governance committee or replaced, or such Appointed Director resigns from the nominating and corporate governance committee. The nominating and corporate governance committee is governed by a charter that is available on our investor relations website at investor. vertical-aerospace.com. The information contained on our website is not incorporated by reference in this Annual Report.

The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending to the board of directors for its approval nominees for election of directors;
●	reviewing annually the board committee structure and recommending to the board of directors for its approval directors to serve as members of each committee;
●	overseeing annual self-evaluations of the board of directors and management; and
●	reviewing and reassessing the adequacy of corporate governance guidelines and recommending proposed changes to the board of directors for approval.
D.	Employees

As of December 31, 2025, we had 454 employees, including 12 fixed term contract employees, reflecting an increase from 359 employees as of December 31, 2024. The majority of our employees are based in the United Kingdom.

The table below sets out the number of employees by category:

As of December 31,
Department	2025
Production, supply chain and operations	90
Finance	14
Engineering (including Innovation management and research and development)	282
Commercial and Marketing	9
Other(1)	59
Total	454
(1)	Other includes IT, employees in our facilities (as described below), quality and human resources, among others.

The table below sets out the number of employees by location (country):

As of December
Country	31, 2025
UK	448
Singapore	2
France	3
United States	1
Total	454

In line with industry standards in the country of employment, our employees maintain a range of relationships with union groups, although none of our employees are represented by a recognized labor union.

We have never experienced labor related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.	Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Directors, Senior Management and Employees—Compensation—Incentive Programs.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The Company was not required to prepare an accounting restatement during or after the last completed fiscal year.

Item 7.Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of February 27, 2026 by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
●	each of our executive officers and our board of directors; and
●	all of our executive officers and our board of directors as a group.

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

	Number of Ordinary Shares
	Amount and Nature of	Percentage of Outstanding
Name of Beneficial Owner(1)	Beneficial Ownership	shares(2)
5% or Greater Shareholders
Affiliates of Mudrick Capital Management L.P.(3)	100,721,855	67.7%
Stephen Fitzpatrick(4)	8,280,755	7.7%
Saba Capital Management, L.P	8,115,044	7.6%
Directors and Named Executive Officers
Dómhnal Slattery(5)	*	*	%
Ben Story	*	*	%
Kris Haber	*	*	%
James Keith (JK) Brown	*	*	%
Poul Carsten Stendevad	*	*	%
Lord Andrew Parker	*	*	%
Patrick Ky	*	*	%
Stuart Simpson(6)	1,269,294	1.2%
John Maloney	*	*	%
All executive officers and directors as a group (9 persons)(7)	2,118,121	2.0%
*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	Except as otherwise indicated, and subject to applicable community property laws, we believe based on the information provided to us that the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.
(2)	Percentage of outstanding shares is based on 102,328,004 of our ordinary shares, issued and outstanding as of February 27, 2026.
(3)	Based on information reported in a Schedule 13D/A filed on July 14, 2025 and other information known to the Company. Represents (i) 54,359,585 ordinary shares, (ii) 41,796,270 ordinary shares issuable upon conversion of the Convertible Senior Secured Notes, (iii) 400,000 ordinary shares issuable upon exercise of the Convertible Notes Warrants that are exercisable within 60 days of February 27, 2026, (iv) 2,083,000 ordinary shares issuable upon exercise of Tranche A Warrants that are exercisable within 60 days of February 27, 2026, and (v) 2,083,000 ordinary shares issuable upon exercise of Tranche B Warrants that are exercisable within 60 days of February 27, 2026, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P. (collectively, the “Mudrick Funds”), in the aggregate. The table above excludes 17,492,538 ordinary shares representing the maximum number of Convertible Senior Secured PIK Shares that may still be issuable to certain funds, investors, entities or accounts that are managed, sponsored or advised by Mudrick Capital Management, L.P. or its affiliates pursuant to the Indenture and the First Supplemental Indenture. Jason Mudrick is the founder, general partner and Chief Investment Officer of Mudrick Capital Management, L.P. Mr. Mudrick, through Mudrick Capital Management, L.P., is responsible for the voting and investment decisions relating to such ordinary shares. Each of the aforementioned entities and individuals disclaims beneficial ownership of the ordinary shares held of record by any other entity or individual explicitly named in this footnote except to the extent of such entity or individual’s pecuniary interest therein, if any. The address of each of the entities and individuals explicitly named in this footnote is c/o Mudrick Capital Management, L.P., 527 Madison Avenue, 6th Floor, New York, NY 10022.
(4)	Based on information reported in a Schedule 13D/A filed on November 19, 2025 and other information known to the Company. Represents (i) 3,280,755 ordinary shares held by Mr. Fitzpatrick or over which Mr. Fitzpatrick has sole voting and investment power; (ii) 5,000,000 ordinary shares issuable upon exercise of 50,000,000 SF Warrants that are exercisable within 60 days of February 27, 2026 held by Imagination Aero, a wholly-owned entity of Mr. Fitzpatrick, and (iii) 200,000 ordinary shares held by Imagination Aero. Mr. Fitzpatrick is the sole managing member and beneficial owner of Imagination Aero.
(5)	Based on information provided to the Company, includes ordinary shares beneficially owned through Vizela 1 Limited and Maples Trustee Services (Cayman) Limited. Mr. Slattery’s engagement letter with the Company includes an anti-dilution provision, pursuant to which, subject to Mr. Slattery’s continued service as the chairman of the Board, if at any time during the four year vesting period, if his award represents less than 1.4% of the Company’s issued and outstanding ordinary shares (excluding Earn Out Shares), the Company will grant further nil-cost options such that Mr. Slattery’s award, when fully vested, (excluding any sold, transferred or other disposed shares) remains 1.4% of the Company’s then issued and outstanding ordinary shares. Vested shares are subject to a 12-month holding period from the date of vesting. Notwithstanding the terms of the Plan, all unvested shares will automatically vest upon a change in control.

(6)	Mr. Simpson’s holds an anti-dilution agreement with the Company, pursuant to which, subject to Mr. Simpson’s continued employment as Chief Executive Officer of the Company, if his award represents less than 2.0% of the Company’s issued and outstanding ordinary shares (excluding Earn Out Shares), the Company will grant further nil-cost options such that Mr. Simpson’s award, when fully vested, (excluding any sold, transferred or other disposed shares) remains 2.0% of the Company’s then issued and outstanding ordinary shares. This arrangement persists until December 31, 2026, or December 31, 2028, solely to the extent that the event triggering the dilution, between January 1, 2027, and December 31, 2028, arises from the conversion of the Convertible Senior Secured Notes.
(7)	Comprising (i) 396,028 ordinary shares held by executive officers and directors, and (ii) 1,667,713 ordinary shares underlying options and restricted stock units held by executive officers and directors that have vested or that will vest within 60 days of February 27, 2026.

The table above does not include the ordinary shares represented by the Virgin Atlantic Commercial Warrant Shares, the American Commercial Warrant Shares, and the Avolon Commercial Warrant Shares because these securities are not exercisable within 60 days of February 27, 2026.

Significant Changes in Ownership

On December 23, 2024, pursuant to the Investment Agreement and First Supplemental Indenture, Mudrick Capital converted half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes into ordinary shares of the Company, whereupon Mudrick Capital (including funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates) became our ultimate controlling party. Prior to such conversion, Mudrick Capital beneficially owned 10.7% of the Company’s ordinary shares outstanding as of June 30, 2024, on the basis of shares issuable upon conversion of the Convertible Senior Secured Notes and exercise of Company warrants held by it, based on information reported in a Schedule 13D/A filed with the SEC on November 25, 2024. Following such conversion, Mudrick Capital (including funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates) beneficially owned 79.3% of the Company’s ordinary shares outstanding as of December 23, 2024, on the basis of shares held by Mudrick Capital, together with shares issuable upon conversion of the outstanding balance of the Convertible Senior Secured Notes and exercise of Company warrants held by it, based on information reported in a Schedule 13D/A filed with the SEC on December 26, 2024. Following the January 2025 Offering, the July 2025 Offering, together with additional open market purchases and issuances under the ATM, as of February 27, 2026, Mudrick Capital beneficially owned 67.7%, on the basis of shares held by Mudrick Capital, together with shares issuable upon conversion of the outstanding balance of the Convertible Senior Secured Notes and exercise of Company warrants held by it, based on information reported in a Schedule 13D/A filed with the SEC on July 14, 2025, and other information known to the Company.

Prior to the aforementioned Mudrick Capital conversion, Stephen Fitzpatrick was our majority shareholder, beneficially owning 74.98% of the Company’s ordinary shares outstanding as of June 30, 2024, on the basis of shares held by him and his affiliates, together with shares issuable upon exercise of warrants held by his affiliates, based on information reported in a Schedule 13D/A filed with the SEC on December 17, 2024. Following such conversion, Mr. Fitzpatrick’s beneficial ownership (on an unchanged basis) represented 27.48% of the Company’s ordinary shares outstanding as of December 23, 2024, based on information reported in a Schedule 13D/A filed with the SEC on December 26, 2024. As of February 27, 2026, Stephen Fitzpatrick beneficially owned 7.7% of the Company’s ordinary shares outstanding, on the basis of shares held by Mr. Fitzpatrick, the exercise of warrants held by Mr. Fitzpatrick, and shares held by Imagination Aero, based on information reported in a Schedule 13D/A filed with the SEC on November 19, 2025, and other information known to the Company.

Difference in Voting Rights

All of the Company’s ordinary shares have the same voting rights and no major shareholder of the Company has different voting rights.

Securities Held in the Host Country

Based on a review of the information provided to us by our transfer agent, as of February 27, 2026, there were 46 registered holders of our ordinary shares, 20 of which are United States registered holders (including Cede & Co., the nominee of the Depository Trust Company), holding approximately 96% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Arrangements for Change in Control

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.	Related Party Transactions

The following is a description of our related party transactions since January 1, 2023.

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

Office Space Agreement with Imagination Industries Investments Limited

VAGL entered into an office space agreement with Imagination Industries Investments Ltd (“i3”) on January 1, 2022, as amended, pursuant to which i3 agreed to provide a dedicated number of desk space at the United House office in London to Vertical. We paid i3 £263 thousand during the year ended December 31, 2025 for this office space. i3 is indirectly owned by Mr. Fitzpatrick (who, at the time of entry into the agreement, was our Chief Executive Officer, director and majority shareholder).

Executive Assistant Agreement with Clahane Capital SEZC Ltd.

VAGL entered into an agreement with Clahane Capital SEZC Ltd., a company wholly owned by Dómhnal Slattery, on October 22, 2025, pursuant to which Clahane Capital SEZC Ltd. Agreed to provide executive assistant services to Mr. Slattery in his capacity as Chair of the Board of the Company. We paid Clahane Capital SEZC Ltd. £13 thousand during the year ended December 31, 2025, for this service.

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

Following the execution of the First Supplemental Indenture, on December 23, 2024, the Partial Conversion occurred, wherein the holders of the Convertible Senior Secured Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per ordinary share, which resulted in the issuance of 47,343,585 ordinary shares by the Company to the holders of the Convertible Senior Secured Notes. As of February 27, 2026, a total of 41,796,270 ordinary shares are issuable upon exercise of the remaining outstanding principal amount of the Convertible Senior Secured Notes.

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

Investment Agreement and Related Transactions

On December 20, 2024, the Company and, among others, Mudrick Capital entered into the Investment Agreement, pursuant to which Mudrick Capital committed to fund up to $50 million to the Company in its subsequent funding round, with $25 million funded on a non-contingent basis, and a backstop commitment for an additional $25 million to be funded by Mudrick Capital if the Company is not able to raise such amount in such funding round. We launched the funding round in January 2025 by way of the January 2025 Offering, culminating in aggregate gross proceeds of $90 million, before deducting underwriting discounts and commissions and other offering expenses, with Mudrick Capital contributing $25 million thereof.

As contemplated by the Investment Agreement, the Company and Mudrick Capital entered into a lock-up agreement, dated as of the date of the Investment Agreement, containing certain restrictions on transfer with respect to all ordinary shares of the Company beneficially owned by Mudrick Capital until the earlier of the completion of the subsequent funding round of the Company and March 31, 2025. Such restrictions on transfer expired on January 24, 2025 in connection with the closing of the January 2025 Offering, and were superseded by the lock-up entered into, among others, by the Company’s 10% or greater shareholders (including Mudrick Capital) in connection with the January 2025 Offering, as described below under “-January 2025 Offering Officer/Director/Shareholder Lock-Ups.”

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

Participation in the July 2025 Offering

In connection with the July 2025 Offering, Mudrick Capital contributed $12.5 million of the aggregate gross proceeds of $69 million, before deducting underwriting discounts and commissions and other offering expenses, raised in the offering.

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

In connection with the SF Investment, the Company and Imagination Aero, a company wholly owned by Mr. Fitzpatrick, entered into a lock-up agreement, dated as of the closing of the initial investment under the SF Investment Agreement, containing certain restrictions on transfer with respect to the ordinary shares issued and issuable pursuant to the SF Investment Agreement, beginning at the date of issuance and ending 180 days thereafter. The restrictions on transfer in respect of the ordinary shares issued pursuant to the SF Investment Agreement on March 13, 2024, expired on September 9, 2024.

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

Investment Agreement and Related Transactions

On December 15, 2024, the Company and Stephen Fitzpatrick, among others, entered into the Forbearance Agreement, pursuant to which Mr. Fitzpatrick undertook to support the contemplated transactions memorialized in the Investment Agreement, as well as to release any past, present and future claims against any of the other parties thereto relating to such transactions.

On December 20, 2024, the Company and, among others, Imagination Aero, a company wholly owned by Mr. Fitzpatrick, entered into the Investment Agreement. Pursuant to the Investment Agreement, all obligations under the SF Investment Agreement were deemed expired, including in respect of the funding commitment thereunder regarding a second tranche of $25 million, with such obligations being replaced by the right for Mr. Fitzpatrick a 12-month option to invest up to $25 million in ordinary shares of the Company at a strike price equal to the per share purchase price paid by investors in the January 2025 Offering. This option was not exercised.

In connection with the Investment Agreement, the Company, Stephen Fitzpatrick and Imagination Aero, a company wholly owned by Mr. Fitzpatrick, entered into a lock-up agreement, dated as of the date of the Investment Agreement, containing certain restrictions on transfer with respect to all ordinary shares of the Company beneficially owned by Mr. Fitzpatrick until the earlier of the completion of the subsequent funding round of the Company and March 31, 2025. Such restrictions on transfer expired on January 24, 2025, in connection with the closing of the January 2025 Offering, and were superseded by the lock-up entered into, among others, by each of the Company’s directors (including Mr. Fitzpatrick) in connection with the January 2025 Offering, as described below under “-January 2025 Offering Officer/Director/Shareholder Lock-Ups.”

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

January 2025 Offering Officer/Director/Shareholder Lock-Ups

In connection with the January 2025 Offering, each of the Company’s executive officers, directors and 10% or greater shareholders (including Mudrick Capital and Mr. Fitzpatrick) agreed, for a period of 60 days after January 22, 2025, subject to certain exceptions, not to sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of any ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares beneficially owned by each such person without the prior written consent of the underwriters to the January 2025 Offering.

July 2025 Offering Officer/Director/Shareholder Lock-Ups

In connection with the July 2025 Offering, each of the Company’s executive officers, directors and its controlling shareholder (including Mudrick Capital) agreed, for a period of 60 days after July 8, 2025, subject to certain exceptions, not to sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of any ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares beneficially owned by each such person without the prior written consent of the underwriters to the July 2025 Offering.

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

C.	Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal or Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. On February 23, 2026, we were named as defendants in a complaint filed by Archer Aviation Inc. in the U.S. District Court for the Eastern District of Texas, alleging infringement of Archer Aviation Inc.’s design and utility patents under the U.S. Patent Act. We believe that the asserted claims in the Complaint are without merit and intend to defend the allegations vigorously.

Other than as disclosed herein, we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

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

In the year ended December 31, 2025, we did not declare or pay any dividends.

B.	Significant Changes

None.

Item 9.The Offer and Listing

A.	Offer and Listing Details

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

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the NYSE under the symbol “EVTL”.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our Articles is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.10 to this Annual Report and is incorporated by reference into this Annual Report.

C.	Material Contracts

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

D.	Exchange Controls

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

E.	Taxation

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

The following statements are of a general nature and do not purport to be a complete analysis of all potential U.K. tax consequences of acquiring, holding and disposing of ordinary shares. They are based on current U.K. tax law and on the current published practice of His Majesty’s Revenue and Customs (“HMRC”) (which may not be binding on HMRC), as of the date of this Annual Report, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain U.K. tax consequences for holders of ordinary shares who are tax resident in (and only in) the U.K. (or, in the case of corporate holders, who are not residents but carry on business in the U.K. through a permanent establishment with which their investment in the Company is connected), and in the case of individuals, who are the absolute beneficial owners of the ordinary shares and any dividends paid on them and who hold the ordinary shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the U.K. tax consequences which may be relevant to certain classes of holders of ordinary shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with us or our group, persons holding their ordinary shares as part of hedging or conversion transactions, persons who have recently become U.K. resident, holders of ordinary shares who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment, and holders of ordinary shares who are or have been our officers or employees or a company forming part of our group. The statements do not apply to any holder of ordinary shares who either directly or indirectly holds or controls 10% or more of our share capital (or class thereof), voting power or profits.

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

All dividends received by a U.K. resident individual holder of ordinary shares from us or from other sources will form part of the holder’s total income for income tax purposes and will constitute the top slice of that income. For the tax year 2025/26, a nil rate of income tax will apply to the first £500 of taxable dividend income received by the holder of ordinary shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the total dividend income exceeds the £500 dividend allowance, the first £500 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.

Corporation Tax

Corporate holders of ordinary shares which are resident for tax purposes in the U.K. should not be subject to U.K. corporation tax on any dividend received from us so long as the dividends qualify for exemption (as is likely) and certain conditions are met (including anti-avoidance conditions). Corporate holders of ordinary shares who are not resident in the U.K. will not generally be subject to U.K. corporation tax on dividends unless they are carrying on a trade in the U.K. through a permanent establishment in connection with which the ordinary shares are used, held, or acquired.

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

The applicable tax rates for individual holders of ordinary shares realizing a gain on the disposal of ordinary shares for the tax year 2025/26 is, broadly, 18% for basic rate taxpayers and 24% for higher and additional rate taxpayers. The applicable tax rates for corporate holders of ordinary shares realizing a gain on the disposal of ordinary shares for the tax year 2025/26 is, broadly, 25%.

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

Provided that ordinary shares are not registered in any register maintained in the U.K. by or on behalf of us and are not paired with any shares issued by a U.K. incorporated company, the transfer of (or agreement to transfer) ordinary shares will not be subject to SDRT. We currently do not intend that any register of ordinary shares will be maintained in the U.K.

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

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	banks, insurance companies, and certain other financial institutions;
●	regulated investment companies and real estate investment trusts;
●	brokers, dealers or traders in securities;
●	traders in securities that elect to mark to market;
●	tax-exempt organizations or governmental organizations;
●	U.S. expatriates and former citizens or long-term residents of the United States;
●	persons holding our ordinary shares and/or warrants as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares and/or warrants being taken into account in an applicable financial statement;
●	persons that actually or constructively own 5% or more (by vote or value) of the outstanding issued ordinary shares;
●	“controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	S corporations, partnerships or other entities or arrangements treated as partnerships or other flowthrough entities for U.S. federal income tax purposes (and investors therein);

●	U.S. Holders having a functional currency other than the U.S. dollar;
●	persons who hold or received our ordinary shares and/or warrants, as the case may be, pursuant to the exercise of any employee share option or otherwise as compensation; and
●	tax-qualified retirement plans.

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

Passive Foreign Investment Company

We will be classified as a PFIC within the meaning of Section 1297 of the Code, for any taxable year if either: (1) at least 75% of the gross income of the Company is “passive income” for purposes of the PFIC rules, the so-called PFIC income test, or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income, the so-called PFIC asset test. For this purpose, we will be treated as owning the proportionate share of the assets, and earning the proportionate share of the income, of any other corporation in which we own, directly or indirectly, 25% or more measured by value of the stock. We are an early-stage company and do not expect to realize revenue until our manufacturing operations are in production. Until we generate revenue, our PFIC status would largely depend on whether we earn non-passive income, such as government grants and research and development tax credits, and whether the amount of such non-passive income exceeds 25% of our gross income for the relevant taxable year. While not clear, taking into account our income, assets and market capitalization, we believe that we were not a PFIC for the taxable year that ended on December 31, 2025. Even after we start generating revenue, our PFIC status would depend on, among other things, the composition of the income, assets and operations of us and our subsidiaries and there can be no assurances that we will not be treated as a PFIC again in any future taxable year. In addition, fluctuations in our market capitalization could affect the analysis under the PFIC asset test. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

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

Item 15.Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Principal Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025.

Based on the material weaknesses described below, our Chief Executive Officer and our Principal Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective. Notwithstanding the identified material weaknesses, our Chief Executive Officer and Principal Financial Officer have concluded that the consolidated financial statements included elsewhere in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the material weaknesses described below, our management, with the participation of our Chief Executive Officer and our Principal Financial Officer, has concluded that, as of December 31, 2025, our internal control over financial reporting was not effective.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or consolidated financial statements may not be prevented or detected on a timely basis.

We identified material weaknesses in our internal control over financial reporting, driven by the lack of a sufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience, which lead to our inability to:

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

Additionally, these material weaknesses could result in our inability to prevent fraud or report our financial results accurately.

Remediation Activities and Plans

During 2025, we have continued to identify and implement appropriate steps to remediate the material weaknesses described above.

Continued progress has been made to improve the design and implementation of our internal controls over a number of our financial reporting processes.

This includes the execution of an expanded internal audit plan for the year covering a review of key financial controls by an independent outsourced internal audit function that focused on assessing the design implementation and operating effectiveness of key controls and processes, identifying any gaps requiring improvement or remediation. Whilst management has now finalized the design of the majority of internal controls over significant business processes, sufficient testing of the operating effectiveness of internal controls is yet to be completed. Remediation of the material weaknesses will require validation and the operating effectiveness of the applicable remedial controls will require testing over a sustained period of financial reporting cycles.

We have continued to supplement internal resources with additional external advice, which will continue to provide ongoing support in regard to complex accounting matters, valuation modelling, judgmental areas and changes in accounting standards. However, as our operations continue to grow in size, scope and complexity, we will need to further increase our resources with a sufficient level of accounting knowledge, training and experience in specific areas. We will also need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of similar complementary features and functionalities, while maintaining and improving the reliability and integrity of our systems and infrastructure.

During 2025, the Company continued to make progress on many of its remedial actions surrounding the material weaknesses identified as of December 31, 2024. However, for many of these remedial actions, management has been unable to obtain sufficient assurance that these have been implemented and/or operating contemporaneously and continuously as of December 31, 2025, and therefore the material weaknesses were not fully remediated at year-end. The Company plans to refine the design of some controls and evaluate and monitor whether the overall control environment is operating effectively during 2026.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies.”

Change in Internal Control Over Financial Reporting

Except for the remediation efforts described above taken to address the material weaknesses, there were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.[Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Ben Story, a member of our audit committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Mr. Story is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Mr. Story’s experience, see Item 6.A. “Directors, Senior Management and Employees-Executive Officers and Board Members.”

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers LLP (PCAOB ID 876) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2025 and 2024.

The table below sets out the total amount billed to us by PricewaterhouseCoopers LLP for services performed in the years ended December 31, 2025 and 2024, and breaks down these amounts by category of service:

	2025	2024
	£’000	£’000
Audit Fees	1,500	1,084
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	1,500	1,084

Audit Fees

Audit fees for the years ended December 31, 2025 and 2024 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements, including comfort letters and consents issued in connection with securities offerings.

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

None.

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

We intend to follow certain corporate governance practices as contained in the Companies Act and other Cayman Islands laws and regulations in lieu of NYSE corporate governance rules which are required under the laws of the Cayman Islands. Specifically, we do not intend to follow Section 303A.07(a) of the NYSE Rules, which requires that a listed company have an audit committee that is composed of at least three members.

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

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and NYSE listing standards. Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit obligations under Section 16 of the Exchange Act.

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

Key elements of our cybersecurity risk management program include but are not limited to the following:

●	Risk assessments designed to help identify material risks from cybersecurity threats to our critical systems, information, products, and our broader enterprise IT environment;
●	A security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
●	The use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;
●	Cybersecurity awareness training of our employees, including incident response personnel, and senior management;
●	A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
●	A third party risk management process for key service providers, based on our assessment of their criticality to our operations and respective risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Risk Factors- If we or our third party service providers fail to protect Confidential Information or experience a security incident, or if unauthorized parties otherwise obtain access to our Confidential Information or IT Systems, including our customers’ data, partners’ data or other personal data, our reputation may be harmed, demand for services may be reduced and we may incur significant liabilities which would materially and adversely affect our business, results of operations and financial condition.” and “Risk Factors-Any material disruption in our IT Systems could adversely affect our business.”

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity risks, including oversight of management’s implementation of our cybersecurity risk management program.

The Audit Committee receives quarterly updates from management on our cybersecurity activities. In addition, management updates the Audit Committee, where it is deemed appropriate, regarding cybersecurity incidents it considers to be significant.

The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives quarterly briefings from management on our cyber risk management program. Board members have also received presentations on cybersecurity topics from our VP Finance, internal security staff, or external experts as part of the Board’s continuing education on topics that impact public companies.

Our management team, including our Chief Data and Information Officer (CDIO), is responsible for assessing and managing our material risks from cybersecurity threats. The CDIO has primary responsibility for our overall cybersecurity risk management program and supervises our internal cybersecurity personnel and any retained external cybersecurity consultants.

Our CDIO, JC Sacristan, has over 25 years of experience leading global IT, cybersecurity, data, and digital functions, including as Chief Digital & Information Officer at Abcam, where they oversaw enterprise cybersecurity, and in senior technology leadership roles at adidas, Nike, and Tempe (Inditex Group).

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT environment.

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

Item 19.Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Fifth Amended and Restated Memorandum and Articles of Association of Vertical Aerospace Ltd.	6-K	001-41169	3.1	1/20/2026

2.1	Specimen Ordinary Share Certificate of Vertical Aerospace Ltd.	F-4	333-257785	4.2	7/9/2021

2.2	Warrant Agreement between Broadstone and Continental Stock Transfer & Trust Company, dated as of September 10, 2020.	F-4	333-257785	4.4	7/9/2021

2.3	Assignment, Assumption and Amendment Agreement (Warrant Agreement) dated December 15, 2021, between Vertical Aerospace Ltd. and Continental Stock Transfer & Trust Company, dated as of September 10, 2020.	20-F	001-41169	2.3	4/29/2022

2.4	Warrant Agreement between Mudrick Capital Management L.P. and Vertical Aerospace Ltd. dated as of October 26, 2021.	F-1	333-262207	4.8	1/18/2022

2.5	Indenture December 16, 2021, between Vertical, Broadstone as guarantor, VAGL as guarantor and U.S. Bank National Association as trustee and collateral agent for the Convertible Senior Secured Notes.	20-F	001-41169	2.5	4/29/2022

2.6	First Supplemental Indenture, dated December 23, 2024, between Vertical and U.S. Bank Trust Company, National Association.	6-K	001-41169	4.1	12/23/2024

2.7	Second Supplemental Indenture, dated December 23, 2024, between Vertical and U.S. Bank Trust Company, National Association.	6-K	001-41169	4.2	12/23/2024

2.8	Waiver, dated December 23, 2024, of Mudrick Capital Management L.P.	6-K	001-41169	4.3	12/23/2024

2.9	American Warrant Instrument dated December 16, 2021 and as amended on July 15, 2022, by and among Vertical, Broadstone, the Sponsor, Vertical Merger Sub Ltd., VAGL and other parties listed therein.	F-1	333-266643	4.6	8/8/2022

2.10	Avolon Warrant Instrument dated December 16, 2021, by and among Vertical, Broadstone, the Sponsor, Vertical Merger Sub Ltd., VAGL and other parties listed therein.	20-F	001-41169	4.8	4/29/2022

2.11	Virgin Atlantic Warrant Instrument, dated October 29, 2021, by and among Vertical, Broadstone, the Sponsor, Vertical Merger Sub Ltd., VAGL and other parties listed therein.	F-4	333-257785	10.20	11/1/2021

2.12†	SF Warrant Instrument, dated March 13, 2024.	6-K	001-41169	99.1	3/13/2024

2.13	Warrant Agreement, dated January 23, 2025, by and between Vertical and Continental Stock Transfer & Trust Company, LLC.	6-K	001-41169	4.1	1/23/2025

2.14	Description of Securities					*

4.1	Registration Rights Agreement dated December 15, 2021, by and among Vertical, Sponsor, Broadstone and other parties as set forth therein.	20-F	001-41169	4.2	4/29/2022

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

4.2††	Amended and Restated Vertical Aerospace Ltd. 2021 Incentive Award Plan.	6-K	001-93177	99.1	8/5/2025

4.3††	Form of Vertical Aerospace Ltd. Replacement Enterprise Management Incentive Option Agreements.	S-8	333-263815	4.4	3/24/2022

4.4	Call Option Agreement dated December 16, 2021, by and among American and VAGL.	20-F	001-41169	4.12	4/29/2022

4.5	Avolon Partnership Agreement, dated March 16, 2021, between VAGL and Avolon Aerospace Leasing Limited.	F-4	333-257785	10.15	8/24/2021

4.6	Rent Deposit Deed, dated July 15, 2021, between Anthony Nigel Samson, VAGL and Imagination Industries Limited.	F-4	333-257785	10.16	8/24/2021

4.7	Licence to Assign, dated July 15, 2021, between Anthony Nigel Samson, Vertical, Imagination Industries Limited and VAGL.	F-4	333-257785	10.17	8/24/2021

4.8	Form of Indemnification and Advancement Agreement.	20-F	001-41169	4.8	3/11/2025

4.9††	Form of Director Appointment Letter.	F-1	333-262207	10.23	1/18/2022

4.12†	Investment Agreement, dated February 22, 2024, between Vertical and Imagination Aero Investments Limited.	6-K	001-41169	99.1	2/23/2024

4.13	Registration Rights Agreement, dated March 13, 2024, between Vertical and Imagination Aero Investments Limited.	6-K	001-41169	99.3	3/13/2024

4.14†	Forbearance Agreement, dated December 15, 2024, by and among Vertical, VAGL, Mudrick Capital Management L.P., Stephen Fitzpatrick and Imagination Aero Investments Limited.	6-K	001-41169	99.1	12/20/2024

4.15†	Investment Agreement, dated December 20, 2024, by and among Vertical Aerospace Ltd., Vertical Aerospace Group Ltd., Mudrick Capital Management L.P., Stephen Fitzpatrick and Imagination Aero Investments Limited.	6-K	001-41169	99.2	12/20/2024

4.16	Registration Rights Agreement, dated December 23, 2024, between Vertical and Mudrick Capital Management L.P.	6-K	001-41169	99.4	12/23/2024

4.17	Shareholder Letter Agreement, dated December 23, 2024, by and among Vertical, Mudrick Capital Management L.P., Stephen Fitzpatrick and Imagination Aero Investments Limited.	6-K	001-41169	99.1	12/23/2024

8.1	List of Subsidiaries.					*

11.1	Insider Trading Policy					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.					*

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation	20-F	001-41169	97.1	3/14/2024

101.INS	Inline XBRL Instance Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).					*
*	Filed herewith.
**	Furnished herewith.
†	Certain personal information has been redacted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.
††	Indicates a management contract or compensatory plan.

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

Date: March 24, 2026

By:	/s/ Stuart Simpson
Name:	Stuart Simpson
Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vertical Aerospace Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Vertical Aerospace Ltd. and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Group’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group is not currently generating revenue, since inception has incurred net losses (excluding fair value movement on financial liabilities at fair value through profit and loss) and net cash outflows from operating activities, has a net shareholders’ deficit, requires additional capital to continue to fund its ongoing operations, and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers LLP

Bristol, United Kingdom

March 24, 2026

We have served as the Group’s auditor since 2017.

Vertical Aerospace Ltd

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Years Ended December 31, 2025, December 31, 2024 and December 31, 2023

	Note	2025	2024	2023
		£ 000	£ 000	£ 000
Research and development expenses	7	(71,991)	(59,888)	(65,373)
Administrative expenses	7	(53,351)	(43,411)	(40,818)
Related party administrative expenses	7	(276)	(1,280)	(83)
Other operating (expense)/income	5	(1,825)	43,412	4,326
Operating loss		(127,443)	(61,167)	(101,948)
Finance income	8	24,392	2,641	35,801
Finance costs	8	(192)	(34,946)	(16,460)
Related party finance income/(costs)	8	305,830	(687,723)	—
Net finance income/(costs)	8	330,030	(720,028)	19,341
Profit/(loss) before tax		202,587	(781,195)	(82,607)
Income tax credit/(expense)	10	30,341	(45)	22,661
Net profit/(loss) for the year		232,928	(781,240)	(59,946)
Other Comprehensive income:
Items that may be reclassified to profit or loss
Change in fair value from own credit risk		—	22,293	—
Foreign exchange translation differences		7,229	2,426	(6,881)
Total other comprehensive income/(loss) for the year		7,229	24,719	(6,881)
Total comprehensive income/(loss) for the year		240,157	(756,521)	(66,827)
		£	£	£
Basic earnings/(loss) per share	9	2.63	(38.46)	(3.13)
Diluted loss per share	9	(0.57)	(38.46)	(3.13)

For the year ended December 31, 2025, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted loss per share calculation decreases earnings per share. For the years ended December 31, 2024, and December 31, 2023, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share and hence have been excluded.

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Consolidated Statement of Financial Position as at December 31, 2025 and December 31, 2024

		December 31,	December 31,
	Note	2025	2024
		£ 000	£ 000

Non-current assets
Property, plant and equipment	11	2,394	3,078
Right of use assets	12	3,006	1,969
Intangible assets	13	—	132
		5,400	5,179
Current assets
Trade and other receivables	15	29,465	18,297
Restricted cash	14	1,224	1,700
Cash and cash equivalents	14	69,082	22,556
		99,771	42,553
Total assets		105,171	47,732
Equity
Share capital	16	79	55
Other reserve	16	136,833	99,299
Treasury share reserve	16	(803)	(803)
Share premium	16	660,019	554,391
Accumulated deficit		(917,573)	(1,152,283)
Total shareholders’ deficit		(121,445)	(499,341)
Non-current liabilities
Lease liabilities	18	2,309	1,620
Provisions	19	1,139	620
Trade and other payables	20	—	3,991
		3,448	6,231
Current liabilities
Financial liabilities at fair value through profit or loss	24	188,526	524,242
Lease liabilities	18	896	581
Warrant liabilities	21	287	434
Trade and other payables	20	33,459	15,585
		223,168	540,842
Total liabilities		226,616	547,073
Total equity and liabilities		105,171	47,732

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Consolidated Statement of Cash Flows for the Year Ended December 31, 2025, December 31, 2024 and December 31, 2023

	Note	2025	2024	2023
		£ 000	£ 000	£ 000
Cash flows from operating activities
Net profit/(loss) for the year		232,928	(781,240)	(59,946)
Adjustments to cash flows from non-cash items
Depreciation and amortization	11,13	1,096	1,973	2,056
Depreciation on right of use assets	12	860	730	658
Net finance (income)/costs	8	(24,200)	32,306	(19,341)
Related party finance (income)/costs		(305,830)	687,723	—
Share based payment transactions	7	9,667	7,486	8,816
Income tax (credit)/expense	10	(30,341)	45	(22,661)
Non-cash gain (settled in treasury shares)		—	(803)	—
		(115,820)	(51,780)	(90,418)
Working capital adjustments
Decrease/(increase) in trade and other receivables	15	5,473	(7,768)	3,793
Increase/(decrease) in trade and other payables	20	13,883	(2,583)	606
Income taxes received		13,700	15,838	11,319
Net cash flows used in operating activities		(82,764)	(46,293)	(74,700)
Cash flows from investing activities
Decrease in financial assets at amortized cost	14	—	—	59,669
Acquisitions of property, plant and equipment	11	(290)	(428)	(2,102)
Acquisition of intangible assets	13	—	—	(159)
Interest received		2,899	2,162	3,972
Net cash flows from investing activities		2,609	1,734	61,380
Cash flows from financing activities
Proceeds from share issuance	27	88,955	—	838
Proceeds from issues of warrants	27	17,963	—	—
Proceeds from issues of shares to related party	27	22,338	15,629	—
Proceeds from issues of warrants to related party	27	6,910	3,907	—
Proceeds from exercise of warrants	27	220	—	—
Transaction costs on issuance of equity instruments	27	(7,534)	—	—
Payments to lease creditors	18	(1,037)	(771)	(669)
Net cash flows generated from financing activities		127,815	18,765	169
Net increase/(decrease in cash at bank		47,660	(25,794)	(13,151)
Cash and cash equivalents as at January 1		22,556	48,680	62,927
Effect of foreign exchange rate changes		(1,134)	(330)	(1,096)
Cash and cash equivalents as at December 31		69,082	22,556	48,680

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Consolidated Statement of Changes in Equity for the Year Ended December 31, 2025, December 31, 2024 and December 31, 2023

		Share	Share	Other	Accumulated
	Note	capital	premium	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2023		16	257,197	94,857	(344,752)	7,318
Loss for the year		—	—	—	(59,946)	(59,946)
Translation differences		—	—	(6,881)	—	(6,881)
Total comprehensive loss		—	—	(6,881)	(59,946)	(66,827)
Exercise of options	21	1	796	—	—	797
Share based payment transactions	23	—	(289)	8,935	287	8,933
Transfer of reserves		—	—	(10,154)	10,154	—
At December 31, 2023		17	257,704	86,757	(394,257)	(49,779)

		Share	Share	Treasury share	Other	Accumulated
	Note	capital	premium	reserve	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2024		17	257,704	—	86,757	(394,257)	(49,779)
Loss for the year		—	—	—	—	(781,240)	(781,240)
Change in fair value from own credit risk	24	—	—	—	22,293	—	22,293
Translation differences		—	—	—	2,426	—	2,426
Total comprehensive loss		—	—	—	24,719	(781,240)	(756,521)
Share based payment transactions	23	—	—	—	7,130	—	7,130
Share issuance to related party	16, 27	—	15,629	—	—	—	15,629
Issuance of warrants to related party	16, 27	—	—	—	3,907	—	3,907
Return of Company’s ordinary shares	6, 16	—	—	(803)	—	—	(803)
Transfer of other reserves upon extinguishment of convertible loan notes		—	—	—	(22,293)	22,293	—
Partial conversion of convertible loan notes	15, 24	38	280,567	—	—	—	280,605
Transfer of reserves		—	491	—	(921)	921	491
At December 31, 2024		55	554,391	(803)	99,299	(1,152,283)	(499,341)

		Share	Share	Treasury share	Other	Accumulated
	Note	capital	premium	reserve	reserves	deficit	Total
		£ 000	£ 000	£ 000	£ 000	£ 000	£ 000
At January 1, 2025		55	554,391	(803)	99,299	(1,152,283)	(499,341)
Profit for the year		—	—	—	—	232,928	232,928
Translation differences		—	—	—	7,229	—	7,229
Total comprehensive profit		—	—	—	7,229	232,928	240,157
Share based payment transactions	23	—	—	—	8,924	—	8,924
Share issuance		19	88,890	—	—	—	88,909
Issuance of warrants		—	—	—	17,963	—	17,963
Share issuance to related party	16, 27	5	22,333	—	—	—	22,338
Issuance of warrants to related party	16, 27	—	—	—	6,909	—	6,909
Transaction costs on issuance of equity instruments		—	(5,917)	—	(1,654)	—	(7,571)
Exercise of warrants		—	275	—	(55)	—	220
Exercise of options		—	47	—	—	—	47
Transfer of reserves		—	—	—	(1,782)	1,782	—
At December 31, 2025		79	660,019	(803)	136,833	(917,573)	(121,445)

The accompanying accounting policies and notes form an integral part of these consolidated financial statements.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025

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

These financial statements were authorized for issue by the Board of Directors on March 23, 2026.

Principal activities

The principal activity of the Company and its wholly owned subsidiary, Vertical Aerospace Group Ltd (“VAGL”), is the development and commercialization of vertical take-off and landing electrically powered (“eVTOL”), and hybrid-electrically powered aircraft.

2Material accounting policies

Presentation of these financial statements

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities (including financial liabilities at fair value through profit and loss) which are recognized at fair value through profit or loss.

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

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

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

The Group is currently in the research and development phase of its journey to commercialize eVTOL and hybrid-electric technology. Commensurate with being in the development phase, the Group has invested heavily in research to support the development of its aircraft. The Group is not currently generating revenue and has incurred net losses (excluding fair value movements on financial liabilities at fair value through profit and loss) and net cash outflows from operating activities since inception.

As of December 31, 2025, the Group had £69 million of cash and cash equivalents on hand and a net shareholders’ deficit of £121 million and as of the issuance of these financial statements, the Group had approximately £43 million of cash and cash equivalents on hand.

To position itself to deliver upon its stated operational objectives, management currently projects its net cash outflows from operations within the next 12 months after issuance of these financial statements to be approximately £145 million, which will be used primarily to fund the testing of its prototype aircraft, as well as to further the development of its certification aircraft.

Accordingly, the Group projects that its current existing resources will only be sufficient to fund its ongoing operations to the middle of 2026 and the Group requires additional capital to continue to fund its ongoing operations beyond that point.

The Group’s strategy for obtaining sufficient additional financing to deliver upon its stated operational objectives for the next 12 months is linked to the achievement of certain technical and program milestones, including the timely completion of its piloted transition test flight campaign. Access to required capital may be influenced by progress against these milestones. Management has developed detailed technical plans, schedules, and resource allocations intended to support the execution and delivery of its piloted transition test flight campaign.

Management’s piloted flight test program consists of four phases, with the first three phases (tethered, thrustborne, and wingborne) of this program successfully completed between September 2024 and September 2025. The fourth and final phase of the piloted test flight program (transition), which involves the Group’s prototype aircraft transitioning between thrustborne (“helicopter mode”) and wingborne (“airplane mode”) flight, and vice versa, is underway.

The novel and innovative nature of our prototype aircraft means that our program is inherently complex, and forecasting the timing of the achievement of these milestones requires significant judgment and is subject to variability. The successful completion of these milestones is inherently uncertain and subject to technical, regulatory, and operational risks.

The occurrence of delays or technical challenges may result in the Group’s current cash resources not being sufficient to fund operations through the completion of these technical and program milestones, and there can be no assurance that the Company will achieve them before its liquidity is exhausted, or at all.

Management’s fundraising strategy is to pursue financing following the achievement of these milestones, which intends to optimize financing terms and overall transaction outcomes. Consistent with this approach, management has prioritized the completion of its piloted transition test flight campaign and has deferred plans for a significant capital raise through the capital markets until such milestones have been achieved.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

2Material accounting policies (continued)

Subject to market conditions, the Group remains positioned to execute a capital raise within sufficient proximity of the achievement of these milestones, with internal resources poised for execution. However, there can be no assurance that financing will be available after the completion of such milestones on acceptable terms, or at all.

Management has considered the Group’s previous ability to access capital markets, including the completion of the January 2025 Offering and the July 2025 Offering, with several such offerings executed following the achievement of significant technical or program milestones.

The Company launched the January 2025 Offering and the July 2025 Offering, which culminated in the closing of a $90 million (approximately £72 million) underwritten public offering on January 24, 2025, and the closing of a $69 million (approximately £51 million) underwritten public offering on July 10, 2025, respectively, before deducting underwriting discounts and commissions and other offering expenses.

Whilst this demonstrates the Group’s prior ability to raise capital in connection with program progress, the Group’s ability to obtain additional financing remains subject to market conditions, investor demand, and the Group’s continued achievement of development objectives.

In September 2025, the Company established an “at the market” equity offering program, pursuant to which it may issue and sell its ordinary shares, having an aggregate offering price of up to $100 million (approximately £74 million), from time to time. The Company will pay commissions of up to 3% of the gross proceeds of any ordinary shares sold through the program under the sales agreement. As of the date of issuance of these financial statements, the Company had sold ordinary shares under this program, totaling $21.3 million (approximately £16.2 million), net of commissions.

The Group has discretion to establish a minimum price below which shares will not be sold. While this provides control over pricing parameters, it may also limit or preclude sales during periods when the market price of the common stock is below the specified threshold. Sales under the program, if any, are made at prevailing market prices and are subject to customary conditions, including market demand, trading volume, share price, and the Company’s compliance with applicable regulatory requirements.

If the Group is required to access capital markets before the achievement of program milestones, it may be required to do so under less favorable market conditions. Sufficient capital may not be available on acceptable terms, or at all, if sought earlier than anticipated.

If adequate funds are not available, management may need to reconsider its expansion plans or limit its activities, which could have a material adverse impact on its business prospects and results of operations, including being required to delay, reduce or eliminate some of its research and development programs, or materially impact the Group’s ability to certify its aircraft pursuant to its base case plan targeting certification in 2028 or continue as a going concern. As part of the going concern assessment, Management has considered and evaluated any potential impact of the complaint disclosed in note 29.

The Group’s ability to continue as a going concern is highly dependent on the success of certain milestones and in turn its ability to secure funds from additional funding rounds before it utilizes all existing resources to finance the Group’s ongoing operations. Management is committed to continue to raise additional funds and may seek to issue further equity in doing so.

Although the Group plans to raise additional funds before it utilizes its existing resources there can be no assurance that the Group will be able to raise additional funds on acceptable terms (or on necessary timelines) to provide sufficient funds to meet the Group’s ongoing funding requirements.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

2Material accounting policies (continued)

The Convertible Senior Secured Notes Indenture contains a covenant requiring the Group to maintain a minimum cash balance of at least $10 million (approximately £7.4 million) at all times. The Group currently projects that it will breach this covenant towards the middle of 2026 unless additional capital is raised. Such a breach, if uncured, would result in an event of default occurring under the Indenture, which would permit the Convertible Senior Secured Notes Investor to accelerate the maturity of the Convertible Senior Secured Notes and ultimately claim against its collateral. An event of default would result in the Convertible Senior Secured Notes being due immediately to which the Group does not have sufficient funds to repay.

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

Changes in accounting policy

The Group adopted the amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates, for the first time during the year commencing January 1, 2025.

The amendments above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

No accounting standards and interpretations, that have been published but not effective for the year ending December 31, 2025, have been early adopted by the Group or are expected to have a material impact on the Group.

Government grants

Government grants are recognized as Other operating income and are recognized in the period when the expense to which the grant relates is incurred. Grants are only recognized when there is a signed grant offer letter or equivalent from the government body and there is reasonable assurance that the Group will be able to satisfy all conditions of the grant.

Research and development tax relief

As a Group that carries out extensive research and development activities, the Group benefits from U.K. research and development tax reliefs that support companies that work on innovative projects in science and technology.

Qualifying expenditures largely comprise R&D staff employment costs, R&D components, consumables, parts, tooling and outsourced contracting support for R&D activities and utilities costs.

A specific tax relief for investment in R&D was first introduced by the U.K. Government in April 2000, initially available to only small and medium sized enterprises (“SME”), with a large company R&D credit scheme (“RDEC”) introduced in 2002.

For the year ending December 31, 2025, the SME and RDEC schemes combined into a merged RDEC scheme, with a gross rate of 20% of qualifying R&D expenditure recognized within other operating income, alongside Enhanced R&D Intensive Support (“ERIS”) for R&D-intensive loss-making SMEs, returning a tax credit of up to 27% of qualifying R&D expenditure (not subject to corporation tax).

An R&D-intensive SME is a company with qualifying R&D expenditure that makes up at least 30% of its total expenditure. Additionally, qualifying SMEs must have fewer than 500 staff; turnover under €100m or a balance sheet total under €86m; and must be a company operating at a loss.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

2Material accounting policies (continued)

For the year ending December 31, 2024, there were two R&D tax credit schemes: the Research and Development Expenditure Credit (“RDEC”) and Small-Medium Enterprise (“SME”) schemes. The RDEC scheme returned a gross rate of 20% of qualifying R&D expenditure and the SME scheme returned up to 27% of qualifying R&D expenditure (not subject to corporation tax), with company size determining access to the SME scheme.

The U.K. Government will classify a company as part of a “linked enterprise” if another company directly or indirectly controls, or has the capacity to control, the affairs of the other. In such cases, consideration needs to be given to the investor’s employee headcount, revenue, balance sheet, and any other company that the investor is ‘linked’ to when assessing company size and calculating intensity ratio.

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

Long-term contracts entered into prior to achievement of regulatory certification are typically subject to significant program, technical and volume uncertainties and therefore do not, on their own, support a conclusion that technical feasibility has been established nor provide sufficient evidence that probable future economic benefits will be realized. Such arrangements are accounted for in accordance with the accrual basis of accounting. The Group does not capitalize pre-production inventory. Accordingly, amounts incurred under supplier agreements in advance of regulatory certification or commencement of commercial production are typically recognized in profit or loss when the related goods or services are received or consumed. Amounts paid in advance are recognized as prepayments and expensed as the underlying goods or services are consumed class.

Finance income and costs

Finance income and costs include the fair value movement on warrants liabilities and financial liabilities held at fair value through profit and loss. Finance costs include interest payable and is recognized in profit or loss using the effective interest method. Interest income is recognized in profit or loss as it accrues, using the effective interest method.

Foreign currency transactions and balances

Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates, are recognized in profit or loss. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Translation differences arising from the consolidation of subsidiaries whose functional currency differs to the presentational currency of the group are recorded within other comprehensive income.

The most important exchange rates that have been used in preparing the financial statements are:

-	Closing rate as at December 31, 2025: USD $1 = GBP £0.7434 (2024: £0.7981)
-	Average rate for the year ending December 31, 2025: USD $1 = GBP £0.7584 (2024: £0.7825)

Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

2Material accounting policies (continued)

Tax

The tax expense for the year comprises current tax and deferred tax. Tax is recognized in profit or loss, except that a change attributable to an item of income or expense recognized as other comprehensive income is also recognized directly in other comprehensive income.

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

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

2Material accounting policies (continued)

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

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24-hour notice with no loss of interest.

Restricted cash

Restricted cash refers to deposits held for specific reasons and is not available for immediate ordinary business use. It is presented as a separate line item on the balance sheet where relevant to the understanding of the Group’s financial position.

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

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

2Material accounting policies (continued)

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

Subsequent measurement

After the commencement date, the company measures the lease liability by:

(a)Increasing the carrying amount to reflect interest on the lease liability;
(b)Reducing the carrying amount to reflect the lease payments made; and
(c)	Re-measuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in substance fixed lease payments or on the occurrence of other specific events.

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

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

2Material accounting policies (continued)

Right-of-use assets

The related right-of-use asset is accounted for using the cost model in IFRS 16 and depreciated and charged in accordance with the depreciation requirements of IAS 16 Property, Plant and Equipment as disclosed in the accounting policy for Property, Plant and Equipment. Adjustments are made to the carrying value of the right-of-use asset where the lease liability is re-measured in accordance with the above. Right of use assets are tested for impairment in accordance with IAS 36 Impairment of Assets as disclosed in the accounting policy in impairment.

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

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

2Material accounting policies (continued)

Employee Benefits

A defined contribution plan is a pension plan under which fixed contributions are paid into a separate entity and the Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior year. The contributions are recognized as an employee benefit expense when they are due.

For defined contribution plans, contributions are paid into publicly or privately administered pension insurance plans on a mandatory or contractual basis. The contributions are recognized as an employee benefit expense when they are due.

Liabilities for wages and salaries, including non-monetary benefits and annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service, are recognized in respect of employees’ services up to the end of the reporting year and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as accruals and classified as current liabilities in the balance sheet.

Share based payments – Enterprise Management Incentive and 2021 Incentive Plan

The Company operates two equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (share options or shares). The fair value of the employee services received in exchange for the grant of shares is recognized as an expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the shares granted:

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

See note 23 for further details.

Financial instruments

Financial instruments are contracts that give rise to a financial asset for one entity and to a financial liability or equity instrument for another entity. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the settlement date. The company recognizes financial assets and financial liabilities in the statement of financial position when, and only when, the company becomes party to the contractual provisions of the financial instrument. Financial assets and financial liabilities are offset, and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

2Material accounting policies (continued)

Financial assets

The Group’s financial assets include cash at bank and other financial assets. Financial assets are initially measured at fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs. Trade receivables are initially measured at their transaction price.

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

For financial liabilities for which the fair value option is elected, the Company separately presents in Other Comprehensive Income the portion of the total fair value change attributable to Company-specific credit risk as opposed to reflecting the entire amount in the profit or loss for the year. The Company measures the portion of the change in fair value attributable to Company-specific credit risk as the excess of total change in fair value over the change in fair value that results from a change in a base market risk, including a risk-free interest rate and benchmark rates.

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

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

2Material accounting policies (continued)

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

Warrant Liabilities

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

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

2Material accounting policies (continued)

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Reverse Stock Split

On September 20, 2024, the implementation of a reverse stock split at a ratio of one-for-ten shares became effective. The reverse stock split resulted in a proportional decrease in the number of authorized ordinary shares, and a proportional increase in the par value of such ordinary shares, in each case in accordance with the reverse stock split ratio. All share and per share amounts in these financial statements and related notes hereto have been retrospectively adjusted to account for the effect of the reverse stock split.

Newly adopted accounting policies

There were no new accounting policies adopted during the financial year, and the accounting policies applied are consistent with those applied in the prior year.

At the date of authorisation of these financial statements, a number of new standards and amendments to existing IFRS Accounting Standards have been issued but are not yet effective and have not been early adopted by the Group.

These include, but are not limited to:

●	IFRS 18 Presentation and Disclosure in Financial Statements;
●	IFRS 19 Subsidiaries without Public Accountability: Disclosures;
●	Amendments to IAS 21 Lack of Exchangeability; and
●	other amendments and annual improvements to IFRS Accounting Standards.

IFRS 18 is expected to result in changes to the presentation and disclosure of the Group’s financial performance, including the introduction of defined categories of income and expenses, and new required subtotals. Adoption is expected to primarily impact presentation and disclosures rather than the recognition or measurement of underlying transactions.

The Group does not expect the other standards and amendments listed above to have a material impact on its financial statements.

3Critical accounting judgments and key sources of estimation uncertainty

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting year.

The Company’s most significant estimates relate to the January 2025 Offering in addition to the valuations of financial liabilities at fair value through profit and loss, including the Convertible Senior Secured Notes. During the prior year the Company introduced an adjustment to the credit spread used in the estimation of the fair value of Convertible Senior Secured Notes to reflect changes in company-specific credit risk during the year. The Company’s most critical judgments relate to the research and development tax relief.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

3Critical accounting judgments and key sources of estimation uncertainty (continued)

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

Critical accounting judgments relating to research and development tax relief

Research and development tax relief supports companies that work on innovative projects in science and technology. The U.K. Government administers two such tax relief schemes with eligibility based upon company size and the percentage of total trading expenditure that qualifies as relevant R&D expenditure.

The U.K. Government will classify a company as part of a “linked enterprise” if another company directly or indirectly controls, or has the capacity to control, the affairs of the other. In such cases, consideration needs to be given to the investor’s employee headcount, revenue, balance sheet, and any other company that the investor is ‘linked’ to when assessing company size and calculating intensity ratio.

Management has concluded that the Company itself does not meet the definition of a large company and has determined that the transactions contemplated under the Investment Agreement on December 23, 2024, do not result in the presence of any linked or partner companies that would otherwise cause the Company to be defined as a large company. The Company has therefore recognized relief under the ERIS scheme.

A company is considered R&D intensive where its qualifying R&D expenditure is 30% or more of its total expenditure (the ‘intensity threshold’). Companies meeting this intensity threshold are able to claim enhanced support using a higher rate of credit. The Company has determined its eligibility for enhanced support based upon Total administrative & research and development expenses taken from the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

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

Key sources of estimation uncertainty relating to the January 2025 Offering

On January 24, 2025, upon closing of the January 2025 Offering, 15 million Ordinary Shares plus 7.5 million Tranche A warrants and 7.5 million Tranche B warrants, were contemporaneously issued to the same counterparties. Gross proceeds of the January 2025 Offering totaled $90 million (approximately £72 million), before deducting underwriting discounts and commissions and other offering expenses.

In instances where multiple financial instruments are issued together, the proceeds received are required to be allocated to each instrument to establish its initial carrying amount. Management has undertaken independent issuance-date estimates of fair value for each freestanding instruments issued as part of the “bundled transaction”. Warrants issued as part of the January 2025 Offering are separately exercisable (i.e., the exercise of the warrants would not result in the termination of the ordinary shares the warrants may have been issued with) and are therefore considered to be freestanding.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

3Critical accounting judgments and key sources of estimation uncertainty (continued)

Management has determined that the warrants issued meet the requirements to be classified as equity and therefore are not subsequently measured at fair value. Because ongoing fair value measurement is not required for either instrument issued, the proceeds have been allocated to each financial instrument based on the respective instrument’s proportionate fair value. The Company utilizes a Black-Scholes-Merton model as its “fixed-for-fixed” fair value option model, with inputs shown below:

	Tranche A warrants	Tranche B warrants
Share price ($)	5.60	5.60
Strike price ($)	6.00	7.50
Risk free rate (%)	4.40	4.40
Time to maturity (years)	1.6	5.0
Dividend yield (%)	—	—
Volatility (%)	85.00	85.00

The Tranche A warrants expire on the earlier of: (i) upon the satisfaction of both of the following conditions: (a) the Company successfully demonstrating a wing-borne flight of its VX4 prototype aircraft and (b) the 10-day volume weighted average price of the Company’s ordinary shares, following the public disclosure of such successful wing-borne flight, being equal to or greater than, 103% of the exercise price of the warrants, the 30th day following the date of such disclosure; and (ii) the five-year anniversary of the date of issuance. The Tranche A warrants are exercisable at an exercise price of $6.00 per whole ordinary share.

Upon initial recognition the Company has utilized a probability weighted approach when determining the appropriate time to maturity for the Tranche A warrants, reflecting the likelihood that the above-mentioned conditions occur or are accomplished prior to the five-year anniversary of the date of issuance.

On May 27, 2025, the Company issued a press release constituting the initial public disclosure of the satisfaction of a wing-borne flight of our VX4 aircraft for purposes of the Company’s outstanding Tranche A warrants. However, the 10-day volume weighted average price of the Company’s ordinary shares, following the date of this disclosure did not equal or exceed 103% of the exercise price of the Tranche A warrant within the 30-day period following such date. As such, the Tranche A warrants remain outstanding and will only expire on the five-year anniversary of their date of issuance.

The Tranche B warrants will expire five years from the date of issuance and are exercisable at an exercise price of $7.50 per whole ordinary share.

A resultant fair value of $2.29 per whole Tranche A warrant and $3.61 per whole Tranche B warrant has been derived. The fair value of ordinary shares has been derived using the reference share price upon closing of the January 2025 Offering, being $5.60 per share. Please see note 16 for further details.

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

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

3Critical accounting judgments and key sources of estimation uncertainty (continued)

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

During the prior year the Company introduced an adjustment to the credit spread used in the estimation of the fair value of convertible loan notes to reflect changes in company-specific credit risk during the prior year. Recognized within the credit risk reserve, impact of fair value movements in financial liabilities at fair value through profit and loss that are related to changes in the Company’s own credit risk, were subsequently realized upon substantial modification and extinguishment of the existing financial liability, and therefore transferred to accumulated deficit during the year.

The valuation methods and assumptions are shown in note 25.

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

The Company has determined that, in accordance with IFRS 9, these amendments represented a substantial modification of the existing financial liabilities and was therefore accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, with the difference between the carrying amount of the original instrument and the fair value of the new financial liability recognized in profit or loss during the year ended December 31, 2024.

Following the execution of the First Supplemental Indenture and during the year ended December 31, 2024, the noteholders delivered conversion notices to the Company for the conversion of half, or approximately $130 million (approximately £104 million) in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per Ordinary Share, which resulted in the issuance of 47,343,585 ordinary shares, with a reference share price of $7.42 per ordinary share, by the Company to the holders of the Convertible Senior Secured Notes.

Option pricing has been utilized to calculate the probability that conversion options, that are embedded within the new instrument, will be in the money at expiration and assign a dollar value to it. The underlying share price of the Company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into the model to derive the option’s theoretical fair value.

For detailed information on convertible loans and their embedded derivatives, see note 24.

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

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

5Other operating (loss)/income

The analysis of the Group’s other operating income for the year is as follows:

	2025	2024	2023
	£ 000	£ 000	£ 000
R&D Expenditure Credit (“RDEC”) (note 6)	(7,553)	8,623	1,370
Government grants	5,722	6,870	2,956
Rolls-Royce settlement	—	27,919	—
Other	6	—	—
	(1,825)	43,412	4,326

Government grants

Government grants relate to amounts receivable from grant awarding bodies relating to the research and development of eVTOL technologies. These grants are made to fund research and development expenditure and are recognized in profit or loss in the period to which the expense they are intended to fund relates.

Rolls-Royce settlement

Effective May 22, 2024, the Company entered into an agreement with Rolls-Royce to terminate the contract with Rolls-Royce to design an Electric Propulsion Unit (EPU). Pursuant to the agreement, the Company received a cash payment from Rolls-Royce for an amount equal to $34 million (£26.7 million). In addition, the Company also received a non-cash transfer of 140 thousand of the Company’s own ordinary shares valued at $1 million (£803 thousand) recognized within a treasury shares reserve.

6Income tax credit

The Company recognizes R&D tax relief relating to the RDEC scheme within Other operating income, and R&D tax relief under both the small and medium-sized enterprise (“SME”) scheme and its successor enhanced R&D intensive support (“ERIS”) scheme within Income tax credit, as shown below

	2025	2024	2023
	£000	£000	£000
Enhanced R&D intensive support	16,641	—	—
Small and medium-sized Enterprise scheme	—	—	22,661
Adjustments for R&D tax relief of prior years	13,700	—	—
	30,341	—	22,661

For accounting periods beginning before April 1, 2024, HM Revenue & Customs administered two such tax relief schemes: one aimed at SMEs, and the RDEC scheme, aimed at large companies and other companies that are not eligible for SME relief. A merged RDEC and an ERIS scheme replaced the old RDEC and SME schemes for accounting periods beginning on or after April 1, 2024.

At the time of preparing its financial statements for the year ended December 31, 2024, the Company was unable to determine, with certainty, if any relationships existed that would cause the Company to be defined as a large company and hence ineligible for SME relief. In the absence of such certainty, within those financial statements, the Company recognized tax relief solely based on the RDEC scheme.

Management has since determined that the transactions contemplated under the Investment Agreement on December 23, 2024, do not result in the presence of any linked or partner companies that would otherwise cause the Company to be defined as a large company. Therefore the year ended December 31, 2025 reflects the reversal of tax relief previously recognized under the RDEC scheme of £7,553 thousand (see note 5), with £13,700 thousand subsequently claimed, and received, under the SME scheme (and reported within Income tax credit).

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

7Expenses by nature

Included within administrative expenses and research and development expenses are the following expenses.

	2025	2024	2023
	£ 000	£ 000	£ 000
Research and development staff costs (excluding share-based payment expenses)	39,193	27,148	23,830
Research and development consultancy	22,086	12,179	16,193
Research and development components, parts and tooling	10,712	20,561	25,350
Total research and development expenses	71,991	59,888	65,373
Administrative staff costs (excluding share-based payment expenses)	12,715	9,682	9,616
Share based payment expenses (note 23)	9,667	7,486	8,816
Consultancy costs	3,194	2,961	1,914
Legal and financial advisory costs	3,383	4,609	2,296
HR advisory and recruitment costs	2,031	650	968
IT hardware and software costs	8,505	7,192	6,314
Insurance expenses	2,130	1,357	2,110
Marketing costs	4,653	1,761	688
Premises expenses	1,941	2,183	1,870
Operational travel and logistics costs	1,438	1,006	1,287
Aviation and aerospace regulatory fees	1,127	457	302
Depreciation expense	965	1,088	892
Amortization expense	131	885	1,164
Depreciation on right of use property assets	860	730	658
Other administrative expenses	611	1,364	1,923
Total administrative expenses	53,351	43,411	40,818
Related party administrative expenses	276	1,280	83
Total administrative & research and development expenses	125,618	104,579	106,274

Staff costs relate primarily to salary and salary-related expenses, including social security and pension contributions. Staff costs exclude share-based payments, which primarily relates to both R&D staff and administrative staff – see note 23 for further details.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

8Net finance income/(costs)

	2025	2024	2023
	£ 000	£ 000	£ 000
Interest income on deposits	2,901	2,162	3,356
Fair value movements on financial liabilities at fair value through profit and loss	—	—	15,705
Fair value movements on warrant liabilities	120	479	3,873
Foreign exchange gain	21,371	—	12,867
Total finance income	24,392	2,641	35,801
Fair value movements on financial liabilities at fair value through profit and loss	—	(12,363)	—
In-kind interest on financial liabilities at fair value through profit and loss	—	(17,171)	(16,160)
Foreign exchange loss	—	(5,174)	—
Interest expense on leases	(192)	(156)	(199)
Other	—	(82)	(101)
Total finance costs	(192)	(34,946)	(16,460)
Fair value movements on financial liabilities at fair value through profit and loss	318,035	—	—
Total related party finance income	318,035	—	—
In-kind interest on financial liabilities at fair value through profit and loss	(12,205)	—	—
Substantial modification of financial liabilities at fair value through profit and loss	—	(457,228)	—
Fair value movements on financial liabilities at fair value through profit and loss	—	(230,495)	—
Total related party finance costs	(12,205)	(687,723)	—
Net related party finance income/(costs)	305,830	(687,723)	—
Net finance income/(costs)	330,030	(720,028)	19,341

Substantial modification of financial liabilities at fair value through profit and loss includes £1,370 thousand of directly attributable transaction costs

For more information on finance income/(costs) arising on financial liabilities at fair value through profit and loss see note 24.

9Earnings/(loss) per share

Basic earnings per share is calculated by dividing the profit/(loss) for the year attributable to ordinary equity holders of the company by the number of ordinary shares outstanding.

Diluted loss per share is calculated by adjusting the profit or loss for the year and the weighted average number of ordinary shares in issue during the year to assume the conversion of all dilutive potential ordinary shares.

The Company has one category of dilutive potential ordinary shares, being those issuable upon conversion of the Convertible Senior Secured Notes, which for the purpose of diluted loss per share, have been assumed to be issued at the beginning of the year.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

9Earnings/(loss) per share (continued)

The calculation of loss per share is based on the following data:

	2025	2024	2023
	£ 000	£ 000	£ 000
Net profit/(loss) for the year for basic earnings per share	232,928	(781,240)	(59,946)
Adjustment for calculation of diluted earnings per share:
Fair value movements on financial liabilities at fair value through profit and loss	(318,035)	—	—
In-kind interest on financial liabilities at fair value through profit and loss	12,205	—	—
Net loss for the year for diluted earnings per share	(72,902)	(781,240)	(59,946)

	No. of shares	No. of shares	No. of shares
Weighted average issued shares for basic earnings per share	88,659,393	20,315,572	19,125,061
Adjustment for calculation of diluted earnings per share upon conversion of:
Financial liabilities at fair value through profit and loss	38,519,089	—	—
Weighted average issued shares for diluted earnings per share	127,178,482	20,315,572	19,125,061
	£	£	£
Basic earnings/(loss) per share	2.63	(38.46)	(3.13)
Diluted loss per share	(0.57)	(38.46)	(3.13)

For the year ended December 31, 2025, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share. For the year ended December 31, 2024, and December 31, 2023, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share and hence have been excluded.

10Income tax credit/(charge)

Tax credited/(charged) to profit or loss:

	2025	2024	2023
	£ 000	£ 000	£ 000
Current taxation
UK corporation tax	30,341	(45)	22,661

The tax on profit before tax for the year is lower (2024: lower, 2023: lower) than the respective rate of corporation tax in the UK of 25% (2024: 25%, 2023: 19%).

The differences are reconciled below:

	2025	2024	2023
	£ 000	£ 000	£ 000
Profit/(loss) before tax	202,587	(781,195)	(82,607)
Corporation tax (charge)/credit at respective rate	(50,647)	195,298	15,695
Decrease in tax credit from effect of expenses not deductible in determining taxable loss	(1,972)	(1,393)	(892)
Increase/(decrease) in tax credit from tax losses for which no deferred tax asset was recognized	52,619	(193,950)	(14,803)
Research and development tax credit	30,341	—	22,661
Total income tax credit/(charge)	30,341	(45)	22,661

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

10Income tax credit/(charge) (continued)

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

No deferred tax assets or liabilities have been recognized as the Group has a surplus of UK tax losses, which offset in the same jurisdiction as any deferred tax liabilities. A deferred tax asset for the surplus tax losses has not been recognized as the Group has not yet been profitable and therefore there is uncertainty over the availability of future taxable profits against which these losses can be utilized.

Unused potential tax losses for which no deferred tax asset has been recognized as at December 31, 2025 were estimated as £431,440 thousand (2024: £934,012 thousand). Under current UK tax legislation, these losses may be carried forward indefinitely.

11Property, plant and equipment

	Plant and	Leasehold	Assets under	Office
	Machinery	improvements	construction	equipment	Vehicles	Total
	£ 000	£ 000	£ 000	£ 000	£ 000	£ 000
Cost or valuation
At January 1, 2024	465	3,347	612	1,137	120	5,681
Additions	4	401	—	23	—	428
Transfers	—	578	(612)	34	—	—
Disposals	(75)	(139)	—	(119)	—	(333)
At December 31, 2024	394	4,187	—	1,075	120	5,776
Additions	—	242	—	48	—	290
Transfers	—	—	—	—	—	—
Disposals	—	—	—	(176)	—	(176)
At December 31, 2025	394	4,429	—	947	120	5,890
Accumulated depreciation
At January 1, 2024	69	1,059	—	722	10	1,860
Charge for the year	93	706	—	277	12	1,088
Depreciation on disposals	(23)	(112)	—	(115)	—	(250)
At December 31, 2024	139	1,653	—	884	22	2,698
Charge for the year	78	725	—	150	12	965
Depreciation on disposals	—	—	—	(167)	—	(167)
At December 31, 2025	217	2,378	—	867	34	3,496
Net book value
At December 31, 2024	255	2,534	—	191	98	3,078
At December 31, 2025	177	2,051	—	80	86	2,394

All property, plant and equipment is attributable to the UK.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

12Right of use assets

Leasehold Property
£ 000
Cost or valuation
At January 1, 2024	4,274
Additions	246
Disposals	(332)
At December 31, 2024	4,188
Additions	1,897
Disposals	—
At December 31, 2025	6,085
Accumulated depreciation
At January 1, 2024	1,821
Charge for the year	730
Depreciation on disposals	(332)
At December 31, 2024	2,219
Charge for the year	860
Depreciation on disposals	—
At December 31, 2025	3,079
Net book value
At December 31, 2024	1,969
At December 31, 2025	3,006

The right of use assets are leasehold properties in Bristol and Kemble, UK. Further information on the lease liabilities of these leases can be found in note 18.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

13Intangible assets

IT software
£ 000
Cost or valuation
At January 1, 2024	3,865
Additions	—
Disposals	(21)
At December 31, 2024	3,844
Additions	—
Disposals	(3,844)
At December 31, 2025	—
Accumulated amortization
At January 1, 2024	2,847
Amortization charge	885
Depreciation on disposals	(20)
At December 31, 2024	3,712
Amortization charge	131
Depreciation on disposals	(3,843)
At December 31, 2025	—
Net book value
At December 31, 2024	132
At December 31, 2025	—

The amortization charge of £131 thousand (2024: £885 thousand) is shown in Administrative expenses.

All intangible assets are third party software licenses attributable to the UK, which includes perpetual licenses and implementation costs. The carrying amounts of the software was reviewed at the reporting date and management determined that there were no indicators of impairment.

14Cash and cash equivalents

Restricted cash is deemed to be restricted by way of a rent guarantee, which the counterparty can call on in the event of default by the Company.

All balances are held with financial institutions with a minimum rating of ‘A’.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

15Trade and other receivables

	December 31,	December 31,
	2025	2024
	£ 000	£ 000
R&D tax relief receivable	16,644	8,686
Government grants and VAT receivable	4,124	4,349
Prepayments	8,356	4,576
Other receivables	323	634
Amounts due from related party	18	52
	29,465	18,297

Included within R&D tax relief receivable is £nil thousand claimed under the HMRC RDEC scheme (2024: £8,686 thousand) and £16,644 thousand for R&D tax relief claimed under the HMRC ERIS and predecessor schemes (2024: £nil). See note 8 for further information in respect of the reversal tax relief previously recognized under HMRC RDEC scheme. Expected credit losses were not significant in 2025 or 2024. The Group’s exposure to credit and market risks, including impairments and allowances for credit losses, relating to trade and other receivables is disclosed in note 26.

16Share capital and other reserves

Allotted, called up and fully paid shares

	December 31,		December 31,
	2025		2024
	No.	£	No.	£
Ordinary, of $0.001 each	101,602,621	79,328	69,542,515	54,753
	101,602,621	79,328	69,542,515	54,753

Ordinary shares (other than shares held in treasury) have full voting rights, full dividend rights. Treasury shares totaling 140,000 are excluded as at December 31, 2025 (2024: 140,000). The Company is authorized to issue 1,000,000,000 ordinary shares. During the year 32,060,106 ordinary shares were issued as shown below:

	Shares issued	Share capital issued	Proceeds received	Premium arising
	No.	£	£ 000	£ 000
January 2025 Offering	15,000,000	11,972	44,203	44,066
July 2025 Offering	13,800,000	10,181	48,550	48,502
At-the-market offering	2,986,768	2,219	12,740	12,739
Tranche A Warrants	50,000	37	220	275
2021 Incentive Plan	196,262	146	—	—
EMI Scheme	27,076	20	47	47
	32,060,106	24,575	105,760	105,629

On September 5, 2025, the Company entered into the Sales Agreement with Jefferies, pursuant to which the Company may issue and sell its ordinary shares, par value $0.001 per share, having an aggregate offering price of up to $100 million (approximately £74 million), from time to time to or through Jefferies, acting as sales agent, in an “at the market” equity offering program. Under the Sales Agreement, the Company may set the parameters for each sale of ordinary shares, including the total sales price of ordinary shares to be issued, the dates on which such sales are anticipated to be made and any minimum price below which sales may not be made. Subject to the terms and conditions of the Sales Agreement, Jefferies will use commercially reasonable efforts to sell the ordinary shares by methods deemed to be an “at the market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

16Share capital and other reserves (continued)

The Company has no obligation to sell any of the ordinary shares, and Jefferies is not required to sell any specific number or dollar amount of the ordinary shares. The Company may instruct Jefferies not to sell the ordinary shares if the sales cannot be effected at or above the price we designate from time to time and the Company may at any time suspend sales pursuant to the Sales Agreement. The Company pays Jefferies a commission of up to 3.0% of the gross sales proceeds of any ordinary shares sold through Jefferies under the Sales Agreement. The Company made certain customary representations, warranties and covenants in the Sales Agreement and also provided Jefferies with customary indemnification and contribution rights. The offering of ordinary shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all ordinary shares subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein. As of December 31, 2025, the Company had sold approximately 3 million ordinary shares under the “at the market” program at a weighted average share price of $5.91.

Nature and purpose of other reserves

	December 31,	December 31,	December 31,
	2025	2024	2023
	£ 000	£ 000	£ 000
Share based payment reserve	34,215	27,073	21,140
Foreign currency translation reserve	11,139	3,910	1,484
Warrant reserve	36,638	13,475	9,292
Merger reserve	54,841	54,841	54,841
	136,833	99,299	86,757

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

As part of the January 2025 Offering, 7.5 million Tranche A warrants and 7.5 million Tranche B warrants were issued on January 24, 2025, resulting in £23,218 thousand ($28,984 thousand) being recognized within the warrant reserve.

The merger reserve is used to reflect any difference between the consideration and the book value of net assets acquired as part of a business combination.

17Loans from related parties

	December 31,	December 31,
	2025	2024
	£ 000	£ 000
Current loans and borrowings
Loans from related parties	188,526	524,242

On December 15, 2021 Mudrick Capital purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200 million (approximately £151 million) for an aggregate purchase price of $192 million (approximately £145 million) (the “Purchase Price”). See note 24 for more detail.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

17Loans from related parties (continued)

On December 23, 2024, The Company entered into the First Supplemental Indenture with Mudrick Capital, which sets forth certain amendments to the Indenture dated December 16, 2021. The amendments include: (i) effective December 15, 2024, increasing the interest rate applicable to the Convertible Senior Secured Notes to 10.00% for cash interest and 12.00% for PIK interest; (ii) extending the maturity date of the Convertible Senior Secured Notes to December 15, 2028; and (iii) providing for a fixed conversion price of $2.75 per ordinary share (or 363.636 ordinary shares per $1,000 principal amount) for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share (or 285.714 ordinary shares per $1,000 principal amount) for the other half. See note 24 for more details.

Option pricing has been utilized to calculate the probability that the embedded conversion options will be in the money at expiration and assign a dollar value to it. The underlying share price of the Company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into the model to derive the option’s theoretical fair value. As of December 31, 2025 an estimated fair value of £188,526 thousand was calculated for the Convertible Senior Secured Notes.

Following the execution of the First Supplemental Indenture, in accordance with the Investment Agreement, the holders of the Convertible Senior Secured Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million (approximately £104 million) in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per ordinary share, which resulted in the issuance of 47,343,585 ordinary shares, with a reference share price of $7.42 per ordinary share, by the Company to the holders of the Convertible Senior Secured Notes. Accordingly, on December 23, 2024, the ultimate controlling party became Mudrick Capital (including funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates).

18Lease liabilities

The balance sheet shows the following amounts relating to lease liabilities:

	December 31,	December 31,
	2025	2024
	£ 000	£ 000
Long term lease liabilities	2,309	1,620
Current lease liabilities	896	581
Total lease liabilities	3,205	2,201

Lease payments have been discounted using the Company’s incremental borrowing rate of 10 percent.

Lease liabilities maturity analysis

A maturity analysis of lease liabilities based on contractual undiscounted gross cash flow is reported below:

	December 31,	December 31,
	2025	2024
	£ 000	£ 000
Less than one year	1,121	705
Within 2 - 5 years	2,364	1,409
More than 5 years	326	496
Total lease liabilities (undiscounted)	3,811	2,610

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

18Lease liabilities (continued)

Total cash outflows related to leases

Total cash outflows related to leases are presented in the table below:

	December 31,	December 31,
	2025	2024
Payment	£ 000	£ 000
Right of use assets	1,037	771
Low value leases	—	—
Short term leases	54	63
Total cash outflow	1,091	834

A reconciliation of the lease creditors is shown below:

£ 000
As at January 1, 2024	2,620
Additions	196
Interest element of payments to lease creditors	(156)
Principal element of payments to lease creditors	(615)
Interest expense of leases	156
As at December 31, 2024	2,201
Additions	1,847
Interest element of payments to lease creditors	(194)
Principal element of payments to lease creditors	(843)
Interest expense of leases	194
As at December 31, 2025	3,205

Lease creditors relate to property in Bristol and Kemble, UK. The cost, depreciation charge and carrying value for the right-of-use asset is disclosed in note 12. The interest expense on lease liabilities is disclosed in note 8.

19Provisions

	Tax and social
	security	Dilapidations	Total
	£ 000	£ 000	£ 000
As at January 1, 2024	148	108	256
Additions	356	—	356
Unwinding of discount	—	8	8
As at December 31, 2024	504	116	620
Additions	511	—	511
Unwinding of discount	—	8	8
As at December 31, 2025	1,015	124	1,139

The dilapidation provision was recognized as a result of the obligation to return the leased property in Bristol, UK to its original condition at the end of the lease which currently expires in 2028. The provision is expected to be utilized at the end of the lease period.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

20Trade and other payables

Amounts falling due within one year:

	December 31,	December 31,
	2025	2024
	£ 000	£ 000
Trade payables	9,573	5,444
Accrued expenses	22,094	7,354
Amounts due to related parties	139	1,900
Social security and other taxes	1,230	879
Outstanding defined contribution pension costs	423	8
	33,459	15,585

Amounts falling due after more than one year:

	December 31,	December 31,
	2025	2024
	£ 000	£ 000
Deferred fees and charges	—	3,991

The Group’s exposure to market and liquidity risks, including maturity analysis, related to trade and other payables is disclosed in note 26.

21Warrants

Warrant liability at fair value through profit and loss

The following warrants are in issue but not exercised, and are recorded as a liability:

	December 31, 2025	December 31, 2024
	Number	Number
Public Warrants	15,264,935	15,264,935
Convertible Notes Warrants	4,000,000	4,000,000
Outstanding, end of year	19,264,935	19,264,935

Recorded as a liability, the following shows the change in fair value:

£ 000
January 1, 2024	907
Change in fair value recognized in profit or loss	(479)
Foreign exchange movements	6
December 31, 2024	434
Change in fair value recognized in profit or loss	(120)
Foreign exchange movements	(27)
December 31, 2025	287

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

21Warrants (continued)

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

On December 4, 2024, the New York Stock Exchange (the “NYSE”) filed a Form 25 with the SEC, removing the Public Warrants from their listing on the NYSE.

Warrants recognized within equity

The following warrants (and options) are in issue but not exercised:

	Warrants and options in issue		Warrant reserve
	2025	2024	2025	2024
	No.	No.	£ 000	£ 000
Tranche A Warrants	7,450,000	—	8,951	—
Tranche B Warrants	7,500,000	—	14,212	—
SF Warrants	50,000,000	50,000,000	3,907	3,907
Virgin Atlantic Warrants	2,625,000	2,625,000	8,558	8,558
MWC Options	2,000,000	2,000,000	1,010	1,010
	69,575,000	54,625,000	36,638	13,475

The public Tranche A Warrants and Tranche B Warrants were issued on January 24, 2025 in connection with the January 2025 Offering, with each such warrant exercisable for one ordinary share of the Company at an exercise price of $6.00 and $7.50, respectively.

During the year ending December 31, 2025, holders of 50,000 Tranche A Warrants exercised their warrants for 50,000 ordinary shares at an exercise price of $6.00 per share, resulting in gross proceeds of $300 thousand.

The private SF Warrants were issued on March 13, 2024 to Stephen Fitzpatrick pursuant to the SF Warrant Instrument, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $50.00.

The initial Virgin Atlantic Warrants were issued on December 16, 2021 to Virgin Atlantic pursuant to the Virgin Atlantic Warrant Instrument, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $100.00.

Additionally, on December 16, 2021, Marcus Waley-Cohen was awarded 2,000,000 private options, with 10 such options exercisable for one ordinary share of the Company at an exercise price of $115.00.

These warrants and options meet the fixed-for-fixed criterion and are therefore recognized within equity as other reserves until the point of exercise. The amount classified to other reserves on initial recognition reclassified to share capital and share premium upon exercise.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

22Pension and other schemes

Defined contribution pension scheme

The Group operates a defined contribution pension scheme. The pension cost charge for the year represents contributions payable by the Group to the scheme and amounted to £2,329 thousand (2024: £2,068 thousand). Contributions totaling £423 thousand (2024: £8 thousand) were payable to the scheme at the end of the year and are included in trade and other payables.

23Share-based payments

The Group has established two employee option plans. The EMI Scheme was closed to employees during 2021, and the 2021 Incentive Plan was implemented in 2022. The total expense recognized by the company during the year in respect of these plans is shown below:

	2025	2024	2023
	£ 000	£ 000	£ 000
2021 Incentive Plan	9,599	7,142	8,084
Enterprise Management Incentive	68	344	732
	9,667	7,486	8,816

2021 Incentive Plan

The purpose of the 2021 Incentive Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards, including without limitation, options and conditional awards.

Share options are rights to purchase shares at no cost (nil cost options) or a specified price (cost options), if applicable (the exercise price). Options typically become exercisable in one or more installments after the grant date, subject to the participant’s continued employment or service with the Company or one of its subsidiaries and, in certain instances, subject to the satisfaction of performance conditions (performance options).

The 2021 Incentive Plan allows for the grant of options as UK tax advantaged “company share options” (“CSOP”), designed in a manner intended to comply with the provisions of Schedule 4 to ITEPA and subject to specified restrictions contained in that Act.

Awards expire at the end of the day before the tenth anniversary of the grant date. The fair value of the equity instruments granted was derived using a Black-Scholes Model and based upon actual share price on grant date. The following inputs were used:

	December 31,	December 31,
	2025	2024
Average share price at date of grant (£)	4.00	7.13
Expected volatility (%)	85.00%	90.00%
Dividend yield (%)	—	—
Option life (years)	3.60	2.97
Risk-free interest rate (%)	3.94%	4.43%

Expected volatility was determined by the historical volatility of the Company.

The total expense recognized by the company during the year in respect of the 2021 Incentive Plan is £9,599 thousand (2024: £7,142 thousand).

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

23Share-based payments (continued)

The movements in the number of employee share options during the year were as follows:

	2025	2024
	Number	Number
Outstanding, start of year	1,171,210	998,598
Granted during the year	7,254,116	397,803
Forfeited during the year	(546,886)	(96,822)
Exercised during the year	(141,621)	(128,369)
Outstanding, end of year	7,736,819	1,171,210

The number of options outstanding as at the end of the year consists of the following:

	2025	2024
	Number	Number
Nil cost options	3,818,319	1,062,415
Cost options	3,432,330	—
Performance options	377,500	—
Company Share Option Plan (CSOP) options	108,670	108,795
	7,736,819	1,171,210

The vesting of performance options is contingent on the Company achieving Certification on or before December 31, 2029.

Exercise prices ranging from £nil to £8.92 and options exercised during the year related solely to nil-cost options.

The movements in the weighted average exercise price of options during the year were as follows:

	2025	2024
	£	£
Outstanding, start of year	0.91	1.20
Granted during the year	1.41	0.40
Forfeited during the year	0.62	2.97
Exercised during the year	—	—
Outstanding, end of year	1.42	0.91

Details of share options outstanding at the end of the year were as follows:

	December 31,	December 31,
	2025	2024
Weighted average exercise price (£)	1.42	0.91
Number of share options outstanding	7,736,819	1,171,210
Expected weighted average remaining vesting period (years)	2.98	2.14

The number of options which were exercisable at December 31, 2025 was 1,727,449 (December 31, 2024: 380,763) with exercise prices ranging from £nil to £8.92. Options exercised during the year related solely to nil-cost options.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

23Share-based payments (continued)

EMI Scheme

The movements in the number of EMI share options during the year were as follows:

	2025	2024
	Number	Number
Outstanding, start of year	945,429	1,170,231
Granted during the year	—	—
Forfeited during the year	(57,181)	(224,802)
Exercised during the year	(27,076)	—
Outstanding, end of year	861,172	945,429

The movements in the weighted average exercise price of share options during the year were as follows:

	2025	2024
	£	£
Outstanding, start of year	2.20	2.50
Granted during the year	—	—
Forfeited during the year	8.70	3.80
Exercised during the year	1.80	—
Outstanding, end of year	1.80	2.20

Details of share options outstanding at the end of the year are as follows:

	December 31,	December 31,
	2025	2024
Weighted average exercise price (£)	1.80	2.20
Number of share options outstanding	861,172	945,429
Expected weighted average remaining vesting period (years)	0.50	0.92

The number of options which were exercisable as at December 31, 2025 was 676,571 (2024: 635,240) with an exercise price of £1.70 (2024: exercise prices ranging from £1.84 to £11.49).

The total expense recognized by the company during the year in respect of the EMI scheme was £68 thousand (2024: £344 thousand).

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

24Financial liabilities at fair value through profit and loss

The Convertible Senior Secured Notes are classified as financial liabilities at fair value through profit and loss. The following sets forth information regarding the Company’s measurement of the Convertible Senior Secured Notes:

Mudrick Capital
£ 000
As at January 1, 2024	109,291
Period prior to substantial modification
Fair value movements (other than from change in own credit risk)	12,363
In-kind interest paid	17,171
Foreign exchange movements	2,085
Change in fair value from own credit risk	(22,293)
As at December 23, 2024 immediately prior to substantial modification	118,617
Substantial modification and partial conversion
Impact of recognition of modified loan at fair value	455,859
Conversion of Convertible Senior Secured Notes	(280,605)
As at December 23, 2024 immediately after substantial modification	293,871
Period after substantial modification
Fair value movements (other than from change in own credit risk)	230,495
Foreign exchange movements	(124)
As at December 31, 2024	524,242
Fair value movements (other than from change in own credit risk)	(318,035)
In-kind interest paid	12,205
Foreign exchange movements	(29,886)
As at December 31, 2025	188,526

Period prior to substantial modification

On December 15, 2021, Mudrick Capital purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200 million (approximately £151 million) for an aggregate purchase price of $192 million (approximately £145 million) (the “Purchase Price”).

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

The company has determined that, in accordance with IFRS 9, these amendments represent a substantial modification of the existing financial liability and is therefore accounted for as an extinguishment of the original financial liability and the recognition of a new instrument, with the difference between the carrying amount of the original instrument and the fair value of the new financial liabilities at fair value through profit and loss.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

24Financial liabilities at fair value through profit and loss (continued)

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

Following the execution of the First Supplemental Indenture, the noteholders delivered conversion notices to the Company for the conversion of half, or approximately $130 million (approximately £104 million) in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per Ordinary Share, which resulted in the issuance of 47,343,585 ordinary shares, with a reference share price of $7.42 per ordinary share, by the Company to the holders of the Convertible Senior Secured Notes.

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

A number of other covenants exist in relation to the Company’s obligations in respect of the Convertible Senior Secured Notes, including (but not limited to): payments under the Convertible Senior Secured Notes and interest thereunder; furnishing the trustee with Exchange Act reports; compliance with Section 13 or 15(d) of the Exchange Act; provision of an annual compliance certificate; relinquishing of the benefit or advantage of, any stay, extension or usury law; acquisition of the Convertible Senior Secured Notes by the Company; permitting any Company subsidiaries to provide a charge over the Convertible Senior Secured Notes; limitation on liens securing indebtedness; limitation on asset sales; limitation on transactions with affiliates; limitation on restricted payments; and retention of $10 million (approximately £7.4 million) cash.

As of December 31, 2025 a total of 41,796,270 ordinary shares are potentially issuable upon exercise of the remaining outstanding principal amount of Convertible Senior Secured Notes and cash at bank includes £7,434 thousand in accordance with the above covenants.

25Financial instruments

Financial assets at amortized cost

	Carrying value		Fair value
	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024
	£ 000	£ 000	£ 000	£ 000
Cash and cash equivalents	69,082	22,556	69,082	22,556
Trade and other receivables	21,109	18,297	21,109	18,297
Restricted cash	1,224	1,700	1,224	1,700
	91,415	42,553	91,415	42,553

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

25Financial instruments (continued)

The fair value of financial assets is based on the expectation of recovery of balances. All balances are expected to be received in full. Trade and other receivables have been categorized in level 2 of the fair value hierarchy. All other balances have been recognized in level 1 of the fair value hierarchy.

Financial liabilities at amortized cost:

	Carrying Value		Fair Value
	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024
	£ 000	£ 000	£ 000	£ 000
Trade and other payables	32,229	15,585	32,229	15,585
Lease liabilities	3,205	2,201	3,205	2,201
	35,434	17,786	35,434	17,786

All balances have been recognized in level 2 of the fair value hierarchy.

Financial liabilities at fair value through profit or loss:

	Carrying Value		Fair Value
	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024
	£ 000	£ 000	£ 000	£ 000
Financial liabilities at fair value through profit and loss	188,526	524,242	188,526	524,242
Warrant liabilities	287	434	287	434
	188,813	524,676	188,813	524,676

Warrants are quoted on the OTC Bulletin Board (an interdealer automated quotation system for equity securities that is not a national securities exchange) and are therefore categorized in level 2 of the fair value hierarchy (see note 21). The Convertible Senior Secured Notes (both host contract and embedded derivative) are categorized in level 3 of the fair value hierarchy (see note 24).

Valuation methods and assumptions

Financial liabilities at amortized cost

The fair value of trade and other payables is estimated as the present value of future cash flows, discounted at the market rate of interest at the balance sheet date if the effect is material. Due to their short maturities, the fair value of the trade and other payables approximates their book value.

The total interest expense for financial liabilities not held at fair value through profit or loss is £194 thousand (2024: £156 thousand).

Financial liabilities at fair value through profit or loss

The fair value of financial liabilities at fair value through profit and loss, which consist of the Convertible Senior Secured Notes, has been estimated using an option pricing model, in accordance with the definition of fair value under IFRS 13, which represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

25Financial instruments (continued)

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

On December 23, 2024 the maturity date was extended to December 15, 2028 and the Conversion Rate was amended to 363.636 Ordinary Shares per $1,000 principal amount of notes in relation to the first $130,194,859 (£103,997,811) principal amount of the Convertible Senior Secured Notes, which was immediately converted by the noteholder into ordinary shares, and 285.714 Ordinary Shares per $1,000 principal amount of Convertible Senior Secured Notes for the remaining portion outstanding. Additionally, effective December 15, 2024, each Convertible Senior Secured Notes accrues interest at 10.0% per annum with respect to interest paid in cash and 12.0% per annum with respect to payment-in-kind interest. The outstanding principal immediately following partial conversion, and as at December 31, 2024, was $130,194 thousand (£103,914 thousand) and the outstanding principal as at December 31, 2025, is $146,286 thousand (£108,755 thousand).

Option pricing has been utilized to calculate the probability that these options will be in the money at expiration and assign a dollar value to it. The underlying share price of the Company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into the model to derive the option’s theoretical fair value.

As of December 31, 2025 an estimated fair value of £188,526 thousand (2024: £524,242 thousand) was calculated for the Convertible Senior Secured Notes, based on the following valuation inputs:

	December 31,	December 31,	December 23,	December 31,
	2025	2024	2024	2023
Share price ($)	5.33	12.58	7.42	6.88
Conversion price ($)	3.50	3.50	3.50	110.00
Interest rate (%)	12.00	12.00	12.00	9.00
Credit spread (%)	46.57	40.64	41.04	27.50
Expected life (years)	3.00	4.00	4.00	3.00
Risk-free rate (%)	3.50	4.40	4.40	4.00
Dividend yield (%)	—	—	—	—
Volatility (%)	85.00	85.00	85.00	90.00

Company specific inputs include the expected probability and timing of future equity financing, in addition to the probability and timing of a future fundamental change. Credit spread is initially selected such that the fair value of the Convertible Senior Secured Notes reconciles to the total purchase price of $192 million (approximately £145 million) based upon the arms’ length transaction closing as of December 15, 2021, subsequently adjusted for company-specific credit risk.

Changes in Company-specific credit risk were made during the prior year, by way of a 11.0 percentage point increase in credit spread, resulting in downward adjustments to the resultant valuation of £22,293 thousand prior to extinguishment of the original liability.

Risk-free rate is based on the interest rate on US government debt with a three to five-year term. Volatility is based upon a reduction on the historical ordinary share volatility rate as operations develop and mature. Historical share price volatility of comparable companies with a three-month to four-year terms have also been considered.

Had the stock price traded higher, or higher volatility been assumed then this would have resulted in a higher fair value being attributed to the instrument. An increase in the interest rate, risk-free rate or credit spread applied would result in a reduction in the fair value being attributed to the instrument. A 7.5- percentage point decrease / increase in credit spread would result in an increase / decrease in the fair value of the instrument by approximately £7 million.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

26Financial risk management and impairment of financial assets

The Group’s activities expose it to a variety of financial risks: market risk, credit risk, exchange rate risk and liquidity risk.

Credit risk and impairment

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from prepayments to suppliers and distributors and deposits with the Group’s bank. Restricted cash as at December 31, 2025 includes £1,224 thousand (2024: £1,700 thousand) in relation to rent guarantees.

The carrying amount of financial assets represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was £323 thousand (2024: £634 thousand) being the total of the carrying amount of financial assets, including contractual receivables but excluding R&D tax credits receivables and cash.

The Group recognizes loss allowances for expected credit losses (“ECL”) on financial assets measured at amortized cost in accordance with IFRS 9. For trade receivables, the Group applies the simplified approach and recognizes lifetime expected credit losses. For the purpose of measuring expected credit losses, the Group considers a financial asset to be in default when contractual payments are more than 90 days past due or when there is evidence that the counterparty is unlikely to pay its credit obligations in full without recourse to enforcement actions. The 90 days past due criterion is consistent with the rebuttable presumption in IFRS 9 and has not been rebutted by the Group.

The allowance account of trade receivables is used to record impairment losses unless the Group concludes that there is no reasonable expectation of recovering the contractual cash flows; at that point the gross carrying amount of the asset is written off directly against trade receivables. The Group measures expected credit losses based on historical loss experience, adjusted for current and forward-looking information specific to the counterparties and the economic environment. On that basis, the loss allowance as at December 31, 2025, and December 31, 2024, was determined as £nil for trade receivables.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s financial position. The Group’s principal exposure to market risk is foreign exchange rate fluctuations. There are currently no currency forwards, options, or swaps to hedge this exposure.

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. The Group holds cash in USD and GBP. The majority of the Group’s trading costs are in GBP; however, the Group also has supply contracts denominated in USD. The Group holds sufficient cash in USD and GBP to satisfy its trading costs in each of these currencies. A 2-percentage point increase / decrease in GBP to USD exchange rate would increase / decrease profit by £7,470 thousand and decrease / increase other comprehensive income by £3,842 thousand. The Company may be exposed to material foreign exchange risk in subsequent years because of the significance of the USD denominated Convertible Senior Secured Notes in particular relative to USD deposits and cash held ($23,227 thousand at December 31, 2025), which are expected to decline as expenses are incurred until future funding is secured.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Group’s management uses short and long-term cash flow forecasts to manage liquidity risk. Forecasts are supplemented by sensitivity analysis used to assess funding adequacy for at least a 12-month period. The Company manages its cash resources to ensure it has sufficient funds to meet all expected demands as they fall due. Please see note 2 for further details.

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

26Financial risk management and impairment of financial assets (continued)

Maturity analysis

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments and exclude the impact of netting arrangements.

		Between 2 and 5	After more than
	Within 1 year	years	5 years	Total
2024	£ 000	£ 000	£ 000	£ 000
Trade and other payables	15,585	3,991	—	19,576
Lease liabilities	705	1,409	496	2,610
Convertible Senior Secured Notes	—	103,915	—	103,915
	16,290	109,315	496	126,101
2025
Trade and other payables	33,459	—	—	33,459
Lease liabilities	1,121	2,364	326	3,811
Convertible Senior Secured Notes	—	108,755	—	108,755
	34,580	111,119	326	146,025

Capital management

The Group’s objective when managing capital is to ensure the Group continues as a going concern and grows in a sustainable manner. Given the ongoing development of its aircraft and technologies with minimal revenues, the Group has, to date, relied upon capital to fund its operations from a number of sources. During the reporting year the Group received approximately $83.9 million (approximately £67.2 million) in connection with the January 2025 Offering and approximately $66.4 million (approximately £49.0 million) in connection with the July 2025 Offering, both net of underwriting discounts and commissions and other offering expenses. As at December 31, 2025, the Group received approximately $17.1 million (approximately £13.0 million) in connection with its “at-the-market” equity offering program, net of commissions. The Group is also continuing to explore other opportunities to raise additional capital to further support its funding position into the foreseeable future. Cash flow forecasting is performed on a regular basis, which includes rolling forecasts of the Group’s liquidity requirements to ensure that the Group has sufficient cash to meet operational needs.

27Related party transactions

Key management personnel compensation

Key management personnel are the members of the Board and executive officers.

	2025	2024
	£ 000	£ 000
Salaries and other short term employee benefits (including bonuses)	1,731	1,455
Payments to defined contribution pension schemes	19	4
Share-based payment expense	4,992	2,563
	6,742	4,022

The short-term benefits disclosed above include £231 thousand (2024: £187 thousand) of bonuses which were unpaid as at year end and are included in other payables. Aggregate gains made on the exercise of share options for the Directors during the year totaled £nil (2024: £nil).

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

27Related party transactions (continued)

Summary of relationships with Directors

During the year the following were appointed as members of the Board of Directors:

Name	Effective date
Dómhnal Slattery (chairman)	January 14, 2025
Kris Haber	April 30, 2025
James Keith Brown	May 14, 2025
Poul Carsten Stendevad	May 14, 2025
Lord Andrew Parker	June 2, 2025
Patrick Ky	September 1, 2025

During the year the following resigned as members of the Board of Directors:

Name	Effective date
Vincent Casey	January 14, 2025
Stephen Fitzpatrick	January 30, 2025
Gur Kimchi	April 30, 2025
Kathy Cassidy	May 14, 2025
Stephen Welch	June 2, 2025

Both Stuart Simpson’s and Dómhnal Slattery’s engagements with the Company include anti-dilution provisions, subject to their continued service with the Company. In October 2025, the terms of these engagements were amended resulting in their respective holdings and anti-dilution thresholds adjusting to 2.0% and 1.4% of the Company’s then issued and outstanding ordinary shares (excluding Earn Out Shares, being certain shares held subject to restrictions and subject to forfeiture until the Company satisfies certain milestones) respectively (previously 2.4% and 1% respectively). Should their respective awards represent less than these thresholds the Company will grant further nil-cost options such that Stuart Simpson’s and Dómhnal Slattery’s respective holding (excluding any sold, transferred or other disposed shares) remains 2.0% and 1.4% of the Company’s then issued and outstanding ordinary shares respectively.

During the year ended December 31, 2025, a total of 1,334,093 share options were awarded to Stuart Simpson (2024: 1,195,035), vesting on a quarterly basis until March 31, 2028, and 1,353,865 share options were awarded to Dómhnal Slattery (2024: nil), vesting on a quarterly basis until December 31, 2028.

On October 22, 2025, the Group entered into an agreement with Clahane Capital SEZC Ltd., a company wholly owned by Dómhnal Slattery pursuant to which Clahane Capital SEZC Ltd. agreed to provide executive assistant services to Dómhnal Slattery as Chair of the Board of the Company. During the year Clahane Capital SEZC Ltd. charged the group £13 thousand (2024: £nil) for this service, of which £4 thousand was outstanding as at December 31, 2025 (2024: £nil)

During the year ended December 31, 2025, a total of 110,155 share options and restricted stock units were awarded to other independent members of the Board of Directors (2024: 76,142).

Vertical Aerospace Ltd

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2025 (continued)

27Related party transactions (continued)

Summary of relationship with Mudrick Capital

During the year ended December 31, 2025, the Company recognized fair value gains totaling £318,035 thousand (2024: £230,495 thousand subsequent to the substantial modification) and interest charges of £12,205 thousand (2024: £nil subsequent to the substantial modification) in relation to Convertible Senior Secured Notes. Please see note 24 for further details.

The January 2025 Offering included an investment from Mudrick Capital of $25 million (approximately £20 million) in exchange for 4,166,666 Units. Each unit consists of (i) one ordinary share; (ii) one-half of one Tranche A Warrant; and (iii) one-half of one Tranche B Warrant. The Tranche A warrants will expire on the five-year anniversary of the date of issuance and are exercisable at an exercise price of $6.00 per whole ordinary share. The Tranche B warrants will expire five years from the date of issuance and are exercisable at an exercise price of $7.50 per whole ordinary share. The July 2025 Offering included an investment from Mudrick Capital of $12.5 million (approximately £9.2 million) in exchange for 2,500,000 shares.

On December 23, 2024, we entered into a Shareholder Letter Agreement pursuant to which, among other things, we granted Mudrick Capital certain rights to participate in our future equity offerings so long as Mudrick Capital beneficially owns greater than 20% of our issued and outstanding ordinary shares.

Summary of relationship with Stephen Fitzpatrick

In December 2024, the Company granted Stephen Fitzpatrick a 12-month option to invest up to $25 million (approximately £20 million) in ordinary shares of the Company at a strike price equal to the per share purchase price paid by investors in the January 2025 Offering. The option was not exercised during the 12-month period following the January 2025 Offering, however Stephen Fitzpatrick retains certain rights to participate in our future equity offerings so long he beneficially owns greater than 3% of our issued and outstanding ordinary shares.

During the year December 31, 2025, Imagination Industries Investments Ltd, a company controlled by Stephen Fitzpatrick provided and charged the Group with services totaling £263 thousand (2024: £57 thousand), of which £134 thousand remained outstanding as at December 31, 2025 (December 31, 2024: £56 thousand), and the Group provided Imagination Industries Investments Ltd with services totaling £18 thousand (2024: £52 thousand), of which £18 thousand was outstanding as at December 31, 2025 (December 31, 2024: £52 thousand).

28Ultimate controlling party

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

29Non adjusting events after the reporting period

On February 23, 2026, the Company was named as defendants in a complaint filed by Archer Aviation Inc. in the U.S. District Court for the Eastern District of Texas, alleging infringement of Archer Aviation Inc.’s design and utility patents under the U.S. Patent Act (the “Complaint”). The Company believes that the asserted claims in the Complaint are without merit and intend to defend the allegations vigorously.

At this preliminary stage of the proceedings, the outcome and any potential financial effect cannot be determined with sufficient reliability. The matter is therefore disclosed as a contingent liability in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets.